Form 10-K, Exhibit 13
period 1994-01-31
NORDSTROM INC
filed 1994-03-31
CIK 72333

                                          NORDSTROM, INC. AND SUBSIDIARIES   1


About the Company


Nordstrom has grown from its origins as a small shoe store, to become one of the nation's leading fashion specialty retailers, offering a wide variety of fine quality apparel, shoes and accessories for women, men and children. Now in its 93rd year, Nordstrom operates 52 large specialty stores in Washington, Oregon, California, Utah, Alaska, Virginia, Maryland, New Jersey, Illinois and Minnesota, plus four smaller specialty stores, 17 clearance and off-price stores, a men's wear boutique in New York City, and leased shoe departments in 11 department stores in Hawaii. Currently led by the third generation of the Nordstrom family, the Company remains committed to its founding principles of quality, value, selection and service.

2   NORDSTROM, INC. AND SUBSIDIARIES


              Table of Contents

           3  Financial Highlights

           4  Message to the Shareholders

           5  Management Discussion & Analysis

           9  Consolidated Statements of Earnings

          10  Consolidated Balance Sheets

          11  Consolidated Statements of Shareholders' Equity

          12  Consolidated Statements of Cash Flows

          13  Notes to Consolidated Financial Statements

          22  Report of Management

          23  Independent Auditors' Report

          24  Ten-Year Statistical Summary

          26  Officers, Directors and Committees

          30  Retail Store Facilities

                                          NORDSTROM, INC. AND SUBSIDIARIES   3


Financial Highlights

Dollars in thousands except per share amounts
Fiscal Year                                 1993            1992      % Change
- - ------------------------------------------------------------------------------
Net sales                             $3,589,938      $3,421,979          +4.9
Earnings before income taxes             230,918         222,119          +4.0
Net earnings                             140,418         136,619          +2.8
Net earnings per share                      1.71            1.67          +2.4
Cash dividends paid per share                .34             .32          +6.3


Stock Trading

                              Fiscal Year 1993          Fiscal Year 1992
- - --------------------------------------------------------------------------
                             High          Low         High          Low
1st Quarter                 43 1/2        27 3/4      42 3/4        30
2nd Quarter                 32 1/4        25 1/4      35 1/4        25 1/2
3rd Quarter                 35 3/4        26 1/4      35            26 1/2
4th Quarter                 36 1/2        31          40 1/2        30 5/8

Nordstrom, Inc. common stock is traded over-the-counter and quoted daily in leading financial publications. NASDAQ Symbol -- Nobe.


Net Sales
The vertical bar graph shows the growth in net sales for the past ten years. Dollars are in millions. In fiscal year 1993, net sales were $3,590; 1992- $3,422; 1991-$3,180; 1990-$2,894; 1989-$2,671; 1988-$2,328; 1987-$1,920; 1986-
$1,630; 1985-$1,302 and 1984-$959.


Net Earnings
The vertical bar graph compares net earnings for the past ten years.
Beginning with the most recent fiscal year on the left, net earnings (dollars in millions) were as follows: 1993-$140.4; 1992-$136.6; 1991-$135.8; 1990-
$115.8; 1989-$114.9; 1988-$123.3; 1987-$92.7; 1986-$72.9; 1985-$50.1 and 1984-
$40.7.

4   NORDSTROM, INC. AND SUBSIDIARIES


Message to the Shareholders

Our sales totaled $3.59 billion in 1993 compared with $3.42 billion in 1992. Earnings for 1993 were $140.4 million compared with $136.6 million in 1992.

Our full-line Nordstrom stores previously scheduled to open in 1993 were postponed by developers until 1994 or 1995 due to financing or permit delays, but we did open a Nordstrom Factory Direct store in Philadelphia on August 5 and a Facconable store on 54th Street and 5th Avenue in New York City on October 1 of 1993.

We are now back on a more normal expansion schedule for 1994 through 1996. Annapolis Mall, Annapolis, Maryland; Santa Anita Mall, Arcadia, California; Old Orchard Mall, Skokie, Illinois; and a move to an expanded Washington Square store in Southwest Portland, Oregon are all Nordstrom full-line stores opening this year. The first phase of our Bellevue, Washington expansion opens this fall as well.

Store openings for 1995 include Woodfield Mall, Schaumburg, Illinois; Westchester Mall, White Plains, New York; Short Hills Mall, Millburn, New Jersey; Circle Centre, Indianapolis, Indiana; and the final phase of the Bellevue Square expansion. In 1996 we expect to open new stores in Dallas, Denver, Philadelphia and Detroit.

We also welcomed our Direct Sales Division's first catalog on January 27. Telephone answering service is performed by the Nordstrom Direct Sales team in Seattle, and merchandise is shipped from our Memphis, Tennessee warehouse via Federal Express. Early results are very encouraging for this first catalog. Additional catalog mailings will follow about every other month. As we previously announced, our Direct Sales Division will be involved in tests of Interactive Television Shopping over the next 12 to 18 months.

We believe our Company is moving toward a better 1994 for several reasons:
1) Our 4th quarter was the strongest of the past year, and outperformed a good 4th quarter in 1992.
2) Our business in California appears to be recovering well in spite of the earthquake, fires, floods and droughts that have recently affected business in that region.
3) Our sales in our newer markets are most encouraging, with Chicago, Washington, D.C. and New Jersey all doing well.
4) The national economy is improved and our customers seem to be feeling better about the future.

As we move through the '90s, you can be sure your Company's policies will continue to focus on improved customer service, high quality merchandise, wide selection and great value, to better serve more customers than ever.

John A. McMillan
Bruce A. Nordstrom
James F. Nordstrom
John N. Nordstrom

                                          NORDSTROM, INC. AND SUBSIDIARIES   5


Management Discussion and Analysis

The following discussion and analysis gives a more detailed review of the past three years, as well as additional information on future commitments and trends. This discussion and analysis should be read in conjunction with the basic consolidated financial statements and the Ten-Year Statistical Summary.

Sales
Sales have increased to record levels in each of the past three years. As shown below, the sales increases are primarily attributable to additional stores.

Fiscal Year                                   1993        1992        1991
- - --------------------------------------------------------------------------
Additional sales in comparable stores
  (open at least fourteen months)             2.7%        1.4%        1.4%
Sales in new stores                           2.2%        6.2%        8.5%
                                              ----        ----        ----
Total percentage increase                     4.9%        7.6%        9.9%
                                              ====        ====        ====

During the last three years, there has been very modest growth in overall comparable stores' sales. Consumers have been more cautionary in their spending patterns in nearly all regions of the Company's operations during this period of time. Many consumers have reacted to various economic and political issues by slowing or reducing purchases. This trend has been more noticeable in California where, after many years of sustained high growth in sales, comparable sales have decreased at some stores. In addition, sales of women's apparel in 1993 were disappointing. While other categories of merchandise showed improving sales trends, women's apparel sales decreased slightly in comparable stores because fashion trends were not widely accepted. This phenomenon was experienced by many other retailers as well.

It generally takes new stores several years to reach the high sales productivity of the Company's average store, due to the established customer base and traffic patterns of the Company's more mature stores. As a result, sales growth from new stores during the last three years has increased at a somewhat lower rate than the increase in average store square footage each year.

While management believes that some portion of the increase in merchandise sales is due to inflation, it is difficult to measure because of changes in merchandise styles and selections. The change in the retail prices of apparel, shoes and accessories as measured by the Bureau of Labor Statistics on an overall basis was 3% for 1991, 1% for 1992 and 1% for 1993. Management believes that these statistics are the best available measure of the effect of inflation on the Company's selling prices.

Percentage of 1993 Sales by Merchandise Category
The pie chart depicts each merchandise category and the percent to total sales. Clockwise: Shoes - 20%; Men's Apparel and Furnishings - 16%; Children's Apparel and Accessories - 4%; Other - 2%; Women's Apparel - 38% and Women's Accessories - 20%. The caption below the graph reads, "Sales by major merchandise category have changed only slightly over the past several years."

6   NORDSTROM, INC. AND SUBSIDIARIES


Management Discussion and Analysis

Costs and Expenses
As a result of increased sales, total costs and expenses have increased in each year. As a percentage of sales, total costs and expenses were 93.2% in 1991, 93.5% in 1992 and 93.6% in 1993. These percentages are higher than the 1980s because of the minimal rate of growth in comparable store sales. Unless otherwise indicated, the changes discussed below are stated as a percentage of sales as shown on page 9.

Cost of sales and related buying and occupancy costs fluctuate primarily because of changes in the merchandise gross margin. During 1991 and 1992, the merchandise gross margin improved because inventory levels were well controlled and more emphasis was placed on merchandise price points. In 1993, the merchandise gross margin decreased because of the softness of demand for women's apparel as noted earlier. Buying costs increased in 1992 and 1993, as the Company spent more to develop its own merchandise brands and to develop and implement a new inventory management system. These costs are expected to further increase in 1994.

Selling, general and administrative expenses increased in 1991 and 1992 as sales growth slowed. Salaries, wages, workers' compensation claims and medical plan benefits increased in comparable stores at a faster rate than sales. In addition, bad debts increased in 1991 as a result of the effects of the recession, with a high proportion of the increase occurring in California. In 1992, management implemented programs to control these expenses, and as a result, the rate of growth of these expenses has slowed. In 1993, selling, general and administrative expenses decreased primarily because of a reduction in bad debts.

Interest expense decreased in 1991 because the Company refinanced long-term debt during the prior two years at lower interest rates, and short-term interest rates declined. In 1992 and 1993, interest expense decreased because of lower short-term interest rates and reductions in debt outstanding.

Other income in the fourth quarter of 1992 was reduced by a charge of $6.6 million ($.05 per share after income taxes) for plaintiffs' legal fees in connection with the settlement of a class action lawsuit. The Company established a reserve in 1989 for potential wage claims alleged in that same lawsuit. The Company has now paid nearly all resulting claims, and accordingly has adjusted the reserve to reflect actual claims paid. This resulted in an increase in other income in the fourth quarter of 1993 of $4.5 million ($.03 per share after income taxes). Also, in the fourth quarter of 1993, other income was reduced by $5 million ($.04 per share after income taxes) for estimated expenses and property losses resulting from the earthquake in Southern California. The Company does not carry earthquake insurance because of its high cost.

Income Taxes
The provision for income taxes increased in 1991 and 1992 as a percentage of earnings before income taxes because of a reduction in deferred tax credits. In 1993, the provision increased because of the increase in the Federal income tax rate.

Net Earnings
Earnings growth over the past several years has been difficult to achieve because of the effect of the recession on consumers' purchasing power and the promotional environment in the retail industry.

                                          NORDSTROM, INC. AND SUBSIDIARIES   7


Management Discussion and Analysis

Liquidity and Capital Resources
During the past three years, cash provided by operating activities has exceeded cash used in investing activities as shown on page 12. The Company has used this excess cash flow to reduce total debt outstanding. This situation will be reversed starting in 1994 as the Company increases spending on new store construction.

The Company's operating working capital (net working capital less short-term investments plus notes payable and the current portion of long-term debt) has fluctuated as shown below:

Fiscal year                                      1993        1992        1991
- - -----------------------------------------------------------------------------
Operating working capital (in thousands)     $745,040    $765,893    $758,581
Percentage change from prior year               (2.7%)       1.0%       11.8%
                                             --------    --------    --------
Net sales/average operating working capital       4.8         4.5         4.4
                                             ========    ========    ========

The Company believes that operating working capital is a more appropriate measure of the Company's on-going working capital requirements than net working capital because it eliminates the effect of changes in the levels of short-term investments and borrowings. These levels can vary each year depending on financing activities.

In 1991, operating working capital increased at a faster rate than sales. The primary cause for this increase relates to the increase in prepaid expenses arising from changes in the timing of deductions for income tax purposes. Operating working capital increased at a slower rate in 1992 and decreased in 1993 because of reduced customer accounts receivable. Credit sales on the Company's credit card have decreased, reflecting more cautious use of credit by consumers in general and increased competition from third-party cards. The Company intends to issue its own VISA card in 1994 to counteract this trend.

Investing and Operating Cash Flows
The vertical bar graph compares cash provided by operating activities and cash used in investing activities for each year, for the past ten years. Dollars are in millions.

        Investing     Operating
Year    activities    activities
- - ----    ----------    ----------
1993        $132.7        $262.1
1992        $ 71.9        $235.6
1991        $147.2        $154.0
1990        $200.7        $148.1
1989        $168.7        $122.2
1988        $153.4        $ 46.0
1987        $128.3        $ 87.7
1986        $ 69.8        $115.0
1985        $120.9        $ (3.5)
1984        $134.5        $ 26.7

8   NORDSTROM, INC. AND SUBSIDIARIES


Management Discussion and Analysis

Liquidity and Capital Resources (continued)
The Company has spent $347 million during the last three years to add new stores and facilities and to improve existing stores and facilities. Over 1.6 million square feet of selling space has been added during this time period, representing an increase of 21%. Most of the new stores have been constructed by the Company on land that it owns or leases under long-term agreements, thus providing a strong basis for future operations.

The rate of growth in square footage will increase in 1994 as compared to 1993. The Company plans to spend over $750 million on capital projects during the next three years, with over $100 million allocated to the refurbishment of existing stores. Although the Company has made commitments for stores to be opening in 1994 and beyond, it is possible that some stores may not be opened as scheduled because of environmental and land use regulations and the difficulties encountered by shopping center developers in securing financing.

The anticipated growth of the Company's operations will require some external capital in the next three years. Most of these external capital requirements will be funded with additional long- and short-term debt issued by the Company's captive finance subsidiary.

The Company's capital base has expanded over the last three years. At the end of 1993, the Company's capital totaled $1,645 million. Because the Company has experienced strong positive cash flows, outstanding debt has decreased in total and as a percentage of total capital. The percentage of debt to total capital is lower than it has been in over 10 years. Management believes that the expansion of the Company's operations over the next several years will not significantly increase its debt to capital percentage. Management also believes that the Company's current financial strength provides the resources necessary to maintain its existing stores and the flexibility to take advantage of new store opportunities.

Square Footage by Market Area at end of 1993
The pie chart shows the percent of total square feet in each region and also gives the number of square for that region. Clockwise: Northern California, 20.7%, 1,922,000; Washington, 13.5%, 1,251,000; Capital, 11.5%, 1,067,000;
Oregon, 8.0%, 742,000; Northeast, 7.8%, 722,000; Midwest, 5.3%, 489,000; Utah,
3.8%, 357,000; Place Two and Clearance, 1.1%, 99,000; Alaska, 1.0%, 97,000 and
Southern California, 27.3%, 2,536,000.

NORDSTROM, INC. AND SUBSIDIARIES   9


Consolidated Statements of Earnings

Dollars in thousands except per share amounts
                                                  % of                   % of                   % of
Year ended January 31,                    1994   Sales           1993   Sales           1992   Sales
- - ----------------------------------------------------------------------------------------------------
Net sales                           $3,589,938   100.0     $3,421,979   100.0     $3,179,820   100.0
                                    ----------   -----     ----------   -----     ----------   -----
Costs and expenses:
  Cost of sales and related
    buying and occupancy             2,469,304    68.8      2,339,107    68.3      2,169,437    68.2
  Selling, general and
    administrative                     940,579    26.2        902,083    26.4        831,505    26.2
  Interest, net                         37,646     1.1         44,810     1.3         49,106     1.5
  Service charge income
    and other, net                     (88,509)   (2.5)       (86,140)   (2.5)       (87,443)   (2.7)
                                    ----------   -----     ----------   -----     ----------   -----
Total costs and expenses             3,359,020    93.6      3,199,860    93.5      2,962,605    93.2
                                    ----------   -----     ----------   -----     ----------   -----
Earnings before income taxes           230,918     6.4        222,119     6.5        217,215     6.8
Income taxes                            90,500     2.5         85,500     2.5         81,400     2.5
                                    ----------   -----     ----------   -----     ----------   -----
Net earnings                        $  140,418     3.9     $  136,619     4.0     $  135,815     4.3
                                    ==========   =====     ==========   =====     ==========   =====
Net earnings per share              $     1.71             $     1.67             $     1.66
                                    ==========             ==========             ==========
Cash dividends paid per share       $      .34             $      .32             $      .31
                                    ==========             ==========             ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

10  NORDSTROM, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

Dollars in thousands
January 31,                                                              1994                    1993
- - -----------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                        $   91,222              $   29,136
  Accounts receivable, net                                            586,441                 603,198
  Merchandise inventories                                             585,602                 536,739
  Prepaid income taxes and other                                       51,649                  50,771
                                                                   ----------              ----------
Total current assets                                                1,314,914               1,219,844
Property, buildings and equipment, net                                845,596                 824,142
Other assets                                                           16,971                   9,184
                                                                   ----------              ----------
Total assets                                                       $2,177,481              $2,053,170
                                                                   ==========              ==========


Liabilities and Shareholders' Equity
Current liabilities:
  Notes payable                                                    $   40,337              $   38,319
  Accounts payable                                                    264,055                 220,176
  Accrued salaries, wages and taxes                                   156,947                 158,028
  Accrued expenses                                                     35,994                  31,141
  Accrued income taxes                                                 27,988                  22,216
  Current portion of long-term debt                                   102,164                  41,316
                                                                   ----------              ----------
Total current liabilities                                             627,485                 511,196
Long-term debt                                                        336,410                 440,629
Deferred income taxes                                                  47,082                  49,314
Shareholders' equity                                                1,166,504               1,052,031
                                                                   ----------              ----------
Total liabilities and shareholders' equity                         $2,177,481              $2,053,170
                                                                   ==========              ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NORDSTROM, INC. AND SUBSIDIARIES  11


Consolidated Statements of Shareholders' Equity

Dollars in thousands except per share amounts
Year ended January 31,                                          1994             1993             1992
- - ------------------------------------------------------------------------------------------------------
Common Stock
Authorized 250,000,000 shares; issued and outstanding
  82,059,128, 81,974,797 and 81,844,227 shares
Balance at beginning of year                              $  155,439       $  153,055       $  150,699
Issuance of common stock                                       1,935            2,384            2,356
                                                          ----------       ----------       ----------
Balance at end of year                                       157,374          155,439          153,055
                                                          ----------         --------       ----------



Retained Earnings
Balance at beginning of year                                 896,592          786,176          675,711
Net earnings                                                 140,418          136,619          135,815
Cash dividends paid ($.34, $.32 and $.31 per share)          (27,880)         (26,203)         (25,350)
                                                          ----------       ----------       ----------
Balance at end of year                                     1,009,130          896,592          786,176
                                                          ----------       ----------       ----------
Total shareholders' equity                                $1,166,504       $1,052,031       $  939,231
                                                          ==========       ==========       ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

12  NORDSTROM, INC. AND SUBSIDIARIES


Consolidated Statements of Cash Flows

Dollars in thousands
Year ended January 31,                                             1994              1993              1992
- - -----------------------------------------------------------------------------------------------------------
Operating Activities
Net earnings                                                   $140,418          $136,619          $135,815
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
    Depreciation and amortization                               103,466           102,763            96,034
    Change in:
      Accounts receivable, net                                   16,757             5,029           (32,719)
      Merchandise inventories                                   (48,863)          (30,107)          (58,288)
      Prepaid income taxes and other                               (878)           (2,643)           (6,263)
      Accounts payable                                           43,879             3,744            12,166
      Accrued salaries, wages and taxes                          (1,081)           12,236            17,095
      Accrued expenses                                            4,853              (600)           (2,927)
      Income tax liabilities                                      3,540             8,586            (6,926)
                                                               --------          --------          --------
Net cash provided by operating activities                       262,091           235,627           153,987
                                                               --------          --------          --------


Investing Activities
Additions to property, buildings and equipment, net            (124,401)          (69,982)         (145,761)
Other, net                                                       (8,306)           (1,870)           (1,393)
                                                               --------          --------          --------
Net cash used in investing activities                          (132,707)          (71,852)         (147,154)
                                                               --------          --------          --------

Financing Activities
Increase (decrease) in notes payable                              2,018           (96,416)          (14,771)
Principal payments on long-term debt                            (43,371)          (29,055)          (85,647)
Proceeds from issuance of common stock                            1,935             2,384             2,356
Cash dividends paid                                             (27,880)          (26,203)          (25,350)
Proceeds from issuance of long-term debt, net                        --               -             106,568
                                                               --------          --------          --------
Net cash used in financing activities                           (67,298)         (149,290)          (16,844)
                                                               --------          --------          --------
Net increase (decrease) in cash and cash equivalents             62,086            14,485           (10,011)
Cash and cash equivalents at beginning of year                   29,136            14,651            24,662
                                                               --------          --------          --------
Cash and cash equivalents at end of year                       $ 91,222          $ 29,136          $ 14,651
                                                               ========          ========          ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                          NORDSTROM, INC. AND SUBSIDIARIES  13


Notes to Consolidated Financial Statements

Dollars in thousands except per share amounts
Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The Consolidated Financial Statements include the accounts of Nordstrom, Inc. and its subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

Merchandise Inventories: Merchandise inventories are stated at the lower of cost (first-in, first-out basis) or market, using the retail method.

Property, Buildings and Equipment: Straight-line and accelerated methods are applied in the calculation of depreciation and amortization. Accelerated methods are generally applied for income tax purposes.

Lives used for calculating depreciation and amortization rates for the principal asset classifications are as follows: buildings, 10 to 50 years; store fixtures and equipment, three to 15 years; leasehold improvements and property leased under capitalized leases, life of lease or applicable shorter period.

Store Preopening Costs: Store opening and preopening costs are charged to expense when incurred.

Capitalization of Interest: The interest carrying costs of facilities being constructed are capitalized during their construction period based on the Company's weighted average borrowing rate.

Income Taxes: The Company adopted Statement of Financial Accounting Standards No. 109 in 1993. This statement supersedes Accounting Principles Board Opinion No. 11, which the Company previously followed. Implementation of this standard had no significant impact on the Company's results of operations.

Earnings per Share: Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. Average shares outstanding were 82,003,407, 81,892,829 and 81,779,997 in 1993, 1992 and 1991.

Cash Equivalents: The Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents. The carrying amount approximates fair value because of the short maturity of these instruments.

Customer Accounts Receivable: In accordance with trade practices, installments maturing in more than one year or deferred payment accounts receivable are included in current assets.

Cash Management: The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 1994 and 1993 include $15,817 and $2,643 of checks drawn in excess of cash balances not yet presented for payment.

14  NORDSTROM, INC. AND SUBSIDIARIES


Notes to Consolidated Financial Statements

(Note 1 continued)
Post-Employment Benefits: The Company provides post-retirement medical benefits for a limited group of employees. In 1993, the Company adopted Statement of Financial Accounting Standards No. 106, which requires accrual of these costs over the period of employment. These costs were previously expensed when paid.

In addition, the Company provides continuation of medical benefits, workers compensation and disability benefits to certain former or inactive employees. In 1993, the Company adopted Statement of Financial Accounting Standards No. 112, which requires full accrual of these costs by the date the employees' services terminate or suspend. These costs were previously expensed on an incurred-claim basis.

Implementation of these standards had no material impact on the Company's results of operations.

Reclassifications: Certain reclassifications have been made for consistent presentation.


Note 2:  EMPLOYEE BENEFITS

The Company provides a profit sharing plan for employees. The plan is non-contributory except for employee contributions made underSection 401(k) of the Internal Revenue Code. Under this provision, the Company provides matching contributions up to a stipulated percentage of employee contributions. The plan is fully funded by the Company, and the contribution is established each year by the Board of Directors. The Company contribution was $35,500, $34,000 and $31,500 for 1993, 1992 and 1991.


Note 3:  SUPPLEMENTARY STATEMENTS OF EARNINGS INFORMATION

The following amounts are included in the Company's expenses:

Year ended January 31,                  1994          1993          1992
- - ------------------------------------------------------------------------
Payroll taxes                        $65,752       $63,083       $55,872
Other taxes (excluding
     income taxes)                    18,549        16,010        16,880
Advertising costs                     60,112        58,424        55,320

                                    NORDSTROM, INC. AND SUBSIDIARIES  15


Notes to Consolidated Financial Statements

Note 4:  INTEREST EXPENSE
The components of interest expense are as follows:

Year ended January 31,                  1994          1993          1992
- - ------------------------------------------------------------------------
Nordstrom, Inc.
 Short-term debt                     $    46       $   799       $ 2,756
 Long-term debt                       12,830        14,084        18,880
Nordstrom Credit, Inc.
 Short-term debt                       2,361         4,474         7,753
 Long-term debt                       25,543        28,906        27,105
                                     -------       -------       -------
Total interest incurred               40,780        48,263        56,494
Less:  Interest income                (1,624)       (1,161)       (1,680)
       Capitalized interest           (1,510)       (2,292)       (5,708)
                                     -------       -------       -------
Interest, net                        $37,646       $44,810       $49,106
                                     =======       =======       =======

Note 5:  INCOME TAXES

Income taxes consist of the following:

Year ended January 31,                  1994          1993          1992
 -----------------------------------------------------------------------
Current income taxes:
  Federal                            $77,231       $71,181       $70,561
  State and local                     16,149        14,931        17,034
                                     -------       -------       -------
Total current income taxes            93,380        86,112        87,595
                                     -------       -------       -------
Deferred income taxes:
   Current                              (648)       (3,588)       (7,135)
   Non-current                        (2,232)        2,976           940
                                     -------       -------       -------
Total deferred income taxes           (2,880)         (612)       (6,195)
                                     -------       -------       -------
Total income taxes                   $90,500       $85,500       $81,400
                                     =======       =======       =======

NORDSTROM, INC. AND SUBSIDIARIES  16


Notes to Consolidated Financial Statements

(Note 5 continued)
A reconciliation of the statutory Federal income tax rate with the effective tax rate is as follows:

Year ended January 31,                  1994          1993          1992
- - ------------------------------------------------------------------------
Statutory rate                        35.00%        34.00%        34.00%
State and local income taxes, net
   of Federal income taxes             4.41           4.38          4.35
Other, net                            (0.21)          0.11         (0.88)
                                     -------       -------       -------
Effective tax rate                    39.20%        38.49%        37.47%
                                     =======       =======       =======

Deferred income taxes result from temporary differences in the timing of recognition of revenue and expenses for tax and financial statement reporting as follows:
Year ended January 31,                  1994          1993          1992
- - ------------------------------------------------------------------------
Excess tax basis depreciation         $2,557        $2,342        $1,687
Accrued expenses                      (2,850)       (3,039)       (5,808)
Other                                 (2,587)           85        (2,074)
                                      -------      -------       -------
Total deferred income taxes          ($2,880)      ($  612)      ($6,195)
                                     =======       =======       =======

Note 6:  ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

January 31,                                          1994           1993
- - ------------------------------------------------------------------------
Customers                                        $588,296       $608,348
Other                                              21,290         18,819
Allowance for doubtful accounts                   (23,145)       (23,969)
                                                 --------       --------
Accounts receivable, net                         $586,441       $603,198
                                                 ========       ========

Credit risk with respect to accounts receivable is concentrated in the geographic regions in which the Company operates stores. At January 31, 1994 and 1993, approximately 50% of the Company's receivables were concentrated in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

Bad debt expense totaled $25,713, $29,469 and $33,235 for 1993, 1992 and 1991.

                                    NORDSTROM, INC. AND SUBSIDIARIES  17


Notes to Consolidated Financial Statements

Note 7: PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment consist of the following (at cost):

January 31,                                        1994             1993
- - ------------------------------------------------------------------------
Land and land improvements                   $   41,810       $   40,806
Buildings                                       404,910          398,299
Leasehold improvements                          471,293          456,087
Store fixtures and equipment                    510,789          472,759
                                             ----------       ----------
                                              1,428,802        1,367,951
Less accumulated depreciation
   and amortization                            (654,026)        (560,932)
                                             ----------       ----------
                                                774,776          807,019
Construction in progress                         70,820           17,123
                                             ----------       ----------
Property, buildings and equipment, net       $  845,596       $  824,142
                                             ==========       ==========

At January 31, 1994 the Company had contractual commitments of approximately $76,209 for construction of new stores.


Note 8:  NOTES PAYABLE

A summary of notes payable is as follows:

Year ended January 31,                  1994          1993          1992
- - ------------------------------------------------------------------------
Average daily short-term
   borrowings                       $ 76,779      $141,979      $183,822
Maximum amount outstanding           117,023       186,038       253,971
Weighted average interest rate
   during the year                      3.1%          3.7%          5.7%

The carrying amount of notes payable approximates fair value because of the short maturity of these instruments.

At January 31, 1994 Nordstrom Credit, Inc. had unsecured lines of credit with commercial banks totaling $150,000 which are available as liquidity support for short-term debt. Nordstrom Credit, Inc. pays commitment fees for the lines in lieu of compensating balance requirements.

NORDSTROM, INC. AND SUBSIDIARIES  18


Notes to Consolidated Financial Statements

Note 9:  LONG-TERM DEBT

A summary of long-term debt is as follows:

January 31,                                          1994           1993
- - ------------------------------------------------------------------------
Senior notes, 8.875%-9%, due 1994-1998           $150,000       $150,000

Medium-term notes,
   Nordstrom Credit, Inc.,
   8.05%-9.6%, due 1994-2001                      210,000        250,000

Sinking fund debentures,
   Nordstrom Credit, Inc., 9.375%, due 2016,
   payable in annual installments of $3,750
   beginning in 1997                               55,600         55,600

Other                                              22,974         26,345
                                                 --------       --------
Total long-term debt                              438,574        481,945
Less current portion                             (102,164)       (41,316)
                                                 --------       --------
Total due beyond one year                        $336,410       $440,629
                                                 ========       ========

The senior note agreements contain restrictive covenants which, among other things, restrict dividends to shareholders to a formula amount. At January 31, 1994, approximately $569,993 of retained earnings was not restricted.

Aggregate principal payments on long-term debt are as follows: 1994-$102,164; 1995-$75,967; 1996-$74,210; 1997-$5,053; and 1998-$105,183.

The fair value of long-term debt at January 31, 1994, estimated using quoted market prices of the same or similar issues with the same remaining maturity, was approximately $478,000.

                                         NORDSTROM, INC. AND SUBSIDIARIES  19


Notes to Consolidated Financial Statements

Note 10:  LEASES

The Company leases land, buildings and equipment under non-cancelable lease agreements with expiration dates ranging from 1994 to 2080. Certain of the leases include renewal provisions at the Company's option. Most of the leases provide for additional rentals based upon specific percentages of sales and require the Company to pay for certain other costs.

Future minimum lease payments as of January 31, 1994 are as follows: 1994- $29,356; 1995-$26,218; 1996-$25,616; 1997-$24,721; 1998-$23,369; and
thereafter -$218,582.

The following is a schedule of rent expense:

Year ended January 31,                      1994        1993        1992
- - ------------------------------------------------------------------------
Minimum rent:
  Store locations                        $14,899     $14,719     $12,023
  Offices, warehouses and equipment       19,390      17,660      16,913
Contingent rent:
  Store location percentage rent          13,964      13,398      12,287
  Common area costs, taxes and other       8,692       8,105       8,124
                                         -------     -------     -------
Total rent expense                       $56,945     $53,882     $49,347
                                         =======     =======     =======

Note 11:  STOCK OPTION PLAN

The Company provides a stock option plan for certain key employees. Options are issued at market value on the date of grant and become exercisable over a five-year period. The number of shares reserved for future stock options grants is 996,831.

A summary of stock option activity follows:

                                                         Range of prices
                                             Shares            per share
- - ------------------------------------------------------------------------
Outstanding, February 1, 1993             1,444,357        $ 7.44-$43.25
Granted                                     450,950         27.75- 36.00
Exercised                                    81,410          7.44- 32.50
Cancelled                                    81,433         22.00- 43.25
                                          ---------      ---------------
Outstanding, January 31, 1994             1,732,464        $ 7.44-$43.25
                                          =========      ===============
Exercisable, January 31, 1994               796,717        $ 7.44-$43.25
                                          =========      ===============

NORDSTROM, INC. AND SUBSIDIARIES  20


Notes to Consolidated Financial Statements

Note 12:  SUPPLEMENTARY CASH FLOW INFORMATION
Supplementary cash flow information includes the following:

Year ended January 31,                  1994          1993          1992
- - ------------------------------------------------------------------------
Cash paid during the year for:
   Interest (net of capitalized
      interest)                      $41,122       $47,994       $50,905
   Income taxes                       86,485        79,740        94,766

Note 13:  CREDIT CARD AND FINANCING SUBSIDIARIES

Nordstrom National Credit Bank (the Bank), a wholly-owned subsidiary, issues credit cards for use in Company stores. Nordstrom Credit, Inc., a wholly-owned subsidiary, finances customer receivables generated by the Bank.

Condensed combined financial information of the subsidiaries is as follows:

Year ended January 31,                    1994         1993         1992
- - ------------------------------------------------------------------------
Service charge income                  $91,026      $92,553      $88,626
Other income                             5,086        4,121        1,821
                                       -------      -------      -------
   Total revenue                       $96,112      $96,674      $90,447
                                       =======      =======      =======
Net earnings                           $22,209      $19,699      $15,545
                                       =======      =======      =======

January 31,                                            1994         1993
- - ------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                        $ 21,972     $ 18,444
  Accounts receivable, net                          564,605      583,186
  Other assets                                        8,527        9,552
                                                   --------     --------
Total assets                                       $595,104     $611,182
                                                   ========     ========
Liabilities and investment of Nordstrom, Inc.:
   Notes Payable                                   $152,837     $150,819
   Accounts payable and accrued liabilities          20,902       21,207
   Long-term debt                                   265,600      305,600
   Investment of Nordstrom, Inc.                    155,765      133,556
                                                   --------     --------
Total liabilities and investment
   of Nordstrom, Inc.                              $595,104     $611,182
                                                   ========     ========

21  NORDSTROM, INC. AND SUBSIDIARIES


Notes to Consolidated Financial Statements

Note 14:  SELECTED QUARTERLY DATA (UNAUDITED)

- - --------------------------------------------------------------------------------------------------------
Year ended January 31, 1994       1st Quarter    2nd Quarter    3rd Quarter    4th Quarter         Total
- - --------------------------------------------------------------------------------------------------------
Net Sales                            $695,559     $1,017,582       $769,373     $1,107,424    $3,589,938
Gross Profit                          212,971        306,565        245,057        356,041     1,120,634
Earnings before income taxes           18,395         70,151         42,056        100,316       230,918
Net earnings                           11,295         42,651         25,456         61,016       140,418
Earnings per share                        .14            .52            .31            .74          1.71
Dividends per share                      .085           .085           .085           .085           .34

Year ended January 31, 1993       1st Quarter    2nd Quarter    3rd Quarter    4th Quarter         Total
- - --------------------------------------------------------------------------------------------------------
Net Sales                            $663,809       $951,616       $737,301     $1,069,253    $3,421,979
Gross Profit                          211,920        299,584        239,103        332,265     1,082,872
Earnings before income taxes           35,282         67,953         37,729         81,155       222,119
Net earnings                           21,582         41,653         23,429         49,955       136,619
Earnings per share                        .26            .51            .29            .61          1.67
Dividends per share                       .08            .08            .08            .08           .32

22  NORDSTROM, INC. AND SUBSIDIARIES


Management and Independent Auditors' Reports


REPORT OF MANAGEMENT

The accompanying consolidated financial statements, including the notes thereto, and the other financial information presented in this Annual Report have been prepared by management. The financial statements have been prepared in accordance with generally accepted accounting principles and include amounts that are based upon our best estimates and judgments. Management is responsible for the consolidated financial statements, as well as the other financial information in this Annual Report.

The Company maintains an effective system of internal accounting control. We believe that this system provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded, in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability of assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

The consolidated financial statements and related notes have been audited by Deloitte & Touche, independent certified public accountants. The accompanying auditors' report expresses an independent professional opinion on the fairness of presentation of management's financial statements.

The Audit Committee of the Board of Directors is composed of the outside directors, and is responsible for recommending the independent certified public accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent auditors, as well as with management and internal auditors, to review accounting, auditing, internal accounting controls and financial reporting matters. The independent auditors and the internal auditors also meet privately with the Audit Committee.



John A. Goesling
Executive Vice President and Chief Financial Officer














                                          NORDSTROM, INC. AND SUBSIDIARIES  23


INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries as of January 31, 1994 and 1993, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1994, in conformity with generally accepted accounting principles.



Deloitte & Touche
Seattle, Washington; March 11, 1994

























24  NORDSTROM, INC. AND SUBSIDIARIES


Ten-Year Statistical Summary

Dollars in thousands except square footage and per share amounts

Year ended January 31,                         1994          1993          1992          1991          1990
- - ------------------------------------------------------------------------------------------------------------
Financial Position
Customer accounts receivable, net        $  565,151    $  584,379    $  585,490    $  558,573    $  519,656
Merchandise inventories                     585,602       536,739       506,632       448,344       419,976
Current assets                            1,314,914     1,219,844     1,177,638     1,090,379     1,011,148
Current liabilities                         627,485       511,196       553,903       551,835       489,888
Working capital                             687,429       708,648       623,735       538,544       521,260
Working capital ratio                          2.10          2.39          2.13          1.98          2.06
Property, buildings and equipment, net      845,596       824,142       856,404       806,191       691,937
Long-term debt                              438,574       481,945       511,000       489,172       468,412
Debt/capital ratio                            29.11         33.09         40.74         43.59         43.78
Shareholders' equity                      1,166,504     1,052,031       939,231       826,410       733,250
Shares outstanding                       82,059,128    81,974,797    81,844,227    81,737,910    81,584,710
Book value per share                          14.22         12.83         11.48         10.11          8.99
Total assets                              2,177,481     2,053,170     2,041,875     1,902,589     1,707,420

Operations
Net sales                                 3,589,938     3,421,979     3,179,820     2,893,904     2,671,114
Costs and expenses:
  Cost of sales and related
    buying and occupancy                  2,469,304     2,339,107     2,169,437     2,000,250     1,829,383
  Selling, general and administrative       940,579       902,083       831,505       747,770       669,159
  Interest, net                              37,646        44,810        49,106        52,228        49,121
  Service charge income and other, net      (88,509)      (86,140)      (87,443)      (84,660)      (55,958)
Total costs and expenses                  3,359,020     3,199,860     2,962,605     2,715,588     2,491,705
Earnings before income taxes                230,918       222,119       217,215       178,316       179,409
Income taxes                                 90,500        85,500        81,400        62,500        64,500
Net earnings                                140,418       136,619       135,815       115,816       114,909
Earnings per share                             1.71          1.67          1.66          1.42          1.41
Dividends per share                             .34           .32           .31           .30           .28
Net earnings as a percent of net sales        3.91%         3.99%         4.27%         4.00%         4.30%
Return on average shareholders' equity       12.66%        13.72%        15.38%        14.85%        16.74%
Sales per square foot for Company-
  operated stores                               383           381           388           391           398

Stores and Facilities
Company-operated stores                          74            72            68            63            59
Total square footage                      9,282,000     9,224,000     8,590,000     7,655,000     6,898,000

25  NORDSTROM INC. AND SUBSIDIARIES

Dollars in thousands except square footage and per share amounts
- - -----------------------------------------------------------------------------------------------------------
Year ended January 31,                         1989          1988          1987          1986          1985
- - -----------------------------------------------------------------------------------------------------------
Financial Position
Customer accounts receivable, net       $   465,929   $   391,387   $   344,045   $   296,030   $   214,831
Merchandise inventories                     403,795       312,696       257,334       226,017       162,361
Current assets                              913,986       730,182       645,326       546,756       402,898
Current liabilities                         448,165       394,699       324,697       339,503       239,331
Working capital                             465,821       335,483       320,629       207,253       163,567
Working capital ratio                          2.04          1.85          1.99          1.61          1.68
Property, buildings and equipment, net      594,038       502,661       424,228       397,380       313,818
Long-term debt                              389,216       260,343       271,054       276,419       199,387
Debt/capital ratio                            43.12         39.57         41.57         56.41         50.12
Shareholders' equity                        639,941       533,209       451,196       314,119       271,709
Shares outstanding                       81,465,027    81,371,106    80,981,722    74,504,392    74,382,408
Book value per share                           7.86          6.55          5.57          4.22          3.65
Total assets                              1,511,703     1,234,267     1,071,124       945,880       717,557

Operations
Net sales                                 2,327,946     1,920,231     1,629,918     1,301,857       958,678
Costs and expenses:
  Cost of sales and related
    buying and occupancy                  1,563,832     1,300,720     1,095,584       893,874       648,270
  Selling, general and administrative       582,973       477,488       408,664       326,758       243,845
  Interest, net                              39,977        32,952        34,910        30,482        20,682
  Service charge income and other, net      (57,268)      (53,662)      (49,479)      (36,636)      (26,630)
Total costs and expenses                  2,129,514     1,757,498     1,489,679     1,214,478       886,167
Earnings before income taxes                198,432       162,733       140,239        87,379        72,511
Income taxes                                 75,100        70,000        67,300        37,300        31,800
Net earnings                                123,332        92,733        72,939        50,079        40,711
Earnings per share                             1.51          1.13           .91           .65           .54
Dividends per share                             .22           .18           .13           .11           .10
Net earnings as a percent of net sales        5.30%         4.83%         4.48%         3.85%         4.25%
Return on average shareholders' equity       21.03%        18.84%        19.06%        17.10%        15.98%
Sales per square foot for Company-
  operated stores                               380           349           322           293           267

Stores and Facilities
Company-operated stores                          58            56            53            52            44
Total square footage                      6,374,000     5,527,000     5,098,000     4,727,000     3,924,000

26  NORDSTROM INC. AND SUBSIDIARIES


Officers, Directors and Committees

Officers
Jammie Baugh           40   Executive Vice President    Southern California
                                                          General Manager

Gail A. Cottle         42   Executive Vice President    Product Development

Dale C. Crichton       45   Vice President              Cosmetics and Gift
                                                          Gallery Merchandise
                                                          Manager

Joseph V. Demarte      42   Vice President              Personnel

Annette S. Dresser     33   Vice President              Individualist and
                                                          Petite Focus
                                                          Merchandise Manager

Charles L. Dudley      43   Vice President              Human Resources

John A. Goesling       48   Executive Vice President
                              and Treasurer             Finance

Tamela J. Hickel       33   Vice President              Oregon General Manager

Darrel J. Hume         46   Vice President              Men's Sportswear
                                                          Merchandise Manager

Jack F. Irving         49   Executive Vice President    Men's Wear Merchandise
                                                          Manager

Raymond A. Johnson     52   Co-President

Barbara J. Kanaya      47   Vice President              Accessories
                                                          Merchandise Manager

Cody K. Kondo          38   Vice President              Northeast General
                                                          Manager

David P. Lindsey       44   Vice President              Store Planning

David L. Mackie        45   Vice President              Legal and Real Estate

Robert J. Middlemas    37   Vice President              Midwest General
                                                          Manager

Blake W. Nordstrom     33   Vice President              Washington and Alaska
                                                          General Manager

James A. Nordstrom     32   Vice President              Northern California
                                                          General Manager

                                          NORDSTROM, INC. AND SUBSIDIARIES  27


Robert T. Nunn         54   Executive Vice President    Shoe Merchandise
                                                          Manager

Cynthia C. Paur        43   Executive Vice President    Better Apparel
                                                          Merchandise Manger

Karen E. Purpur        50   Secretary

John J. Whitacre       41   Co-President

Martha S. Wikstrom     37   Vice President              Capital General
                                                          Manager

28  NORDSTROM, INC. AND SUBSIDIARIES

Directors
D. Wayne Gittinger          61   Director   Partner, Lane Powell Spears
                                              Lubersky, Seattle, WA

John F. Harrigan            68   Director   Retired Chairman, Union Bank,
                                              Los Angeles, CA

Charles A. Lynch            66   Director   Chairman, Market Value Partners
                                              Company, Menlo Park, CA

Ann D. McLaughlin           52   Director   President, Federal City Council,
                                              Washington, D.C. and Vice
                                              Chairman, The Aspen Institute,
                                              Aspen, CO

John A. McMillan            62   Co-Chairman of the Board of Directors

Bruce A. Nordstrom          60   Co-Chairman of the Board of Directors

James F. Nordstrom          54   Co-Chairman of the Board of Directors

John N. Nordstrom           56   Co-Chairman of the Board of Directors

Alfred E. Osborne, Jr.      49   Director   Director, Entrepreneurial Studies
                                              Center and Associate Professor
                                              of Business Economics, The John
                                              E. Anderson Graduate School of
                                              Management, University of
                                              California, Los Angeles, CA

William D. Ruckelshaus      61   Director   Chairman of the Board and Chief
                                              Executive Officer,
                                              Browning-Ferris Industries,
                                              Inc., Houston, TX

Malcolm T. Stamper          68   Director   Publisher, Chairman and Chief
                                              Executive Officer,
                                              Storytellers, Ink., Seattle, WA

Elizabeth Crownhart Vaughan 65   Director   President, Salar Enterprises,
                                              Portland, OR

                                          NORDSTROM, INC. AND SUBSIDIARIES  29


Committees

EXECUTIVE
John A. McMillan
Bruce A. Nordstrom
James F. Nordstrom
John N. Nordstrom

AUDIT
John F. Harrigan
Charles A. Lynch
Ann D. McLaughlin
Alfred E. Osborne, Jr.
William D. Ruckelshaus, Chair
Elizabeth Crownhart Vaughan

COMPENSATION AND STOCK OPTION
D. Wayne Gittinger
John F. Harrigan
Ann D. McLaughlin
Alfred E. Osborne, Jr.
William D. Ruckelshaus
Elizabeth Crownhart Vaughan, Chair

CONTRIBUTIONS
Anne E. Gittinger, Secretary-ex officio
Bruce A. Nordstrom
James F. Nordstrom, Chair
John N. Nordstrom
William D. Ruckelshaus
Malcolm T. Stamper

FINANCE
John A. Goesling--ex officio
John F. Harrigan, Chair
Charles A. Lynch
Alfred E. Osborne, Jr.
Malcolm T. Stamper

ORGANIZATION AND NOMINATING
D. Wayne Gittinger
Charles A. Lynch
Malcolm T. Stamper, Chair
Elizabeth Crownhart Vaughan

PROFIT SHARING AND BENEFITS
Joseph V. Demarte-ex officio
D. Wayne Gittinger
Raymond A. Johnson-ex officio
Bruce A. Nordstrom, Chair
John N. Nordstrom

NORDSTROM, INC. AND SUBSIDIARIES  30


Retail Store Facilities
The following table sets forth certain information with respect to each of the stores operated by the Company. The Company also operates leased shoe departments in 11 department stores in Hawaii. In addition, the Company operates eight distribution centers and leases other space for administrative functions.

                                         Present                                              Present
                        Year opened  total store                             Year opened  total store
Location                or acquired  area/sq. ft.    Location                or acquired  area/sq. ft.
- - ------------------------------------------------     -------------------------------------------------
WASHINGTON GROUP                                     NORTHERN CALIFORNIA GROUP
Downtown Seattle(1)            1963      245,000     Hillsdale Shopping Center      1982      149,000
Northgate Mall                 1965      122,000     Broadway Plaza                 1984      193,000
Tacoma Mall                    1966      132,000     Stanford Shopping Center       1984      187,000
Bellevue Square                1967      184,000     The Village at Corte Madera    1985      116,000
Southcenter Mall               1968      170,000     Oakridge Mall                  1985      150,000
Yakima                         1972       44,000     Valley Fair                    1987      165,000
Spokane                        1974      121,000     280 Metro Center Rack          1987       31,000
Alderwood Mall                 1979      127,000     Stonestown Galleria            1988      174,000
Pavilion Rack                  1985       39,000     Downtown San Francisco         1988      350,000
Alderwood Rack                 1985       25,000     Arden Fair                     1989      190,000
Downtown Seattle Rack          1987       42,000     Stoneridge Mall                1990      173,000
                                                     Marina Square Rack             1990       44,000
OREGON GROUP
Lloyd Center                   1963      150,000     ALASKA GROUP
Downtown Portland              1966      174,000     Anchorage                      1975       97,000
Washington Square              1974      108,000
Vancouver Mall                 1977       71,000     UTAH GROUP
Salem Centre                   1980       71,000     Crossroads Plaza               1980      140,000
Clackamas Town Center          1981      121,000     Fashion Place Mall             1981      110,000
Clackamas Rack                 1983       28,000     Ogden City Mall                1982       76,000
Downtown Portland Rack         1986       19,000     Sugarhouse Center Rack         1991       31,000

SOUTHERN CALIFORNIA GROUP                            CAPITAL GROUP
South Coast Plaza              1978      235,000     Tysons Corner Center           1988      239,000
Brea Mall                      1979      195,000     The Fashion Centre at
Los Cerritos Center            1981      122,000       Pentagon City                1989      241,000
Fashion Valley Mall            1981      156,000     Potomac Mills Rack             1990       46,000
Glendale Galleria              1983      147,000     Montgomery Mall                1991      225,000
Santa Ana Rack                 1983       22,000     City Place Rack                1992       37,000
Topanga Plaza                  1984      154,000     Towson Town Center             1992      205,000
University Towne Centre        1984      130,000     Towson Rack                    1992       31,000
Woodland Hills Rack            1984       48,000     Franklin Mills Factory Direct  1993       43,000
The Galleria at South Bay      1985      161,000
Westside Pavilion              1985      150,000     NORTHEAST GROUP
Horton Plaza                   1985      151,000     Garden State Plaza             1990      272,000
Mission Valley Rack            1985       27,000     Menlo Park Mall                1991      266,000
Montclair Plaza                1986      133,000     Freehold Raceway Mall          1992      174,000
North County Fair              1986      156,000     Facconable                     1993       10,000
MainPlace Mall                 1987      169,000
Chino Town Square Rack         1987       30,000     MIDWEST GROUP
Paseo Nuevo                    1990      186,000     Oakbrook Center                1991      249,000
The Galleria at Tyler          1991      164,000     Mall of America                1992      240,000

                                                     PLACE TWO AND CLEARANCE STORES
                                                     Washington and Arizona                    99,000

(1) Excludes approximately 23,000 square feet of corporate and administrative offices.
(2) Includes four Place Two stores and one clearance store.

Shareholder Information


Independent Auditors
Deloitte & Touche


Counsel
Lane Powell Spears Lubersky


Transfer Agent and Registrar
First Interstate Bank of California
Telephone (800) 522-6645


General Offices
1501 Fifth Avenue, Seattle, WA 98101-1603
Telephone (206) 628-2111


Annual Meeting
May  17, 1994 at 9:00 a.m. Central Time
Oakbrook Hills Hotel and Resort
Oak Brook, Illinois


Form 10-K
The Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended January 31, 1994 will be provided to shareholders upon written request to:
Investors Relations, Nordstrom, Inc., P.O. Box 2737,
Seattle, WA 98111 or by calling (206) 233-6690.

NORDSTROM, INC. AND SUBSIDIARIES


Appendix

Graph                                                                  Page
- - ------------------------------------------------                       ----
Net Sales                                                                 3

Net Earnings                                                              3

Percentage of 1993 Sales by Merchandise Category                          5

Investing and Operating Cash Flows                                        7

Square Footage by Market Area at end of 1993                              8
