Form 10-K, Exhibit 13
NORDSTROM INC
filed 1995-03-31
CIK 72333

Exhibit 13.1

1   NORDSTROM, INC. AND SUBSIDIARIES


              Table of Contents

           2  Financial Highlights

           3  Message to our Shareholders

           4  Management Discussion & Analysis

           8  Consolidated Statements of Earnings

           9  Consolidated Balance Sheets

          10  Consolidated Statements of Shareholders' Equity

          11  Consolidated Statements of Cash Flows

          12  Notes to Consolidated Financial Statements

          21  Report of Management

          22  Independent Auditors' Report

          23  Ten-Year Statistical Summary

          25  Officers, Directors and Committees

          29  Retail Store Facilities








About the Company


Nordstrom has grown from its origins as a small shoe store to become one of the nation's leading fashion specialty retailers, offering a wide variety of fine quality apparel, shoes and accessories for women, men and children. Now in its 94th year, Nordstrom operates 55 large specialty stores in Washington, Oregon, California, Utah, Alaska, Virginia, Maryland, New Jersey, Illinois and Minnesota, plus one smaller specialty store, 19 clearance and off-price stores, a men's wear boutique in New York City, and leased shoe departments in 12 department stores in Hawaii and Guam. Currently led by the third generation of the Nordstrom family, the Company remains committed to its founding principles of quality, value, selection and service.

                                          NORDSTROM, INC. AND SUBSIDIARIES   2


Financial Highlights

Dollars in thousands except per share amounts
Fiscal Year                                 1994            1993      % Change
------------------------------------------------------------------------------
Net sales                             $3,894,478      $3,589,938          +8.5
Earnings before income taxes             335,558         230,918         +45.3
Net earnings                             202,958         140,418         +44.5
Net earnings per share                      2.47            1.71         +44.4
Cash dividends paid per share               .385             .34         +13.2


Stock Trading

                              Fiscal Year 1994          Fiscal Year 1993
--------------------------------------------------------------------------
                             High          Low         High          Low
1st Quarter                 44 1/2        34          43 1/2        27 3/4
2nd Quarter                 45 3/4        38 3/4      32 1/4        25 1/4
3rd Quarter                 49 3/4        37          35 3/4        26 1/4
4th Quarter                 49 1/2        39 1/2      36 1/2        31

Nordstrom, Inc. common stock is traded over-the-counter and quoted daily in leading financial publications. NASDAQ Symbol -- Nobe.


Graph - Net Sales
The vertical bar graph compares net sales for the past ten years. Beginning with the most recent fiscal year on the left, net sales (dollars are in millions) were as follows: 1994-$3,894; 1993-$3,590; 1992-$3,422; 1991-$3,180;
1990-$2,894; 1989-$2,671; 1988-$2,328; 1987-$1,920; 1986-$1,630; and 1985-
$1,302.


Graph - Net Earnings
The vertical bar graph compares net earnings for the past ten years. Beginning with the most recent fiscal year on the left, net earnings (dollars in millions) were as follows: 1994-$203.0; 1993-$140.4; 1992-$136.6; 1991-
$135.8; 1990-$115.8; 1989-$114.9; 1988-$123.3; 1987-$92.7; 1986-$72.9; and
1985-$50.1.

3   NORDSTROM, INC. AND SUBSIDIARIES


Message to our Shareholders

Reviewing the 1994 year should be encouraging to people who are interested in the Nordstrom company. The raw numbers tend to speak for themselves. Sales rose to $3,894,478,000, representing an 8.5% increase, while profits set a notable all-time high by rising to $202,958,000, a 44.5% increase. Part of the vitality that we experienced in 1994 was due to the opening of successful new stores at Annapolis Mall in Annapolis, MD; Santa Anita Fashion Park in Arcadia, CA; and Old Orchard Center in Skokie, IL. In addition, we significantly expanded two of our older units at Washington Square in Portland, OR and Bellevue Square in Bellevue, WA.

Most of the credit for the results should go to the people who make up our staff and management. They are the ones who have been implementing our Inventory Management System that helped us achieve a much more efficient and responsive stock of merchandise. We also had an aggressive expense control effort that was supported by everyone. Finally, almost all of our merchandise divisions lowered their markdowns which allowed us to improve our gross margins. Our buyers operated with somewhat leaner inventories by effectively targeting our customer base. We note that the women's apparel segment of the retailing industry has not been doing well, but we are happy to report that our women's apparel departments had significant increases in both sales and profit margins.

We expect 1994 to be a good base from which to grow in 1995. The cost controls and the merchandise disciplines that we enjoyed this past year should be improved upon. While consumer demand is not rising in a major way, we think we can capture a larger share of the market.

New stores will once again be the catalyst for our increased sales and the growth of our culture. Here is the schedule for stores opening in 1995:

   * March 3: Woodfield Shopping Center, Schaumburg, IL (215,000 sq. ft.)
   * March 17: The Westchester, White Plains, NY (219,000 sq. ft.)
   * August 18: The Mall at Short Hills, Millburn, NJ (188,000 sq. ft.)
   * September 8: Circle Centre, Indianapolis, IN (216,000 sq. ft.)
   * August 25: Auburn Super Mall Rack, Auburn, WA (51,000 sq. ft.)

We feel we are uniquely positioned to grow and prosper. The retail industry is, as always, changing and it would appear that we have the financial resources, outstanding human resources, desire and opportunities to become the leading retailer of our type of merchandise in the country.





John A. McMillan
Bruce A. Nordstrom
James F. Nordstrom
John N. Nordstrom

                                          NORDSTROM, INC. AND SUBSIDIARIES   4


Management Discussion and Analysis

The following discussion and analysis gives a more detailed review of the past three years, as well as additional information on future commitments and trends. This discussion and analysis should be read in conjunction with the basic consolidated financial statements and the Ten-Year Statistical Summary.

Sales
Sales have increased to record levels in each of the past three years.

Fiscal Year                                   1994        1993        1992
--------------------------------------------------------------------------
Additional sales in comparable stores
  (open at least fourteen months)             4.4%        2.7%        1.4%
Sales in new stores                           4.1%        2.2%        6.2%
                                              ----        ----        ----
Total percentage increase                     8.5%        4.9%        7.6%
                                              ====        ====        ====

During the past three years, the rate of growth of comparable store sales has increased as the overall economic climate has improved. This trend has been most noticeable in California where many of the Company's stores are located.

New stores are generally not as productive as the Company's average store, due to the established customer base and traffic patterns which develop over time. As a result, sales growth from new stores has grown at a lower rate than average square footage over the past several years.

While management believes that some portion of the increase in merchandise sales is due to inflation, it is difficult to measure because of changes in merchandise styles and selections. The change in the retail prices of apparel, shoes and accessories as measured by the Bureau of Labor Statistics on an overall basis was 1% for 1992, 1% for 1993 and -1% for 1994. These statistics indicate that inflation has been very low over the past several years, and management believes that they are the best available measure of the effect of inflation on the Company's selling prices.


Graph - Percentage of 1994 Sales by Merchandise Category
The pie chart depicts each merchandise category and its percent of total sales. Clockwise: Shoes - 20%; Men's Apparel and Furnishings - 16%; Children's Apparel and Accessories - 4%; Other - 2%; Women's Apparel - 38% and Women's Accessories - 20%. The caption below the graph reads, "Sales by major merchandise category have changed only slightly over the past several years."

5   NORDSTROM, INC. AND SUBSIDIARIES


Management Discussion and Analysis

Costs and Expenses
As a result of increased sales, the total amount of costs and expenses has increased in each year. As a percentage of sales, total costs and expenses were 93.5% in 1992, 93.6% in 1993 and 91.4% in 1994. Unless otherwise indicated, the changes discussed below are stated as a percentage of sales as shown on page 8.

Cost of sales and related buying and occupancy costs fluctuate as a percentage of sales primarily because of changes in the cost of sales component. With the changes in merchandise styles and selections from season to season, cost of sales, and therefore the merchandise gross margin, can fluctuate up and down. In 1993, the merchandise gross margin decreased because of the softness in demand for women's apparel. During 1994, the merchandise margin improved dramatically because of higher than anticipated sales increases and implementation of a new inventory management system. Nearly all categories of merchandise had higher margins, but women's apparel showed the greatest improvement following the low level in 1993. Buying costs increased during the period, as the Company spent more to develop its own merchandise brands and to develop and implement a new inventory management system.

Selling, general and administrative expenses increased by .2% of sales in 1992 as sales growth slowed. Salaries, wages, workers' compensation claims and medical plan benefits increased in comparable stores at a faster rate than sales. In 1992, management implemented programs to control these expenses, and as a result, the rate of growth of these expenses slowed in 1993. At the same time the growth in comparable store sales increased. Selling, general and administrative expenses decreased by .2% of sales in 1993 primarily because of a reduction in bad debts. Bad debts continued to decline in 1994. Medical plan benefits also decreased in 1994 as a result of changes to the plan implemented by the Company. These decreases were offset by higher sales promotion costs for the Company's direct sales division and a higher contribution to the Company's profit sharing plan.

In 1992 and 1993, interest expense decreased because of lower short-term interest rates and reductions in debt outstanding. During 1994, interest expense decreased as more interest was capitalized on projects under construction.

Other income in the fourth quarter of 1992 was reduced by a charge of $6.6 million ($.05 per share after income taxes) for plaintiffs' legal fees in connection with the settlement of a class action lawsuit. The Company had previously established a reserve for potential wage claims alleged in that same lawsuit. The Company paid substantially all the claims by the end of 1993 and the resulting adjustment of the reserve amount increased other income in the fourth quarter of 1993 by $4.5 million ($.03 per share after income taxes). Also, in the fourth quarter of 1993, other income was reduced by $5 million ($.04 per share after income taxes) for expenses and property losses resulting from an earthquake in Southern California. The Company does not carry earthquake insurance because of its high cost.

                                          NORDSTROM, INC. AND SUBSIDIARIES   6

Management Discussion and Analysis

Income Taxes
The provision for income taxes increased in 1992 as a percentage of earnings before income taxes because of a reduction in deferred tax credits. In 1993, the provision increased because of the increase in the Federal income tax rate.

Liquidity and Capital Resources
During 1992 and 1993, cash provided by operating activities exceeded cash used in investing activities as shown on page 11. The Company used this excess cash flow to reduce total debt outstanding. This situation reversed in 1994 as the Company increased its spending on new store construction and customer accounts receivable increased.

The Company's operating working capital (net working capital less short-term investments plus notes payable and the current portion of long-term debt) has fluctuated as shown below:

Fiscal year                                      1994        1993        1992
-----------------------------------------------------------------------------
Operating working capital (in thousands)     $843,924    $745,040    $765,893
Percentage change from prior year               13.3%       (2.7%)       1.0%
                                             --------    --------    --------
Net sales/average operating working capital       4.6         4.8         4.5
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

Operating working capital increased at a slower rate than sales in 1992, and decreased in 1993, because of reduced customer accounts receivable. Credit sales on the Company's credit card decreased, reflecting more cautious use of credit by consumers in general and increased competition from third-party cards. In 1994, customer accounts receivable increased because the Company commenced its own Visa credit card program. The increase in customer accounts receivable, along with higher merchandise inventories, caused operating working capital to increase.

7   NORDSTROM, INC. AND SUBSIDIARIES

Management Discussion and Analysis

Graph - Investing and Operating Cash Flows
The vertical bar graph compares cash provided by operating activities and cash used in investing activities for each year, for the past ten years. Dollars are in millions.

        Investing     Operating
Year    activities    activities
----    ----------    ----------
1994        $230.4        $215.3
1993        $132.7        $262.1
1992        $ 71.9        $235.6
1991        $147.2        $154.0
1990        $200.7        $148.1
1989        $168.7        $122.2
1988        $153.4        $ 46.0
1987        $128.3        $ 87.7
1986        $ 69.8        $115.0
1985        $120.9        $ (3.5)

Liquidity and Capital Resources
The Company has spent $436 million during the last three years to add new stores and facilities and to improve existing stores and facilities. Over 1.4 million square feet of selling space has been added during this time period, representing an increase of 16%. Most of the new stores have been constructed by the Company on land that it owns or leases under long-term agreements, thus providing a strong basis for future operations.

The Company plans to spend over $750 million on capital projects during the next three years, with over $100 million allocated to the refurbishment of existing stores. Although the Company has made commitments for stores to be opening in 1995 and beyond, it is possible that some stores may not be opened as scheduled because of environmental and land use regulations and the difficulties encountered by shopping center developers in securing financing.

The anticipated growth of the Company's operations will require some external capital in the next three years. Most of these external capital requirements will be funded with additional long- and short-term debt issued by the Company's captive finance subsidiary.

The Company's capital base has expanded over the last three years. At the end of 1994, the Company's capital totaled $1,805 million. Because the Company has experienced strong positive cash flows, total debt outstanding has decreased over the past three years both in total and as a percentage of total capital. The percentage of debt to total capital is lower than it has been in over 10 years. Management believes that the expansion of the Company's operations over the next several years will not significantly increase its debt to capital percentage. Management also believes that the Company's current financial strength provides the resources necessary to maintain its existing stores and the flexibility to take advantage of new store opportunities.

Graph - Square Footage by Market Area at end of 1994
The pie chart shows the percent of total square feet in each region and also gives the number of square feet for that region. Clockwise: Northern California, 19.2%, 1,922,000; Washington, 13.8%, 1,374,000; Capital, 12.3%,
1,229,000; Oregon, 8.2%, 823,000; Northeast, 7.2%, 722,000; Midwest, 7.4%,
743,000; Utah, 3.6%, 357,000; Place Two and Clearance, .4%, 44,000; Alaska,
1.0%, 97,000 and Southern California, 26.9%, 2,687,000.

                                          NORDSTROM, INC. AND SUBSIDIARIES   8


Consolidated Statements of Earnings

Dollars in thousands except per share amounts
                                                  % of                   % of                   % of
Year ended January 31,                    1995   Sales           1994   Sales           1993   Sales
----------------------------------------------------------------------------------------------------
Net sales                           $3,894,478   100.0     $3,589,938   100.0     $3,421,979   100.0
                                    ----------   -----     ----------   -----     ----------   -----
Costs and expenses:
  Cost of sales and related
    buying and occupancy             2,599,553    66.7      2,469,304    68.8      2,339,107    68.3
  Selling, general and
    administrative                   1,023,347    26.3        940,579    26.2        902,083    26.4
  Interest, net                         30,664      .8         37,646     1.1         44,810     1.3
  Service charge income
    and other, net                     (94,644)   (2.4)       (88,509)   (2.5)       (86,140)   (2.5)
                                    ----------   -----     ----------   -----     ----------   -----
Total costs and expenses             3,558,920    91.4      3,359,020    93.6      3,199,860    93.5
                                    ----------   -----     ----------   -----     ----------   -----
Earnings before income taxes           335,558     8.6        230,918     6.4        222,119     6.5
Income taxes                           132,600     3.4         90,500     2.5         85,500     2.5
                                    ----------   -----     ----------   -----     ----------   -----
Net earnings                        $  202,958     5.2     $  140,418     3.9     $  136,619     4.0
                                    ==========   =====     ==========   =====     ==========   =====
Net earnings per share              $     2.47             $     1.71             $     1.67
                                    ==========             ==========             ==========
Cash dividends paid per share       $     .385             $      .34             $      .32
                                    ==========             ==========             ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

9   NORDSTROM, INC. AND SUBSIDIARIES


Consolidated Balance Sheets

Dollars in thousands
January 31,                                                              1995                    1994
-----------------------------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                                        $   32,497              $   91,222
  Accounts receivable, net                                            675,891                 586,441
  Merchandise inventories                                             627,930                 585,602
  Prepaid income taxes and other                                       61,395                  51,649
                                                                   ----------              ----------
Total current assets                                                1,397,713               1,314,914
Property, buildings and equipment, net                                984,195                 845,596
Other assets                                                           14,875                  16,971
                                                                   ----------              ----------
Total assets                                                       $2,396,783              $2,177,481
                                                                   ==========              ==========

Liabilities and Shareholders' Equity
Current liabilities:
  Notes payable                                                    $   87,388              $   40,337
  Accounts payable                                                    273,084                 264,055
  Accrued salaries, wages and taxes                                   190,501                 156,947
  Accrued expenses                                                     40,990                  35,994
  Accrued income taxes                                                 22,524                  27,988
  Current portion of long-term debt                                    75,967                 102,164
                                                                   ----------              ----------
Total current liabilities                                             690,454                 627,485
Long-term debt                                                        297,943                 336,410
Deferred income taxes and other                                        64,586                  47,082
Shareholders' equity                                                1,343,800               1,166,504
                                                                   ----------              ----------
Total liabilities and shareholders' equity                         $2,396,783              $2,177,481
                                                                   ==========              ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                          NORDSTROM, INC. AND SUBSIDIARIES  10


Consolidated Statements of Shareholders' Equity

Dollars in thousands except per share amounts
Year ended January 31,                                          1995             1994             1993
------------------------------------------------------------------------------------------------------
Common Stock
Authorized 250,000,000 shares; issued and outstanding
  82,244,098, 82,059,128 and 81,974,797 shares
Balance at beginning of year                              $  157,374       $  155,439       $  153,055
Issuance of common stock                                       5,960            1,935            2,384
                                                          ----------       ----------       ----------
Balance at end of year                                       163,334          157,374          155,439
                                                          ----------       ----------       ----------

Retained Earnings
Balance at beginning of year                               1,009,130          896,592          786,176
Net earnings                                                 202,958          140,418          136,619
Cash dividends paid ($.385, $.34, and $.32 per share)        (31,622)         (27,880)         (26,203)
                                                          ----------       ----------       ----------
Balance at end of year                                     1,180,466        1,009,130          896,592
                                                          ----------       ----------       ----------
Total shareholders' equity                                $1,343,800       $1,166,504       $1,052,031
                                                          ==========       ==========       ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

11  NORDSTROM, INC. AND SUBSIDIARIES


Consolidated Statements of Cash Flows

Dollars in thousands
Year ended January 31,                                             1995              1994              1993
-----------------------------------------------------------------------------------------------------------
Operating Activities
Net earnings                                                   $202,958          $140,418          $136,619
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
    Depreciation and amortization                               110,789           103,466           102,763
    Change in:
      Accounts receivable, net                                  (89,450)           16,757             5,029
      Merchandise inventories                                   (42,328)          (48,863)          (30,107)
      Prepaid income taxes and other                             (9,746)             (878)           (2,643)
      Accounts payable                                            9,029            43,879             3,744
      Accrued salaries, wages and taxes                          33,554            (1,081)           12,236
      Accrued expenses                                            4,996             4,853              (600)
      Income tax liabilities                                     (4,518)            3,540             8,586
                                                               --------          --------          --------
Net cash provided by operating activities                       215,284           262,091           235,627
                                                               --------          --------          --------

Investing Activities
Additions to property, buildings and equipment, net            (232,050)         (124,401)          (69,982)
Other, net                                                        1,660            (8,306)           (1,870)
                                                               --------          --------          --------
Net cash used in investing activities                          (230,390)         (132,707)          (71,852)
                                                               --------          --------          --------

Financing Activities
Increase (decrease) in notes payable                             47,051             2,018           (96,416)
Proceeds from issuance of long-term debt, net                    49,656               -                 -
Principal payments on long-term debt                           (114,664)          (43,371)          (29,055)
Proceeds from issuance of common stock                            5,960             1,935             2,384
Cash dividends paid                                             (31,622)          (27,880)          (26,203)
                                                               --------          --------          --------
Net cash used in financing activities                           (43,619)          (67,298)         (149,290)
                                                               --------          --------          --------
Net (decrease) increase in cash and cash equivalents            (58,725)           62,086            14,485
Cash and cash equivalents at beginning of year                   91,222            29,136            14,651
                                                               --------          --------          --------
Cash and cash equivalents at end of year                       $ 32,497          $ 91,222          $ 29,136
                                                               ========          ========          ========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                          NORDSTROM, INC. AND SUBSIDIARIES  12


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

Lives used for calculating depreciation and amortization rates for the principal asset classifications are as follows: buildings, 10 to 50 years; store fixtures and equipment, three to 15 years; leasehold improvements, life of lease or applicable shorter period.

Store Preopening Costs: Store opening and preopening costs are charged to expense when incurred.

Capitalization of Interest: The interest carrying costs of facilities being constructed are capitalized during their construction period based on the Company's weighted average borrowing rate.

Earnings per Share: Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. Average shares outstanding were 82,144,079, 82,003,407 and 81,892,829 in 1994, 1993 and 1992.

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

Cash Management: The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 1995 and 1994 include $29,223 and $15,817 of checks drawn in excess of cash balances not yet presented for payment.

13  NORDSTROM, INC. AND SUBSIDIARIES


Derivatives: The Company limits its use of derivative financial instruments to the management of well-defined foreign currency and interest rate risks. The effect of these activities is not material to the Company's financial condition or results of operations. The Company has no off-balance sheet credit risk, and the fair value of derivative financial instruments at January 31, 1995 and 1994 is not material.

NOTE 2:  EMPLOYEE BENEFITS

The Company provides a profit sharing plan for employees. The plan is fully funded by the Company and is non-contributory except for employee contributions made under Section 401(k) of the Internal Revenue Code. Under this provision, the Company provides matching contributions up to a stipulated percentage of employee contributions. The Company contribution is established each year by the Board of Directors and totaled $44,000, $35,500 and $34,000 for 1994, 1993 and 1992.


NOTE 3:  INTEREST EXPENSE

The components of interest expense are as follows:

Year ended January 31,                  1995          1994          1993
------------------------------------------------------------------------
Nordstrom, Inc.
 Short-term debt                     $    69       $    46       $   799
 Long-term debt                       10,780        12,830        14,084
Nordstrom Credit, Inc.
 Short-term debt                       5,085         2,361         4,474
 Long-term debt                       23,161        25,543        28,906
                                     -------       -------       -------
Total interest incurred               39,095        40,780        48,263
Less:  Interest income                (2,416)       (1,624)       (1,161)
       Capitalized interest           (6,015)       (1,510)       (2,292)
                                     -------       -------       -------
Interest, net                        $30,664       $37,646       $44,810
                                     =======       =======       =======

                                          NORDSTROM, INC. AND SUBSIDIARIES  14

NOTE 4:  INCOME TAXES

Income taxes consist of the following:

Year ended January 31,                   1995          1994          1993
-------------------------------------------------------------------------
Current income taxes:
  Federal                            $118,558       $77,231       $71,181
  State and local                      23,986        16,149        14,931
                                     --------       -------       -------
Total current income taxes            142,544        93,380        86,112
                                     --------       -------       -------
Deferred income taxes:
  Current                             (10,113)         (648)       (3,588)
  Non-current                             169        (2,232)        2,976
                                     --------       -------       -------
Total deferred income taxes            (9,944)       (2,880)         (612)
                                     --------       -------       -------
Total income taxes                   $132,600       $90,500       $85,500
                                     ========       =======       =======

A reconciliation of the statutory Federal income tax rate with the effective tax rate is as follows:

Year ended January 31,                  1995          1994          1993
------------------------------------------------------------------------
Statutory rate                        35.00%        35.00%        34.00%
State and local income taxes, net
   of Federal income taxes             4.39          4.41          4.38
Other, net                              .11         (0.21)         0.11
                                     -------       -------       -------
Effective tax rate                    39.50%        39.20%        38.49%
                                     =======       =======       =======

Deferred income taxes result from temporary differences in the timing of recognition of revenue and expenses for tax and financial statement reporting as follows:

Year ended January 31,                  1995          1994          1993
------------------------------------------------------------------------
Excess tax basis depreciation        $   521        $  740        $2,342
Accrued expenses                      (4,416)       (2,850)       (3,039)
Other                                 (6,049)         (770)           85
                                     -------       -------       -------
Total deferred income taxes          ($9,944)      ($2,880)      ($  612)
                                     =======       =======       =======

These items comprise substantially all of the deferred tax asset and liability balances.

15  NORDSTROM, INC. AND SUBSIDIARIES

NOTE 5:  ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

January 31,                                          1995           1994
------------------------------------------------------------------------
Customers                                        $678,673       $588,296
Other                                              20,176         21,290
Allowance for doubtful accounts                   (22,958)       (23,145)
                                                 --------       --------
Accounts receivable, net                         $675,891       $586,441
                                                 ========       ========

Credit risk with respect to accounts receivable is concentrated in the geographic regions in which the Company operates stores. At January 31, 1995 and 1994, approximately 50% of the Company's receivables were concentrated in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

Bad debt expense totaled $20,219, $25,713 and $29,469 for 1994, 1993 and 1992.


NOTE 6: PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment consist of the following (at cost):

January 31,                                        1995             1994
------------------------------------------------------------------------
Land and land improvements                   $   42,355       $   41,810
Buildings                                       423,342          404,910
Leasehold improvements                          520,729          471,293
Store fixtures and equipment                    595,288          510,789
                                             ----------       ----------
                                              1,581,714        1,428,802
Less accumulated depreciation
   and amortization                            (746,712)        (654,026)
                                             ----------       ----------
                                                835,002          774,776
Construction in progress                        149,193           70,820
                                             ----------       ----------
Property, buildings and equipment, net       $  984,195       $  845,596
                                             ==========       ==========

At January 31, 1995 the Company had contractual commitments of approximately $125,366 for construction of new stores.

                                          NORDSTROM, INC. AND SUBSIDIARIES  16
NOTE 7:  NOTES PAYABLE

A summary of notes payable is as follows:

Year ended January 31,                  1995          1994          1993
------------------------------------------------------------------------
Average daily short-term
   borrowings                       $106,092      $ 76,779      $141,979
Maximum amount outstanding           209,605       117,023       186,038
Weighted average interest rate:
   During the year                      4.9%          3.1%          3.7%
   At year-end                          6.0%          3.1%          3.1%

The carrying amount of notes payable approximates fair value because of the short maturity of these instruments.

At January 31, 1995, Nordstrom Credit, Inc. had unsecured lines of credit with commercial banks totaling $225,000 which are available as liquidity support for short-term debt, and expire in June 1995 and January 1998. Nordstrom Credit, Inc. pays commitment fees for the lines in lieu of compensating balance requirements.


NOTE 8:  LONG-TERM DEBT

A summary of long-term debt is as follows:

January 31,                                          1995           1994
------------------------------------------------------------------------
Senior notes, 8.875%-9%, due 1995-1998           $100,000       $150,000

Medium-term notes,
   Nordstrom Credit, Inc.,
   7.83%-9.6%, due 1995-2001                      209,000        210,000

Sinking fund debentures,
   Nordstrom Credit, Inc., 9.375%, due 2016,
   payable in annual installments of $3,750
   beginning in 1997                               43,100         55,600

Other                                              21,810         22,974
                                                 --------       --------
Total long-term debt                              373,910        438,574
Less current portion                              (75,967)      (102,164)
                                                 --------       --------
Total due beyond one year                        $297,943       $336,410
                                                 ========       ========

17  NORDSTROM, INC. AND SUBSIDIARIES

The senior note agreements contain restrictive covenants which, among other things, restrict dividends to shareholders to a formula amount. At January 31, 1995, approximately $664,290 of retained earnings was not restricted.

Aggregate principal payments on long-term debt are as follows: 1995-$75,967; 1996-$74,210; 1997-$55,053; 1998-$105,183 and 1999-$5,076.

The fair value of long-term debt, estimated using quoted market prices of the same or similar issues with the same remaining maturity, was approximately $381,000 and $478,000 at January 31, 1995 and 1994.

NOTE 9:  LEASES

The Company leases land, buildings and equipment under non-cancelable lease agreements with expiration dates ranging from 1995 to 2080. Certain of the leases include renewal provisions at the Company's option. Most of the leases provide for additional rentals based upon specific percentages of sales and require the Company to pay for certain other costs.

Future minimum lease payments as of January 31, 1995 are as follows: 1995- $27,972; 1996-$27,116; 1997-$26,358; 1998-$25,298; 1999-$24,324; and
thereafter -$201,418.

The following is a schedule of rent expense:

Year ended January 31,                      1995        1994        1993
------------------------------------------------------------------------
Minimum rent:
  Store locations                        $16,467     $14,899     $14,719
  Offices, warehouses and equipment       18,336      19,390      17,660
Contingent rent:
  Store location percentage rent          14,078      13,964      13,398
  Common area costs, taxes and other       8,860       8,692       8,105
                                         -------     -------     -------
Total rent expense                       $57,741     $56,945     $53,882
                                         =======     =======     =======

NOTE 10:  STOCK OPTION PLAN

The Company provides a stock option plan for certain key employees. Options are issued at market value on the date of grant and become exercisable over a five-year period. The number of shares reserved for future stock option grants is 869,334.

                                          NORDSTROM, INC. AND SUBSIDIARIES  18


A summary of stock option activity follows:

                                                         Range of prices
                                             Shares            per share
------------------------------------------------------------------------
Outstanding, February 1, 1994             1,732,464        $ 7.44-$43.25
Granted                                     345,770         43.88- 48.25
Exercised                                  (182,662)         7.44- 43.25
Cancelled                                   (17,322)        22.00- 43.88
                                          ---------        -------------
Outstanding, January 31, 1995             1,878,250        $12.88-$48.25
                                          =========        =============
Exercisable, January 31, 1995               964,023        $12.88-$43.25
                                          =========        =============


NOTE 11:  SUPPLEMENTARY CASH FLOW INFORMATION

Supplementary cash flow information includes the following:

Year ended January 31,                  1995          1994          1993
------------------------------------------------------------------------
Cash paid during the year for:
   Interest (net of capitalized
      interest)                     $ 34,520       $41,122       $47,994
   Income taxes                      146,590        86,485        79,740


NOTE 12:  CREDIT CARD AND FINANCING SUBSIDIARIES

Nordstrom National Credit Bank (the Bank), a wholly owned subsidiary, issues a credit card for use in Company stores, and in 1994 introduced a VISA card. Nordstrom Credit, Inc., a wholly owned subsidiary, finances all receivables generated through the use of these credit cards. Servicing of the receivables is performed by the Bank. At January 31, 1995, net VISA receivables totaled $85,211.

19  NORDSTROM, INC. AND SUBSIDIARIES


Condensed combined financial information of the subsidiaries is as follows:

Year ended January 31,                    1995         1994         1993
------------------------------------------------------------------------
Service charge income                 $ 92,591      $91,026      $92,553
Other income                            12,525        5,086        4,121
                                      --------      -------      -------
   Total revenue                      $105,116      $96,112      $96,674
                                      ========      =======      =======
Net earnings                          $ 23,019      $22,209      $19,699
                                      ========      =======      =======

January 31,                                            1995         1994
------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                        $ 24,286     $ 21,972
  Accounts receivable, net                          655,427      564,605
  Other assets                                        7,650        8,527
                                                   --------     --------
Total assets                                       $687,363     $595,104
                                                   ========     ========
Liabilities and investment of Nordstrom, Inc.:
   Notes Payable:
       Nordstrom, Inc.                             $148,000     $112,500
       Other                                         87,388       40,337
   Accounts payable and accrued liabilities          21,091       20,902
   Long-term debt                                   252,100      265,600
   Investment of Nordstrom, Inc.                    178,784      155,765
                                                   --------     --------
Total liabilities and investment
   of Nordstrom, Inc.                              $687,363     $595,104
                                                   ========     ========

20  NORDSTROM, INC. AND SUBSIDIARIES


Notes to Consolidated Financial Statements

NOTE 13:  SELECTED QUARTERLY DATA (UNAUDITED)

Year ended January 31, 1995       1st Quarter    2nd Quarter    3rd Quarter    4th Quarter         Total
--------------------------------------------------------------------------------------------------------
Net sales                            $762,062     $1,079,501       $861,968     $1,190,947    $3,894,478
Gross profit                          251,927        355,841        292,656        394,501     1,294,925
Earnings before income taxes           52,773        104,223         63,079        115,483       335,558
Net earnings                           31,973         63,023         38,079         69,883       202,958
Earnings per share                        .39            .77            .46            .85          2.47
Dividends per share                      .085            .10            .10            .10          .385

Year ended January 31, 1994       1st Quarter    2nd Quarter    3rd Quarter    4th Quarter         Total
--------------------------------------------------------------------------------------------------------
Net sales                            $695,559     $1,017,582       $769,373     $1,107,424    $3,589,938
Gross profit                          212,971        306,565        245,057        356,041     1,120,634
Earnings before income taxes           18,395         70,151         42,056        100,316       230,918
Net earnings                           11,295         42,651         25,456         61,016       140,418
Earnings per share                        .14            .52            .31            .74          1.71
Dividends per share                      .085           .085           .085           .085           .34










21  NORDSTROM, INC. AND SUBSIDIARIES


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

The consolidated financial statements and related notes have been audited by Deloitte & Touche LLP, independent certified public accountants. The accompanying auditors' report expresses an independent professional opinion on the fairness of presentation of management's financial statements.

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



John A. Goesling
Executive Vice President and Chief Financial Officer











                                          NORDSTROM, INC. AND SUBSIDIARIES  22


INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries as of January 31, 1995 and 1994, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1995, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Seattle, Washington; March 10, 1995





























23  NORDSTROM, INC. AND SUBSIDIARIES

Ten-Year Statistical Summary

Dollars in thousands except square footage and per share amounts

Year ended January 31,                         1995          1994          1993          1992          1991
------------------------------------------------------------------------------------------------------------
Financial Position
Customer accounts receivable, net        $  655,715    $  565,151    $  584,379    $  585,490      $558,573
Merchandise inventories                     627,930       585,602       536,739       506,632       448,344
Current assets                            1,397,713     1,314,914     1,219,844     1,177,638     1,090,379
Current liabilities                         690,454       627,485       511,196       553,903       551,835
Working capital                             707,259       687,429       708,648       623,735       538,544
Working capital ratio                          2.02          2.10          2.39          2.13          1.98
Property, buildings and equipment, net      984,195       845,596       824,142       856,404       806,191
Long-term debt                              373,910       438,574       481,945       511,000       489,172
Debt/capital ratio                            25.56         29.11         33.09         40.74         43.59
Shareholders' equity                      1,343,800     1,166,504     1,052,031       939,231       826,410
Shares outstanding                       82,244,098    82,059,128    81,974,797    81,844,227    81,737,910
Book value per share                          16.34         14.22         12.83         11.48         10.11
Total assets                              2,396,783     2,177,481     2,053,170     2,041,875     1,902,589

Operations
Net sales                                 3,894,478     3,589,938     3,421,979     3,179,820     2,893,904
Costs and expenses:
  Cost of sales and related
    buying and occupancy                  2,599,553     2,469,304     2,339,107     2,169,437     2,000,250
  Selling, general and administrative     1,023,347       940,579       902,083       831,505       747,770
  Interest, net                              30,664        37,646        44,810        49,106        52,228
  Service charge income and other, net      (94,644)      (88,509)      (86,140)      (87,443)      (84,660)
Total costs and expenses                  3,558,920     3,359,020     3,199,860     2,962,605     2,715,588
Earnings before income taxes                335,558       230,918       222,119       217,215       178,316
Income taxes                                132,600        90,500        85,500        81,400        62,500
Net earnings                                202,958       140,418       136,619       135,815       115,816
Earnings per share                             2.47          1.71          1.67          1.66          1.42
Dividends per share                            .385           .34           .32           .31           .30
Net earnings as a percent of net sales        5.21%          3.91%         3.99%         4.27%         4.00%
Return on average shareholders' equity       16.17%         12.66%        13.72%        15.38%        14.85%
Sales per square foot for Company-
  operated stores                               395           383           381           388           391

Stores and Facilities
Company-operated stores                          76            74            72            68            63
Total square footage                      9,998,000     9,282,000     9,224,000     8,590,000     7,655,000

24  NORDSTROM INC. AND SUBSIDIARIES

Dollars in thousands except square footage and per share amounts
-----------------------------------------------------------------------------------------------------------
Year ended January 31,                         1990          1989          1988          1987          1986
-----------------------------------------------------------------------------------------------------------
Financial Position
Customer accounts receivable, net       $   519,656   $   465,929   $   391,387   $   344,045   $   296,030
Merchandise inventories                     419,976       403,795       312,696       257,334       226,017
Current assets                            1,011,148       913,986       730,182       645,326       546,756
Current liabilities                         489,888       448,165       394,699       324,697       339,503
Working capital                             521,260       465,821       335,483       320,629       207,253
Working capital ratio                          2.06          2.04          1.85          1.99          1.61
Property, buildings and equipment, net      691,937       594,038       502,661       424,228       397,380
Long-term debt                              468,412       389,216       260,343       271,054       276,419
Debt/capital ratio                            43.78         43.12         39.57         41.57         56.41
Shareholders' equity                        733,250       639,941       533,209       451,196       314,119
Shares outstanding                       81,584,710    81,465,027    81,371,106    80,981,722    74,504,392
Book value per share                           8.99          7.86          6.55          5.57          4.22
Total assets                              1,707,420     1,511,703     1,234,267     1,071,124       945,880

Operations
Net sales                                 2,671,114     2,327,946     1,920,231     1,629,918     1,301,857
Costs and expenses:
  Cost of sales and related
    buying and occupancy                  1,829,383     1,563,832     1,300,720     1,095,584       893,874
  Selling, general and administrative       669,159       582,973       477,488       408,664       326,758
  Interest, net                              49,121        39,977        32,952        34,910        30,482
  Service charge income and other, net      (55,958)      (57,268)      (53,662)      (49,479)      (36,636)
Total costs and expenses                  2,491,705     2,129,514     1,757,498     1,489,679     1,214,478
Earnings before income taxes                179,409       198,432       162,733       140,239        87,379
Income taxes                                 64,500        75,100        70,000        67,300        37,300
Net earnings                                114,909       123,332        92,733        72,939        50,079
Earnings per share                             1.41          1.51          1.13           .91           .65
Dividends per share                             .28           .22           .18           .13           .11
Net earnings as a percent of net sales        4.30%         5.30%         4.83%         4.48%         3.85%
Return on average shareholders' equity       16.74%        21.03%        18.84%        19.06%        17.10%
Sales per square foot for Company-
  operated stores                               398           380           349           322           293

Stores and Facilities
Company-operated stores                          59            58            56            53            52
Total square footage                      6,898,000     6,374,000     5,527,000     5,098,000     4,727,000

25  NORDSTROM INC. AND SUBSIDIARIES


Officers, Directors and Committees

Officers
Jammie Baugh           41   Executive Vice President    Southern California
                                                          General Manager

Gail A. Cottle         43   Executive Vice President    Product Development

Dale C. Crichton       46   Vice President              Cosmetics and Gift
                                                          Gallery Merchandise
                                                          Manager

Joseph V. Demarte      43   Vice President              Personnel

Annette S. Dresser     34   Vice President              Individualist and
                                                          Petite Focus
                                                          Merchandise Manager

Charles L. Dudley      44   Vice President              Human Resources

John A. Goesling       49   Executive Vice President    Finance
                              and Treasurer

Tamela J. Hickel       34   Vice President              Oregon General Manager

Darrel J. Hume         47   Vice President              Men's Sportswear
                                                          Merchandise Manager

Jack F. Irving         50   Executive Vice President    Men's Wear Merchandise
                                                          Manager

Raymond A. Johnson     53   Co-President

Cody K. Kondo          39   Vice President              Northeast General
                                                          Manager

David P. Lindsey       45   Vice President              Store Planning

David L. Mackie        46   Vice President              Real Estate

Robert J. Middlemas    38   Vice President              Midwest General
                                                          Manager

Blake W. Nordstrom     34   Vice President              Washington and Alaska
                                                          General Manager

James A. Nordstrom     33   Vice President              Northern California
                                                          General Manager

                                          NORDSTROM, INC. AND SUBSIDIARIES  26


Robert T. Nunn         55   Executive Vice President    Shoe Merchandise
                                                          Manager

Cynthia C. Paur        44   Executive Vice President    Better Apparel
                                                          Merchandise Manger

Karen E. Purpur        51   Secretary

John J. Whitacre       42   Co-President

Martha S. Wikstrom     38   Vice President              Capital General
                                                          Manager

27  NORDSTROM, INC. AND SUBSIDIARIES

Directors
Philip M. Condit            53   Director    President, The Boeing Company,
                                               Seattle, WA

D. Wayne Gittinger          62   Director    Partner, Lane Powell Spears
                                               Lubersky, Seattle, WA

John F. Harrigan            69   Director    Retired Chairman, Union Bank,
                                               Los Angeles, CA

Charles A. Lynch            67   Director    Chairman, Market Value Partners
                                               Company, Menlo Park, CA

Ann D. McLaughlin           53   Director    President, Federal City Council,
                                               Washington, D.C. and Vice
                                               Chairman, The Aspen Institute,
                                               Aspen, CO

John A. McMillan            63   Co-Chairman of the Board of Directors

Bruce A. Nordstrom          61   Co-Chairman of the Board of Directors

James F. Nordstrom          55   Co-Chairman of the Board of Directors

John N. Nordstrom           57   Co-Chairman of the Board of Directors

Alfred E. Osborne, Jr.      50   Director    Director, Entrepreneurial Studies
                                               Center and Associate Professor
                                               of Business Economics, The John
                                               E. Anderson Graduate School of
                                               Management, University of
                                               California, Los Angeles, CA

William D. Ruckelshaus      62   Director    Chairman of the Board and Chief
                                               Executive Officer,
                                               Browning-Ferris Industries,
                                               Inc., Houston, TX

Malcolm T. Stamper          69   Director    Publisher, Chairman and Chief
                                               Executive Officer,
                                               Storytellers, Ink., Seattle, WA

Elizabeth Crownhart Vaughan 66   Director    President, Salar Enterprises,
                                               Portland, OR

                                          NORDSTROM, INC. AND SUBSIDIARIES  28


Committees

EXECUTIVE
John A. McMillan
Bruce A. Nordstrom, Co-Chair
James F. Nordstrom
John N. Nordstrom, Co-Chair

AUDIT
Philip M. Condit
John F. Harrigan
Charles A. Lynch
Ann D. McLaughlin
Alfred E. Osborne, Jr.
William D. Ruckelshaus, Chair
Elizabeth Crownhart Vaughan

COMPENSATION AND STOCK OPTION
D. Wayne Gittinger
John F. Harrigan
Ann D. McLaughlin
Alfred E. Osborne, Jr.
William D. Ruckelshaus
Elizabeth Crownhart Vaughan, Chair

CONTRIBUTIONS
Anne E. Gittinger, Secretary-ex officio
Bruce A. Nordstrom
James F. Nordstrom, Chair
John N. Nordstrom
William D. Ruckelshaus
Malcolm T. Stamper

FINANCE
Philip M. Condit
John A. Goesling-ex officio
John F. Harrigan, Chair
Charles A. Lynch
Alfred E. Osborne, Jr.
Malcolm T. Stamper

ORGANIZATION AND NOMINATING
D. Wayne Gittinger
Charles A. Lynch
Malcolm T. Stamper, Chair
Elizabeth Crownhart Vaughan

PROFIT SHARING AND BENEFITS
Joseph V. Demarte-ex officio
D. Wayne Gittinger
Raymond A. Johnson-ex officio
Bruce A. Nordstrom, Chair
John N. Nordstrom

                                          NORDSTROM, INC. AND SUBSIDIARIES  29

Retail Store Facilities

The following table sets forth certain information with respect to each of the stores operated by the
Company.  The Company also operates leased shoe departments in 12 department stores in Hawaii and Guam. In addition, the Company operates seven distribution centers and leases other space for administrative functions.
                                         Present                                      Year      Present
                        Year opened  total store                                 opened or  total store
Location                or acquired  area/sq. ft.    Location                     acquired  area/sq. ft.
------------------------------------------------     -------------------------------------------------
WASHINGTON GROUP                                     NORTHERN CALIFORNIA GROUP
Downtown Seattle(1)            1963      245,000     Hillsdale Shopping Center        1982      149,000
Northgate Mall                 1965      122,000     Broadway Plaza                   1984      193,000
Tacoma Mall                    1966      134,000     Stanford Shopping Center         1984      187,000
Bellevue Square                1967      285,000     The Village at Corte Madera      1985      116,000
Southcenter Mall               1968      170,000     Oakridge Mall                    1985      150,000
Yakima                         1972       44,000     Valley Fair                      1987      165,000
Spokane                        1974      121,000     280 Metro Center Rack            1987       31,000
Alderwood Mall                 1979      127,000     Stonestown Galleria              1988      174,000
Pavilion Rack                  1985       39,000     Downtown San Francisco           1988      350,000
Alderwood Rack                 1985       25,000     Arden Fair                       1989      190,000
Downtown Seattle Rack          1987       42,000     Stoneridge Mall                  1990      173,000
Bellis Fair Rack               1990       20,000     Marina Square Rack               1990       44,000

OREGON GROUP                                         UTAH GROUP
Lloyd Center                   1963      150,000     Crossroads Plaza                 1980      140,000
Downtown Portland              1966      174,000     Fashion Place Mall               1981      110,000
Washington Square              1974      189,000     Ogden City Mall                  1982       76,000
Vancouver Mall                 1977       71,000     Sugarhouse Center Rack           1991       31,000
Salem Centre                   1980       71,000
Clackamas Town Center          1981      121,000     CAPITAL GROUP
Clackamas Rack                 1983       28,000     Tysons Corner Center             1988      239,000
Downtown Portland Rack         1986       19,000     The Fashion Centre at
                                                       Pentagon City                  1989      241,000

31  NORDSTROM, INC. AND SUBSIDIARIES

SOUTHERN CALIFORNIA GROUP                            Potomac Mills Rack               1990       46,000
South Coast Plaza              1978      235,000     Montgomery Mall                  1991      225,000
Brea Mall                      1979      195,000     City Place Rack                  1992       37,000
Los Cerritos Center            1981      122,000     Towson Town Center               1992      205,000
Fashion Valley Mall            1981      156,000     Towson Rack                      1992       31,000
Glendale Galleria              1983      147,000     Franklin Mills Rack              1993       43,000
Santa Ana Rack                 1983       22,000     Annapolis Mall                   1994      162,000
Topanga Plaza                  1984      154,000
University Towne Centre        1984      130,000     NORTHEAST GROUP
Woodland Hills Rack            1984       48,000     Garden State Plaza               1990      272,000
The Galleria at South Bay      1985      161,000     Menlo Park Mall                  1991      266,000
Westside Pavilion              1985      150,000     Freehold Raceway Mall            1992      174,000
Horton Plaza                   1985      151,000     Faconnable                       1993       10,000
Mission Valley Rack            1985       27,000
Montclair Plaza                1986      133,000     MIDWEST GROUP
North County Fair              1986      156,000     Oakbrook Center                  1991      249,000
MainPlace Mall                 1987      169,000     Mall of America                  1992      240,000
Chino Town Square Rack         1987       30,000     Old Orchard                      1994      209,000
Paseo Nuevo                    1990      186,000     Woodfield Rack                   1994       45,000
The Galleria at Tyler          1991      164,000
Santa Anita                    1994      151,000     PLACE TWO AND CLEARANCE
                                                        STORES
ALASKA GROUP                                         Washington and Arizona(2)                 44,000

Anchorage                      1975       97,000

(1) Excludes approximately 23,000 square feet of corporate and administrative offices.
(2) Includes one Place Two store and one clearance store.

Shareholder Information


Independent Auditors
Deloitte & Touche LLP


Counsel
Lane Powell Spears Lubersky


Transfer Agent and Registrar
First Interstate Bank of California
Telephone (800) 522-6645


General Offices
1501 Fifth Avenue, Seattle, WA 98101-1603
Telephone (206) 628-2111


Annual Meeting
May 16, 1995 at 11:00 a.m. Pacific Time
Sheraton Seattle Hotel and Towers
Seattle, Washington


Form 10-K
The Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended January 31, 1995 will be provided to shareholders upon written request to: Investors Relations, Nordstrom, Inc., P.O. Box 2737, Seattle, WA 98111 or by calling (206) 233-6301.


Shareholder Information Line
In order to provide our shareholders with information about the Company in a more timely manner, as well as to reduce paper use, we will be establishing a shareholder information line. We will no longer be mailing quarterly shareholder reports. Effective April 14, 1995, shareholders will be able to obtain the latest financial releases and updates as soon as they are available, by dialing 1-800-667-3920.

NORDSTROM, INC. AND SUBSIDIARIES


Appendix

Graph                                                                  Page
------------------------------------------------                       ----
Net Sales                                                                 2

Net Earnings                                                              2

Percentage of 1994 Sales by Merchandise Category                          4

Investing and Operating Cash Flows                                        7

Square Footage by Market Area at end of 1994                              7
