Form 10-K, Exhibit 13
period 1996-01-31
NORDSTROM INC
filed 1996-03-29
CIK 72333

EXHIBIT 13.1
PORTIONS OF THE 1995 ANNUAL REPORT TO SHAREHOLDERS


FINANCIAL HIGHLIGHTS

Dollars in thousands except per share amounts
                            Fiscal Year 1995     Fiscal Year 1994     % Change
                            --------------------------------------------------
Net sales                         $4,113,517           $3,894,478         +5.6
Earnings before income taxes         272,312              335,558        -18.8
Net earnings                         165,112              202,958        -18.6
Net earnings per share                  2.02                 2.47        -18.2
Cash dividends paid per share           .500                 .385        +29.9


STOCK TRADING

                            Fiscal Year 1995               Fiscal Year 1994
                            -----------------------------------------------
                             High       Low                 High       Low
First Quarter                45 1/4     36 1/4              44 1/2     34
Second Quarter               44 3/4     35                  45 3/4     38 3/4
Third Quarter                43         36 5/8              49 3/4     37
Fourth Quarter               43 3/8     37                  49 1/2     39 1/2

Nordstrom, Inc. common stock is traded over-the-counter and quoted daily in leading financial publications. NASDAQ Symbol -- Nobe.


Graph - Net Sales
The vertical bar graph compares net sales for the past ten years. Beginning with the most recent fiscal year on the left, net sales (dollars are in millions) were as follows: 1995-$4,114; 1994-$3,894; 1993-$3,590; 1992-$3,422;
1991-$3,180; 1990-$2,894; 1989-$2,671; 1988-$2,328; 1987-$1,920; and 1986-
$1,630.


Graph - Net Earnings
The vertical bar graph compares net earnings for the past ten years. Beginning with the most recent fiscal year on the left, net earnings (dollars in millions) were as follows: 1995-$165.1; 1994-$203.0; 1993-$140.4; 1992-$136.6
1991-$135.8; 1990-$115.8; 1989-$114.9; 1988-$123.3; 1987-$92.7; and 1986-
$72.9.














                                     Nordstrom, Inc. and Subsidiaries  Page 3

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis gives a more detailed review of the past three years, as well as additional information on future commitments and trends. This discussion and analysis should be read in conjunction with the basic consolidated financial statements and the Ten-Year Statistical Summary.

Sales

Sales have increased to record levels in each of the past three years. The percentage change by year is as follows:

Fiscal Year                                  1995           1994           1993
-------------------------------------------------------------------------------
Sales in comparable stores
  (open at least fourteen months)           (0.7%)          4.4%           2.7%
Sales in new stores                          6.3%           4.1%           2.2%
                                            -----           ----           ----
Total percentage increase                    5.6%           8.5%           4.9%
                                            =====           ====           ====

After steadily increasing rates of sales gains in comparable stores in 1994 and 1993, sales in comparable stores declined in 1995. This was due to slowing consumer demand for apparel and sales decreases at several stores in the Company's Chicago and New Jersey markets resulting from new store openings in those markets.

Sales in new stores includes sales from the Company's own direct mail catalogs as well as sales from stores open less than fifteen months. The direct mail catalog division, which started in 1994, contributed a .8% increase in sales for that year and a 1.8% increase for 1995. The Company has also continued to expand its store base over the past several years with new store openings. These new stores are generally not as productive as the Company's average store because customer base and traffic patterns are developed over time.
As a result, sales growth from these new stores does not match the increase in average square footage over the past several years.

There has been little, if any, inflation in overall merchandise prices during the past several years. The change in the retail prices of apparel, shoes, and accessories as measured by the Bureau of Labor Statistics on an overall basis was 1% for 1993, -1% for 1994, and 1% for 1995. Management believes that these statistics are the best available measure of the effect of inflation on the Company's selling prices.


Graph - Percentage of 1995 Sales by Merchandise Category
The pie chart depicts each merchandise category and its percent of total sales. Clockwise: Shoes - 20%; Men's Apparel and Furnishings - 17%; Children's Apparel and Accessories - 4%; Other - 2%; Women's Apparel - 37%; and Women's Accessories - 20%. The caption below the graph reads, "Sales by major merchandise category have changed only slightly over the past several years."








Page 12  Nordstrom, Inc. and Subsidiaries

MANAGEMENT AND DISCUSSION AND ANALYSIS

Costs and Expenses

As a result of increased sales, the total amount of costs and expenses has increased in each year. As a percentage of sales, total costs and expenses were 93.6% in 1993, 91.4% in 1994, and 93.4% in 1995. Unless otherwise indicated, the changes discussed below are stated as a percentage of sales as shown on page 16.

Cost of sales and related buying and occupancy costs fluctuate as a percentage of sales primarily because of changes in the cost of sales component. With the changes in merchandise styles and selections from season to season, cost of sales, and therefore the merchandise gross margin, can fluctuate up and down. In 1993, the merchandise gross margin decreased because of softness in demand for women's apparel. During 1994, the merchandise margin improved dramatically because of higher than anticipated sales increases and implementation of part of the Company's new inventory management system. Nearly all categories of merchandise had higher margins, but women's apparel showed the greatest improvement following the low level in 1993. In 1995, the merchandise gross margin decreased because of excess inventory levels as sales did not meet expectations.

Buying costs increased each year as the Company spent more to develop its own merchandise brands and to develop and implement a new inventory management system. Occupancy costs increased in 1995 as a result of new store openings and remodeling of older stores.

Selling, general and administrative expenses decreased in 1993 primarily because of a reduction in bad debts. Bad debts continued to decline in 1994. Medical plan benefits also decreased in 1994 as a result of changes to the plan implemented by the Company. These decreases were offset by costs incurred in the startup of the Company's direct mail catalog division and a higher contribution to the Company's profit sharing plan. In 1995, selling, general and administrative expenses increased for several reasons. Expenses in comparable stores continued to increase while sales declined. In addition, bad debts increased primarily as a result of the growth of the Company's Visa credit card program, and the direct mail catalog division continued to incur high operating costs.

In 1993, interest expense decreased because of lower short-term interest rates and reductions in debt outstanding. During 1994, interest expense decreased as more interest was capitalized on projects under construction. Interest expense increased in 1995 because of higher borrowings to finance the Company's customer accounts receivable balances.

Other income in 1993 was impacted by two separate events. The Company paid substantially all the claims in settlement of a class-action lawsuit by the end of 1993, and the resulting adjustment of a previously established reserve amount increased other income in the fourth quarter of 1993 by $4.5 million ($.03 per share after income taxes). Also, in the fourth quarter of 1993, other income was reduced by $5 million ($.04 per share after income taxes) for expenses and property losses resulting from an earthquake in Southern California. The Company does not carry earthquake insurance in California because of its high cost.

In 1995, other income increased primarily due to an increase in service charge income because of higher levels of customer accounts receivable outstanding during the year.




                                     Nordstrom, Inc. and Subsidiaries  Page 13

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

During 1993, cash provided by operating activities exceeded cash used in investing activities as shown on page 19. The Company used this excess cash flow to reduce total debt outstanding. The Company incurred additional indebtedness in both 1994 and 1995 as the Company increased its spending on new store construction and its investment in customer accounts receivable.

The Company believes that operating working capital (net working capital less short-term investments plus notes payable and the current portion of long-term debt) is a more appropriate measure of the Company's on-going working capital requirements than net working capital because it eliminates the effect of changes in the levels of short-term investments and borrowings. These levels can vary each year depending on financing activities. The Company's operating working capital has fluctuated as shown below:

Fiscal Year                                    1995           1994           1993
---------------------------------------------------------------------------------
Operating working capital (in thousands) $1,068,923       $843,924       $745,040
Percentage change from prior year             26.7%          13.3%          (2.7%)
Net sales/average operating
  working capital                               3.9            4.6            4.8

In 1993, operating working capital decreased because of reduced customer accounts receivable. Credit sales on the Company's credit card decreased, reflecting more cautious use of credit by consumers in general and increased competition from third-party cards. In 1994, customer accounts receivable increased because the Company commenced its own Visa credit card program.
The increase in customer accounts receivable along with higher merchandise inventories caused operating working capital to increase. In 1995, the Company increased its investment in customer accounts receivable through continued promotion of its Visa card program and reducing the minimum payment on its proprietary credit card. This also caused operating working capital to increase. The Company does not expect customer accounts receivable to continue growing at the same rate in 1996; however, with the growth in the Company's Visa credit card program, the Company expects future operating working capital requirements to increase over historical levels.

Graph - Investing and Operating Cash Flows
The vertical bar graph compares cash provided by operating activities and cash used in investing activities for each year, for the past ten years. Dollars are in millions.

                   Cash used       Cash provided
                 in investing       by operating
Year              activities         activities
----             ------------      -------------
1995                   $254.0             $121.9
1994                   $246.9             $231.8
1993                   $132.7             $262.1
1992                   $ 71.9             $235.6
1991                   $147.2             $154.0
1990                   $200.7             $148.1
1989                   $168.7             $122.2
1988                   $153.4             $ 46.0
1987                   $128.3             $ 87.7
1986                   $ 69.8             $115.0

Page 14  Nordstrom, Inc. and Subsidiaries

MANAGEMENT DISCUSSION AND ANALYSIS

The Company has spent $642 million during the last three years to add new stores and facilities and to improve existing stores and facilities. Over
1.5 million square feet of selling space has been added during this time period, representing an increase of 16%. Most of the new stores have been constructed by the Company on land that it owns or leases under long-term agreements, thus providing a strong basis for future operations.

The Company plans to spend over $750 million on capital projects during the next three years, with over $100 million allocated to the refurbishment of existing stores. Although the Company has made commitments for stores to be opening in 1996 and beyond, it is possible that some stores may not be opened as scheduled because of environmental and land use regulations and the difficulties encountered by shopping center developers in securing financing. Management believes that the Company's current financial strength provides the resources necessary to maintain its existing stores and the flexibility to take advantage of new store opportunities.

With the decrease in the Company's debt to capital ratio that occurred over the previous five years, the Board of Directors approved a $100 million common stock repurchase program in May of 1995. Through the end of 1995, the Company spent $50 million to repurchase outstanding shares of its common stock. Depending upon the price of the Company's shares and operating results, management expects to complete this program in 1996.

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

Graph - Square Footage by Market Area at end of 1995
The pie chart shows the percent of total square feet in each region and also gives the number of square feet for that region. Clockwise: Washington, 12.9%, 1,383,000; Other, 1.3%, 145,000; Midwest, 11.0%, 1,174,000; Oregon,
7.7%, 823,000; Utah, 3.3%, 357,000; Southern California, 25.1%, 2,687,000;
Northern California, 16.6%, 1,772,000; Capital, 11.6%, 1,243,000; and
Northeast, 10.5%, 1,129,000.





















                                     Nordstrom, Inc. and Subsidiaries  Page 15

CONSOLIDATED STATEMENTS OF EARNINGS

Dollars in thousands except per share amounts

                                            % of                % of                % of
Year ended January 31,               1996   sales        1995   sales        1994   sales
-----------------------------------------------------------------------------------------
Net Sales                      $4,113,517   100.0  $3,894,478   100.0  $3,589,938   100.0
                               ----------------------------------------------------------

Costs and Expenses:

  Cost of sales and related
    buying and occupancy        2,806,250    68.2   2,599,553    66.7   2,469,304    68.8

  Selling, general and
    administrative              1,120,790    27.2   1,023,347    26.3     940,579    26.2

  Interest, net                    39,295     1.0      30,664      .8      37,646     1.1

  Service charge income
    and other, net               (125,130)   (3.0)    (94,644)   (2.4)    (88,509)   (2.5)

                               ----------------------------------------------------------
Total Costs and Expenses        3,841,205    93.4   3,558,920    91.4   3,359,020    93.6
                               ----------------------------------------------------------
Earnings before income taxes      272,312     6.6     335,558     8.6     230,918     6.4
Income taxes                      107,200     2.6     132,600     3.4      90,500     2.5
                               ----------------------------------------------------------
Net Earnings                   $  165,112     4.0  $  202,958     5.2  $  140,418     3.9
                               ==========================================================

Net Earnings per share              $2.02               $2.47               $1.71
                               ==========================================================

Cash dividends paid per share        $.50               $.385                $.34
                               ==========================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


















Page 16  Nordstrom, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

Dollars in thousands
January 31,                                        1996                     1995
--------------------------------------------------------------------------------
Assets

Current Assets:

  Cash and cash equivalents                  $   24,517               $   32,497
  Accounts receivable, net                      893,927                  675,891
  Merchandise inventories                       626,303                  627,930
  Prepaid income taxes and other                 68,029                   61,395
                                             -----------------------------------
Total Current Assets                          1,612,776                1,397,713

Property, buildings and equipment, net        1,103,298                  984,195
Other assets                                     16,545                   14,875
                                             -----------------------------------
Total Assets                                 $2,732,619               $2,396,783
                                             ===================================



Liabilities and Shareholders' Equity

Current Liabilities:

  Notes payable                              $  232,501               $   87,388
  Accounts payable                              277,584                  273,084
  Accrued salaries, wages, and taxes            185,540                  190,501
  Accrued expenses                               47,834                   40,990
  Accrued income taxes                           14,644                   22,524
  Current portion of long-term debt              74,210                   75,967
                                             -----------------------------------
Total Current Liabilities                       832,313                  690,454

Long-term debt                                  365,733                  297,943
Deferred lease credits and other
  deferred items                                111,601                   64,586
Shareholders' Equity                          1,422,972                1,343,800
                                             -----------------------------------
Total Liabilities and Shareholders' Equity   $2,732,619               $2,396,783
                                             ===================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.











                                     Nordstrom, Inc. and Subsidiaries  Page 17

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Dollars in thousands except per share amounts
Year ended January 31,                            1996          1995          1994
----------------------------------------------------------------------------------
Common Stock

Authorized 250,000,000 shares; issued and
  outstanding 81,113,144, 82,244,098 and
  82,059,128 shares
Balance at beginning of year                $  163,334    $  157,374    $  155,439
Issuance of common stock                         5,106         5,960         1,935
                                            --------------------------------------
Balance at end of year                         168,440       163,334       157,374
                                            --------------------------------------


Retained Earnings

Balance at beginning of year                 1,180,466     1,009,130       896,592
Net earnings                                   165,112       202,958       140,418
Cash dividends paid ($.50, $.385, and $.34
  per share)                                   (41,001)      (31,622)      (27,880)
Purchase and retirement of common stock        (50,045)          -             -
                                            ---------------------------------------
Balance at end of year                       1,254,532     1,180,466     1,009,130
                                            ---------------------------------------
Total Shareholders' Equity                  $1,422,972    $1,343,800    $1,166,504
                                            ======================================


The accompany Notes to Consolidated Financial Statements are an integral part of these statements.


























Page 18  Nordstrom, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in thousands
Year ended January 31,                               1996            1995            1994
-----------------------------------------------------------------------------------------
Operating Activities

Net earnings                                     $165,112        $202,958        $140,418
Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
    Depreciation and amortization                 134,347         110,789         103,466
    Change in:
      Accounts receivable, net                   (218,036)        (89,450)         16,757
      Merchandise inventories                       1,627         (42,328)        (48,863)
      Prepaid income taxes and other               (6,634)         (9,746)           (878)
      Accounts payable                              4,500           9,029          43,879
      Accrued salaries, wages, and taxes           (4,961)         33,554          (1,081)
      Accrued expenses                              6,844           4,996           4,853
      Income tax liabilities                      (12,621)         (4,518)          3,540
      Deferred lease credits                       51,756          16,558               2
                                                 ----------------------------------------
Net cash provided by operating activities         121,934         231,842         262,093
                                                 ----------------------------------------

Investing Activities

Additions to property, buildings and
  equipment, net                                 (252,876)       (248,608)       (124,403)
Other, net                                         (1,103)          1,660          (8,306)
                                                 ----------------------------------------
Net cash used in investing activities            (253,979)       (246,948)       (132,709)
                                                 ----------------------------------------

Financing Activities

Increase in notes payable                         145,113          47,051           2,018
Proceeds from issuance of long-term debt, net     140,859          49,656               -
Principal payments on long-term debt              (75,967)       (114,664)        (43,371)
Proceeds from issuance of common stock              5,106           5,960           1,935
Cash dividends paid                               (41,001)        (31,622)        (27,880)
Purchase and retirement of common stock           (50,045)              -               -
                                                 ----------------------------------------
Net cash provided by (used in) financing
  activities                                      124,065         (43,619)        (67,298)
                                                 ----------------------------------------
Net (decrease) increase in cash
  and cash equivalents                             (7,980)        (58,725)         62,086
Cash and cash equivalents at beginning of year     32,497          91,222          29,136
                                                 ----------------------------------------
Cash and cash equivalents at end of year         $ 24,517        $ 32,497        $ 91,222
                                                 ========================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                                     Nordstrom, Inc. and Subsidiaries  Page 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands except per share amounts

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company: Nordstrom, Inc. is a fashion specialty retailer offering a wide selection of high quality apparel, shoes and accessories for women, men and children, principally through 58 large specialty stores and 19 clearance stores. All of the Company's stores are located in the United States, with approximately 40% of its retail square footage located in the state of California.

The Company purchases a significant percentage of its merchandise from foreign countries, principally from the Far East. Any event causing a disruption in imports from the Far East could have a material adverse impact on the Company's operations.

In connection with the purchase of foreign merchandise, the Company has outstanding letters of credit totaling $61,822 at January 31, 1996.

Basis of Presentation: The Consolidated Financial Statements include the accounts of Nordstrom, Inc. and its subsidiaries. All significant intercompany transactions and accounts are eliminated in consolidation.

The presentation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses in the accompanying financial statements. Actual results could differ from those estimates.

Merchandise Inventories: Merchandise inventories are stated at the lower of cost (first-in, first-out basis) or market, using the retail method.

Property, Buildings and Equipment: Straight-line and accelerated methods are applied in the calculation of depreciation and amortization.

Lives used for calculating depreciation and amortization rates for the principal asset classifications are as follows: buildings, 10 to 40 years; store fixtures and equipment, three to 15 years; leasehold improvements, life of lease or applicable shorter period.

Store Preopening Costs: Store opening and preopening costs are charged to expense when incurred.

Capitalization of Interest: The interest carrying costs of facilities being constructed are capitalized during their construction period based on the Company's weighted average borrowing rate.

Earnings per Share: Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. Average shares outstanding were 81,919,625, 82,144,079, and 82,003,407 in 1995, 1994 and 1993.

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

Cash Management: The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 1996 and 1995 include $16,760 and $29,223 of checks drawn in excess of cash balances not yet presented for payment.

Deferred Lease Credits: Deferred lease credits are amortized on a straight-line basis over the life of the applicable lease.

Derivatives: The Company limits its use of derivative financial instruments to the management of well-defined foreign currency and interest rate risks. The effect of these activities is not material to the Company's financial condition or results of operations. The Company has no off-balance sheet credit risk, and the fair value of derivative financial instruments at January 31, 1996 and 1995 is not material.

Reclassifications: Certain reclassifications of prior year balances have been made for consistent presentation.

NOTE 2:  EMPLOYEE BENEFITS

The Company provides a profit sharing plan for employees. The plan is fully funded by the Company and is non-contributory except for employee contributions made under Section 401(k) of the Internal Revenue Code. Under this provision, the Company provides matching contributions up to a stipulated percentage of employee contributions. The Company contribution is established each year by the Board of Directors and totaled $40,000, $44,000 and $35,500 in 1995, 1994, and 1993.





































Page 20  Nordstrom, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:  INTEREST EXPENSE

The components of interest expense are as follows:

Year ended January 31,                      1996          1995          1994
----------------------------------------------------------------------------
Nordstrom, Inc.
  Short-term debt                        $    69       $    69       $    46
  Long-term debt                           8,635        10,780        12,830

Nordstrom Credit, Inc.
  Short-term debt                         10,184         5,085         2,361
  Long -term debt                         27,788        23,161        25,543
                                         -----------------------------------
Total interest incurred                   46,676        39,095        40,780
Less: Interest income                     (2,204)       (2,416)       (1,624)
      Capitalized interest                (5,177)       (6,015)       (1,510)
                                         -----------------------------------
Interest, net                            $39,295       $30,664       $37,646
                                         ===================================

NOTE 4:  INCOME TAXES

Income taxes consist of the following:

Year ended January 31,                      1996          1995          1994
----------------------------------------------------------------------------
Current income taxes:
  Federal                               $ 94,855      $118,558       $77,231
  State and local                         19,649        23,986        16,149
                                        ------------------------------------
Total current income taxes               114,504       142,544        93,380
                                        ------------------------------------
Deferred income taxes:
  Current                                 (3,339)      (10,113)         (648)
  Non-current                             (3,965)          169        (2,232)
                                        ------------------------------------
Total deferred income taxes               (7,304)       (9,944)       (2,880)
                                        ------------------------------------
Total income taxes                      $107,200      $132,600       $90,500
                                        ====================================

A reconciliation of the statutory Federal income tax rate with the effective tax rate is as follows:

Year ended January 31,                      1996          1995          1994
----------------------------------------------------------------------------
Statutory rate                             35.00%        35.00%        35.00%
State and local income taxes,
  net of Federal income taxes               4.39          4.39          4.41
Other, net                                 (0.03)         0.11         (0.21)
                                           ---------------------------------
Effective tax rate                         39.36%        39.50%        39.20%
                                           ==================================

(Note 4 continued)

Deferred income taxes result from temporary differences in the timing of recognition of revenue and expenses for tax and financial statement reporting as follows:

Year ended January 31,                      1996          1995          1994
----------------------------------------------------------------------------
Tax basis depreciation                   ($2,620)       $  521        $  740
Accrued expenses                          (4,833)       (4,416)       (2,850)
Other                                        149        (6,049)         (770)
                                         -----------------------------------
Total deferred income taxes              ($7,304)      ($9,944)      ($2,880)
                                         ===================================

These items comprise substantially all of the deferred tax asset and liability balances.

NOTE 5:  ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

January 31,                                               1996          1995
----------------------------------------------------------------------------
Customers                                             $903,496      $678,673
Other                                                   19,824        20,176
Allowance for doubtful accounts                        (29,393)      (22,958)
                                                      ----------------------
Accounts receivable, net                              $893,927      $675,891
                                                      ======================

Credit risk with respect to accounts receivable is concentrated in the geographic regions in which the Company operates stores. At January 31, 1996 and 1995, approximately 50% of the Company's receivables were concentrated in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

Bad debt expense totaled $39,589, $20,219 and $25,713 in 1995, 1994, and 1993.





















                                     Nordstrom, Inc. and Subsidiaries  Page 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:  PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment consist of the following (at cost):

January 31,                                               1996          1995
----------------------------------------------------------------------------
Land and land improvements                          $   42,814    $   42,355
Buildings                                              448,596       423,342
Leasehold improvements                                 642,295       550,412
Store fixtures and equipment                           672,887       565,605
                                                    ------------------------
                                                    $1,806,592    $1,581,714
Less accumulated depreciation
  and amortization                                    (838,812)     (746,712)
                                                    ------------------------
                                                       967,780       835,002
Construction in progress                               135,518       149,193
                                                    ------------------------
Property, buildings and
  equipment, net                                    $1,103,298    $  984,195
                                                    ========================

At January 31, 1996 the Company has contractual commitments of approximately $52,745 for construction of new stores.

At January 31, 1996, the net book value of property located in California is approximately $320,265. The Company does not carry earthquake insurance in California because of its high cost.

NOTE 7:  NOTES PAYABLE

A summary of notes payable is as follows:

Year ended January 31,                      1996          1995          1994
----------------------------------------------------------------------------
Average daily short-term borrowings     $173,343      $106,092      $ 76,779
Maximum amount outstanding               303,072       209,605       117,023
Weighted average interest rate:
  During the year                           5.9%          4.9%          3.1%
  At year-end                               5.5%          6.0%          3.1%

At January 31, 1996, Nordstrom Credit, Inc. has an unsecured line of credit with a group of commercial banks totaling $300,000 which is available as liquidity support for short-term debt, and expires in June 2000. Nordstrom Credit, Inc. pays commitment fees for the line in lieu of compensating balance requirements.

The carrying amount of notes payable approximates fair value because of the short maturity of these instruments.

NOTE 8:  LONG-TERM DEBT

A summary of long-term debt is as follows:

January 31,                                               1996          1995
----------------------------------------------------------------------------
Senior notes, 8.875%, due 1998                        $ 50,000      $100,000
Medium-term notes,
  Nordstrom Credit, Inc.,
  7.83%-9.6%, due 1996-2001                            226,000       209,000
Notes payable,
  Nordstrom Credit, Inc.,
  6.7%, due 2005                                       100,000             -
Sinking fund debentures,
  Nordstrom Credit, Inc.,
  9.375%, due 2016, payable in
  annual installments of $3,750
  beginning in 1997                                     43,100        43,100
Other                                                   20,843        21,810
                                                      ----------------------
Total long-term debt                                   439,943       373,910
Less current portion                                   (74,210)      (75,967)
                                                      ----------------------
Total due beyond one year                             $365,733      $297,943
                                                      ======================

The senior note agreements contain restrictive covenants which, among other things, restrict dividends to shareholders to a formula amount. At
January 31, 1996, approximately $722,580 of retained earnings is not restricted.

Aggregate principal payments on long-term debt are as follows: 1996-$74,210; 1997-$55,053; 1998-$105,183; 1999-$5,076; and 2000-$47,023.

The fair value of long-term debt, estimated using quoted market prices of the same or similar issues with the same remaining maturity, is approximately $478,000 and $381,000 at January 31, 1996 and 1995.

In February 1996, the Company prepaid $43,100 of Nordstrom Credit, Inc. sinking fund debentures at a premium of $1,965.






















Page 22  Nordstrom, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:  LEASES

The Company leases land, buildings and equipment under noncancelable lease agreements with expiration dates ranging from 1996 to 2080. Certain of the leases include renewal provisions at the Company's option. Most of the leases provide for additional rentals based upon specific percentages of sales and require the Company to pay for certain other costs.

Future minimum lease payments as of January 31, 1996 are as follows:
1996-$27,857; 1997-$26,997; 1998-$27,210; 1999-$26,713; 2000-$25,271; and
thereafter-$212,787.

The following is a schedule of rent expense:

Year ended January 31,                      1996          1995          1994
----------------------------------------------------------------------------
Minimum rent:
  Store locations                        $15,864       $16,022       $14,899
  Office, warehouses and equipment        17,309        18,336        19,390
Contingent rent:
  Store location percentage rent          13,741        14,078        13,964
  Common area costs, taxes and other       9,831         9,032         8,692
                                         -----------------------------------
Total rent expense                       $56,745       $57,468       $56,945
                                         ===================================

NOTE 10:  STOCK OPTIONS

The Company provides a stock option plan for certain key employees. Options are issued at market value on the date of grant and become exercisable over a four-year period. The number of shares reserved for future stock option grants is 489,750.

The Company currently follows the provisions of Accounting Principles Board
(APB) Opinion No. 25, under which no recognition of expense is required in accounting for its stock options. In October 1995, the Financial Accounting Standards Board issued Statement No. 123, which allows the Company to elect to continue to follow the recognition and measurement provisions of APB Opinion No. 25, provided that it makes certain additional footnote disclosures. The Company intends to make this election; therefore, adoption of Statement No. 123 in 1996 will require additional footnote disclosures, but will not result in additional expense recognition.

(Note 10 continued)

A summary of stock option activity follows:

                                                          Range of prices
                                            Shares              per share
-------------------------------------------------------------------------
Outstanding,
    February 1, 1993                     1,444,357                 $ 7-43
  Granted                                  450,950                  28-36
  Exercised                                (81,410)                  7-33
  Cancelled                                (81,433)                 22-43
                                         --------------------------------
Outstanding,
    January 31, 1994                     1,732,464                   7-43
  Granted                                  345,770                  44-48
  Exercised                               (182,662)                  7-43
  Cancelled                                (17,322)                 22-44
                                         --------------------------------
Outstanding,
    January 31, 1995                     1,878,250                  13-48
  Granted                                  419,080                  39-42
  Exercised                               (154,366)                 13-36
  Cancelled                                (41,625)                 28-48
                                         --------------------------------
Outstanding,
    January 31, 1996                     2,101,339                 $22-48
                                         ================================
Exercisable,
    January 31, 1996                     1,139,638                 $22-48
                                         ================================

NOTE 11:  SUPPLEMENTARY CASH FLOW INFORMATION

Supplementary cash flow information includes the following:

Year ended January 31,                      1996          1995          1994
----------------------------------------------------------------------------
Cash paid during the year for:
  Interest (net of capitalized
    interest)                           $ 42,248      $ 34,520       $41,122
  Income taxes                           121,212       146,590        86,485
















                                     Nordstrom, Inc. and Subsidiaries  Page 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:  CREDIT CARD AND FINANCING SUBSIDIARIES

Nordstrom National Credit Bank (the Bank), a wholly owned subsidiary of the Company, issues a credit card for use in Company stores, and in 1994 introduced a VISA card. Nordstrom Credit, Inc., also a wholly owned subsidiary, finances all receivables generated through the use of these credit cards. Servicing of the receivables is performed by the Bank. At January 31, 1996 and 1995, net VISA receivables total $204,736 and $85,211.

Condensed combined financial information of these subsidiaries is as follows:

Year ended January 31,                      1996          1995          1994
----------------------------------------------------------------------------
Service charge income                   $122,973      $ 92,591       $91,026
Other income                              14,799        12,525         5,086
                                        ------------------------------------
  Total revenue                         $137,772      $105,116       $96,112
                                        ====================================
Net earnings                            $ 23,835      $ 23,019       $22,209
                                        ====================================

January 31,                                               1996          1995
----------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                           $ 23,190      $ 24,286
  Accounts receivable, net                             873,893       655,427
  Other assets                                           8,126         7,650
                                                      ----------------------
Total assets                                          $905,209      $687,363
                                                      ======================


Liabilities and investment of Nordstrom, Inc.:
  Notes payable:
    Nordstrom, Inc.                                   $ 86,000      $148,000
    Other                                              232,501        87,388
  Accounts payable and
    accrued liabilities                                 14,988        21,091
  Long-term debt                                       369,100       252,100
  Investment of Nordstrom, Inc.                        202,620       178,784
                                                      ----------------------
Total liabilities and investment
  of Nordstrom, Inc.                                  $905,209      $687,363
                                                      ======================

NOTE 13:  SELECTED QUARTERLY DATA (UNAUDITED)

Year ended January 31, 1996  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter      Total
------------------------------------------------------------------------------------------
Net sales                       $815,598   $1,149,239     $906,848   $1,241,832 $4,113,517
Gross profit                     261,864      369,455      294,564      381,384  1,307,267
Earnings before income taxes      45,677       89,065       48,542       89,028    272,312
Net earnings                      27,677       53,865       29,442       54,128    165,112
Earnings per share                   .34          .65          .36          .67       2.02
Dividends per share                0.125        0.125        0.125        0.125       0.50

Year ended January 31, 1995  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter      Total
------------------------------------------------------------------------------------------
Net sales                       $762,062   $1,079,501     $861,968   $1,190,947 $3,894,478
Gross profit                     251,927      355,841      292,656      394,501  1,294,925
Earnings before income taxes      52,773      104,223       63,079      115,483    335,558
Net earnings                      31,973       63,023       38,079       69,883    202,958
Earnings per share                   .39          .77          .46          .85       2.47
Dividends per share                 .085          .10          .10          .10       .385










































Page 24  Nordstrom, Inc. and Subsidiaries

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



John A. Goesling
Executive Vice President and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries as of January 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1996, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Seattle, Washington; March 8, 1996


































                                     Nordstrom, Inc. and Subsidiaries  Page 25

TEN YEAR STATISTICAL SUMMARY

Dollars in thousands except square footage and per share amounts

Year ended January 31,           1996        1995        1994        1993        1992        1991
-------------------------------------------------------------------------------------------------
Financial Position
  Customer accounts
    receivable, net        $  874,103  $  655,715  $  565,151  $  584,379  $  585,490  $  558,573
  Merchandise inventories     626,303     627,930     585,602     536,739     506,632     448,344
  Current assets            1,612,776   1,397,713   1,314,914   1,219,844   1,177,638   1,090,379
  Current liabilities         832,313     690,454     627,485     511,196     553,903     551,835
  Working capital             780,463     707,259     687,429     708,648     623,735     538,544
  Working capital ratio          1.94        2.02        2.10        2.39        2.13        1.98
  Property, buildings and
    equipment, net          1,103,298     984,195     845,596     824,142     856,404     806,191
  Long-term debt              439,943     373,910     438,574     481,945     511,000     489,172
  Debt/capital ratio            32.09       25.56       29.11       33.09       40.74       43.59
  Shareholders' Equity      1,422,972   1,343,800   1,166,504   1,052,031     939,231     826,410
  Shares outstanding       81,113,144  82,244,098  82,059,128  81,974,797  81,844,227  81,737,910
  Book value per share          17.54       16.34       14.22       12.83       11.48       10.11
  Total assets              2,732,619   2,396,783   2,177,481   2,053,170   2,041,875   1,902,589

Operations
  Net sales                 4,113,517   3,894,478   3,589,938   3,421,979   3,179,820   2,893,904
  Costs and expenses:
    Cost of sales and
      related buying and
      occupancy             2,806,250   2,599,553   2,469,304   2,339,107   2,169,437   2,000,250
    Selling, general and
      administrative        1,120,790   1,023,347     940,579     902,083     831,505     747,770
    Interest, net              39,295      30,664      37,646      44,810      49,106      52,228
    Service charge income
      and other, net         (125,130)    (94,644)    (88,509)    (86,140)    (87,443)    (84,660)
  Total costs and expenses  3,841,205   3,558,920   3,359,020   3,199,860   2,962,605   2,715,588
  Earnings before income
    taxes                     272,312     335,558     230,918     222,119     217,215     178,316
  Income taxes                107,200     132,600      90,500      85,500      81,400      62,500
  Net earnings                165,112     202,958     140,418     136,619     135,815     115,816
  Earnings per share             2.02        2.47        1.71        1.67        1.66        1.42
  Dividends per share             .50        .385         .34         .32         .31         .30
  Net earnings as a percent
    of net sales                 4.01%       5.21%       3.91%       3.99%       4.27%       4.00%
  Return on average
    shareholders' equity        11.94%      16.17%      12.66%      13.72%      15.38%      14.85%
  Sales per square foot
    for Company-operated
    stores                        382         395         383         381         388         391

Stores and Facilities
  Company-operated stores          78          76          74          72          68          63
  Total square footage     10,713,000   9,998,000   9,282,000   9,224,000   8,590,000   7,655,000

















Page 26  Nordstrom, Inc.  and Subsidiaries

Dollars in thousands except square footage and per share amounts

Year ended January 31,           1990        1989        1988        1987
-------------------------------------------------------------------------
Financial Position
  Customer accounts
    receivable, net        $  519,656  $  465,929  $  391,387  $  344,045
  Merchandise inventories     419,976     403,795     312,696     257,334
  Current assets            1,011,148     913,986     730,182     645,326
  Current liabilities         489,888     448,165     394,699     324,697
  Working capital             521,260     465,821     335,483     320,629
  Working capital ratio          2.06        2.04        1.85        1.99
  Property, buildings and
    equipment, net            691,937     594,038     502,661     424,228
  Long-term debt              468,412     389,216     260,343     271,054
  Debt/capital ratio            43.78       43.12       39.57       41.57
  Shareholders' Equity        733,250     639,941     533,209     451,196
  Shares outstanding       81,584,710  81,465,027  81,371,106  80,981,722
  Book value per share           8.99        7.86        6.55        5.57
  Total assets              1,707,420   1,511,703   1,234,267   1,071,124

Operations
  Net sales                 2,671,114   2,327,946   1,920,231   1,629,918
  Costs and expenses:
    Cost of sales and
      related buying and
      occupancy             1,829,383   1,563,832   1,300,720   1,095,584
    Selling, general and
      administrative          669,159     582,973     477,488     408,664
    Interest, net              49,121      39,977      32,952      34,910
    Service charge income
      and other, net          (55,958)    (57,268)    (53,662)    (49,479)
  Total costs and expenses  2,491,705   2,129,514   1,757,498   1,489,679
  Earnings before income
    taxes                     179,409     198,432     162,733     140,239
  Income taxes                 64,500      75,100      70,000      67,300
  Net earnings                114,909     123,332      92,733      72,939
  Earnings per share             1.41        1.51        1.13         .91
  Dividends per share             .28         .22         .18         .13
  Net earnings as a percent
    of net sales                 4.30%       5.30%       4.83%       4.48%
  Return on average
    shareholders' equity        16.74%      21.03%      18.84%      19.06%
  Sales per square foot
    for Company-operated
    stores                        398         380         349         322

Stores and Facilities
  Company-operated stores          59          58          56          53
  Total square footage      6,898,000   6,374,000   5,527,000   5,098,000
















                                     Nordstrom, Inc. and Subsidiaries  Page 27

RETAIL STORE FACILITIES

The following table sets forth certain information with respect to each of the stores operated by the Company. The Company also operates leased shoe departments in 12 department stores in Hawaii and Guam. In addition, the Company operates seven distribution centers and leases other space for administrative functions.

                                         Present                                               Present
                    Year opened      total store                          Year opened      total store
Location            or acquired     area/sq. ft.    Location              or acquired     area/sq. ft.
------------------------------------------------    --------------------------------------------------
WASHINGTON GROUP                                    NORTHERN CALIFORNIA GROUP
Downtown Seattle(1)        1963          245,000    Hillsdale Shopping Center    1982          149,000
Northgate Mall             1965          122,000    Broadway Plaza               1984          193,000
Tacoma Mall                1966          134,000    Stanford Shopping Center     1984          187,000
Bellevue Square            1967          285,000    The Village at Corte Madera  1985          116,000
Southcenter Mall           1968          170,000    Valley Fair                  1987          165,000
Yakima                     1972           44,000    280 Metro Center Rack        1987           31,000
Spokane                    1974          121,000    Stonestown Galleria          1988          174,000
Alderwood Mall             1979          127,000    Downtown San Francisco       1988          350,000
Alderwood Rack             1985           25,000    Arden Fair                   1989          190,000
Downtown Seattle Rack      1987           42,000    Stoneridge Mall              1990          173,000
Bellis Fair Rack           1990           20,000    Marina Square Rack           1990           44,000
SuperMall Rack             1995           48,000
                                                    UTAH GROUP
OREGON GROUP                                        Crossroads Plaza             1980          140,000
Lloyd Center               1963          150,000    Fashion Place Mall           1981          110,000
Downtown Portland          1966          174,000    Ogden City Mall              1982           76,000
Washington Square          1974          189,000    Sugarhouse Center Rack       1991           31,000
Vancouver Mall             1977           71,000
Salem Centre               1980           71,000    CAPITAL GROUP
Clackamas Town Center      1981          121,000    Tysons Corner Center         1988          253,000
Clackamas Rack             1983           28,000    The Fashion Centre at
Downtown Portland Rack     1986           19,000      Pentagon City              1989          241,000
                                                    Potomac Mills Rack           1990           46,000
SOUTHERN CALIFORNIA GROUP                           Montgomery Mall              1991          225,000
South Coast Plaza          1978          235,000    City Place Rack              1992           37,000
Brea Mall                  1979          195,000    Towson Town Center           1992          205,000
Los Cerritos Center        1981          122,000    Towson Rack                  1992           31,000
Fashion Valley Mall        1981          156,000    Franklin Mills Factory
Glendale Galleria          1983          147,000      Direct                     1993           43,000
Santa Ana Rack             1983           22,000    Annapolis Mall               1994          162,000
Topanga Plaza              1984          154,000
University Towne Centre    1984          130,000    NORTHEAST GROUP
Woodland Hills Rack        1984           48,000    Garden State Plaza           1990          272,000
The Galleria at South Bay  1985          161,000    Menlo Park Mall              1991          266,000
Westside Pavilion          1985          150,000    Freehold Raceway Mall        1992          174,000
Horton Plaza               1985          151,000    Faconnable                   1993           10,000
Mission Valley Rack        1985           27,000    The Westchester              1995          219,000
Montclair Plaza            1986          133,000    The Mall at Short Hills      1995          188,000
North County Fair          1986          156,000
MainPlace Mall             1987          169,000    MIDWEST GROUP
Chino Town Square Rack     1987           30,000    Oakbrook Center              1991          249,000
Paseo Nuevo                1990          186,000    Mall of America              1992          240,000
The Galleria at Tyler      1991          164,000    Woodfield Rack               1994           45,000
Santa Anita                1994          151,000    Old Orchard                  1994          209,000
                                                    Woodfield Shopping Center    1995          215,000
ALASKA GROUP                                        Circle Centre Mall           1995          216,000
Anchorage                  1975           97,000
                                                    CLEARANCE STORES
                                                    Arizona                                     48,000

(1) Excludes approximately 23,000 square feet of corporate and administrative offices.



Page 30  Nordstrom, Inc. and Subsidiaries

NORDSTROM, INC. AND SUBSIDIARIES


Appendix

Graph                                                                   Page
--------------------------------------------
Net Sales                                                                 3

Net Earnings                                                              3

Percentage of 1995 Sales by Merchandise Category                         12

Investing and Operating Cash Flows                                       14

Square Footage by Market Area at end of 1995                             15