Form 10-K, Exhibit 13
period 1997-01-31
NORDSTROM INC
filed 1997-03-31
CIK 72333

EXHIBIT 13.1
PORTIONS OF THE 1996 ANNUAL REPORT TO SHAREHOLDERS


FINANCIAL HIGHLIGHTS

Dollars in thousands except per share amounts
                            Fiscal Year 1996     Fiscal Year 1995     % Change
                            --------------------------------------------------
Net sales                         $4,453,063           $4,113,517         +8.3
Earnings before income taxes         243,505              272,312        -10.6
Net earnings                         147,505              165,112        -10.7
Net earnings per share                  1.82                 2.02         -9.9
Cash dividends paid per share           .500                 .500          0.0


STOCK TRADING

                            Fiscal Year 1996               Fiscal Year 1995
                            -----------------------------------------------
                             High       Low                 High       Low
First Quarter                50 7/8     39 1/4              45 1/4     36 1/4
Second Quarter               52 7/8     39 1/4              44 3/4     35
Third Quarter                42 3/8     35 1/2              43         36 5/8
Fourth Quarter               44         35 7/16             43 3/8     37

Nordstrom, Inc. common stock is traded over-the-counter and quoted daily in leading financial publications. NASDAQ Symbol -- Nobe.


Graph - Net Sales
The vertical bar graph compares net sales for the past ten years. Beginning with the oldest fiscal year on the left, net sales (dollars are in millions) were as follows: 1987-$1,920; 1988-$2,328; 1989-$2,671; 1990-$2,894;
1991-$3,180; 1992-$3,422; 1993-$3,590; 1994-$3,894; 1995-$4,114; and 1996-
$4,453.


Graph - Net Earnings
The vertical bar graph compares net earnings for the past ten years. Beginning with the oldest fiscal year on the left, net earnings (dollars in millions) were as follows: 1987-$92.7; 1988-$123.3; 1989-$114.9; 1990-$115.8
1991-$135.8; 1992-$136.6; 1993-$140.4; 1994-$203.0; 1995-$165.1; and 1996-
$147.5.














                                     Nordstrom, Inc. and Subsidiaries  Page 3

MESSAGE TO OUR SHAREHOLDERS

The past year has been full of ambitious change and exciting growth for Nordstrom. We opened new stores in Philadelphia, Dallas, Detroit, and Denver, each generating strong sales volume. Nordstrom achieved an 8.3 percent sales volume increase to a record $4.5 billion, although net income declined 10.7 percent to $147.5 million. While we did see a modest increase in sales, it came primarily from store expansion. Needless to say, we are disappointed with lower net income.

A strategic reorganization of some of our women's apparel divisions brought higher-than-average markdowns that, combined with other factors including a disappointing holiday season, contributed to lower earnings. While we may have underestimated the downward impact that the merchandise reorganization would have on our financial results, we believe our women's apparel areas are now better positioned for future growth.

In addition to our new full-line Nordstrom stores, the Rack Division opened its second Midwest location in Northbrook Court on the North Shore of Chicago.
This brings our total number of full-line stores to 62 and Rack/clearance stores to 20. The additional 1,041,000 square feet brings the company total to 11,754,000.

The Direct Sales Catalog Division continues to grow at a brisk pace. Operating performance was dramatically improved over the previous year. Additionally, we broke ground on a state-of-the-art fulfillment center in Cedar Rapids, Iowa. The center will not only better serve our mail order customers, but will allow room for further growth. We intend to have the first catalog filled and delivered through this facility in late summer 1997.

This year, even more opportunity awaits us with new stores opening in Cleveland, Long Island and Hartford-significant markets for us. In 1998 and beyond, we are preparing to add stores in existing regions and expand into other excellent new markets. Some of these include Atlanta, Georgia; Overland Park, Kansas; Scottsdale, Arizona; Honolulu, Hawaii; Providence, Rhode Island; and a new flagship store in downtown Seattle, Washington.

With continued store expansion and a focused effort to improve results at existing stores, our goal is to increase earnings and build value for our shareholders. As we look to the future, we do so with confidence. Our strength has always been -- and continues to be -- not just the quality of our merchandise, but the quality of our people.


John Whitacre



















Page 4  Nordstrom, Inc. and Subsidiaries

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis gives a detailed review of the past three years, in addition to information on future commitments and trends. Some of the information in this annual report, including anticipated store openings, planned capital expenditures and trends in company operations are forward looking statements which are subject to risks and uncertainties. Actual future results and trends may differ materially depending upon a variety of factors, including but not limited to, the Company's ability to predict fashion trends, consumer apparel buying patterns, the Company's ability to control costs and expenses, trends in personal bankruptcies and bad debt write-offs, employee relations, adverse weather conditions and other hazards of nature such as earthquakes and floods, the Company's ability to continue its expansion plans, and the impact of competitive market factors. This discussion and analysis should be read in conjunction with the basic consolidated financial statements and the Ten-Year Statistical Summary.

Sales

Sales have increased to record levels in each of the past three years. The percentage change by year is as follows:

Fiscal Year                                  1996           1995           1994
-------------------------------------------------------------------------------
Sales in comparable stores
  (open at least fourteen months)            0.6%          (0.7%)          4.4%
Sales in new stores                          7.0%           5.2%           3.3%
Direct sales catalog                         0.7%           1.1%           0.8%
                                            -----           ----           ----
Total percentage increase                    8.3%           5.6%           8.5%
                                            =====           ====           ====

After a healthy gain in comparable store sales in 1994, sales in comparable stores have changed only slightly in the last two years. In 1995, the Company experienced declining demand for apparel in general, as well as sales decreases at several stores in the Company's Chicago and New Jersey markets resulting from new store openings in those markets. In mid-1996, the Company changed the merchandise mix in most of its women's apparel departments in response to changing customer profiles and vendor product offerings. While management believes these changes will better position our women's apparel departments for future growth, they resulted in sales decreases in many of the departments. These decreases offset increases in other areas of business. In addition, in the fourth quarter, portions of the Company's holiday merchandising strategy were not executed as well as planned. The Company is continuing to evaluate its merchandise mix to meet customers' changing needs and increase sales.

Sales in new stores includes sales from stores open less than fifteen months. The Company has continued to expand its store base over the past several years with new store openings. These new stores are generally not as productive as the Company's average store because customer base and traffic patterns are developed over time. As a result, sales growth from these new stores does not match the increase in average square footage over the past several years.

The direct sales catalog division, which started in 1994, continues to grow rapidly with sales of $103 million in 1996.

Although the Company's average price point has increased over the past several years, this has been due to changes in the merchandise mix. There has been little, if any, inflation in overall merchandise prices during the past several years.

Page 10  Nordstrom, Inc. and Subsidiaries

MANAGEMENT DISCUSSION AND ANALYSIS

Graph - Percentage of 1996 Sales by Merchandise Category
The pie chart depicts each merchandise category and its percent of total sales. Clockwise: Shoes - 20%; Men's Apparel and Furnishings - 18%; Women's Accessories - 20%; Children's Apparel and Accessories - 4%; Women's Apparel - 35%; and Other - 3%. The caption below the graph reads, "Sales by major merchandise category have changed only slightly over the past several years."

Costs and Expenses

As a result of increased sales, the total amount of costs and expenses has increased in each year. As a percentage of sales, total costs and expenses were 91.4% in 1994, 93.4% in 1995, and 94.5% for 1996. Unless otherwise indicated, the changes discussed below are stated as a percentage of sales as shown on page 14.

Cost of sales and related buying and occupancy costs fluctuate as a percentage of sales primarily because of changes in the cost of sales component. With changes in merchandise styles and selections, cost of sales, and therefore the merchandise gross margin, can fluctuate up and down from year to year. During 1994, the merchandise margin improved dramatically because of higher than anticipated sales increases and implementation of part of the Company's new inventory management system. Nearly all categories of merchandise had higher margins, but women's apparel showed the greatest improvement following the low level in 1993. In 1995, the merchandise gross margin decreased because excess inventory levels led to higher markdowns as sales did not meet expectations. Merchandise margins decreased again in 1996 due to higher markdowns which resulted from the merchandise changes in the Company's women's apparel departments discussed earlier, a lower markup, and sales that were below expectations. Buying costs increased both in 1994 and 1995 as the Company spent more to develop its own merchandise brands and to develop and implement a new inventory management system. Occupancy costs increased in 1995 and 1996 as a result of new store openings and remodeling of older stores.

Selling, general and administrative expenses increased in both 1995 and 1996 for several reasons. In 1995, expenses in comparable stores continued to increase while sales declined. In addition, bad debts increased as a result of the growth of the Company's VISA credit card program, and the direct sales catalog division continued to incur high operating costs. In 1996, selling, general and administrative expenses increased primarily because of higher bad debts. Rising consumer debt levels have led to higher charge-offs on the Company's credit card balances, particularly from personal bankruptcies. Improvements in the operating costs of the direct sales catalog division were offset by rising expenses in stores.

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








                                     Nordstrom, Inc. and Subsidiaries  Page 11

MANAGEMENT DISCUSSION AND ANALYSIS

Liquidity and Capital Resources

Net cash used in investing activities exceeded net cash provided by operating activities in 1994 and 1995 as the Company increased its spending on new store construction and its investment in customer accounts receivable. In 1996, net cash provided exceeded net cash used as the growth of credit card receivables slowed dramatically.

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

Fiscal Year                                    1996           1995           1994
---------------------------------------------------------------------------------
Operating working capital (in thousands)   $939,204     $1,068,923       $843,924
Percentage change from prior year            (12.1%)         26.7%          13.3%
Net sales/average operating
  working capital                               4.4            4.3            4.9


In 1994, customer accounts receivable
increased because the Company commenced its own Visa credit card program. The increase in customer accounts receivable along with higher merchandise inventories caused operating working capital to increase. In 1995, the Company increased its investment in customer accounts receivable through continued promotion of its Visa card program and by reducing the minimum payment on its proprietary credit card. This caused operating working capital to increase at a significantly greater rate than sales.

During 1996, the Company's proprietary credit card balances did not increase because of continuing competition from third-party cards. The Company also reduced its efforts to promote its VISA credit card because of concerns about rising charge-offs. In addition, in 1996 the Company securitized its VISA credit card portfolio, as described more fully in Notes 5 and 12 to the accompanying financial statements. These factors together resulted in a decrease in operating working capital for the year.

Graph - Investing and Operating Cash Flows
The vertical bar graph compares cash provided by operating activities and cash used in investing activities for each year, for the past ten years. Dollars are in millions.

                   Cash used       Cash provided
                 in investing       by operating
Year              activities         activities
----             ------------      -------------
1987                   $128.3             $ 87.7
1988                   $153.4             $ 46.0
1989                   $168.7             $122.2
1990                   $200.7             $148.1
1991                   $147.2             $154.0
1992                   $ 71.9             $235.6
1993                   $132.7             $262.1
1994                   $246.9             $231.8
1995                   $254.0             $121.9
1996                   $206.1             $248.9





Page 12  Nordstrom, Inc. and Subsidiaries

MANAGEMENT DISCUSSION AND ANALYSIS

The Company has spent approximately $730 million during the last three years to add new stores and facilities and to improve existing stores and facilities. Over 2.4 million square feet of selling space has been added during this time period, representing an increase of 27%. Most of the new stores have been constructed by the Company on land that it owns or leases under long-term agreements, thus providing a strong basis for future operations.

The Company plans to spend approximately $900 million on capital projects during the next three years, with approximately $250 million allocated to the refurbishment of existing stores. Although the Company has made commitments for stores to be opening in 1997 and beyond, it is possible that some stores may not be opened as scheduled because of environmental and land use regulations and the difficulties encountered by shopping center developers in securing financing. Management believes that the Company's current financial strength provides the resources necessary to maintain its existing stores and the flexibility to take advantage of new store opportunities.

In view of the decrease in the Company's debt to capital ratio that occurred over time, the Board of Directors approved $100 million common stock repurchase programs in each of May 1995, November 1996 and February 1997. Through the end of 1996, the Company spent $121 million to repurchase 3,138,375 outstanding shares of its common stock under these programs. Management expects to complete the second program, and depending upon the price of the Company's shares and operating results, begin the third program in 1997.

The anticipated growth of the Company's operations will require some external capital in the next three years. Nordstrom Credit, Inc. anticipates filing a shelf registration statement to register up to $250 million in debt securities in the first quarter of 1997. Management believes, however, that the expansion of the Company's operations over the next several years will not increase its debt to capital percentage. Management and the Board of Directors will continue to evaluate the prospects for future share repurchases.

Graph - Square Footage by Market Area at end of 1996
The pie chart shows the percent of total square feet in each region and also gives the number of square feet for that region. Clockwise: Washington, 11.8%, 1,383,000; Other, 1.2%, 145,000; Midwest, 12.5%, 1,472,000; Oregon,
7.0%, 823,000; Utah/Colorado, 5.1%, 602,000; Southern California, 22.9%,
2,688,000; Northern California, 15.1%, 1,772,000; Capital, 12.6%, 1,481,000;
Southwest, 2.1%, 249,000; and Northeast, 9.7%, 1,139,000.










                                     Nordstrom, Inc. and Subsidiaries  Page 13

CONSOLIDATED STATEMENTS OF EARNINGS

Dollars in thousands except per share amounts

                                            % of                % of
Year ended January 31,               1997                1996   sales        1995   sales
-------------------------------------------------------------------------------------------
Net Sales                      $4,453,063   100.0  $4,113,517   100.0  $3,894,478   100.0
                               ----------------------------------------

Costs and Expenses:

  Cost of sales and related
    buying and occupancy        3,082,037    69.2   2,806,250    68.2   2,599,553    66.7

  Selling, general and
    administrative              1,217,590    27.3   1,120,790    27.2   1,023,347    26.3

  Interest, net                    39,400      .9      39,295     1.0      30,664      .8

  Service charge income
    and other, net               (129,469)   (2.9)   (125,130)   (3.0)    (94,644)   (2.4)

                               ----------------------------------------------------------
Total Costs and Expenses        4,209,558    94.5   3,841,205    93.4   3,558,920    91.4
                               ----------------------------------------------------------
Earnings before income taxes      243,505     5.5     272,312     6.6     335,558     8.6
Income taxes                       96,000     2.2     107,200     2.6     132,600     3.4
                               ----------------------------------------------------------
Net Earnings                   $  147,505     3.3  $  165,112     4.0  $  202,958     5.2
                               ==========================================================

Net Earnings per share              $1.82               $2.02               $2.47
                               ==========================================================

Cash dividends paid per share        $.50                $.50               $.385
                               ==========================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


















Page 14  Nordstrom, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

Dollars in thousands
January 31,                                        1997                     1996
--------------------------------------------------------------------------------
Assets

Current Assets:

  Cash and cash equivalents                  $   28,284               $   24,517
  Accounts receivable, net                      714,589                  893,927
  Merchandise inventories                       719,919                  626,303
  Prepaid income taxes and other                 69,607                   68,029
                                             -----------------------------------
Total Current Assets                          1,532,399                1,612,776

Property, buildings and equipment, net        1,152,454                1,103,298
Other assets                                     17,654                   16,545
                                             -----------------------------------
Total Assets                                 $2,702,507               $2,732,619
                                             ===================================



Liabilities and Shareholders' Equity

Current Liabilities:

  Notes payable                              $  163,770               $  232,501
  Accounts payable                              310,430                  277,584
  Accrued salaries, wages, and taxes            192,750                  185,540
  Accrued expenses                               56,080                   47,834
  Accrued income taxes                           13,045                   14,644
  Current portion of long-term debt              51,302                   74,210
                                             -----------------------------------
Total Current Liabilities                       787,377                  832,313

Long-term debt                                  329,330                  365,733
Deferred lease credits and other
  deferred items                                112,608                  111,601
Shareholders' Equity                          1,473,192                1,422,972
                                             -----------------------------------
Total Liabilities and Shareholders' Equity   $2,702,507               $2,732,619
                                             ===================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.











                                     Nordstrom, Inc. and Subsidiaries  Page 15

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Dollars in thousands except per share amounts
Year ended January 31,                            1997          1996          1995
----------------------------------------------------------------------------------
Common Stock

Authorized 250,000,000 shares; issued and
  outstanding 79,634,977, 81,113,144 and
  82,244,098 shares
Balance at beginning of year                $  168,440    $  163,334    $  157,374
Issuance of common stock                        14,958         5,106         5,960
                                            --------------------------------------
Balance at end of year                         183,398       168,440       163,334
                                            --------------------------------------


Retained Earnings

Balance at beginning of year                 1,254,532     1,180,466     1,009,130
Net earnings                                   147,505       165,112       202,958
Cash dividends paid ($.50, $.50, and $.385
  per share)                                   (40,472)      (41,001)      (31,622)
Purchase and retirement of common stock        (71,771)      (50,045)            -
                                            --------------------------------------
Balance at end of year                       1,289,794     1,254,532     1,180,466
                                            --------------------------------------
Total Shareholders' Equity                  $1,473,192    $1,422,972    $1,343,800
                                            ======================================


The accompany Notes to Consolidated Financial Statements are an integral part of these statements.


























Page 16  Nordstrom, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dollars in thousands
Year ended January 31,                               1997            1996            1995
-----------------------------------------------------------------------------------------
Operating Activities

Net earnings                                     $147,505        $165,112        $202,958
Adjustments to reconcile net earnings
  to net cash provided by operating
  activities:
    Depreciation and amortization                 156,122         134,347         110,789
    Change in:
      Accounts receivable, net                     (7,262)       (218,036)        (89,450)
      Merchandise inventories                     (93,616)          1,627         (42,328)
      Prepaid income taxes and other               (1,578)         (6,634)         (9,746)
      Accounts payable                             32,846           4,500           9,029
      Accrued salaries, wages, and taxes            7,210          (4,961)         33,554
      Accrued expenses                              8,246           6,844           4,996
      Income tax liabilities                      (12,216)        (12,621)         (4,518)
      Deferred lease credits                       11,624          51,756          16,558
                                                 ----------------------------------------
Net cash provided by operating activities         248,881         121,934         231,842
                                                 ----------------------------------------

Investing Activities

Additions to property, buildings and
  equipment, net                                 (204,278)       (252,876)       (248,608)
Other, net                                         (1,838)         (1,103)          1,660
                                                 ----------------------------------------
Net cash used in investing activities            (206,116)       (253,979)       (246,948)
                                                 ----------------------------------------

Financing Activities

Proceeds from accounts receivable
  securitization                                  186,660               -               -
(Decrease) increase in notes payable              (68,731)        145,113          47,051
Proceeds from issuance of long-term debt           57,729         140,859          49,656
Principal payments on long-term debt             (117,311)        (75,967)       (114,664)
Proceeds from issuance of common stock             14,958           5,106           5,960
Cash dividends paid                               (40,472)        (41,001)        (31,622)
Purchase and retirement of common stock           (71,771)        (50,045)              -
                                                 ----------------------------------------
Net cash (used in) provided by financing
  activities                                      (38,998)        124,065         (43,619)
                                                 ----------------------------------------
Net increase (decrease) in cash
  and cash equivalents                              3,767          (7,980)        (58,725)
Cash and cash equivalents at beginning of year     24,517          32,497          91,222
                                                 ----------------------------------------
Cash and cash equivalents at end of year         $ 28,284        $ 24,517        $ 32,497
                                                 ========================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                                     Nordstrom, Inc. and Subsidiaries  Page 17`

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dollars in thousands except per share amounts

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company: Nordstrom, Inc. is a fashion specialty retailer offering a wide selection of high quality apparel, shoes and accessories for women, men and children, principally through 62 large specialty stores and 20 clearance stores. All of the Company's stores are located in the United States, with approximately 40% of its retail square footage located in the state of California.

The Company purchases a significant percentage of its merchandise from foreign countries, principally from the Far East. Any event causing a disruption in imports from the Far East could have a material adverse impact on the Company's operations. In connection with the purchase of foreign merchandise, the Company has outstanding letters of credit totaling $55,183 at January 31, 1997.

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

Earnings per Share: Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. Average shares outstanding were 80,848,984, 81,919,625, and 82,144,079 in 1996, 1995 and 1994.

Cash Equivalents: The Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

Customer Accounts Receivable: In accordance with trade practices, installments maturing in more than one year or deferred payment accounts receivable are included in current assets.

Cash Management: The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 1997 and 1996 include $14,414 and $16,760 of checks drawn in excess of cash balances not yet presented for payment.

Deferred Lease Credits: Deferred lease credits are amortized on a straight-line basis over the life of the applicable lease.

Derivatives: The Company limits its use of derivative financial instruments to the management of well-defined foreign currency and interest rate risks. The effect of these activities is not material to the Company's financial condition or results of operations. The Company has no off-balance sheet credit risk, and the fair value of derivative financial instruments at January 31, 1997 and 1996 is not material.

Fair Value of Financial Instruments: The carrying amount of cash equivalents and notes payable approximates fair value because of the short maturity of these instruments. The fair value of long-term debt, estimated using quoted market prices of the same or similar issues with the same remaining maturity, is approximately $374,000 and $478,000 at January 31, 1997 and 1996.




















































Page 18  Nordstrom, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:  EMPLOYEE BENEFITS

The Company provides a profit sharing plan for employees. The plan is fully funded by the Company and is non-contributory except for employee contributions made under Section 401(k) of the Internal Revenue Code. Under this provision of the plan, the Company provides matching contributions up to a stipulated percentage of employee contributions. The Company contribution is established each year by the Board of Directors and totaled $36,000, $40,000, and $44,000 in 1996, 1995, and 1994.


NOTE 3:  INTEREST EXPENSE

The components of interest expense are as follows:

Year ended January 31,                      1997          1996          1995
----------------------------------------------------------------------------
Nordstrom, Inc.
  Short-term debt                        $   432       $    69       $    69
  Long-term debt                           4,247         8,635        10,780

Nordstrom Credit, Inc.
  Short-term debt                         12,703        10,184         5,085
  Long -term debt                         28,236        27,788        23,161
                                         -----------------------------------
Total interest incurred                   45,618        46,676        39,095
Less: Interest income                     (1,395)       (2,204)       (2,416)
      Capitalized interest                (4,823)       (5,177)       (6,015)
                                         -----------------------------------
Interest, net                            $39,400       $39,295       $30,664
                                         ===================================


NOTE 4:  INCOME TAXES

Income taxes consist of the following:

Year ended January 31,                      1997          1996          1995
----------------------------------------------------------------------------
Current income taxes:
  Federal                               $ 88,414      $ 94,855      $118,558
  State and local                         18,150        19,649        23,986
                                        ------------------------------------
Total current income taxes               106,564       114,504       142,544
                                        ------------------------------------
Deferred income taxes:
  Current                                 (1,471)       (3,339)      (10,113)
  Non-current                             (9,093)       (3,965)          169
                                        ------------------------------------
Total deferred income taxes              (10,564)       (7,304)       (9,944)
                                        ------------------------------------
Total income taxes                      $ 96,000      $107,200      $132,600
                                        ====================================

A reconciliation of the statutory Federal income tax rate with the effective tax rate is as follows:

Year ended January 31,                      1997          1996          1995
----------------------------------------------------------------------------
Statutory rate                             35.00%        35.00%        35.00%
State and local income taxes,
  net of Federal income taxes               4.32          4.39          4.39
Other, net                                  0.10         (0.03)         0.11
                                           ---------------------------------
Effective tax rate                         39.42%        39.36%        39.50%
                                           ==================================

Deferred income taxes result from temporary differences in the timing of recognition of revenue and expenses for tax and financial statement reporting as follows:

Year ended January 31,                      1997          1996          1995
----------------------------------------------------------------------------
Tax basis depreciation                  ($ 6,018)      ($2,620)       $  521
Accrued expenses                          (3,084)       (4,833)       (4,416)
Other                                     (1,462)          149        (6,049)
                                         -----------------------------------
Total deferred income taxes             ($10,564)      ($7,304)      ($9,944)
                                         ===================================

These items comprise substantially all of the deferred tax asset and liability balances.



































                                      Nordstrom, Inc. and Subsidiaries  Page 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:  ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

January 31,                                               1997          1996
----------------------------------------------------------------------------
Customers                                             $719,916      $903,496
Other                                                   21,466        19,824
Allowance for doubtful accounts                        (26,793)      (29,393)
                                                      ----------------------
Accounts receivable, net                              $714,589      $893,927
                                                      ======================

Credit risk with respect to accounts receivable is concentrated in the geographic regions in which the Company operates stores. At January 31, 1997 and 1996, approximately 43% and 50% of the Company's receivables were concentrated in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

Bad debt expense totaled $51,352, $39,589 and $20,219 in 1996, 1995, and 1994.

On August 15, 1996, the Company transferred substantially all of its VISA credit card receivables (approximately $203,000) to a trust in exchange for certificates representing undivided interests in the trust. A Class A certificate with a market value of $186,600 was sold to a third party, and a Class B certificate, which is subordinated to the Class A certificate, was retained by the Company. The Company owns the remaining undivided interests in the trust not represented by the Class A and Class B certificates (the "Seller's Interest"). These transactions had no significant impact on the Company's earnings in 1996

Cash flows generated from the receivables in the trust are, to the extent allocable to the investors, applied to the payment of interest on the Class A and Class B certificates, absorption of credit losses, and payment of servicing fees to the Company, which will continue to service the receivables for the trust. Excess cash flows revert to the Company. The Company's investment in the Class B certificate and the Seller's Interest totals $32,516 at January 31, 1997, and is included in customer accounts receivable.

Pursuant to the terms of operative documents of the trust, in certain events the Company may be required to fund certain amounts pursuant to a recourse obligation for credit losses. Based on current cash flow projections, the Company does not believe any additional funding will be required.

Statement of Financial Accounting Standards No. 125, which is effective for transfers of financial assets beginning in 1997, will not have a significant impact on the Company's financial position or results of operations.


NOTE 6:  PROPERTY, BUILDINGS AND EQUIPMENT

Property, buildings and equipment consist of the following (at cost):

January 31,                                               1997          1996
----------------------------------------------------------------------------
Land and land improvements                          $   50,542    $   42,814
Buildings                                              450,227       448,596
Leasehold improvements                                 740,802       642,295
Store fixtures and equipment                           746,152       672,887
                                                    ------------------------
                                                    $1,987,723    $1,806,592
Less accumulated depreciation
  and amortization                                    (944,470)     (838,812)
                                                    ------------------------
                                                     1,043,253       967,780
Construction in progress                               109,201       135,518
                                                    ------------------------
Property, buildings and
  equipment, net                                    $1,152,454    $1,103,298
                                                    ========================

At January 31, 1997, the Company has contractual commitments of approximately $84,738 for construction of new stores.

At January 31, 1997, the net book value of property located in California is approximately $320,000. The Company does not carry earthquake insurance in California because of its high cost.














































Page 20  Nordstrom, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:  NOTES PAYABLE

A summary of notes payable is as follows:

Year ended January 31,                      1997          1996          1995
----------------------------------------------------------------------------
Average daily short-term borrowings     $242,033      $173,343      $106,092
Maximum amount outstanding               345,738       303,072       209,605
Weighted average interest rate:
  During the year                           5.4%          5.9%          4.9%
  At year-end                               5.3%          5.5%          6.0%

At January 31, 1997, Nordstrom Credit, Inc. has an unsecured line of credit with a group of commercial banks totaling $300,000 which is available as liquidity support for short-term debt, and expires in June 2001. Nordstrom Credit, Inc. pays commitment fees for the line in lieu of compensating balance requirements.


NOTE 8:  LONG-TERM DEBT

A summary of long-term debt is as follows:

January 31,                                               1997          1996
----------------------------------------------------------------------------
Senior notes, 8.875%, due 1998                        $ 50,000      $ 50,000
Medium-term notes,
  Nordstrom Credit, Inc.,
  6.875%-9.6%, due 1997-2001                           211,000       226,000
Notes payable,
  Nordstrom Credit, Inc.,
  6.7%, due 2005                                       100,000       100,000
Sinking fund debentures,
  Nordstrom Credit, Inc.,
  9.375%                                                     -        43,100
Other                                                   19,632        20,843
                                                      ----------------------
Total long-term debt                                   380,632       439,943
Less current portion                                   (51,302)      (74,210)
                                                      ----------------------
Total due beyond one year                             $329,330      $365,733
                                                      ======================

The senior note agreements contain restrictive covenants which, among other things, restrict dividends to shareholders to a formula amount. At
January 31, 1997, approximately $774,391 of retained earnings is not restricted.

Aggregate principal payments on long-term debt are as follows: 1997-$51,302; 1998-$101,433; 1999-$59,326; 2000-$43,273; and 2001-$11,529.


NOTE 9:  LEASES

The Company leases land, buildings and equipment under noncancelable lease agreements with expiration dates ranging from 1997 to 2080. Certain of the leases include renewal provisions at the Company's option. Most of the leases provide for additional rentals based upon specific percentages of sales and require the Company to pay for certain other costs.

Future minimum lease payments as of January 31, 1997 are as follows:
1997-$30,782; 1998-$30,103; 1999-$29,654; 2000-$28,303; 2001-$27,061; and
thereafter-$205,756.

The following is a schedule of rent expense:

Year ended January 31,                      1997          1996          1995
----------------------------------------------------------------------------
Minimum rent:
  Store locations                        $15,468       $15,864       $16,022
  Office, warehouses and equipment        17,815        17,309        18,336
Contingent rent:
  Store location percentage rent          13,673        13,741        14,078
  Common area costs, taxes and other       9,504         9,831         9,032
                                         -----------------------------------
Total rent expense                       $56,460       $56,745       $57,468
                                         ===================================











































                                      Nordstrom, Inc. and Subsidiaries  Page 21
NOTE 10:  STOCK OPTIONS

The Company provides a non-qualified stock option plan for certain key employees. Options are issued at market value at the date of grant and become exercisable over a four-year period. The number of shares reserved for future stock option grants is 301,917 at January 31, 1997.

The Company has elected to follow the measurement provisions of Accounting Principles Board (APB) Opinion No. 25, under which no recognition of expense is required in accounting for its stock options. If the Company had elected to follow the measurement provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123") in accounting for its stock options, compensation expense would be recognized based on the fair value of the options at the date of grant. To estimate compensation expense which would be recognized under SFAS 123, the Company used the modified Black-Scholes option-pricing model with the following weighted-average assumptions for options granted in 1996 and 1995, respectively: risk-free interest rates of 6.4% and 5.5%; expected volatility factors of .33 and .34; and expected dividend yield of 1% and expected life of 7 for both years.

If SFAS 123 were used to account for the Company's stock option plan, the pro forma effect on net earnings and earnings per share would be as follows:

Year ended January 31,                      1997          1996
--------------------------------------------------------------
Pro forma net earnings                  $145,603      $164,078
Pro forma net earnings per
  average share of common
  stock outstanding                        $1.80         $2.00

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts as awards prior to 1995 are not included, and additional awards in future years are anticipated.

A summary of stock option activity follows:

                                                                Weighted-
                                                                  Average
                                                                 Exercise
                                            Shares                  Price
-------------------------------------------------------------------------
Outstanding,
    February 1, 1994                     1,732,464                    $31
  Granted                                  345,770                     46
  Exercised                               (182,662)                    27
  Forfeited                                (17,322)                    34
                                         --------------------------------
Outstanding,
    January 31, 1995                     1,878,250                     35
  Granted                                  419,080                     41
  Exercised                               (154,366)                    28
  Forfeited                                (41,625)                    39
                                         --------------------------------
Outstanding,
    January 31, 1996                     2,101,339                     36
  Granted                                  372,122                     46
  Exercised                               (429,419)                    31
  Forfeited                               (184,289)                    40
                                         --------------------------------
Outstanding,
    January 31, 1997                     1,859,753                    $39
                                         ================================

                                                                Weighted-
                                                                  Average
                                                                 Exercise
                                            Shares                  Price
-------------------------------------------------------------------------
Exercisable, January 31, 1995              964,023                     $31
Exercisable, January 31, 1996            1,139,638                      33
Exercisable, January 31, 1997              995,372                      36

At January 31, 1997, the weighted-average remaining contractual life of options outstanding is 7 years, with an exercise price of $22 to $51.

Of the 1,859,753 stock options outstanding at January 31, 1997, 802,388 were below the quoted market price of the Company's stock of $37 and are exercisable over the next 7 years.














































Page 22  Nordstrom, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:  SUPPLEMENTARY CASH FLOW INFORMATION

Supplementary cash flow information includes the following:

Year ended January 31,                      1997          1996          1995
----------------------------------------------------------------------------
Cash paid during the year for:
  Interest (net of capitalized
    interest)                           $ 43,356      $ 42,248      $ 34,520
  Income taxes                           106,982       121,212       146,590


NOTE 12:  CREDIT CARD AND FINANCING SUBSIDIARIES

Nordstrom National Credit Bank (the "Bank"), a wholly owned subsidiary of the Company, issues a credit card for use in Company stores, and in 1994 introduced a VISA card. Nordstrom Credit, Inc., also a wholly owned subsidiary, finances all receivables generated through the use of the proprietary credit card, and until August 15, 1996, the VISA card. On August 15, 1996, substantially all of the outstanding VISA receivables were transferred to a trust in connection with a securitization of the receivables. As a result of this transaction, Nordstrom Credit, Inc. no longer purchases and finances receivables generated through the use of the Bank's VISA card, and the Bank securitizes all new VISA receivables through the trust. Net VISA receivables totaled $204,736 at January 31, 1996.

Condensed combined financial information of these subsidiaries is as follows:

Year ended January 31,                      1997          1996          1995
----------------------------------------------------------------------------
Service charge income                   $128,240      $122,973       $92,591
Other income                              17,823        14,799        12,525
                                        ------------------------------------
  Total revenue                         $146,063      $137,772      $105,116
                                        ====================================
Net earnings                            $ 31,518      $ 23,835      $ 23,019
                                        ====================================

January 31,                                               1997          1996
----------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                           $ 24,374      $ 23,190
  Accounts receivable, net                             693,124       873,893
  Other assets                                           7,846         8,126
                                                      ----------------------
Total assets                                          $725,344      $905,209
                                                      ======================


Liabilities and investment of Nordstrom, Inc.:
  Notes payable:
    Nordstrom, Inc.                                   $ 54,000      $ 86,000
    Other                                              163,770       232,501
  Accounts payable and
    accrued liabilities                                 65,576        14,988
  Long-term debt                                       311,000       369,100
  Investment of Nordstrom, Inc.                        130,998       202,620
                                                      ----------------------
Total liabilities and investment
  of Nordstrom, Inc.                                  $725,344      $905,209
                                                      ======================

























































                                      Nordstrom, Inc. and Subsidiaries  Page 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:  SELECTED QUARTERLY DATA (UNAUDITED)

Year ended January 31, 1997  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter      Total
------------------------------------------------------------------------------------------
Net sales                       $905,962   $1,241,464     $984,440   $1,321,197 $4,453,063
Gross profit                     288,850      379,576      319,062      383,538  1,371,026
Earnings before income taxes      42,897       74,081       55,736       70,791    243,505
Net earnings                      25,897       44,781       34,036       42,791    147,505
Earnings per share                   .32          .55          .42          .53       1.82
Dividends per share                 .125         .125         .125         .125        .50

Year ended January 31, 1996  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter      Total
------------------------------------------------------------------------------------------
Net sales                       $815,598   $1,149,239     $906,848   $1,241,832 $4,113,517
Gross profit                     261,864      369,455      294,564      381,384  1,307,267
Earnings before income taxes      45,677       89,065       48,542       89,028    272,312
Net earnings                      27,677       53,865       29,442       54,128    165,112
Earnings per share                   .34          .65          .36          .67       2.02
Dividends per share                 .125         .125         .125         .125        .50







































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



John A. Goesling
Executive Vice President and Chief Financial Officer


INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries as of January 31, 1997 and 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1997, in conformity with generally accepted accounting principles.



Deloitte & Touche LLP
Seattle, Washington; March 10, 1997

























































                                     Nordstrom, Inc. and Subsidiaries  Page 25

TEN YEAR STATISTICAL SUMMARY

Dollars in thousands except square footage and per share amounts

Year ended January 31,           1997        1996        1995        1994        1993        1992
-------------------------------------------------------------------------------------------------
Financial Position
  Customer accounts
    receivable, net        $ 693,123   $  874,103  $  655,715  $  565,151  $  584,379  $  585,490
  Merchandise inventories     719,919     626,303     627,930     585,602     536,739     506,632
  Current assets            1,532,399   1,612,776   1,397,713   1,314,914   1,219,844   1,177,638
  Current liabilities         787,377     832,313     690,454     627,485     511,196     553,903
  Working capital             745,022     780,463     707,259     687,429     708,648     623,735
  Working capital ratio          1.95        1.94        2.02        2.10        2.39        2.13
  Property, buildings and
    equipment, net          1,152,454   1,103,298     984,195     845,596     824,142     856,404
  Long-term debt              380,632     439,943     373,910     438,574     481,945     511,000
  Debt/capital ratio            26.98       32.09       25.56       29.11       33.09       40.74
  Shareholders' Equity      1,473,192   1,422,972   1,343,800   1,166,504   1,052,031     939,231
  Shares outstanding       79,634,977  81,113,144  82,244,098  82,059,128  81,974,797  81,844,227
  Book value per share          18.50       17.54       16.34       14.22       12.83       11.48
  Total assets              2,702,507   2,732,619   2,396,783   2,177,481   2,053,170   2,041,875

Operations
  Net sales                 4,453,063   4,113,517   3,894,478   3,589,938   3,421,979   3,179,820
  Costs and expenses:
    Cost of sales and
      related buying and
      occupancy             3,082,037   2,806,250   2,599,553   2,469,304   2,339,107   2,169,437
    Selling, general and
      administrative        1,217,590   1,120,790   1,023,347     940,579     902,083     831,505
    Interest, net              39,400      39,295      30,664      37,646      44,810      49,106
    Service charge income
      and other, net         (129,469)   (125,130)    (94,644)    (88,509)    (86,140)    (87,443)
  Total costs and expenses  4,209,558   3,841,205   3,558,920   3,359,020   3,199,860   2,962,605
  Earnings before income
    taxes                     243,505     272,312     335,558     230,918     222,119     217,215
  Income taxes                 96,000     107,200     132,600      90,500      85,500      81,400
  Net earnings                147,505     165,112     202,958     140,418     136,619     135,815
  Earnings per share             1.82        2.02        2.47        1.71        1.67        1.66
  Dividends per share             .50         .50        .385         .34         .32         .31
  Net earnings as a percent
    of net sales                3.31%       4.01%       5.21%       3.91%       3.99%       4.27%
  Return on average
    shareholders' equity       10.19%      11.94%      16.17%      12.66%      13.72%      15.38%
  Sales per square foot
    for Company-operated
    stores                       377          382         395         383         381         388

Stores and Facilities
  Company-operated stores         83           78          76          74          72          68
  Total square footage    11,754,000   10,713,000   9,998,000   9,282,000   9,224,000   8,590,000

Page 26  Nordstrom, Inc. and Subsidiaries

Dollars in thousands except square footage and per share amounts

Year ended January 31,           1991        1990        1989        1988
-------------------------------------------------------------------------
Financial Position
  Customer accounts
    receivable, net        $  558,573  $  519,656  $  465,929  $  391,387
  Merchandise inventories     448,344     419,976     403,795     312,696
  Current assets            1,090,379   1,011,148     913,986     730,182
  Current liabilities         551,835     489,888     448,165     394,699
  Working capital             538,544     521,260     465,821     335,483
  Working capital ratio          1.98        2.06        2.04        1.85
  Property, buildings and
    equipment, net            806,191     691,937     594,038     502,661
  Long-term debt              489,172     468,412     389,216     260,343
  Debt/capital ratio            43.59       43.78       43.12       39.57
  Shareholders' Equity        826,410     733,250     639,941     533,209
  Shares outstanding       81,737,910  81,584,710  81,465,027  81,371,106
  Book value per share          10.11        8.99        7.86        6.55
  Total assets              1,902,589   1,707,420   1,511,703   1,234,267

Operations
  Net sales                 2,893,904   2,671,114   2,327,946   1,920,231
  Costs and expenses:
    Cost of sales and
      related buying and
      occupancy             2,000,250   1,829,383   1,563,832   1,300,720
    Selling, general and
      administrative          747,770     669,159     582,973     477,488
    Interest, net              52,228      49,121      39,977      32,952
    Service charge income
      and other, net          (84,660)    (55,958)    (57,268)    (53,662)
  Total costs and expenses  2,715,588   2,491,705   2,129,514   1,757,498
  Earnings before income
    taxes                     178,316     179,409     198,432     162,733
  Income taxes                 62,500      64,500      75,100      70,000
  Net earnings                115,816     114,909     123,332      92,733
  Earnings per share             1.42        1.41        1.51        1.13
  Dividends per share             .30         .28         .22         .18
  Net earnings as a percent
    of net sales                 4.00%       4.30%       5.30%       4.83%
  Return on average
    shareholders' equity        14.85%      16.74%      21.03%      18.84%
  Sales per square foot
    for Company-operated
    stores                        391         398         380         349

Stores and Facilities
  Company-operated stores          63          59          58          56
  Total square footage      7,655,000   6,898,000   6,374,000   5,527,000

































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

                                         Present                                               Present
                    Year opened      total store                          Year opened      total store
Location            or acquired     area/sq. ft.    Location              or acquired     area/sq. ft.
------------------------------------------------    --------------------------------------------------
WASHINGTON GROUP                                    NORTHERN CALIFORNIA GROUP
Downtown Seattle(1)        1963          245,000    Hillsdale Shopping Center    1982          149,000
Northgate Mall             1965          122,000    Broadway Plaza               1984          193,000
Tacoma Mall                1966          134,000    Stanford Shopping Center     1984          187,000
Bellevue Square            1967          285,000    The Village at Corte Madera  1985          116,000
Southcenter Mall           1968          170,000    Valley Fair                  1987          165,000
Yakima                     1972           44,000    280 Metro Center Rack        1987           31,000
Spokane                    1974          121,000    Stonestown Galleria          1988          174,000
Alderwood Mall             1979          127,000    Downtown San Francisco       1988          350,000
Alderwood Rack             1985           25,000    Arden Fair                   1989          190,000
Downtown Seattle Rack      1987           42,000    Stoneridge Mall              1990          173,000
Bellis Fair Rack           1990           20,000    Marina Square Rack           1990           44,000
SuperMall Rack             1995           48,000
                                                    UTAH GROUP
OREGON GROUP                                        Crossroads Plaza             1980          140,000
Lloyd Center               1963          150,000    Fashion Place Mall           1981          110,000
Downtown Portland          1966          174,000    Ogden City Mall              1982           76,000
Washington Square          1974          189,000    Sugarhouse Center Rack       1991           31,000
Vancouver Mall             1977           71,000    Park Meadows                 1996          245,000
Salem Centre               1980           71,000
Clackamas Town Center      1981          121,000    CAPITAL GROUP
Clackamas Rack             1983           28,000    Tysons Corner Center         1988          253,000
Downtown Portland Rack     1986           19,000    The Fashion Centre at
                                                      Pentagon City              1989          241,000
SOUTHERN CALIFORNIA GROUP                           Potomac Mills Rack           1990           46,000
South Coast Plaza          1978          235,000    Montgomery Mall              1991          225,000
Brea Mall                  1979          195,000    City Place Rack              1992           37,000
Los Cerritos Center        1981          122,000    Towson Town Center           1992          205,000
Fashion Valley Mall        1981          156,000    Towson Rack                  1992           31,000
Glendale Galleria          1983          147,000    Franklin Mills Factory
Santa Ana Rack             1983           22,000      Direct                     1993           43,000
Topanga Plaza              1984          154,000    Annapolis Mall               1994          162,000
University Towne Centre    1984          130,000    King of Prussia              1996          238,000
Woodland Hills Rack        1984           48,000
The Galleria at South Bay  1985          161,000    NORTHEAST GROUP
Westside Pavilion          1985          150,000    Garden State Plaza           1990          282,000
Horton Plaza               1985          151,000    Menlo Park Mall              1991          266,000
Mission Valley Rack        1985           27,000    Freehold Raceway Mall        1992          174,000
Montclair Plaza            1986          134,000    Faconnable                   1993           10,000
North County Fair          1986          156,000    The Westchester              1995          219,000
MainPlace Mall             1987          169,000    The Mall at Short Hills      1995          188,000
Chino Town Square Rack     1987           30,000
Paseo Nuevo                1990          186,000    MIDWEST GROUP
The Galleria at Tyler      1991          164,000    Oakbrook Center              1991          249,000
Santa Anita                1994          151,000    Mall of America              1992          240,000
                                                    Woodfield Rack               1994           45,000
ALASKA GROUP                                        Old Orchard                  1994          209,000
Anchorage                  1975           97,000    Woodfield Shopping Center    1995          215,000
                                                    Circle Centre Mall           1995          216,000
SOUTHWEST GROUP                                     Somerset Collection North    1996          258,000
Dallas Galleria            1996          249,000    Villiage Square Rack         1996           40,000

                                                    CLEARANCE STORES
                                                    Arizona                                     48,000

(1) Excludes approximately 23,000 square feet of corporate and administrative offices.

Page 30  Nordstrom, Inc. and Subsidiaries

NORDSTROM, INC. AND SUBSIDIARIES


Appendix

Graph                                                                   Page
--------------------------------------------
Net Sales                                                                 3

Net Earnings                                                              3

Percentage of 1996 Sales by Merchandise Category                         11

Investing and Operating Cash Flows                                       12

Square Footage by Market Area at end of 1996                             13