Form 10-K, Exhibit 13
period 1998-01-31
NORDSTROM INC
filed 1998-03-31
CIK 72333

Exhibit 13.1
Portions of the 1997 Annual Report to Shareholders
1997 Annual Report

Financial Highlights

Dollars in thousands except per share amounts
Fiscal Year                          1997            1996      % Change
Net sales                      $4,851,624      $4,453,063          +8.9
Earnings before income taxes      307,213         243,505         +26.2
Net earnings                      186,213         147,505         +26.2
Basic earnings per share             2.40            1.82         +31.9
Diluted earnings per share           2.40            1.82         +31.9
Cash dividends paid per share         .53             .50          +6.0

Stock trading

Fiscal Year                             1997                   1996
                                high           low       high         low
First Quarter                 39 3/4        33 7/8     50 7/8      39 1/4
Second Quarter                59 5/8        39 1/4     52 7/8      39 1/4
Third Quarter                 68 3/16       52 3/8     42 3/8      35 1/2
Fourth Quarter                65 3/4        42 55/64   44          35 7/16

Nordstrom, Inc. common stock is traded over-the-counter and quoted daily in leading financial publications. NASDAQ Symbol-NOBE.


Graph - Net Sales
The vertical bar graph compares net sales for the past ten years. Beginning with the oldest fiscal year on the left, net sales (dollars are in millions) were as follows: 1988-$2,328; 1989-$2,671; 1990-$2,894; 1991-$3,180;
1992-$3,422; 1993-$3,590; 1994-$3,894; 1995-$4,114; 1996-$4,453; 1997-$4,852;


Graph - Net Earnings
The vertical bar graph compares net earnings for the past ten years. Beginning with the oldest fiscal year on the left, net earnings (dollars are in millions) were as follows: 1988-$123.3; 1989-$114.9; 1990-$115.8; 1991-$135.8;
1992-$136.6; 1993-$140.4; 1994-$203.0; 1995-$165.1; 1996-$147.5; 1997-$186.2;

Page 2 Nordstrom Annual Report 1997

Message To Our Shareowners:

In 1997, Nordstrom achieved a marked improvement in financial performance. Store expansion, better comparable-store sales, improved merchandise margins and operating refinements contributed to higher earnings and increased shareowner wealth. The management team also initiated a broad-based program to increase value for shareowners, customers, employees and the communities we serve. During the year:

       Market capitalization expanded 31 percent to $3.9 billion, with 3.3 million fewer shares outstanding.

       Net earnings rose 26 percent to $186.2 million.

       Basic and diluted earnings per share increased to $2.40, up 32 percent.

       Net sales were a record $4.9 billion, up 9 percent.


An Expanding National Presence
In 1997, Nordstrom strengthened its presence as a national retailer, opening three new full-line stores in shopping centers at Roosevelt Field on Long Island, New York; at Westfarms in West Hartford, Connecticut; and at Beachwood Place in Cleveland, Ohio.

We added two new Nordstrom Racks: at Factoria in Bellevue, Washington, and at The Mall at The Source on Long Island, New York. Plus, in Orange County and San Diego, we expanded two of our original and most productive Racks. Southern California is also where we located our second and third Faconnable boutiques. Overall, we increased retail space by more than 800,000 square feet, a 7 percent increase over 1996.

Nordstrom now operates stores in every region of the country. This February, we entered the Southeast, opening our first full-line store at Perimeter Mall in Atlanta, Georgia. Three additional stores are planned for Georgia and Florida through 2001. Our plan is to add new stores with an 8 to10 percent annual increase in total square feet. Most importantly, significant expansion opportunities exist in primary locations across the country.

Page 5  Nordstrom Annual Report 1997

Our full-line stores are now organized into four geographic groups: Northwest, California, Midwest and East. Racks, Direct Sales, Faconnable boutiques, Nordstrom Product Group and Nordstrom National Credit Bank also operate as distinct and self-contained units. Company growth is managed through these clearly focused autonomous teams with more direct lines of reporting to a specific Co-President.

Value creation is the primary focus of each group. These teams are designed to develop strategies and plans based on market conditions unique to each business. Performance will be measured against previous years and compared with the results of key peer-industry competitors. Over time we expect our teams to become more efficient, focused and knowledgeable. Each unit will be more flexible and responsive, allowing business decisions to be made more quickly and closer to individual customers.

Growing Merchandise Sales
This year's improved growth in comparable-store sales was due in large part to an enhanced and refined merchandise selection, especially in women's apparel. Merchandise realignments and staffing changes made in 1996 paid dividends in 1997. In particular, customers were better served with a balanced selection of Nordstrom brands and leading national brands.

As a result of refinements initiated these past few years, each group merchandise team has fewer, more experienced people in jobs with expanded responsibilities. These significant changes are increasing buying leverage and improving supplier communication and participation. Our goal is to generate quality sales growth with a better merchandise mix and more efficient investment of inventory dollars.

Our expanding use of information systems technology is providing greater flexibility in merchandising and responding to customers. Detailed sales floor information is now available, including individual SKUs (stock keeping units) in all full-line stores. Automatic merchandise replenishment systems, linked directly to vendors, will be in place for approximately 16 percent of our business by year end. Also, the coordinated merger of various internal database systems will focus resources on improving customer service. The next important use of technology-Internet shopping-will begin later this year.

The Catalog
Also benefiting from advanced technology, the four-year-old Direct Sales Division posted sharp sales and earnings increases. Annual results continue to exceed prior direct marketing

Page 8  Nordstrom Annual Report 1997
industry performance rates-our sales grew over 50 percent this last year alone. By the year 2000, we expect this division to be as large as some of our retail regions today.

In mid-year, we moved from a 119,000 square-foot manual fulfillment center into a 375,000 square-foot computerized facility in Cedar Rapids, Iowa. Its five-fold increase in capacity and state-of-the-art systems for order fulfillment cuts the processing cost per item by about 25 percent. And, more importantly, it enables us to offer our customers many more styles and an expanded range of sizes. Anticipating future needs, we have obtained the rights to purchase the land surrounding our new center so we can easily expand our operations.

Increased capacity at the fulfillment center level necessitated other changes as well. To help us maintain current levels of service and growth, we added a 235-seat call center in February of this year. Our call centers continue to increase service standards, with a current abandon rate of only 1.86 percent.

Direct mail makes up approximately 10 percent of the $90 billion women's apparel industry. That's a $9 billion market we have only just begun to penetrate. Catalog sales have a positive impact at the store level, as well. A 1997 study shows that customers receiving The Catalog spent 15 percent more in-store than those who didn't receive The Catalog. The evolution of this product delivery vehicle will be an increasingly critical link to existing and future Nordstrom customers.

Nordstrom Product Group
We also expect Nordstrom Product Group (NPG), our manufacturing arm, to play an important role in building future value. With more than 30 years of experience and growth, NPG designs, manufactures and markets apparel, footwear and accessories especially suited to our customers' preferences. These items are distinguished by superior craftsmanship, materials, fit, size selection, and style. They provide a real point of difference for Nordstrom and give our customers products they can't find anywhere else.

Our exclusive brands include Classiques Entier, Evergreen, Callaway Golf by Nordstrom, and the Greta Garbo Collection. We also feature a collection of foundation brands-such as Preview Collection, Career Essentials, Tesori, BP. Wear, N Kids and Baby N-designed to deliver superior products at the lowest possible price. With all of these brands, our goal is the same: to provide exclusive world-class products that strengthen Nordstrom's position

Page 11  Nordstrom Annual Report 1997
as a shopping destination. Our Nordstrom brand men's dress shirt collection is a perfect example of our success in this area-it accounts for more than 75 percent of the volume of dress shirts in our Men's Furnishings department.

By any measure, NPG is a success story. Now accounting for more than 20 percent of our sales, Nordstrom Product Group is approximately the 20th largest apparel importer in the United States, and the 49th largest importer of footwear. We look forward to continued growth, as we develop NPG to become more streamlined and responsive in our ongoing efforts to improve quality while reducing costs and production lead times.

Company Values
While many aspects of our business must adapt to a highly competitive and constantly changing marketplace, faith in good people continues to be our primary focus. From the days of John W. Nordstrom's first store in 1901, each employee has functioned as an extended member of the Nordstrom family. Nordstrom standards of service, quality, value and selection are translated through a diverse blend of energetic and talented managers and front-line employees.

Company-wide, our singular intent is to improve service every day through the personal contacts of 37,000 employees-one customer at a time. Our inverted pyramid style of management, where leaders are promoted from within the organization, helps create a people-oriented, customer-focused company. We empower employees to use good judgment and "just take care of the customer."

As Nordstrom's national presence grows, success will rest upon our ability to sustain these fundamental values. Wherever we conduct business, our objective is to attract sincere, friendly, career-oriented people. Through customer-focused teams, our goal is to generate a "home town store" mentality, with the heart and flexibility of a small, locally based company, while building on the natural advantages of a large corporation.

Managing for Value
During 1997, the Company initiated a long-term program to assure that we increase value for shareowners. With this subtle clarification of the company's management approach, we have begun a journey that will take several years of patience and persistence.

In managing for value creation, we have set in motion a process to carefully review our existing business practices. We must determine how our priorities and goals align with

Page 12  Nordstrom Annual Report 1997
those of the future. Our ambition is to be ranked as a top-tier national company by enhancing elements that work well now, and changing those needing improvement.

Besides improving performance and other value initiatives, your Company took two additional actions to increase shareowner wealth in 1997. The Board of Directors declared a 12 percent dividend increase, and continued to authorize share repurchases. In April 1997, the $100 million share repurchase authorized in November 1996 was completed. Another $100 million program authorized in February of 1997 was concluded early this year. And in February of this year, repurchase of an additional $400 million of shares was approved.

Resource Allocation
Going forward, decisions concerning the allocation of human and financial resources will be based on the anticipated return to shareowners. Decisions that trigger new site selection, new full-line store, Rack and Faconnable boutique strategies, or the evolution of Direct Sales and eventually Internet commerce will be value based.

We are taking steps to strengthen our management structure by more clearly defining roles and lines of reporting. Management will concentrate on resource allocation based on a rigorous business-unit process of strategy and planning. During the years ahead we will continue to streamline merchandise management and support functions. Our goal is to eliminate redundancies and provide better leadership through improved planning and preparation. Process clarity and increased efficiencies will appropriately focus business resources and execution.

Performance Management
By creating better ways to recognize performance, we hope to measure and improve individual productivity. As we've said, managing human capital has always been essential at Nordstrom. Our way of doing business defines each employee as an entrepreneur-each individual is an "agent" for our customers. Coupled with our promote-from-within policy, the Company has worked to foster a climate of trust and honesty.

We believe managing for value will enhance our entrepreneurial culture and remove barriers for employee responsibility. In time, we hope to develop what we like to call "Ph.D." selling. Such a structure will encourage employees to further develop their customer relationships. Economic and other performance measures will play a greater role in compensation

Page 14  Nordstrom Annual Report 1997
systems in the years ahead. We expect all individuals, from senior management to front-line employees, to make a contribution to value creation, based upon their roles and responsibilities to the team. Eventually we intend to enhance our performance-based measures, tying them more closely to the Company's economic performance.

Other benchmarks indicate our progress. In 1997, while in the early phase of an emerging national presence, Nordstrom was ranked first in Fortune Magazine's annual survey of customer satisfaction in the department store and discount store category. We were honored in another Fortune Magazine survey as one of the top 100 places to work in America. And for the last four years, Hispanic Magazine has placed Nordstrom among the top 100 U.S. companies offering the most opportunities to Hispanics. We were also recognized in the 1997 Catalyst Census of Women Corporate Officers and Earners-Nordstrom was one of only seven companies that have two top-earning women among their five top-earning corporate officers.

Looking Ahead
Interestingly, it is noteworthy that Nordstrom will recognize its centennial year in 2001. We certainly intend to celebrate this accomplishment and our tremendous growth from a single Seattle shoe store in 1901. We are also preparing today for the next 100 years that will begin February 1, 2002.

Speaking for our management team, we are optimistic about Nordstrom's numerous avenues for growth. We are poised to penetrate new markets and increase sales from Nordstrom brands. We also plan to grow sales from new retail channels such as The Catalog and the Internet. With our new management approach, we are working to maximize the profitability and value of those opportunities. You will learn more of our progress as we reach milestones along the way. As we approach our second century in 2002, we are committed to increasing value for all our stakeholders.


John J. Whitacre
Chairman and Chief Executive Officer
March 15, 1998

Management Discussion and Analysis

The following discussion and analysis gives a more detailed review of the past three years, as well as additional information on future commitments and trends. Some of the information in this annual report, including anticipated store openings, strategies and goals, planned capital expenditures and trends in company operations, are forward looking statements which are subject to risks and uncertainties. Actual future results and trends may differ materially depending upon a variety of factors, including but not limited to, the Company's ability to predict fashion trends, consumer apparel buying patterns, the Company's ability to control costs and expenses, trends in personal bankruptcies and bad debt write-offs, employee relations, adverse weather conditions and other hazards of nature such as earthquakes and floods, the Company's ability to continue its expansion plans, and the impact of ongoing competitive market factors. This discussion and analysis should be read in conjunction with the basic consolidated financial statements and the Ten-Year Statistical Summary.

Sales

Sales have increased to record levels in each of the past three years. The components of the percentage change by year are as follows:

Fiscal Year                                 1997         1996         1995
--------------------------------------------------------------------------
Sales in comparable stores
  (open at least fourteen months)           3.8%         0.6%        (0.7%)
Sales in new stores                         3.9%         7.0%         5.2%
Direct sales catalog                        1.2%         0.7%         1.1%
                                           -----        -----        -----
Total percentage increase                   8.9%         8.3%         5.6%
                                           =====        =====        =====

The Company experienced a healthy rate of comparable store sales growth in 1997 after two years of stagnation.
In 1995, the Company experienced declining demand for apparel as well as sales decreases at several stores in the Company's Chicago and New Jersey markets reflecting the effect of sales cannibalization resulting from new store openings in these markets. In mid-1996, the Company changed the merchandise mix in most of its women's apparel departments in response to changing customer profiles and vendor product offerings. While management believed that these changes would better position our women's apparel departments for future growth, they resulted in sales decreases in many of the departments. These decreases offset increases in other areas of business. In addition, in the fourth quarter, portions of the Company's holiday merchandising strategy were not executed as well as planned. In 1997, a strong economic environment and a positive reaction to the changes implemented in the women's apparel departments pushed up the growth in comparable store sales.

The Company has continued to expand its store base over the past several years with new store openings. Sales in new stores includes sales from these stores until they have been open fourteen months. Starting at that time, sales from these stores then are included in the comparable stores calculation. A new store is generally not as productive as the Company's average store because the customer base and traffic patterns of each store are developed over time. As a result, sales growth from these new stores does not match the 8% increase in average square footage over the past several years.

The direct sales catalog division continues to grow rapidly, with sales of $156 million in 1997. The division opened a new and larger fulfillment center in August of 1997, and this facility provides capacity for even more sales growth in the future.

Although the Company's average price point has increased over the past several years, this has been due to changes in the merchandise mix. There has been little, if any, inflation in overall merchandise prices during the past several years.

Page 21 Nordstrom, Inc. and Subsidiaries

Management Discussion and Analysis

Graph - Percentage of 1997 Sales by Merchandise Category
The pie chart depicts each merchandise category and its percent of total sales. Clockwise: Shoes - 20%; Men's Apparel and Furnishings - 18%; Women's Accessories - 20%; Children's Apparel and Accessories - 4%; Women's Apparel - 36%; and Other - 2%. The caption below the graph reads ,"Sales by major merchandise category have changed only slightly over the past several years."

Costs and Expenses

As a result of increased sales, the total amount of costs and expenses has increased in each year. The operating margin improved in 1997 after declining the two previous years. As a percentage of sales, total costs and expenses were 93.4% in 1995, 94.5% in 1996 and 93.7% for 1997. Unless otherwise indicated, the changes discussed below are stated as a percentage of sales as shown on page 26.

Cost of sales and related buying and occupancy costs fluctuate as a percentage of sales primarily because of changes in the cost of sales component. With changes in merchandise styles and selections, cost of sales, and therefore the merchandise gross margin, can fluctuate up and down from year to year. In 1995, the merchandise gross margin decreased because excess inventory levels led to higher markdowns as sales did not meet expectations. Merchandise margins decreased further in 1996 as a result of the merchandise changes in the Company's women's apparel departments discussed earlier and lower initial markups designed to stimulate sales. The merchandise gross margin improved in 1997. Initial markups were higher and markdowns were lower, reflecting the stronger growth in sales and recovery from the impact of the changes in the women's apparel departments.

Buying costs increased each year. Factors contributing to this trend include spending on the development and implementation of merchandise inventory systems, greater investment in development of the Company's own merchandise brands and additional merchandising personnel in the Company's newer regions. Occupancy costs increased in 1995 and 1996 as a result of new store openings and remodeling of older stores. Occupancy costs decreased in 1997 as the impact of new store openings and remodeling projects tapered off.

Selling, general and administrative expenses increased in both 1995 and 1996 for several reasons. In 1995, expenses in comparable stores continued to increase while sales declined. In addition, bad debts increased as a result of the growth of the Company's VISA credit card program, and the direct sales catalog division continued to incur high operating costs. In 1996, selling, general and administrative expenses increased primarily because of higher bad debts. Rising consumer debt levels led to higher charge-offs on the Company's credit card balances, particularly from personal bankruptcies. Improvements in the operating costs of the direct sales catalog division were offset by rising expenses in stores.

Page 22 Nordstrom, Inc. and Subsidiaries

Management Discussion and Analysis

Interest expense increased in 1995 because of higher borrowings to finance the Company's customer accounts receivable balances.
Interest expense decreased in 1997 primarily because of the impact of securitization of the Company's VISA credit card receivables, as described more fully in Notes 6 and 13 to the accompanying financial statements.

Service charge income and other, net includes income from our credit card operation as well as other miscellaneous income and expenses. In 1995, other income increased primarily due to an increase in service charge income from higher levels of customer accounts receivable outstanding during the year. Other income decreased in 1997 primarily because of the impact of the securitization of the Company's VISA credit card receivables and because of losses on the closing of our Hawaii leased shoe departments.

Liquidity and Capital Resources

Net cash used in investing activities exceeded net cash provided by operating activities in 1995 as the Company increased its spending on new store construction and its investment in customer accounts receivable. In 1996 and 1997 net cash provided exceeded net cash used as the growth trend of credit card receivables reversed.

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

Fiscal Year                                      1997       1996         1995
-----------------------------------------------------------------------------
Operating working capital (in thousands)   $1,001,597   $957,194   $1,082,714
Percentage change from prior year                 4.6%     (11.6%)       26.7%
Net sales/average operating working capital       5.0        4.4          4.2

In 1995, the Company increased its investment in customer accounts receivable through continuing promotion of its VISA credit card program and by reducing the minimum payment on its proprietary credit card. This caused operating working capital to increase at a significantly greater rate than sales.

During 1996, the Company's proprietary credit card balances did not continue to increase because of competition from third-party cards. The Company also reduced its efforts to promote its VISA credit card because of concerns about rising charge-offs. In addition, in 1996 the Company securitized its VISA credit card portfolio. These factors together resulted in a decrease in operating working capital for the year.

During 1997, the growth in merchandise inventories more than offset the decline in customer accounts receivable.
As the buyers responded to higher sales gains, they became more aggressive in their merchandise commitments. Management is taking actions to reduce the rate of growth in merchandise inventories.

Much of the Company's debt is utilized to finance the Company's accounts receivable as shown in Note 13 to the accompanying financial statements. At January 31, 1998 the Company also had $106 million in outstanding commercial paper and $50 million of long-term debt maturing in February of 1998 that was not related to the financing of accounts receivable. This debt was refinanced with the issuance of fixed rate long-term debt in March of 1998.

Page 23 Nordstrom, Inc. and Subsidiaries

Management Discussion and Analysis

Graph - Investing and Operating Cash Flows
The vertical bar graph compares cash provided by operating activities and cash used in investing activities for each year, for the past ten years. Dollars in millions.

                   Cash used          Cash provided
                 in investing          by operating
Year              activities            activities
----             ------------          ------------
1988                   $153.4                $ 46.0
1989                   $168.7                $122.2
1990                   $200.7                $148.1
1991                   $147.2                $154.0
1992                   $ 71.9                $235.6
1993                   $132.7                $262.1
1994                   $246.9                $231.8
1995                   $254.0                $121.9
1996                   $206.1                $248.9
1997                   $260.0                $300.4


The Company has spent approximately $750 million during the last three years to add new stores and facilities and to improve existing stores and facilities. Over 2.6 million square feet of selling space has been added during this time period, representing an increase of 26%. Most of the new stores have been constructed by the Company on land that it owns or leases under long-term agreements, thus providing a strong basis for future operations.

The Company plans to spend approximately $850 million on capital projects during the next three years, with approximately $200 million allocated to the refurbishment of existing stores. Although the Company has made commitments for stores to be opening in 1998 and beyond, it is possible that some stores may not be opened as scheduled because of environmental and land use regulations. Management believes that the Company's current financial strength and cash flows from operations provide the resources necessary to maintain its existing stores and the flexibility to take advantage of these new store opportunities.

The Company recognizes that its operations may be negatively affected by Year 2000 software issues, either from its own computer systems or its interactions with outside vendors. The Company is addressing the Year 2000 impact by establishing processes for evaluating and managing the risks associated with this issue. Starting in 1996, the Company developed a plan to replace or upgrade nearly all of its computer systems to make them Year
2000 compliant. Through 1999, the total cost of this effort is estimated to be $19 million. Other software systems embedded in operating equipment such as elevators are also being replaced or upgraded. While the Company believes all necessary work will be completed in a timely fashion, there can be no guarantee that all systems will be compliant by the year 2000 within the estimated cost or that the systems of other companies and government agencies on which the Company relies will be converted timely.

Page 24 Nordstrom, Inc. and Subsidiaries

Management Discussion and Analysis

In view of the decrease in the Company's debt to capital ratio that occurred over time, the Board of Directors approved
$100 million common stock repurchase programs in May of 1995, November of 1996 and again in February of 1997.
The Company has repurchased 7,304,335 outstanding shares of its common stock under these programs.

Management and the Board of Directors continue to evaluate the Company's capital structure as a method to create value for the Company's shareholders. At the Board of Directors meeting in February, the Board approved an additional $400 million share repurchase program. Much of this share repurchase program will be financed through additional debt, which will increase the Company's debt to capital ratio. With strong cash flows and favorable interest rates, management believes that this program does not significantly increase the financial risk of the Company.

Graph - Square Footage by Market Area at End of 1997

The pie chart shows the percent of total square feet in each region and also gives the number of square feet for that region. Clockwise: California, 33.8%, 4,258,000; Northwest, 21.3%, 2,692,000; Midwest, 14.8%, 1,867,000; East Coast,
22.9%, 2,883,000; Rack, 6.8% 857,000; Other, .4%, 57,000;

Page 25 Nordstrom, Inc. and Subsidiaries

Consolidated Statements of Earnings

Dollars in thousands except per share amounts
                                                 % of               % of               % of
Year ended January 31,                     1998  sales        1997  sales        1996  sales
Net sales                            $4,851,624  100.0  $4,453,063  100.0  $4,113,517  100.0
                                     -----------------  -----------------  -----------------
Costs and expenses:

  Cost of sales and related
    buying and occupancy              3,295,813   67.9   3,082,037   69.2   2,806,250   68.2
  Selling, general and
    administrative                    1,322,929   27.3   1,217,590   27.3   1,120,790   27.2
  Interest, net                          34,250    0.7      39,400    0.9      39,295    1.0
  Service charge income and
    other, net                         (108,581)  (2.2)   (129,469)  (2.9)   (125,130)  (3.0)
                                      -----------------  -----------------  -----------------
Total costs and expenses              4,544,411   93.7   4,209,558   94.5   3,841,205   93.4
                                      -----------------  -----------------  -----------------
Earnings before income taxes            307,213    6.3     243,505    5.5     272,312    6.6
Income taxes                            121,000    2.5      96,000    2.2     107,200    2.6
                                      -----------------  -----------------  -----------------
Net earnings                          $ 186,213    3.8   $ 147,505    3.3   $ 165,112    4.0
                                      =================  =================  =================
Basic earnings per share                  $2.40              $1.82              $2.02
                                      =================  =================  =================
Diluted earnings per share                $2.40              $1.82              $2.01
                                      =================  =================  =================
Cash dividends paid per share              $.53               $.50               $.50
                                      =================  =================  =================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


Page 26 Nordstrom, Inc. and Subsidiaries

Consolidated Balance Sheets

Dollars in thousands

January 31,                                            1998              1997
Assets

Current assets:
  Cash and cash equivalents                      $   24,794        $   28,284
  Accounts receivable, net                          664,448           714,589
  Merchandise inventories                           826,045           719,919
  Prepaid income taxes and other                     79,710            69,607
                                                 ----------        ----------
Total current assets                              1,594,997         1,532,399
Property, buildings and equipment, net            1,252,513         1,152,454
Other assets                                         17,653            17,654
                                                 ----------        ----------
Total assets                                     $2,865,163        $2,702,507
                                                 ==========        ==========
Liabilities and Shareholders' Equity

Current liabilities:
  Notes payable                                  $  263,767        $  163,770
  Accounts payable                                  321,311           310,430
  Accrued salaries, wages and taxes                 205,273           189,697
  Accrued expenses                                   37,884            41,143
  Accrued income taxes                               13,242            13,045
  Current portion of long-term debt                 101,129            51,302
                                                 ----------        ----------
Total current liabilities                           942,606           769,387
Long-term debt                                      319,736           329,330
Deferred lease credits and other liabilities        127,763           130,598
Shareholders' equity                              1,475,058         1,473,192
                                                 ----------        ----------
Total liabilities and shareholders' equity       $2,865,163        $2,702,507
                                                 ==========        ==========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


Page 27 Nordstrom, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Dollars in thousands except per share amounts

Year ended January 31,                             1998           1997            1996
Common Stock
Authorized 250,000,000 shares, no par;
  issued and outstanding 76,259,052,
  79,634,977, and 81,113,144 shares
Balance at beginning of year                 $  183,398      $ 168,440      $  163,334
Issuance of common stock                         17,652         14,958           5,106
                                             -----------     ----------     ----------
Balance at end of year                          201,050        183,398         168,440
                                             -----------     ----------     ----------
Retained Earnings
Balance at beginning of year                  1,289,794       1,254,532      1,180,466
Net earnings                                    186,213         147,505        165,112
Cash dividends paid ($.53, $.50 and $.50
per share)                                      (41,168)        (40,472)       (41,001)

Purchase and retirement of common stock        (160,831)        (71,771)       (50,045)
                                             -----------     -----------    -----------
Balance at end of year                        1,274,008       1,289,794      1,254,532
                                             -----------     -----------    -----------
Total shareholders' equity                   $1,475,058      $1,473,192     $1,422,972
                                             ===========     ===========    ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


Page 28 Nordstrom, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
[CAPTION]

Dollars in thousands

Year ended January 31,                                 1998          1997          1996
Operating Activities

Net earnings                                       $186,213      $147,505      $165,112
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
     Depreciation and amortization                  159,725       156,122       134,347
     Change in:
        Accounts receivable, net                     50,141        (7,262)     (218,036)
        Merchandise inventories                    (106,126)      (93,616)        1,627
        Prepaid income taxes and other              (10,103)       (1,578)       (6,634)
        Accounts payable                             10,881        32,846         4,500
        Accrued salaries, wages and taxes            15,576         6,132        (6,526)
        Accrued expenses                             (3,259)        5,124         5,422
        Income tax liabilities                       (2,091)      (12,216)      (12,621)
        Deferred lease credits and other liabilities   (547)       15,824        54,743
                                                   ---------      --------     ---------
Net cash provided by operating activities           300,410       248,881       121,934
                                                   ---------     ---------     ---------

Investing Activities

Additions to property, buildings
and equipment, net                                 (259,935)     (204,278)     (252,876)
Other, net                                              (49)       (1,838)       (1,103)
                                                   ---------     ---------     ---------

Net cash used in investing activities              (259,984)     (206,116)     (253,979)
                                                   ---------     ---------     ---------

Financing Activities

Proceeds from accounts receivable securitization          -       186,600             -
Increase (decrease) in notes payable                 99,997       (68,731)      145,113
Proceeds from issuance of long-term debt             91,644        57,729       140,859
Principal payments on long-term debt                (51,210)     (117,311)      (75,967)
Proceeds from issuance of common stock               17,652        14,958         5,106
Cash dividends paid                                 (41,168)      (40,472)      (41,001)
Purchase and retirement of common stock            (160,831)      (71,771)      (50,045)
                                                   ---------     ---------     ---------

Net cash (used in) provided by financing
  activities                                        (43,916)      (38,998)      124,065
                                                   ---------     ---------     ---------

Net (decrease) increase in cash
  and cash equivalents                               (3,490)        3,767        (7,980)
Cash and cash equivalents at beginning of year       28,284        24,517        32,497
                                                   ---------     ---------     ---------
Cash and cash equivalents at end of year           $ 24,794      $ 28,284      $ 24,517
                                                   =========     =========     =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


Page 29 Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Dollars in thousands except per share amounts

Note 1: Summary of Significant Accounting Policies

The Company: Nordstrom, Inc. is a fashion specialty retailer offering a wide selection of high quality apparel, shoes and accessories for women, men and children, principally through 65 large specialty stores and 22 clearance stores. All of the Company's stores are located in the United States, with approximately 36% of its retail square footage located in the state of California.

The Company purchases a significant percentage of its merchandise from foreign countries, principally from the Far East. An event causing a disruption in imports from the Far East could have a material adverse impact on the Company's operations. In connection with the purchase of foreign merchandise, the Company has outstanding letters of credit totaling $77,397 at January 31, 1998.

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

(Note 1 continued)

Advertising: Costs for newspaper, television, radio and other media are generally expensed as incurred. Direct response advertising costs consisting primarily of catalog book production and printing costs are capitalized and amortized over the expected life of the catalog, not to exceed 6 months. Direct response advertising costs reported as prepaid assets are $3,648 at January 31, 1998. Total advertising expenses were $115,272,
$97,216 and $90,616 in 1997, 1996 and 1995.

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

Page 30 Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Note 1 continued)

Customer Accounts Receivable: In accordance with industry practices, installments maturing in more than one year or deferred payment accounts receivable are included in current assets.

Cash Management: The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 1998 and 1997 include $4,361 and $14,414 of checks drawn in excess of cash balances not yet presented for payment.

Deferred Lease Credits: Deferred lease credits are amortized on a straight-line basis over the life of the applicable lease.

Derivatives Policy: The Company limits its use of derivative financial instruments to the management of well-defined foreign currency and interest rate risks. Gains and losses related to hedges of anticipated transactions are deferred and recognized in operating results, or included in balance sheet amounts when the transaction occurs. The effect of these activities is not material to the Company's financial condition or results of operations. The Company has no off-balance sheet credit risk, and the fair value of derivative financial instruments at January 31, 1998 and 1997 is not material.

Fair Value of Financial Instruments: The carrying amount of cash equivalents and notes payable approximates fair value because of the short maturity of these instruments. The fair value of long-term debt, estimated using quoted market prices of the same or similar issues with the same remaining maturity, is approximately
$419,000 and $374,000 at January 31, 1998 and 1997.

Reclassifications: Certain reclassifications of prior year balances have been made for consistent presentation with the current year.


Note 2: Employee Benefits

The Company provides a profit sharing plan for employees. The plan is fully funded by the Company and is non-contributory except for employee contributions made under Section 401(k) of the Internal Revenue Code. Under this provision of the plan, the Company provides matching contributions up to a stipulated percentage of employee contributions. Company contributions to the profit sharing portion of the plan vest over a seven year period. The Company contribution is established each year by the Board of Directors and totaled $45,000, $36,000 and $40,000 in 1997, 1996 and 1995.


Note 3: Interest Expense

The components of interest expense are as follows:

Year ended January 31,              1998         1997         1996
Nordstrom, Inc.
   Short-term debt               $ 3,847      $   432      $    69
   Long-term debt                  4,263        4,247        8,635

Nordstrom Credit, Inc.
    Short-term debt                7,084       12,703       10,184
    Long-term debt                28,624       28,236       27,788
                                 --------     --------     --------
Total interest incurred           43,818       45,618       46,676
Less: Interest income             (1,221)      (1,395)      (2,204)
      Capitalized interest        (8,347)      (4,823)      (5,177)
                                 --------     --------     --------
Interest, net                    $34,250      $39,400      $39,295
                                 ========     ========     ========

Page 31 Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 4: Income Taxes
Income taxes consist of the following:

Year ended January 31,                1998         1997         1996
Current income taxes:
   Federal                        $ 98,464     $ 88,414     $ 94,855
   State and local                  18,679       18,150       19,649
                                  ---------    ---------    ---------
Total current
   income taxes                    117,143      106,564      114,504
                                  ---------    ---------    ---------
Deferred income taxes:
   Current                          (4,614)      (1,471)      (3,339)
   Non-current                       8,471       (9,093)      (3,965)
                                  ---------    ---------    ---------
Total deferred
   income taxes                      3,857      (10,564)      (7,304)
                                  ---------    ---------    ---------

Total income taxes                $121,000     $ 96,000     $107,200
                                  ========     ========     =========

A reconciliation of the statutory Federal income tax rate with the effective tax rate is as follows:

Year ended January 31,                1998         1997         1996
Statutory rate                       35.00%       35.00%       35.00%
State and local
   income taxes, net of
   Federal income taxes               4.17         4.32         4.39
Other, net                            0.21         0.10        (0.03)
                                     ------       ------       ------
Effective tax rate                   39.38%       39.42%       39.36%
                                     ======       ======       ======

(Note 4 continued)

Deferred income taxes result from temporary differences in the timing of recognition of revenue and expenses for tax and financial statement reporting as follows:

Year ended January 31,                1998         1997         1996
Tax basis depreciation              $  281     ($ 6,018)     ($2,620)
Accrued expenses                    (4,255)      (3,084)      (4,833)
Employee benefits                   10,278            -            -
Other                               (2,447)      (1,462)         149
                                    -------    ---------     --------
Total deferred
   income taxes                     $3,857     ($10,564)     ($7,304)
                                    =======    =========     ========

These items comprise substantially all of the deferred tax asset and liability balances.


Note 5: Earnings Per Share

In 1997 the Company adopted Statement of Financial Accounting
Standards No. 128 which requires disclosure of Basic and Diluted
Earnings Per Share. All prior period earnings per share data has been restated to comply with this Statement.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. Average shares outstanding were 77,486,280, 80,848,984, and 81,919,625 in 1997, 1996 and 1995.

Diluted earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year plus dilutive common stock equivalents consisting of shares subject to stock options. Average shares outstanding including dilutive shares were 77,675,148, 80,962,379, and 82,058,767 in 1997, 1996 and
1995.

Options with an exercise price greater than the average market price were not included in the computation of diluted earnings per share. These options totaled 151,811, 357,082 and 204,225 in 1997, 1996 and 1995.

Page 32 Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 6: Accounts Receivable

The components of accounts receivable are as follows:

January 31,                                1998          1997
Customers                              $672,246      $719,916
Other                                    22,586        21,466
Allowance for doubtful accounts         (30,384)      (26,793)
                                       ---------     ---------
Accounts receivable, net               $664,448      $714,589
                                       =========     =========

Credit risk with respect to accounts receivable is concentrated in the geographic regions in which the Company operates stores. At January 31, 1998 and 1997, approximately 40% and 43% of the Company's receivables were concentrated in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

Bad debt expense totaled $40,440, $51,352 and $39,589 in 1997, 1996 and 1995.

In August 1996, the Company transferred substantially all of its VISA credit card receivables (approximately $203,000) to a trust in exchange for certificates representing undivided interests in the trust. A Class A certificate with a market value of $186,600 was sold to a third party, and a Class B certificate, which is subordinated to the Class A certificate, was retained by the Company. The Company owns the remaining undivided interests in the trust not represented by the Class A and Class B certificates (the "Seller's Interest"). These transactions had no significant impact on the Company's earnings in 1996.

Cash flows generated from the receivables in the trust are, to the extent allocable to the investors, applied to the payment of interest on the Class A and Class B certificates, absorption of credit losses, and payment of servicing fees to the Company, which will continue to service the receivables for the trust. Excess cash flows revert to the Company. The Company's investment in the Class B certificate and the Seller's Interest totals $20,407 and $32,516 at January 31, 1998 and 1997,and is included in customer accounts receivable.

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


Note 7: Property, Buildings and Equipment

Property, buildings and equipment consist of the following
(at cost):

January 31,                           1998            1997
Land and land improvements      $   52,339      $   50,542
Buildings                          460,284         450,227
Leasehold improvements             825,950         740,802
Store fixtures and equipment       836,041         746,152
                                -----------     -----------
                                $2,174,614      $1,987,723
Less accumulated depreciation
   and amortization             (1,087,516)       (944,470)
                                -----------     -----------
                                 1,087,098       1,043,253
Construction in progress           165,415         109,201
                                -----------     -----------
Property, buildings and
   equipment, net               $1,252,513      $1,152,454
                                ===========     ===========

At January 31, 1998, the Company has contractual commitments of approximately $95,000 for construction of new stores.

At January 31, 1998, the net book value of property located in California is approximately $295,000. The Company does not carry earthquake insurance in California because of its high cost.

Page 33 Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 8: Notes Payable

A summary of notes payable is as follows:

Year ended January 31,       1998         1997         1996
Average daily short-
   term borrowings       $193,811     $242,033     $173,343
Maximum amount
   outstanding            278,471      345,738      303,072
Weighted average
   interest rate:
   During the year            5.6%         5.4%         5.9%
   At year-end                5.5%         5.3%         5.5%

At January 31, 1998, the Company has unsecured lines of credit with a group of commercial banks totaling $500,000 which are available as liquidity support for short-term debt, and expire in July 2002. The lines of credit agreements contain restrictive covenants which, among other things, require the Company to maintain a certain minimum level of net worth and a coverage ratio of no less than 2 to 1. The Company pays commitment fees for the lines in lieu of compensating balance requirements.


Note 9: Long-Term Debt

A summary of long-term debt is as follows:

January 31,                                1998           1997
Senior notes, 8.875%, due 1998         $ 50,000       $ 50,000
Medium-term notes,
  Nordstrom Credit, Inc.,
  6.875%-9.6%, due 1998-2002            253,350        211,000
Notes payable,
  Nordstrom Credit, Inc.,
  6.7%, due 2005                        100,000        100,000
Other                                    17,515         19,632
                                       ---------      ---------
Total long-term debt                    420,865        380,632
Less current portion                   (101,129)       (51,302)
                                       ---------      ---------
Total due beyond one year              $319,736       $329,330
                                       =========      =========

The senior note agreement contains restrictive covenants which, among other things, restrict dividends to shareholders to a formula amount. At January 31, 1998, approximately $856,388 of retained earnings is not restricted.

Aggregate principal payments on long-term debt are as follows:
1998-$101,129; 1999-$58,931; 2000-$58,626;
2001-$11,454; and 2002-$77,247.

In March of 1998 the Company issued $300,000 of fixed rate long-term debt.

Page 34 Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 10: Leases

The Company leases land, buildings and equipment under noncancelable lease agreements with expiration dates ranging from 1998 to 2080. Certain of the leases include renewal provisions at the Company's option. Most of the leases provide for additional rentals based upon specific percentages of sales and require the Company to pay for certain other costs.

Future minimum lease payments as of January 31, 1998 are as follows: 1998-$39,269; 1999-$36,611; 2000-$32,977;
2001-$30,505; 2002-$23,318; and thereafter-$199,284.

The following is a schedule of rent expense:

Year ended January 31,       1998         1997         1996
Minimum rent:
   Store locations        $16,869      $15,468      $15,864
   Offices, warehouses
      and equipment        17,811       17,815       17,309
Contingent rent:
   Store location
      percentage rent      12,542       13,673       13,741
   Common area costs,
      taxes and other       9,839        9,504        9,831
                          -------      -------      -------
Total rent expense        $57,061      $56,460      $56,745
                          =======      =======      =======


Note 11: Stock Options

The Company provides a non-qualified stock option plan for certain key employees. Options are issued at market value at the date of grant and become exercisable over a four-year period. The number of shares reserved for future stock option grants is 4,848,189 at January 31, 1998.

The Company has elected to follow the measurement provisions of Accounting Principles Board (APB) Opinion No. 25, under which no recognition of expense is required in accounting for its stock options. If the Company had elected to follow the measurement provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123") in accounting for its stock options, compensation expense would be recognized based on the fair value of the options at the date of grant. To estimate compensation expense which would be recognized under SFAS 123, the Company used the modified Black-Scholes option-pricing model with the following weighted-average assumptions for options granted in 1997, 1996 and 1995, respectively: risk-free interest rates of 5.4%, 6.4% and 5.5%; expected volatility factors of .32, .33 and .34; expected dividend yield of 1% for all years; and expected life of 5 years for 1997 and 7 years for 1996 and 1995. The weighted-average fair value of stock options granted was $18, $20 and $17 per share in 1997, 1996 and 1995.

If SFAS 123 were used to account for the Company's stock option plan, the pro forma effect on net earnings and earnings per share would be as follows:

Year ended January 31,         1998          1997          1996
Pro forma net earnings     $183,618      $145,603      $164,078
Pro forma basic
    earnings per share        $2.37         $1.80         $2.00
Pro forma diluted
    earnings per share        $2.36         $1.80         $2.00

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts as awards prior to 1995 are not included, and additional awards in future years are anticipated.

Page 35 Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Note 11 continued)

A summary of stock option activity follows:

                                                               Weighted-
                                                                 Average
                                      Shares              Exercise Price
Outstanding, February 1, 1995      1,878,250                         $35
   Granted                           419,080                          41
   Exercised                        (154,366)                         28
   Forfeited                         (41,625)                         39
                                   ----------             --------------

Outstanding, January 31, 1996      2,101,339                          36
   Granted                           372,122                          46
   Exercised                        (429,419)                         31
   Forfeited                        (184,289)                         40
                                   ----------             --------------

Outstanding, January 31, 1997      1,859,753                          39
   Granted                           346,382                          53
   Exercised                        (419,239)                         34
   Forfeited                         (86,095)                         44
                                   ----------             --------------
Outstanding, January 31, 1998      1,700,801                         $43
                                   =========              ==============

There were 879,732, 995,372 and 1,139,638 shares exercisable as of January 31, 1998, 1997 and 1996 with weighted-average exercise prices of $38, $36 and $33, respectively.


(Note 11 continued)

The following table summarizes information about stock options outstanding at January 31, 1998:

                                         Weighted-            Weighted-
                                           Average              Average
Range of                                 Remaining      Exercise Prices
Exercise Prices      Shares      Contractual Life
     $22-$36        472,346                     4                   $33
     $39-$48        939,385                     8                    43
     $51-$61        289,070                     9                    57
                  ---------      ----------------       ---------------
                  1,700,801                     7                   $43
                  =========      ================       ===============

The following table summarizes information about stock options exercisable at January 31, 1998:

Caption>
                                                              Weighted-
Range of                                                        Average
Exercise Prices                  Shares                  Exercise Price
     $22-$36                    472,346                             $33
     $39-$48                    377,928                              44
     $51-$61                     29,458                              55
                                -------                  --------------
                                879,732                             $38
                                =======                  ==============


Note 12: Supplementary Cash Flow Information

Supplementary cash flow information includes the following:

Year ended January 31,      1998          1997          1996
Cash paid during
   the year for:
    Interest (net
     of capitalized
     interest)          $ 35,351      $ 43,356      $ 42,248

     Income taxes        126,606       106,982       121,212

Page 36 Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 13: Credit Card and Financing Subsidiaries

Nordstrom National Credit Bank (the "Bank"), a wholly owned subsidiary of the Company, issues a credit card for use in Company stores, and in 1994 introduced a VISA card. Nordstrom Credit, Inc., also a wholly owned subsidiary, finances all receivables generated through the use of the proprietary card, and until August 1996, the VISA card. In August 1996, substantially all of the outstanding VISA receivables were transferred to a trust in connection with a securitization of the receivables. As a result of this transaction, Nordstrom Credit, Inc. no longer purchases and finances receivables generated through the use of the Bank's VISA card except to the extent that it maintains its interests in the Class B certificate and the Seller's Interest. The Bank securitizes all new VISA receivables through the trust.

Condensed combined financial information of these subsidiaries is as follows:

Year ended January 31,         1998          1997          1996
Service charge income      $108,582      $128,240      $122,973
Other income                 18,449        17,823        14,799
                           --------      --------      --------
  Total revenue            $127,031      $146,063      $137,772
                           --------      --------      --------
Net earnings               $ 27,944      $ 31,518      $ 23,835
                           ========      ========      ========

(Note 13 continued)

January 31,                             1998           1997
Assets:
   Cash and cash equivalents        $ 20,184       $ 24,374
   Accounts receivable, net          641,761        693,124
   Other assets                        7,434          7,846
                                    --------       --------
Total assets                        $669,379       $725,344
                                    ========       ========

Liabilities and investment of
   Nordstrom, Inc.:
      Notes payable:
         Nordstrom, Inc.                   -       $ 54,000
         Other                      $158,020        163,770
      Accounts payable and
         accrued liabilities          24,068         65,576
      Long-term debt                 353,350        311,000
      Investment of
         Nordstrom, Inc.             133,941        130,998
                                    --------       --------

Total liabilities and investment
   of Nordstrom, Inc.               $669,379       $725,344
                                    ========       ========

Page 37 Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 14: Selected Quarterly Data (unaudited)

Year ended January 31, 1998  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter       Total
Net sales                       $953,747   $1,353,345   $1,089,784   $1,454,748  $4,851,624
Gross profit                     307,235      428,991      365,703      453,882   1,555,811
Earnings before income taxes      53,349       96,686       59,645       97,533     307,213
Net earnings                      32,349       58,586       36,145       59,133     186,213
Basic and diluted
earnings per share                   .41          .76          .47          .76        2.40
Dividends per share                 .125         .125          .14          .14         .53

Year ended January 31, 1997  1st Quarter  2nd Quarter  3rd Quarter  4th Quarter       Total
Net sales                       $905,962   $1,241,464     $984,440   $1,321,197  $4,453,063
Gross profit                     288,850      379,576      319,062      383,538   1,371,026
Earnings before income taxes      42,897       74,081       55,736       70,791     243,505
Net earnings                      25,897       44,781       34,036       42,791     147,505
Basic and diluted
earnings per share                   .32          .55          .42          .53        1.82
Dividends per share                 .125         .125         .125         .125         .50

Page 38 Nordstrom, Inc. and Subsidiaries

Management and Independent Auditors' Report

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

John A. Goesling
Executive Vice President and Chief Financial Officer


Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries as of January 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1998, in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
Seattle, Washington; March 17, 1998

Page 39 Nordstrom, Inc. and Subsidiaries

Ten Year Statistical Summary

Dollars in thousands except square footage and per share amounts

Year ended January 31,          1998        1997        1996        1995        1994         1993
Financial Position
  Customer accounts
    receivable, net         $641,862    $693,123    $874,103    $655,715    $565,151     $584,379
  Merchandise inventories    826,045     719,919     626,303     627,930     585,602      536,739
  Current assets           1,594,997   1,532,399   1,612,776   1,397,713   1,314,914    1,219,844
  Current liabilities        942,606     769,387     818,523     679,652     618,154      503,015
  Working capital            652,391     763,012     794,253     718,061     696,760      716,829
  Working capital ratio         1.69        1.99        1.97        2.06        2.13         2.43
  Property, buildings and
    equipment, net         1,252,513   1,152,454   1,103,298     984,195     845,596      824,142
  Long-term debt             420,865     380,632     439,943     373,910     438,574      481,945
  Debt/capital ratio           31.70       26.98       32.09       25.56       29.11        33.09
  Shareholders' equity     1,475,058   1,473,192   1,422,972   1,343,800   1,166,504    1,052,031
  Shares outstanding      76,259,052  79,634,977  81,113,144  82,244,098  82,059,128   81,974,797
  Book value per share         19.34       18.50       17.54       16.34       14.22        12.83
  Total assets             2,865,163   2,702,507   2,732,619   2,396,783   2,177,481    2,053,170

Operations
  Net sales                4,851,624   4,453,063   4,113,517   3,894,478   3,589,938    3,421,979
  Costs and expenses:
    Cost of sales and
    related buying and
    occupancy              3,295,813   3,082,037   2,806,250   2,599,553   2,469,304    2,339,107
    Selling, general and
      administrative       1,322,929   1,217,590   1,120,790   1,023,347     940,579      902,083
    Interest, net             34,250      39,400      39,295      30,664      37,646       44,810
    Service charge income
      and other, net        (108,581)   (129,469)   (125,130)    (94,644)    (88,509)    (86,140)
  Total costs and expenses 4,544,411   4,209,558   3,841,205   3,558,920   3,359,020   3,199,860
  Earnings before income
    taxes                    307,213     243,505     272,312     335,558     230,918     222,119
  Income taxes               121,000      96,000     107,200     132,600      90,500      85,500
  Net earnings               186,213     147,505     165,112     202,958     140,418     136,619
  Basic earnings per share      2.40        1.82        2.02        2.47        1.71        1.67
  Diluted earnings per share    2.40        1.82        2.01        2.46         1.71       1.67
  Dividends per share            .53         .50         .50        .385          .34        .32
  Net earnings as a percent
   of net sales                 3.84%       3.31%       4.01%       5.21%        3.91%      3.99%
  Return on average
    shareholders' equity       12.63%      10.19%      11.94%      16.17%       12.66%     13.72%
  Sales per square foot
    for Company-operated
    stores                       384         377         382         395          383        381

Stores and Facilities
  Company-operated stores         92          83          78          76           74         72
  Total square footage    12,614,000  11,754,000  10,713,000   9,998,000    9,282,000  9,224,000

Page 40 Nordstrom, Inc. and Subsidiaries

Dollars in thousands except square footage and per share amounts

Year ended January 31,          1992        1991        1990        1989
Financial Position
  Customer accounts
   receivable, net          $585,490    $558,573    $519,656     $465,929
  Merchandise inventories    506,632     448,344     419,976      403,795
  Current assets           1,177,638   1,090,379   1,011,148      913,986
  Current liabilities        547,002     546,084     485,883      445,620
  Working capital            630,636     544,295     525,265      468,366
  Working capital ratio         2.15        2.00        2.08         2.05
  Property, buildings and
   equipment, net            856,404     806,191     691,937      594,038
  Long-term debt             511,000     489,172     468,412      389,216
  Debt/capital ratio           40.74       43.59       43.78        43.12
  Shareholders' equity       939,231     826,410     733,250      639,941
  Shares outstanding      81,844,227  81,737,910  81,584,710   81,465,027
  Book value per share         11.48       10.11        8.99         7.86
  Total assets             2,041,875   1,902,589   1,707,420    1,511,703

Operations
  Net sales                3,179,820   2,893,904   2,671,114    2,327,946
  Costs and expenses:
    Cost of sales and
      related buying and
      occupancy            2,169,437   2,000,250   1,829,383    1,563,832
    Selling, general and
      administrative         831,505     747,770     669,159      582,973
    Interest, net             49,106      52,228      49,121       39,977
    Service charge income
      and other, net         (87,443)    (84,660)    (55,958)     (57,268)
  Total costs and expenses 2,962,605   2,715,588   2,491,705    2,129,514
  Earnings before income
    taxes                    217,215     178,316     179,409      198,432
  Income taxes                81,400      62,500      64,500       75,100
  Net earnings               135,815     115,816     114,909      123,332
  Basic earnings per share      1.66        1.42        1.41         1.51
  Diluted earnings per share    1.66        1.42        1.40         1.51
  Dividends per share            .31         .30         .28          .22
  Net earnings as a percent
    of net sales                4.27%       4.00%       4.30%        5.30%
  Return on average
    shareholders' equity       15.38%      14.85%      16.74%       21.03%
  Sales per square foot
    for Company-operated
    stores                       388         391         398          380

Stores and Facilities
  Company-operated stores         68          63          59           58
  Total square footage     8,590,000   7,655,000   6,898,000    6,374,000


Page 41 Nordstrom, Inc. and Subsidiaries

Officers, Directors and Committees
Chairman
John J. Whitacre
45, Chairman of the Board of Directors

Co-Presidents
Blake W. Nordstrom
37, Co-President
Erik B. Nordstrom
34, Co-President
J. Daniel Nordstrom
35, Co-President
James A. Nordstrom
36, Co-President
Peter E. Nordstrom
35, Co-President
William E. Nordstrom
34, Co-President

Executive Vice Presidents
Jammie Baugh
44, Executive Vice President
Northwest General Manager
Gail A. Cottle
46, Executive Vice President
Product Development
John A. Goesling
52, Executive Vice President and Treasurer
Jack F. Irving
53, Executive Vice President
Faconnable
Robert J. Middlemas
41, Executive Vice President
Midwest General Manager
James R. O'Neal
39, Executive Vice President
California General Manager
Martha S. Wikstrom
41, Executive Vice President
East Coast General Manager

Vice Presidents
Laurie M. Black
38, Vice President
Women's Specialized Apparel Divisional Merchandise Manager
Northwest and California Group
Dale C. Crichton
49, Vice President
Cosmetics Corporate Merchandise Manager
Joseph V. Demarte
46, Vice President
Human Resources
Annette S. Dresser
37, Vice President
Bridge Apparel Divisional Merchandise Manager
Northwest Group
Tamela J. Hickel
37, Vice President
Southeast Regional Manager of Stores
Darrel J. Hume
50, Vice President
Midwest Regional Manager of Stores
David P. Lindsey
48, Vice President
Store Planning
David L. Mackie
49, Vice President
Legal and Real Estate
Jack H. Minuk
43, Vice President
Women's Shoes Corporate Merchandise Manager
Charles T. Mitchell
50, Vice President
Information Services
Suzanne R. Patneaude
51, Vice President
Designer Apparel Corporate Merchandise Manager
Joel T. Stinson
48, Vice President
Operations
Susan A. Wilson Tabor
52, Vice President
The Rack
Karen E. Purpur
54, Secretary

Page 42 Nordstrom, Inc. and Subsidiaries

Directors
Philip M. Condit
56, Director; Chairman and CEO, The Boeing Company
Seattle, WA
D. Wayne Gittinger
65, Director; Partner, Lane Powell Spears Lubersky
Seattle, WA
Enrique Hernandez, Jr.
42, Director; President and CEO,
Inter-Con Security Systems, Inc.
Pasadena, CA
Charles A. Lynch
70, Director; Chairman, Fresh Choice, Inc.
Santa Clara, CA
Ann D. McLaughlin
56, Director; Chairman, The Aspen Institute
Aspen, CO
John A. McMillan
66, Director
Bruce A. Nordstrom
64, Director
John N. Nordstrom
60, Director
Alfred E. Osborne, Jr.
53, Director; Director of the Harold Price Center for Entrepreneurial Studies and Associate
Professor of Business Economics,
The Anderson School at UCLA
Los Angeles, CA
William D. Ruckelshaus
65, Director; A Principal in Madrona Investment
Group, LLC
Seattle, WA
Elizabeth Crownhart Vaughan
69, Director; President, Salar Enterprises
Portland, OR
John J. Whitacre
45, Chairman of the Board of Directors

Committees
Executive
John A. McMillan
Bruce A. Nordstrom
John N. Nordstrom

Audit
Philip M. Condit
Enrique Hernandez, Jr.
Charles A. Lynch
Ann D. McLaughlin
Alfred E. Osborne, Jr., Chair
William D. Ruckelshaus
Elizabeth Crownhart Vaughan

Compensation and Stock Option
D. Wayne Gittinger
Ann D. McLaughlin
John A. McMillan
Alfred E. Osborne, Jr.
William D. Ruckelshaus, Chair
Elizabeth Crownhart Vaughan

Finance
Philip M. Condit, Chair
John A. Goesling - ex officio
Enrique Hernandez, Jr.
Charles A. Lynch
John N. Nordstrom
Alfred E. Osborne, Jr.

Corporate Governance and Nominating
D. Wayne Gittinger, Chair
Charles A. Lynch
Ann D. McLaughlin
William D. Ruckelshaus
Elizabeth Crownhart Vaughan

Profit Sharing and Benefits
Joseph V. Demarte, Chair
D. Wayne Gittinger
J. Daniel Nordstrom
Peter E. Nordstrom
John J. Whitacre

Page 43 Nordstrom, Inc. and Subsidiaries

Retail Store Facilities

The following table sets forth certain information with respect to each of the stores operated by the Company.
The Company also operates seven distribution centers and leases other space for administrative functions.

                                       Present
                      Year opened    total store
Location              or acquired    area/sq. ft
California Group
South Coast Plaza            1978        235,000
Brea Mall                    1979        195,000
Los Cerritos Center          1981        122,000
Fashion Valley Center        1981        156,000
Hillsdale Shopping Center    1982        149,000
Glendale Galleria            1983        147,000
University Towne Centre      1984        130,000
Topanga Plaza                1984        154,000
Stanford Shopping Center     1984        187,000
Broadway Plaza               1984        193,000
The Village at Corte Madera  1985        116,000
Westside Pavilion            1985        150,000
Horton Plaza                 1985        151,000
The Galleria at South Bay    1985        161,000
Montclair Plaza              1986        134,000
North County Fair            1986        156,000
Valley Fair                  1987        165,000
MainPlace Mall               1987        169,000
Stonestown Galleria          1988        174,000
Downtown San Francisco       1988        350,000
Arden Fair                   1989        190,000
Stoneridge Mall              1990        173,000
Paseo Nuevo                  1990        186,000
The Galleria at Tyler        1991        164,000
Santa Anita                  1994        151,000


                                         Present
                      Year opened    total store
Location              or acquired    area/sq. ft
East Coast Group
Tysons Corner Center         1988        253,000
The Fashion Centre
  at Pentagon City           1989        241,000
Garden State Plaza           1990        282,000
Montgomery Mall              1991        225,000
Menlo Park Mall              1991        266,000
Freehold Raceway Mall        1992        174,000
Towson Town Center           1992        205,000
Annapolis Mall               1994        162,000
The Mall at Short Hills      1995        188,000
The Westchester              1995        219,000
King of Prussia              1996        238,000
Westfarms                    1997        189,000
Roosevelt Field              1997        241,000

Midwest Group
Oakbrook Center              1991        249,000
Mall of America              1992        240,000
Old Orchard                  1994        209,000
Woodfield Shopping Center    1995        215,000
Circle Centre Mall           1995        216,000
Dallas Galleria              1996        249,000
Somerset Collection North    1996        258,000
Beachwood Place              1997        231,000

Page 44 Nordstrom, Inc. and Subsidiaries

                                       Present
                      Year opened    total store
Location              or acquired    area/sq. ft

Northwest Group
Downtown Seattle <fn1>       1963        245,000
Lloyd Center                 1963        150,000
Northgate Mall               1965        122,000
Tacoma Mall                  1966        134,000
Downtown Portland            1966        174,000
Bellevue Square              1967        285,000
Southcenter Mall             1968        170,000
Yakima                       1972         44,000
Spokane                      1974        121,000
Washington Square            1974        189,000
Anchorage                    1975         97,000
Vancouver Mall               1977         71,000
Alderwood Mall               1979        127,000
Salem Center                 1980         71,000
Crossroads Plaza             1980        140,000
Fashion Place Mall           1981        110,000
Clackamas Town Center        1981        121,000
Ogden City Mall              1982         76,000
Park Meadows                 1996        245,000

Other
Faconnable-New York          1993         10,000
Faconnable-Beverly Hills     1997         17,000
Faconnable-South Coast Plaza 1997          8,000
Ala Moana-Women's            1997         14,000
Ala Moana-Men's              1997          8,000

<fn1>
1     Excludes approximately 23,000 square feet of corporate and administrative offices.



                                       Present
                      Year opened    total store
Location              or acquired    area/sq. ft

Rack Group
Clackamas Rack               1983         28,000
Metro Point Rack             1983         50,000
Woodland Hills Rack          1984         48,000
Alderwood Rack               1985         25,000
Mission Valley Rack          1985         57,000
Downtown Portland Rack       1986         19,000
Chino Town Square Rack       1987         30,000
280 Metro Center Rack        1987         31,000
Downtown Seattle Rack        1987         42,000
Bellis Fair Rack             1990         20,000
Marina Square Rack           1990         44,000
Potomac Mills Rack           1990         46,000
Sugarhouse Center Rack       1991         31,000
Towson Rack                  1992         31,000
City Place Rack              1992         37,000
Last Chance                  1992         48,000
Franklin Mills Rack          1993         43,000
Woodfield Rack               1994         45,000
SuperMall Rack               1995         48,000
Village Square Rack          1996         40,000
Factoria Rack                1997         46,000
The Mall at the Source Rack  1997         48,000

Page 45 Nordstrom, Inc. and Subsidiaries

Shareholder Information

Independent Auditors
Deloitte & Touche LLP

Counsel
Lane Powell Spears Lubersky

Transfer Agent and Registrar
ChaseMellon Shareholder Services
Telephone (800) 522-6645

General Offices
1501 Fifth Avenue, Seattle, WA 98101-1603
Telephone (206) 628-2111

Annual Meeting
May 19, 1998 at 11:00 a.m. Pacific Daylight Time
The Ritz Carlton
San Francisco, CA

Form 10-K
The Company's Annual Report to the Securities and Exchange
Commission on Form 10-K for the year ended January, 31, 1998 will be provided to shareholders upon written request to:
Investors Relations, Nordstrom, Inc.,
P.O. Box 2737
Seattle, WA 98111
or by calling (206) 233-6301.

Shareholder Information Line
In order to provide our shareholders with information about the Company in a more timely manner, we have established a shareholder information line.
To obtain the latest financial releases and updates as soon as they are available, call 1-800-667-3920.

Page 46 Nordstrom, Inc. and Subsidiaries


Appendix

Graph                                                                Page
----------------------------------------

Net Sales                                                             2

Net Earnings                                                          2

Percentage of 1997 Sales by Merchandise Category                     22

Investing and Operating Cash Flows                                   24

Square Footage by Market Area at end of 1997                         25