Form 10-K, Exhibit 13
period 1999-01-31
NORDSTROM INC
filed 1999-03-23
CIK 72333

Exhibit 13.1
Portions of the 1998 Annual Report to Shareholders

Financial Highlights

Dollars in thousands except per share amounts
Fiscal Year 					      1998			1997		% Change
Net sales					$5,027,890		 $4,851,624		 +3.6
Earnings before income taxes		   337,723		    307,213		 +9.9
Net earnings					   206,723		    186,213		+11.0
Basic and diluted earnings per share	      1.41			1.20		+17.5
Cash dividends paid per share		       .30			.265		+13.2

Stock Prices

Fiscal Year 					1998				1997
					high		low		high		low
First Quarter				33 9/16	25 1/8		19 7/8		16 15/16
Second Quarter			40 3/8		30 1/8		29 13/16	19 5/8
Third Quarter				39 1/2		22		34 3/32	26 3/16
Fourth Quarter			44 1/8		27 1/16	32 7/8		21 55/128

Nordstrom, Inc. common stock is traded over-the-counter and quoted daily in leading financial publications. NASDAQ Symbol-NOBE.

Graph - Net Sales
The vertical bar graph compares net sales for the past ten years. Beginning with the oldest fiscal year on the left, net sales (dollars are in millions) were as follows: 1989-$2,671; 1990-$2,894; 1991-$3,180; 1992-$3,422;
1993-$3,590; 1994-$3,894; 1995-$4,114; 1996-$4,453; 1997-$4,852; 1998-$5,028.

Graph - Net Earnings
The vertical bar graph compares net earnings for the past ten years. Beginning with the oldest fiscal year on the left, net earnings (dollars are in millions) were as follows: 1989 -$114.9; 1990-$115.8; 1991-$135.8;
1992-$136.6; 1993-$140.4; 1994-$203.0; 1995-$165.1; 1996-$147.5; 1997-$186.2;
1998-$206.7.

To Our Shareholders and Employees

As anticipated, 1998 was a pivotal year. We purposely tested our capabilities in planning disciplines and merchant fitness. Coupled with other initiatives that you will hear more about later, this effort reaped solid financial benefits. While we continue to make progress in many aspects of the business, much work remains. Having found the courage, patience and fortitude to embrace this new posture, we are now in a position to move forward more aggressively and offensively. The intent of our current reorganization is straightforward: by the end of our 100th year, in 2001, our ambition is to rank - based upon total shareholder return - in the top quartile of our retail peer group.

Obviously, accomplishing this goal will be a challenge. Effecting change takes time and persistence. A company-wide dedication to learning new practices is currently under way. But our commitment to execute the necessary adjustments must not sacrifice fundamental company values. All that is good about Nordstrom, such as our emphasis on quality products, our faith in people, our strength in teamwork, and our commitment to ethical behavior, should be strengthened from these ongoing initiatives.

Prior to a discussion of what lies ahead, let's review financial highlights from the most recent year:

	Total revenues increased to $5.0 billion, up 3.6 percent.
	In May, our Board of Directors approved a 2-for-1 stock split, the third in the last 15 years.
	Market capitalization expanded 52.5 percent to $5.9 billion.
	Net earnings rose 11.0 percent to $206.7 million.
	Basic and diluted earnings per share increased to $1.41, up 17.5 percent.

Our story, a type of retail authority that we call "The Nordstrom Experience," is based upon quality people and quality products. Future success will require higher levels of quality in every detail of our business operation. Therefore, we will focus on the consistent delivery of products, product knowledge, service, and pricing that collectively form a superior offer relative to our competitors. Our goal is for every customer to trust and rely upon Nordstrom as its specialty retail provider. We want customer relationships that depend upon us as a continuing resource. We intend to differentiate Nordstrom even more with our talented, ambitious workforce that appreciates fashion and works to improve service one customer at a time.

Our aim, then, is to constantly attract and retain people with a passion for retailing and serving every customer. We want knowledgeable individuals who personalize customer interaction and make shopping fun and rewarding. To that end, we are reviewing existing roles and responsibilities throughout the company. In October of this year, Michael A. Stein, who worked nearly ten years for Marriott International, joined Nordstrom as Executive Vice President and Chief Financial Officer.

We are making changes to match meaningful career opportunities with the proper combinations of skills and experience. Performance measures, information systems development, and incentives are all geared to provide our employees with the tools and incentives they need in order to bring value to our customers and shareholders.

In an effort to balance work/life demands, operating hours were intentionally reduced in 1998, especially during the fourth quarter. In addition, all stores are now closed on January 1st and July 4th. We regularly review our employee benefit programs. We want to ensure that we remain competitive and that the right choices are in place to fit the changing needs of our current and future workforce. Company contributions to the Nordstrom

Profit Sharing and 401(k)
plans reached $50 million in 1998, and climbed to $171 million over the last four years. This year the company contributed more than $2,000 per employee for participants in both plans, making us a leader in our industry. We also recently increased participation in the stock option program so that it includes more management employees. These improvements are important to the health of our operation and are required steps to retain and attract future Nordstrom leaders.

On Friday morning, August 21, 1998, more than five thousand enthusiastic customers filled the streets of downtown Seattle. Our hometown store was about to open in a beautifully restored building. This opening was remarkable and gratifying. If it's true that every picture tells a story, then Mr. Carlos Gonzalez of the Seattle Times did a masterful job in capturing the essence of this historic and sentimental occasion. His photo can be found in the center of this report.

Nordstrom continued to expand its national presence and reach more new customers. Last year, the Company opened three new full-line stores:
Perimeter Mall, in Atlanta, Georgia; Oak Park Mall, in Overland Park,
Kansas; and Fashion Square, in Scottsdale, Arizona. We also added four new Rack clearance stores: Westgate Mall, in San Jose, California; Meadows Market Place, in Littleton, Colorado; Mall of America, in Bloomington, Minnesota; and Tanasbourne Towne Center, in Beaverton, Oregon. Overall, we added approximately one million additional feet of selling space, an eight percent increase over 1997.

This year we plan to open four new full-line stores: Norfolk, Virginia; Providence, Rhode Island; Mission Viejo, California; and Columbia, Maryland. We will also relocate our existing Spokane store within River Park Square, in downtown Spokane, Washington. Additionally, three Rack stores are planned, including one in Sacramento, California and another in Brea, California, along with the relocation of an existing Rack in Lynnwood, Washington. Altogether, this creates over

800,000 square feet of additional selling space in 1999. After this year, the pace of full-line and Rack store growth begins to accelerate. Somewhere between ten and fifteen full-line stores and four to six Rack stores are currently scheduled to open during 2000 and 2001. This growth represents approximately 3.0 to 4.0 million additional square feet of retail store over the period 1999 through 2001.

We are working to build quality options for our customers. They are based on the convergence of multiple shopping channels and the identification of three specific dimensions in which we want to compete as a leader: convenience, price and shopping as a format of entertainment. We are not interested in dictating where our customer will shop. Rather, we are building an organization that will be where our customers want us to be.

To this end, we are working to develop solid shopping options - The Nordstrom Experience - through our full-line store, Rack store, Catalog and Internet operations. Full-line stores will strive to create a traditional and comfortable shopping environment centered on people, products and entertainment. Our Rack locations offer a similar opportunity to access a quality mix of Nordstrom products and branded fashion at a lower price. Nordstrom The Catalog, along with our newer catalog, Nordstrom Second Nature, and our even newer web site, offer convenient access any time, from anywhere. With our state-of-the-industry fulfillment center in Cedar Rapids, Iowa, we are positioned to deliver merchandise to our growing family of customers anywhere in the world within two days. Accordingly, we continued to expand Catalog operations during this last year and experienced a 31 percent increase in sales volume. But even with that sales growth, it was a tough year for our Catalog division, as it was for the direct mail industry as a whole. Inventories were excessively high for the first half of the year, and early fall and winter sales grew at a slower rate than our expectations. The combination of higher markdowns in the early part of the year, with lower sales growth in the third and fourth quarters, had an adverse impact on the performance of this important new business.

In October, we launched the www.nordstrom.com web site. As a new venture, we are concentrating on execution and reliability. We want to build trust through each of these convenient new customer access channels. Recently we expanded our merchandise selection on the site to include all Nordstrom The Catalog items, bringing our current on-line offerings to more than 60,000 units. As we continue to learn, we expect to refine and eventually expand services on the site based upon feedback from customers.

Another noteworthy development is our investments in Streamline, Inc. and Scotty's Home Market. Streamline is based in Boston; Scotty's is located outside of Chicago. Both companies are in the home delivery relationship business. Each provides services for time-starved consumers who are searching for better ways to organize the tasks of grocery shopping, dry cleaning, video rental and other basic weekly errands. Our intent at this point is to learn all we can about this access channel. Again, we want to be where our customers want us to be.

Currently our company is researching the best way, at every level, to match performance measures with incentives. We want to ensure that accountability is aligned with authority. The fundamental principle is that investment decisions will be based on their ability to create value over time. Performance measures are being developed to support this objective.

As we establish the proper performance measures, we also will develop systems that provide accurate information quickly at all levels throughout the company. Our people want to be smarter and faster. They need tools that encourage informed innovation and quick response to trends.

We took a firm step in this direction during the past year with the introduction of a new merchandise planning system, which allows easier on-line access to information that is critical to our buyers. Continued progress is required in this area. Our objectives are to provide customer experiences that are unique to Nordstrom, and to dramatically increase productivity throughout the company.

Going forward, we believe that our success as an organization will depend upon our ability to consistently provide The Nordstrom Experience regardless of market or medium, and to create value with quality people, quality products and quality growth across all stakeholder groups. We believe customers want special experiences, convenience, and value for their purchases. Employees want respect, the freedom to perform their jobs, rewards for their effort, and opportunities to pursue careers. Communities want Nordstrom to participate in making where we work and live a better place. And finally, shareholders expect Nordstrom to be a great retailer AND a great investment.

These next twelve to twenty-four months will be important ones for us. Reaching the top quartile in total shareholder return within our retail peer group by fiscal year 2002 will require steady improvement. We recognize the need to manage our business for financial results in the near term, in addition to building for the long term. In this interim period, some of what we gain will need to be reinvested in our business. The need to perform short-term and grow long-term is delicate. We will do our best to maintain the appropriate balance as we go forward.

Recently, Nordstrom was listed as the second most-respected retailer in the world by the Financial Times. Working Woman magazine rated Nordstrom as the ninth best place for career women to work in America. Catalyst ranked Nordstrom among the top companies in America with women in key executive positions. On Fortune magazine's list of 100 best places to work in America, Nordstrom ranked 98th. Earlier last year, Fortune's list of best places to work for Asians, Blacks and Hispanics placed Nordstrom 37th, and its annual survey of most admired companies listed

Nordstrom 125th. Finally, this past November, Consumer Reports magazine, in a nationwide survey of more than sixty retail organizations, ranked Nordstrom first in overall quality, service and value.

Nordstrom has been an enthusiastic supporter of the United Way for most of our history. This past year we made a decision to improve our campaign effort, especially at the leadership levels. Since United Way has always represented our core community effort, we felt that the executives in the company needed to appreciate their role in setting an example. The response was meaningful. This year's campaign increased our nationwide Nordstrom pledges to United Way by more than 22%.

As we look to the future, we contemplate the view of Mr. Gonzalez's photo taken on the morning of our downtown Seattle opening. The picture reminds us that Nordstrom is unique. We feel a deep responsibility to current and former employees, who built our Company's reputation - our story - over these past ninety-eight years. We believe this photo represents something special that is good, and that must be preserved, while we do everything within our ability to achieve our ambitious goals.

Sincerely,

John J. Whitacre
Chairman and Chief Executive Officer

Nordstrom, Inc. and Subsidiaries

Management's Discussion and Analysis

The following discussion and analysis reviews the past three years, as well as additional information on future expectations and trends. Some of the information in this annual report, including anticipated store openings, planned capital expenditures and trends in company operations, are forward looking statements which are subject to risks and uncertainties. Actual future results and trends may differ materially depending upon a variety of factors, including but not limited to, the Company's ability to predict fashion trends, consumer apparel buying patterns, the Company's ability to control costs and expenses, trends in personal bankruptcies and bad debt write-offs, employee relations, adverse weather conditions and other hazards of nature such as earthquakes and floods, the Company's ability to continue its expansion plans, and the impact of ongoing competitive market factors. This discussion and analysis should be read in conjunction with the basic consolidated financial statements and the Ten-Year Statistical Summary.

Overview

In 1998 Nordstrom, Inc. (the "Company") achieved record sales and net earnings. The Company's strategy of managing for value, which includes controlling inventory levels, better aligning authority and accountability throughout the organization, and an increased focus on capital productivity contributed to the strong financial results. Cash flow from operations was sufficient to fund the Company's continued growth. The Company opened three new full-line stores and four new Rack stores in the fiscal year ended January 31, 1999. The Company also expanded a full-line store and relocated its downtown Seattle, Washington, flagship store. During the year the Company also expanded its presence in the internet marketplace with the launching of the www.nordstrom.com web site. While not yet a significant contributor to operating results, this distribution channel provides another strategic avenue for the Company to serve its customers.

Results of Operations

Sales

The Company achieved modest sales increases in 1998. The components of the percentage change in sales for each of the past three years are as follows:

Fiscal Year						 1998		1997		1996
------------------------------------------------------------------------------
Sales in comparable stores
   (open at least fourteen months)		(2.6%)		3.8%		0.6%
Sales in new stores					 5.2%		3.9%		7.0%
Direct sales catalog				 1.0%		1.2%		0.7%
------------------------------------------------------------------------------
Total percentage increase				 3.6%		8.9%		8.3%

The decrease in comparable store sales in 1998 was attributable to management's focus on controlling inventory levels which resulted in lower, but more profitable, sales. In 1997, comparable store sales growth reflected the strong economic environment and a positive reaction to changes in the merchandise mix in the women's apparel departments which occurred in mid-1996. In 1996, the Company changed the merchandise mix in most of its women's apparel departments in response to changing customer profiles and vendor product offerings, resulting in sales decreases in many of the departments.

"Sales in new stores" includes sales from stores open fourteen months or less. New stores are generally not as productive as "Comparable stores" because the customer base and traffic patterns of each store are developed over time.

The direct sales catalog division continued to contribute to the Company's sales growth with sales of $205 million, $156 million and $103 million in 1998, 1997 and 1996.

The Company's average price varied increased slightly over the past three years, due primarily to changes in the merchandise mix. Inflation in overall merchandise costs and prices has not been significant during the past three years.

Nordstrom, Inc. and Subsidiaries

Management's Discussion and Analysis

Graph - Percentage of 1998 Sales by Merchandise Category
The pie chart depicts each merchandise category and its percent of total sales. Clockwise: Shoes - 19%; Men's Apparel and Furnishings - 18%; Women's Accessories - 20%; Children's Apparel and Accessories - 4%; Women's Apparel 37%; Other - 2%.

Sales by major merchandise category have changed only slightly over the past three years.

Cost of sales and related buying and occupancy

Cost of sales and related buying and occupancy expenses as a percentage of net sales were 66.5% in 1998, 67.9% in 1997 and 69.2% in 1996.

The 1998 decrease, as a percentage of net sales, was due primarily to higher merchandise margins resulting from favorable pricing strategies and from the Company's increased focus on managing inventory levels, which resulted in lower markdowns. A decrease in buying costs due to efficiencies gained through restructuring of certain buying responsibilities also contributed to the improvement. The decreases in cost of sales and buying costs were partially offset by increased occupancy costs related to new and remodeled stores.

The 1997 decrease, as a percentage of net sales, was due to higher merchandise margins. Initial markups were higher and markdowns were lower, reflecting a recovery from the impact of the changes in the merchandise mix in the women's apparel departments in 1996. Those changes caused a decline in initial markups during that year. Buying costs increased, as a percentage of net sales, due to additional merchandising personnel in the Company's newer regions and increased investment in development of the Company's own merchandise brands. Occupancy costs decreased, as a percentage of net sales, primarily due to comparable store sales growth.

Selling, general and administrative

Selling, general and administrative expenses as a percentage of net sales were 28.0% in 1998, 27.3% in 1997 and 27.3% in 1996.

The increase in 1998 from 1997 was due to higher sales promotion costs for the Company's direct sales catalog division, and spending on Year 2000 compliance and other information system operational costs. The increase was partially offset by decreases in bad debt expenses associated with the Company's credit card business and lower selling expenses, as a percentage of sales.

Nordstrom, Inc. and Subsidiaries

Management's Discussion and Analysis

Interest expense

Interest expense increased 37% in 1998 as a result of incremental borrowings to finance share repurchases. During 1998, the Company repurchased 11.2 million shares at an aggregate cost of $346 million.

Interest expense decreased in 1997, compared to 1996, primarily because of the use of proceeds from sale of the Company's VISA credit card receivables to repay short-term borrowings.

Service charge income and other, net

Service charge income and other, net primarily represents income from the Company's credit card operations, offset by miscellaneous expenses.

Service charge income and other, net was lower in 1998 than 1997, primarily due to lower accounts receivable balances on which the Company earns service charges.

In 1997, service charge income and other, net was lower than in 1996 primarily because of the impact of the sale, in August 1996, of the Company's VISA credit card receivables.

Liquidity and Capital Resources

The Company finances its working capital needs, capital expenditures and share repurchase activity with cash provided by operations and borrowings. Also, during 1996, the Company sold its VISA credit card portfolio.

For the fiscal year ended January 31, 1999, net cash provided by operating activities increased by approximately $300 million compared to the 1997 amount, primarily because of the aforementioned decrease in merchandise inventories, higher net earnings and depreciation charges, and lower credit card receivables. For the fiscal year ended January 31, 1998, net cash provided by operating activities increased by approximately $66 million compared to the 1996 amount, primarily due to higher earnings and lower credit card receivables.

The Company believes that operating working capital (net working capital excluding short-term investments, notes payable and current portion of long-term debt) is a more appropriate measure of the Company's ongoing working capital requirements than net working capital because it eliminates the effect of changes in the levels of short-term investments and borrowings. These levels vary depending on the amount and timing of financing activities. The Company's operating working capital is shown below:

Fiscal Year						    1998	      1997	    1996
-----------------------------------------------------------------------------------
Operating working capital (in thousands)	$822,160	$1,017,258	$971,342
Percentage change from prior year			   (19.2%)	       4.7%	   (11.2%)
Net sales/average operating working capital	     5.5	       4.9	     4.3
-----------------------------------------------------------------------------------

During 1998, operating working capital declined primarily due to decreases in inventory levels and customer accounts receivable balances.

The increase in operating working capital during 1997 was fueled by growth in merchandise inventories which more than offset a decline in customer accounts receivable.

During 1996, growth in the Company's proprietary credit card balances leveled off due to competition within the credit card industry. The Company also reduced its efforts to promote its VISA credit card because of concerns about rising charge-offs. In addition, in 1996 the Company securitized its VISA credit card portfolio. These factors together resulted in a decrease in operating working capital for the year.

Nordstrom, Inc. and Subsidiaries

Management's Discussion and Analysis

Graph - Investing and Operating Cash Flows
The vertical bar graph compares cash provided by operating activities and cash used in investing activities for each year, for the past ten years. Dollars in millions.

			Cash used			Cash provided
			in investing			by operating
Year			activities 			activities
----			------------			-------------
1989			$168.7				$122.2
1990			$200.7				$148.1
1991			$147.2				$154.0
1992			$ 71.9				$235.6
1993			$132.7				$262.1
1994			$246.9				$231.8
1995			$254.0				$121.9
1996			$191.9				$234.7
1997			$260.0				$300.4
1998			$267.6				$600.8

In March 1998, the Company issued $300 million of 6.95% Senior Debentures due in 2028. The proceeds were used to repay commercial paper and current maturities of long-term debt. In January 1999, the Company issued $250 million of 5.625% Senior Notes due in 2009, the proceeds of which were used to repay short-term debt and for general corporate purposes. A substantial portion of the Company's total debt of $947 million at January 31, 1999, finances the Company's credit card portfolio, which aggregated $592 million at that date.

The Company spent nearly $700 million over the last three years, net of deferred lease credits, to add new stores and facilities, and to improve existing stores and facilities. Over 2.8 million square feet of retail store space has been added during this time period, representing an increase of 27 percent.

The Company plans to spend about $900 million on capital projects over the next three years, with approximately $150 million allocated to the refurbishment of existing stores. At January 31, 1999, approximately $68 million has been contractually committed for the construction of new stores or remodel of existing stores. Although the Company has made commitments for stores opening in 1999 and beyond, it is possible that some stores may not be opened as scheduled because of environmental and land use regulations, or for other reasons. In addition to its cash flow from operations, the Company has funds available under its revolving credit facilities. Management believes that the Company's current financial strength and credit position enable it to maintain its existing stores and to take advantage of attractive new opportunities.

Nordstrom, Inc. and Subsidiaries

Management's Discussion and Analysis

The Board of Directors has authorized an aggregate of $950 million of share repurchases since May 1995. As of January 31, 1999, the Company has purchased approximately 25 million shares of its common stock for approximately $630 million pursuant to these authorizations and has remaining share repurchase authority of $320 million. The share repurchases have been financed, in part, through additional borrowings, resulting in a planned increase in the Company's debt to capital ratio. At January 31, 1999, the Company's debt to capital ratio was .4184.

Graph - Square Footage by Business Unit at January 31, 1999
The pie chart shows the percent of total square feet in each business unit and also gives the number of square feet for that business unit. Clockwise, Southwest - 33.5%, 4,557,000; Northwest - 20.3%, 2,754,000; Central States -
15.3%, 2,086,000; East Coast - 23.0%, 3,126,000; Rack - 7.5%, 1,013,000;
Other - .4%, 57,000.

Nordstrom, Inc. and Subsidiaries

Management's Discussion and Analysis

Year 2000

The Company is taking steps to avoid potential negative consequences of Year 2000 software non-compliance and presently believes that any such non-compliance will not have a material effect on the Company's business, results of operations or financial condition. However, if unforeseen difficulties arise or if the modification, conversion and replacement activities that the Company has undertaken are not completed in a timely manner, the Company's operations may be negatively affected, either from its own computer systems or from interactions with vendors and other third parties with which it does business.

The Company is currently evaluating, replacing or upgrading its computer systems in an effort to make them Year 2000 compliant, and expects to have remediation efforts completed for its critical computer systems by mid-1999. Testing is being conducted based on criticality. Non-information technology systems, such as microchips embedded in elevators, are also being evaluated, replaced or upgraded, as needed. Although the Company's initial assessment of its Year 2000 compliance has been completed, reassessments are conducted on an ongoing basis to provide reasonable assurance that all critical risks have been identified and will be mitigated.

The Company's cumulative Year 2000 expenses through January 31, 1999, were approximately $13 million. In 1998, approximately $7 million of expenses were incurred, and 1999 expenses are expected to be about the same amount. In order to meet Year 2000 compliance goals, the Company has redeployed existing resources. While this reallocation of resources has resulted in the deferral of certain information technology projects, the impact of those deferrals is not material to the Company. The Company believes that all necessary Year
2000 compliance work will be completed in a timely fashion. However, there can be no guarantee that all systems will be compliant by the Year 2000, that the estimated cost of remediation will not increase, or that the systems of others (e.g. vendors and other third parties) on which the Company relies will be compliant.

Since 1996, the Company has been communicating with vendors to determine their state of readiness with regard to the Year 2000 issue. Based on its assessment to date, the Company has no indication that any third party is likely to experience Year 2000 non-compliance of a nature which would have a material impact on the Company. However, the risk remains that vendors or other third parties may not have accurately determined their state of readiness, in which case such parties' lack of Year 2000 compliance may have a material adverse effect on the Company's results of operations. The Company will continue to monitor the Year 2000 compliance of third parties with which it does business.

The Company believes that the most likely worst-case scenarios that it might confront with respect to Year 2000 issues have to do with the possible failure of third party systems over which the Company has no control, such as, but not limited to, power and telecommunications services. The Company has in place a business continuity plan that addresses recovery from various kinds of disasters, including recovery from significant interruption in conveyance of data within the Company's network information systems. The Company is using this plan to assist in development of more specific Year 2000 contingency plans, which it expects to complete around mid-1999.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." Effective for the Company in the fiscal year beginning February 1, 2000, SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Nordstrom, Inc. and Subsidiaries

Consolidated Statements of Earnings

Dollars in thousands except per share amounts
					              % of		       % of		       % of
Year ended January 31,	              1999  sales         1998  sales         1997  sales
--------------------------------------------------------------------------------------------
Net sales				 $5,027,890  100.0   $4,851,624  100.0   $4,453,063  100.0

Costs and expenses:
  Cost of sales and related
    buying and occupancy		  3,344,945   66.5    3,295,813   67.9    3,082,037   69.2
  Selling, general and
    administrative			  1,405,270   28.0    1,322,929   27.3    1,217,590   27.3
  Interest, net			     47,091    0.9       34,250    0.7       39,400    0.9
Service charge income
  and other, net			   (107,139)  (2.1)    (108,581)  (2.2)    (129,469)  (2.9)
--------------------------------------------------------------------------------------------
					  4,690,167   93.3    4,544,411   93.7    4,209,558   94.5
--------------------------------------------------------------------------------------------
Earnings before income taxes	    337,723    6.7      307,213    6.3      243,505    5.5
Income taxes				    131,000    2.6      121,000    2.5       96,000    2.2
--------------------------------------------------------------------------------------------
Net earnings				 $  206,723    4.1   $  186,213    3.8   $  147,505    3.3
============================================================================================
Basic earnings per share		      $1.41               $1.20               $ .91
============================================================================================
Diluted earnings per share		      $1.41               $1.20               $ .91
============================================================================================
Cash dividends paid per share	      $ .30               $.265               $ .25
============================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Nordstrom, Inc. and Subsidiaries

Consolidated Balance Sheets

Dollars in thousands

January 31,							      1999		      1998
------------------------------------------------------------------------------------
Assets

Current assets:
   Cash and cash equivalents				$  241,431		$   24,794
   Accounts receivable, net				   587,135		   664,448
   Merchandise inventories					   750,269		   826,045
   Prepaid income taxes and other				   101,572		    95,371
------------------------------------------------------------------------------------
Total current assets					 1,680,407		 1,610,658
Land, buildings and equipment, net			 1,362,400		 1,252,513
Other assets							    72,600		    17,653
------------------------------------------------------------------------------------
Total assets							$3,115,407		$2,880,824
====================================================================================

Liabilities and Shareholders' Equity

Current liabilities:
   Notes payable						$   78,783		$  263,767
   Accounts payable						   339,635		   321,311
   Accrued salaries, wages and related benefits	   202,914		   186,215
   Income taxes and other accruals			    83,869		    70,184
   Current portion of long-term debt			    63,341		   101,129
------------------------------------------------------------------------------------
Total current liabilities					   768,542		   942,606
Long-term debt						   804,893		   319,736
Deferred lease credits					   147,188		    77,091
Other liabilities						    78,131		    66,333
Shareholders' equity:
   Common stock, no par;
     250,000,000 shares authorized;
     142,114,167 and 152,518,104
     shares issued and outstanding			   230,761		   201,050
   Unearned stock compensation				    (4,703)		         -
   Retained earnings					 1,090,595		 1,274,008
------------------------------------------------------------------------------------
Total shareholders' equity					 1,316,653		 1,475,058
------------------------------------------------------------------------------------
Total liabilities and shareholders' equity		$3,115,407		$2,880,824
====================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Nordstrom, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

Dollars in thousands except per share amounts

				       Common Stock		Unearned	  Retained
				   Shares       Amount	Compensation	  Earnings	 Total
--------------------------------------------------------------------------------------------
Balance at February 1, 1996   162,226,288  $168,440	      -	  $1,254,532  $1,422,972
   Net earnings                         -         -	      -	     147,505     147,505
   Cash dividends paid
     ($.25 per share)                   -         -	      -	     (40,472)    (40,472)
   Issuance of common stock       798,336    14,958	      -	           -      14,958
   Purchase and retirement
     of common stock           (3,754,670)        -	      -	     (71,771)    (71,771)
--------------------------------------------------------------------------------------------
Balance at January 31, 1997   159,269,954   183,398	      -	   1,289,794   1,473,192
   Net earnings                         -         -	      -	     186,213     186,213
   Cash dividends paid
     ($.265 per share)                  -         -	      -	     (41,168)    (41,168)
   Issuance of common stock       843,150    17,652	      -	           -      17,652
   Purchase and retirement
     of common stock           (7,595,000)        -	      -	    (160,831)   (160,831)
--------------------------------------------------------------------------------------------
Balance at January 31, 1998   152,518,104   201,050	      -	   1,274,008   1,475,058
   Net earnings                         -         -	      -	     206,723     206,723
   Cash dividends paid
     ($.30 per share)                   -         -	      -	     (44,059)    (44,059)
   Issuance of common stock       793,663    29,711	$(4,995)	           -      24,716
   Purchase and retirement of
     common stock             (11,197,600)        -	      -	    (346,077)   (346,077)
   Amortization of unearned
     compensation                       -         -	    292	           -         292
--------------------------------------------------------------------------------------------
Balance at January 31, 1999   142,114,167  $230,761	$(4,703)	  $1,090,595  $1,316,653
============================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Nordstrom, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Dollars in thousands

Year ended January 31,						1999		1998		1997
--------------------------------------------------------------------------------------------
Operating Activities
Net earnings							   $206,723	   $186,213	   $147,505
Adjustments to reconcile net earnings to net
   cash provided by operating activities:
     Depreciation 						    180,108	    158,969	    155,122
     Amortization of deferred lease credits
       and other, net					     (2,954)	     (2,092)	     (1,542)
     Stock-based compensation expense			      9,545	          -	          -
     Change in:
	Accounts receivable, net				     77,313	     50,141	     (7,262)
	Merchandise inventories				     75,776	   (106,126)	    (93,616)
	Prepaid income taxes and other			     (6,201)	    (11,616)	     (4,808)
	Accounts payable					     18,324	     10,881	     32,846
	Accrued salaries, wages and related benefits	     16,699	     10,307	     11,551
	Income tax liabilities and other accruals	     17,187	      1,432	     (9,281)
	Other liabilities					      8,296	      2,301	      4,199
--------------------------------------------------------------------------------------------
Net cash provided by operating activities		    600,816	    300,410	    234,714
--------------------------------------------------------------------------------------------
Investing Activities
Additions to land, buildings and equipment		   (290,584)	   (259,935)	   (204,278)
Additions to deferred lease credits			     74,264	          -	     14,167
Investments in unconsolidated affiliates		    (32,857)	          -	          -
Other, net							    (18,404)	        (49)	     (1,838)
--------------------------------------------------------------------------------------------
Net cash used in investing activities			   (267,581)	   (259,984)	   (191,949)
--------------------------------------------------------------------------------------------
Financing Activities
Proceeds from accounts receivable securitization	          -	          -	    186,600
(Decrease) increase in notes payable			   (184,984)	     99,997	    (68,731)
Proceeds from issuance of long-term debt		    544,165	     91,644	     57,729
Principal payments on long-term debt			   (101,106)	    (51,210)	   (117,311)
Proceeds from issuance of common stock			     15,463	     17,652	     14,958
Cash dividends paid						    (44,059)	    (41,168)	    (40,472)
Purchase and retirement of common stock			   (346,077)	   (160,831)	    (71,771)
--------------------------------------------------------------------------------------------
Net cash used in financing activities			   (116,598)	    (43,916)	    (38,998)
--------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents	    216,637	     (3,490)	      3,767
Cash and cash equivalents at beginning of year		     24,794	     28,284	     24,517
--------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year		   $241,431	   $ 24,794	   $ 28,284
============================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Dollars in thousands except per share amounts

Note 1: Summary of Significant Accounting Policies

The Company: Nordstrom, Inc. is a fashion specialty retailer offering a wide selection of high quality apparel, shoes and accessories for women, men and children, principally through 67 large specialty stores and 25 clearance stores. All of the Company's stores are located in the United States, with approximately 34% of its retail square footage located in the state of California.

The Company purchases a significant percentage of its merchandise from foreign countries, principally in the Far East. An event causing a disruption in imports from the Far East could have a material adverse impact on the Company's operations. In connection with the purchase of foreign merchandise, the Company has outstanding letters of credit totaling $52,749 at January 31, 1999.

Basis of Presentation: The Consolidated Financial Statements include the accounts of Nordstrom, Inc. and its subsidiaries, the most significant of which are wholly owned subsidiaries, Nordstrom Credit, Inc. and Nordstrom National Credit Bank. All significant intercompany transactions and balances are eliminated in consolidation. The presentation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Merchandise Inventories: Merchandise inventories are stated at the lower of cost (first-in, first-out basis) or market, using the retail method.

Advertising: Costs for newspaper, television, radio and other media are generally expensed as incurred. Direct response advertising costs, consisting primarily of catalog book production and printing costs, are capitalized and amortized over the expected life of the catalog, not to exceed 6 months. Net capitalized direct response advertising costs were $3,436 and $3,648 at January 31, 1999 and 1998, and are included in prepaid taxes and other on the Consolidated Balance Sheets. Total advertising expenses were $145,841, $115,272 and $97,216 in 1998, 1997 and 1996.

Land, Buildings and Equipment: Straight-line and accelerated methods are applied in the calculation of depreciation and amortization. Lives used for calculating depreciation and amortization rates for the principal asset classifications are as follows: buildings, 10 to 40 years; store fixtures and equipment, three to 15 years; leasehold improvements, life of lease or applicable shorter period.

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

Cash Management: The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 1999 and 1998 include $10,189 and $4,361 of checks not yet presented for payment drawn in excess of cash balances.

Deferred Lease Credits: Deferred lease credits are amortized on a straight-line basis primarily over the life of the applicable lease.

Fair Value of Financial Instruments: The carrying amount of cash equivalents and notes payable approximates fair value because of the short maturity of these instruments. The fair value of long-term debt (including current maturities), using quoted market prices of the same or similar issues with the same remaining term to maturity, is approximately $894,000 and $419,000 at January 31, 1999 and 1998.

Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Note 1 continued)

Derivatives Policy: The Company limits its use of derivative financial instruments to the management of foreign currency and interest rate risks. The effect of these activities is not material to the Company's financial condition or results of operations. The Company has no material off-balance sheet credit risk, and the fair value of derivative financial instruments at January 31, 1999 and 1998 is not material.

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company plans to adopt SFAS 133 on February 1, 2000, as required. Adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

New Accounting Pronouncements: In 1998, the Company adopted SFAS No. 130, which establishes standards for the reporting and display of comprehensive income and its components. The Company's net earnings and comprehensive net income are the same for the year ended January 31, 1999. The Company also adopted SFAS No. 132 in 1998, which revises employers' disclosures about pension and other postretirement benefit plans. Adoption of these standards had no material effect on the Company's consolidated financial position, results of operations or cash flows.

Reclassifications: Certain reclassifications of prior year balances have been made for consistent presentation with the current year.

Note 2: Employee Benefits

The Company provides a profit sharing plan for employees. The plan is fully funded by the Company and is non-contributory except for employee contributions made under Section 401(k) of the Internal Revenue Code.
Under this provision of the plan, the Company provides matching contributions up to a stipulated percentage of employee contributions. Company contributions to the profit sharing portion of the plan vest over a seven year period. The Company contribution is established each year by the Board of Directors and totaled $50,000, $45,000 and $36,000 in 1998, 1997 and 1996.

Note 3: Interest, Net

The components of interest, net are as follows:

Year ended January 31,			   1999	   1998	   1997
---------------------------------------------------------------------------
Short-term debt				$10,707	$10,931	$13,135
Long-term debt				 43,601	 32,887	 32,483
---------------------------------------------------------------------------
Total interest cost				 54,308	 43,818	 45,618
Less: Interest income			 (1,883)	 (1,221)	 (1,395)
      Capitalized interest			 (5,334)	 (8,347)	 (4,823)
---------------------------------------------------------------------------
Interest, net					$47,091	$34,250	$39,400
===========================================================================

Note 4: Income Taxes
Income taxes consist of the following:

Year ended January 31,			    1999	    1998	    1997
---------------------------------------------------------------------------
Current income taxes:
   Federal					$113,270	$ 98,464	$ 88,414
   State and local				  19,672	  18,679	  18,150
---------------------------------------------------------------------------
Total current income taxes			 132,942	 117,143	 106,564
---------------------------------------------------------------------------
Deferred income taxes:
   Current					  (1,357)	  (4,614)	  (1,471)
   Non-current				    (585)	   8,471	  (9,093)
---------------------------------------------------------------------------
Total deferred income taxes		  (1,942)	   3,857	 (10,564)
---------------------------------------------------------------------------
Total income taxes				$131,000	$121,000	$ 96,000
===========================================================================

Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Note 4 continued)

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

Year ended January 31,			   1999	   1998	   1997
---------------------------------------------------------------------------
Statutory rate				  35.00%	  35.00%	  35.00%
State and local
   income taxes, net of
   Federal income taxes			   4.03	   4.17	   4.32
Other, net					  (0.24)	   0.21	   0.10
---------------------------------------------------------------------------
Effective tax rate				  38.79%	  39.38%	  39.42%
===========================================================================

Deferred income tax assets and liabilities result from temporary differences in the timing of recognition of revenue and expenses for tax and financial reporting purposes. Significant deferred tax assets and liabilities, by nature of the temporary differences giving rise thereto, are as follows:

January 31,					   1999	   1998
-------------------------------------------------------------
Accrued expenses				$27,760	$30,070
Compensation and benefits accruals	 30,404	 24,199
Merchandise inventories			 18,801	 19,398
Land, buildings and
   equipment basis and
   depreciation differences		(29,017)	(34,067)
Employee benefits				(10,659)	(10,278)
Other						 (2,020)	  4,005
-------------------------------------------------------------
Net deferred tax assets			$35,269	$33,327
=============================================================

Note 5: Earnings Per Share

On May 19, 1998, the Company's Board of Directors approved a two-for-one stock split effective June 30, 1998. All share and per share amounts have been adjusted to give retroactive effect to the stock split.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. Average shares out-standing were 146,241,091, 154,972,560 and 161,697,968 in 1998, 1997 and 1996.

Diluted earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year plus dilutive common stock equivalents (stock options). Average dilutive shares outstanding were 146,858,271, 155,350,296 and 161,924,758 in 1998, 1997 and 1996.

Options with an exercise price greater than the average market price were not included in the computation of diluted earnings per share. These options totaled 1,146,113, 303,622, and 714,164 shares in 1998, 1997, and 1996.

Note 6: Accounts Receivable

The components of accounts receivable are as follows:

January 31,					    1999	    1998
--------------------------------------------------------------
Customers					$592,204	$672,246
Other						  19,474	  22,586
Allowance for doubtful accounts		 (24,543)	 (30,384)
--------------------------------------------------------------
Accounts receivable, net			$587,135	$664,448
==============================================================

Credit risk with respect to accounts receivable is concentrated in the geographic regions in which the Company operates stores. At January 31, 1999 and 1998, approximately 40% of the Company's receivables were obligations of customers residing in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

Bad debt expense totaled $23,828, $40,440 and $51,352 in 1998, 1997 and 1996.

Nordstrom National Credit Bank, a wholly-owned subsidiary of the Company, issues both a proprietary and VISA credit card. In 1996, the Company transferred substantially all of its VISA credit card receivables (approximately $203,000) to a trust in exchange for certificates representing undivided interests in the trust. A Class A certificate with a market value of $186,600 was sold to a third party, and a Class B certificate, which is subordinated to the Class A certificate, was retained by the Company. The Company owns the remaining undivided interests in the trust not represented by the Class A and Class B certificates (the "Seller's Interest").

Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Note 6 continued)

Cash flows generated from the receivables in the trust are, to the extent allocable to the investors, applied to the payment of interest on the Class A and Class B certificates, absorption of credit losses, and payment of servicing fees to the Company, which services the receivables for the trust. Excess cash flows revert to the Company. The Company's investment in the Class B certificate and the Seller's Interest totals $8,208 and $20,407 at January 31, 1999 and 1998, and is included in customer accounts receivable.

Pursuant to the terms of operative documents of the trust, in certain events the Company may be required to fund certain amounts pursuant to a recourse obligation for credit losses. Based on current cash flow projections, the Company does not believe any additional funding will be required.

Note 7: Land, Buildings and Equipment

Land, buildings and equipment consist of the following (at cost):

January 31,					      1999	      1998
----------------------------------------------------------------
Land and land improvements			$   57,337	$   52,339
Buildings					   500,831	   460,284
Leasehold improvements			   957,877	   825,950
Store fixtures and equipment		   944,202	   836,041
----------------------------------------------------------------
						 2,460,247	 2,174,614
Less accumulated depreciation
   and amortization				(1,234,863)	(1,087,516)
----------------------------------------------------------------
						 1,225,384	 1,087,098
Construction in progress			   137,016	   165,415
----------------------------------------------------------------
Land, buildings and
   equipment, net				$1,362,400	$1,252,513
================================================================

At January 31, 1999, the net book value of property located in California is approximately $304,000. The Company does not carry earthquake insurance in California because of its high cost.

Note 8: Other Assets

In 1998, the Company adopted AICPA Statement of Position 98-1, which requires that certain software costs be capitalized and amortized over the period of use. Software costs of $15,607, which would have been expensed as incurred prior to adoption of this rule, were capitalized as of January 31, 1999, and are being amortized over terms up to five years.

In 1998, the Company invested an aggregate of $33 million in non-voting convertible preferred stock in two companies which provide services to consumers utilizing internet technology. These investments are accounted for at cost.

Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 9: Notes Payable

A summary of notes payable is as follows:

Year ended January 31,			    1999	    1998	    1997
---------------------------------------------------------------------------
Average daily short-
   term borrowings				$195,596	$193,811	$242,033
Maximum amount
   outstanding				 385,734	 278,471	 345,738
Weighted average
   interest rate:
   During the year 				    5.5%	    5.6%	    5.4%
   At year-end				    5.2%	    5.5%	    5.3%

At January 31, 1999, the Company has unsecured lines of credit with a group of commercial banks totaling $500,000 which are available as liquidity support for the Company's commercial paper programs, and expire in July 2002. The line of credit agreements contain restrictive covenants which, among other things, require the Company to maintain a certain minimum level of net worth and a coverage ratio (as defined) of no less than 2 to 1. The Company pays commitment fees for the lines based on the Company's debt rating.

Note 10: Long-Term Debt

A summary of long-term debt is as follows:

January 31,					    1999	    1998
--------------------------------------------------------------
Senior debentures, 6.95%,
   due 2028					$300,000	       -
Senior notes, 5.625%, due 2009		 250,000	       -
Senior notes, 8.875%, due 1998		       -	$ 50,000
Medium-term notes, payable by
   Nordstrom Credit, Inc.,
   6.875%-8.67%, due 1999-2002		 203,350	 253,350
Notes payable, by
   Nordstrom Credit, Inc.,
   6.7%, due 2005				 100,000	 100,000
Other						  14,884	  17,515
--------------------------------------------------------------
Total long-term debt			 868,234	 420,865
--------------------------------------------------------------
Less current portion			 (63,341)	(101,129)
Total due beyond one year			$804,893	$319,736
==============================================================

Aggregate principal payments on long-term debt are as follows: 1999-$63,341; 2000-$58,191; 2001-$11,454; 2002-$77,247; 2003-$319; and, after 2003-$657,682.

Note 11: Leases

The Company leases land, buildings and equipment under noncancelable lease agreements with expiration dates ranging from 1999 to 2080. Certain leases include renewal provisions at the Company's option. Most of the leases provide for additional rentals based upon specific percentages of sales and require the Company to pay for certain other costs.

Future minimum lease payments as of January 31, 1999 are as follows:
1999-$43,744; 2000-$44,149; 2001-$42,581; 2002-$34,580; 2003-$33,131; and
thereafter-$307,331.

The following is a schedule of rent expense:

Year ended January 31,			   1999	   1998	   1997
--------------------------------------------------------------------------
Minimum rent:
   Store locations				$19,167	$16,869	$15,468
   Offices, warehouses
     and equipment				 19,208	 17,811	 17,815
Store locations
   percentage rent				  8,603	 12,542	 13,673
--------------------------------------------------------------------------
Total rent expense				$46,978	$47,222	$46,956
==========================================================================

Note 12: Stock Based Compensation

The Company has a stock option plan (the "Plan") administered by the Compensation Committee of the Board of Directors (the "Committee") under which stock options, performance shares and restricted stock are granted to key employees of the Company. Stock options are issued at the fair market value of the stock at the date of grant. Time-vested options vest over periods ranging from four to five years, and expire after ten years after the date of grant. Performance based options vest upon reaching certain financial goals, and expire in five to ten years after the date of grant.

Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Note 12 continued)

In 1998, the Committee granted 185,202 performance shares which will vest over three years if certain financial goals are attained. Employees may elect to receive common stock or cash upon vesting of these performance shares. The Committee also granted 180,000 shares of restricted stock which vest over five years. No monetary consideration is paid by employees who receive performance shares or restricted stock. The Company applies Accounting Principles Board Opinion No. 25 in accounting for compensation costs under the Plan. Accordingly, no compensation cost has been recognized for time-vested stock options because the option price equals the market price on the date of grant. For performance based stock options and performance shares, compensation expense is recorded over the performance period based on the fair market value of the stock at the date it is determined that such options or shares have been earned, reduced, in the case of performance based options, by the exercise price of the options. For restricted stock grants, compensation expense is based on the market price on the date of grant and is recorded over the vesting period. Compensation expense for performance based stock options, performance shares and restricted stock was $9,545 in 1998.

If the Company had elected to follow the measurement provisions of SFAS No. 123 in accounting for its stock options, compensation expense would be recognized based on the fair value of the options at the date of grant. To estimate compensation expense which would be recognized under SFAS 123, the Company used the modified Black-Scholes option-pricing model with the following weighted-average assumptions for options granted in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.2%, 5.4% and 6.4%; expected volatility factors of .46, .32 and .33; expected dividend yield of 1% for all years; and expected life of 5, 5 and 7 years.

If SFAS 123 were used to account for the Company's stock based compensation programs, the pro forma net earnings and earnings per share would be as follows:

Year ended January 31,			    1999	    1998	    1997
---------------------------------------------------------------------------
Pro forma net earnings			$201,499	$183,618	$145,603
Pro forma basic earnings per share	   $1.38	   $1.18	   $ .90
Pro forma diluted earnings per share	   $1.37	   $1.18	   $ .90

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts as awards prior to 1995 are not included, and additional awards in future years are anticipated.

The number of shares reserved for future stock option grants pursuant to the Plan is 6,155,093 at January 31, 1999.

Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Note 12 continued)

Stock option activity for the Plan was as follows:

Year ended January 31,		 1999			  1998			    1997
---------------------------------------------------------------------------------------
					 Weighted-		  Weighted-		    Weighted-
					 Average 		  Average 		    Average
					 Exercise 		  Exercise 		    Exercise
			   Shares	 Price     Shares	  Price     Shares	    Price
---------------------------------------------------------------------------------------
Outstanding,
   beginning of year   3,401,602   $21      3,719,506   $19      4,202,678   $18
     Granted           3,252,217    31        692,764    26        744,244    23
     Exercised          (599,593)   18       (838,478)   17       (858,838)   16
     Cancelled          (160,594)   27       (172,190)   22       (368,578)   20
---------------------------------------------------------------------------------------
Outstanding,
   end of year         5,893,632   $27      3,401,602   $21      3,719,506   $19
---------------------------------------------------------------------------------------
Options exercisable
   at end of year      2,544,092   $23      1,759,464   $19      1,990,744   $18
Weighted-average
   fair value of
   options granted
   during the year                 $14                  $ 9                  $10

The following table summarizes information about stock options outstanding as of January 31, 1999:

                                 Options Outstanding		Options Exercisable
----------------------------------------------------------------------------------
					Weighted-
					Average	Weighted-			Weighted-
					Remaining	Average			Average
Range of				Contractual	Exercise			Exercise
Exercise Prices	Shares		Life (Years)	Price		Shares		Price
----------------------------------------------------------------------------------
$11 - $23		1,979,798	6		$20		1,398,384	$19
$24 - $29		2,475,234	9		$28		1,051,365	$28
$30 - $38		1,438,600	9		$33		   94,343	$31
			--------------------------------------------------------------
			5,893,632	8		$27		2,544,092	$23

Page 41

Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 13: Supplementary Cash Flow Information

Supplementary cash flow information includes the following:

Year ended January 31,			    1999	    1998	    1997
---------------------------------------------------------------------------
Cash paid during
   the year for:
   Interest (net
     of capitalized
     interest)				$ 44,418	$ 35,351	$ 43,356
   Income taxes				 126,157	 126,606	 106,982

Note 14: Segment Reporting

In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which established reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's senior management.

The Company has two reportable segments which have been identified based on differences in products and services offered and regulatory conditions, the Retail Stores and the Credit Operations segments. The Retail Stores segment derives its sales from high quality apparel, shoes and accessories for women, men and children, sold through retail store locations. It includes the Company's Product Development Group which coordinates the design and production of private label merchandise sold in the Company's retail stores. Credit Operations segment revenues consist primarily of finance charges earned through issuance of the Nordstrom proprietary and VISA credit cards.

The Company's senior management utilizes various measurements to assess segment performance and to allocate resources to segments. The measurements used to compute net earnings for reportable segments are consistent with those used to compute net earnings for the Company.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Corporate and Other includes sales from the Company's direct sales catalog division, as well as certain expenses and a portion of interest expense which are not allocated to the operating segments. Intersegment revenues primarily consist of fees for credit card services and are based on fees charged by third party cards.

The following tables set forth the information for the Company's reportable segments and a reconciliation to the consolidated totals:

					Retail 	Credit		Corporate  Elimi-
Year ended January 31, 1999	Stores 	Operations	and Other  nations    Total
--------------------------------------------------------------------------------------------
Net sales and revenues to
   external customers		$4,822,705	       -	$205,185          -   $5,027,890
Service charge income		         -	$119,926	       -          -      119,926
Intersegment revenues		         -	  26,736	       -   $(26,736)           -
Interest, net				         -	  31,139	  16,488       (536)      47,091
Depreciation				   166,002	     764	  13,342          -      180,108
Income tax expense (benefit)	   182,800	  16,200	 (68,000)         -      131,000
Net earnings				   288,503	  25,606	(107,386)         -      206,723
Assets (a) 				 2,040,938	 607,255	 467,214          -    3,115,407
Additions to land, buildings
   and equipment			   263,516	   1,357	  25,711          -      290,584

Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Note 14  continued)

					Retail 	Credit		Corporate  Elimi-
Year ended January 31, 1998	Stores 	Operations	and Other  nations    Total
--------------------------------------------------------------------------------------------
Net sales and revenues to
   external customers		$4,695,054	       -	$156,570          -   $4,851,624
Service charge income		         - 	$122,026	       -          -      122,026
Intersegment revenues		         - 	  27,400	       -   $(27,400)           -
Interest, net				         -	  36,187	  (1,170)      (767)      34,250
Depreciation 				   147,847	     667	  10,455          -      158,969
Income tax expense (benefit)	   152,700	  10,300	 (42,000)         -      121,000
Net earnings				   235,122	  15,895	 (64,804)         -      186,213
Assets (a)				 1,956,527	 681,391	 242,906          -    2,880,824
Additions to land, buildings
   and equipment			   221,384	     242	  38,309          -      259,935

					Retail 	Credit		Corporate  Elimi-
Year ended January 31, 1997	Stores 	Operations	and Other  nations    Total
--------------------------------------------------------------------------------------------
Net sales and revenues to
    external customers		$4,348,664	       -	$104,399          -   $4,453,063
Service charge income		         -	$141,304	       -          -      141,304
Intersegment revenues		         -	  27,837	       -   $(27,837)           -
Interest, net				         -	  42,473	    (958)    (2,115)      39,400
Depreciation 				   144,578	     678	   9,866          -      155,122
Income tax expense (benefit)	   120,300	  11,300	 (35,600)         -       96,000
Net earnings				   184,834	  17,326	 (54,655)         -      147,505
Assets (a)				 1,813,694	 735,899	 167,062          -    2,716,655
Additions to land, buildings
   and equipment			   186,223	     885	  17,170          -      204,278

(a) Segment assets in Corporate and Other include assets of the direct sales catalog division and unallocated assets in corporate headquarters, consisting primarily of land, buildings and equipment, and deferred tax assets.

Note 15: Contingent Liabilities

Because all of the lawsuits described below are in their preliminary stages and no discovery has commenced, the Company is not in a position at this time to quantify the amount or range of any possible losses related to those claims. The Company intends to vigorously defend the described cases and, while no assurances can be given as to the ultimate outcomes of these lawsuits, based on its preliminary investigation, management currently believes that resolving these matters will not have a material adverse effect on the Company's financial position.

Nordstrom, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Note 15 continued)

Cosmetics. The Company is one of nine defendants in nine separate but substantially identical lawsuits filed in various Superior Courts of the State of California in May, June and July of 1998. The cases, which have now been consolidated in Marin County, seek class certification for all California residents who purchased cosmetics for personal use. The complaints allege that the Company and other department stores collusively control the sale price of cosmetics by charging identical prices, agreeing not to discount cosmetics and urging cosmetic manufacturers to refuse to sell to stores which discount cosmetics. The plaintiffs seek treble damages in an unspecified amount, attorneys' fees and prejudgment interest.

Nine West. The Company is one of 11 defendants in 12 substantially identical lawsuits filed in Federal District Court in New York in January and February of 1999. In addition to Nine West, a manufacturer of non-athletic footwear, other defendants include various department stores and specialty retailers. The lawsuits purport to be brought on behalf of a class of persons who purchased Nine West footwear from the defendants and allege that the retailer defendants conspired with Nine West and with each other by agreeing to minimum prices to be charged for Nine West shoes. The plaintiffs seek treble damages in an unspecified amount, attorneys' fees and prejudgment interest.

Saipan. The Company is one of 28 defendants in an action filed in Federal District Court in Los Angeles on January 13, 1999. A companion action was contemporaneously filed in state court in San Francisco against 18 defendants, including the Company, and on January 14, 1999 another action (not naming the Company) was filed in Federal Court in the Commonwealth of the Northern Mariana Islands against 22 garment manufacturers located in Saipan. The Los Angeles Federal District Court case purports to be filed as a class action on behalf of persons who have been employed in garment factories since 1988. The three lawsuits allege 'sweatshop' conditions in certain Saipan factories, some of which manufacture clothing which has been sold to the Company.

The Company is also subject to other routine litigation incidental to its business and with respect to which no material liability is expected.

Note 16: Selected Quarterly Data (unaudited)

Year ended January 31, 1999  1st Quarter   2nd Quarter   3rd Quarter   4th Quarter     Total
--------------------------------------------------------------------------------------------
Net sales                    $1,040,215    $1,447,284    $1,094,349    $1,446,042 $5,027,890
Gross profit                    341,915       476,041       377,249       487,740  1,682,945
Earnings before income taxes     52,837       113,062        63,175       108,649    337,723
Net earnings                     32,337        69,162        38,675        66,549    206,723
Basic earnings per share            .22           .47           .27           .47       1.41
Diluted earnings per share          .21           .47           .27           .47       1.41
Dividends per share                 .07           .07           .08           .08        .30

Year ended January 31, 1998  1st Quarter   2nd Quarter   3rd Quarter   4th Quarter     Total
--------------------------------------------------------------------------------------------
Net sales                      $953,747    $1,353,345    $1,089,784    $1,454,748 $4,851,624
Gross profit                    307,235       428,991       365,703       453,882  1,555,811
Earnings before income taxes     53,349        96,686        59,645        97,533    307,213
Net earnings                     32,349        58,586        36,145        59,133    186,213
Basic and diluted
   earnings per share               .21           .38           .23           .38       1.20
Dividends per share               .0625         .0625           .07           .07       .265

Nordstrom, Inc. and Subsidiaries

Management and Independent Auditors' Reports

Management Report

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

The Company maintains an effective system of internal accounting control. We believe that this system provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded, in order to permit preparation of financial statements in conformity with generally accepted accounting principles and to adequately safeguard, verify and maintain accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

The consolidated financial statements and related notes have been audited by Deloitte & Touche LLP, independent certified public accountants. The accompanying auditors' report expresses an independent professional opinion on the fairness of presentation of management's financial statements.

The Audit Committee of the Board of Directors is composed of the outside directors, and is responsible for recommending the independent certified public accounting firm to be retained for the coming year, subject to shareholder approval. The Audit Committee meets periodically with the independent auditors, as well as with management and the internal auditors, to review accounting, auditing, internal accounting controls and financial reporting matters. The independent auditors and the internal auditors also meet privately with the Audit Committee.

Michael A. Stein
Executive Vice President and Chief Financial Officer

Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries (the "Company") as of January 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 8 to the consolidated financial statements, in 1998 the Company changed its method of accounting for certain software costs to conform with Statement of Position 98-1 of the American Institute of Certified Public Accountants.

Deloitte & Touche LLP
Seattle, Washington; March 12, 1999

Nordstrom, Inc. and Subsidiaries

Ten Year Statistical Summary
Dollars in thousands except square footage and per share amounts

Year ended January 31,			       1999	       1998	       1997
-------------------------------------------------------------------------------
Financial Position
   Customer accounts receivable, net	   $567,661	   $641,862	   $693,123
   Merchandise inventories		    750,269	    826,045	    719,919
   Current assets			  1,680,407	  1,610,658	  1,546,547
   Current liabilities			    768,542	    942,606	    769,387
   Working capital			    911,865	    668,052	    777,160
   Working capital ratio		       2.19	       1.71	       2.01
   Land, buildings and equipment, net	  1,362,400	  1,252,513	  1,152,454
   Long-term debt, including
     current portion			    868,234	    420,865	    380,632
   Debt/capital ratio			      .4184	      .3170	      .2698
   Shareholders' equity		  1,316,653	  1,475,058	  1,473,192
   Shares outstanding			142,114,167	152,518,104	159,269,954
   Book value per share		       9.26	       9.67	       9.25
   Total assets			  3,115,407	  2,880,824	  2,716,655
Operations
   Net sales				  5,027,890	  4,851,624	  4,453,063
   Costs and expenses:
     Cost of sales and related
       buying and occupancy		  3,344,945	  3,295,813	  3,082,037
     Selling, general
       and administrative		  1,405,270	  1,322,929	  1,217,590
     Interest, net			     47,091	     34,250	     39,400
     Service charge income
       and other, net			   (107,139)	   (108,581)	   (129,469)
   Total costs and expenses		  4,690,167	  4,544,411	  4,209,558
   Earnings before income taxes	    337,723	    307,213	    243,505
   Income taxes			    131,000	    121,000	     96,000
   Net earnings			    206,723	    186,213	    147,505
   Basic earnings per share		       1.41	       1.20	        .91
   Diluted earnings per share		       1.41	       1.20	        .91
   Dividends per share			        .30	       .265	        .25
   Net earnings as a percent
     of net sales			      4.11%	      3.84%	      3.31%
   Return on average shareholders'
     equity				     14.81%	     12.63%	     10.19%
   Sales per square foot for
     Company-operated stores		        362	        384	        377
Stores					         97	         92	         83
Total square footage			 13,593,000	 12,614,000	 11,754,000

Nordstrom, Inc. and Subsidiaries

Dollars in thousands except square footage and per share amounts

Year ended January 31,			       1996	       1995	       1994	       1993
----------------------------------------------------------------------------------------------
Financial Position
   Customer accounts receivable, net	   $874,103	   $655,715	   $565,151	   $584,379
   Merchandise inventories		    626,303	    627,930	    585,602	    536,739
   Current assets			  1,612,776	  1,397,713	  1,314,914	  1,219,844
   Current liabilities			    818,523	    679,652	    618,154	    503,015
   Working capital			    794,253	    718,061	    696,760	    716,829
   Working capital ratio		       1.97	       2.06	       2.13	       2.43
   Land, buildings and equipment, net	  1,103,298	    984,195	    845,596	    824,142
   Long-term debt, including
     current portion			    439,943	    373,910	    438,574	    481,945
   Debt/capital ratio			      .3209	      .2556	      .2911	      .3309
   Shareholders' equity		  1,422,972	  1,343,800	  1,166,504	  1,052,031
   Shares outstanding			162,226,288	164,488,196	164,118,256	163,949,594
   Book value per share		       8.77	       8.17	       7.11	       6.42
   Total assets			  2,732,619	  2,396,783	  2,177,481	  2,053,170
Operations
   Net sales				  4,113,517	  3,894,478	  3,589,938	  3,421,979
   Costs and expenses:
     Cost of sales and related
       buying and occupancy		  2,806,250	  2,599,553	  2,469,304	  2,339,107
     Selling, general
       and administrative		  1,120,790	  1,023,347	    940,579	    902,083
     Interest, net			     39,295	     30,664	     37,646	     44,810
     Service charge income
       and other, net			   (125,130)	    (94,644)	    (88,509)	    (86,140)
   Total costs and expenses		  3,841,205	  3,558,920	  3,359,020	  3,199,860
   Earnings before income taxes	    272,312	    335,558	    230,918	    222,119
   Income taxes			    107,200	    132,600	     90,500	     85,500
   Net earnings			    165,112	    202,958	    140,418	    136,619
   Basic earnings per share		       1.01	       1.24	        .86	        .83
   Diluted earnings per share		       1.01	       1.23	        .86	        .83
   Dividends per share			        .25	      .1925	        .17	        .16
   Net earnings as a percent
     of net sales			      4.01%	      5.21%	      3.91%	      3.99%
   Return on average shareholders'
     equity				     11.94%	     16.17%	     12.66%	     13.72%
   Sales per square foot for
     Company-operated stores		        382	        395	        383	        381
Stores					         78	         76	         74	         72
Total square footage			 10,713,000	  9,998,000	  9,282,000	  9,224,000


Ten Year Statistical Summary (continued)

Dollars in thousands except square footage and per share amounts

Year ended January 31,			       1992	       1991	       1990
-------------------------------------------------------------------------------
Financial Position
   Customer accounts receivable, net	   $585,490	   $558,573	   $519,656
   Merchandise inventories		    506,632	    448,344	    419,976
   Current assets			  1,177,638	  1,090,379	  1,011,148
   Current liabilities			    547,002	    546,084	    485,883
   Working capital			    630,636	    544,295	    525,265
   Working capital ratio		       2.15	       2.00	       2.08
   Land, buildings and equipment, net	    856,404	    806,191	    691,937
   Long-term debt, including
     current portion			    511,000	    489,172	    468,412
   Debt/capital ratio			      .4074	      .4359	      .4378
   Shareholders' equity		    939,231	    826,410	    733,250
   Shares outstanding			163,688,454	163,475,820	163,169,420
   Book value per share		       5.74	       5.06	       4.49
   Total assets			  2,041,875	  1,902,589	  1,707,420
Operations
   Net sales				  3,179,820	  2,893,904	  2,671,114
   Costs and expenses:
     Cost of sales and related
       buying and occupancy		  2,169,437	  2,000,250	  1,829,383
     Selling, general
       and administrative		    831,505	    747,770	    669,159
     Interest, net			     49,106	     52,228	     49,121
     Service charge income
       and other, net			    (87,443)	    (84,660)	    (55,958)
   Total costs and expenses		  2,962,605	  2,715,588	  2,491,705
   Earnings before income taxes	    217,215	    178,316	    179,409
   Income taxes			     81,400	     62,500	     64,500
   Net earnings			    135,815	    115,816	    114,909
   Basic earnings per share		        .83	        .71	        .70
   Diluted earnings per share		        .83	        .71	        .70
   Dividends per share			       .155	        .15	        .14
   Net earnings as a percent
     of net sales			      4.27%	      4.00%	      4.30%
   Return on average shareholders'
     equity				     15.38%	     14.85%	     16.74%
   Sales per square foot for
     Company-operated stores		        388	        391	        398
Stores					         68	         63	         59
Total square footage			  8,590,000	  7,655,000	  6,898,000

Nordstrom, Inc. and Subsidiaries

Officers, Directors and Committees

Chairman
John J. Whitacre
46, Chairman of the Board of Directors

Co-Presidents
Blake W. Nordstrom
38, Co-President
Erik B. Nordstrom
35, Co-President
J. Daniel Nordstrom
36, Co-President
James A. Nordstrom
37, Co-President
Peter E. Nordstrom
36, Co-President
William E. Nordstrom
35, Co-President

Executive Vice Presidents
Jammie Baugh
45, Executive Vice President
Northwest General Manager
Gail A. Cottle
47, Executive Vice President
Nordstrom Product Development General Manager
Dale C. Crichton
50, Executive Vice President
Cosmetics Corporate Merchandise Manager
Robert J. Middlemas
42, Executive Vice President
Central States General Manager
James R. O'Neal
40, Executive Vice President
Southwest General Manager
Michael A. Stein
49, Executive Vice President
Chief Financial Officer
Susan A. Wilson Tabor
53, Executive Vice President
The Rack General Manager
Martha S. Wikstrom
42, Executive Vice President
East Coast General Manager

Vice Presidents
Laurie M. Black
39, Vice President
Women's Specialized Apparel Divisional Merchandise Manager
Northwest and Southwest Group
Victoria B. Dellinger
39, Vice President
Direct Sales Division General Manager
Joseph V. Demarte
47, Vice President
Human Resources
Annette S. Dresser
38, Vice President
Women's Apparel Corporate Merchandise Manager
Linda Toschi Finn
51, Vice President
Sales Promotion
Tamela J. Hickel
38, Vice President
East Coast - South Regional Manager
Darrel J. Hume
51, Vice President
Central States Regional Manager
Darren R. Jackson
34, Vice President,
Strategic Planning,
Treasurer
Bonnie M. Junell
42, Vice President
Brass Plum and Kids Wear Divisional Merchandise Manager
Northwest and Southwest Group
Kevin T. Knight
43, Vice President
President Nordstrom National Credit Bank/Nordstrom Credit, Inc.
General Manager of the Credit Business Unit
Llynn (Len) A. Kuntz
38, Vice President
East Coast - North Regional Manager
David P. Lindsey
49, Vice President
Store Planning
David L. Mackie
50, Vice President
Legal and Real Estate
Jack H. Minuk
44, Vice President
Women's Shoes Corporate Merchandise Manager
Charles T. Mitchell
51, Vice President
Information Services
Suzanne R. Patneaude
52, Vice President
Designer Apparel Corporate Merchandise Manager

Nordstrom, Inc. and Subsidiaries

Officers, Directors and Committees

(Vice Presidents continued)

Joel T. Stinson
49, Vice President
Operations
Dana K. Summers
39, Vice President
Chief Information Officer
Delena M. Sunday
38, Vice President
Diversity Affairs
Geevy S.K. Thomas
34, Vice President
Los Angeles/Orange County Regional Manager

Other Officer
N. Claire Stack
37, Corporate Secretary

Directors
D. Wayne Gittinger
66, Director; Partner, Lane Powell Spears Lubersky
Seattle, WA
Enrique Hernandez, Jr.
43, Director; President and CEO,
Inter-Con Security Systems, Inc.
Pasadena, CA
Ann D. McLaughlin
57, Director; Chairman, The Aspen Institute
Aspen, CO
John A. McMillan
67, Director
Bruce A. Nordstrom
65, Director
John N. Nordstrom
61, Director
Alfred E. Osborne, Jr.
54, Director; Director of the Harold Price Center for Entrepreneurial Studies and Associate
Professor of Business Economics,
The Anderson School at UCLA
Los Angeles, CA
William D. Ruckelshaus
66, Director; A Principal in Madrona Investment
Group, LLC
Seattle, WA
Elizabeth Crownhart Vaughan
70, Director; President, Salar Enterprises
Portland, OR
John J. Whitacre
46, Chairman of the Board of Directors
Bruce G. Willison
50, Director

Committees

Executive
John A. McMillan
Bruce A. Nordstrom
John N. Nordstrom

Audit
Enrique Hernandez, Jr.
Ann D. McLaughlin, Chair
Alfred E. Osborne, Jr.
William D. Ruckelshaus
Elizabeth Crownhart Vaughan
Bruce G. Willison

Compensation and Stock Option
D. Wayne Gittinger
Ann D. McLaughlin
John A. McMillan
Alfred E. Osborne, Jr.
William D. Ruckelshaus, Chair
Elizabeth Crownhart Vaughan

Finance
Enrique Hernandez, Jr.
John N. Nordstrom
Alfred E. Osborne, Jr., Chair
Bruce G. Willison

Corporate Governance and Nominating
D. Wayne Gittinger, Chair
Ann D. McLaughlin
William D. Ruckelshaus
Elizabeth Crownhart Vaughan

Profit Sharing and Benefits
Joseph V. Demarte, Chair
D. Wayne Gittinger
Peter E. Nordstrom
William E. Nordstrom
John J. Whitacre

Nordstrom, Inc. and Subsidiaries

Retail Store Facilities

The following table sets forth certain information with respect to each of the stores operated by the Company. The Company also operates seven distribution centers and owns or leases other space for administrative functions.


										Present
								Year opened	total store
Location		Store Name				or acquired	area/sq. ft.
------------------------------------------------------------------------------
Southwest Group

Arizona
  Scottsdale		Fashion Square			1998		235,000
California
  Arcadia		Santa Anita Fashion Park		1994		151,000
  Brea			Brea Mall				1979		195,000
  Canoga Park		Topanga Plaza				1984		154,000
  Cerritos		Los Cerritos Center			1981		122,000
  Corte Madera	The Village at Corte Madera	1985		116,000
  Costa Mesa		South Coast Plaza			1978		235,000
  Escondido		North County Fair			1986		156,000
  Glendale		Glendale Galleria			1983		147,000
  Los Angeles		Westside Pavilion			1985		150,000
  Montclair		Montclair Plaza			1986		134,000
  Palo Alto		Stanford Shopping Center		1984		187,000
  Pleasanton		Stoneridge Mall			1990		173,000
  Redondo Beach	The Galleria at South Bay		1985		161,000
  Riverside		The Galleria at Tyler		1991		164,000
  Sacramento		Arden Fair Mall			1989		190,000
  San Diego		Fashion Valley Center		1981		220,000
  San Diego		Horton Plaza				1985		151,000
  San Diego		University Towne Centre		1984		130,000
  San Francisco	Stonestown Galleria			1988		174,000
  San Francisco	San Francisco Centre		1988		350,000
  San Mateo		Hillsdale Shopping Center		1982		149,000
  Santa Ana		MainPlace Mall			1987		169,000
  Santa Barbara	Paseo Nuevo Mall			1990		186,000
  Santa Clara		Valley Fair				1987		165,000
  Walnut Creek	Broadway Plaza			1984		193,000

East Coast Group
Connecticut
  Farmington		Westfarms Mall			1997		189,000
Georgia
  Atlanta		Perimeter Mall			1998		243,000

										Present
								Year opened	total store
Location		Store Name				or acquired	area/sq. ft.
------------------------------------------------------------------------------
East Coast Group
(continued)

Maryland
  Annapolis		Annapolis Mall			1994		162,000
  Bethesda		Montgomery Mall			1991		225,000
  Towson		Towson Town Center			1992		205,000
Pennsylvania
  King of Prussia	King of Prussia Plaza		1996		238,000
New Jersey
  Edison		Menlo Park Mall			1991		266,000
  Freehold		Freehold Raceway Mall		1992		174,000
  Millburn		The Mall at Short Hills		1995		188,000
  Paramus		Garden State Plaza			1990		282,000
New York
  Garden City		Roosevelt Field Mall		1997		241,000
  White Plains	The Westchester Mall		1995		219,000
Virginia
  Arlington		The Fashion Centre			1989		241,000
			at Pentagon City
  McLean		Tysons Corner Center		1988		253,000

Central States Group
Kansas
  Overland Park	Oak Park Mall				1998		219,000
Illinois
  Oakbrook		Oakbrook Center			1991		249,000
  Schaumburg		Woodfield Shopping Center		1995		215,000
  Skokie		Old Orchard Center			1994		209,000
Indiana
  Indianapolis	Circle Centre Mall			1995		216,000
Michigan
  Troy			Somerset Collection North		1996		258,000
Minnesota
  Bloomington		Mall of America			1992		240,000
Ohio
  Beachwood		Beachwood Place			1997		231,000
Texas
  Dallas		Dallas Galleria			1996		249,000

Nordstrom, Inc. and Subsidiaries


										Present
								Year opened	total store
Location		Store Name				or acquired	area/sq. ft.
-------------------------------------------------------------------------------
Northwest Group
Alaska
  Anchorage		Anchorage 5th Avenue Mall		1975		 97,000
Colorado
  Denver		Park Meadows Mall			1996		245,000
Oregon
  Portland		Clackamas Town Center		1981		121,000
  Portland		Downtown Portland 			1966		174,000
  Portland		Lloyd Center				1963		150,000
  Salem		Salem Center				1980		 71,000
  Tigard		Washington Square			1974		189,000
Utah
  Murray		Fashion Place Mall			1981		110,000
  Salt Lake City	Crossroads Plaza			1980		140,000
Washington
  Bellevue		Bellevue Square			1967		285,000
  Lynnwood		Alderwood Mall			1979		127,000
  Seattle		Downtown Seattle <fn1>		1963		383,000
  Seattle		Northgate Mall			1965		122,000
  Spokane		Riverpark Square			1974		121,000
  Tacoma		Tacoma Mall				1966		134,000
  Tukwila		Southcenter Mall			1968		170,000
  Vancouver		Vancouver Mall			1977		 71,000
  Yakima		Downtown Yakima 			1972		 44,000

Other
Faconnable
  Beverly Hills, CA						1997		 17,000
  Costa Mesa, CA						1997		  8,000
  New York, NY						1993		 10,000
Women's Ala Moana
  Honolulu, HI						1997		 14,000
Men's Ala Moana
  Honolulu, HI						1997		  8,000

<fn1>
1 Excludes approximately 278,000 square feet of corporate and administrative offices.


										Present
								Year opened	total store
Location		Store Name				or acquired	area/sq. ft.
-------------------------------------------------------------------------------
Rack Group
Phoenix, AZ		Last Chance				1992		 48,000
Chino, CA		Chino Town Square Rack		1987		 30,000
Colma, CA		280 Metro Center Rack		1987		 31,000
Costa Mesa, CA	Metro Point Rack			1983		 50,000
San Diego, CA		Mission Valley Rack			1985		 57,000
San Jose, CA		Westgate Mall Rack			1998		 48,000
San Leandro, CA	Marina Square Rack			1990		 44,000
Woodland Hills, CA	Woodland Hills Rack			1984		 48,000
Littleton, CO		Meadows Market Place Rack		1998		 34,000
Northbrook, IL	Village Square Rack			1996		 40,000
Schaumburg, IL	Woodfield Rack			1994		 45,000
Silver Spring, MD	City Place Rack			1992		 37,000
Towson, MD		Towson Rack				1992		 31,000
Bloomington, MN	Mall of America Rack		1998		 41,000
Hempstead, NY		The Mall at the Source Rack	1997		 48,000
Beaverton, OR		Tanasbourne Rack			1998		 53,000
Portland, OR		Clackamas Rack			1983		 28,000
Portland, OR		Downtown Portland Rack		1986		 19,000
Philadelphia, PA	Franklin Mills Rack			1993		 43,000
Salt Lake City, UT	Sugarhouse Center Rack		1991		 31,000
Woodbridge, VA	Potomac Mills Rack			1990		 46,000
Auburn, WA		SuperMall Rack			1995		 48,000
Bellevue, WA		Factoria Square Rack		1997		 46,000
Lynnwood, WA		Alderwood Rack			1985		 25,000
Seattle, WA		Downtown Seattle Rack		1987		 42,000

Nordstrom, Inc. and Subsidiaries

Shareholder Information

Independent Auditors
Deloitte & Touche LLP

Counsel
Lane Powell Spears Lubersky

Transfer Agent and Registrar
ChaseMellon Shareholder Services
Telephone (800) 318-7045

General Offices
1617 Sixth Avenue, Seattle, WA 98101-1742
Telephone (206) 628-2111

Annual Meeting
May 18, 1999 at 11:00 a.m. Pacific Daylight Time
John W. Nordstrom conference room
Downtown Seattle Store
1617 Sixth Avenue
Seattle, WA

Form 10-K
The Company's Annual Report to the Securities and Exchange
Commission on Form 10-K for the year ended January 31, 1999 will be provided to shareholders upon written request to:
Nordstrom, Inc. Investor Relations
P.O. Box 2737
Seattle, WA 98111
or by calling (206) 233-6301.

Shareholder Information
Please visit our www.nordstrom.com web site to obtain the latest available information.

Nordstrom, Inc. and Subsidiaries

<graph>							Page
----------------------------------------------------------
Net Sales							 4

Net Earnings							 4

Percentage of 1998 Sales by Merchandise Category	26

Investing and Operating Cash Flows			28

Square Footage by Business Unit at January 31, 1999	29