Form 10-K, Exhibit 13
period 2000-01-31
NORDSTROM INC
filed 2000-04-07
CIK 72333

                                                                    EXHIBIT 13.1


Dear Shareholders,

The 1999 fiscal year was one of transition for Nordstrom, designed to position us to compete successfully in the future. Transition was, and is, necessary. Competition has never been more intense, whether from specialty retailers or big-box department stores. Our industry is consolidating, making existing competitors even more formidable. Additionally, the playing field is expanding to include new ways of reaching customers. This letter and the accompanying annual report will highlight the progress made during the year and outline our plans for the future.

New stores propel sales growth.

Our sales growth was fueled by the opening of full-line stores in Norfolk, Virginia; Providence, Rhode Island; Mission Viejo, California; and Columbia, Maryland; plus three new Rack stores, and the relocation of our Spokane Nordstrom and Alderwood Rack stores into new, larger facilities. We are well positioned for future growth. There are a number of attractive markets within the United States that we have not yet penetrated, or in which we are not fully represented.

We added 6.6 percent to our stores' gross square footage in 1999, and expect upper single-digit percentage growth annually over the next several years. Our comparable store sales in 1999 declined 1.1 percent. In recent years we had allowed inventory levels to expand at a rate in excess of our growth in sales, and have taken steps to better align these two measures. While some of the shortfall in sales was offset by improvements achieved in gross margin, we fully recognize the need to generate sales growth from existing stores -- as well as from new stores. However, we want to ensure that it is quality sales growth, and later in this letter I'll describe several initiatives directed to accomplish this.

Streamlined structure strengthens buying process.

In 1999 we realigned the buying structure to promote clarity and accountability, to gain increased leverage in market, and to facilitate stronger partnerships with vendors through fewer and more focused points of contact. We want our most experienced merchants to have the greatest influence over our merchandise buying decisions. Our aim is to quickly take advantage of emerging national trends, while maintaining awareness of local competitive factors and customer preference.

New subsidiary expands Internet presence.

In fall of 1999 we formed a subsidiary company called NORDSTROM.com, which consists of our catalog and e-commerce businesses. Since the Web site was launched in October of 1998, it has evolved significantly in terms of its look, ease of navigation, and the merchandise offered. We believe we have the brand, technology, strategic alliances and people to become leaders in online apparel retailing, and that the timing is right for us to aggressively expand in this growing channel. We also believe it is complementary to our traditional, store-based business and will enhance and broaden the power of our brand. Our subsidiary's first major project, NORDSTROMshoes.com, emerged as the world's biggest shoe store, offering millions of pairs of shoes for sale online. We are pleased with the sales performance thus far, and look forward to continuing to expand this channel as we seek to be wherever our customers want us to be.


"There are risks and costs to a program of action. But they are far less than the long-range risks and costs of comfortable inaction." -- JOHN F. KENNEDY


Key Initiatives.

We are focused on several key initiatives that we believe will have significant and long-term impacts on our business:

o  Improving our merchandise
o  Building our brand
o  Strengthening our information resources and processes

Reinvigorating women's business with better merchandise.

While each key initiative is vitally important, nothing is as critical as ensuring that we have the right merchandise -- in the right quantities, sizes, styles and colors -- in every one of our stores. Our initial focus is on women's merchandise, which represents the largest single category for us and also has been our greatest challenge in recent years. Specifically, we want to reinvigorate our women's business by injecting more fashion into the mix.

Fashion transcends age and cuts across all segments of women's merchandise. With classic styles, it can be timeless fashion; with mainstream styles, it's everyday fashion; with modern styles, it's contemporary fashion; and with forward styles, it's cutting-edge fashion. The point is that in each of these segments, our objective is to have an updated, fresh and evolving collection of merchandise that represents more of what our customers want to buy.


"Excellence is to do a common thing in an uncommon way."-- BOOKER T. WASHINGTON


Building a world-class brand.

To a great extent, our brand is the "Nordstrom shopping experience" -- defined primarily through our people and products. We want to couple the right merchandise with compelling presentation as we strive to deliver a satisfying, unforgettable experience for our customers. Through improved in-store signage, merchandise and window displays, and other visual aids, we also want to make our stores easier and more fun to shop.

Part of our brand includes our communication with customers. We hope you enjoyed the national television spots we ran in launching NORDSTROMshoes.com in November of 1999, and more recently, the national media campaign and other promotional activities for our full-line stores. As we invite our customers to reinvent themselves, we want to convey that change is positive, and accepting some level of risk can be rewarding.

Better technology enables better service.

Our effort to strengthen our information resources represents a major competitive step forward. Over time, our people will have the necessary tools to better perform our customer-intensive style of retailing. Whether it's information needed in developing more effective partnerships with our vendors, moving merchandise more quickly from point of manufacture to the sales floor, or responding more quickly to sales trends and retaining better balance in inventory levels, our ultimate objective is to better serve our customers.


"We must recognize the full human equality of all our people." -- ROBERT F. KENNEDY


People build our future.

As you can sense, there is a lot going on at Nordstrom. Much of the work is long-term in nature, designed to deliver enduring benefits. None of it is easy, but all of it is necessary in order for Nordstrom to compete and win in the years ahead.

Simply stated, we want to be better. We're proud of our 99-year heritage of striving to provide outstanding service to every customer. We're proud of our people, who are the lifeblood of our company and the vital link between our products and our customers. During 1999 we were honored to be included among:

o Fortune magazine's "100 Best Companies to Work For in America"
o Working Woman's "Top 25 Companies for Executive Women"
o Fortune's "50 Best Workplaces for Blacks, Asians, and Hispanics"

Yet we cannot stand still. Our goal is to achieve total shareholder return among the top quartile of our peers, and that requires that we continue to build -- stores, systems, capabilities and people. The 21st century is sure to bring new opportunities for growth. As we expand, the key will be to impart a distinct, consistent message across all channels, in every customer interaction, that is uniquely one Nordstrom.

Thank you for your continued support as we work to better serve our customers, employees, communities and shareholders.

Sincerely,


/s/ John Whitacre

John Whitacre
Chairman and Chief Executive Officer

Dollars in thousands except per share amounts
---------------------------------------------------------------------------------------------

Fiscal Year                                          1999           1998      % Change
---------------------------------------------------------------------------------------------
Net sales                                      $5,124,223     $5,027,890          1.9
Earnings before income taxes                      332,057        337,723         (1.7)
Net earnings                                      202,557        206,723         (2.0)
Basic earnings per share                             1.47           1.41          4.3
Diluted earnings per share                           1.46           1.41          3.5
Cash dividends paid per share                         .32            .30          6.7


Stock Prices

-----------------------------------------------------------------------------------------------------
Fiscal Year                                          1999                      1998
-----------------------------------------------------------------------------------------------------
                                              high          low           high          low
First Quarter                                 44 13/16      34 5/8       33 9/16       25 1/8
Second Quarter                                39 3/8        30 3/8       40 3/8        30 1/8
Third Quarter                                 33 1/8        23 1/8       39 1/2        22
Fourth Quarter                                28            21 15/16     44 1/8        27 1/16

Nordstrom, Inc. common stock is traded on the New York Stock Exchange and quoted daily in leading financial publications. NYSE symbol -- JWN

Graph - Net Sales
The vertical bar graph compares net sales for the past ten years. Beginning with the oldest fiscal year on the left, net sales (dollars are in millions) were as follows: 1990-$2,892; 1991-$3,175; 1992-$3,416; 1993-$3,591; 1994-$3,893;
1995-$4,107; 1996-$4,448; 1997-$4,852; 1998-$5,028; 1999-$5,124;

Graph - Diluted Earnings Per Share
The vertical bar graph compares diluted earnings per share for the past ten years. Beginning with the oldest fiscal year on the left, diluted earnings per share were as follows: 1990-$0.71; 1991-$0.82; 1992-$0.82; 1993-$0.86;
1994-$1.23; 1995-$1.00; 1996-$0.90; 1997-$1.20; 1998-$1.41; 1999-$1.46;

Management's Discussion and Analysis

The following discussion and analysis reviews the past three years, as well as additional information on future expectations and trends. Some of the information in this annual report, including anticipated store openings, planned capital expenditures and trends in company operations, are forward-looking statements, which are subject to risks and uncertainties. Actual future results and trends may differ materially depending upon a variety of factors, including, but not limited to, the Company's ability to predict fashion trends, consumer apparel buying patterns, the Company's ability to control costs and expenses, trends in personal bankruptcies and bad debt write-offs, employee relations, adverse weather conditions and other hazards of nature such as earthquakes and floods, the Company's ability to continue its expansion plans, and the impact of ongoing competitive market factors. This discussion and analysis should be read in conjunction with the basic consolidated financial statements and the Ten-Year Statistical Summary.

Overview
During 1999 (the fiscal year ended January 31, 2000), Nordstrom, Inc. and its subsidiaries (collectively, the "Company") achieved record sales and an improvement in gross margin. These improvements were offset by third quarter 1999 charges of approximately $10 million (pre-tax), primarily associated with the restructuring of the Company's information technology services area in order to improve efficiency and effectiveness. The Company also experienced substantially increased operating expenses associated with the accelerated development of NORDSTROM.com and NORDSTROMshoes.com.

On November 1, 1999, the Company established a new subsidiary, NORDSTROM.com, to promote the rapid expansion of both its Internet commerce and catalog businesses. The Company contributed the assets and certain liabilities associated with its Internet commerce and catalog businesses and $10 million in cash to the subsidiary. Affiliates of Benchmark Capital and Madrona Investment Group, collectively, contributed $16 million in cash to the new entity. The Company owns approximately 81.4% of NORDSTROM.com, with Benchmark Capital and Madrona Investment Group holding the remaining interest.

The first major endeavor in November 1999 by NORDSTROM.com was the launching of the Internet site NORDSTROMshoes.com, which offers online access to millions of pairs of shoes. The launch was supported by a multimedia national advertising campaign.

Also during 1999, the Company opened four new full-line stores in Providence, Rhode Island; Mission Viejo, California; Columbia, Maryland; and Norfolk, Virginia. The Company also opened three new Rack stores in Sacramento, California; Brea, California; and Gaithersburg, Maryland.

Results of Operations

Sales

The Company achieved a 1.9% sales increase in 1999. Certain components of the percentage change in sales by year are as follows:

Fiscal Year                    1999         1998         1997
---------------------------------------------------------------
Sales in comparable stores     (1.1%)       (2.7%)        4.0%
NORDSTROM.com                   8.3%        33.0%        49.8%
Total increase                  1.9%         3.6%         9.1%


Comparable store sales (sales in stores open at least one full fiscal year at the beginning of the fiscal year) decreased in 1999 primarily due to missed fashion product offering opportunities in the women's, kids' and juniors' apparel divisions. The decrease in comparable store sales in 1998 was attributable to management's focus on controlling inventory levels, which resulted in lower, but more profitable, sales. In 1997, comparable store sales growth reflected the strong economic environment and a positive reaction to changes in the merchandise mix in the women's apparel departments, which occurred in mid-1996.

In addition to the aforementioned new full-line and Rack stores, the Company opened a replacement full-line store and a replacement Rack store in 1999. New stores are generally not as productive as "comparable stores" because the customer base and traffic patterns of each store are developed over time.

Sales at NORDSTROM.com continued to contribute to the Company's sales growth with sales of $210 million, $194 million and $146 million in 1999, 1998 and 1997, respectively.

The Company's average price point has varied slightly over the past three years, due primarily to changes in the merchandise mix. Inflation in overall merchandise costs and prices has not been significant during the past three years.

Graph - Percentage of 1999 Sales by Merchandise Category
The pie chart depicts each merchandise category and its percent of total sales.
Clockwise: Children's Apparel and Accessories - 4%; Men's Apparel and Furnishings - 18%; Shoes - 19%; Women's Accessories - 21%; Women's Apparel - 36%; and Other - 2%.

Gross Margin

Gross margin (net sales less cost of sales and related buying and occupancy expenses) as a percentage of net sales improved to 34.5% in 1999, as compared to 33.5% in 1998, and 32.1% in 1997.

The 1999 improvement reflects changes in the Company's buying processes and vendor programs. The 1998 improvement was principally due to favorable pricing strategies and the Company's increased focus on managing inventory levels, which resulted in lower markdowns. A decrease in buying costs, due to efficiencies gained through restructuring of certain buying responsibilities, also contributed to the improvement in 1998. The improvement in gross margin percentage in both 1999 and 1998 was partially offset by increased occupancy costs related to new stores and remodeling projects.

Selling, General, and Administrative

Selling, general, and administrative expenses as a percentage of net sales were 29.1% in 1999, 28.0% in 1998, and 27.3% in 1997.

The 1999 increase, as a percentage of net sales, was due to the aforementioned $10 million of pre-tax restructuring charges. In addition, the Company incurred substantial additional costs associated with the accelerated development of NORDSTROM.com and NORDSTROMshoes.com. In August 1999, the Company announced that, compared to its plan prior thereto, NORDSTROM.com would increase operating expenses by approximately $22 million over the balance of the year, in order to accelerate growth and development of its Internet business channel. The actual increase for 1999 was $23 million. These increases were partially offset by lower bad debt expense due to the improved credit quality of the Company's credit card receivables.

The 1998 increase in selling, general, and administrative expenses, as a percentage of net sales, was due to higher sales promotion costs for the Company's direct sales catalog division, and spending on Year 2000 compliance and other information system operational costs. The increase was partially offset by decreases in bad debt expenses associated with the Company's credit card business and lower selling expenses, as a percentage of sales.

Interest Expense, Net

Interest expense, net increased 7% in 1999 and 37% in 1998 as a result of higher average borrowings to finance share repurchases. The Company repurchased 10.2 million shares and 11.2 million shares at an aggregate cost of $303 million and $346 million in 1999 and 1998, respectively.

Service Charge Income and Other, Net

Service charge income and other, net primarily represents income from the Company's credit card operations, offset by miscellaneous expenses.

Service charge income and other, net was flat in 1999 and 1998, both in dollars and as a percent of sales.

Net Earnings

Net earnings for 1999 were slightly lower than 1998 as the Company's record sales and gross margin were offset by increases in selling, general, and administrative expenses. Net earnings for 1998 increased as compared to 1997 primarily due to gross margin improvements.

Liquidity and Capital Resources

The Company finances its working capital needs, capital expenditures and share repurchase activity with cash provided by operations and borrowings.

For the fiscal year ended January 31, 2000, net cash provided by operating activities decreased approximately $223 million compared to the fiscal year ended January 31, 1999, primarily due to the non-recurring benefit of prior year reductions in inventories and customer receivable account balances. Net cash provided by operating activities for the fiscal year ended January 31, 1999 increased by approximately $301 million as compared to the fiscal year ended January 31, 1998, primarily due to a reduction in merchandise inventories resulting from management's focus on managing inventory levels and a decrease in customer receivable balances.

For the fiscal year ended January 31, 2000, net cash used in investing activities decreased approximately $68 million compared to the fiscal year ended January 31, 1999, primarily due to an increase in funds provided by developers to defray part of the Company's costs of constructing new stores. The Company's capital expenditures aggregated approximately $700 million over the last three years, net of deferred lease credits, principally to add new stores and facilities and to improve existing stores and facilities. Over 2.7 million square feet of retail store space has been added during this time period, representing an increase of 23% since January 31, 1997.

The Company plans to spend approximately $1.0 billion, net of deferred lease credits, on capital projects during the next three years, including new stores, the remodeling of existing stores, new systems and technology, and other items. At January 31, 2000, approximately $80 million has been contractually committed for the construction of new stores or remodel of existing stores. Although the Company has made commitments for stores opening in 2000 and beyond, it is possible that some stores may not be opened as scheduled because of delays inherent in the development process, or for other reasons. In addition to its cash flow from operations, the Company has funds available under its revolving credit facility. Management believes that the Company's current financial strength and credit position enable it to maintain its existing stores and to take advantage of attractive new opportunities.

The Board of Directors has authorized an aggregate of $1.1 billion of share repurchases since May 1995. As of January 31, 2000, the Company had purchased approximately 35 million shares of its common stock for approximately $931 million pursuant to these authorizations, and had remaining share repurchase authority of $169 million. Share repurchases have been financed, in part, through additional borrowings, resulting in a planned increase in the Company's debt to capital (debt plus shareholders' equity) ratio. At January 31, 2000, the Company's debt to capital ratio was .42.

In March 1998, the Company issued $300 million of 6.95% Senior Debentures due in 2028. The proceeds were used to repay commercial paper and current maturities of long-term debt. In January 1999, the Company issued $250 million of 5.625% Senior Notes due in 2009, the proceeds of which were used to repay short-term debt and for general corporate purposes. A substantial portion of the Company's total debt of $876 million at January 31, 2000, finances the Company's credit card portfolio, which aggregated $612 million at that date.

Year 2000

The Company transitioned into the Year 2000 without any material negative effects on its business, operations or financial condition. The Company's accumulative Year 2000 expenses, through January 31, 2000, were $17 million. Approximately $4 million of expense was incurred in 1999, $7 million in 1998 and $5 million in 1997.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which will require an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Adoption of this standard, as amended by the Company, beginning February 1, 2001, is not expected to have a material impact on the Company's consolidated financial statements.

Graph - Square Footage by Market Segment at January 31, 2000
The pie chart shows the percent of total square feet in each region and also gives the number of square feet for that region. Clockwise; Rack, 8.1%, 1,174,000; Central States, 14.4%, 2,086,000; Northwest, 19.1%, 2.770,000; East
Coast, 25.3%, 3,671,000; Southwest, 32.7%, 4,729,000; and Other, 0.4%, 57,000.

Consolidated Statements
of Earnings

Dollars in thousands except per share amounts
-----------------------------------------------------------------------------------------------------------------
Year ended January 31,                  2000   % of sales           1999   % of sales           1998   % of sales
------------------------------------------------------------------------------------------- ---------------------
Net sales                        $ 5,124,223        100.0    $ 5,027,890        100.0    $ 4,851,624        100.0
Costs and expenses:
  Cost of sales and related
    buying and occupancy           3,359,760         65.5      3,344,945         66.5      3,295,813         67.9
  Selling, general, and
    administrative                 1,491,040         29.1      1,405,270         28.0      1,322,929         27.3

  Interest, net                       50,396          1.0         47,091          0.9         34,250          0.7
Service charge income and
  other, net                        (109,030)        (2.1)      (107,139)        (2.1)      (108,581)        (2.2)
-----------------------------------------------------------------------------------------------------------------
                                   4,792,166         93.5      4,690,167         93.3      4,544,411         93.7

Earnings before income taxes         332,057          6.5        337,723          6.7        307,213          6.3
Income taxes                         129,500          2.5        131,000          2.6        121,000          2.5
-----------------------------------------------------------------------------------------------------------------
Net earnings                     $   202,557          4.0    $   206,723          4.1    $   186,213          3.8
-----------------------------------------------------------------------------------------------------------------
Basic earnings per share               $1.47                       $1.41                       $1.20

Diluted earnings per share             $1.46                       $1.41                       $1.20

Cash dividends paid per share          $ .32                       $ .30                       $.265

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

Dollars in thousands
--------------------------------------------------------------------------------
January 31,                                               2000             1999
--------------------------------------------------------------------------------
Assets
Current assets:
  Cash and cash equivalents                        $    27,042      $   241,431
  Short-term investment                                 25,527               --
  Accounts receivable, net                             616,989          587,135
  Merchandise inventories                              797,845          750,269
  Prepaid income taxes and other                        97,245           74,228
--------------------------------------------------------------------------------
Total current assets                                 1,564,648        1,653,063

Land, buildings and equipment, net                   1,429,492        1,378,006
Available-for-sale investment                           35,251               --
Other assets                                            32,690           56,994
--------------------------------------------------------------------------------
Total assets                                       $ 3,062,081      $ 3,088,063
--------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
  Notes payable                                    $    70,934      $    78,783
  Accounts payable                                     390,688          339,635
  Accrued salaries, wages and related benefits         211,308          196,366
  Income taxes and other accruals                      135,388          100,739
  Current portion of long-term debt                     58,191           63,341
--------------------------------------------------------------------------------
Total current liabilities                              866,509          778,864

Long-term debt                                         746,791          804,893
Deferred lease credits                                 194,995          147,188
Other liabilities                                       68,172           56,573
Shareholders' equity:
  Common stock, no par:
    250,000,000 shares authorized;
    132,279,988 and 142,114,167
    shares issued and outstanding                      247,559          230,761
  Unearned stock compensation                           (8,593)          (4,703)
  Retained earnings                                    929,616        1,074,487
  Accumulated other comprehensive income                17,032               --
--------------------------------------------------------------------------------
Total shareholders' equity                           1,185,614        1,300,545
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity         $ 3,062,081      $ 3,088,063
--------------------------------------------------------------------------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements
of Shareholders' Equity

Dollars in thousands except per share amounts
----------------------------------------------------------------------------------------------------------------------------
                                                                                                Accum. Other
                                             Common Stock             Unearned       Retained  Comprehensive
                                          Shares         Amount   Compensation       Earnings         Income         Total
----------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1997,
  as previously reported             159,269,954      $ 183,398             --    $ 1,289,794             --   $ 1,473,192
Adjustment for sales returns
  reserve, net of taxes                                                               (16,108)                     (16,108)
----------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1997,
  as adjusted                        159,269,954        183,398             --      1,273,686             --     1,457,084
  Net earnings                                --             --             --        186,213             --       186,213
  Cash dividends paid
    ($.265 per share)                         --             --             --        (41,168)            --       (41,168)
  Issuance of common stock               838,478         17,406             --             --             --        17,406
  Stock compensation                       4,672            246                                                        246
  Purchase and retirement of
    common stock                      (7,595,000)            --             --       (160,831)            --      (160,831)
----------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998          152,518,104        201,050             --      1,257,900             --     1,458,950
  Net earnings                                --             --             --        206,723             --       206,723
  Cash dividends paid
    ($.30 per share)                          --             --             --        (44,059)            --       (44,059)
  Issuance of common stock               599,593         14,971             --             --             --        14,971
  Stock compensation                     194,070         14,740        $(4,703)            --             --        10,037
  Purchase and retirement
    of common stock                  (11,197,600)            --             --       (346,077)            --      (346,077)
----------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1999          142,114,167        230,761         (4,703)     1,074,487             --     1,300,545
  Net earnings                                --             --             --        202,557             --       202,557
  Unrealized gain on investment               --             --             --             --        $17,032        17,032
                                                                                                               -------------
  Comprehensive net earnings                  --             --             --             --             --       219,589

  Cash dividends paid                         --             --             --        (44,463)            --       (44,463)
    ($.32 per share)
  Issuance of common stock               341,947          9,577             --             --             --         9,577
  Stock compensation                      40,274          7,221         (3,890)            --             --         3,331
  Purchase and retirement
    of common stock                  (10,216,400)            --             --       (302,965)            --      (302,965)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 31, 2000          132,279,988      $ 247,559        $(8,593)   $   929,616        $17,032   $ 1,185,614
----------------------------------------------------------------------------------------------------------------------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements
of Cash Flows

Dollars in thousands
-----------------------------------------------------------------------------------------------------
Year ended January 31,                                        2000           1999          1998
-----------------------------------------------------------------------------------------------------
Operating Activities

Net earnings                                             $ 202,557      $ 206,723      $ 186,213
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
    Depreciation and amortization                          193,718        180,655        158,969
    Amortization of deferred lease credits and
       other, net                                           (6,387)        (3,501)        (2,092)
    Stock-based compensation expense                         3,331         10,037            246
    Change in:
      Accounts receivable, net                             (29,854)        77,313         50,141
      Merchandise inventories                              (47,576)        75,776       (106,126)
      Prepaid income taxes and other                       (23,017)        30,983        (11,616)
      Accounts payable                                      51,053         18,324         10,881
      Accrued salaries, wages and related benefits          14,942         17,156          9,635
      Income tax liabilities and other accruals             12,205        (20,454)         2,104
      Other liabilities                                      7,154          8,296          2,301
------------------------------------------------------------------------------------------------
Net cash provided by operating activities                  378,126        601,308        300,656
------------------------------------------------------------------------------------------------

Investing Activities

Capital expenditures                                      (305,052)      (306,737)      (259,935)
Additions to deferred lease credits                        114,910         74,264             --
Investments in unconsolidated affiliates                        --        (32,857)            --
Other, net                                                  (9,332)        (2,251)           (49)
------------------------------------------------------------------------------------------------
Net cash used in investing activities                     (199,474)      (267,581)      (259,984)
------------------------------------------------------------------------------------------------

Financing Activities

(Decrease) increase in notes payable                        (7,849)      (184,984)        99,997
Proceeds from issuance of long-term debt                        --        544,165         91,644
Principal payments on long-term debt                       (63,341)      (101,106)       (51,210)
Capital contribution to subsidiary from
  minority shareholders                                     16,000             --             --
Proceeds from issuance of common stock                       9,577         14,971         17,406
Cash dividends paid                                        (44,463)       (44,059)       (41,168)
Purchase and retirement of common stock                   (302,965)      (346,077)      (160,831)
------------------------------------------------------------------------------------------------
Net cash used in financing activities                     (393,041)      (117,090)       (44,162)
------------------------------------------------------------------------------------------------

Net (decrease) increase in cash and cash equivalents      (214,389)       216,637         (3,490)
Cash and cash equivalents at beginning of year             241,431         24,794         28,284
------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                 $  27,042      $ 241,431      $  24,794
------------------------------------------------------------------------------------------------


          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated
Financial Statements

Dollars in thousands except per share amounts

Note 1: Summary of Significant Accounting Policies

The Company: Nordstrom, Inc. is a fashion specialty retailer offering a wide selection of high-quality apparel, shoes and accessories for women, men and children, principally through 71 large specialty stores and 28 clearance stores. All of the Company's stores are located in the United States, with approximately 34% of its retail square footage located in the state of California.

The Company purchases a significant percentage of its merchandise from foreign countries, principally in the Far East. An event causing a disruption in imports from the Far East could have a material adverse impact on the Company's operations. In connection with the purchase of foreign merchandise, the Company has outstanding letters of credit totaling $60,038 at January 31, 2000.

On November 1, 1999 the Company established a subsidiary to operate its Internet commerce and catalog businesses, NORDSTROM.com LLC. The Company contributed certain assets and liabilities associated with its Internet commerce and catalog businesses, and $10 million in cash. Funds associated with Benchmark Capital and Madrona Investment Group collectively contributed $16 million in cash to the new entity. At January 31, 2000 the Company owns approximately 81.4% of NORDSTROM.com LLC, with Benchmark Capital and Madrona Investment Group holding the remaining minority interest. The minority interest holders have the right to put their shares of NORDSTROM.com LLC to the Company at a multiple of their original investment in the event that certain events do not occur. This put right will expire if the Company provides additional funding to NORDSTROM.com LLC prior to September 2002.

Basis of Presentation: The consolidated financial statements include the accounts of Nordstrom, Inc. and its subsidiaries, the most significant of which are Nordstrom Credit, Inc., Nordstrom National Credit Bank and NORDSTROM.com LLC. All significant intercompany transactions and balances are eliminated in consolidation. The presentation of these financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Prior to 1999, the Company did not record sales returns on the accrual basis of accounting because the difference between the cash and accrual basis of accounting was not material. In 1999, the Company began accruing sales returns. Accordingly, the Company recorded the cumulative effect of this change on prior periods, which resulted in an increase in current assets of $9,840, an increase in current liabilities of $25,948 and a corresponding decrease in retained earnings of $16,108 as of February 1, 1997. Because the effects of this change were insignificant in 1997 and 1998, the Company recorded such amounts in 1999 as a reduction in net income of $1,313, or $.01 per share.

Merchandise Inventories: Merchandise inventories are stated at the lower of cost (first-in, first-out basis) or market, using the retail method.

Advertising: Costs for newspaper, television, radio and other media are generally expensed as incurred. Direct response advertising costs, consisting primarily of catalog book production and printing costs, are capitalized and amortized over the expected life of the catalog, not to exceed six months. Net capitalized direct response advertising costs were $3,938 and $3,436 at January 31, 2000 and 1999, and are included in prepaid income taxes and other on the consolidated balance sheets. Total advertising expenses were $160,957, $145,841 and $115,272 in 1999, 1998 and 1997.

Land, Buildings and Equipment: For buildings and equipment acquired prior to February 1, 1999, depreciation is computed using a combination of accelerated and straight-line methods. The straight-line method was adopted for all property placed into service after February 1, 1999 in order to better reflect the utilization of the assets over time. The effect of this change on net earnings for 1999 was not material. Lives used for calculating depreciation and amortization rates for the principal asset classifications are as follows: buildings, five to 40 years; store fixtures and equipment, three to 15 years; leasehold improvements, life of lease or applicable shorter period; software, three to seven years.

Store Preopening Costs: Store opening and preopening costs are charged to expense when incurred.

Capitalization of Interest: The interest-carrying costs of capital assets under development or construction are capitalized based on the Company's weighted average borrowing rate.

Cash Equivalents: The Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

Investments: Short-term and available-for-sale investments consist of available-for-sale equity securities which are recorded at market value based on quoted market prices using the specific identification method. Unrealized gains (and losses) from changes in market value are reflected in accumulated other comprehensive income, net of related deferred taxes. All other investments are recorded at cost and included in other assets.

Customer Accounts Receivable: In accordance with industry practices, installments maturing in more than one year or deferred payment accounts receivable are included in current assets.

Net Sales: Revenues are recorded net of estimated returns and exclude sales tax.

Cash Management: The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 2000 and 1999 include $7,605 and $10,189 of checks not yet presented for payment drawn in excess of cash balances.

Deferred Lease Credits: Deferred lease credits are amortized on a straight-line basis primarily over the life of the applicable lease.

Fair Value of Financial Instruments: The carrying amount of cash equivalents and notes payable approximates fair value because of the short maturity of these instruments. The fair value of the Company's investment in marketable equity securities is based upon the quoted market price and is approximately $60,778 at January 31, 2000. The fair value of long-term debt (including current maturities), using quoted market prices of the same or similar issues with the same remaining term to maturity, is approximately $715,500 and $894,000 at January 31, 2000 and 1999.

Derivatives Policy: The Company limits its use of derivative financial instruments to the management of foreign currency and interest rate risks. The effect of these activities is not material to the Company's financial condition or results of operations. The Company has no material off-balance sheet credit risk, and the fair value of derivative financial instruments at January 31, 2000 and 1999 is not material.

Statement of Financial Accounting Standards No. 133, "Accounting For Derivative Instruments and Hedging Activities," as amended, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company is currently reviewing the impact of this statement; however, based on the Company's minimal use of derivatives, management expects that adoption of this standard, in its fiscal year beginning February 1, 2001, will not have a material impact on the Company's consolidated financial statements.

Reclassifications: Certain reclassifications of prior year balances have been made for consistent presentation with the current year.


Note 2: Employee Benefits

The Company provides a profit sharing plan for employees. The plan is fully funded by the Company and is non-contributory except for employee contributions made under Section 401(k) of the Internal Revenue Code. Under this provision of the plan, the Company provides matching contributions up to a stipulated percentage of employee contributions. Company contributions to the profit sharing portion of the plan vest over a seven-year period. The Company contribution is established each year by the Board of Directors and totaled $47,500, $50,000 and $45,000 in 1999, 1998 and 1997.

Note 3: Interest, Net

The components of interest, net are as follows:

Year ended January 31,                     2000            1999            1998
-------------------------------------------------------------------------------
Short-term debt                        $  2,584        $ 10,707        $ 10,931
Long-term debt                           56,831          43,601          32,887

-------------------------------------------------------------------------------
Total interest cost                      59,415          54,308          43,818

Less: Interest income                    (3,521)         (1,883)         (1,221)
      Capitalized interest               (5,498)         (5,334)         (8,347)

-------------------------------------------------------------------------------
Interest, net                           $50,396         $47,091         $34,250
-------------------------------------------------------------------------------

Note 4: Income Taxes

Income taxes consist of the following:

Year ended January 31,                   2000             1999             1998
-------------------------------------------------------------------------------
Current income taxes:
  Federal                           $ 130,524        $ 113,270        $  98,464
  State and local                      21,835           19,672           18,679
-------------------------------------------------------------------------------
Total current
  income taxes                        152,359          132,942          117,143

Deferred income taxes:
  Current                             (18,367)          (1,357)          (4,614)
  Non-current                          (4,492)            (585)           8,471
-------------------------------------------------------------------------------
Total deferred
  income taxes                        (22,859)          (1,942)           3,857
-------------------------------------------------------------------------------
Total income taxes                  $ 129,500        $ 131,000        $ 121,000
-------------------------------------------------------------------------------

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

Year ended January 31,                          2000           1999        1998
-------------------------------------------------------------------------------
Statutory rate                                 35.00%         35.00%      35.00%
State and local
  income taxes, net of
  federal income taxes                          4.06           4.03        4.17

Other, net                                      (.06)         (0.24)       0.21

-------------------------------------------------------------------------------
Effective tax rate                             39.00%         38.79%      39.38%
-------------------------------------------------------------------------------


Deferred income tax assets and liabilities result from temporary differences in the timing of recognition of revenue and expenses for tax and financial reporting purposes. Significant deferred tax assets and liabilities, by nature of the temporary differences giving rise thereto, are as follows:

January 31,                                              2000              1999
-------------------------------------------------------------------------------
Accrued expenses                                     $ 29,276          $ 30,071
Compensation and
  benefits accruals                                    35,651            30,404
Merchandise inventories                                24,461            18,801
Land, buildings and
  equipment basis and
  depreciation differences                            (22,982)          (34,519)
Employee benefits                                     (11,008)          (10,659)
Unrealized gain on investment                         (10,889)               --
Other                                                  12,570            11,011
-------------------------------------------------------------------------------
Net deferred tax assets                              $ 57,079          $ 45,109
-------------------------------------------------------------------------------


Note 5: Earnings Per Share

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. Average shares outstanding were 137,814,589, 146,241,091 and 154,972,560 in 1999, 1998 and 1997.

Diluted earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year plus dilutive common stock equivalents (primarily stock options). Weighted average diluted shares outstanding were 138,424,844, 146,858,271 and 155,350,296 in 1999, 1998 and
1997.

Options with an exercise price greater than the average market price were not included in the computation of diluted earnings per share. These options totaled 2,798,966, 1,146,113 and 303,622 shares in 1999, 1998 and 1997.

Note 6: Investment

In September 1998, the Company purchased non-voting convertible preferred stock in a private company. In June 1999, this company completed an initial public offering of common stock. Upon completion of the offering, the Company's investment was converted to common stock, which has been categorized as available-for-sale. In January 2000, this public company merged with a private company in a pooling-of-interests transaction. The Company had an investment in the preferred stock of the acquired private company since October 1998. The Company's available-for-sale investment has been increased to reflect the consummation of the merger. A portion of the investment is reported as short-term because the Company intends to sell it within one year. Accumulated other comprehensive income includes the increase in the fair market value of the investment based on its quoted market value at January 31, 2000, net of applicable taxes of $10.9 million.

Note 7: Accounts Receivable

The components of accounts receivable are as follows:

January 31,                                             2000               1999
-------------------------------------------------------------------------------
Customers                                          $ 611,858          $ 592,204
Other                                                 20,969             19,474
Allowance for doubtful accounts                      (15,838)           (24,543)
-------------------------------------------------------------------------------
Accounts receivable, net                           $ 616,989          $ 587,135
-------------------------------------------------------------------------------

Credit risk with respect to accounts receivable is concentrated in the geographic regions in which the Company operates stores. At January 31, 2000 and 1999, approximately 38% of the Company's receivables were obligations of customers residing in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

Bad debt expense totaled $11,707, $23,828 and $40,440 in 1999, 1998 and 1997.

Nordstrom National Credit Bank, a wholly owned subsidiary of the Company, issues both a proprietary and VISA credit card. In 1996, the Company transferred substantially all of its VISA credit card receivables (approximately $203,000) to a trust in exchange for certificates representing undivided interests in the trust. A Class A certificate with a market value of $186,600 was sold to a third party, and a Class B certificate, which is subordinated to the Class A certificate, was retained by the Company. The Company owns the remaining undivided interests in the trust not represented by the Class A and Class B certificates (the "Seller's Interest").

Cash flows generated from the receivables in the trust are, to the extent allocable to the investors, applied to the payment of interest on the Class A and Class B certificates, absorption of credit losses, and payment of servicing fees to the Company, which services the receivables for the trust. Excess cash flows revert to the Company. The Company's investment in the Class B certificate and the Seller's Interest totals $42,754 and $8,208 at January 31, 2000 and 1999, and is included in customer accounts receivable.

Pursuant to the terms of operative documents of the trust, in certain events the Company may be required to fund certain amounts pursuant to a recourse obligation for credit losses. Based on current cash flow projections, the Company does not believe any additional funding will be required.

Note 8: Land, Buildings and Equipment

Land, buildings and equipment consist of the following (at cost):

January 31,                                            2000                1999
--------------------------------------------------------------------------------
Land and land improvements                      $    59,237         $    57,337
Buildings                                           650,414             500,831
Leasehold improvements                              870,821             957,877
Capitalized software                                 20,150               7,603
Store fixtures and equipment                      1,037,936             944,202
-------------------------------------------------------------------------------
                                                  2,638,558           2,467,850
Less accumulated depreciation
  and amortization                               (1,370,726)         (1,235,410)
-------------------------------------------------------------------------------
                                                  1,267,832           1,232,440

Construction in progress                            161,660             145,566
-------------------------------------------------------------------------------
Land, buildings and
  equipment, net                                $ 1,429,492         $ 1,378,006
-------------------------------------------------------------------------------

At January 31, 2000, the net book value of property located in California is approximately $335,000. The Company does not carry earthquake insurance in California because of its high cost.

At January 31, 2000, the Company has contractual commitments of approximately $80 million for the construction of new stores or remodel of existing stores.

Note 9: Notes Payable

A summary of notes payable is as follows:

Year ended January 31,                      2000            1999            1998
--------------------------------------------------------------------------------
Average daily short-term borrowings     $ 45,030        $195,596        $193,811
Maximum amount
  outstanding                            178,533         385,734         278,471
Weighted average interest rate:
  During the year                            5.8%            5.5%            5.6%
  At year-end                                6.0%            5.2%            5.5%


At January 31, 2000, the Company has an unsecured line of credit with a group of commercial banks totaling $500,000 which is available as liquidity support for the Company's commercial paper program, and expires in July 2002. The line of credit agreement contains restrictive covenants which, among other things, require the Company to maintain a certain minimum level of net worth and a coverage ratio (as defined) of no less than 2 to 1. The Company pays a commitment fee for the line based on the Company's debt rating.

Note 10: Long-Term Debt

A summary of long-term debt is as follows:

January 31,                                             2000               1999
-------------------------------------------------------------------------------
Senior debentures, 6.95%,
  due 2028                                         $ 300,000          $ 300,000
Senior notes, 5.625%, due 2009                       250,000            250,000
Medium-term notes, payable by
  Nordstrom Credit, Inc.,
  7.0%-8.67%, due 2000-2002                          145,350            203,350
Notes payable, of
  Nordstrom Credit, Inc.,
  6.7%, due 2005                                     100,000            100,000

Other                                                  9,632             14,884
-------------------------------------------------------------------------------
Total long-term debt                                 804,982            868,234
Less current portion                                 (58,191)           (63,341)
-------------------------------------------------------------------------------
Total due beyond one year                          $ 746,791          $ 804,893
-------------------------------------------------------------------------------

Aggregate principal payments on long-term debt are as follows: 2000-$58,191; 2001-$11,454; 2002-$77,247; 2003-$319; 2004-$350; and thereafter-$657,421.


Note 11: Leases

The Company leases land, buildings and equipment under noncancelable lease agreements with expiration dates ranging from 2000 to 2080. Certain leases include renewal provisions at the Company's option. Most of the leases provide for additional rentals based upon specific percentages of sales and require the Company to pay for certain other costs.

Future minimum lease payments as of January 31, 2000 are as follows:
2000-$52,940; 2001-$52,762; 2002-$44,050; 2003-$42,092; 2004-$41,010; and
thereafter-$326,281.


The following is a schedule of rent expense:

Year ended January 31,                        2000           1999           1998
--------------------------------------------------------------------------------
Minimum rent:
  Store locations                          $18,794        $19,167        $16,869
  Offices, warehouses
    and equipment                           19,926         19,208         17,811
Store locations
  percentage rent                            7,441          8,603         12,542
--------------------------------------------------------------------------------
Total rent expense                         $46,161        $46,978        $47,222
--------------------------------------------------------------------------------

Note 12: Stock-Based Compensation

The Company has a stock option plan (the "Plan") administered by the Compensation Committee of the Board of Directors (the "Committee") under which stock options, performance share units and restricted stock may be granted to key employees of the Company. Stock options are issued at the fair market value of the stock at the date of grant. Options vest over periods ranging from four to eight years, and expire ten years after the date of grant. In certain circumstances, vesting of some options may be accelerated.

In addition to option grants each year, in 1999 and 1998 the Committee granted 272,970 and 185,201 performance share units, respectively, which will vest over three years if certain financial goals are attained. Employees may elect to receive common stock or cash upon vesting of these performance shares. The Committee also granted 30,069 and 180,000 shares of restricted stock in 1999 and 1998 with weighted average fair values of $32.09 and $27.75, respectively, which vest over five years. No monetary consideration is paid by employees who receive performance share units or restricted stock.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in measuring compensation costs under the Plan. Accordingly, no compensation cost has been recognized for stock options because the option price equals the market price on the date of grant. For performance share units, compensation expense is recorded over the performance period based on the fair market value of the stock at the date it is determined that such shares have been earned. For restricted stock grants, compensation expense is based on the market price on the date of grant and is recorded over the vesting period. Stock-based compensation expense for 1999, 1998 and 1997 was $3,331, $10,037 and $246, respectively.

In addition to the above, in the fourth quarter of 1999, NORDSTROM.com established an option plan under which 3.4 million options were granted at an option price of $1.67 per share. Pursuant to APB 25, no compensation cost has been recognized for the options because the option price was equal to, or in excess of, the fair value of NORDSTROM.com's stock on the date of grant. The options vest over a period of two and one-half to four years and must be exercised within ten years of the grant date.

If the Company had elected to follow the measurement provisions of SFAS No. 123 in accounting for its stock options, compensation expense would be recognized based on the fair value of the options at the date of grant. To estimate compensation expense which would be recognized under SFAS 123, the Company used the modified Black-Scholes option-pricing model with the following weighted-average assumptions for options granted in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.7%, 5.2% and 5.4%; expected volatility factors of .61, .46 and .32; expected dividend yield of 1% for all years; and expected lives of 5 years for all years.

If SFAS 123 were used to account for the Company's stock-based compensation programs, the pro forma net earnings and earnings per share would be as follows:

Year ended January 31,                      2000            1999           1998
-------------------------------------------------------------------------------
Pro forma net earnings                  $192,936        $201,499        $183,618
Pro forma basic earnings per share         $1.40           $1.38           $1.18
Pro forma diluted earnings per share       $1.39           $1.37           $1.18


The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts as awards prior to 1995 are not included, and additional awards in future years are anticipated.

The number of shares reserved for future stock option grants pursuant to the Plan is 3,212,879 at January 31, 2000.

Stock option activity for the Plan was as follows:

Year ended January 31,                     2000                   1999                    1998
--------------------------------------------------------------------------------------------------------
                                                Weighted-              Weighted-              Weighted-
                                                 Average                Average                Average
                                                Exercise               Exercise                Exercise
                                     Shares       Price      Shares      Price       Shares      Price
--------------------------------------------------------------------------------------------------------
Outstanding, beginning
  of year                           5,893,632      $27      3,401,602      $21      3,719,506      $19
  Granted                           2,926,368       31      3,252,217       31        692,764       26
  Exercised                          (341,947)      23       (599,593)      18       (838,478)      17
  Cancelled                          (342,752)      30       (160,594)      27       (172,190)      22

--------------------------------------------------------------------------------------------------------
Outstanding, end of year            8,135,301      $28      5,893,632      $27      3,401,602      $21
--------------------------------------------------------------------------------------------------------
Options exercisable at
  end of year                       3,145,393      $25      2,544,092      $23      1,759,464      $19
Weighted-average fair value of
  options granted during the year                  $17                     $14                     $ 9

The following table summarizes information about stock options outstanding for the Plan as of January 31, 2000:

                                Options Outstanding      Options Exercisable
-------------------------------------------------------------------------------
                               Weighted-
                                 Average   Weighted-             Weighted-
                               Remaining    Average               Average
       Range of              Contractual   Exercise              Exercise
Exercise Prices    Shares   Life (Years)      Price    Shares      Price
-------------------------------------------------------------------------------
    $11 - $23   2,807,518           7        $21       1,487,867        $20
    $24 - $33   2,919,777           8        $29       1,457,294        $29
    $34 - $40   2,408,006           9        $37         200,232        $34
-------------------------------------------------------------------------------
                8,135,301           8        $28       3,145,393        $25
-------------------------------------------------------------------------------


Note 13: Supplementary Cash Flow Information

Supplementary cash flow information includes the following:

Year ended January 31,                           2000         1999        1998
-------------------------------------------------------------------------------
Cash paid during the year for:
  Interest (net of capitalized interest)     $ 54,195     $ 44,418     $ 35,351
  Income taxes                                129,566      126,157      126,606


Note 14: Segment Reporting

The Company has three reportable segments which have been identified based on differences in products and services offered and regulatory conditions: the Retail Stores, Credit Operations, and Catalog/Internet segments. The Retail Stores segment derives its sales from high-quality apparel, shoes and accessories for women, men and children, sold through retail store locations. It includes the Company's Product Development Group which coordinates the design and production of private label merchandise sold in the Company's retail stores. Credit Operations segment revenues consist primarily of finance charges earned through issuance of the Nordstrom proprietary and VISA credit cards. The Catalog/Internet segment generates revenues from direct mail catalogs and the NORDSTROM.com and NORDSTROMshoes.com Web sites.

The Company's senior management utilizes various measurements to assess segment performance and to allocate resources to segments. The measurements used to compute net earnings for reportable segments are consistent with those used to compute net earnings for the Company.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1. Corporate and Other includes certain expenses and a portion of interest expense which are not allocated to the operating segments. Intersegment revenues primarily consist of fees for credit card services and are based on fees charged by third party cards.

The following tables set forth the information for the Company's reportable segments and a reconciliation to the consolidated totals:

                                       Retail      Credit      Catalog/      Corporate
Year ended January 31, 2000            Stores  Operations      Internet      and Other  Eliminations           Total
---------------------------------------------------------------------------------------------------------------------
Net sales and revenues to
  external customers              $4,914,293           --     $ 209,930             --            --      $5,124,223
Service charge income                     --     $117,974            --             --            --         117,974
Intersegment revenues                 20,285       25,963            --             --      $(46,248)             --
Interest, net                            728       26,933          (167)     $  22,902            --          50,396
Depreciation and amortization        170,765        1,424         6,313         15,216            --         193,718
Income tax expense (benefit)         191,790       19,450            --        (81,740)           --         129,500
Net earnings (loss)                  300,009       30,417       (35,685)       (92,184)           --         202,557
Assets(a)                          2,051,327      601,320        95,241        314,193            --       3,062,081
Capital expenditures                 263,352        2,792         5,206         33,702            --         305,052


                                       Retail      Credit      Catalog/      Corporate
Year ended January 31, 1999            Stores  Operations      Internet      and Other  Eliminations           Total
---------------------------------------------------------------------------------------------------------------------
Net sales and revenues to
  external customers              $4,834,049           --     $ 193,841             --            --      $5,027,890
Service charge income                     --     $119,926            --             --            --         119,926
Intersegment revenues                 23,748       26,736            --             --      $(50,484)             --
Interest, net                             --       31,139            --      $  16,488          (536)         47,091
Depreciation and amortization        166,099          806         4,613          9,137            --         180,655
Income tax expense (benefit)         182,800       16,200            --        (68,000)           --         131,000
Net earnings (loss)                  288,503       25,606       (17,681)       (89,705)           --         206,723
Assets(a)                          2,040,938      607,255        57,803        382,067            --       3,088,063
Capital expenditures                 273,906        2,191         4,121         26,519            --         306,737


                                       Retail      Credit      Catalog/      Corporate
Year ended January 31, 1998            Stores  Operations      Internet      and Other  Eliminations           Total
---------------------------------------------------------------------------------------------------------------------
Net sales and revenues to
  external customers              $4,705,875           --     $ 145,749             --            --      $4,851,624
Service charge income                     --     $122,026            --             --            --         122,026
Intersegment revenues                 35,529       27,400            --             --      $(62,929)             --
Interest, net                             --       36,187            --      $  (1,170)         (767)         34,250
Depreciation and amortization        147,847          667         3,082          7,373            --         158,969
Income tax expense (benefit)         152,700       10,300            --        (42,000)           --         121,000
Net earnings (loss)                  235,122       15,895       (12,936)       (51,868)           --         186,213
Assets(a)                          1,956,527      681,391        73,790        178,956            --       2,890,664
Capital expenditures                 221,384          242        17,390         20,919            --         259,935

(a) Segment assets in Corporate and Other include unallocated assets in corporate headquarters, consisting primarily of land, buildings and equipment, and deferred tax assets.

Note 15: Contingent Liabilities

Because the cosmetics and Nine West lawsuits described below are still in their preliminary stages, the Company is not in a position at this time to quantify the amount or range of any possible losses related to those claims. The Company intends to vigorously defend itself in those cases. While no assurance can be given as to the ultimate outcomes of these lawsuits, based on preliminary investigations, management currently believes that resolving these matters will not have a material adverse effect on the Company's financial position.

Cosmetics. The Company is a defendant along with other department stores in nine separate but virtually identical lawsuits filed in various Superior Courts of the State of California in May, June and July 1998 that have now been consolidated in Marin County state court. The plaintiffs seek to represent a class of all California residents who purchased cosmetics and fragrances for personal use from any of the defendants during the period May 1994 through May 1998. Plaintiffs' consolidated complaint alleges that the Company and other department stores agreed to charge identical prices for cosmetics and fragrances, not to discount such prices, and to urge manufacturers to refuse to sell to retailers who sell cosmetics and fragrances at discount prices, resulting in artificially inflated retail prices paid by the class in violation of California state law. The plaintiffs seek treble damages in an unspecified amount, attorneys' fees and prejudgment interest. Defendants, including the Company, have answered the consolidated complaint denying the allegations. Discovery has commenced and defendants are nearing completion of the initial phase of producing documents and responding to plaintiffs' other discovery requests. Plaintiffs have not yet moved for class certification.

Nine West. The Company was named as a defendant in a number of substantially identical lawsuits filed in federal district courts in New York and elsewhere beginning in January and February 1999. In addition to Nine West, a leading manufacturer and retailer of men's, women's and children's non-athletic footwear and accessories, which has subsequently been acquired by Jones Apparel, other defendants include various department store and specialty retailers. The lawsuits have now been consolidated in federal district court in New York and purport to be brought on behalf of a class of persons who purchased Nine West footwear from the defendants during the period January 1988 to mid-February 1999. Plaintiffs' consolidated complaint alleges that the retailer defendants agreed with Nine West and with each other on the minimum prices to be charged for Nine West shoes. The plaintiffs seek treble damages in an unspecified amount, attorneys' fees and prejudgment interest. Defendants moved to dismiss the consolidated complaint, and the court denied the motion on January 7, 2000. The Court had stayed discovery pending its decision on the motion to dismiss, and defendants have now begun the process of producing documents and responding to plaintiffs' other discovery requests. Plaintiffs have not yet moved for class certification.

Vacation Policy. The Company has reached a settlement in its previously described lawsuit relating to its vacation policy. The settlement is subject to the execution of a definitive settlement agreement and court approval. A final approval hearing has been set for April 28, 2000.

Saipan. The Company has reached a settlement in its previously described lawsuits relating to its sourcing of clothing products from independent garment manufacturers in Saipan (Commonwealth of Northern Mariana Islands). The settlement is subject to court approval. No hearing has been set to date.

Other. The Company is also subject to other ordinary routine litigation incidental to its business and with respect to which no material liability is expected.


Note 16: Selected Quarterly Data (unaudited)

Year ended January 31, 2000     1st Quarter    2nd Quarter    3rd Quarter    4th Quarter     Total
--------------------------------------------------------------------------------------------------------
Net sales                        $1,039,105     $1,443,395     $1,110,114     $1,531,609     $5,124,223
Gross profit                        350,909        500,047        392,270        521,237      1,764,463
Earnings before income taxes         51,688        116,189         55,033        109,147        332,057
Net earnings                         31,538         70,839         33,633         66,547        202,557
Basic earnings per share                .22            .51            .25            .50           1.47
Diluted earnings per share              .22            .51            .25            .50           1.46
Dividends per share                     .08            .08            .08            .08            .32

Year ended January 31, 1999     1st Quarter    2nd Quarter    3rd Quarter    4th Quarter     Total
--------------------------------------------------------------------------------------------------------
Net sales                        $1,040,215     $1,447,284     $1,094,349     $1,446,042     $5,027,890
Gross profit                        341,915        476,041        377,249        487,740      1,682,945
Earnings before income taxes         52,837        113,062         63,175        108,649        337,723
Net earnings                         32,337         69,162         38,675         66,549        206,723
Basic earnings per share                .22            .47            .27            .47           1.41
Diluted earnings per share              .21            .47            .27            .47           1.41
Dividends per share                     .07            .07            .08            .08            .30

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

Michael A. Stein
Executive Vice President and Chief Financial Officer


Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries (the "Company") as of January 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2000, in conformity with generally accepted accounting principles.

As discussed in Note 1, the accompanying financial statements have been restated to reflect an accrual for sales returns.

Deloitte & Touche LLP
Seattle, Washington; March 10, 2000

Ten-Year Statistical Summary

Dollars in thousands except square footage and per share amounts

-----------------------------------------------------------------------------------------------------
Year ended January 31,                                        2000          1999          1998
-----------------------------------------------------------------------------------------------------
Financial Position
    Customer accounts receivable, net                     $596,020      $567,661      $641,862
    Merchandise inventories                                797,845       750,269       826,045
    Current assets                                       1,564,648     1,653,063     1,613,492
    Current liabilities                                    866,509       778,864       979,031
    Working capital                                        698,139       874,199       634,461
    Working capital ratio                                     1.81          2.12          1.65
    Land, buildings and equipment, net                   1,429,492     1,378,006     1,252,513
    Long-term debt, including current portion              804,982       868,234       420,865
    Debt/capital ratio                                       .4249         .4214         .3194
    Shareholders' equity                                 1,185,614     1,300,545     1,458,950
    Shares outstanding                                 132,279,988   142,114,167   152,518,104
    Book value per share                                      8.96          9.15          9.57
    Total assets                                         3,062,081     3,088,063     2,890,664

Operations

    Net sales                                            5,124,223     5,027,890     4,851,624
    Costs and expenses:
      Cost of sales and related buying and occupancy     3,359,760     3,344,945     3,295,813
      Selling, general, and administrative               1,491,040     1,405,270     1,322,929
      Interest, net                                         50,396        47,091        34,250
      Service charge income and other, net                (109,030)     (107,139)     (108,581)
    Total costs and expenses                             4,792,166     4,690,167     4,544,411
    Earnings before income taxes                           332,057       337,723       307,213
    Income taxes                                           129,500       131,000       121,000
    Net earnings                                           202,557       206,723       186,213
    Basic earnings per share                                  1.47          1.41          1.20
    Diluted earnings per share                                1.46          1.41          1.20
    Dividends per share                                        .32           .30          .265
    Comparable store sales percentage increase (decrease)     (1.1%)        (2.7%)         4.0%
    Net earnings as a percent of net sales                    3.95%         4.11%         3.84%
    Return on average shareholders' equity                   16.29%        14.98%        12.77%
    Sales per square foot for Company-operated stores          350           362           384

Stores                                                         104            97            92
Total square footage                                    14,487,000    13,593,000    12,614,000

-------------------------------------------------------------------------------------------------------------------
         1997             1996             1995            1994              1993             1992             1991
-------------------------------------------------------------------------------------------------------------------
     $693,123         $874,103         $655,715         $565,151         $584,379         $585,490         $558,573
      719,919          626,303          627,930          585,602          536,739          506,632          448,344
    1,549,819        1,612,776        1,397,713        1,314,914        1,219,844        1,177,638        1,090,379
      795,321          833,443          693,015          631,064          516,397          558,768          556,394
      754,498          779,333          704,698          683,850          703,447          618,870          533,985
         1.95             1.94             2.02             2.08             2.36             2.11             1.96
    1,152,454        1,103,298          984,195          845,596          824,142          856,404          806,191
      380,632          439,943          373,910          438,574          481,945          491,076          468,148
        .2720            .3232            .2575            .2934            .3337            .4029            .4308
    1,457,084        1,408,053        1,330,437        1,153,594        1,038,649          927,465          816,100
  159,269,954      162,226,288      164,488,196      164,118,256      163,949,594      163,688,454      163,475,820
         9.15             8.68             8.09             7.03             6.34             5.67             4.99
    2,726,495        2,732,619        2,396,783        2,177,481        2,053,170        2,041,875        1,902,589


    4,448,019        4,106,817        3,892,614        3,591,228        3,415,613        3,174,822        2,891,856

    3,079,459        2,802,786        2,598,624        2,469,689        2,336,005        2,167,268        1,999,251
    1,217,086        1,120,120        1,023,161          940,708          901,446          831,005          747,565
       39,400           39,295           30,664           37,646           44,810           49,106           52,228
     (129,469)        (125,130)         (94,644)         (88,509)         (86,140)         (87,443)         (84,660)
    4,206,476        3,837,071        3,557,805        3,359,534        3,196,121        2,959,936        2,714,384
      241,543          269,746          334,809          231,694          219,492          214,886          177,472
       95,227          106,190          132,304           90,804           84,489           80,527           62,204
      146,316          163,556          202,505          140,890          135,003          134,359          115,268
          .90             1.00             1.23              .86              .82              .82              .71
          .90             1.00             1.23              .86              .82              .82              .71
          .25              .25            .1925              .17              .16             .155              .15
          0.6%            (0.7%)            4.4%             2.7%             1.4%             1.4%               0%
         3.29%            3.98%            5.20%            3.92%            3.95%            4.23%            3.99%
        10.21%           11.94%           16.30%           12.85%           13.73%           15.41%           14.97%
          377              382              395              383              381              388              391

           83               78               76               74               72               68               63
   11,754,000       10,713,000        9,998,000        9,282,000        9,224,000        8,590,000        7,655,000

Officers of Nordstrom, Inc.

Jammie Baugh, 46
Executive Vice President, Human Resources

Laurie M. Black, 40
Vice President, Accessories, Gifts, Women's Specialized, Northwest Region, Full-Line Stores

Robert E. Campbell, 44
Vice President, Strategy and Planning, and Treasurer

Gail A. Cottle, 48
Executive Vice President and President,
Nordstrom Product Group

Dale C. Crichton, 51
Executive Vice President, Cosmetics, Full-Line Stores

Joseph V. Demarte, 48
Vice President, Human Resources

Annette S. Dresser, 39
Vice President, Women's Contemporary, Full-Line Stores

Linda Toschi Finn, 52
Vice President, Marketing Director, Full-Line Stores

Tamela J. Hickel, 39
Vice President, Southeast Regional Manager

Darrel J. Hume, 52
Vice President, Regional Manager of Stores, Central States

Darren R. Jackson, 35
Vice President and Chief Financial Officer,
Full-Line Stores

Bonnie M. Junell, 43
Vice President, Brass Plum/Kids, Northwest, Full-Line Stores

Kevin T. Knight, 44
Vice President and President, Nordstrom Credit Group

Michael G. Koppel, 43
Vice President, Corporate Controller

Llynn (Len) A. Kuntz, 39
Vice President and Executive Vice President, Full-Line Store Strategy

F. Richard Lennon, 59
Vice President, Chief Information Officer

David P. Lindsey, 50
Vice President, Store Planning

David L. Mackie, 51
Vice President, Real Estate

Robert J. Middlemas, 43
Executive Vice President, General Manager, Central States

Jack H. Minuk, 45
Vice President, Women's Shoes, Full-Line Stores

Blake W. Nordstrom, 39
Executive Vice President and President, Nordstrom Rack Group

Erik B. Nordstrom, 36
Executive Vice President, Northwest General Manager

Peter E. Nordstrom, 37
Executive Vice President,
Director of Full-Line Store Merchandising Strategy

William E. Nordstrom, 36
Executive Vice President, East Coast General Manager

James R. O'Neal, 41
Executive Vice President, Southwest General Manager

Suzanne R. Patneaude, 53
Vice President, Designer Apparel, Full-Line Stores

N. Claire Stack, 38
Corporate Secretary and Director of Legal Affairs

Michael A. Stein, 50
Executive Vice President and Chief Financial Officer

Joel T. Stinson, 50
Vice President, Operations

Dana K. Summers, 40
Vice President, Business Information and Planning,
Full-Line Stores

Delena M. Sunday, 39
Vice President, Diversity Affairs

Susan A. Wilson Tabor, 54
Executive Vice President, General Manager,
Nordstrom Rack Group


Geevy S. K. Thomas, 35
Vice President and Executive Vice President, Merchandising Strategy, Full-Line Stores


John J. Whitacre, 47
Chairman and Chief Executive Officer


Martha S. Wikstrom, 43
Executive Vice President and President, Full-Line Store Group


NORDSTROM.com, LLC

Victoria B. Dellinger, 40
Executive Vice President, Merchandising

Kimberly Jaderholm, 39
Vice President, Human Resources

J. Daniel Nordstrom, 37
Chief Executive Officer and President, NORDSTROM.com, LLC

Kathryn E. Olson, 41
Executive Vice President, Marketing

Paul Onnen, 37
Vice President, Chief Technology Officer

Michael Sato, 33
Vice President, Fulfillment Operations

Robert A. Schwartz, 39
Executive Vice President, E-Commerce

Kurt D. Whitesel, 38
Executive Vice President, Chief Operating Officer and
Chief Financial Officer

Divisional Vice Presidents

Nordstrom Full-Line Stores

Mark S. Brashear, 38
Vice President, General Execution Manager, Southwest Region

Martine Burkel, 40
Vice President, Accessories, Gifts, Women's Specialized,
East Coast Region

Nora M. Cummings, 45
Vice President, San Diego/Arizona Regional Manager

Sherry E. Eversaul, 52
Vice President, Women's Apparel, Contemporary Forward Bridge/Better, Halogen

Kathleen V. Ferguson, 40
Vice President, Customer Relationship Marketing

Margaret (Peggy) Mansur, 41
Vice President, East Coast/Central States, Cosmetics

Vicki McWilliams, 42
Vice President, Northern California Regional Manager

Margaret Myers, 52
Vice President, Accessories and Women's Specialized, Southwest Region

Lisa S. O'Neal, 42
Vice President, Women's Apparel, Classic/Mainstream, Better/Moderate

David M. Witman, 41
Vice President, East Coast/Central States, Men's Wear

Nordstrom Credit Group

Karen Bowman Roesler, 44
Vice President, Credit Marketing and Risk

Carol R. Simonson, 48
Vice President, Finance, Strategy and Planning

(Divisional Vice Presidents continued)

Nordstrom Product Group

Margaret Desmond Fortescue, 38
Vice President, Director of Information Technology

Kathleen M. Gersch, 31
Vice President, Director of Finance and Strategic Planning

Kent S. Grimes, 47
Vice President, Director of Product Groups

Dean A. Holly, 47
Vice President, Director of Sourcing and Production

James Mahan, 37
Vice President, Director of Human Resources

Patrick C. Smith, 41
Vice President, Director of Operations

Michael A. Tam, 42
Vice President, Director of Brands

Nordstrom Rack Group

Timothy J. Bean, 43
Vice President, Merchandise Manager, Shoes

Kelly Cole Berka, 44
Vice President, Southwest Regional Manager

Janet Meiser Blasquez, 42
Vice President, Merchandise Manager, Women's Apparel

Marsha Savery, 49
Vice President, Marketing Director

Marcia A. Scott, 39
Vice President, Merchandise Manager for Accessories, Cosmetics, Lingerie, Kids and Gifts

K. C. Shaffer, 45
Vice President, Northwest Regional Manager

Dean H. White, 44
Vice President, Merchandise Manager, Men's Apparel

Corporate Service Center

Mary D. Amundson, 46
Vice President, Compensation and Benefits

Jon M. Anastasio, 48
Vice President, Executive and Organizational Development

D. Wayne Howard, 44
Vice President, Supply Chain Strategy

W. Drew Murphy, 54
Vice President, Risk Management and Loss Prevention

R. Michael Richardson, 43
Vice President, Systems Development and Enterprise Technologies

Linda Gail Schantz, 46
Vice President, Logistics

Janis M. Walsh, 47
Vice President, Information Technology Services

Brooke F. White, 37
Vice President, Public Relations


Directors and Committees

Directors

D. Wayne Gittinger, 67
Director; Partner, Lane Powell Spears Lubersky LLP
Seattle, Washington

Enrique Hernandez, Jr., 44
Director; President and CEO,
Inter-Con Security Systems, Inc.
Pasadena, California

Ann D. McLaughlin, 58
Director; Chairman, The Aspen Institute
Aspen, Colorado

John A. McMillan, 68
Director

Bruce A. Nordstrom, 66
Director

John N. Nordstrom, 62
Director

Alfred E. Osborne, Jr., 55
Director; Director of the Harold Price Center for Entrepreneurial Studies and
Associate Professor of Business Economics,
The Anderson School at UCLA
Los Angeles, California

William D. Ruckelshaus, 67
Director; A Principal in Madrona Investment

Group, LLC
Seattle, Washington

Elizabeth Crownhart Vaughan, 71
Director; President, Salar Enterprises
Portland, Oregon

John J. Whitacre, 47
Chairman of the Board of Directors


Bruce G. Willison, 51
Director; Dean, The Anderson School at UCLA
Los Angeles, California

Committees

Executive

John A. McMillan
Bruce A. Nordstrom
John N. Nordstrom
John J. Whitacre

Audit

Enrique Hernandez, Jr.
Ann D. McLaughlin, Chair
Alfred E. Osborne, Jr.
William D. Ruckelshaus
Elizabeth Crownhart Vaughan
Bruce G. Willison

Compensation and Stock Option

Enrique Hernandez, Jr.
Ann D. McLaughlin
Alfred E. Osborne, Jr.
William D. Ruckelshaus, Chair
Elizabeth Crownhart Vaughan

Finance

D. Wayne Gittinger
Enrique Hernandez, Jr.
John A. McMillan
John N. Nordstrom
Alfred E. Osborne, Jr., Chair
Bruce G. Willison

Corporate Governance and Nominating

D. Wayne Gittinger, Chair
Ann D. McLaughlin
Alfred E. Osborne, Jr.
William D. Ruckelshaus
Elizabeth Crownhart Vaughan

Profit Sharing and Benefits

Mary D. Amundson
Joseph V. Demarte, Chair
D. Wayne Gittinger
Peter E. Nordstrom
Michael A. Stein
John J. Whitacre

Retail Store Facilities

The following table sets forth certain information with respect to each of the stores operated by the Company. The Company also operates seven distribution centers and owns or leases other space for administrative functions.

                                                           Year         Present
                                                      opened or     total store
Location               Store Name                      acquired     area/sq. ft.
--------------------------------------------------------------------------------
Southwest Group

Arizona

Scottsdale            Fashion Square                       1998          235,000

California

Arcadia               Santa Anita Fashion Park             1994          151,000
Brea                  Brea Mall                            1979          195,000
Canoga Park           Topanga Plaza                        1984          154,000
Cerritos              Los Cerritos Center                  1981          122,000
Corte Madera          The Village at Corte Madera          1985          116,000
Costa Mesa            South Coast Plaza                    1978          235,000
Escondido             North County Fair                    1986          156,000
Glendale              Glendale Galleria                    1983          147,000
Los Angeles           Westside Pavilion                    1985          150,000
Mission Viejo         The Shops at Mission Viejo           1999          172,000
Montclair             Montclair Plaza                      1986          134,000
Palo Alto             Stanford Shopping Center             1984          187,000
Pleasanton            Stoneridge Mall                      1990          173,000
Redondo Beach         The Galleria at South Bay            1985          161,000
Riverside             The Galleria at Tyler                1991          164,000
Sacramento            Arden Fair Mall                      1989          190,000
San Diego             Fashion Valley Center                1981          220,000
San Diego             Horton Plaza                         1985          151,000
San Diego             University Towne Centre              1984          130,000
San Francisco         Stonestown Galleria                  1988          174,000
San Francisco         San Francisco Centre                 1988          350,000
San Mateo             Hillsdale Shopping Center            1982          149,000
Santa Ana             MainPlace Mall                       1987          169,000
Santa Barbara         Paseo Nuevo Mall                     1990          186,000
Santa Clara           Valley Fair                          1987          165,000
Walnut Creek          Broadway Plaza                       1984          193,000

East Coast Group

Connecticut

Farmington            Westfarms Mall                       1997          189,000

Georgia

Atlanta               Perimeter Mall                       1998          243,000

Maryland

Annapolis             Annapolis Mall                       1994          162,000
Bethesda              Montgomery Mall                      1991          225,000
Columbia              The Mall in Columbia                 1999          173,000
Towson                Towson Town Center                   1992          205,000

                                                           Year         Present
                                                      opened or     total store
Location               Store Name                      acquired     area/sq. ft.
-------------------------------------------------------------------------------
East Coast Group (continued)

New Jersey

Edison                 Menlo Park Mall                     1991         266,000
Freehold               Freehold Raceway Mall               1992         174,000
Millburn               The Mall at Short Hills             1995         188,000
Paramus                Garden State Plaza                  1990         282,000


New York

Garden City            Roosevelt Field Mall                1997          241,000
White Plains           The Westchester Mall                1995          219,000

Pennsylvania

King of Prussia        King of Prussia Plaza               1996          238,000

Rhode Island

Providence             Providence Place                    1999          206,000

Virginia

Arlington              The Fashion Centre                  1989          241,000
                       at Pentagon City
McLean                 Tysons Corner Center                1988          253,000
Norfolk                MacArthur Center                    1999          166,000

Central States Group

Illinois

Oakbrook               Oakbrook Center                     1991          249,000
Schaumburg             Woodfield Shopping Center           1995          215,000
Skokie                 Old Orchard Center                  1994          209,000

Indiana

Indianapolis           Circle Centre Mall                  1995          216,000

Kansas

Overland Park          Oak Park Mall                       1998          219,000

Michigan

Troy                   Somerset Collection North           1996          258,000

Minnesota

Bloomington            Mall of America                     1992          240,000


Ohio

Beachwood              Beachwood Place                     1997          231,000

Texas

Dallas                 Dallas Galleria                     1996          249,000

                                                           Year         Present
                                                      opened or     total store
Location               Store Name                      acquired     area/sq. ft.
-------------------------------------------------------------------------------
Northwest Group

Alaska

Anchorage              Anchorage 5th Avenue Mall           1975           97,000

Colorado

Denver                 Park Meadows Mall                   1996          245,000

Oregon

Portland               Clackamas Town Center               1981          121,000
Portland               Downtown Portland                   1966          174,000

Portland               Lloyd Center                        1963          150,000
Salem                  Salem Center                        1980           71,000
Tigard                 Washington Square                   1974          189,000

Utah

Murray                 Fashion Place Mall                  1981          110,000
Salt Lake City         Crossroads Plaza                    1980          140,000

Washington

Bellevue               Bellevue Square                     1967          285,000
Lynnwood               Alderwood Mall                      1979          127,000
Seattle                Downtown Seattle (1)                1998          383,000
Seattle                Northgate Mall                      1965          122,000
Spokane                River Park Square                   1999          137,000
Tacoma                 Tacoma Mall                         1966          134,000
Tukwila                Southcenter Mall                    1968          170,000
Vancouver              Vancouver Mall                      1977           71,000
Yakima                 Downtown Yakima                     1972           44,000

Other

Faconnable

Beverly Hills, CA                                          1997           17,000
Costa Mesa, CA                                             1997            8,000
New York, NY                                               1993           10,000

Women's Ala Moana

Honolulu, HI                                               1997           14,000

Men's Ala Moana

Honolulu, HI                                               1997            8,000

(1) Excludes approximately 278,000 square feet of corporate and administrative offices.

                                                           Year         Present
                                                      opened or     total store
Location               Store Name                      acquired     area/sq. ft.
-------------------------------------------------------------------------------
RACK GROUP

Phoenix, AZ            Last Chance                         1992           48,000
Brea, CA               Brea Union Plaza Rack               1999           45,000
Chino, CA              Chino Town Square Rack              1987           30,000
Colma, CA              280 Metro Center Rack               1987           31,000
Costa Mesa, CA         Metro Point Rack                    1983           50,000
Sacramento, CA         Howe Bout Arden Rack                1999           54,000
San Diego, CA          Mission Valley Rack                 1985           57,000
San Jose, CA           Westgate Mall Rack                  1998           48,000
San Leandro, CA        Marina Square Rack                  1990           44,000
Woodland Hills, CA     Woodland Hills Rack                 1984           48,000
Littleton, CO          Meadows Market Place Rack           1998           34,000
Northbrook, IL         Village Square Rack                 1996           40,000
Schaumburg, IL         Woodfield Rack                      1994           45,000
Gaithersburg, MD       Shady Grove Boulevard Rack          1999           49,000
Silver Spring, MD      City Place Rack                     1992           37,000
Towson, MD             Towson Rack                         1992           31,000
Bloomington, MN        Mall of America Rack                1998           41,000
Hempstead, NY          The Mall at the Source Rack         1997           48,000
Beaverton,OR           Tanasbourne Rack                    1998           53,000
Portland, OR           Clackamas Rack                      1983           28,000
Portland, OR           Downtown Portland Rack              1986           19,000
Philadelphia, PA       Franklin Mills Rack                 1993           43,000
Salt Lake City, UT     Sugarhouse Center Rack              1991           31,000
Woodbridge, VA         Potomac Mills Rack                  1990           46,000
Auburn, WA             SuperMall Rack                      1995           48,000
Bellevue, WA           Factoria Square Rack                1997           46,000
Lynnwood, WA           Golde Creek Plaza Rack              1999           38,000
Seattle, WA            Downtown Seattle Rack               1987           42,000

Shareholder Information

Independent Auditors

Deloitte & Touche LLP

Counsel

Lane Powell Spears Lubersky LLP

Transfer Agent and Registrar

ChaseMellon Shareholder Services
Telephone (800) 318-7045

General Offices

1617 Sixth Avenue
Seattle, Washington 98101-1742
Telephone (206) 628-2111


Annual Meeting

May 16, 2000 at 11:00 a.m. Pacific Daylight Time
Westin Hotel
1900 Fifth Avenue
Seattle, Washington

Form 10-K

The Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended January 31, 2000 will be provided to shareholders upon written request to:

Nordstrom, Inc. Investor Relations
P.O. Box 2737
Seattle, Washington 98111

or by calling (206) 233-6301.


Shareholder Information

Please visit our www.NORDSTROM.com Web site to obtain the latest available information. In addition, the Company is always willing to discuss matters of concern to shareholders, including its vendor standards compliance mechanisms and progress in achieving compliance.