Form 10-K, Exhibit 13
period 2001-01-31
NORDSTROM INC
filed 2001-04-11
CIK 72333

                                                                    EXHIBIT 13.1



Financial Highlights

Dollars in thousands except per share amounts
--------------------------------------------------------------------------------

Fiscal Year                             2000            1999      % Change
--------------------------------------------------------------------------------
Net sales                         $5,528,537      $5,149,266         7.4
Earnings before income taxes         167,018         332,057       (49.7)
Net earnings                         101,918         202,557       (49.7)
Basic earnings per share                0.78            1.47       (46.9)
Diluted earnings per share              0.78            1.46       (46.6)
Dividends paid per share                0.35            0.32         9.4

Stock Prices

--------------------------------------------------------------------------------
                                        2000                    1999
--------------------------------------------------------------------------------
Fiscal Year                       high         low        high         low
First Quarter                     34.50       18.25       44.81       34.63
Second Quarter                    30.00       16.56       39.38       30.38
Third Quarter                     19.50       14.19       33.13       23.13
Fourth Quarter                    21.00       14.88       28.00       21.31

Nordstrom, Inc. common stock is traded on the New York Stock Exchange NYSE Symbol-JWN.

Graph - Net Sales
The vertical bar graph compares net sales for the past ten years. Beginning with the oldest fiscal year on the left, net sales (dollars are in millions) were as follows: 1991-$3,175; 1992-$3,416; 1993-$3,591; 1994-$3,896; 1995-$4,114;
1996-$4,458; 1997-$4,865; 1998-$5,049; 1999-$5,149; 2000-$5,529;

Graph - Comparable Store Sales
The vertical bar graph compares comparable store sales for the past ten years. Beginning with the oldest fiscal year on the left, Comparable Store Sales were as follows: 1991-1.4%; 1992-1.4%; 1993-2.7%; 1994-4.4%; 1995-(0.7%); 1996-0.6%;
1997-4.0%; 1998-(2.7%); 1999-(1.1%); 2000-0.3%;

Graph - Total Square Footage
The vertical bar graph compares total square footage for the past ten years. Beginning with the oldest fiscal year on the left, total square footage (in thousands) were as follows: 1991-8,590; 1992-9,224; 1993-9,282; 1994-9,998;
1995-10,713; 1996-11,754; 1997-12,614; 1998-13,593; 1999-14,487; 2000-16,056;

Graph - Diluted Earnings Per Share
The vertical bar graph compares diluted earnings per share for the past ten years. Beginning with the oldest fiscal year on the left, diluted earnings per share were as follows: 1991-$0.82; 1992-$0.82; 1993-$0.86; 1994-$1.23;
1995-$1.00; 1996-$0.90; 1997-$1.20; 1998-$1.41; 1999-$1.46; 2000-$0.78;

Management's Discussion and Analysis

The following discussion and analysis reviews the past three years and provides additional information on future expectations and trends. Some of the information in this annual report, including anticipated store openings and planned capital expenditures, are forward-looking statements, which are subject to risks and uncertainties. Actual future results and trends may differ materially depending upon a variety of factors, including, but not limited to, the Company's ability to predict fashion trends and consumer apparel buying patterns, the Company's ability to maintain and control proper inventory levels, the Company's ability to control costs and expenses, trends in personal bankruptcies and bad debt write-offs, employee relations, adverse weather conditions and other hazards of nature such as earthquakes and floods, the Company's ability to continue its expansion plans, and the impact of ongoing competitive market factors. This discussion and analysis should be read in conjunction with the basic consolidated financial statements and the Ten-Year Statistical Summary.

Overview

During 2000 (the fiscal year ended January 31, 2001), Nordstrom, Inc. and its subsidiaries (collectively, the "Company") achieved increases in net sales compared to the prior year, but also incurred higher costs in several expense categories. Other factors contributing to lower overall profitability were non-recurring charges related to the write-off of an investment in an Internet grocery and consumer goods delivery company (approximately $33 million pre-tax), the write-off of certain abandoned and impaired information technology projects (approximately $10 million pre-tax) and the incurrence of certain severance and other costs related to a change in management (approximately $13 million pre-tax).

During 2000, the Company opened 6 full-line stores in Atlanta, Georgia; Frisco, Texas; Broomfield, Colorado; Roseville, California; Chicago, Illinois; and Boca Raton, Florida. The Company also opened 10 Nordstrom Rack stores in Atlanta, Georgia; Hurst, Texas; Plano, Texas; Glendale, California; Troy, Michigan; Honolulu, Hawaii; Spokane, Washington; Oak Brook, Illinois; Scottsdale, Arizona; and Chandler, Arizona. As a result of the acquisition of Faconnable, S.A. in October 2000, the Company also operates 20 Faconnable boutiques located primarily in Europe.

Results of Operations

Net Sales

The Company achieved a 7.4% increase in sales in 2000 as compared to 1999 (the fiscal year ended January 31, 2000). Certain components of the percentage change in sales by year are as follows:

Fiscal Year                                    2000         1999          1998
--------------------------------------------------------------------------------
Sales in comparable stores                      0.3         (1.1%)        (2.7%)
NORDSTROM.com                                  32.2%         9.2%         35.5%
Total increase                                  7.4%         2.0%          3.8%

Comparable store sales (sales in stores open at least one full fiscal year at the beginning of the fiscal year) were essentially flat in 2000, with increases in shoes, cosmetics and accessories being offset primarily by decreases in women's apparel. The Company believes the decreases in women's apparel are primarily attributable to a change in the merchandise mix in the women's apparel areas, which did not result in sales increases as planned. In 1999, comparable store sales decreased primarily due to missed fashion product offering opportunities in the women's, kids' and juniors' apparel divisions. The decrease in comparable store sales in 1998 over 1997 was primarily attributable to the reduction of inventory levels, which resulted in lower, but more profitable, sales.

The Company has continued to expand its store base over the past several years with store openings. New stores are generally not as productive as older, more established stores, because the customer base and traffic patterns of each new location are developed over time.

NORDSTROM.com continued to contribute to the Company's sales growth with revenues of $311 million, $235 million and $215 million in 2000, 1999 and 1998, respectively. The Company's average price point has varied slightly over the past three years, due primarily to changes in the merchandise mix. Inflation in overall merchandise costs and prices has not been significant during the past three years.

Gross Profit

Gross profit (net sales less cost of sales and related buying and occupancy expenses) as a percentage of net sales declined to 34.0% in 2000, as compared to 34.8% in 1999, and 33.8% in 1998.

The decline in 2000 is attributable to lower than anticipated sales, which also resulted in increased markdowns in order to liquidate excess inventory. The 1999 improvement reflects changes in the Company's buying processes and vendor programs, which was partially offset by increased occupancy costs related to new stores and remodeling projects.

Selling, General and Administrative

Selling, general and administrative expenses as a percentage of net sales were 31.6% in 2000, 29.6% in 1999, and 28.3% in 1998.

The increase in 2000, as a percentage of net sales, includes third quarter charges of approximately $10 million (pre-tax) related to the write-off of abandoned and impaired information technology projects, and approximately $13 million (pre-tax) of employee severance and other costs related to a change in management. In addition, increased costs in the areas of selling, credit, sales promotion, and information services accounted for the majority of the increase in the expense.

The 1999 increase, as a percentage of net sales, was partially due to a charge of approximately $10 million (pre-tax) primarily associated with the restructuring of the Company's information technology services area in order to improve its efficiency and effectiveness. The Company also experienced substantially increased operating expenses of approximately $23 million, associated with the increased sales activity of NORDSTROM.com and NORDSTROMSHOES.com. These increases were partially offset by lower bad debt expense due to the improved credit quality of the Company's credit card receivables.

Graph - Percentage of 2000 Sales by Merchandise Category
The pie chart shows the percentage of 2000 sales by merchandise category. Clockwise; Women's Apparel, 35%; Women's Accessories, 21%; Shoes, 19%; Men's Apparel and Furnishings, 18%; Children's Apparel and Accessories, 4%; Other, 3%;

Interest Expense, Net

Interest expense, net increased 24.4% in 2000 primarily due to higher average borrowings to finance capital expenditures, the purchase of Faconnable, S.A. and the repurchase of shares. In 1999, interest expense, net increased 7% as a result of higher average borrowings to finance share repurchases. The Company repurchased 3.9 million and 10.2 million shares at an aggregate cost of approximately $86 million and $303 million in 2000 and 1999, respectively.

Service Charge Income and Other, Net

Service charge income and other, net primarily represents income from the Company's credit card operations, offset by miscellaneous expenses.

Service charge income and other, net increased in 2000 due to higher service charge and late fee income associated with increases in credit sales and the number of credit accounts, and higher accounts receivable securitization gains. Service charge income and other, net was flat in 1999.

Write-Off of Investment

The Company held common shares in Streamline.com, Inc., an Internet grocery and consumer goods delivery company, at a cost of approximately $33 million. Streamline ceased its operations effective November 2000. During the year, the Company wrote off the entire investment in Streamline.

Net Earnings

Net earnings for 2000 were lower than in 1999 due primarily to the write-off of the Streamline investment ($20 million after-tax, $.15 per share), non-recurring charges related to the write-down of abandoned and impaired information and technology projects ($6 million after-tax, $.05 per share), and employee severance and other costs ($8 million after- tax, $.06 per share). Net earnings, excluding non-recurring charges would have been $136 million and $209 million in 2000 and 1999, respectively. In addition, the Company experienced higher selling, general and administrative expenses, partially offset by higher service charge income. Net earnings for 1999 were slightly lower than 1998 as the Company's sales and gross margin improvements were offset by increases in selling, general and administrative expenses.

Liquidity and Capital Resources

The Company finances its working capital needs, capital expenditures, the purchase of Faconnable, and share repurchase activity with cash provided by operations and borrowings.

For the fiscal year ended January 31, 2001, net cash provided by operating activities decreased approximately $198 million compared to the fiscal year ended January 31, 2000, primarily due to lower net earnings and an increase in accounts receivable and merchandise inventories, partially offset by an increase in accounts payable. The increase in accounts payable was primarily due to a change in the Company's policy to pay its vendors based on receipt of goods rather than the invoice date. For the fiscal year ended January 31, 2000, net cash provided by operating activities decreased approximately $223 million compared to the fiscal year ended January 31, 1999, primarily due to the non-recurring benefit of prior year reductions in inventories and customer receivable account balances.

For the fiscal year ended January 31, 2001, net cash used for investing activities increased approximately $119 million compared to the fiscal year ended January 31, 2000, primarily due to an increase in capital expenditures to fund new stores and remodels. Additionally, approximately $84 million of cash, net of cash acquired, was used to purchase Faconnable, S.A. ("Faconnable"), of Nice, France, a designer, wholesaler and retailer of high quality men's and women's apparel and accessories. The purchase also provides for contingent payments to the principals that may be paid in fiscal 2006 based on the performance of the subsidiary and the continued active involvement of the principals in Faconnable. The contingent payments will be expensed when it becomes probable that the performance targets will be met. Assuming Faconnable performed at 100% of the plan, the contingent payments would be approximately $20 million. For the fiscal year ended January 31, 2000, net cash used in investing activities decreased approximately $68 million compared to the fiscal year ended January 31, 1999, primarily due to an increase in funds provided by developers to defray part of the Company's costs of constructing new stores.

The Company's capital expenditures aggregated approximately $652 million over the last three years, net of developer reimbursements, principally to add new stores and facilities and to improve existing stores and facilities. Over 3.4 million square feet of retail store space has been added during this time period, representing an increase of 27% since January 31, 1998.

The Company plans to spend approximately $1.2 billion, net of developer reimbursements, on capital projects during the next three years, including new stores, the remodeling of existing stores, new systems and technology, and other items. At January 31, 2001, approximately $428 million has been contractually committed for the construction of new stores, buildings or the remodel of existing stores. Although the Company has made commitments for stores opening in 2001 and beyond, it is possible that some stores may not be opened as scheduled because of delays inherent in the development process, or because of the termination of store site negotiations.

In addition to its cash flow from operations, the Company has $500 million available under its revolving credit facility. Management believes that the Company's current financial strength and credit position enable it to maintain its existing stores and to take advantage of attractive growth opportunities. The Company has senior unsecured debt ratings of Baa1 and A- and commercial paper ratings of P-2 and A-2 from Moody's and Standard and Poor's, respectively. The Company owns a 49% interest in a limited partnership which is constructing a new corporate office building in which the Company will be the primary occupant. In accordance with Emerging Issues Task Force Issue No. 97-10 "The Effect of Lessee Involvement in Asset Construction", the Company is considered to be the owner of the property. Construction in progress includes capitalized costs related to this building of $57 million as of January 31, 2001. The Company is a guarantor of a $93 million

Graph - Square Footage by Market Area at January 31, 2001
The pie chart shows the percentage of total square feet in each region and also gives the number of square feet for that region. Clockwise; Southwest, 30.4%, 4,878,000; Northwest, 18.3%, 2,942,000; Central States, 15.6%, 2,506,000; East
Coast, 25.1%, 4,036,000; Rack, 9.8%, 1,568,000; Other, 0.8%, 126,000
credit facility of the limited partnership of which $53 million is outstanding as of January 31, 2001 and included in other long-term debt.

The holders of the minority interest of Nordstrom.com, LLC, through their ownership interests in its managing member Nordstrom.com, Inc., have the right to sell their shares of Nordstrom.com, Inc. to the Company for the greater of the fair value of the shares or $80 million in the event that certain events do not occur. This put right will terminate without any further action by either party if the Company provides at least $100 million in additional funding to Nordstrom.com, Inc. prior to July 1, 2002 or if Nordstrom.com, Inc. completes an initial public offering of its common stock prior to September 1, 2002. If, and when, redemption of these securities becomes probable, the Company would begin to accrete the difference between the fair value of the securities and its redemption amount over the period remaining prior to redemption.

The Board of Directors has authorized an aggregate of $1.1 billion of share repurchases since May 1995. As of January 31, 2001, the Company had repurchased approximately 39 million shares of its common stock for approximately $1.0 billion pursuant to these authorizations, and had remaining share repurchase authority of approximately $100 million. Share repurchases have been financed, in part, through additional borrowings, resulting in a planned increase in the Company's debt to capital ratio. At January 31, 2001, the Company's debt to capital ratio was .49.

In October 2000, the Company issued $300 million of 8.95% Senior Notes due in 2005. These proceeds were used to reduce short-term indebtedness, to fund the acquisition of Faconnable, and for general corporate purposes. A substantial portion of the Company's total debt of $1.2 billion at January 31, 2001 finances the Company's credit card portfolio, which aggregated $716 million at that date. In January 1999, the Company issued $250 million of 5.625% Senior Notes due in 2009, the proceeds of which were used to repay short-term debt and for general corporate purposes.

Recent Accounting Pronouncements

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and 138, requires the Company to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Adoption of this standard in the fiscal year beginning February 1, 2001, did not have a material impact on the Company's consolidated financial statements.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", a replacement of SFAS No. 125 with the same title. It revises the standards for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but otherwise retains most of SFAS No. 125's provisions. SFAS No. 140 is effective for transfers after March 31, 2001, with certain disclosures required for periods ending on or after December 31, 2000. Adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

The Company adopted Emerging Issues Task Force Issue No. 00-10 "Accounting for Shipping and Handling Fees and Costs" ("EITF No. 00-10") in the fourth quarter of fiscal 2000. EITF No. 00-10 addresses the income statement classification for shipping and handling fees and costs. Adoption of this issue did not have a material impact on the Company's consolidated financial statements for the fiscal year ended January 31, 2001.

In May 2000, the Emerging Issues Task Force reached a consensus on Issue No. 00-14 "Accounting for Certain Sales Incentives" ("EITF No. 00-14"). This EITF addresses the recognition, measurement and income statement classification for certain sales incentives. The Company's adoption of this EITF during the fourth quarter of fiscal 2000 did not have a material impact on the Company's consolidated financial statements for the fiscal year ended January 31, 2001.

Consolidated Statements
of Earnings



Dollars in thousands except per share amounts
--------------------------------------------------------------------------------------------------------------------------------
Year ended January 31,                           2001   % of sales              2000   % of sales              1999   % of sales
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                 $ 5,528,537        100.0       $ 5,149,266        100.0       $ 5,049,182        100.0

Costs and expenses:

  Cost of sales and related
    buying and occupancy                   (3,649,516)       (66.0)       (3,359,760)       (65.2)       (3,344,945)       (66.2)
  Gross profit                              1,879,021         34.0         1,789,506         34.8         1,704,237         33.8
  Selling, general and
    administrative                         (1,747,048)       (31.6)       (1,523,836)       (29.6)       (1,429,837)       (28.3)
Operating income                              131,973          2.4           265,670          5.2           274,400          5.5
Interest expense, net                         (62,698)        (1.1)          (50,396)        (1.0)          (47,091)        (0.9)
Write-down of investment                      (32,857)        (0.6)               --           --                --           --
Service charge income and other, net          130,600          2.3           116,783          2.2           110,414          2.1
--------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                  167,018          3.0           332,057          6.4           337,723          6.7
Income taxes                                  (65,100)        (1.2)         (129,500)        (2.5)         (131,000)        (2.6)
--------------------------------------------------------------------------------------------------------------------------------
Net Earnings                              $   101,918          1.8       $   202,557          3.9       $   206,723          4.1
--------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share                        $0.78                          $1.47                          $1.41
Diluted earnings per share                      $0.78                          $1.46                          $1.41
Cash dividends paid per share                   $0.35                          $0.32                          $0.30

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

Dollars in thousands
----------------------------------------------------------------------------------
January 31,                                                 2001              2000
----------------------------------------------------------------------------------

Assets

Current assets:
  Cash and cash equivalents                          $    25,259       $    27,042
  Short-term investment                                       --            25,527
  Accounts receivable, net                               721,953           616,989
  Merchandise inventories                                945,687           797,845
  Prepaid income taxes and other                         120,083            97,245
----------------------------------------------------------------------------------

Total current assets                                   1,812,982         1,564,648
Land, buildings and equipment, net                     1,599,938         1,429,492
Available-for-sale investment                                 --            35,251
Goodwill                                                  39,495                --
Trademarks and other intangible assets                   103,978                --
Other assets                                              52,110            32,690
----------------------------------------------------------------------------------
Total assets                                         $ 3,608,503       $ 3,062,081
----------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:

  Notes payable                                      $    83,060       $    70,934
  Accounts payable                                       466,476           390,688
  Accrued salaries, wages and related benefits           234,833           211,308
  Income taxes and other accruals                        153,613           135,388
  Current portion of long-term debt                       12,586            58,191
----------------------------------------------------------------------------------

Total current liabilities                                950,568           866,509
Long-term debt                                         1,099,710           746,791
Deferred lease credits                                   275,252           194,995
Other liabilities                                         53,405            68,172
Shareholders' equity:
  Common stock, no par;
     250,000,000 shares authorized;
     133,797,757 and 132,279,988
     shares issued and outstanding                       330,394           247,559
  Unearned stock compensation                             (3,740)           (8,593)
  Retained earnings                                      900,090           929,616
  Accumulated other comprehensive earnings                 2,824            17,032
----------------------------------------------------------------------------------
Total shareholders' equity                             1,229,568         1,185,614
----------------------------------------------------------------------------------

Total liabilities and shareholders' equity           $ 3,608,503       $ 3,062,081
----------------------------------------------------------------------------------


          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements
of Shareholders' Equity

Dollars in thousands except per share amounts
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         Accum. Other
                                                           Common Stock          Unearned      Retained Comprehensive
                                                       Shares        Amount  Compensation      Earnings      Earnings         Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at February 1, 1998                       152,518,104     $ 201,050            --   $ 1,257,900            --   $ 1,458,950
  Net earnings                                             --            --            --       206,723            --       206,723
  Cash dividends paid ($.30 per share)                     --            --            --       (44,059)           --       (44,059)
  Issuance of common stock                            599,593        14,971            --            --            --        14,971
  Stock compensation                                  194,070        14,740       $(4,703)           --            --        10,037
  Purchase and retirement
    of common stock                               (11,197,600)           --            --      (346,077)           --      (346,077)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 1999                       142,114,167       230,761        (4,703)    1,074,487            --     1,300,545
  Net earnings                                             --            --            --       202,557            --       202,557
  Unrealized gain on investment                            --            --            --            --      $ 17,032        17,032
  Comprehensive net earnings                               --            --            --            --            --       219,589
  Cash dividends paid ($.32 per share)                     --            --            --       (44,463)           --       (44,463)
  Issuance of common stock                            341,947         9,577            --            --            --         9,577
  Stock compensation                                   40,274         7,221        (3,890)           --            --         3,331
  Purchase and retirement
    of common stock                               (10,216,400)           --            --      (302,965)           --      (302,965)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 31, 2000                       132,279,988       247,559        (8,593)      929,616        17,032     1,185,614
  Net earnings                                                                                  101,918            --       101,918
  Other comprehensive earnings:
    Unrealized loss on investment
      during period, net of tax                            --            --            --            --       (23,461)      (23,461)
    Reclassification of realized loss, net of tax          --            --            --            --         6,429         6,429
    Foreign currency translation adjustment                --            --            --            --         2,824         2,824
  Comprehensive net earnings                               --            --            --            --            --        87,710
  Cash dividends paid ($.35 per share)                     --            --            --       (45,935)           --       (45,935)
  Issuance of common stock for:
    Stock option plans                                181,910         4,039            --            --            --         4,039
    Employee stock purchase plan                      165,842         2,211            --            --            --         2,211
    Business acquisition                            5,074,000        77,696            --            --            --        77,696
  Stock compensation, net                             (14,075)       (1,111)        4,853            --            --         3,742
  Purchase and retirement
    of common stock                                (3,889,908)           --            --       (85,509)           --       (85,509)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 31, 2001                       133,797,757     $ 330,394       $(3,740)  $   900,090      $  2,824   $ 1,229,568
-----------------------------------------------------------------------------------------------------------------------------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements
of Cash Flows

Dollars in thousands
-----------------------------------------------------------------------------------------------------------
Year ended January 31,                                                   2001           2000           1999
-----------------------------------------------------------------------------------------------------------
Operating Activities
Net earnings                                                        $ 101,918      $ 202,557      $ 206,723
Adjustments to reconcile net earnings to net
  cash provided by operating activities:
    Depreciation and amortization of buildings and equipment          203,048        193,718        180,655
    Amortization of goodwill                                              429             --             --
    Amortization of trademark and other intangible assets                 822             --             --
    Amortization of deferred lease credits and other, net             (12,349)        (6,387)        (3,501)
    Stock-based compensation expense                                    7,594          3,331         10,037
    Write-down of investment                                           32,857             --             --
Change in operating assets and liabilities, net of effects from acquisition of business
      Accounts receivable, net                                       (102,945)       (29,854)        77,313
      Merchandise inventories                                        (128,744)       (47,576)        75,776
      Prepaid income taxes and other                                   (3,889)       (11,777)        15,357
      Accounts payable                                                 67,561         51,053         18,324
      Accrued salaries, wages and related benefits                     16,736         14,942         17,156
      Income tax liabilities and other accruals                         3,879            965         (4,828)
      Other liabilities                                                (7,184)         7,154          8,296
-----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                             179,733        378,126        601,308
-----------------------------------------------------------------------------------------------------------

Investing Activities

Capital expenditures                                                 (321,454)      (305,052)      (306,737)
Additions to deferred lease credits                                    92,361        114,910         74,264
Payment for acquisition, net of cash acquired                         (83,828)            --             --
Investments in unconsolidated affiliates                                   --             --        (32,857)
Other, net                                                             (5,602)        (9,332)        (2,251)
-----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                (318,523)      (199,474)      (267,581)
-----------------------------------------------------------------------------------------------------------

Financing Activities

Increase (decrease) in notes payable                                   12,126         (7,849)      (184,984)
Proceeds from issuance of long-term debt                              308,266             --        544,165
Principal payments on long-term debt                                  (58,191)       (63,341)      (101,106)
Capital contribution to subsidiary from minority shareholders              --         16,000             --
Proceeds from issuance of common stock                                  6,250          9,577         14,971
Cash dividends paid                                                   (45,935)       (44,463)       (44,059)
Purchase and retirement of common stock                               (85,509)      (302,965)      (346,077)
-----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                   137,007       (393,041)      (117,090)
-----------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                   (1,783)      (214,389)       216,637
Cash and cash equivalents at beginning of year                         27,042        241,431         24,794
-----------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                            $  25,259      $  27,042      $ 241,431
-----------------------------------------------------------------------------------------------------------

          The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated
Financial Statements


Dollars in thousands except per share amounts

Note 1: Summary of Significant Accounting Policies

The Company: Nordstrom, Inc. is a fashion specialty retailer offering a wide selection of high-quality apparel, shoes and accessories for women, men and children, through 120 stores located in the United States, including 77 large specialty stores, 38 clearance stores, 3 Faconnable boutiques and 2 free-standing shoe stores. As a result of the acquisition of Faconnable, S.A. ("Faconnable") in October 2000 (Note 2), the Company also operates 20 Faconnable boutiques located primarily in Europe. Approximately 32% of the company's retail square footage is located in the state of California.

The Company purchases a significant percentage of its merchandise from foreign countries, principally in the Far East. An event causing a disruption in imports from the Far East could have a material adverse impact on the Company's operations. In connection with the purchase of foreign merchandise, the Company has outstanding letters of credit totaling $62,051 at January 31, 2001.

On November 1, 1999, the Company established a subsidiary to operate its Internet commerce and catalog businesses, Nordstrom.com LLC. The Company contributed certain assets and liabilities associated with its Internet commerce and catalog businesses, and $10,000 in cash. Venture funds associated with Benchmark Capital and Madrona Investment Group collectively contributed $16,000 in cash to the new entity. At January 31, 2001, the Company owns approximately 81.4% of Nordstrom.com LLC, with Benchmark Capital and Madrona Investment Group collectively holding the remaining minority interest. The minority interest holders have the right to sell their shares of Nordstrom.com LLC, through their ownership interests in its managing member Nordstrom.com, Inc., to the Company for the greater of the fair value of the shares or $80,000 in the event that certain events do not occur. This put right will terminate without any further action by either party if the Company provides at least $100,000 in additional funding to Nordstrom.com, Inc. prior to July 1, 2002 or if Nordstrom.com, Inc. completes an initial public offering of its common stock prior to September 1, 2002. If, and when, redemption of these securities becomes probable, the Company would begin to accrete the difference between the fair value of the securities and its redemption amount over the period remaining prior to redemption.

Basis of Presentation: The consolidated financial statements include the accounts of Nordstrom, Inc. and its subsidiaries, the most significant of which are Nordstrom Credit, Inc., Nordstrom fsb (formerly known as Nordstrom National Credit Bank) and Nordstrom.com LLC for the entire fiscal year. In addition, the consolidated financial statements include the operating results of Faconnable from the date of acquisition (Note 2). All significant intercompany transactions and balances are eliminated in consolidation. The presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition: The Company adopted Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" in the fiscal year ended January 31, 2000. Revenues are recorded net of estimated returns and exclude sales tax. Revenue is recorded at the point of sale for retail stores. Catalog and e-commerce sales are recorded upon delivery to the customer and include shipping revenue.

Buying and Occupancy Costs: Buying costs consist primarily of salaries and expenses incurred by the Company's merchandise managers, buyers and private label product development group. Occupancy costs include rent, depreciation, property taxes and operating costs related to the Company's retail and distribution facilities.

Shipping and Handling Costs: The Company's shipping and handling costs include payments to third-party shippers and costs incurred to store, move and prepare merchandise for shipment. The costs are included in selling, general and administrative expenses.

Advertising: Costs for newspaper, television, radio and other media are generally expensed as incurred. Direct response advertising costs, consisting primarily of catalog book production and printing costs, are capitalized and amortized over the expected life of the catalog, not to exceed six months. Net capitalized direct response advertising costs were $5,697 and $3,938 at January 31, 2001 and 2000, and are included in prepaid income taxes and other on the consolidated balance sheets. Total advertising expenses were $190,991, $160,957 and $145,841 in 2000, 1999 and 1998.

Store Preopening Costs: Store opening and preopening costs are charged to expense when incurred.

Cash Equivalents: The Company considers all short-term investments with a maturity at date of purchase of three months or less to be cash equivalents.

Cash Management: The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 2000 includes $7,605 of checks not yet presented for payment drawn in excess of cash balances.

Investments: Short-term and available-for-sale investments consist of available-for-sale equity securities which are recorded at market value based on quoted market prices using the specific identification method. Unrealized gains and losses from changes in market value are reflected in accumulated other comprehensive earnings, net of related deferred taxes. Realized gains and losses and declines in value of the investments judged to be other than temporary, are included in net earnings.

Customer Accounts Receivable: In accordance with industry practices, installments maturing in more than one year or deferred payment accounts receivable are included in current assets.

Merchandise Inventories: Merchandise inventories are stated at the lower of cost (first-in, first-out basis) or market, using the retail method.

Land, Buildings and Equipment: For buildings and equipment acquired prior to February 1, 1999, depreciation is computed using a combination of accelerated and straight-line methods. The straight-line method was adopted for all property placed into service after February 1, 1999 in order to better reflect the utilization of the assets over time. The effect of this change on net earnings for 1999 was not material. Lives used for calculating depreciation and amortization rates for the principal asset classifications are as follows: buildings, 5 to 40 years; store fixtures and equipment, 3 to 15 years; leasehold improvements, life of lease or applicable shorter period; software, 3 to 7 years.

Capitalization of Interest: The interest-carrying costs of capital assets under development or construction are capitalized based on the Company's weighted average borrowing rate.

Intangible Assets: Goodwill, trademarks and other intangible assets are being amortized over their estimated useful lives on a straight-line basis ranging from 10 to 35 years. Accumulated amortization of goodwill was $429 and of trademarks and other intangible assets was $822 at January 31, 2001.

Asset Impairment: The Company reviews its intangibles and other long-lived assets annually to determine potential impairment. The Company estimates the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment charge would be recognized.

Deferred Lease Credits: Deferred lease credits are amortized on a straight-line basis primarily over the life of the applicable lease.

Fair Value of Financial Instruments: The carrying amount of cash equivalents and notes payable approximates fair value because of the short maturity of these instruments. The fair value of the Company's investment in marketable equity securities is based upon the quoted market price and was approximately $60,778 at January 31, 2000. The fair value of long-term debt (including current maturities), using quoted market prices of the same or similar issues with the same remaining term to maturity, is approximately $1,031,000 and $715,500 at January 31, 2001 and 2000.

Derivatives Policy: The Company limits its use of derivative financial instruments to the management of foreign currency and interest rate risks. The effect of these activities is not material to the Company's financial condition or results of operations. The Company has no material off-balance sheet credit risk, and the fair value of derivative financial instruments at January 31, 2001 and 2000 is not material.

Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138, requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Adoption of this standard, in the fiscal year beginning February 1, 2001, did not have a material impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements: In July 2000, the Company adopted Financial Accounting Standards Board Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44"), which provides guidance for certain issues that arose in applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Adoption of this Interpretation did not have a material impact on the Company's consolidated financial statements for the fiscal year ended January 31, 2001.

In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 140"), a replacement of SFAS No. 125 with the same title. It revises the standards for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but otherwise retains most of SFAS No. 125's provisions. SFAS No. 140 is effective for transfers after March 31, 2001. Adoption of the accounting provisions of this standard will not have a material impact on the Company's consolidated financial statements. The Company has complied with all SFAS No. 140 disclosure requirements.

Reclassifications: Certain reclassifications of prior year and quarterly balances have been made for consistent presentation with the current year.

Note 2: Acquisition

On October 24, 2000, the Company acquired 100% of Faconnable, S.A., of Nice, France, a designer, wholesaler and retailer of high quality men's and women's apparel and accessories. The Company paid $87,685 in cash and issued 5,074,000 shares of common stock of the Company for a total consideration, including expenses, of $169,380. The acquisition is being accounted for under the purchase method of accounting, and, accordingly, Faconnable's results of operations have been included in the Company's results of operations since October 24, 2000. The purchase price has been allocated to Faconnable's assets and liabilities based on their estimated fair values as of the date of acquisition.

The purchase also provides for contingent payments that may be paid in fiscal 2006 based on the performance of the subsidiary and the continued active involvement of the principals in Faconnable, S.A. The contingent payments will be recorded as compensation expense when it becomes probable that the performance targets will be met.

The following unaudited pro forma information presents the results of the Company's operations assuming the Faconnable acquisition occurred at the beginning of each period presented:

Year ended January 31,                                     2001             2000
--------------------------------------------------------------------------------
Net sales                                            $5,575,000       $5,205,000
Net earnings                                            101,000          199,000
Basic earnings per share                                   0.75             1.39
Diluted earnings per share                           $     0.75       $     1.39
--------------------------------------------------------------------------------

The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been consummated as of the beginning of each period presented, nor is it necessarily indicative of future operating results.

A summary of the Faconnable acquisition is as follows:

-------------------------------------------------------------------------------
Fair value of assets acquired                                         $  48,677
Intangible assets recorded                                              144,724
Liabilities assumed                                                     (24,021)
-------------------------------------------------------------------------------
Total consideration                                                   $ 169,380
-------------------------------------------------------------------------------

Note 3: Employee Benefits

The Company provides a profit sharing plan for employees. The plan is fully funded by the Company and is non-contributory except for voluntary employee contributions made under Section 401(k) of the Internal Revenue Code. Under this provision of the plan, the Company provides matching contributions up to a stipulated percentage of employee contributions. Prior to 2000, the Company's contributions to the profit sharing portion of the plan vested over a seven-year period. Effective January 1, 2000, the Company's subsequent contributions to the plan vest immediately. The Company's contribution is established each year by the Board of Directors and totaled $31,330, $47,500 and $50,000 in 2000, 1999 and 1998.

Note 4: Interest Expense, Net

The components of interest expense, net are as follows:

Year ended January 31,                   2001             2000             1999
-------------------------------------------------------------------------------
Short-term debt                      $ 12,682         $  2,584         $ 10,707
Long-term debt                         58,988           56,831           43,601
-------------------------------------------------------------------------------
Total interest expense                 71,670           59,415           54,308
Less: Interest income                  (1,330)          (3,521)          (1,883)
  Capitalized interest                 (7,642)          (5,498)          (5,334)
-------------------------------------------------------------------------------
Interest expense, net                $ 62,698         $ 50,396         $ 47,091
-------------------------------------------------------------------------------

Note 5: Income Taxes

Income taxes consist of the following:

Year ended January 31,                   2001             2000             1999
-------------------------------------------------------------------------------
Current income taxes:
 Federal                            $  79,778        $ 130,524        $ 113,270
 State and local                       11,591           21,835           19,672
-------------------------------------------------------------------------------
Total current
 income taxes                          91,369          152,359          132,942
Deferred income taxes:
 Current                              (11,215)         (18,367)          (1,357)
 Non-current                          (15,054)          (4,492)            (585)
-------------------------------------------------------------------------------
Total deferred
 income taxes                         (26,269)         (22,859)          (1,942)
-------------------------------------------------------------------------------
Total income taxes                  $  65,100        $ 129,500        $ 131,000
-------------------------------------------------------------------------------

A reconciliation of the statutory Federal income tax rate to the effective tax rate is as follows:

Year ended January 31,                   2001            2000             1999
------------------------------------------------------------------------------
Statutory rate                          35.00%          35.00%           35.00%
State and local
 income taxes, net of
 Federal income taxes                    3.93            4.06             4.03
Other, net                                .05            (.06)           (0.24)
------------------------------------------------------------------------------
Effective tax rate                      38.98%          39.00%           38.79%
------------------------------------------------------------------------------

Deferred income tax assets and liabilities result from temporary differences in the timing of recognition of revenue and expenses for tax and financial reporting purposes. Significant deferred tax assets and liabilities, by nature of the temporary differences giving rise thereto, are as follows:

January 31,                                             2001               2000
-------------------------------------------------------------------------------
Accrued expenses                                   $  28,658          $  29,276
Compensation and
 benefits accruals                                    43,803             35,651
Merchandise inventories                               26,290             24,461
Realized loss on investment                           12,751                 --
Other                                                 23,098             15,595
-------------------------------------------------------------------------------
Total deferred tax assets                            134,600            104,983
-------------------------------------------------------------------------------
Land, buildings and
 equipment basis and
 depreciation differences                            (25,678)           (22,982)
Employee benefits                                    (10,937)           (11,008)
Unrealized gain on investment                             --            (10,889)
Other                                                 (3,748)            (3,025)
-------------------------------------------------------------------------------
Total deferred tax liabilities                       (40,363)           (47,904)
-------------------------------------------------------------------------------
Net deferred tax assets                            $  94,237          $  57,079
-------------------------------------------------------------------------------

As of January 31, 2001, the Company has $34,357 of capital loss carryforwards available to be utilized within five years to reduce future capital gain income. No valuation allowance has been provided because management believes it is more likely than not that the full benefit of the carryforwards will be realized.

Note 6: Earnings Per Share

In accordance with SFAS No. 128, "Earnings per Share," basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year plus dilutive common stock equivalents (primarily stock options and restricted stock).

Options with an exercise price greater than the average market price were not included in the computation of diluted earnings per share. These options totaled 7,409,387, 2,798,966 and 1,146,113 shares in 2000, 1999 and 1998.

Year ended January 31,                    2001             2000             1999
--------------------------------------------------------------------------------
Net earnings                      $    101,918     $    202,557     $    206,723
--------------------------------------------------------------------------------
Basic shares                       131,012,412      137,814,589      146,241,091
--------------------------------------------------------------------------------
Basic earnings per share          $       0.78     $       1.47     $       1.41
--------------------------------------------------------------------------------
Dilutive effect of
 stock options and
 restricted stock                      100,673          610,255          617,180
--------------------------------------------------------------------------------
Diluted shares                     131,113,085      138,424,844      146,858,271
--------------------------------------------------------------------------------
Diluted earnings per share        $       0.78     $       1.46     $       1.41
--------------------------------------------------------------------------------

Note 7: Investment

In September 1998, the Company purchased non-voting convertible preferred stock in Streamline.com, Inc., an Internet grocery and consumer goods delivery company, for total consideration of $22,857. In June 1999, Streamline completed an initial public offering of common stock. Upon completion of the offering, the Company's investment was converted to common stock, which has been categorized as available-for-sale. In January 2000, Streamline merged with Beacon Home Direct, Inc., a privately-held company, in which the Company had previously purchased preferred stock for total consideration of $10,000.

Streamline ceased its operations effective November 22, 2000, due to failure to obtain additional capital to fund its operations. During 2000, the Company wrote off its entire investment in Streamline, for a total pre-tax loss on the investment of $32,857.

Note 8: Accounts Receivable

The components of accounts receivable are as follows:

January 31,                                             2001               2000
-------------------------------------------------------------------------------
Customers                                          $ 716,218          $ 611,858
Other                                                 22,266             20,969
Allowance for doubtful accounts                      (16,531)           (15,838)
-------------------------------------------------------------------------------
Accounts receivable, net                           $ 721,953          $ 616,989
-------------------------------------------------------------------------------

Credit risk with respect to accounts receivable is concentrated in the geographic regions in which the Company operates stores. At January 31, 2001 and 2000, approximately 41% and 38% of the Company's receivables were obligations of customers residing in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

Bad debt expense totaled $20,368, $11,707 and $23,828 in 2000, 1999 and 1998.

Other accounts receivable consists primarily of vendor debit balances and cosmetic rebates receivable.

Nordstrom fsb, a wholly-owned subsidiary of the Company, issues both a proprietary and VISA credit card. On an on-going basis, the Company transfers substantially all of its VISA receivables to a master trust. The Company holds a Class B certificate, representing an undivided interest in the trust, which is subordinate to a Class A certificate held by a third party. The Company also owns the remaining undivided interests in the trust not represented by the Class A and Class B certificates (the "Retained Interest"). The Company's investment in the Class B certificate totals $11,000 and $9,900 at January 31, 2001 and 2000, and is included in customer accounts receivable.

The Company recognizes gains or losses on its securitization of VISA receivables based on the historical carrying amount of the receivables sold, allocated based on their relative fair values. The fair values of the assets sold and Retained Interest were based on the present value of estimated future cash flows that the Company will receive over the estimated life of the securitization. The future cash flows represent an estimate of the excess of finance charges and fees over the interest paid to the holders of the Class A and B certificates, credit losses and servicing fees. The estimates of future cash flow are based on the current performance trends of the receivable portfolio, which assumes a weighted-average life of 5 months for the receivable balances, anticipated credit losses of 5.99% of new receivables, and a discount rate of 6.50%.

Proceeds from collections reinvested in previous credit card securitizations totaled $485,422 in 2000. Gains on the sale of receivables to the trust totaled $5,356 in 2000. Additionally, Nordstrom fsb services the receivables in the trust, and recorded servicing fees of $8,564 in 2000. Interest income earned on the Class B certificate and other cash flows received from the Retained Interest totaled $10,060 in 2000, and is included in service charge income and other on the consolidated statements of earnings.

The Company also recognizes gains and losses on the fair value of the Retained Interest. The fair value of the Retained Interest is $42,052 and $32,567 at January 31, 2001 and 2000, and is included in customer accounts receivable. Assumptions used to measure future cash flows are based on the current performance trends of the receivable portfolio and include a weighted-average life of the receivables of 5 months, anticipated credit losses of 5.99% of new receivables, and a discount rate of 6.50%. If interest rates were to increase by 10% or credit losses were to increase by 10%, the effect on the Retained Interest is a decrease in fair value of approximately $339 or $371, respectively. A 20% increase in interest rates or a 20% increase in default rates would impact the Retained Interest by decreasing the fair value by $678 or $743, respectively.

The total principal balance of the VISA receivables is

$251,109 as of January 31, 2001. Credit losses and delinquencies of these receivables are $12,955 and $7,471 for the year ended January 31, 2001.

The following table illustrates historical and future default projections using net credit losses as a percentage of average outstanding receivables in comparison to actual performance:

Year Ended January 31,                            2001        2000         1999
-------------------------------------------------------------------------------
Original projection                               5.99%       5.39%        6.94%
Actual                                             N/A%       5.46%        6.09%
-------------------------------------------------------------------------------

Pursuant to the terms of operative documents of the trust, in certain events the Company may be required to fund certain amounts pursuant to a recourse obligation for credit losses. Based on current cash flow projections, the Company does not believe any additional funding will be required.

Note 9: Land, Buildings and Equipment

Land, buildings and equipment consist of the following (at cost):

JANUARY 31,                                            2001                2000
-------------------------------------------------------------------------------
Land and land improvements                      $    60,871         $    59,237
Buildings                                           760,029             650,414
Leasehold improvements                              903,925             870,821
Capitalized software                                 38,642              20,150
Store fixtures and equipment                      1,172,914           1,037,936
-------------------------------------------------------------------------------
                                                  2,936,381           2,638,558

Less accumulated depreciation
 and amortization                                (1,554,081)         (1,370,726)
-------------------------------------------------------------------------------
                                                  1,382,300           1,267,832

Construction in progress                            217,638             161,660
-------------------------------------------------------------------------------
Land, buildings and
 equipment, net                                 $ 1,599,938         $ 1,429,492
-------------------------------------------------------------------------------

At January 31, 2001, the net book value of property located in California is approximately $308,000. The Company carries earthquake insurance in California with a $50,000 deductible.

At January 31, 2001, the Company has contractual commitments of approximately $428,000 for the construction of new stores or remodeling of existing stores.

Note 10: Notes Payable

A summary of notes payable is as follows:

Year Ended January 31,                 2001             2000             1999
-----------------------------------------------------------------------------
Average daily short-
 term borrowings                   $192,392         $ 45,030         $195,596
Maximum amount
 outstanding                        360,480          178,533          385,734
Weighted average
 interest rate:
 During the year                        6.6%             5.8%             5.5%
 At year-end                            6.4%             6.0%             5.2%

At January 31, 2001, the Company has an unsecured line of credit with a group of commercial banks totaling $500,000 which is available as liquidity support for the Company's commercial paper program, and expires in July 2002. The line of credit agreement contains restrictive covenants which, among other things, require the Company to maintain a certain minimum level of net worth and a coverage ratio (as defined) of no less than 2 to 1. The Company pays a commitment fee for the unused portion of the line based on the Company's debt rating.

Note 11: Long-Term Debt

A summary of long-term debt is as follows:

January 31,                                            2001                2000
-------------------------------------------------------------------------------
Senior debentures, 6.95%,
 due 2028                                       $   300,000         $   300,000
Senior notes, 5.625%,
 due 2009                                           250,000             250,000
Senior notes, 8.950%,
 due 2005                                           300,000                  --
Medium-term notes, payable by
 Nordstrom Credit, Inc.,
 7.25%-8.67%, due 2001-2002                          87,750             145,350
Notes payable, of
 Nordstrom Credit, Inc.,
 6.7%, due 2005                                     100,000             100,000
Other                                                74,546               9,632
-------------------------------------------------------------------------------
Total long-term debt                              1,112,296             804,982
Less current portion                                (12,586)            (58,191)
-------------------------------------------------------------------------------
Total due beyond one year                       $ 1,099,710         $   746,791
-------------------------------------------------------------------------------

Aggregate principal payments on long-term debt are as follows: 2001-$12,586; 2002-$131,150; 2003-$1,157; 2004-$1,224; 2005-$400,208 and thereafter-$565,971.

The Company owns a 49% interest in a limited partnership which is constructing a new corporate office building in which the Company will be the primary occupant. In accordance with Emerging Issues Task Force Issue No. 97-10 "The Effect of Lessee Involvement in Asset Construction", the Company is considered to be the owner of the property. Construction in progress includes capitalized costs related to this building of $57,270, which includes noncash amounts of $41,883, as of January 31, 2001. The corresponding finance obligation of $53,060 as of January 31, 2001 is included in other long-term debt. This finance obligation will be amortized as rental payments are made by the Company to the limited partnership over the life of permanent financing, expected to be 20-25 years. The amortization will begin once construction is complete, estimated to be July 2001. The Company is a guarantor of a $93,000 credit facility of the limited partnership. The credit facility provides for interest at either the LIBOR rate plus .75%, or the greater of the Federal Funds rate plus .5% and the prime rate, and matures in August 2002 (6.36% at January 31, 2001).

Note 12: Leases

The Company leases land, buildings and equipment under noncancelable lease agreements with expiration dates ranging from 2001 to 2080. Certain leases include renewal provisions at the Company's option. Most of the leases provide for additional rent payments based upon specific percentages of sales and require the Company to pay for certain common area maintenance and other costs.

Future minimum lease payments as of January 31, 2001 are as follows:
2001-$59,434; 2002-$52,741; 2003-$51,305; 2004-$49,866; 2005-$47,396 and
thereafter-$362,567.

The following is a schedule of rent expense:

Year Ended January 31,                        2001           2000           1999
--------------------------------------------------------------------------------
Minimum rent:
 Store locations                           $16,907        $18,794        $19,167
 Offices, warehouses
 and equipment                              21,070         19,926         19,208
Percentage rent:
 Store locations                             9,241          7,441          8,603
--------------------------------------------------------------------------------
Total rent expense                         $47,218        $46,161        $46,978
--------------------------------------------------------------------------------

Note 13: Stock-Based Compensation

Stock Option Plan

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

In addition to option grants, the Committee granted 355,072, 272,970 and 185,201 performance share units in 2000, 1999 and 1998, which will vest over three years if certain financial goals are attained. Employees may elect to receive common stock or cash upon vesting of these performance shares. The Committee also granted 30,069 and 180,000 shares of restricted stock in 1999 and 1998, with weighted average fair values of $32.09 and $27.75, respectively, which vest over five years. No monetary consideration is paid by employees who receive performance share units or restricted stock. At January 31, 2001, $2,741 was recorded in accrued salaries, wages and related benefits for these performance shares. In September 2000, the Company accelerated the vesting of 144,000 shares of restricted stock resulting in compensation expense of $3,039, and also cancelled 14,175 shares of restricted stock as a result of management changes.

In May 2000, the Company's shareholders approved an 8,000,000 share increase in the number of shares of the Company's common stock authorized for issuance under its option plan. At January 31, 2001, 10,150,579 shares are reserved for future stock option grants pursuant to the Plan.

The Company applies APB No. 25 and FIN No. 44 in measuring compensation costs under its stock-based compensation programs. Accordingly, no compensation cost has been recognized for stock options issued under the Plan. For performance share units, compensation expense is recorded over the performance period at the fair market value of the stock at the date when it is probable that such shares will be earned. For restricted stock, compensation expense is based on the market price on the date of grant and is recorded over the vesting period. Stock-based compensation expense for 2000, 1999 and 1998 was $7,594, $3,331 and $10,037, respectively.

Stock option activity for the Plan was as follows:

Year Ended January 31,                                  2001                      2000                      1999
----------------------------------------------------------------------------------------------------------------
                                                   Weighted-                 Weighted-                 Weighted-
                                                     Average                   Average                   Average
                                                    Exercise                  Exercise                  Exercise
                                           Shares      Price         Shares      Price         Shares      Price
----------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year          8,135,301      $  28      5,893,632      $  27      3,401,602      $  21
Granted                                 2,470,169         21      2,926,368         31      3,252,217         31
Exercised                                (181,910)        20       (341,947)        23       (599,593)        18
Cancelled                              (1,550,218)        28       (342,752)        30       (160,594)        27
----------------------------------------------------------------------------------------------------------------
Outstanding, end of year                8,873,342      $  27      8,135,301      $  28      5,893,632      $  27
----------------------------------------------------------------------------------------------------------------
Options exercisable at end of year      3,833,379      $  26      3,145,393      $  25      2,544,092      $  23

The following table summarizes information about stock options outstanding for the Plan as of January 31, 2001:

                                                Options Outstanding         Options Exercisable
-----------------------------------------------------------------------------------------------
                                              Weighted-
                                                Average   Weighted-                   Weighted-
                                              Remaining     Average                     Average
               Range of                     Contractual    Exercise                    Exercise
          Exercise Prices       Shares     Life (Years)       Price          Shares       Price
-----------------------------------------------------------------------------------------------
              $13 - $22       3,659,001              7          $20       1,446,456         $20
              $23 - $32       2,855,785              7           27       1,590,360          28
              $33 - $40       2,358,556              8           36         796,563          35
-----------------------------------------------------------------------------------------------
                              8,873,342              7          $27       3,833,379         $26
-----------------------------------------------------------------------------------------------

Nordstrom.com

Nordstrom.com has two stock option plans, the "1999 Plan" and the "2000 Plan". As of January 31, 2001 and 2000, under the 1999 and 2000 Plans, 1,767,565 and 2,590,000 options were outstanding at weighted-average exercise prices of $1.76 and $1.70 per share; of which 300,654 and 775,500 are exercisable at the weighted-average exercise price of $1.67 per share. Options were granted at exercise prices ranging from $1.67 to $1.92 per share. Pursuant to APB No. 25 and FIN No. 44, no compensation cost has been recognized related to the options under these Plans because the exercise price was equal to, or in excess of the fair value of Nordstrom.com stock on the date of grant as determined by the Board of Directors of Nordstrom.com. The options vest over a period of two and one-half to four years and must be exercised within ten years of the grant date.

SFAS No. 123

If the Company had elected to follow the measurement provisions of SFAS No. 123 in accounting for its stock-based compensation programs, compensation expense would be recognized based on the fair value of the options or the shares at the date of grant. To estimate compensation expense which would be recognized under SFAS No. 123, the Company used the modified Black-Scholes option-pricing model with the following weighted-average assumptions for options granted in 2000, 1999 and 1998, respectively: risk-free interest rates of 6.4%, 5.7% and 5.2%; expected volatility factors of .65, .61 and .46; expected dividend yield of 1% for all years; and expected lives of 5 years for all years. As for its ESPP, the Company used the following weighted-average assumptions for shares purchased by its employees in 2000: risk-free interest rate of 6.02%; expected volatility factor of .65; expected dividend yield of 1% and expected life of 0.5 years. The weighted-average fair value of options granted was $12, $17 and $14 for the years ended January 31, 2001, 2000 and 1999, respectively. For Nordstrom.com, the Company used the following weighted-average assumptions for options granted in 2000 and 1999, respectively: risk-free interest rates of 6.5% and 6.1%; expected volatility factors of .64 and .61; expected dividend yield of 0% for all years; and expected lives of 5 years for all years. The weighted-average fair value of options granted for Nordstrom.com was $1.04 and $.96 for the years ended January 31, 2001 and 2000, respectively.

If SFAS No. 123 were used to account for the Company's stock-based compensation programs, the pro forma net earnings and earnings per share would be as follows:

Year Ended January 31,                          2001          2000          1999
--------------------------------------------------------------------------------
Pro forma net earnings                      $ 89,433      $192,936      $201,499
Pro forma basic
 earnings per share                         $   0.68      $   1.40      $   1.38
Pro forma diluted
 earnings per share                         $   0.68      $   1.39      $   1.37

Employee Stock Purchase Plan

In May 2000, the Company's shareholders approved the establishment of an Employee Stock Purchase Plan (the "ESPP") under which 3,500,000 shares of the Company's common stock are reserved for issuance to employees. The plan qualifies as a noncompensatory employee stock purchase plan under Section 423 of the Internal Revenue Code. Employees are eligible to participate through payroll deductions in amounts related to their base compensation. At the end of each offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period, usually six months. Under the ESPP, 165,842 shares were issued in 2000. As of January 31, 2001, payroll deductions totaling $2,602 were accrued for purchase of shares on March 31, 2001.

Note 14: Supplementary Cash Flow Information

Supplementary cash flow information includes the following:

Year Ended January 31,                      2001            2000            1999
--------------------------------------------------------------------------------
Cash paid during
the year for:
  Interest (net of
   capitalized interest)                $ 58,190        $ 54,195        $ 44,418
  Income taxes                            88,911         129,566         126,157

Note 15: Segment Reporting

The Company has three reportable segments which have been identified based on differences in products and services offered and regulatory conditions: the Retail Stores, Credit Operations, and Catalog/Internet segments. The Retail Stores segment derives its sales from high-quality apparel, shoes and accessories for women, men and children, sold through retail store locations. It includes the Company's Product Development Group which coordinates the design and production of private label merchandise sold in the majority of the Company's retail stores. Credit Operations segment revenues consist primarily of finance charges earned through issuance of the Nordstrom proprietary and VISA credit cards. The Catalog/Internet segment generates revenues from direct mail catalogs and the Nordstrom.com and Nordstromshoes.com Web sites.

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

The following tables set forth the information for the Company's reportable segments and a reconciliation to the consolidated totals:

                                      Retail         Credit       Catalog/       Corporate
Year ended January 31, 2001           Stores     Operations       Internet       and Other    Eliminations           Total
--------------------------------------------------------------------------------------------------------------------------
Net sales and revenues to
  external customers(b)           $5,217,889             --     $  310,648              --              --      $5,528,537
Service charge income                     --     $  135,121             --              --              --         135,121
Intersegment revenues                 30,294         26,889             --              --      $  (57,183)             --
Interest expense, net                    795         29,267           (604)     $   33,240              --          62,698
Depreciation and amortization        176,831          1,786          7,552          16,879              --         203,048
Amortization of goodwill and
  other intangible assets              1,251             --             --              --              --           1,251
Income tax expense (benefit)         165,150         13,140             --        (113,190)             --          65,100
Net earnings (loss)                  258,416         20,557        (29,367)       (147,688)             --         101,918
Assets(a)(b)                       2,554,393        703,077         71,233         279,800              --       3,608,503
Goodwill and
 other intangible assets             143,473             --             --              --              --         143,473
Capital expenditures                 286,941          3,095          5,187          26,231              --         321,454

                                      Retail         Credit       Catalog/       Corporate
Year ended January 31, 2000           Stores     Operations       Internet       and Other    Eliminations           Total
--------------------------------------------------------------------------------------------------------------------------
Net sales and revenues to
  external customers              $4,914,293             --     $  234,973              --              --      $5,149,266
Service charge income                     --     $  125,727             --              --              --         125,727
Intersegment revenues                 20,285         25,963             --              --      $  (46,248)             --
Interest expense, net                    728         26,933           (167)     $   22,902              --          50,396
Depreciation and amortization        170,765          1,424          6,313          15,216              --         193,718
Income tax expense (benefit)         191,790         19,450             --         (81,740)             --         129,500
Net earnings (loss)                  300,009         30,417        (35,685)        (92,184)             --         202,557
Assets(a)                          2,051,327        601,320         95,241         314,193              --       3,062,081
Capital expenditures                 263,352          2,792          5,206          33,702              --         305,052

                                      Retail         Credit       Catalog/       Corporate
Year ended January 31, 1999           Stores     Operations       Internet       and Other    Eliminations           Total
--------------------------------------------------------------------------------------------------------------------------
Net sales and revenues to
  external customers              $4,834,049             --     $  215,133              --              --      $5,049,182
Service charge income                     --     $  123,201             --              --              --         123,201
Intersegment revenues                 23,748         26,736             --              --      $  (50,484)             --
Interest expense, net                     --         31,139             --      $   16,488            (536)         47,091
Depreciation and amortization        166,099            806          4,613           9,137              --         180,655
Income tax expense (benefit)         182,800         16,200             --         (68,000)             --         131,000
Net earnings (loss)                  288,503         25,606        (17,681)        (89,705)             --         206,723
Assets(a)                          2,040,938        607,255         57,803         397,693              --       3,103,689
Capital expenditures                 273,906          2,191          4,121          26,519              --         306,737

(a) Segment assets in Corporate and Other include unallocated assets in corporate headquarters, consisting primarily of land, buildings and equipment, and deferred tax assets.

(b) Includes sales of foreign operations of $12,318 from October 24, 2000, the date of acquisition, and assets of $206,601 as of January 31, 2001.

Note 16: Contingent Liabilities

The Company has been named in various lawsuits and intends to vigorously defend itself in those cases. The Company is not in a position at this time to quantify the amount or range of any possible losses related to those claims. While no assurance can be given as to the ultimate outcome of these lawsuits, based on preliminary investigations, management currently believes that resolving these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Cosmetics. The Company was originally named as a defendant along with other department store and specialty retailers in nine separate but virtually identical class action lawsuits filed in various Superior Courts of the State of California in May, June and July 1998 that have now been consolidated in Marin County state court. Plaintiffs' consolidated complaint alleged that the Company and other retailers agreed to charge identical prices for cosmetics and fragrances, not to discount such prices, and to urge manufacturers to refuse to sell to retailers who sell cosmetics and fragrances at discount prices, resulting in artificially-inflated retail prices paid by the class in violation of California state law. Defendants, including the Company, answered the consolidated complaint denying the allegations. The Company and the other retail defendants have produced documents and responded to plaintiffs' other discovery requests, including providing witnesses for depositions.

Last year, plaintiffs filed an amended complaint naming a number of manufacturers of cosmetics and fragrances and two other retailers as additional defendants. Plaintiffs' amended complaint alleges that the retail price of the "prestige" cosmetics sold in department and specialty stores was collusively controlled by the retailer and manufacturer defendants in violation of the Cartwright Act and the California Unfair Competition Act by various means, including restricting the sale of prestige cosmetics to department stores only; agreeing that all department and specialty stores will sell such cosmetics at the manufacturer's suggested retail price ("MSRP"); controlling the advertising of cosmetics and Gift-With-Purchase programs; and the manufacturer defendants guaranteeing the retailer defendants a gross margin equal to 40% of MSRP and buying back any unsold cosmetics to prevent discounting from MSRP.

Plaintiffs seek treble damages and restitution in an unspecified amount, attorneys' fees and prejudgment interest, on behalf of a class of all California residents who purchased cosmetics and fragrances for personal use from any of the defendants during the period four years prior to the filing of the amended complaint. Defendants, including the Company, have answered the amended complaint denying the allegations. Plaintiffs have submitted requests for production of documents to the manufacturer defendants, who are in the process of responding to these and plaintiffs' other discovery requests. Plaintiffs have not yet moved for class certification.

Nine West. In early 1999, the Company was named as a defendant in a number of substantially identical lawsuits that were consolidated in Federal District Court in New York. In addition to Nine West, a leading manufacturer and retailer of men's, women's and children's non-athletic footwear and accessories, which was later acquired by Jones Apparel, other defendants included various department store and specialty retailers. Plaintiffs filed a consolidated complaint alleging that the retailer defendants agreed with Nine West and with each other on the minimum prices to be charged for Nine West shoes. Plaintiffs sought treble damages in an unspecified amount, attorneys' fees and prejudgment interest on behalf of a nationwide class of persons who purchased Nine West footwear from the defendants during the period January 1988 to February 1999.

The Federal Trade Commission and the Attorneys General of the states of New York, Ohio, Texas and Florida then opened an investigation into the plaintiffs' allegations, and the Company and the other defendants submitted documents and information to those agencies. Last year, Nine

West/Jones Apparel, and the Federal Trade Commission and the states, separately reached tentative agreements on settlements and consent decrees under which all fifty states and certain possessions of the United States exercised their right under federal law and filed suit against Nine West, but not the Company, in Federal District Court in New York on behalf of a class of persons who purchased Nine West footwear during the period January 1, 1988 through July 31, 1999, alleging violations of federal and state antitrust and related laws. Pursuant to the settlement agreements, Nine West paid $34 million in damages to the states and submitted to certain injunctive relief.

In December 2000, the Federal District Court in New York gave final approval to the settlement agreement between Nine West and the states, and the Federal Trade Commission approved its settlement and consent decree with Nine West. As a result, the court entered a final judgment dismissing the suit filed by the fifty states and certain possessions of the United States against Nine West. The period for appeal from the court's decision approving the settlement with the states has expired and that settlement and judgment have become final. Neither settlement admitted any violation of the law or liability by Nine West, the Company or any other defendant in the putative private class actions. Nor did the settlements require any payment by the Company.

The plaintiffs who filed the putative private class actions against Nine West, the Company and other retailers agreed that the suit instituted by the states against Nine West took precedence over those actions, which were never certified as class actions, and that the final judgment dismissing the states' proceeding also conclusively and preclusively resolved all claims alleged in plaintiffs' consolidated complaint against the Company and the other defendants, which have likewise been dismissed.

Credit Fees. The Company's subsidiary, Nordstrom fsb, has been named a defendant in a purported class action in the Federal District Court for the Eastern District of Pennsylvania. The case purports to be brought under the National Bank Act and the Arizona Consumer Loan Act of 1997. Plaintiff, a resident of Pennsylvania and a user of Nordstrom's credit through Nordstrom fsb, claims to represent all customers of Nordstrom who have been extended credit by Nordstrom fsb under revolving credit accounts for consumer purchases at Nordstrom stores. Plaintiff claims that Nordstrom fsb has been paid principal, interest and late fees in violation of said statutes on account of which plaintiff seeks recovery or forfeiture thereof. Nordstrom fsb has moved to dismiss the complaint and a hearing on that motion was held on February 21, 2001. The court has not yet ruled on that motion. Counsel to Nordstrom fsb has advised the Company that in their opinion, plaintiff's claim is meritless.

Bar Code. The Company is named as one of 135 retailer defendants in a lawsuit filed in the United States District Court for the District of Arizona. Plaintiff claims that the Company and the other defendants have infringed certain patents held by it related to methods of scanning production markings (bar codes) placed on work pieces or merchandise. The complaint seeks from each defendant an award of damages for past infringement, to be trebled because of alleged willful and deliberate infringement. In February 2001, the Company was dismissed without prejudice pursuant to an agreement and stipulation intended to resolve a potential judicial conflict of interest. The agreement confirms that if the potential conflict is for any reason resolved, plaintiff can amend its complaint to add the Company as a defendant.

Saipan. The Company has reached a settlement, which is of an immaterial amount, in its previously described lawsuits relating to its sourcing of clothing products from independent garment manufacturers in Saipan (Commonwealth of Northern Marina Islands). The settlement is subject to court approval. No hearing has been set to date.

Other. The Company is also subject to other ordinary routine litigation incidental to its business and with respect to which no material liability is expected.

Note 17: Selected Quarterly Data (unaudited)

Year ended January 31, 2001       1st Quarter      2nd Quarter       3rd Quarter       4th Quarter             Total
--------------------------------------------------------------------------------------------------------------------
Net sales                         $ 1,153,377      $ 1,457,035       $ 1,262,390       $ 1,655,735       $ 5,528,537
Gross profit                          407,722          502,722           438,522           530,055         1,879,021
Write-down of investment                   --          (10,540)          (20,655)           (1,662)          (32,857)
Earnings before income taxes           53,689           74,501            (5,520)           44,348           167,018
Net earnings                           32,789           45,401            (3,320)           27,048           101,918
Basic earnings per share                  .25              .35              (.03)              .20               .78
Diluted earnings per share                .25              .35              (.03)              .20               .78
Dividends per share                       .08              .09               .09               .09               .35

Year ended January 31, 2000       1st Quarter      2nd Quarter       3rd Quarter       4th Quarter             Total
--------------------------------------------------------------------------------------------------------------------
Net sales                         $ 1,043,981      $ 1,449,089       $ 1,116,219       $ 1,539,977       $ 5,149,266
Gross profit                          355,785          505,741           398,375           529,605         1,789,506
Earnings before income taxes           51,688          116,189            55,033           109,147           332,057
Net earnings                           31,538           70,839            33,633            66,547           202,557
Basic earnings per share                  .22              .51               .25               .50              1.47
Diluted earnings per share                .22              .51               .25               .50              1.46
Dividends per share                       .08              .08               .08               .08               .32

Ten-Year Statistical Summary

Dollars in thousands except square footage and per share amounts

Year ended January 31,                                                  2001               2000               1999
------------------------------------------------------------------------------------------------------------------
Financial Position
    Customer accounts receivable, net                          $     699,687      $     596,020      $     567,661
    Merchandise inventories                                          945,687            797,845            750,269
    Current assets                                                 1,812,982          1,564,648          1,668,689
    Current liabilities                                              950,568            866,509            794,490
    Working capital                                                  862,414            698,139            874,199
    Working capital ratio                                               1.91               1.81               2.10
    Land, buildings and equipment, net                             1,599,938          1,429,492          1,378,006
    Long-term debt, including current portion                      1,112,296            804,982            868,234
    Debt/capital ratio                                                 .4929              .4249              .4214
    Shareholders' equity                                           1,229,568          1,185,614          1,300,545
    Shares outstanding                                           133,797,757        132,279,988        142,114,167
    Book value per share                                                9.19               8.96               9.15
    Total assets                                                   3,608,503          3,062,081          3,103,689
Operations
    Net sales                                                      5,528,537          5,149,266          5,049,182
    Gross profit                                                   1,879,021          1,789,506          1,704,237
    Selling, general and administrative expense                   (1,747,048)        (1,523,836)        (1,429,837)
    Operating income                                                 131,973            265,670            274,400
    Interest expense, net                                            (62,698)           (50,396)           (47,091)
    Write-down of investment                                         (32,857)                --                 --
    Service charge income and other, net                             130,600            116,783            110,414
    Earnings before income taxes                                     167,018            332,057            337,723
    Income taxes                                                     (65,100)          (129,500)          (131,000)
    Net earnings                                                     101,918            202,557            206,723
    Basic earnings per share                                             .78               1.47               1.41
    Diluted earnings per share                                           .78               1.46               1.41
    Dividends per share                                                  .35                .32                .30
    Comparable store sales percentage increase (decrease)                 .3%              (1.1%)             (2.7%)
    Net earnings as a percent of net sales                              1.84%              3.93%              4.09%
    Return on average shareholders' equity                              8.44%             16.29%             14.98%
    Sales per square foot for Company-operated stores                    342                350                362

Stores                                                                   140                104                 97
Total square footage                                              16,056,000         14,487,000         13,593,000

        1998             1997             1996             1995              1994              1993             1992
-------------- -----------------------------------------------------------------------------------------------------
$    641,862     $    693,123     $    874,103     $    655,715      $    565,151      $    584,379     $    585,490
     826,045          719,919          626,303          627,930           585,602           536,739          506,632
   1,613,492        1,549,819        1,612,776        1,397,713         1,314,914         1,219,844        1,177,638
     979,031          795,321          833,443          693,015           631,064           516,397          558,768
     634,461          754,498          779,333          704,698           683,850           703,447          618,870
        1.65             1.95             1.94             2.02              2.08              2.36             2.11
   1,252,513        1,152,454        1,103,298          984,195           845,596           824,142          856,404
     420,865          380,632          439,943          373,910           438,574           481,945          491,076
       .3194            .2720            .3232            .2575             .2934             .3337            .4029
   1,458,950        1,457,084        1,408,053        1,330,437         1,153,594         1,038,649          927,465
 152,518,104      159,269,954      162,226,288      164,488,196       164,118,256       163,949,594      163,688,454
        9.57             9.15             8.68             8.09              7.03              6.34             5.67
   2,890,664        2,726,495        2,732,619        2,396,783         2,177,481         2,053,170        2,041,875

   4,864,604        4,457,931        4,113,717        3,895,642         3,591,228         3,415,613        3,174,822
   1,568,791        1,378,472        1,310,931        1,297,018         1,121,539         1,079,608        1,007,554
  (1,338,235)      (1,232,860)      (1,136,069)      (1,029,856)         (940,708)         (901,446)        (831,005)
     230,556          145,612          174,862          267,162           180,831           178,162          176,549
     (34,250)         (39,400)         (39,295)         (30,664)          (37,646)          (44,810)         (49,106)
          --               --               --               --                --                --               --
     110,907          135,331          134,179           98,311            88,509            86,140           87,443
     307,213          241,543          269,746          334,809           231,694           219,492          214,886
    (121,000)         (95,227)        (106,190)        (132,304)          (90,804)          (84,489)         (80,527)
     186,213          146,316          163,556          202,505           140,890           135,003          134,359
        1.20              .90             1.00             1.23               .86               .82              .82
        1.20              .90             1.00             1.23               .86               .82              .82
        .265              .25              .25            .1925               .17               .16             .155
         4.0%             0.6%            (0.7%)            4.4%              2.7%              1.4%             1.4%
        3.83%            3.28%            3.98%            5.20%             3.92%             3.95%            4.23%
       12.77%           10.21%           11.94%           16.30%            12.85%            13.73%           15.41%
         384              377              382              395               383               381              388

          92               83               78               76                74                72               68
  12,614,000       11,754,000       10,713,000        9,998,000         9,282,000         9,224,000        8,590,000

Management and Independent Auditors' Report

Management Report

The accompanying consolidated financial statements, including the notes thereto, and the other financial information presented in this Annual Report have been prepared by management. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based upon our best estimates and judgments. Management is responsible for the consolidated financial statements, as well as the other financial information in this Annual Report.

The Company maintains an effective system of internal accounting control. We believe that this system provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded, in order to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and to adequately safeguard, verify and maintain accountability for assets. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the benefits derived.

The consolidated financial statements and related notes have been audited by Deloitte & Touche LLP, independent certified public accountants. The accompanying independent auditors' report expresses an independent professional opinion on the fairness of presentation of management's financial statements.

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

Michael G. Koppel

/s/ MICHAEL G. KOPPEL

Vice President and Corporate Controller
(Principal Accounting Officer)


Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries (the "Company") as of January 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ DELOITTE & TOUCHE LLP

Seattle, Washington
March 21, 2001

                                                     Officers of the Corporation

Jammie Baugh, 48
Executive Vice President,
Human Resources

Laurie M. Black, 42
Vice President,
Corporate Merchandise Manager,
Women's Activewear/Lingerie/Hosiery,
Full-line Store Group

Mark S. Brashear, 39
Executive Vice President,
Southwest General Manager,
Full-line Store Group

Robert E. Campbell, 45
Vice President,
Strategy and Planning,
Treasurer

N. Claire Chapman, 40
Corporate Secretary and
Director of Legal Affairs

Gail A. Cottle, 49
Executive Vice President
and President,
Nordstrom Product Group

Dale Cameron (Crichton), 52
Executive Vice President,
Corporate Merchandise Manager,
Cosmetics,
Full-line Store Group

Joseph V. Demarte, 49
Vice President,
Human Resources

Linda Toschi Finn, 53
Executive Vice President,
Marketing

Bonnie M. Junell, 44
Vice President,
Corporate Merchandise Manager,
Point of View/Narrative,
Full-line Store Group

Kevin T. Knight, 45
Executive Vice President and President,
Nordstrom Credit and Customer
Relationship Marketing

Michael G. Koppel, 44
Vice President, Corporate Controller and
Acting Chief Financial Officer

Llynn (Len) A. Kuntz, 40
Executive Vice President,
Northwest General Manager,
Full-line Store Group

David P. Lindsey, 51
Vice President, Store Planning

David L. Mackie, 52
Vice President, Real Estate

                                                     Officers of the Corporation


Robert J. Middlemas, 44
Executive Vice President,
Central States General Manager,
Full-line Store Group

Jack H. Minuk, 46
Vice President,
Corporate Merchandise Manager,
Women's Shoes,
Full-line Store Group

Blake W. Nordstrom, 40
President

Bruce A. Nordstrom, 67
Chairman of the Board of Directors

Erik B. Nordstrom, 37
Executive Vice President,
Full-line Stores,
Full-line Store Group

Peter E. Nordstrom, 39
Executive Vice President and President,
Full-line Store Group

James R. O'Neal, 42
Executive Vice President,
East Coast General Manager,
Full-line Store Group

Suzanne R. Patneaude, 54
Vice President,
Corporate Merchandise Manager,
Designer/Savvy,
Full-line Store Group

R. Michael Richardson, 44
Vice President,
Chief Information Officer

Karen Bowman Roesler, 45
Vice President,
Marketing
Nordstrom Credit Group

(Karen) K. C. Shaffer, 47
Executive Vice President,
General Merchandise Manager,
Nordstrom Rack Group

Joel T. Stinson, 51
Executive Vice President,
Chief Administrative Officer

Delena M. Sunday, 40
Executive Vice President,
Diversity Affairs

Susan A. Wilson Tabor, 55
Executive Vice President
and President,
Nordstrom Rack Group

Michael A. Tam, 44
Executive Vice President,
Director of Brands,
Nordstrom Product Group

Geevy S. K. Thomas, 36
Executive Vice President,
General Merchandise Manager,
Full-line Store Group
                                                                              42

Directors and Committees

Directors

D. Wayne Gittinger, 68
Partner, Lane Powell Spears Lubersky LLP
Seattle, Washington

Enrique Hernandez, Jr., 45
President and CEO,
Inter-Con Security Systems, Inc.
Pasadena, California

Ann McLaughlin Korologos, 59
Chairman, the Aspen Institute
Aspen, Colorado

John A. McMillan, 69
Retired Co-Chairman of the Board of Directors
Seattle, Washington

Bruce A. Nordstrom, 67
Chairman of the Board of Directors
Seattle, Washington

John N. Nordstrom, 64
Retired Co-Chairman of the Board of Directors
Seattle, Washington

Alfred E. Osborne, Jr., 56
Director of the Harold Price Center
for Entrepreneurial Studies and
Associate Professor of Business Economics,
The Anderson School at UCLA
Los Angeles, California

William D. Ruckelshaus, 68
A Principal in Madrona Investment
Group, L.L.C.
Seattle, Washington

Bruce G. Willison, 52
Dean, The Anderson School at UCLA
Los Angeles, California

Committees

Executive

John A. McMillan
Bruce A. Nordstrom
John N. Nordstrom

Audit

Enrique Hernandez, Jr.
Ann McLaughlin Korologos, Chair
Alfred E. Osborne, Jr.
William D. Ruckelshaus
Bruce G. Willison

Compensation and Stock Option

Enrique Hernandez, Jr.
Ann McLaughlin Korologos
Alfred E. Osborne, Jr.
William D. Ruckelshaus, Chair

Finance

D. Wayne Gittinger
Enrique Hernandez, Jr.
John A. McMillan
John N. Nordstrom
Alfred E. Osborne, Jr., Chair
Bruce G. Willison

Corporate Governance and Nominating

D. Wayne Gittinger, Chair
Enrique Hernandez, Jr.
Ann McLaughlin Korologos
Alfred E. Osborne, Jr.
William D. Ruckelshaus

Retail Store Facilities

                                                                Present
                                                            total store
Location               Store Name                          area/sq. ft.
-----------------------------------------------------------------------
Southwest Group

Arizona

Scottsdale             Fashion Square                           235,000

California

Arcadia                Santa Anita                              151,000
Brea                   Brea Mall                                195,000
Canoga Park            Topanga Plaza                            154,000
Cerritos               Los Cerritos Center                      122,000
Corte Madera           The Village at Corte Madera              116,000
Costa Mesa             South Coast Plaza                        235,000
Escondido              North County Fair                        156,000
Glendale               Glendale Galleria                        147,000
Los Angeles            Westside Pavilion                        150,000
Mission Viejo          The Shops at Mission Viejo               172,000
Montclair              Montclair Plaza                          134,000
Palo Alto              Stanford Shopping Center                 187,000
Pleasanton             Stoneridge Mall                          173,000
Redondo Beach          The Galleria at South Bay                161,000
Riverside              The Galleria at Tyler                    164,000
Roseville              Galleria at Roseville                    149,000
Sacramento             Arden Fair                               190,000
San Diego              Fashion Valley Center                    220,000
San Diego              Horton Plaza                             151,000
San Diego              University Towne Centre                  130,000
San Francisco          Stonestown Galleria                      174,000
San Francisco          San Francisco Shopping Centre            350,000
San Mateo              Hillsdale Shopping Center                149,000
Santa Ana              MainPlace/Santa Ana                      169,000
Santa Barbara          Paseo Nuevo                              186,000
Santa Clara            Valley Fair                              165,000
Walnut Creek           Broadway Plaza                           193,000

East Coast Group

Connecticut

Farmington             Westfarms                                189,000

Florida

Boca Raton             Town Center at Boca Raton                193,000

Georgia

Atlanta                Perimeter Mall                           243,000
Buford                 Mall of Georgia                          172,000

                                                                Present
                                                            total store
Location               Store Name                          area/sq. ft.
-----------------------------------------------------------------------
East Coast Group (continued)

Maryland

Annapolis              Annapolis Mall                           162,000
Bethesda               Montgomery Mall                          225,000
Columbia               The Mall in Columbia                     173,000
Towson                 Towson Town Center                       205,000

New Jersey

Edison                 Menlo Park                               266,000
Freehold               Freehold Raceway Mall                    174,000
Paramus                Garden State Plaza                       282,000
Short Hills            The Mall at Short Hills                  188,000

New York

Garden City            Roosevelt Field                          241,000
White Plains           The Westchester                          219,000

Pennsylvania
King of Prussia        The Plaza at King of Prussia             238,000

Rhode Island

Providence             Providence Place                         206,000

Virginia

Arlington              The Fashion Centre                       241,000
                       at Pentagon City
McLean                 Tysons Corner Center                     253,000
Norfolk                MacArthur Center                         166,000

Central States Group

Illinois

Chicago                Michigan Avenue                          271,000
Oak Brook              Oakbrook Center                          249,000
Schaumburg             Woodfield Shopping Center                215,000
Skokie                 Old Orchard Center                       209,000

Indiana

Indianapolis           Circle Centre                            216,000

Kansas

Overland Park          Oak Park Mall                            219,000

Michigan

Troy                   Somerset Collection                      258,000

Minnesota

Bloomington            Mall of America                          240,000

Ohio

Beachwood              Beachwood Place                          231,000

Texas

Dallas                 Dallas Galleria                          249,000
Frisco                 Stonebriar Centre                        149,000

Retail Store Facilities, cont.

                                                                Present
                                                            total store
Location               Store Name                          area/sq. ft.
-----------------------------------------------------------------------
Northwest Group

Alaska

Anchorage              Anchorage                                 97,000

Colorado

Broomfield             FlatIron Crossing                        172,000
Littleton              Park Meadows                             245,000

Oregon

Portland               Clackamas Town Center                    121,000
Portland               Downtown Portland                        174,000
Portland               Lloyd Center                             150,000
Salem                  Salem Center                              71,000
Tigard                 Washington Square                        189,000

Utah

Murray                 Fashion Place                            110,000
Salt Lake City         Crossroads Plaza                         140,000

Washington

Bellevue               Bellevue Square                          285,000
Lynnwood               Alderwood Mall                           127,000
Seattle                Downtown Seattle (1)                     383,000
Seattle                Northgate                                122,000
Spokane                Spokane                                  137,000
Tacoma                 Tacoma Mall                              134,000
Tukwila                Southcenter Mall                         170,000
Vancouver              Vancouver Mall                            71,000
Yakima                 Downtown Yakima                           44,000

Other

Honolulu, HI           Women's Ala Moana Shoes                   14,000
Honolulu, HI           Men's Ala Moana Shoes                      8,000
Faconnable             U.S. (3 boutiques)                        35,000
Faconnable             International (20 boutiques)              69,000

(1) Excludes approximately 311,000 square feet of corporate and administrative offices.

                                                                Present
                                                            total store
Location               Store Name                          area/sq. ft.
-----------------------------------------------------------------------

Nordstrom Rack Group

Chandler, AZ           Chandler Festival Rack                    37,000
Phoenix, AZ            Last Chance                               48,000
Scottsdale, AZ         Scottsdale Promenade Rack                 38,000
Brea, CA               Brea Union Plaza Rack                     45,000
Chino, CA              Chino Rack                                30,000
Colma, CA              Colma Rack                                31,000
Costa Mesa, CA         Metro Pointe Rack                         50,000
Glendale, CA           Glendale Fashion Center Rack              36,000
Sacramento, CA         Howe `Bout Arden Center Rack              54,000
San Diego, CA          Mission Valley Rack                       57,000
San Jose, CA           Westgate Mall Rack                        48,000
San Leandro, CA        San Leandro Rack                          44,000
Woodland Hills, CA     Topanga Rack                              64,000
Littleton, CO          Meadows Marketplace Rack                  34,000
Buford, GA             Mall of Georgia Rack                      44,000
Honolulu, HI           Victoria Ward Center Rack                 34,000
Northbrook, IL         Northbrook Rack                           40,000
Oak Brook, IL          The Shops at Oakbrook Place Rack          42,000
Schaumburg, IL         Woodfield Rack                            45,000
Gaithersburg, MD       Gaithersburg Rack                         49,000
Silver Spring, MD      City Place Rack                           37,000
Towson, MD             Towson Rack                               31,000
Troy, MI               Troy Marketplace Rack                     40,000
Bloomington, MN        Mall of America Rack                      41,000
Hampstead, NY          The Mall at the Source Rack               48,000
Beaverton, OR          Tanasbourne Town Center Rack              53,000
Portland, OR           Clackamas Promenade Rack                  28,000
Portland, OR           Downtown Portland Rack                    19,000
Philadelphia, PA       Franklin Mills Mall Rack                  43,000
Plano, TX              Preston Shepard Place Rack                39,000
Hurst, TX              North East Mall Rack                      40,000
Salt Lake City, UT     Sugarhouse Rack                           31,000
Woodbridge, VA         Potomac Mills Rack                        46,000
Auburn, WA             Auburn SuperMall Rack                     48,000
Bellevue, WA           Factoria Rack                             46,000
Lynnwood, WA           Golde Creek Plaza  Rack                   38,000
Seattle, WA            Downtown Seattle Rack                     42,000
Spokane, WA            NorthTown Mall Rack                       28,000

                                         SHAREHOLDER INFORMATION

                                         INDEPENDENT AUDITORS
                                         Deloitte & Touche LLP

                                         COUNSEL
                                         Lane Powell Spears Lubersky LLP

                                         TRANSFER AGENT AND REGISTRAR
                                         Mellon Investor Services LLC
                                         P.O. Box 3315
                                         South Hackensack, New Jersey 07606
                                         Telephone (800) 318-7045
                                         TDD for Hearing Impaired
                                         (800) 231-5469
                                         Foreign Shareholders
                                         (201) 329-8660
                                         TDD Foreign Shareholders
                                         (201) 329-8354

                                         GENERAL OFFICES
                                         1617 Sixth Avenue
                                         Seattle, Washington 98101-1742
                                         Telephone (206) 628-2111

                                         ANNUAL MEETING
                                         May 15, 2001 at 11:00 a.m.
                                         Pacific Daylight Time
                                         Nordstrom Downtown Seattle Store
                                         John W. Nordstrom Room, fifth floor
                                         1617 Sixth Avenue
                                         Seattle, Washington 98101-1742

                                         FORM 10-K
                                         The Company's Annual Report on
                                         Form 10-K for the year
                                         ended January 31, 2001 will be
                                         provided to shareholders
                                         upon written request to:

                                         Nordstrom, Inc. Investor Relations
                                         P.O. Box 2737
                                         Seattle, Washington, 98111

                                         or by calling (206) 233-6301

                                         SHAREHOLDER INFORMATION
                                         Please visit www.nordstrom.com
                                         to obtain shareholder information.
                                         In addition, the Company is always
                                         willing to discuss matters of concern
                                         to shareholders, including its vendor
                                         standards compliance mechanisms and
                                         progress in achieving compliance.