Form 10-K, Exhibit 13
period 2002-01-31
NORDSTROM INC
filed 2002-04-18
CIK 72333

                                                                    EXHIBIT 13.1

                                                              2001 ANNUAL REPORT


Financial Highlights

Dollars in thousands except per share amounts

FISCAL YEAR                            2001             2000          % Change
-----------                         ----------       ----------       --------
Net sales                           $5,634,130       $5,528,537           1.9
Earnings before income taxes           204,488          167,018          22.4
Net earnings                           124,688          101,918          22.3
Basic earnings per share                   .93              .78          19.2
Diluted earnings per share                 .93              .78          19.2
Cash dividends paid per share              .36              .35           2.9

Stock Prices

                                2001                          2000
                        --------------------          --------------------
FISCAL YEAR              HIGH           LOW           high            low
--------------          -----          -----          -----          -----
First Quarter           21.17          15.60          34.50          18.25
Second Quarter          22.75          17.00          30.00          16.56
Third Quarter           22.97          13.80          19.50          14.19
Fourth Quarter          25.50          14.25          21.00          14.88

Nordstrom, Inc. common stock is traded on the New York Stock Exchange NYSE Symbol JWN

                          [COMPARABLE STORE BAR GRAPH]

                    Comparable Store Sales % Change         Total Sales % Change
                    -------------------------------         --------------------
  91                               1.4%                              9.8%
  92                               1.4%                              7.6%
  93                               2.7%                              5.1%
  94                               4.4%                              8.5%
  95                              -0.7%                              5.6%
  96                               0.6%                              8.4%
  97                               4.0%                              9.1%
  98                              -2.7%                              3.8%
  99                              -1.1%                              2.0%
  00                               0.3%                              7.4%
  01                              -2.9%                              1.9%

                       [SALES PER SQUARE FOOT BAR GRAPH]

Sales per Square Foot

  91                                                                  $388
  92                                                                  $381
  93                                                                  $383
  94                                                                  $395
  95                                                                  $382
  96                                                                  $377
  97                                                                  $384
  98                                                                  $362
  99                                                                  $350
  00                                                                  $342
  01                                                                  $321

                                [SG&A BAR GRAPH]

SG&A as a % of Sales

  91                                                                  26.2%
  92                                                                  26.4%
  93                                                                  26.2%
  94                                                                  26.4%
  95                                                                  27.6%
  96                                                                  27.7%
  97                                                                  27.5%
  98                                                                  28.3%
  99                                                                  29.6%
  00                                                                  31.6%
  01                                                                  30.6%

                     [DILUTED EARNINGS PER SHARE BAR GRAPH]

Diluted Earnings per Share

  91                                                                  $0.82
  92                                                                  $0.82
  93                                                                  $0.86
  94                                                                  $1.23
  95                                                                  $1.00
  96                                                                  $0.90
  97                                                                  $1.20
  98                                                                  $1.41
  99                                                                  $1.46
  00                                                                  $0.78
  01                                                                  $0.93


NORDSTROM INC. AND SUBSIDIARIES

Index

 9        Management's Discussion and Analysis
16        Consolidated Statements of Earnings
17        Consolidated Balance Sheets
18        Consolidated Statements of Shareholders' Equity
19        Consolidated Statements of Cash Flows
20        Notes to Consolidated Financial Statements
37        Independent Auditors' and Management Report
38        Eleven-Year Statistical Summary
40        Officers of the Corporation and Executive Team
41        Board of Directors and Committees
42        Retail Store Facilities
44        Shareholder Information

View this entire report online. Please visit www.nordstrom.com to see this report and obtain the latest available information.

Management's Discussion and Analysis

OVERVIEW

Earnings for 2001 (the fiscal year ended January 31, 2002) for Nordstrom, Inc. and its subsidiaries (collectively, the "Company") increased by 22% as compared to 2000. This increase was primarily attributable to nonrecurring charges experienced in the prior year. Excluding nonrecurring charges, earnings for 2001 declined by 8.4% due in large part to the slowing economy. The Company experienced a modest increase in net sales due to the opening of new stores but comparable store sales (sales from stores open at least one full fiscal year) declined. Gross profit as a percent of sales also declined primarily due to higher markdowns taken to increase sales and liquidate excess inventories. Selling, general and administrative expenses as a percent of sales declined as a result of focused efforts in 2001 to reduce costs.

In 2002 (the fiscal year ending January 31, 2003), the Company plans to focus on sales growth, managing merchandise inventory levels, controlling expenses, and making disciplined capital investment decisions. The Company will also strive to build on its core values of customer service and delivering the right mix of quality merchandise at the right price.

RESULTS OF OPERATIONS

Percentage of 2001 Sales by Merchandise Category

                                  [PIE CHART]

CHILDREN'S APPAREL AND ACCESSORIES                                            4%
OTHER                                                                         3%
MEN'S APPAREL AND FURNISHINGS                                                18%
WOMEN'S APPAREL                                                              35%
SHOES                                                                        19%
WOMEN'S ACCESSORIES                                                          21%

                                  [BAR GRAPH]
NET SALES (IN MILLIONS)

1997                                                                     $4,865
1998                                                                     $5,049
1999                                                                     $5,149
2000                                                                     $5,529
2001                                                                     $5,634

Year over year net sales percentage increases and comparable store sales percentages are as follows:

FISCAL YEAR                                       2001         2000        1999
-----------                                       ----         ----        ----
Net sales increase                                1.9%         7.4%        2.0%
Comparable store sales                           (2.9%)        0.3%       (1.1%)

The net sales increase of 1.9% in 2001 was due to new store openings. During 2001, the Company opened four Nordstrom full-line stores, eight Nordstrom Rack stores and three Faconnable boutiques. The increases in net sales were offset by negative comparable store sales and a decline in sales at Nordstrom.com. Comparable store sales in the first half of the year were lower by 1.3% and in the second half of the year were lower by 4.4%. The decline in the second half of 2001 was largely due to the overall slowdown in the economy. The most significant sales declines were in men's apparel and shoes while women's apparel was essentially flat.

Net sales increased 7.4% in 2000 due to new store openings. During 2000, the Company opened six Nordstrom full-line stores and ten Nordstrom Rack stores. Comparable store sales were essentially flat in 2000, with increases in shoes, cosmetics and accessories offset by decreases in women's apparel. The decrease in women's apparel was primarily attributable to a change in product mix.

Management's Discussion and Analysis

In 2002, the Company plans to open eight full-line stores, four Nordstrom Rack stores and two Faconnable boutiques, increasing retail square footage 8%. Given the continued weakness in the economy, comparable store sales are planned to be flat. Based on the sales trend seen in the prior year, comparable store sales are planned to be negative in the first half of the year and positive in the second half of the year.

GROSS PROFIT

Gross profit as a percentage of net sales is as follows:

FISCAL YEAR                                          2001       2000       1999
-----------                                          ----       ----       ----
Gross profit as a percent of net sales               33.2%      34.0%      34.8%

Gross profit as a percentage of net sales declined in 2001 due to higher markdowns and new store occupancy expenses. The higher markdowns were taken to drive sales and to liquidate excess inventory caused by the decrease in comparable store sales.

In 2000, the decline in gross profit as a percentage of sales was due to increased markdowns taken to liquidate excess inventory and increased occupancy expenses as a result of additional stores.

In 2002, gross profit as a percentage of sales is expected to improve moderately through careful management of inventory levels in relation to sales trends. However, any improvement may be limited if sales trends are weaker than expected. The Company expects to complete the rollout of its perpetual inventory system in 2002. The benefits of having better inventory tracking tools through perpetual inventory should, over time, also improve gross profit performance.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses as a percent of net sales are as follows:

FISCAL YEAR                                             2001       2000       1999
-----------                                             ----       ----       ----
Selling, general and administrative                    30.6%      31.6%      29.6%
Nonrecurring charges                                     --        0.4%       0.2%
Selling, general and administrative before
  nonrecurring charges                                 30.6%      31.2%      29.4%

Excluding nonrecurring charges, selling, general and administrative expenses as a percentage of net sales decreased in 2001 primarily due to a focused effort to control expenses in the areas of sales promotion, direct selling and information technology. These decreases were partially offset by an increase in bad debt on the Company's credit cards.

In 2000, before nonrecurring charges, the increase in selling, general and administrative expenses as a percent of sales was due to increased costs in the areas of direct selling, credit and sales promotion, related in part to store openings, and increased costs for information services resulting from the Company's investment in new technology.

Fiscal 2000 included nonrecurring charges of $23 million, of which approximately $10 million (pre-tax) related to the write-off of abandoned and impaired information technology projects, and approximately $13 million (pre-tax) related to employee severance and other costs associated with a change in management.

In 2002, selling, general and administrative expenses as a percent of net sales are expected to improve slightly as the Company continues its focus on expense management while incurring higher costs related to new stores, higher depreciation related to new information systems and continued high levels of bad debt.

INTEREST EXPENSE, NET

Interest expense, net increased 19.7% in 2001 due to higher average borrowings, partially offset by a decrease in interest rates.

In 2000, interest expense, net increased 24.4% primarily due to higher average borrowings.

Management's Discussion and Analysis

                                  [BAR GRAPH]
SERVICE CHARGE INCOME AND OTHER, NET (IN MILLIONS)

1997                                                                        $111
1998                                                                        $110
1999                                                                        $117
2000                                                                        $131
2001                                                                        $134

Service charge income and other, net primarily represents income from the Company's credit card operations. Service charge income declined slightly in 2001 due to lower interest rates, flat credit sales and a steady number of credit accounts. This decline was offset by lower miscellaneous charges compared to the prior year.

In 2000, service charge income increased due to higher credit sales and increases in the number of credit accounts. Credit sales and the number of credit accounts increased as a result of a targeted marketing effort toward inactive accounts and the introduction of a rewards program.

In 2002, service charge income is planned to be higher due to a small increase in credit sales and credit accounts, and adjustments to interest rates charged.

WRITE-OFF OF INVESTMENT

The Company held common shares in Streamline, Inc., an Internet grocery and consumer goods delivery company, at a cost of approximately $33 million. Streamline ceased its operations effective November 2000. During 2000, the Company wrote off its entire investment in Streamline.

EARNINGS PER SHARE (DILUTED)
                                  [BAR GRAPH]

1997                                                                       $1.20
1998                                                                       $1.41
1999                                                                       $1.46
2000                                                                       $0.78
2001                                                                       $0.93


Diluted earnings per share are as follows:

FISCAL YEAR                                            2001      2000      1999
-----------                                            ----      ----      ----
Diluted earnings per share                             $.93     $ .78     $1.46
Nonrecurring charges                                     --       .26       .04
Diluted earnings per share before
  nonrecurring charges                                 $.93     $1.04     $1.50

Excluding nonrecurring charges, earnings per share for 2001 were 10.6% worse than 2000 primarily driven by a decline in comparable store sales and a decline in gross profit percent offset by decreases in selling, general and administrative expenses as a percent of sales.

Excluding nonrecurring charges, earnings per share for 2000 were 30.7% lower than 1999 primarily due to the decline in gross profit percent and higher selling, general and administrative expenses, partially offset by higher service charge income.

FOURTH QUARTER RESULTS

Fourth quarter 2001 earnings per share were $.38 compared with $.20 in 2000. The prior year included a $.01 nonrecurring charge related to the write-off of the remaining Streamline investment. Total sales for the quarter declined by 1.5% versus the same quarter in the prior year and comparable store sales declined by 3.4%. The decline in sales was primarily due to the overall slowdown in the economy. Gross profit increased compared to the same quarter in the prior year due to lower markdowns. Selling, general and administrative expenses improved in the quarter compared to the

Management's Discussion and Analysis

prior year due to lower costs in selling and sales promotion, partially offset by higher bad debt. The lower selling, general and administrative costs were the result of a focused effort to control costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company finances its working capital needs, capital expenditures, acquisitions, and share repurchase activity with a combination of cash flows from operations and borrowings.

Management believes that the Company's operating cash flows, existing cash and available credit facilities are sufficient to finance the Company's operations and planned growth for the foreseeable future.

CASH FLOWS FROM OPERATIONS

Net cash provided by operating activities increased approximately $238 million in 2001 compared to 2000 primarily due to decreases in merchandise inventories and accounts receivable.

Net cash provided by operating activities decreased approximately $193 million in 2000 compared to 1999 largely due to lower net earnings and increases in credit card accounts receivable and merchandise inventories.

In 2002, cash flows provided by operating activities are expected to decrease due to increases in accounts receivable related to increases in credit sales and inventory increases related to the opening of new stores.

CAPITAL EXPENDITURES

The Company's capital expenditures aggregated approximately $683 million over the last three years, net of developer reimbursements, principally to add stores, improve existing facilities and purchase or develop new information systems. Over 3.5 million square feet of retail store space was added during this period, representing an increase of 25% since January 31, 1999.

The Company plans to spend approximately $875 million, net of developer reimbursements, on capital projects during the next three years, including new stores, the remodeling of existing stores, new systems and technology, and other items.

At January 31, 2002, approximately $456 million has been contractually committed for the construction of new stores or remodel of existing stores. Although the Company has made commitments for stores opening in 2002 and beyond, it is possible that some stores may not be opened as scheduled because of delays inherent in the development process, or because of the termination of store site negotiations.

TOTAL SQUARE FOOTAGE (THOUSANDS)

 1997                                                                     12,614
 1998                                                                     13,593
 1999                                                                     14,487
 2000                                                                     16,056
 2001                                                                     17,048

SHARE REPURCHASE

In May 1995, the Board of Directors authorized $1.1 billion of share repurchases. As of January 31, 2002, the Company has purchased 39 million shares of its common stock for $1 billion, with remaining share repurchase authority of $82 million. The share repurchase represents 24% of the shares outstanding as of May 1995 after adjusting for the 1998 stock split, at an average price per share of $25.93. Share repurchases have been partially financed through additional borrowings, resulting in an increase in the Company's debt to capital ratio.

DIVIDEND POLICY

In 2001, the Company paid $.36 per share of common stock in cash dividends, the fifth consecutive annual dividend increase. The Company paid $.35 and $.32 per share of common stock in fiscal 2000 and 1999.

Management's Discussion and Analysis

ACQUISITION

In 2000, the Company acquired Faconnable, S.A. ("Faconnable"), of Nice, France, a designer, wholesaler and retailer of high quality men's and women's apparel and accessories. The Company paid $88 million in cash and issued 5,074,000 shares of common stock of the Company for a total consideration of $169 million. The purchase also provides for a contingent payment to one of the previous owners that may be paid after five years from the acquisition date. If the previous owner continues to have active involvement in the business and performance targets are met, the contingent payment would approximate $10 million. Since the contingent payment is performance based, the actual amount paid will likely vary from this amount and will be expensed when it becomes probable that the targets will be met.

DEBT, AVAILABLE CREDIT AND DEBT RATINGS

In October 2000, the Company issued $300 million of 8.95% Senior Notes due in 2005. These proceeds were used to reduce short-term indebtedness, to fund the acquisition of Faconnable, and for general corporate purposes.

The Company entered into a variable interest rate swap agreement in the third quarter of 2001. The swap has a $300 million notional amount and a four-year term. Under the agreement, the Company receives a fixed rate of 8.95% and pays a variable rate based on LIBOR plus a margin of 4.44% set at six-month intervals (6.85% at January 31, 2002). Any differences between the amounts paid and received on interest rate swap agreements are recognized as adjustments to interest expense over the life of the swap.

In November 2001, the Company issued $300 million of Class A notes backed by Nordstrom Private Label Receivables ("PL Term"). The PL Term bears a fixed interest rate of 4.82% and has a maturity of five years. Both the debt and related assets of the PL Term are included in the Company's consolidated balance sheet. The Company will use the proceeds for general corporate purposes and capital expansion.

The Company has an outstanding $200 million variable funding note backed by Nordstrom VISA credit card receivables ("Visa VFN"). In accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" this debt and the related assets are not reflected in the Company's consolidated balance sheets. The Visa VFN is scheduled to expire in April 2002. The Company is in the process of renewing this credit facility.

The Company owns a 49% interest in a limited partnership which constructed a new corporate office building in which the Company is the primary occupant. Land, building and equipment includes capitalized costs related to this building of $93 million and $57 million as of January 31, 2002 and 2001. The Company is a guarantor of a $93 million credit facility of the limited partnership of which $89 million and $53 million is outstanding as of January 31, 2002 and 2001 and is included in other long-term debt.

The limited partnership is currently refinancing the $93 million credit facility and has signed a commitment agreement for an $85 million mortgage secured by the property. The obligation will have a fixed interest rate of 7.68% and a term of 18 years. The Company expects the agreement to close in April 2002 subject to various requirements. The difference between the amount outstanding under the original credit facility and the new mortgage will be funded by the Company.

In November 2001, the Company entered into a $300 million unsecured revolving credit facility that expires in November 2004. This credit facility replaced an existing $500 million line of credit, that was scheduled to expire in July 2002. As of January 31, 2002, no borrowings have been made against this revolving credit facility.

In November 2001, the Company issued a variable funding note backed by Nordstrom Private Label Receivables ("PL VFN") with a $200 million capacity. As of January 31, 2002, no borrowings have been made against this note.

The Company has the following credit ratings as of the date of this report.

                                                                    STANDARD
CREDIT RATINGS                                        MOODY'S*     AND POOR'S*
--------------                                        --------    -------------
Senior unsecured debt                                    Baa1          A-
Commercial paper                                         P-2           A-2

----------

* negative outlook

These ratings are subject to change depending on the Company's performance. A significant ratings drop could result in the termination of the $200 million PL VFN and the $200 million Visa VFN, and a change in interest rates on the $300 million 8.95% Senior Notes and the $300 million revolving credit facility.

The remainder of the Company's outstanding debt is not subject to termination or interest rate adjustments based on changes in credit ratings.

The following table summarizes the Company's contractual obligations and the expected effect on liquidity and cash flows excluding the $93 million construction loan and any potential liability related to the Nordstrom.com Put Agreement.

                                               LESS
                                               THAN           1 - 3          4 - 5          OVER
FISCAL YEAR                     TOTAL         1 YEAR          YEARS          YEARS         5 YEARS
-----------                    --------       --------       --------       --------       --------
Long-term Debt                 $1,330.6       $   77.7       $    3.0       $  700.6       $  549.3
Capital Leases                     17.2            1.3            2.2            2.2           11.5
Operating Leases                  674.1           66.9          125.2          108.5          373.5
Construction Commitments          456.1          195.9          151.2             --          109.0
                               --------       --------       --------       --------       --------
Total                          $2,478.0       $  341.8       $  281.6       $  811.3       $1,043.3
                               ========       ========       ========       ========       ========

Construction commitments include $109 million shown in the Over 5 Years category for new stores construction. These contracts do not have specific due dates and may become due sooner than five years.

CRITICAL ACCOUNTING POLICIES

The preparation of the Company's financial statements require that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates including those related to doubtful accounts, inventory valuation, intangible assets, income taxes, self-insurance liabilities, pensions, contingent liabilities and litigation. The Company bases its estimates on historical experience and on other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

PUT AGREEMENT

The holders of the minority interest of Nordstrom.com LLC, through their ownership interests in its managing member, Nordstrom.com, Inc., have the right to sell their shares of Nordstrom.com, Inc. to the Company for effectively $80 million in the event that certain events do not occur. This right would terminate if the Company provides at least $100 million in additional funding to Nordstrom.com, Inc. prior to July 1, 2002 or if Nordstrom.com, Inc. completes an initial public offering of its common stock prior to September 1, 2002. It is possible that the Company will choose not to provide the $100 million in additional funding and that Nordstrom.com, Inc. will not complete an initial public offering on or before September 1, 2002. If and when the Company determines that neither of those events is likely to occur and that the purchase of the minority interest shares is probable, the Company will begin to accrete, over the period remaining prior to the purchase, the difference between that $80 million and the fair value of the shares. Based on current values for similar businesses, management of the Company believes that the amount of that difference could range from $55 million to $65 million.

VALUATION OF INTANGIBLE ASSETS

The Company is in the process of performing a valuation to determine if there has been an impairment of the $138 million intangible asset resulting from the purchase of Faconnable. This is the Company's only intangible asset. The valuation is dependent on many factors including future performance and market conditions. Should this asset be impaired, a charge will be recorded in the first quarter of 2002.

REALIZATION OF DEFERRED TAX ASSETS

As of January 31, 2002, the Company has $34 million of capital loss carryforwards. The utilization of this deferred tax asset is contingent upon the ability to generate capital gains within the next four years. No valuation allowance has been provided because management believes it is probable that the full benefit of the carryforwards will be realized.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. It requires the fair value of all derivatives to be recognized as assets or liabilities, and specifies accounting for changes in their fair value. Adoption of this standard did not have a material impact on the Company's financial statements.

In March 2001, the Company adopted SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of SFAS No. 125 with the same title. It revises the standards for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but otherwise retains most of SFAS No. 125's provisions. Adoption of this standard did not have a material impact on the Company's financial statements.

The Emerging Issues Task Force reached a consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," which provides guidance on how a transferor that retains an interest in securitized financial assets, or an enterprise that purchases a beneficial interest in securitized financial assets, should account for related interest income and impairment. Adoption of this accounting issue for the quarter ended July 31, 2001, did not have a material impact on the Company's financial statements.

In February 2002, the Company adopted SFAS No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of goodwill separate from other intangible assets. Adoption of the accounting provisions of SFAS No. 141 did not have a material impact on the Company's financial statements. Under SFAS No. 142, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. The Company is currently evaluating the impact of SFAS No. 142 on its earnings and financial position.

In February 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but establishes new criteria for asset classification and broadens the scope of qualifying discontinued operations. The adoption of this statement did not have a material impact on the Company's financial statements.

FORWARD-LOOKING INFORMATION CAUTIONARY STATEMENT

Certain statements made in this annual report include forward-looking statements regarding the Company's performance, liquidity and adequacy of capital resources. These statements are based on the Company's current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements are qualified by the risks and challenges posed by increased competition, shifting consumer demand, changing consumer credit markets, changing capital markets and general economic conditions, hiring and retaining effective team members, sourcing merchandise from domestic and international vendors, investing in new business strategies, achieving growth objectives, and other risks and uncertainties, including the uncertain economic and political environment arising from the terrorist acts of September 11th and subsequent terrorist activities. As a result, while the Company believes there is a reasonable basis for the forward-looking statements, one should not place undue reliance on those statements.

Consolidated Statements of Earnings

Dollars in thousands except per share amounts

                                                          % OF                        % of                        % of
YEAR ENDED JANUARY 31,                       2002         SALES          2001         sales         2000          sales
----------------------                   -----------      -----      -----------      -----      -----------      -----
Net sales                                $ 5,634,130      100.0      $ 5,528,537      100.0      $ 5,149,266      100.0
Cost of sales and related
   buying and occupancy                   (3,765,859)     (66.8)      (3,649,516)     (66.0)      (3,359,760)     (65.2)
                                         -----------      -----      -----------      -----      -----------      -----
Gross profit                               1,868,271       33.2        1,879,021       34.0        1,789,506       34.8
Selling, general and administrative       (1,722,635)     (30.6)      (1,747,048)     (31.6)      (1,523,836)     (29.6)
                                         -----------      -----      -----------      -----      -----------      -----
Operating income                             145,636        2.6          131,973        2.4          265,670        5.2
Interest expense, net                        (75,038)      (1.4)         (62,698)      (1.1)         (50,396)      (1.0)
Write-down of investment                          --         --          (32,857)      (0.6)              --         --
Service charge income and other, net         133,890        2.4          130,600        2.3          116,783        2.2
                                         -----------      -----      -----------      -----      -----------      -----
Earnings before income taxes                 204,488        3.6          167,018        3.0          332,057        6.4
Income taxes                                 (79,800)      (1.4)         (65,100)      (1.2)        (129,500)      (2.5)
                                         -----------      -----      -----------      -----      -----------      -----
NET EARNINGS                             $   124,688        2.2      $   101,918        1.8      $   202,557        3.9
                                         ===========      =====      ===========      =====      ===========      =====
Basic earnings per share                 $      0.93                 $      0.78                 $      1.47
                                         ===========                 ===========                 ===========
Diluted earnings per share               $      0.93                 $      0.78                 $      1.46
                                         ===========                 ===========                 ===========
Cash dividends paid per share            $      0.36                 $      0.35                 $      0.32
                                         ===========                 ===========                 ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

Dollars in thousands

JANUARY 31,                                               2002             2001
-----------                                           -----------       -----------
ASSETS
Current assets:
    Cash and cash equivalents                         $   331,327       $    25,259
    Accounts receivable, net                              698,475           721,953
    Merchandise inventories                               888,172           945,687
    Prepaid expenses                                       34,375            28,760
    Other current assets                                  102,249            91,323
                                                      -----------       -----------
Total current assets                                    2,054,598         1,812,982
Land, buildings and equipment, net                      1,761,082         1,599,938
Intangible assets, net                                    138,331           143,473
Other assets                                               94,768            52,110
                                                      -----------       -----------
TOTAL ASSETS                                          $ 4,048,779       $ 3,608,503
                                                      -----------       -----------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Notes payable                                     $       148       $    83,060
    Accounts payable                                      490,988           466,476
    Accrued salaries, wages and related benefits          236,373           234,833
    Income taxes and other accruals                       142,002           153,613
    Current portion of long-term debt                      78,227            12,586
                                                      -----------       -----------
Total current liabilities                                 947,738           950,568
Long-term debt                                          1,351,044         1,099,710
Deferred lease credits                                    342,046           275,252
Other liabilities                                          93,463            53,405
Shareholders' equity:
    Common stock, no par:
      250,000,000 shares authorized;
      134,468,608 and 133,797,757
      shares issued and outstanding                       341,316           330,394
    Unearned stock compensation                            (2,680)           (3,740)
    Retained earnings                                     975,203           900,090
    Accumulated other comprehensive earnings                  649             2,824
                                                      -----------       -----------
Total shareholders' equity                              1,314,488         1,229,568
                                                      -----------       -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 4,048,779       $ 3,608,503
                                                      -----------       -----------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Dollars in thousands except per share amounts

                                                Common Stock                                           Accum. Other
                                         -------------------------    Unearned Stock     Retained     Comprehensive
                                           Shares         Amount       Compensation      Earnings        Earnings         Total
                                         -----------    ----------    --------------   ------------   -------------    ------------
BALANCE AT FEBRUARY 1, 1999              142,114,167    $  230,761       $  (4,703)    $  1,074,487             --     $  1,300,545
    Net earnings                                  --            --              --          202,557             --          202,557
     Unrealized gain on investment,
      net of tax                                  --            --              --               --     $   17,032           17,032
                                                                                                                       ------------
    Comprehensive net earnings:                   --            --              --               --             --          219,589
    Cash dividends paid ($.32 per
     share)                                       --            --              --          (44,463)            --          (44,463)
    Issuance of common stock                 341,947         9,577              --               --             --            9,577
    Stock compensation                        40,274         7,221          (3,890)              --             --            3,331
    Purchase and retirement of
     common stock                        (10,216,400)           --              --         (302,965)            --         (302,965)
                                         -----------    ----------       ---------     ------------     ----------     ------------
BALANCE AT JANUARY 31, 2000              132,279,988       247,559          (8,593)         929,616         17,032        1,185,614
    Net earnings                                  --            --              --          101,918             --          101,918
    Other comprehensive earnings:
     Unrealized loss on investment
      during period, net of tax                   --            --              --               --        (23,461)         (23,461)
     Reclassification of realized
      loss, net of tax                            --            --              --               --          6,429            6,429
     Foreign currency translation
      adjustment                                  --            --              --               --          2,824            2,824
                                                                                                                       ------------
    Comprehensive net earnings:                   --            --              --               --             --           87,710
    Cash dividends paid ($.35 per
     share)                                       --            --              --          (45,935)            --          (45,935)
    Issuance of common stock for:
     Stock option plans                      181,910         4,039              --               --             --            4,039
     Employee stock purchase plan            165,842         2,211              --               --             --            2,211
     Business acquisition                  5,074,000        77,696              --               --             --           77,696
    Stock compensation, net                  (14,075)       (1,111)          4,853               --             --            3,742
    Purchase and retirement of
     common stock                         (3,889,908)           --              --          (85,509)            --          (85,509)
                                         -----------    ----------       ---------     ------------     ----------     ------------
BALANCE AT JANUARY 31, 2001              133,797,757       330,394          (3,740)         900,090          2,824        1,229,568
    Net earnings                                  --            --              --          124,688             --          124,688
    Other comprehensive earnings:
     Foreign currency translation
      adjustment                                  --            --              --               --         (2,175)          (2,175)
                                                                                                                       ------------
    Comprehensive net earnings:                   --            --              --               --             --          122,513
    Cash dividends paid ($.36 per
     share)                                       --            --              --          (48,265)            --          (48,265)
    Issuance of common stock for:
     Stock option plans                      186,165         3,788              --               --             --            3,788
     Employee stock purchase plan            541,677         6,754              --               --             --            6,754
    Stock compensation                        19,009           380           1,060               --             --            1,440
    Purchase and retirement of
     common stock                            (76,000)           --              --           (1,310)            --           (1,310)
                                         -----------    ----------       ---------     ------------     ----------     ------------
BALANCE AT JANUARY 31, 2002              134,468,608    $  341,316       $  (2,680)    $    975,203     $      649     $  1,314,488
                                         -----------    ----------       ---------     ------------     ----------     ------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Dollars in thousands

YEAR ENDED JANUARY 31,                                                 2002            2001            2000
----------------------                                               ---------       ---------       ---------
OPERATING ACTIVITIES
Net earnings                                                         $ 124,688       $ 101,918       $ 202,557
Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization of buildings and equipment           213,089         203,048         193,718
    Amortization of intangible assets                                    4,630           1,251              --
    Amortization of deferred lease credits and other, net               (8,538)        (12,349)         (6,387)
    Stock-based compensation expense                                     3,414           6,480           3,331
    Deferred income taxes, net                                          15,662          (3,716)        (22,859)
    Write-down of investment                                                --          32,857              --
Change in operating assets and liabilities, net of effects from acquisition of business:
    Accounts receivable, net                                            22,556        (102,945)        (29,854)
    Merchandise inventories                                            215,731           6,741          79,894
    Prepaid expenses                                                    (1,684)           (173)         (6,976)
    Other assets                                                       (16,770)         (3,821)         (8,880)
    Accounts payable                                                  (159,636)        (67,924)        (76,417)
    Accrued salaries, wages and related benefits                          (203)         17,850          14,942
    Income tax liabilities and other accruals                          (11,310)          3,879             965
    Other liabilities                                                   12,088          (7,184)         25,212
                                                                     ---------       ---------       ---------
Net cash provided by operating activities                              413,717         175,912         369,246
                                                                     ---------       ---------       ---------
INVESTING ACTIVITIES
Capital expenditures                                                  (390,138)       (321,454)       (305,052)
Additions to deferred lease credits                                    126,383          92,361         114,910
Payment for acquisition, net of cash acquired                               --         (83,828)             --
Other, net                                                              (3,309)         (1,781)           (452)
                                                                     ---------       ---------       ---------
Net cash used in investing activities                                 (267,064)       (314,702)       (190,594)
                                                                     ---------       ---------       ---------
FINANCING ACTIVITIES
Proceeds (payments) from notes payable                                 (82,912)         12,126          (7,849)
Proceeds from issuance of long-term debt                               300,000         308,266              --
Principal payments on long-term debt                                   (18,640)        (58,191)        (63,341)
Capital contribution to subsidiary from minority shareholders               --              --          16,000
Proceeds from issuance of common stock                                  10,542           6,250           9,577
Cash dividends paid                                                    (48,265)        (45,935)        (44,463)
Purchase and retirement of common stock                                 (1,310)        (85,509)       (302,965)
                                                                     ---------       ---------       ---------
Net cash provided by (used in) financing activities                    159,415         137,007        (393,041)
                                                                     ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents                   306,068          (1,783)       (214,389)
Cash and cash equivalents at beginning of year                          25,259          27,042         241,431
                                                                     ---------       ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $ 331,327       $  25,259       $  27,042
                                                                     ---------       ---------       ---------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Notes to Consolidated Financial Statements

Dollars in thousands except per share amounts

NOTE 1: Summary of Significant Accounting Policies

The Company: Nordstrom, Inc. is a fashion specialty retailer offering a wide selection of high-quality apparel, shoes and accessories for women, men and children, in the United States through 80 Nordstrom full-line stores, 46 Nordstrom Rack and clearance stores, 4 Faconnable boutiques and 2 free-standing shoe stores. The Company also operates 24 Faconnable boutiques located primarily in Europe. Additionally, the Company generates catalog and Internet sales through Nordstrom.com LLC and service charge income through Nordstrom Credit, Inc.

Basis of Presentation: The consolidated financial statements include the balances of Nordstrom, Inc. and its subsidiaries for the entire fiscal year. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates: Management makes estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications: Certain reclassifications of prior year balances have been made for consistent presentation with the current year.

Revenue Recognition: Revenues are recorded net of estimated returns and exclude sales tax. Revenue is recorded at the point of sale for retail stores. Catalog and e-commerce sales include shipping revenue and are recorded upon shipment to the customer.

Buying and Occupancy Costs: Buying costs consist primarily of salaries and expenses incurred by the Company's merchandise managers, buyers and private label product development group. Occupancy costs include rent, depreciation, property taxes and operating costs related to the Company's retail and distribution facilities.

Shipping and Handling Costs: The Company's costs for shipping and handling to customers include payments to third-party shippers and costs incurred to store, move and prepare merchandise for shipment. Shipping and handling costs of $30,868, $38,062 and $29,085 in 2001, 2000 and 1999 were included in selling, general and administrative expenses.

Advertising: Costs for newspaper, television, radio and other media are generally expensed as incurred. Direct response advertising costs, consisting primarily of catalog book production and printing costs, are deferred and recognized over the expected life of the catalog, not to exceed six months. Total advertising expenses were $145,341, $190,991 and $160,957 in 2001, 2000 and 1999.

Store Preopening Costs: Store opening and preopening costs are charged to expense when incurred.

Cash Equivalents: Cash equivalents represent short-term investments with a maturity of three months or less from the time of purchase.

Cash Management: The Company's cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 2002 includes $31,817 of checks not yet presented for payment drawn in excess of cash balances.

Customer Accounts Receivable: In accordance with industry practices, installments maturing in more than one year and deferred payment accounts receivable are included in current assets.

Merchandise Inventories: Merchandise inventories are stated at the lower of cost (first-in, first-out basis) or market, using the retail method.

Land, Buildings and Equipment: Depreciation is computed using a combination of accelerated and straight-line methods. Estimated useful lives by major asset category are as follows:

ASSET                                                         LIFE (IN YEARS)
-----                                                         ---------------
Buildings                                                                         5 - 40
Store fixtures and equipment                                                      3 - 15
Leasehold improvements                            Shorter of life of lease or asset life
Software                                                                           3 - 7

Asset Impairment: The Company reviews its intangibles and other long-lived assets for impairment when events or changes in circumstances indicate the carrying value of these assets may not be recoverable.

Notes to Consolidated Financial Statements

Deferred Lease Credits: The Company receives developer reimbursements as incentives to construct stores in certain developments. The Company capitalizes certain property, plant and equipment for these stores during the construction period. At the end of the construction period, developer reimbursements in excess of construction costs are recorded as deferred lease credits and amortized as a reduction to rent expense, on a straight-line basis over the life of the applicable lease or operating covenant. Construction costs in excess of developer reimbursements are recorded as prepaid rent and amortized as rent expense on a straight-line basis over the life of the applicable lease or operating covenant.

Fair Value of Financial Instruments: The carrying amount of cash equivalents and notes payable approximates fair value. The fair value of long-term debt (including current maturities), using quoted market prices of the same or similar issues with the same remaining term to maturity, is approximately $1,378,000 and $1,041,000 at January 31, 2002 and 2001.

Derivatives Policy: The Company limits its use of derivative financial instruments to the management of foreign currency and interest rate risks. The effect of these activities is not material to the Company's financial condition or results of operations. The Company has no material off-balance sheet credit risk, and the fair value of derivative financial instruments at January 31, 2002 and 2001 is not material.

Recent Accounting Pronouncements: In February 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and No. 138. It requires the fair value of all derivatives to be recognized as either assets or liabilities and specifies accounting for changes in their fair value. Adoption of this standard did not have a material impact on the Company's financial statements.

In March 2001, the Company adopted SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," a replacement of SFAS No. 125 with the same title. It revises the standards for securitizations and other transfers of financial assets and collateral and requires certain additional disclosures, but otherwise retains most of SFAS No. 125's provisions. Adoption of this standard did not have a material impact on the Company's financial statements.

The Emerging Issues Task Force ("EITF") has reached a consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," which provides guidance on how a transferor that retains an interest in securitized financial assets, or an enterprise that purchases a beneficial interest in securitized financial assets, should account for related interest income and impairment. Adoption of this accounting issue in the quarter ended July 31, 2001, did not have a material impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of goodwill separate from other intangible assets. Adoption of the accounting provisions of SFAS No. 141 in February 2002 did not have a material impact on the Company's financial statements.

At February 1, 2002, the Company implemented SFAS No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. Prior to the adoption of SFAS No. 142, the Company's intangible assets were amortized over their estimated useful lives on a straight-line basis ranging from 10 to 35 years. Accumulated amortization of intangible assets was $5,881 and $1,251 at January 31, 2002 and 2001. The Company is currently evaluating the impact of SFAS No. 142 on its earnings and financial position.

In February 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but establishes new criteria for asset classification and broadens the scope of qualifying discontinued operations. The adoption of this statement did not have a material impact on the Company's financial statements.

Notes to Consolidated Financial Statements

NOTE 2: Acquisition

In 2000, the Company acquired Faconnable, S.A. ("Faconnable"), of Nice, France, a designer, wholesaler and retailer of high quality men's and women's apparel and accessories. The Company paid $87,685 in cash and issued 5,074,000 shares of common stock of the Company for a total consideration of $168,868. The purchase also provides for a contingent payment to one of the previous owners that may be paid after five years from the acquisition date. If the previous owner continues to have active involvement in the business and performance targets are met, the contingent payment would approximate $10,000. Since the contingent payment is performance based, the actual amount paid will likely vary from this amount and will be expensed when it becomes probable that the targets will be met.

NOTE 3: Employee Benefits

The Company provides a profit sharing plan and 401(k) plan for employees. The profit sharing plan is non-contributory and is fully funded by the Company. The Board of Directors establishes the Company's contribution to the profit sharing plan each year. The 401(k) plan is funded by voluntary employee contributions. In addition, the Company provides matching contributions up to a stipulated percentage of employee contributions. The Company's matching contributions to the 401(k) plan and contributions to the profit sharing plan totaled $28,525, $29,113 and $47,500 in 2001, 2000 and 1999.

NOTE 4: Interest Expense, Net

The components of interest expense, net are as follows:

YEAR ENDED JANUARY 31,          2002            2001          2000
----------------------        --------       --------       --------
Short-term debt               $  3,741       $ 12,682       $  2,584
Long-term debt                  83,225         58,988         56,831
                              --------       --------       --------
Total interest expense          86,966         71,670         59,415
Less: Interest income           (1,545)        (1,330)        (3,521)
    Capitalized interest       (10,383)        (7,642)        (5,498)
                              --------       --------       --------
Interest expense, net         $ 75,038       $ 62,698       $ 50,396
                              --------       --------       --------

NOTE 5: Income Taxes

Income tax expense consists of the following:

YEAR ENDED JANUARY 31,             2002             2001           2000
----------------------           ---------       ---------       ---------
Current income taxes:
  Federal                        $  58,122       $  79,778       $ 130,524
  State and local                    6,142          11,591          21,835
                                 ---------       ---------       ---------
Total current
  income taxes                      64,264          91,369         152,359
Deferred income taxes:
  Current                           (7,217)        (11,215)        (18,367)
  Non-current                       22,753         (15,054)         (4,492)
                                 ---------       ---------       ---------
Total deferred income taxes         15,536         (26,269)        (22,859)
                                 ---------       ---------       ---------
Total income taxes               $  79,800       $  65,100       $ 129,500
                                 ---------       ---------       ---------

A reconciliation of the statutory Federal income tax rate to the Company's effective tax rate is as follows:

YEAR ENDED JANUARY 31,        2002        2001        2000
----------------------       -----       -----       -----
Statutory rate               35.00%      35.00%      35.00%
State and local
   income taxes, net of
   Federal income taxes       3.93        3.93        4.06

Other, net                     .09         .05        (.06)
                             -----       -----       -----
Effective tax rate           39.02%      38.98%      39.00%
                             -----       -----       -----

Notes to Consolidated Financial Statements

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets and liabilities are as follows:

JANUARY 31,                            2002            2001
-----------                         ---------       ---------
Accrued expenses                    $  33,896       $  33,458
Compensation and
   benefits accruals                   48,584          43,803
Merchandise inventories                24,643          26,290
Capital loss on investment             13,399          12,751
Other                                  21,123          18,298
                                    ---------       ---------
Total deferred tax assets             141,645         134,600
                                    ---------       ---------
Land, buildings and
   equipment basis and
   depreciation differences           (49,978)        (25,678)
Employee benefits                      (9,771)        (10,937)
Other                                  (3,195)         (3,748)
                                    ---------       ---------
Total deferred tax liabilities        (62,944)        (40,363)
                                    ---------       ---------
Net deferred tax assets             $  78,701       $  94,237
                                    ---------       ---------

As of January 31, 2002, the Company has $34,357 of capital loss carryforwards available to be utilized within four years to reduce future capital gain income. No valuation allowance has been provided because management believes it is more likely than not that the full benefit of the carryforwards will be realized.

NOTE 6: Earnings Per Share

Basic earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year.

Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year plus dilutive common stock equivalents (primarily stock options, performance share units and restricted stock).

Options with an exercise price greater than the average market price were not included in the computation of diluted earnings per share. These options totaled 8,563,996, 7,409,387 and 2,798,966 shares in 2001, 2000 and 1999.

YEAR ENDED JANUARY 31,                    2002              2001              2000
----------------------                ------------      ------------      ------------
Net earnings                          $    124,688      $    101,918      $    202,557
                                      ------------      ------------      ------------
Basic shares                           134,104,582       131,012,412       137,814,589
                                      ------------      ------------      ------------
Basic earnings per share              $       0.93      $       0.78      $       1.47
                                      ------------      ------------      ------------
Dilutive effect of stock options
and restricted stock                       234,587           100,673           610,255
                                      ------------      ------------      ------------
Diluted shares                         134,339,169       131,113,085       138,424,844
                                      ------------      ------------      ------------
Diluted earnings per share            $       0.93      $       0.78      $       1.46
                                      ------------      ------------      ------------

NOTE 7: Investment

In September 1998, the Company made an investment in Streamline.com, Inc. ("Streamline"), an Internet grocery and consumer goods delivery company. Streamline ceased its operations effective November 22, 2000, due to failure to obtain additional capital to fund its operations. During 2000, the Company wrote off its entire investment in Streamline, for a total pre-tax loss on the investment of $32,857.

Notes to Consolidated Financial Statements

NOTE 8: Accounts Receivable

The components of accounts receivable are as follows:

JANUARY 31,                             2002            2001
-----------                          ---------       ---------
Unrestricted trade receivables       $  73,157       $ 716,218
Restricted trade receivables           628,271              --
Other                                   21,325          22,266
Allowance for doubtful accounts        (24,278)        (16,531)
                                     ---------       ---------
Accounts receivable, net             $ 698,475       $ 721,953
                                     ---------       ---------

Bad debt expense totaled $34,750, $20,368 and $11,707 in 2001, 2000 and 1999.

Restricted trade receivables back the $300 million of Class A notes and the $200 million variable funding note issued by the Company in November 2001. Other accounts receivable consists primarily of vendor receivables and cosmetic rebates receivable.

NOTE 9: Receivable-backed Securities

Nordstrom has $200 million in outstanding debt securities (Class A) and holds securities that represent undivided interests (Class B and Seller Retained Interest) or residual interests (Interest Only Strip) in a master trust. These securities are collateralized by Nordstrom VISA credit card receivables that are sold to the trust on an ongoing basis. The carrying amounts of the retained interests approximate fair value and are included in customer accounts receivable.

Gains or losses are recognized on the sale of VISA receivables to the trust based on the difference between the face value of the receivables sold and the fair value of the assets created in the securitization process. The receivables sold to the trust are then allocated between the various interests in the trust based on those interests' relative fair market value. The fair values of the assets are calculated as the present value of their expected future cash flows, which assumes the weighted average remaining life of 2.4 months, average credit losses of 7.41%, average gross yield of 17.48%, average interest expense on issued securities of 2.38%, average payment rate of 22.04%, and discount rates of 7.75% for the Seller Retained Interest, 13.62% for the Class B and 25.35% for the Interest Only Strip. These discount rates represent the volatility and risk of the assets and are calculated using an established formula that considers both the current interest rate environment and credit spreads.

The following table summarizes the estimated fair value of the securities held by the Company and certain cash flows received from and paid to the master trust.

YEAR ENDED JANUARY 31,                  2002          2001
----------------------                --------      --------
Class B Certificate                   $ 10,849      $ 11,000
Seller Retained Interest                47,102        42,052
Interest Only Strip                      1,335         3,464
Principal collections reinvested
  in new receivables                   669,582       485,422
Gains on sales of receivables            3,147         5,356
Income earned on retained assets         6,711         9,035

Cash flows from retained assets:

  Class B Certificate                      715           684
  Seller Retained Interest               6,217         4,411
  Interest Only Strip                    4,984         4,955
  Servicing Fees                         8,440         8,121
                                      --------      --------

Interest income earned on the Class B certificate, Interest Only Strip and the Seller Retained Interest are included in service charge income and other on the consolidated statements of earnings.

Notes to Consolidated Financial Statements

The following table illustrates the change in fair market value estimates given independent changes in assumptions.

                                    +10%        +20%          -10%       -20%
                                    ----        ----          ----       ----
Gross Yield:
   IO Strip                         668        1,339         (661)      (1,312)
   Class B                           --           --           --           --
   Seller Retained Interest         156          313         (156)        (313)
Interest Expense on
 Issued Classes:
   IO Strip                         (85)        (170)          85          171
   Class B                           --           --           --           --
   Seller Retained Interest          --           --           --           --
Card Holders Payment Rate:
   IO Strip                         (76)        (137)          90          195
   Class B                            7           14           (9)         (18)
   Seller Retained Interest          58          110          (71)        (161)
Charge Offs:
   IO Strip                        (325)        (647)         330          661
   Class B                           --           --           --           --
   Seller Retained Interest        (136)        (271)         136          273
Discount Rate:
   IO Strip                         (10)         (19)          10           19
   Class B                          (28)         (57)          29           57
   Seller Retained Interest         (71)        (142)          71          142

The total principal balance of the VISA receivables is $258,075 as of January 31, 2002. Gross credit losses were $17,050 for the 12 months ending January 31, 2002 and receivables past due for more than 30 days were $8,170 on January 31, 2002.

The following table illustrates default projections using net credit losses as a percentage of average outstanding receivables in comparison to actual performance:

                                   2002           2001           2000
                                   -----          -----          -----
Original projection                7.66%          5.99%          5.39%
Actual                               N/A          6.62%          5.46%

Under the terms of the trust agreement, the Company may be required to fund certain amounts upon the occurrence of specific events. The Company does not believe additional funding will be required.

The Company's continuing involvement in the securitization of Visa receivables will include recording gains/losses on sales in accordance with SFAS No. 140 and recognizing income on retained assets as prescribed by EITF 99-20, holding both subordinated, non-subordinated, and residual interests in the trust, and servicing the portfolio.

The Company also issued $300 million of receivable-backed securities supported by substantially all of its private label credit cards. This transaction is accounted for as a secured financing. Total principal receivables of the securitized portfolio on January 31, 2002 were approximately $625,516, receivables more than 30 days past due were approximately $19,301, and charged off receivables for the 12 months ending January 31, 2002 were $28,134. The private label receivables also serve as collateral for a variable funding facility with a limit of $200 million. Nothing was outstanding on this facility on January 31, 2002.

The Company's continuing involvement in the securitization of private label receivables will include pledging new receivables to the master note trust, accounting for the transaction as a secured financing and servicing the portfolio.

Notes to Consolidated Financial Statements



NOTE 10: Land, Buildings and Equipment

Land, buildings and equipment consist of the following:

JANUARY 31,                                   2002                      2001
                                           ----------               ----------
Land and land improvements                 $   59,141               $   60,871
Buildings                                     683,926                  760,029
Leasehold improvements                        910,291                  903,925
Capitalized software                           46,603                   38,642
Store fixtures and equipment                1,142,169                1,172,914
                                           ----------               ----------
                                            2,842,130                2,936,381
Less accumulated depreciation
   and amortization                        (1,663,409)              (1,554,081)
                                           ----------               ----------
                                            1,178,721                1,382,300
Construction in progress                      582,361                  217,638
                                           ----------               ----------
Land, buildings and
   equipment, net                          $1,761,082               $1,599,938
                                           ----------               ----------

Capitalized software includes external direct costs, capitalized internal direct labor and other employee benefits, and capitalized interest associated with the development of internal-use computer software. Depreciation begins in the period in which the software is ready for its intended use. Construction in progress includes $127,847 and $46,696 of software in progress at January 31, 2002 and 2001.

At January 31, 2002, the Company has contractual commitments of approximately $456,090 for the construction of new stores or remodeling of existing stores.

NOTE 11: Notes Payable

A summary of notes payable is as follows:


YEAR ENDED JANUARY 31,                  2002            2001             2000
                                     ----------      ----------      ----------
Average daily short-
   term borrowings                   $   81,647      $  192,392      $   45,030
Maximum amount
   outstanding                          177,100         360,480         178,533
Weighted average
   interest rate:
During the year                             4.6%            6.6%            5.8%
At year-end                                  --             6.4%            6.0%

At January 31, 2002, the Company has an unsecured line of credit totaling $300,000, which is available as liquidity support for the Company's commercial paper program, and expires in November 2004. The line of credit agreement contains restrictive covenants, which include maintaining certain financial ratios. The Company pays a commitment fee for the line based on the Company's debt rating.

In November 2001, the Company issued a variable funding note backed by Nordstrom Private Label Receivables ("PL VFN") with a $200 million capacity. Interest on the PL VFN varies based on 30-day commercial paper rated at A1/P1. As of January 31, 2002, there have been no borrowings on the PL VFN.

Additionally, in connection with the purchase of foreign merchandise, the Company has outstanding letters of credit totaling $77,085 at January 31, 2002.

Notes to Consolidated Financial Statements


NOTE 12: Long-Term Debt

A summary of long-term debt is as follows:

JANUARY 31,                                          2002               2001
                                                 -----------        -----------
Receivable-backed PL Term, 4.82%,
  due 2006                                       $   300,000                 --
Senior debentures, 6.95%,
  due 2028                                           300,000        $   300,000
Senior notes, 5.625%, due 2009                       250,000            250,000
Senior notes, 8.950%, due 2005                       300,000            300,000
Medium-term notes, 7.25%, due 2002                    76,750             87,750
Notes payable, 6.7%, due 2005                        100,000            100,000
Other                                                102,521             74,546
                                                 -----------        -----------
Total long-term debt                               1,429,271          1,112,296
Less current portion                                 (78,227)           (12,586)
                                                 -----------        -----------
Total due beyond one year                        $ 1,351,044        $ 1,099,710
                                                 -----------        -----------

The Company entered into a variable interest rate swap agreement in the third quarter of 2001. The swap has a $300 million notional amount and a four-year term. Under the agreement, the Company receives a fixed rate of 8.95% and pays a variable rate based on LIBOR plus a margin of 4.44% set at six-month intervals (6.85% at January 31, 2002). Any differences between the amounts paid and received on interest rate swap agreements are recognized as adjustments to interest expense over the life of the swap. The swap agreement qualifies as a fair value hedge and is recorded at fair value in other liabilities.

In November 2001, the Company issued $300 million of Class A notes backed by Nordstrom Private Label Receivables ("PL Term"). The PL Term bears a fixed interest rate of 4.82% and has a maturity of five years. The Company will use the proceeds for general corporate purposes and capital expansion.

The Company owns a 49% interest in a limited partnership that completed construction on a new corporate office building in which the Company is the primary occupant. Land, buildings and equipment includes capitalized costs related to this building of $92,952 and $57,270 as of January 31, 2002 and 2001 which includes noncash amounts of $78,003 and $41,883 as of January 31, 2002 and 2001. The corresponding finance obligation of $89,180 and $53,060 is included in other long-term debt. This finance obligation will be amortized as rental payments are made by the Company to the limited partnership over the life of the permanent financing. The Company is a guarantor of a $93,000 credit facility of the limited partnership. The credit facility provides for interest at either the LIBOR rate plus 0.75%, or the greater of the Federal Funds rate plus 0.5% and the prime rate, and matures in August 2002 (2.63% and 6.36% at January 31, 2002 and 2001).

The limited partnership is currently refinancing the $93,000 credit facility and has signed a commitment agreement for an $85,000 mortgage secured by the property. The obligation will have a fixed interest rate of 7.68% and a term of 18 years. The Company expects the agreement to close in April 2002 subject to various requirements. The difference between the amount outstanding under the original credit facility and the new mortgage will be funded by the Company.

Required principal payments on long-term debt, excluding capital lease obligations and construction loan obligations, are as follows:


YEAR ENDED JANUARY 31,
2003                                                                    $ 77,730
2004                                                                       1,535
2005                                                                       1,463
2006                                                                     400,410
2007                                                                     300,188
Thereafter                                                               549,332
                                                                        --------

Notes to Consolidated Financial Statements


NOTE 13: Leases

The Company leases land, buildings and equipment under noncancelable lease agreements with expiration dates ranging from 2002 to 2080. Certain leases include renewal provisions at the Company's option. Most of the leases provide for additional rent payments based upon specific percentages of sales and require the Company to pay for certain common area maintenance and other costs.


YEAR ENDED JANUARY 31,                       2002          2001           2000
                                           -------        -------        -------
Minimum rent:
  Store locations                          $26,951        $16,907        $18,794
  Offices, warehouses
   and equipment                            20,144         21,070         19,926
Percentage rent:
   Store locations                           8,047          9,241          7,441
                                           -------        -------        -------
Total rent expense                         $55,142        $47,218        $46,161
                                           -------        -------        -------


Future minimum lease payments as of January 31, 2002 are as follows:


                                                   CAPITAL             OPERATING
YEAR ENDED JANUARY 31,                              LEASES               LEASES
                                                   -------             ---------
2003                                              $  1,335              $ 66,940
2004                                                 1,120                64,480
2005                                                 1,120                60,680
2006                                                 1,120                56,191
2007                                                 1,120                52,285
Thereafter                                          11,470               373,517
                                                  --------              --------
Total minimum lease payments                        17,285              $674,093
                                                  --------              --------
Less amount representing interest                    7,851
                                                  --------
Present value of net minimum
  lease payments                                    $9,434
                                                  --------


NOTE 14: Stock-Based Compensation

STOCK OPTION PLAN

The Company has a stock option plan ("the Plan") under which stock options, performance share units and restricted stock may be granted to key employees. Stock options are issued at the fair market value of the stock at the date of grant. Options vest over periods ranging from four to eight years, and expire ten years after the date of grant.

In addition to option grants, the Company granted 273,864, 355,072 and 272,970 performance share units in 2001, 2000 and 1999, which will vest over three years if certain financial goals are attained. Employees may elect to receive common stock or cash upon vesting of these performance shares. At January 31, 2002 and 2001, $4,713 and $2,741 was recorded in accrued salaries, wages and related benefits for these performance shares. Employees who receive performance share units pay no monetary consideration. No amounts have been paid and no common stock has been issued in connection with this program. As of January 31, 2002, 518,189 units were outstanding.

The Company also granted 30,069 and 180,000 shares of restricted stock in 1999 and 1998, with a weighted average fair value of $32.09 and $27.75. In September 2000, the Company accelerated the vesting of 144,000 shares of restricted stock resulting in compensation expense of $3,039, and also cancelled 14,175 shares of restricted stock as a result of management changes. In January 2002, the Company accelerated the vesting on the remaining 9,536 unvested shares of restricted stock, resulting in compensation expense of $193. At January 31, 2002, there are no shares of unvested restricted stock.

At January 31, 2002, approximately 7,856,298 shares are reserved for future stock option grants pursuant to the Plan.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," in measuring compensation costs under its stock-based compensation programs. Accordingly, no compensation cost has been recognized for stock options issued under the Plan. Performance share compensation expense is recorded over the performance period at the fair value of the stock at the date when probable that such shares have been earned. Restricted stock compensation expense is based on the market price on the date of grant and is recorded over the vesting period. Stock-based compensation expense for 2001, 2000 and 1999 was $3,414, $6,480 and $3,331.

Notes to Consolidated Financial Statements



Stock option activity for the Nordstrom, Inc. Plan was as follows:


YEAR ENDED JANUARY 31,                           2002                            2001                          2000
                                        -------------------------      -------------------------      -------------------------
                                                       Weighted-                      Weighted-                      Weighted-
                                                        Average                        Average                        Average
                                                       Exercise                        Exercise                      Exercise
                                          Shares        Price            Shares         Price          Shares          Price
                                        ---------     -----------      ---------     -----------      ---------     -----------
Outstanding, beginning of year          8,873,342     $        27      8,135,301     $        28      5,893,632     $        27
Granted                                 3,288,826              19      2,470,169              21      2,926,368              31
Exercised                                (186,165)             18       (181,910)             20       (341,947)             23
Cancelled                              (1,212,110)             25     (1,550,218)             28       (342,752)             30
                                       ----------     -----------      ---------     -----------      ---------     -----------
Outstanding, end of year               10,763,893     $        24      8,873,342     $        27      8,135,301     $        28
                                       ----------     -----------      ---------     -----------      ---------     -----------
Options exercisable at end of year      4,533,281     $        27      3,833,379     $        26      3,145,393     $        25

The following table summarizes information about stock options outstanding for the Nordstrom, Inc. Plan as of January 31, 2002:


                                   Options Outstanding                                 Options Exercisable
                      -----------------------------------------------             ----------------------------
                                         Weighted-
                                          Average           Weighted-                               Weighted-
                                         Remaining          Average                                  Average
  Range of                              Contractual         Exercise                                 Exercise
Exercise Prices         Shares          Life (Years)         Price                 Shares             Price
---------------       ---------         ------------       ----------             ---------         ----------
$13 - $22             6,183,330               8            $       19             1,671,982         $       20
$23 - $32             2,479,733               6                    27             1,683,022                 27
$33 - $40             2,100,830               7                    36             1,178,277                 35
                     ----------            ----            ----------             ---------         ----------
                     10,763,893               7            $       24             4,533,281         $       27
                     ----------            ----            ----------             ---------         ----------

Stock option activity for the Nordstrom.com 1999 and 2000 Plans were as follows:

YEAR ENDED JANUARY 31,                           2002                            2001                          2000
                                        -------------------------      -------------------------      -------------------------
                                                       Weighted-                      Weighted-                      Weighted-
                                                        Average                        Average                        Average
                                                       Exercise                        Exercise                      Exercise
                                          Shares        Price            Shares         Price          Shares          Price
                                        ---------     -----------      ---------     -----------      ---------     -----------
Outstanding, beginning of year          4,174,950     $      1.72      1,373,950     $      1.67             --              --
Granted                                    41,500            1.92      3,794,931            1.73      1,379,950     $      1.67
Exercised                                      --              --       (135,000)           1.67             --              --
Cancelled                                (691,642)           1.68       (858,931)           1.68         (6,000)           1.67
                                       ----------     -----------      ---------     -----------      ---------     -----------
Outstanding, end of year                3,524,808     $      1.73      4,174,950     $      1.72      1,373,950     $      1.67
                                       ----------     -----------      ---------     -----------      ---------     -----------
Options exercisable at end of year      1,241,104     $      1.68        703,750     $      1.67             --              --

Notes to Consolidated Financial Statements


NORDSTROM.COM

Nordstrom.com has two stock option plans, the "1999 Plan" and the "2000 Plan." Vested options under the 1999 Plan are exercisable only in the event of an initial public offering of Nordstrom.com. As of January 31, 2002, the weighted average contractual life for options outstanding was 8.2 years with exercise prices ranging from $1.67 to $1.92 per share. No compensation cost has been recognized related to the options under the 2000 plan because the exercise price was equal to the fair value of Nordstrom.com stock on the date of grant. The options vest over a period of two and one-half to four years and must be exercised within ten years of the grant date. Nordstrom.com LLC has also issued warrants to purchase 2,176,250 common shares at an exercise price of $1.67 to its managing member, Nordstrom.com, Inc. The warrants expire on January 31, 2012. As of January 31, 2002, warrants to purchase 135,000 common shares are exercisable.

EMPLOYEE STOCK PURCHASE PLAN

In May 2000, the Company's shareholders approved the establishment of an Employee Stock Purchase Plan (the "ESPP") under which 3,500,000 shares of the Company's common stock are reserved for issuance to employees. The plan qualifies as a noncompensatory employee stock purchase plan under Section 423 of the Internal Revenue Code. Employees are eligible to participate through payroll deductions in amounts related to their base compensation. At the end of each offering period, shares are purchased by the participants at 85% of the lower of the fair market value at the beginning or the end of the offering period, usually six months. Under the ESPP, 541,677 and 165,842 shares were issued in 2001 and 2000. As of January 31, 2002, payroll deductions totaling $2,641 were accrued for purchase of shares on March 31, 2002.

SFAS No. 123

If the Company had elected to recognize compensation cost based on the fair value of the options and shares at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings and earnings per share would have been the pro forma amounts shown below:


YEAR ENDED JANUARY 31,                     2002           2001           2000
                                       -----------    -----------    -----------
Pro forma net earnings                 $   107,436    $    88,460    $   192,916
Pro forma basic EPS                    $      0.80    $      0.68    $      1.40
Pro forma diluted EPS                  $      0.80    $      0.67    $      1.39


The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

YEAR ENDED JANUARY 31,                   2002             2001             2000
                                        ------           ------           ------
Stock Options:
Risk-free interest rate                   4.8%             6.4%             5.7%
Volatility                               68.0%            65.0%            61.0%
Dividend yield                            1.3%             1.0%             1.0%
Expected life in years                    5.0              5.0              5.0
                                         ----             ----             ----
Weighted-average fair value
   at grant date                         $ 10             $ 12             $ 17
                                         ----             ----             ----

ESPP:
Risk-free interest rate                   4.3%             6.0%              --
Volatility                               68.0%            65.0%              --
Dividend yield                            1.3%             1.0%              --
Expected life in years                    0.5              0.5               --
                                         ----             ----             ----
Weighted-average fair value
   at grant date                         $  5             $  6               --
                                         ----             ----             ----

For Nordstrom.com, the Company used the following weighted-average assumptions:

YEAR ENDED JANUARY 31,                   2002             2001             2000
                                        ------           ------           ------
Risk-free interest rate                   4.5%             6.2%             6.0%
Volatility                              127.0%           121.0%            81.0%
Dividend yield                            0.0%             0.0%             0.0%
Expected life in years                    4.0              4.0              4.0
                                        -----            -----            -----
Weighted-average fair value
   at grant date                        $1.56            $1.39            $1.05
                                        -----            -----            -----

NOTE 15: Postretirement Benefits

The Company has a Supplemental Executive Retirement Plan ("SERP"), which provides retirement benefits to certain officers and other select employees of the Company. The benefits are unfunded and limited to a maximum of 60% of the monthly average compensation less the actuarial equivalent of any monthly benefits payable under the profit sharing plan.

Notes to Consolidated Financial Statements



The following provides a reconciliation of benefit obligations, funded status of the SERP, as well as a summary of significant assumptions:


JANUARY 31,                                          2002                 2001
                                                   --------             --------
Change in benefit obligation:
Benefit obligation at beginning of year            $ 23,543             $ 23,645
Service cost                                          1,092                  630
Interest cost                                         2,668                2,044
Amortization of adjustments                           1,821                  688
Change in additional minimum liability                7,308               (1,519)
Distributions                                        (2,021)              (1,945)
                                                   --------             --------
Benefit obligations at end of year                 $ 34,411             $ 23,543
                                                   --------             --------

Funded status of plan:
Under funded status                                $(39,547)            $(28,964)
Unrecognized transitional obligation                    324                  648
Unrecognized prior service cost                       6,396                  240
Unrecognized loss                                     6,983                5,792
                                                   --------             --------
Accrued pension cost                               $(25,844)            $(22,284)
                                                   --------             --------
Balance sheet amounts:
   Additional minimum liability                    $ (8,567)            $ (1,259)
   Intangible asset                                   6,720                  888
                                                   --------             --------

The components of SERP expense are as follows:

JANUARY 31,                                 2002           2001           2000
                                           ------         ------         ------
Service cost                               $1,092         $  630         $  906
Interest cost                               2,668          2,044          1,952
Amortization of adjustments                 1,821            688          1,013
                                           ------         ------         ------
Total SERP expense                         $5,581         $3,362         $3,871
                                           ------         ------         ------

Assumption percentages:
Discount rate                                7.25%          7.50%          6.50%
Rate of compensation increase                5.00%          5.00%          5.00%
                                           ------         ------         ------

NOTE 16: Supplementary Cash Flow Information

The Company capitalizes certain property, plant and equipment during the construction period of commercial buildings which are subsequently derecognized and leased back. During the year ended January 31, 2002, the noncash activity related to the derecognition of new stores that qualified as sale and leaseback were $75,555.

Supplementary cash flow information includes the following:


YEAR ENDED JANUARY 31,                      2002           2001           2000
                                          --------       --------       --------
Cash paid during the year for:
   Interest (net of
     capitalized interest)                $ 77,025       $ 58,190       $ 54,195
   Income taxes                             80,689         88,911        129,566

NOTE 17: Segment Reporting

The Company has three reportable segments that have been identified based on differences in products and services offered and regulatory conditions: the Retail Stores, Credit Operations, and Catalog/Internet segments. The Retail Stores segment derives its revenues from sales of high-quality apparel, shoes and accessories. It includes the Company's product development group, which coordinates the design and production of private label merchandise sold in the Company's retail stores. The Credit Operations segment revenues consist primarily of finance charges earned through issuance of the Nordstrom proprietary and VISA credit cards. The Catalog/Internet segment generates revenues from direct mail catalogs and the Nordstrom.com website.

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

The following tables set forth the information for the Company's reportable segments and a reconciliation to the consolidated totals:

Notes to Consolidated Financial Statements

                                        Retail         Credit        Catalog/        Corporate
YEAR ENDED JANUARY 31, 2002             Stores       Operations      Internet        and Other     Eliminations        Total
                                      ----------     ----------     ----------      ----------     ------------     ----------
Revenues from external
   customers (b)                      $5,356,875             --     $  277,255              --              --      $5,634,130
Service charge income                         --     $  129,697             --              --              --         129,697
Intersegment revenues                     20,204         33,767             --              --      $  (53,971)             --
Interest expense, net                        994         24,994             77      $   48,973              --          75,038
Depreciation and amortization            182,960          2,253          5,498          22,378              --         213,089
Amortization of intangible assets          4,630             --             --              --              --           4,630
Income tax expense (benefit)             150,921          9,104             --         (80,225)             --          79,800
Net earnings (loss)                      235,815         14,226         (8,139)       (117,214)             --         124,688
Assets (a)(b)                          2,564,375        695,556         69,457         719,391              --       4,048,779
Intangible assets                        138,331             --             --              --              --         138,331
Capital expenditures                     373,909          2,054          2,554          11,621              --         390,138


                                        Retail         Credit        Catalog/        Corporate
YEAR ENDED JANUARY 31, 2001             Stores       Operations      Internet        and Other     Eliminations        Total
                                      ----------     ----------     ----------      ----------     ------------     ----------
Revenues from external
   customers (b)                      $5,217,889             --     $  310,648              --              --      $5,528,537
Service charge income                         --     $  135,121             --              --              --         135,121
Intersegment revenues                     30,294         26,889             --              --      $  (57,183)             --
Interest expense, net                        795         29,267           (604)     $   33,240              --          62,698
Depreciation and amortization            176,758          1,786          7,552          16,952              --         203,048
Amortization of intangible assets          1,251             --             --              --              --           1,251
Income tax expense (benefit)             165,150         13,140             --        (113,190)             --          65,100
Net earnings (loss)                      258,416         20,557        (29,367)       (147,688)             --         101,918
Assets (a)(b)                          2,557,616        703,077         68,010         279,800              --       3,608,503
Intangible assets                        143,473             --             --              --              --         143,473
Capital expenditures                     286,941          3,095          5,187          26,231              --         321,454


                                        Retail         Credit        Catalog/        Corporate
YEAR ENDED JANUARY 31, 2000             Stores       Operations      Internet        and Other     Eliminations        Total
                                      ----------     ----------     ----------      ----------     ------------     ----------
Revenues from external customers      $4,914,293             --     $  234,973              --              --      $5,149,266
Service charge income                         --     $  125,727             --              --              --         125,727
Intersegment revenues                     20,285         25,963             --              --      $  (46,248)             --
Interest expense, net                        728         26,933           (167)     $   22,902              --          50,396
Depreciation and amortization            170,826          1,424          6,313          15,155              --         193,718
Income tax expense (benefit)             191,790         19,450             --         (81,740)             --         129,500
Net earnings (loss)                      300,009         30,417        (35,685)        (92,184)             --         202,557
Assets (a)                             2,051,327        601,320         95,241         314,193              --       3,062,081
Capital expenditures                     263,352          2,792          5,206          33,702              --         305,052

(a) Segment assets in Corporate and Other include unallocated assets in corporate headquarters, consisting primarily of land, buildings and equipment, and deferred tax assets.

(b) Includes sales of foreign operations of $68,487 for the year ended January 31, 2002, and $12,318 for the period from October 24, 2000, the date of acquisition, to January 31, 2001, and assets of $198,689 and $206,601 as of January 31, 2002 and 2001.

Notes to Consolidated Financial Statements


NOTE 18: Restructurings, Impairments, and Other One-Time Charges

The following table provides a summary of restructuring, impairments and other charges:

YEAR ENDED JANUARY 31,                       2002           2001           2000
                                           -------        -------        -------
Employee severance                         $ 1,791             --        $ 2,685
Other expenses                                  --             --          1,206
                                           -------        -------        -------
   Restructuring subtotal                    1,791             --          3,891
Management severance                            --        $13,000             --
Asset impairment                                --         10,227          4,053
Litigation settlement costs                     --             --          2,056
                                           -------        -------        -------
Total charges                              $ 1,791        $23,227        $10,000
                                           -------        -------        -------

During the year ended January 31, 2002, the Company streamlined its operations through a reduction in workforce of approximately 2,600 employees. As a result, the Company recorded a restructuring charge of $1,791 in selling, general and administrative expenses relating to severance for approximately 195 employees. Personnel affected were primarily located in the corporate center and in full-line stores.

During the year ended January 31, 2001, the Company recorded an impairment charge of $10,227, consisting of $9,627 recorded in selling, general and administrative expenses and $600 in interest expense. Due to changes in business strategy, the Company determined that several software projects under development were either impaired or obsolete. The charges consisted of $6,542 primarily related to the disposition of transportation management software. Additionally, merchandise software was written down $3,685 to its estimated fair value. During the same year, the Company accrued and paid $13,000 for certain severance and other costs related to a change in management.

During the year ended January 31, 2000, the Company recorded a charge of $10,000 in selling, general and administrative expenses primarily associated with the restructuring of the Company's information technology services area. The charge consisted of $4,053 in the disposition of several software projects under development, $2,685 in employee severance and $1,206 in other miscellaneous costs. Additionally, the Company recorded $2,056 related to settlement costs for two lawsuits. The restructuring included the termination of 50 employees in the information technology department.

The following table presents the activity and balances of the reserves established in connection with the restructuring charges:

YEAR ENDED JANUARY 31,                 2002              2001             2000
                                      -------          -------          -------
Beginning balance                     $   178          $ 1,452               --
Additions                               1,791               --          $ 3,891
Payments                               (1,890)          (1,220)          (2,122)
Adjustments                               (79)             (54)            (317)
                                      -------          -------          -------
Ending balance                        $    --          $   178          $ 1,452
                                      -------          -------          -------

NOTE 19: Vulnerability Due to Certain Concentrations

Approximately 31% of the Company's retail square footage is located in the state of California. At January 31, 2002, the net book value of property located in California was approximately $276,000. Accordingly, the Company carries earthquake insurance in California with a $50,000 deductible and a $50,000 coverage limit per occurrence.

At January 31, 2002 and 2001, approximately 40% and 41% of the Company's receivables were obligations of customers residing in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

Notes to Consolidated Financial Statements


NOTE 20: Nordstrom.com Put Agreement

The holders of the minority interest of Nordstrom.com LLC, through their ownership interests in its managing member, Nordstrom.com, Inc., have the right to sell their shares of Nordstrom.com, Inc. to the Company for effectively $80 million in the event that certain events do not occur. This right would terminate if the Company provides at least $100 million in additional funding to Nordstrom.com, Inc. prior to July 1, 2002 or if Nordstrom.com, Inc. completes an initial public offering of its common stock prior to September 1, 2002. It is possible that the Company will choose not to provide the $100 million in additional funding and that Nordstrom.com, Inc. will not complete an initial public offering on or before September 1, 2002. If and when the Company determines that neither of those events is likely to occur and that the purchase of the minority interest shares is probable, the Company will begin to accrete, over the period remaining prior to the purchase, the difference between that $80 million and the fair value of the shares. Based on current values for similar businesses, management of the Company believes that the amount of that difference could range from $55,000 to $65,000.

NOTE 21: Contingent Liabilities

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

COSMETICS. The Company was originally named as a defendant along with other department store and specialty retailers in nine separate but virtually identical class action lawsuits filed in various Superior Courts of the State of California in May, June and July 1998 that have now been consolidated in Marin County state court. In May 2000, plaintiffs filed an amended complaint naming a number of manufacturers of cosmetics and fragrances and two other retailers as additional defendants. Plaintiffs' amended complaint alleges that the retail price of the "prestige" cosmetics sold in department and specialty stores was collusively controlled by the retailer and manufacturer defendants in violation of the Cartwright Act and the California Unfair Competition Act.

Plaintiffs seek treble damages and restitution in an unspecified amount, attorneys' fees and prejudgment interest, on behalf of a class of all California residents who purchased cosmetics and fragrances for personal use from any of the defendants during the period four years prior to the filing of the amended complaint. Defendants, including the Company, have answered the amended complaint denying the allegations. The Company and the other retail defendants have produced documents and responded to plaintiffs' other discovery requests, including providing witnesses for depositions. Plaintiffs have not yet moved for class certification. Pursuant to an order of the court, plaintiffs and defendants participated in mediation sessions in May and September 2001.

Notes to Consolidated Financial Statements



WASHINGTON PUBLIC TRUST ADVOCATES. In early 2002, the Company was named as one of 30 defendants in Washington Public Trust Advocates, ex rel., et al. v. City of Spokane, et al., filed in the Spokane County Superior Court, State of Washington. Plaintiff is a not-for-profit corporation bringing claims on behalf of the City of Spokane and the Spokane Parking Public Development Authority. The claims relate to the River Park Square Mall and Garage Project in Spokane, Washington (the "Project"), which includes a Nordstrom store. The portion of the complaint applicable to the Company seeks to recover from the Company the amount of a Department of Housing and Urban Development loan made to the developer of the Project. Damages are sought in the amount of $22.75 million, or a lesser amount to the extent that the HUD loan proceeds were used for the construction of the store and not as tenant improvements. Other portions of the complaint seek to invalidate bonds issued to finance the public parking garage serving the Project, terminate the lease of the parking garage by the City of Spokane, and rescind other agreements between the City of Spokane and the developer of the Project, as well as damages from the developer of the Project in unspecified amounts. The Complaint also alleges breach of fiduciary duties by various defendants, including the Company, to the people of the City of Spokane regarding lack of disclosures concerning the developer and the Project. Unspecified damages are sought for this cause of action. The lawsuit was recently filed, the Company has not answered, and no discovery has commenced.

OTHER. The Company is also subject to other ordinary routine litigation incidental to its business and with respect to which no material liability is expected.

Notes to Consolidated Financial Statements


NOTE 22: Selected Quarterly Data (unaudited)


YEAR ENDED JANUARY 31, 2002            1ST QUARTER       2ND QUARTER       3RD QUARTER       4TH QUARTER          TOTAL
                                      -------------     -------------     -------------     -------------     -------------
Net sales                             $   1,218,040     $   1,545,759     $   1,239,241     $   1,631,090     $   5,634,130
Gross profit                                419,610           504,851           402,280           541,530         1,868,271
Earnings before income taxes                 40,555            63,499            17,095            83,339           204,488
Net earnings                                 24,755            38,699            10,495            50,739           124,688
Basic earnings per share                        .18               .29               .08               .38               .93
Diluted earnings per share                      .18               .29               .08               .38               .93
Dividends per share                             .09               .09               .09               .09               .36
Common stock price
 High                                         21.17             22.75             22.97             25.50             25.50
 Low                                          15.60             17.00             13.80             14.25             13.80


YEAR ENDED JANUARY 31, 2001            1ST QUARTER       2ND QUARTER       3RD QUARTER       4TH QUARTER          TOTAL
                                      -------------     -------------     -------------     -------------     -------------
Net sales                             $   1,153,377     $   1,457,035     $   1,262,390     $   1,655,735     $   5,528,537
Gross profit                                407,722           502,722           438,522           530,055         1,879,021
Write-down of investment                         --           (10,540)          (20,655)           (1,662)          (32,857)
Earnings before income taxes                 53,689            74,501            (5,520)           44,348           167,018
Net earnings                                 32,789            45,401            (3,320)           27,048           101,918
Basic earnings per share                        .25               .35              (.03)              .20               .78
Diluted earnings per share                      .25               .35              (.03)              .20               .78
Dividends per share                             .08               .09               .09               .09               .35
Common stock price
 High                                         34.50             30.00             19.50             21.00             34.50
 Low                                          18.25             16.56             14.19             14.88             14.19

Independent Auditors' and Management Report



Independent Auditors' Report

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries (the "Company") as of January 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
-----------------------------------
Deloitte & Touche LLP
Seattle, Washington
March 25, 2002



Management Report

Management is responsible for preparing the Company's financial statements and the other information that appears in the annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include estimates based on management's best judgment.

The Company maintains a comprehensive system of internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with established procedures. The concept of reasonable assurance is based on the recognition that the cost of maintaining the system of internal accounting controls should not exceed the benefit derived from the system.

Deloitte and Touche LLP audits the Company's financial statements in accordance with auditing standards generally accepted in the United States of America and provides an objective, independent review of the Company's internal controls and the fairness of its reported financial condition and results of operations.

The Audit Committee, which is comprised of five independent directors, meets periodically with management and the independent auditors to ensure that each is properly fulfilling its responsibilities. The Committee oversees the Company's systems of internal control, accounting practices, financial reporting and audits to ensure their quality, integrity and objectivity are sufficient to protect shareholders' investments.


/s/   MICHAEL G. KOPPEL
-----------------------------------
Michael G. Koppel
Executive Vice President and Chief Financial Officer

Eleven-Year Statistical Summary



Dollars in thousands except square footage and per share amounts


YEAR ENDED JANUARY 31,                                           2002             2001              2000              1999
                                                             -----------       -----------       -----------       -----------
FINANCIAL POSITION
   Customer accounts receivable, net                         $   677,150       $   699,687       $   596,020       $   567,661
   Merchandise inventories                                       888,172           945,687           797,845           750,269
   Current assets                                              2,054,598         1,812,982         1,564,648         1,668,689
   Current liabilities                                           947,738           950,568           866,509           794,490
   Working capital                                             1,106,860           862,414           698,139           874,199
   Working capital ratio                                            2.17              1.91              1.81              2.10
   Land, buildings and equipment, net                          1,761,082         1,599,938         1,429,492         1,378,006
   Long-term debt, including current portion                   1,429,271         1,112,296           804,982           868,234
   Debt/capital ratio                                              .5209             .4929             .4249             .4214
   Shareholders' equity                                        1,314,488         1,229,568         1,185,614         1,300,545
   Shares outstanding                                        134,468,608       133,797,757       132,279,988       142,114,167
   Book value per share                                             9.78              9.19              8.96              9.15
   Total assets                                                4,048,779         3,608,503         3,062,081         3,103,689

OPERATIONS
   Net sales                                                   5,634,130         5,528,537         5,149,266         5,049,182
   Gross profit                                                1,868,271         1,879,021         1,789,506         1,704,237
   Selling, general and administrative                        (1,722,635)       (1,747,048)       (1,523,836)       (1,429,837)
   Operating income                                              145,636           131,973           265,670           274,400
   Interest expense, net                                         (75,038)          (62,698)          (50,396)          (47,091)
   Write-down of investment                                           --           (32,857)               --                --
   Service charge income and other, net                          133,890           130,600           116,783           110,414
   Earnings before income taxes                                  204,488           167,018           332,057           337,723
   Income taxes                                                  (79,800)          (65,100)         (129,500)         (131,000)
   Net earnings                                                  124,688           101,918           202,557           206,723
   Basic earnings per share                                          .93               .78              1.47              1.41
   Diluted earnings per share                                        .93               .78              1.46              1.41
   Dividends per share                                               .36               .35               .32               .30
   Comparable store sales percentage increase (decrease)            (2.9%)              .3%             (1.1%)            (2.7%)
   Net earnings as a percent of net sales                           2.21%             1.84%             3.93%             4.09%
   Return on average shareholders' equity                           9.80%             8.44%            16.29%            14.98%
   Sales per square foot for Company-operated stores                 321               342               350               362

STORES                                                               156               140               104                97
TOTAL SQUARE FOOTAGE                                          17,048,000        16,056,000        14,487,000        13,593,000

    1998              1997            1996               1995            1994             1993              1992
 -----------      ------------       ----------     ------------     ------------     ------------     ------------
 $   641,862      $    693,123       $  874,103     $    655,715     $    565,151     $    584,379     $    585,490
     826,045           719,919          626,303          627,930          585,602          536,739          506,632
   1,613,492         1,549,819        1,612,776        1,397,713        1,314,914        1,219,844        1,177,638
     979,031           795,321          833,443          693,015          631,064          516,397          558,768
     634,461           754,498          779,333          704,698          683,850          703,447          618,870
        1.65              1.95             1.94             2.02             2.08             2.36             2.11
   1,252,513         1,152,454        1,103,298          984,195          845,596          824,142          856,404
     420,865           380,632          439,943          373,910          438,574          481,945          491,076
       .3194             .2720            .3232            .2575            .2934            .3337            .4029
   1,458,950         1,457,084        1,408,053        1,330,437        1,153,594        1,038,649          927,465
 152,518,104       159,269,954      162,226,288      164,488,196      164,118,256      163,949,594      163,688,454
        9.57              9.15             8.68             8.09             7.03             6.34             5.67
   2,890,664         2,726,495        2,732,619        2,396,783        2,177,481        2,053,170        2,041,875

   4,864,604         4,457,931        4,113,717        3,895,642        3,591,228        3,415,613        3,174,822
   1,568,791         1,378,472        1,310,931        1,297,018        1,121,539        1,079,608        1,007,554
  (1,338,235)       (1,232,860)      (1,136,069)      (1,029,856)        (940,708)        (901,446)        (831,005)
     230,556           145,612          174,862          267,162          180,831          178,162          176,549
     (34,250)          (39,400)         (39,295)         (30,664)         (37,646)         (44,810)         (49,106)
          --                --               --               --               --               --               --
     110,907           135,331          134,179           98,311           88,509           86,140           87,443
     307,213           241,543          269,746          334,809          231,694          219,492          214,886
    (121,000)          (95,227)        (106,190)        (132,304)         (90,804)         (84,489)         (80,527)
     186,213           146,316          163,556          202,505          140,890          135,003          134,359
        1.20               .90             1.00             1.23              .86              .82              .82
        1.20               .90             1.00             1.23              .86              .82              .82
        .265               .25              .25            .1925              .17              .16             .155
         4.0%              0.6%            (0.7%)            4.4%             2.7%             1.4%             1.4%
        3.83%             3.28%            3.98%            5.20%            3.92%            3.95%            4.23%
       12.77%            10.21%           11.94%           16.30%           12.85%           13.73%           15.41%
         384               377              382              395              383              381              388

          92                83               78               76               74               72               68
  12,614,000        11,754,000       10,713,000        9,998,000        9,282,000        9,224,000        8,590,000

Officers of the Corporation and Executive Team



Officers of the Corporation
Jammie Baugh, 49
Executive Vice President,
Human Resources
MEMBER OF EXECUTIVE TEAM

Laurie M. Black, 43
Executive Vice President and
President, Nordstrom Rack
MEMBER OF EXECUTIVE TEAM

Mark S. Brashear, 40
Executive Vice President and
President, Faconnable, S.A.S.

Dale Cameron, 53
Executive Vice President,
Corporate Merchandise Manager, Cosmetics
Full-line Stores

Robert E. Campbell, 46
Vice President, Strategy and Planning,
Treasurer

N. Claire Chapman, 41
Corporate Secretary

Linda Toschi Finn, 54
Executive Vice President, Marketing
MEMBER OF EXECUTIVE TEAM

Bonnie M. Junell, 45
Vice President,
Corporate Merchandise Manager,
Point of View, Narrative
Full-line Stores

Kevin T. Knight, 46
Executive Vice President, Chairman and
Chief Executive Officer of Nordstrom fsb,
President of Nordstrom Credit, Inc.
MEMBER OF EXECUTIVE TEAM

Michael G. Koppel, 45
Executive Vice President and
Chief Financial Officer
MEMBER OF EXECUTIVE TEAM

Llynn (Len) A. Kuntz, 41
Executive Vice President,
WA/AK Regional Manager
Full-line Stores

David P. Lindsey, 52
Vice President, Store Planning

David L. Mackie, 53
Vice President, Real Estate
and Legal Affairs

Robert J. Middlemas, 45
Executive Vice President,
Central States Regional Manager
Full-line Stores

Jack H. Minuk, 47
Vice President,
Corporate Merchandise Manager,
Women's Shoes
Full-line Stores

Blake W. Nordstrom, 41
President
MEMBER OF EXECUTIVE TEAM

Bruce A. Nordstrom, 68
Chairman of the Board of Directors

Erik B. Nordstrom, 38
Executive Vice President,
Full-line Stores

Peter E. Nordstrom, 40
Executive Vice President and
President, Full-line Stores
MEMBER OF EXECUTIVE TEAM

James R. O'Neal, 43
Executive Vice President and
President, Nordstrom Product Group
MEMBER OF EXECUTIVE TEAM

Suzanne R. Patneaude, 55
Vice President, Corporate
Merchandise Manager, Designer/Savvy
Full-line Stores

R. Michael Richardson, 45
Vice President and
Chief Information Officer

Karen Bowman Roesler, 46
Vice President, Marketing
Nordstrom Credit Group

K.C. (Karen) Shaffer, 48
Executive Vice President,
Nordstrom Rack NW Regional Manager

Joel T. Stinson, 52
Executive Vice President and
Chief Administrative Officer
MEMBER OF EXECUTIVE TEAM

Delena M. Sunday, 41
Executive Vice President,
Diversity Affairs
MEMBER OF EXECUTIVE TEAM

Geevy S.K. Thomas, 37
Executive Vice President,
South Regional Manager
Full-line Stores

Additional Member of Nordstrom, Inc.
Executive Team
J. Daniel Nordstrom, 39
Chief Executive Officer, Nordstrom.com

Board of Directors and Committees


Committees

Executive

John A. McMillan
Bruce A. Nordstrom
John N. Nordstrom

Corporate Governance
and Nominating

D. Wayne Gittinger, Chair
Enrique Hernandez, Jr.
Alfred E. Osborne, Jr.
William D. Ruckelshaus

Audit

Enrique Hernandez, Jr.
Alfred E. Osborne, Jr.
William D. Ruckelshaus
Bruce G. Willison, Chair
Alison A. Winter

Compensation
and Stock Options

Enrique Hernandez, Jr.
Alfred E. Osborne, Jr.
William D. Ruckelshaus, Chair
Alison A. Winter

Finance

D. Wayne Gittinger
Enrique Hernandez, Jr.
John A. McMillan
John N. Nordstrom
Alfred E. Osborne, Jr., Chair
Bruce G. Willison


FIRST ROW

D. Wayne Gittinger, 69
Partner, Lane Powell Spears Lubersky LLP
Seattle, Washington

Enrique Hernandez, Jr., 46                         [FIRST ROW - 3 PHOTOGRAPHS]
President and CEO,
Inter-Con Security Systems, Inc.
Pasadena, California

John A. McMillan, 70
Retired Co-Chairman of
the Board of Directors
Seattle, Washington


SECOND ROW

Bruce A. Nordstrom, 68
Chairman of the Board of Directors
Seattle, Washington

John N. Nordstrom, 65                              [SECOND ROW - 3 PHOTOGRAPHS]
Retired Co-Chairman of
the Board of Directors
Seattle, Washington

Alfred E. Osborne, Jr., 57
Director of the Harold Price Center
for Entrepreneurial Studies and
Associate Professor of Business Economics,
The Anderson School at UCLA
Los Angeles, California


THIRD ROW

William D. Ruckelshaus, 69                         [THIRD ROW - 3 PHOTOGRAPHS]
A Strategic Director,
Madrona Venture Group
Seattle, Washington

Bruce G. Willison, 53
Dean, The Anderson School at UCLA
Los Angeles, California

Alison A. Winter, 55
Executive Vice President for
Midwest Personal Financial Services,
The Northern Trust Corporation
Chicago, Illinois

Retail Store Facilities open at January 31, 2002


                                                                    STORE SQUARE
LOCATION                             STORE NAME                        FOOTAGE
---------                ----------------------------------         ------------
SOUTHWEST GROUP

ARIZONA
Chandler                            Chandler Fashion Center            149,000
Scottsdale                        Scottsdale Fashion Square            235,000

CALIFORNIA
Arcadia                                         Santa Anita            151,000
Brea                                              Brea Mall            195,000
Canoga Park                                         Topanga            154,000
Cerritos                                Los Cerritos Center            122,000
Corte Madera                    The Village at Corte Madera            116,000
Costa Mesa                                South Coast Plaza            235,000
Escondido                                      North County            156,000
Glendale                                  Glendale Galleria            147,000
Los Angeles                               Westside Pavilion            150,000
Mission Viejo                    The Shops at Mission Viejo            172,000
Montclair                                   Montclair Plaza            134,000
Palo Alto                          Stanford Shopping Center            187,000
Pleasanton                                  Stoneridge Mall            173,000
Redondo Beach                     The Galleria at South Bay            161,000
Riverside                The Galleria at Tyler in Riverside            164,000
Roseville                             Galleria at Roseville            149,000
Sacramento                                       Arden Fair            190,000
San Diego                             Fashion Valley Center            220,000
San Diego                                      Horton Plaza            151,000
San Diego                           University Towne Centre            130,000
San Francisco                           Stonestown Galleria            174,000
San Francisco                 San Francisco Shopping Centre            350,000
San Jose                                        Valley Fair            232,000
San Mateo                         Hillsdale Shopping Center            149,000
Santa Ana                               MainPlace/Santa Ana            169,000
Santa Barbara                                   Paseo Nuevo            186,000
Walnut Creek                                 Broadway Plaza            193,000

EAST COAST GROUP
CONNECTICUT
Farmington                                        Westfarms            189,000

FLORIDA
Boca Raton                        Town Center at Boca Raton            193,000
Tampa                                   International Plaza            172,000

GEORGIA
Atlanta                                      Perimeter Mall            243,000
Buford                                      Mall of Georgia            172,000

MARYLAND
Annapolis                                    Annapolis Mall            162,000
Bethesda                                    Montgomery Mall            225,000
Columbia                               The Mall in Columbia            173,000
Towson                                   Towson Town Center            205,000

NEW JERSEY
Edison                                           Menlo Park            266,000
Freehold                              Freehold Raceway Mall            174,000
Paramus                                  Garden State Plaza            282,000
Short Hills                         The Mall at Short Hills            188,000

NEW YORK
Garden City                                 Roosevelt Field            241,000
White Plains                                The Westchester            219,000

PENNSYLVANIA
King of Prussia                The Plaza at King of Prussia            238,000

RHODE ISLAND
Providence                                 Providence Place            206,000

VIRGINIA
Arlington               The Fashion Centre at Pentagon City            241,000
McLean                                 Tysons Corner Center            253,000
Norfolk                                    MacArthur Center            166,000

CENTRAL STATES

ILLINOIS
Chicago                                     Michigan Avenue            271,000
Oak Brook                                   Oakbrook Center            249,000
Schaumburg                        Woodfield Shopping Center            215,000
Skokie                                   Old Orchard Center            209,000

INDIANA
Indianapolis                                  Circle Centre            216,000

KANSAS
Overland Park                                 Oak Park Mall            219,000

MICHIGAN
Troy                                    Somerset Collection            258,000

MINNESOTA
Bloomington                                 Mall of America            240,000

OHIO
Beachwood                                   Beachwood Place            231,000
Columbus                                 Easton Town Center            174,000

                                                                    STORE SQUARE
LOCATION                             STORE NAME                        FOOTAGE
---------                ----------------------------------         ------------
TEXAS
Dallas                                      Dallas Galleria            249,000
Frisco                                    Stonebriar Centre            149,000
Hurst                                       North East Mall            149,000

NORTHWEST GROUP

ALASKA
Anchorage                                         Anchorage             97,000

COLORADO
Broomfield                                FlatIron Crossing            172,000
Littleton                                      Park Meadows            245,000

OREGON
Portland                              Clackamas Town Center            121,000
Portland                                  Downtown Portland            174,000
Portland                                       Lloyd Center            150,000
Salem                                          Salem Center             71,000
Tigard                                    Washington Square            189,000

UTAH
Murray                                        Fashion Place            110,000
Salt Lake City                             Crossroads Plaza            140,000

WASHINGTON
Bellevue                                    Bellevue Square            285,000
Lynnwood                                     Alderwood Mall            127,000
Seattle                                    Downtown Seattle            383,000
Seattle                                           Northgate            122,000
Spokane                                             Spokane            137,000
Tacoma                                          Tacoma Mall            134,000
Tukwila                                         Southcenter            170,000
Vancouver                                    Vancouver Mall             71,000

OTHER

Honolulu, HI                        Women's Ala Moana Shoes             14,000
Honolulu, HI                          Men's Ala Moana Shoes              8,000
Faconnable                               U.S. (4 boutiques)             40,000
Faconnable                     International (24 boutiques)             81,000

NORDSTROM RACK GROUP

Chandler, AZ                         Chandler Festival Rack             37,000
Phoenix, AZ                                     Last Chance             48,000
Scottsdale, AZ                           The Promenade Rack             38,000
Brea, CA                              Brea Union Plaza Rack             45,000
Chino, CA                            Chino Marketplace Rack             30,000
Colma, CA                                        Colma Rack             31,000
Costa Mesa, CA                            Metro Pointe Rack             50,000
Glendale, CA                   Glendale Fashion Center Rack             36,000
Los Angeles, CA                     The Promenade at Howard
                                         Hughes Center Rack             41,000
Oxnard, CA                   Esplanade Shopping Center Rack             38,000
Roseville, CA                    Creekside Town Center Rack             36,000
Sacramento, CA                 Howe `Bout Arden Center Rack             54,000
San Diego, CA                           Mission Valley Rack             57,000
San Francisco, CA                          555 Ninth Street
                                         Retail Center Rack             43,000
San Jose, CA                             Westgate Mall Rack             48,000
San Leandro, CA                            San Leandro Rack             44,000
Woodland Hills, CA                             Topanga Rack             64,000
Littleton, CO                      Meadows Marketplace Rack             34,000
Broomfield, CO                    Flatiron Marketplace Rack             36,000
Buford, GA                    Mall of Georgia Crossing Rack             44,000
Honolulu, HI                      Victoria Ward Center Rack             34,000
Northbrook, IL                              Northbrook Rack             40,000
Oak Brook, IL                        The Shops at Oak Brook
                                                 Place Rack             42,000
Schaumburg, IL                               Woodfield Rack             45,000
Gaithersburg, MD                          Gaithersburg Rack             49,000
*Silver Spring, MD                          City Place Rack             37,000
Towson, MD                                      Towson Rack             31,000
Grand Rapids, MI                     Centerpointe Mall Rack             40,000
Troy, MI                              Troy Marketplace Rack             40,000
Bloomington, MN                        Mall of America Rack             41,000
Las Vegas, NV                    Silverado Ranch Plaza Rack             33,000
Westbury, NY                    The Mall at the Source Rack             48,000
Beaverton, OR                  Tanasbourne Town Center Rack             53,000
Clackamas, OR                      Clackamas Promenade Rack             28,000
Portland, OR                         Downtown Portland Rack             19,000
Philadelphia, PA                   Franklin Mills Mall Rack             43,000
Hurst, TX                 The Shops at North East Mall Rack             40,000
Plano, TX                        Preston Shepard Place Rack             39,000
Salt Lake City, UT                          Sugarhouse Rack             31,000
Dulles, VA                        Dulles Town Crossing Rack             41,000
Woodbridge, VA                           Potomac Mills Rack             46,000
Auburn, WA                           SuperMall of the Great
                                             Northwest Rack             48,000
Bellevue, WA                             Factoria Mall Rack             46,000
Lynnwood, WA                         Golde Creek Plaza Rack             38,000
Seattle, WA                           Downtown Seattle Rack             42,000
Spokane, WA                             NorthTown Mall Rack             28,000


* Store closed January 21, 2002, however it has been treated as open for the full year.

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

GENERAL OFFICES
1617 Sixth Avenue
Seattle, Washington 98101-1742
Telephone (206) 628-2111

ANNUAL MEETING
May 21, 2002 at 11:00 a.m.
Pacific Daylight Time
Nordstrom Downtown Seattle Store
John W. Nordstrom Room, fifth floor
1617 Sixth Avenue
Seattle, Washington 98101-1742

FORM 10-K
The Company's annual report on Form 10-K for the year ended January 31, 2002 will be provided to shareholders upon written request to:
Nordstrom, Inc. Investor Relations
P.O. Box 2737
Seattle, Washington 98111
Or by calling (206) 303-3200

SHAREHOLDER INFORMATION
Please visit WWW.NORDSTROM.COM to obtain shareholder information. In addition, the Company is always willing to discuss matters of concern to shareholders, including its vendor standards compliance mechanisms and progress in achieving compliance.