Form 10-K, Exhibit 13
period 2003-01-31
NORDSTROM INC
filed 2003-04-17
CIK 72333

                                                                               .
                                                                               .
                                                                               .
                                                                    Exhibit 13.1


financial highlights
Dollars in thousands except per share amounts

FISCAL YEAR                                                   2002            2001     % CHANGE
-----------                                                   ----            ----     --------

Net sales                                                  $5,975,076     $5,634,130      6.1
Earnings before income taxes and
   cumulative effect of accounting change                     195,624        204,488     (4.3)
Earnings before cumulative effect of accounting change        103,583        124,688     (16.9)
Net earnings                                                   90,224        124,688     (27.6)
Basic earnings per share                                          .67            .93     (28.0)
Diluted earnings per share                                        .66            .93     (29.0)
Cash dividends paid per share                                     .38            .36      5.6


COMP-STORE SALES % CHANGE

[LINE CHART]

92               1.4%
93               2.7%
94               4.4%
95              -0.7%
96               0.6%
97               4.0%
98              -2.7%
99              -1.1%
00               0.3%
01              -2.9%
02               1.4%

SALES PER SQUARE FOOT

[LINE CHART]

92               $381
93               $383
94               $395
95               $382
96               $377
97               $384
98               $362
99               $350
00               $342
01               $321
02               $319

GROSS PROFIT % OF SALES

[LINE CHART]

92               31.6%
93               31.2%
94               33.3%
95               31.9%
96               30.9%
97               32.2%
98               33.8%
99               34.8%
00               34.0%
01               33.2%
02               33.5%

SG&A AS A % OF SALES

[LINE CHART]

92               26.4%
93               26.2%
94               26.4%
95               27.6%
96               27.7%
97               27.5%
98               28.3%
99               29.6%
00               31.6%
01               30.6%
02               30.3%


TABLE OF CONTENTS

12      MANAGEMENT'S DISCUSSION AND ANALYSIS
21      INDEPENDENT AUDITORS' AND MANAGEMENT REPORTS
22      CONSOLIDATED STATEMENTS OF EARNINGS
23      CONSOLIDATED BALANCE SHEETS
24      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
25      CONSOLIDATED STATEMENTS OF CASH FLOWS
26      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
44      ELEVEN-YEAR STATISTICAL SUMMARY
46      RETAIL STORE FACILITIES
48      OFFICERS OF THE CORPORATION AND EXECUTIVE TEAM
49      BOARD OF DIRECTORS
49      SHAREHOLDER INFORMATION

VIEW THIS ENTIRE REPORT ONLINE. PLEASE VISIT WWW.NORDSTROM.COM TO SEE THIS REPORT AND OBTAIN THE LATEST AVAILABLE INFORMATION.

management's discussion
and analysis


OVERVIEW

Nordstrom is a fashion specialty retailer offering a wide selection of high-quality apparel, shoes and accessories for men, women and children. We believe that we offer our customers an exceptional shopping experience by providing superior service and distinctive merchandise with an emphasis on quality and value. We also offer our products through multiple retail channels including our full-line stores, Nordstrom Rack stores, our catalogs and on the Internet.

Our financial performance is driven largely by our ability to generate positive comparable store sales, successfully execute store openings, manage inventory and control expenses. To that end, our goals for 2002 were to drive top-line growth, implement our new perpetual inventory system and continue lowering expense levels as a percent of sales.

During 2002, we were able to generate comparable store sales gains of 1.4%. We are encouraged by these gains in this challenging retail and economic environment. In recent years, our sales per square foot have declined as we have ventured into new markets and opened new stores. This year our sales per square foot decline slowed. In 2002, sales per square foot declined from $321 to $319, in spite of an 8% expansion in our retail square footage.

We substantially completed the implementation of our perpetual inventory system, which allows us to more effectively manage inventory. Additionally, we are implementing a new replenishment system, which is scheduled for completion in the first quarter of 2003.

Progress was made on controlling expenses in the current year. In 2002, selling, general and administrative expenses as a percent of sales were down 0.3% to 30.3%. This decrease is in addition to the 1.0% decrease we achieved in 2001. While we have made progress in this area, we are still focused on reaching our goal of 28.5% to 29.0% of sales in the next few years.

Our focus for 2003 is to increase top line growth through positive comparable store sales and store openings, improve gross margin performance through better inventory control, and further reduce our expenses as a percent of sales.

       PERCENTAGE OF 2002 SALES BY MERCHANDISE CATEGORY

                                  [PIE CHART]

        Women's Apparel                                              35%
        Women's Accessories                                          22%
        Shoes                                                        19%
        Men's Apparel and Furnishings                                17%
        Children's Apparel and Accessories                            4%
        Other                                                         3%



RESULTS OF OPERATIONS:

Segment results are discussed in each of the following sections as applicable.

NET SALES (IN MILLIONS)

[LINE CHART]


98               $5,049
99               $5,149
00               $5,529
01               $5,634
02               $5,975

Sales increases and comparable store sales are shown in the table below. Comparable stores are stores open at least one full fiscal year at the beginning of the fiscal year.

FISCAL YEAR                      2000        2001         2002
                                ------      ------       ------

Net sales increase                 7.4%        1.9%         6.1%
Comparable store sales:
     Full-line stores              0.2%       (2.6%)        0.7%
     Nordstrom Rack & other        1.2%       (5.9%)        7.4%
     Total                         0.3%       (2.9%)        1.4%


12  NORDSTROM INC. AND SUBSIDIARIES
management's discussion
and analysis

In 2002, net sales increased 6.1% over the prior year. This growth was primarily due to store openings. During 2002, we opened eight full-line stores, four Nordstrom Rack stores and one Faconnable boutique. We also closed one Nordstrom Rack location. The net impact was an increase to our retail square footage of 8%. Comparable store sales increased 1.4% due to increases at both full-line stores and Nordstrom Rack stores. Sales at Nordstrom Direct (formerly known as Nordstrom.com) declined slightly with a planned reduction in catalog sales partially offset by an increase in Internet sales.

Merchandise division sales were led by Women's Designer, Cosmetics and Accessories. Men's Apparel and Shoes experienced small sales declines. The Women's Designer division benefited from the addition of new vendors, close scrutiny of developing trends and a targeted marketing plan. The increase in Cosmetics was primarily due to the addition of product lines. Accessories improved by differentiating its product and offering attractive values.

In 2001, net sales increased 1.9% due to store openings. During 2001, we opened four full-line stores, eight Nordstrom Rack stores and three Faconnable boutiques. We also closed one Nordstrom Rack store and one full-line store. The net impact was an increase to our retail square footage of 6%. New store sales were partially offset by negative comparable store sales and a decline in sales at Nordstrom Direct. The most significant sales declines were in Men's Apparel and Shoes while Women's Apparel was essentially flat.

In 2003, we plan to open four full-line stores and two Nordstrom Rack stores, increasing retail square footage by approximately 4%. Because of the continued challenging retail environment, comparable store sales are expected to be flat to slightly positive.

GROSS PROFIT

FISCAL YEAR                                2000        2001       2002
                                           ----        ----       ----
Gross profit as a percent of net sales     34.0%       33.2%      33.5%


Gross profit as a percentage of net sales improved in 2002 due to better inventory management. In our merchandising divisions, improvement in gross profit rate offset lower sales in certain categories. Merchandise division gross profit was led by both Women's and Men's Apparel. Additionally, costs related to our private label operations improved. Total inventory increased as we added new stores, however, inventory per square foot declined due to improved performance at full-line stores partially offset by inventory increases at our Nordstrom Rack division. Total shrinkage as a percentage of sales was even with the previous year.

Gross profit as a percentage of net sales declined in 2001 due to increased markdowns and new store occupancy expenses. The markdowns were taken to drive sales and to liquidate excess inventory caused by the decrease in comparable store sales. Inventory declines at comparable stores were partially offset by the addition of new stores. The comparable stores inventory decrease was due to a concerted effort to reduce inventory levels during the year resulting in lower inventory per square foot. Total shrinkage as a percentage of sales was even with the previous year.

In 2003, we anticipate continuing progress in our ability to improve gross profit performance through better inventory management.

SELLING, GENERAL AND ADMINISTRATIVE

FISCAL YEAR                                2000       2001    2002
                                           ----       ----    ----
Selling, general and administrative
    expense as a percent of net sales      31.6%      30.6%   30.3%


In 2002, we recognized a charge of $15.6 million to write-down an investment in a supply chain tool intended to support our private label division. Due to changes in business strategy, we determined that this asset was impaired. This charge reduced this asset to its estimated market value.

Excluding the effect of the write-down, selling, general and administrative expenses as a percentage of net sales decreased in 2002 to 30.1% from 30.6% in the prior year. This decrease is the result of improvements in bad debt and selling expense and reductions in sales promotion. These costs were partially offset by higher distribution costs and higher information systems expense. Bad debt expense decreased as both delinquency and write-off trends stabilized. Selling expense decreased primarily due to continued efficiencies in shipping costs at Nordstrom Direct. Sales promotion decreased as Nordstrom Direct executed planned reductions in catalog size and number of mailings consistent with sales trends. Distribution costs increased primarily due to higher merchandise volumes and temporary inefficiencies caused by the implementation of our perpetual inventory system. The information


                                             NORDSTROM INC. AND SUBSIDIARIES  13
management's discussion
and analysis

systems expense increase resulted from depreciation and rollout costs of our new perpetual inventory system.

In 2000, we recognized a charge of $13.0 million for certain severance and other costs related to a change in management. Also in 2000, we recorded an impairment charge of $10.2 million. Due to changes in business strategy, we determined that several software projects under development were either impaired or obsolete.

Excluding the effect of the severance and impairment charge, selling, general and administrative expenses as a percentage of net sales decreased in 2001 to 30.6% versus 31.2% in the prior year. This improvement in selling, general and administrative expenses as a percentage of net sales is due to reductions in sales promotion and improvements in selling expenses. Sales promotion expenses decreased due to the discontinuation of a company-wide brand advertising program. Selling expenses decreased as Nordstrom Direct improved the efficiency of their shipping and call center activities. These improvements were partially offset by an increase in bad debt on our credit cards due to increased delinquencies and write-offs.

In 2003, selling, general and administrative expenses as a percent of net sales are expected to improve slightly as we continue our focus on expense management.

INTEREST EXPENSE, NET

Interest expense, net increased 9.2% in 2002 primarily due to lower capitalized interest. Capitalized interest decreased due to lower average balances during the year for construction and software in progress.

Interest expense, net increased 19.7% in 2001 due to higher average borrowings, partially offset by a decrease in interest rates.

Interest expense, net for 2003 is expected to be flat with 2002.

WRITE-DOWN OF STREAMLINE.COM, INC.

We held an investment in Streamline.com, Inc., an Internet grocery and consumer goods delivery company. Streamline ceased its operations effective November 2000. During 2000 we wrote off our entire investment in Streamline, for a total expense of $32.9 million.

MINORITY INTEREST PURCHASE AND REINTEGRATION COSTS

During 2002, we purchased the outstanding shares of Nordstrom.com, Inc. series C preferred stock for $70.0 million. The excess of the purchase price over the fair market value of the preferred stock and professional fees resulted in a one-time charge of $42.7 million. No tax benefit was recognized on the share purchase, as we do not believe it is probable that this benefit will be realized. The impact of not recognizing this income tax benefit increased our effective tax rate to 47% before the cumulative effect of accounting change.

Also in 2002, $10.4 million of expense was recognized related to the purchase of the outstanding Nordstrom.com options and warrants.

SERVICE CHARGE INCOME AND OTHER, NET (IN MILLIONS)

[LINE CHART]

98              $110
99              $117
00              $131
01              $134
02              $141


Service charge income and other, net increased in 2002 primarily due to gains recorded from our VISA securitization. Securitization gains increased this year as credit spreads improved, the cost of funds decreased and bad debt write-offs stabilized. This increase was partially offset by a decline in service charge and late fee income resulting from a decline in our private label accounts receivable.

Service charge income declined slightly in 2001 due to lower interest rates, flat credit sales and a steady number of credit accounts.

In 2003, service charge income is expected to be higher due to a small increase in credit sales and credit accounts, and adjustments to interest rates charged.


14  NORDSTROM INC. AND SUBSIDIARIES
management's discussion
and analysis

DILUTED EARNINGS PER SHARE

[LINE CHART]

98              $1.41
99              $1.46
00              $0.78
01              $0.93
02              $0.66

Earnings per share decreased in 2002 due to the write down of the supply chain tool, the minority interest purchase and reintegration costs and the cumulative effect of accounting change. Excluding the impact of these charges, earnings per share would have been $1.19, an increase from the prior year of 28.0%. This increase was primarily driven by an increase in comparable store sales, an improvement in gross profit percent and a decrease in selling, general and administrative expenses as a percent of sales.

Earnings per share for 2001 were 19.2% higher than 2000 due to charges recognized in 2000, which include the write-down of Streamline, the management severance and the asset impairments. Excluding the impact of these charges, 2000 earnings per share would have been $1.04 resulting in a 2001 earnings per share decrease of 10.6%. This decrease is primarily due to a decline in comparable store sales and a decline in gross profit percent offset by decreases in selling, general and administrative expenses as a percent of sales.

FOURTH QUARTER RESULTS

Fourth quarter 2002 earnings per share were $0.44 compared with $0.38 in 2001. Total sales for the quarter increased by 7.3% versus the same quarter in the prior year and comparable store sales increased by 1.9%. The increase in sales was primarily due to the opening of eight full-line stores and four Nordstrom Rack stores during the year. Gross profit as a percentage of sales was flat with the same quarter in the prior year.

Selling, general and administrative expenses as a percent of sales decreased in the quarter compared to the prior year primarily due to improved selling costs and reduced sales promotion offset by higher distribution costs and information systems expense.

LIQUIDITY AND CAPITAL RESOURCES

We finance our working capital needs, capital expenditures, acquisitions and share repurchase activity with a combination of cash flows from operations and borrowings.

We believe that our operating cash flows, existing cash and available credit facilities are sufficient to finance our operations and planned growth for the foreseeable future.

OPERATING ACTIVITIES

Our operations are seasonal in nature. The second quarter, which includes our Anniversary Sale, accounts for approximately 28% of net sales, while the fourth quarter, which includes the holiday season, accounts for about 29% of net sales. Cash requirements are highest in the third quarter as we build our inventory for the holiday season.

The decrease in net cash provided by operating activities between 2002 and 2001 was primarily due to increases in inventories and accounts receivable partially offset by an increase in net earnings before noncash items and an increase in our accrual for income taxes. Inventory grew as we added stores during the year. Accounts receivable increased as Nordstrom VISA credit sales improved. The increased income tax accrual resulted from the timing of payments.

Net cash provided by operating activities increased approximately $235 million in 2001 compared to 2000 primarily due to decreases in inventories and accounts receivable. The inventories decreased as a result of improved inventory management, while accounts receivable declined due to lower credit sales.

In 2003, cash flows provided by operating activities are expected to remain fairly consistent with 2002. Inventory increases from store openings are expected to slow, offset by slower increases in accounts payable. Accounts receivable should increase modestly as credit sales grow.

INVESTING ACTIVITIES

For the last three years, investing activities have primarily consisted of capital expenditures, the minority interest purchase of Nordstrom.com and the acquisition of Faconnable.


                                             NORDSTROM INC. AND SUBSIDIARIES  15
management's discussion
and analysis


CAPITAL EXPENDITURES

Our capital expenditures over the last three years totaled approximately $738 million, net of developer reimbursements, principally to add stores, improve existing facilities and purchase or develop new information systems. More than
3.9 million square feet of retail store space has been added during this period, representing an increase of 27% since January 31, 2000.

We plan to spend approximately $700-$750 million, net of developer reimbursements, on capital projects during the next three years. Compared to the previous three years, we plan to open fewer stores, slow spending on information systems and increase our spending on the improvement of existing facilities. In the information systems area, we are in the process of replacing our point of sale system, which we expect to be substantially completed by 2004.

At January 31, 2003, approximately $227 million has been contractually committed primarily for the construction of new stores or remodeling of existing stores. Although we have made commitments for stores opening in 2003 and beyond, it is possible that some stores may not be opened as scheduled because of delays in the development process, or because of the termination of store site negotiations.

TOTAL SQUARE FOOTAGE (IN THOUSANDS)

[LINE CHART]

98              13,593
99              14,487
00              16,056
01              17,048
02              18,428

ACQUISITION

In 2000, we acquired Faconnable, S.A.S. in exchange for $88 million of cash and 5,074,000 shares of our common stock, for a total consideration of $169 million. The purchase provides for a contingent payment to a former owner that may be paid after five years from the acquisition date. If the former owner continues to have involvement in the business and performance targets are met, the contingent payment could approximate $12 million. The contingent payment will be expensed when it becomes probable that the targets will be met.

FINANCING ACTIVITIES

Financing activities primarily consist of share repurchases, dividend payments, as well as proceeds and payments on debt.

SHARE REPURCHASE

In May 1995, the Board of Directors authorized $1.1 billion of share repurchases. As of January 31, 2003, we have purchased 39 million shares of our common stock for $1 billion, with remaining share repurchase authority of $82 million. The share repurchase represents 24% of the shares outstanding as of May 1995 after adjusting for the 1998 stock split, at an average price per share of $25.93.

DIVIDENDS

In 2002, we paid $.38 per share in common stock dividends, the sixth consecutive annual dividend increase. We paid $.36 and $.35 per share of common stock in fiscal 2001 and 2000.

DEBT TO CAPITAL RATIO

By the end of 2001, our debt to capital ratio had increased to 52.1% as a result of retail expansion, share repurchases and an acquisition. By the end of 2002, this ratio had decreased to 49.6%. Our near-term goal is to reduce this ratio to be in the range of 40% to 45%.

DEBT

In May 2002, we replaced the $200 million variable funding note backed by Nordstrom VISA credit card receivables with 5-year term notes also backed by the VISA credit card receivables. Class A and B notes with a combined face value of $200 million were issued to third party investors. We used the proceeds to retire the $200 million outstanding on the variable funding note. Based on SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" this debt and the related assets are not reflected in our consolidated balance sheets.

16 NORDSTROM INC. AND SUBSIDIARIES
management's discussion
and analysis


In November 2001, we issued $300 million of Class A notes backed by Nordstrom private label receivables. These notes bear a fixed interest rate of 4.82% and have a maturity of five years. Both the debt and related assets are included in our consolidated balance sheets. A portion of the proceeds was used to pay-down approximately $77 million in medium-term notes and the purchase of Nordstrom.com, Inc.'s preferred stock for $70 million. The remaining proceeds will be used for general corporate purposes and capital expansion.

In October 2000, we issued $300 million of 8.95% senior notes due in 2005. These proceeds were used to reduce short-term indebtedness, to fund the acquisition of Faconnable, and for general corporate purposes.

INTEREST RATE SWAPS

We entered into a variable interest rate swap agreement in the fourth quarter of 2002. The swap had a $250 million notional amount and a six-year term. Under the agreement, we received a fixed rate of 5.63% and paid a variable rate based on LIBOR plus a margin of 1.31% set at six-month intervals (3.25% at January 31, 2003). The swap agreement qualified as a fair value hedge and was recorded at fair value in other assets at January 31, 2003. Subsequent to January 31, 2003, we sold the interest rate swap and received cash of $2.3 million, which will be recognized as interest income evenly over the remaining life of the related debt.

In the third quarter of 2002, we sold the interest rate swap that converted our $300 million, 8.95% fixed-rate debt to variable rate. We received cash of $4.9 million, which will be recognized as interest income evenly over the remaining life of the related debt.

NONCASH FINANCING

We own 49% of a limited partnership which constructed a new corporate office building in which we are the primary occupant. During the first quarter of 2002, the limited partnership refinanced its construction loan obligation with an $85 million mortgage secured by the property, of which $79 million was included in our balance sheet at January 31, 2003. The obligation has a fixed interest rate of 7.68% and a term of 18 years.

AVAILABLE CREDIT

In November 2001, we entered into a $300 million unsecured revolving credit facility that expires in November 2004. As of January 31, 2003, no borrowings have been made against this revolving credit facility.

Also in November 2001, we issued a variable funding note backed by Nordstrom private label receivables with a $200 million capacity. As of January 31, 2003, no borrowings were outstanding against this note.

Additionally, we have universal shelf registrations on file with the Securities and Exchange Commission that permit us to offer an additional $450 million of securities to the public. These registration statements allow us to issue various types of securities, including debt, common stock, warrants to purchase common stock, warrants to purchase debt securities and warrants to purchase or sell foreign currency.

CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations and the expected effect on liquidity and cash flows.

                                  LESS THAN     1-3        4-5      OVER 5
FISCAL YEAR            TOTAL        1 YEAR     YEARS      YEARS      YEARS
                       -----        ------     -----      -----      -----
Long-term Debt       $1,338.4     $    5.2   $  407.9   $  307.1   $  618.2
Capital Leases           16.0          1.1        2.2        2.2       10.5
Operating Leases        780.4         73.2      141.3      123.9      442.0
Construction
    Commitments         227.3        165.2       62.1         --         --
                     --------     --------   --------   --------   --------
TOTAL                $2,362.1     $  244.7   $  613.5   $  433.2   $1,070.7
                     --------     --------   --------   --------   --------


                                             NORDSTROM INC. AND SUBSIDIARIES  17
management's discussion
and analysis


DEBT RATINGS

The following table shows our credit ratings at the date of this report.

                                                  Standard
CREDIT RATINGS                       Moody's*     and Poor's*
                                     --------     -----------
Senior unsecured debt                 Baa1             A-

Commercial paper                       P-2            A-2

*    negative outlook


These ratings could change depending on our performance and other factors. A significant ratings drop could result in the termination of the $200 million Nordstrom private label receivables variable funding note and a change in interest rates on the $300 million 8.95% senior notes and the $300 million revolving credit facility. The remainder of our outstanding debt is not subject to termination or interest rate adjustments based on changes in credit ratings.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. We regularly evaluate our estimates including those related to doubtful accounts, inventory valuation, intangible assets, income taxes, self-insurance liabilities, post-retirement benefits, contingent liabilities and litigation. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following discussion highlights the policies we feel are critical.

REVENUE RECOGNITION

We recognize revenues net of estimated returns and exclude sales tax. Retail stores record revenue at the point of sale. Catalog and Internet sales include shipping revenue and are recorded upon delivery to the customer. Our sales return liability is estimated based on historical return levels.

INVENTORY

Our inventory is stated at the lower of cost or market using the retail inventory method (first-in, first-out basis). Under the retail method, inventory is valued by applying a cost-to-retail ratio to the ending retail value of inventory. As our inventory retail value is adjusted regularly to reflect market conditions, our inventory method approximates the lower of cost or market. Factors considered in determining markdowns include current and anticipated demand, customer preferences, age of the merchandise and fashion trends. We also reserve for obsolescence based on historical trends and specific identification. Shrinkage is estimated as a percentage of sales for the period from the last inventory date, based on historical shrinkage losses.

VENDOR ALLOWANCES

We receive allowances from merchandise vendors for purchase price adjustments, cooperative advertising programs and cosmetic selling expenses. Purchase price adjustments are recorded as a reduction of cost of sales at the point they have been earned and the related merchandise has been sold. Allowances for cooperative advertising programs and cosmetic selling expenses are recorded as a reduction of selling, general and administrative expense when the advertising or selling expense is incurred.

SELF INSURANCE

We are self insured for certain losses related to health and welfare, workers' compensation and general liability. We record estimates of the total cost of claims incurred as of the balance sheet date. These estimates are based on analysis of historical data and actuarial estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

We evaluate the collectibility of our customer accounts receivable based on several factors, including historical trends, aging of accounts, write-off experience and expectations of future performance. Delinquent accounts are usually written off after the passage of 151 days without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of customer bankruptcy or other circumstances that make further collection unlikely.

OFF-BALANCE SHEET FINANCING

We have $200 million in outstanding term notes backed by our Nordstrom VISA credit card receivables. On an ongoing basis, our Nordstrom VISA receivables are transferred to a master note trust which has issued Class A and B notes to third party investors. We hold securities that represent our retained interests in the trust.


18 NORDSTROM INC. AND SUBSIDIARIES
management's discussion
and analysis


We recognize gains or losses on the sale of Nordstrom VISA receivables to the trust based on the difference between the face value of the receivables sold and the fair value of the assets created during the securitization process. The fair value of the assets is calculated as the present value of their expected cash flows. The discount rates used to calculate present value represent the volatility and risk of the assets. Significant assumptions and judgments are made to estimate the present value of expected cash flows and to determine the fair value of our retained interest. We have no other off-balance sheet transactions.

REALIZATION OF DEFERRED TAX ASSETS

In January 2003, we sold our Denver Credit facility generating a capital gain for tax purposes of $15.4 million, which was used to offset a portion of our existing capital loss carryforwards. Capital loss carryforwards of $19.0 million remain available to offset capital gain income in the next three years. No valuation allowance reserve has been provided because we believe it is probable that the full benefit of these carryforwards will be realized.

Our purchase of the outstanding shares of Nordstrom.com, Inc. series C preferred stock resulted in an expense of $40.4 million which we believe will not be deductible for tax purposes. As a result, we have established a valuation allowance reserve of $16.5 million to offset the deferred tax asset related to this purchase.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 141 "Business Combinations" - SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of goodwill separate from other intangible assets. Adoption of SFAS No. 141 did not have a material impact on our financial statements.

SFAS No. 142 "Goodwill and Other Intangible Assets" - Under SFAS No. 142, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. Adoption of SFAS No. 142 resulted in an impairment charge and a reduction in amortization expense, which is detailed in Note 2 of the Notes to Consolidated Financial Statements.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" - SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but establishes new criteria for asset classification and broadens the scope of qualifying discontinued operations. The adoption of this statement did not have a material impact on our financial statements.

We adopted SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in the second quarter of 2002. SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements related to extinguishments of debt, provisions of the Motor Carrier Act of 1980 and lease transactions. The adoption of this statement did not have a material impact on our financial statements.

SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" was also adopted by us in the second quarter of 2002. SFAS No. 146 nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" by requiring that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus when an entity is committed to an exit plan. The adoption of this statement did not have a material impact on our financial statements.

We adopted SFAS No. 148 "Accounting for Stock-Based Compensation" in the fourth quarter of 2002. SFAS No. 148 amends SFAS No. 123 of the same name and provides alternative transition methods for a voluntary change to fair value based accounting for stock-based employee compensation. SFAS No. 148 also requires more prominent and frequent disclosures about the effects of stock-based compensation. Adoption of SFAS No. 148 did not have a material impact on our financial statements.

In November 2002, the Emerging Issues Task Force reached a consensus on certain issues discussed in EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor." This pronouncement addresses the timing and classification of cash payments received by a reseller from a vendor. Adoption of EITF 02-16 did not have a material impact on our financial statements.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including


                                             NORDSTROM INC. AND SUBSIDIARIES  19
management's discussion
and analysis


Indirect Guarantees of the Indebtedness of Others." FIN 45 elaborates on the disclosures made by a guarantor and also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Adoption of FIN 45 in the fourth quarter of 2002 did not have a material impact on our financial statements.

CAUTIONARY STATEMENT

The preceding disclosures included forward-looking statements regarding our performance, liquidity and adequacy of capital resources. These statements are based on our current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements are qualified by the risks and challenges posed by increased competition, shifting consumer demand, changing consumer credit markets, changing capital markets, changing interest rates and general economic conditions, hiring and retaining effective team members, sourcing merchandise from domestic and international vendors, investing in new business strategies, achieving our growth objectives and the impact of economic and competitive market forces, including the impact of terrorist activity or the impact of war. As a result, while we believe there is a reasonable basis for the forward-looking statements, you should not place undue reliance on those statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and the Eleven-Year Statistical Summary.


20  NORDSTROM INC. AND SUBSIDIARIES
independent auditors'
and management reports

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries (the "Company") as of January 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The Company changed its method of accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, for the year ended January 31, 2003, as discussed in Note 2 to the consolidated financial statements.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Seattle, Washington

March 28, 2003


MANAGEMENT REPORT

We are responsible for preparing our financial statements and the other information that appears in the annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include estimates based on our best judgment.

We maintain a comprehensive system of internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with established procedures. The concept of reasonable assurance is based on the recognition that the cost of maintaining the system of internal accounting controls should not exceed the benefit derived from the system.

Deloitte and Touche LLP audits our financial statements in accordance with auditing standards generally accepted in the United States of America and provides an objective, independent review of our internal controls and the fairness of our reported financial condition and results of operations.

The Audit Committee, which is comprised of six independent directors, meets periodically with our management and the independent auditors to ensure that each is properly fulfilling its responsibilities. The Committee oversees our systems of internal control, accounting practices, financial reporting and audits to ensure their quality, integrity and objectivity are sufficient to protect shareholders' investments.


/s/ Michael G. Koppel

Michael G. Koppel

Executive Vice President and Chief Financial Officer


                                             NORDSTROM INC. AND SUBSIDIARIES  21
consolidated statements of earnings

 Dollars in thousands except per share amounts

                                                                        % OF                      % OF                        % OF
 YEAR ENDED JANUARY 31,                                     2003       SALES          2002       SALES           2001        SALES
                                                       -----------    -------     -----------   -------      -----------    -------
Net sales                                              $ 5,975,076      100.0     $ 5,634,130     100.0      $ 5,528,537      100.0
Cost of sales and related
      buying and occupancy                              (3,971,372)     (66.5)     (3,765,859)    (66.8)      (3,649,516)     (66.0)
                                                       -----------    -------     -----------   -------      -----------    -------
Gross profit                                             2,003,704       33.5       1,868,271      33.2        1,879,021       34.0
Selling, general and administrative                     (1,813,968)     (30.3)     (1,722,635)    (30.6)      (1,747,048)     (31.6)
                                                       -----------    -------     -----------   -------      -----------    -------
Operating income                                           189,736        3.2         145,636       2.6          131,973        2.4
Interest expense, net                                      (81,921)      (1.4)        (75,038)     (1.4)         (62,698)      (1.1)
Write-down of investment                                        --         --              --        --          (32,857)      (0.6)
Minority interest purchase and reintegration costs         (53,168)      (0.9)             --        --               --         --
Service charge income and other, net                       140,977        2.4         133,890       2.4          130,600        2.3
                                                       -----------    -------     -----------   -------      -----------    -------
Earnings before income taxes and cumulative
      effect of accounting change                          195,624        3.3         204,488       3.6          167,018        3.0
Income taxes                                               (92,041)      (1.6)        (79,800)     (1.4)         (65,100)      (1.2)
                                                       -----------    -------     -----------   -------      -----------    -------
Earnings before cumulative effect of
      accounting change                                    103,583        1.7         124,688       2.2          101,918        1.8
Cumulative effect of accounting change
      (net of tax)                                         (13,359)      (0.2)             --        --               --         --
                                                       ------------   --------    -----------   -------      -----------    -------
NET EARNINGS                                           $    90,224        1.5     $   124,688       2.2      $   101,918        1.8
                                                       -----------    -------     -----------   -------      -----------    -------
Basic earnings per share                               $      0.67                $      0.93                $      0.78
                                                       -----------                -----------                -----------
Diluted earnings per share                             $      0.66                $      0.93                $      0.78
                                                       -----------                -----------                -----------
Cash dividends paid per share                          $      0.38                $      0.36                $      0.35
                                                       -----------                -----------                -----------

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


22  NORDSTROM INC. AND SUBSIDIARIES
consolidated balance sheets

 Dollars in thousands

 JANUARY 31,                                              2003             2002
                                                       -----------      -----------
 ASSETS
 Current assets:
      Cash and cash equivalents                        $   208,329      $   331,327
      Accounts receivable, net                             759,262          698,475
      Merchandise inventories                              953,112          888,172
      Prepaid expenses                                      40,261           36,888
      Other current assets                                 111,654          102,249
                                                       -----------      -----------
 Total current assets                                    2,072,618        2,057,111
 Land, buildings and equipment, net                      1,761,544        1,761,082
 Goodwill, net                                              40,355           38,198
 Tradename, net                                            100,133          100,133
 Other assets                                              121,726           94,655
                                                       -----------      -----------
 TOTAL ASSETS                                          $ 4,096,376      $ 4,051,179
                                                       -----------      -----------
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
      Notes payable                                    $       244      $       148
      Accounts payable                                     414,754          490,988
      Accrued salaries, wages and related benefits         260,562          236,373
      Income taxes and other accruals                      188,986          144,402
      Current portion of long-term debt                      5,545           78,227
                                                       -----------      -----------
 Total current liabilities                                 870,091          950,138
 Long-term debt                                          1,341,826        1,351,044
 Deferred lease credits                                    383,100          342,046
 Other liabilities                                         129,302           93,463
 Shareholders' equity:
      Common stock, no par:
         500,000,000 shares authorized;
         135,444,041 and 134,468,608
         shares issued and outstanding                     358,069          341,316
      Unearned stock compensation                           (2,010)          (2,680)
      Retained earnings                                  1,014,105          975,203
      Accumulated other comprehensive earnings               1,893              649
                                                       -----------      -----------
 Total shareholders' equity                              1,372,057        1,314,488
                                                       -----------      -----------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 4,096,376      $ 4,051,179
                                                       -----------      -----------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                              NORDSTROM INC. AND SUBSIDIARIES 23
consolidated statements
of shareholders' equity

  Dollars in thousands except per share amounts

                                                                                                   Accum. Other
                                              Common Stock          Unearned Stock    Retained    Comprehensive
                                           Shares        Amount      Compensation     Earnings       Earnings        Total
                                        ------------  ------------   ------------   ------------   ------------   ------------
BALANCE AT FEBRUARY 1, 2000             132,279,988   $    247,559   $     (8,593)  $    929,616   $     17,032   $  1,185,614
   Net earnings                                  --             --             --        101,918             --        101,918
   Other comprehensive earnings:
     Unrealized loss on investment
      during period, net of tax                  --             --             --             --        (23,461)       (23,461)
     Reclassification of realized loss,
      net of tax                                 --             --             --             --          6,429          6,429
     Foreign currency translation
      adjustment                                 --             --             --             --          2,824          2,824
                                                                                                                  ------------
   Comprehensive net earnings:                   --             --             --             --             --         87,710
   Cash dividends paid
     ($.35 per share)                            --             --             --        (45,935)            --        (45,935)
   Issuance of common stock for:
     Stock option plans                     181,910          4,039             --             --             --          4,039
     Employee stock purchase plan           165,842          2,211             --             --             --          2,211
     Business acquisition                 5,074,000         77,696             --             --             --         77,696
   Stock compensation                       (14,075)        (1,111)         4,853             --             --          3,742
   Purchase and retirement
     of common stock                     (3,889,908)            --             --        (85,509)            --        (85,509)
                                        ------------  ------------   ------------   ------------   ------------   ------------
BALANCE AT JANUARY 31, 2001             133,797,757        330,394         (3,740)       900,090          2,824      1,229,568
   Net earnings                                  --             --             --        124,688             --        124,688
   Other comprehensive earnings:
     Foreign currency translation
      adjustment                                 --             --             --             --         (2,175)        (2,175)
                                                                                                                  -------------
   Comprehensive net earnings:                   --             --             --             --             --        122,513
   Cash dividends paid
     ($.36 per share)                            --             --             --        (48,265)            --        (48,265)
   Issuance of common stock for:
     Stock option plans                     186,165          3,788             --             --             --          3,788
     Employee stock purchase plan           541,677          6,754             --             --             --          6,754
   Stock compensation                        19,009            380          1,060             --             --          1,440
   Purchase and retirement
     of common stock                        (76,000)            --             --         (1,310)            --         (1,310)
                                        ------------  ------------   ------------   ------------   ------------   ------------
BALANCE AT JANUARY 31, 2002             134,468,608        341,316         (2,680)       975,203            649      1,314,488
   Net earnings                                  --             --             --         90,224             --         90,224
   Other comprehensive earnings:
     Foreign currency translation
      adjustment                                 --             --             --             --          7,755          7,755(1)
     SERP adjustment, net of tax                 --             --             --             --         (6,511)        (6,511)(1)
                                                                                                                  -------------
   Comprehensive net earnings:                   --             --             --             --             --         91,468
   Cash dividends paid
     ($.38 per share)                            --             --             --        (51,322)            --        (51,322)
   Issuance of common stock for:
     Stock option plans                     350,004          7,959             --             --             --          7,959
     Employee stock purchase plan           596,351          8,062             --             --             --          8,062
   Stock compensation                        29,078            732            670             --             --          1,402
                                        ------------  ------------   ------------   ------------   ------------   ------------
BALANCE AT JANUARY 31, 2003             135,444,041   $    358,069   $     (2,010)  $  1,014,105   $      1,893   $  1,372,057
                                        ------------  ------------   ------------   ------------   ------------   ------------

(1) The ending balance of the foreign currency translation adjustment and SERP adjustment, net of tax was $8,404 and $(6,511) as of January 31, 2003.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


24  NORDSTROM INC. AND SUBSIDIARIES
consolidated statements
of cash flows
  Dollars in thousands


 YEAR ENDED JANUARY 31,                                                        2003           2002           2001
                                                                             ---------      ---------      ---------
 OPERATING ACTIVITIES
 Net earnings                                                                $  90,224      $ 124,688      $ 101,918
 Adjustments to reconcile net earnings to net cash provided by operating activities:
      Depreciation and amortization of buildings and equipment                 233,931        213,089        203,048
      Amortization of intangible assets                                             --          4,630          1,251
      Amortization of deferred lease credits and other, net                    (22,179)        (8,886)       (12,761)
      Stock-based compensation expense                                           1,130          3,414          6,480
      Deferred income taxes, net                                                 6,190         16,114         (3,234)
      Cumulative effect of accounting change, net of tax                        13,359             --             --
      Write-down of investment                                                      --             --         32,857
      Impairment of IT investment                                               15,570             --         10,227
      Minority interest purchase expense                                        40,389             --             --
      Change in operating assets and liabilities, net of effects from acquisition of business:
      Accounts receivable, net                                                 (58,397)        22,556       (102,945)
      Merchandise inventories                                                 (117,379)        80,246       (120,729)
      Prepaid expenses                                                             521         (2,438)        (1,191)
      Other assets                                                               3,378        (16,770)        (3,821)
      Accounts payable                                                          (9,826)       (18,241)        58,212
      Accrued salaries, wages and related benefits                              23,763           (203)        17,850
      Income tax liabilities and other accruals                                 43,771        (10,413)         5,309
      Other liabilities                                                         14,227         12,088         (7,184)
                                                                             ---------      ---------      ---------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                                     278,672        419,874        185,287
                                                                             ---------      ---------      ---------
 INVESTING ACTIVITIES
 Capital expenditures                                                         (328,166)      (396,048)      (330,347)
 Additions to deferred lease credits                                            97,673        126,383         92,361
 Proceeds from sale-leaseback of Denver Credit facility                         20,000             --             --
 Minority interest purchase                                                    (70,000)            --             --
 Payment for acquisition, net of cash acquired                                      --             --        (83,828)
 Other, net                                                                     (3,513)        (3,104)        (1,781)
                                                                             ---------      ---------      ---------
 NET CASH USED IN INVESTING ACTIVITIES                                        (284,006)      (272,769)      (323,595)
                                                                             ---------      ---------      ---------
 FINANCING ACTIVITIES
 Proceeds (payments) from notes payable                                             96        (82,912)        12,126
 Proceeds from issuance of long-term debt                                        1,665        300,000        308,266
 Principal payments on long-term debt                                          (87,697)       (18,640)       (58,191)
 Proceeds from sale of interest rate swap                                        4,931             --             --
 Proceeds from issuance of common stock                                         14,663         10,090          5,768
 Cash dividends paid                                                           (51,322)       (48,265)       (45,935)
 Purchase and retirement of common stock                                            --         (1,310)       (85,509)
                                                                             ---------      ---------      ---------
 NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                          (117,664)       158,963        136,525
                                                                             ---------      ---------      ---------
 Net (decrease) increase in cash and cash equivalents                         (122,998)       306,068         (1,783)
 Cash and cash equivalents at beginning of year                                331,327         25,259         27,042
                                                                             ---------      ---------      ---------
 CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $ 208,329      $ 331,327      $  25,259
                                                                             ---------      ---------      ---------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


                                              NORDSTROM INC. AND SUBSIDIARIES 25
notes to consolidated
financial statements


Dollars in thousands except per share amounts

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY: We are a fashion specialty retailer offering high-quality apparel, shoes and accessories for women, men and children with 142 U.S. stores located in 27 states.

We also operate 23 Faconnable boutiques located primarily in Europe. Additionally, we generate catalog and Internet sales through Nordstrom Direct (formerly known as Nordstrom.com) and service charge income through Nordstrom Credit, Inc.

CHANGE IN FISCAL YEAR: Beginning February 1, 2003, our fiscal year end will change from January 31 to the Saturday closest to January 31. Each fiscal year will consist of four 13 week quarters, with an extra week added onto the fourth quarter every five to six years. This fiscal calendar is widely used in the retail industry.

BASIS OF PRESENTATION: The consolidated financial statements include the balances of Nordstrom, Inc. and its subsidiaries for the entire fiscal year. All significant intercompany transactions and balances are eliminated in consolidation.

USE OF ESTIMATES: We make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS: Certain reclassifications of prior year balances have been made for consistent presentation with the current year.

REVENUE RECOGNITION: We record revenues net of estimated returns and exclude sales tax. Retail stores record revenue at the point of sale. Catalog and Internet sales include shipping revenue and are recorded upon delivery to the customer.

BUYING AND OCCUPANCY COSTS: Buying costs consist primarily of salaries and expenses incurred by our merchandise managers, buyers and private label product development group. Occupancy costs include rent, depreciation, property taxes and operating costs of our retail and distribution facilities.

SHIPPING AND HANDLING COSTS: Our shipping and handling costs include payments to third-party shippers and costs to store, move and prepare merchandise for shipment. Shipping and handling costs of $42,506, $30,868 and $38,062 in 2002, 2001 and 2000 were included in selling, general and administrative expenses.

ADVERTISING: Costs for newspaper, television, radio and other media are generally expensed as they occur. Direct response advertising costs, such as catalog book production and printing costs, are expensed over the life of the catalog, not to exceed six months. Total advertising expenses were $144,482, $145,341 and $190,991 in 2002, 2001 and 2000.

STORE PREOPENING COSTS: Store opening and preopening costs are expensed as they occur.

STOCK COMPENSATION: We apply APB No. 25, "Accounting for Stock Issued to Employees," in measuring compensation costs under our stock-based compensation programs, which are described more fully in Note 17.

If we had elected to recognize compensation cost based on the fair value of the options and shares at grant date, net earnings and earnings per share would have been as follows:

YEAR ENDED JANUARY 31,                   2003            2002             2001
                                      -----------     -----------      -----------
Net earnings, as reported             $    90,224     $   124,688      $   101,918
Incremental stock-based
     compensation expense
     under fair value, net of tax         (19,674)        (17,252)         (13,458)
                                      -----------     -----------      -----------
Pro forma net earnings                $    70,550     $   107,436      $    88,460
                                      -----------     -----------      -----------
Earnings per share:
     Basic--as reported               $      0.67     $      0.93      $      0.78
     Basic--pro forma                 $      0.52     $      0.80      $      0.68
     Diluted--as reported             $      0.66     $      0.93      $      0.78
     Diluted--pro forma               $      0.52     $      0.80      $      0.67
                                      -----------     -----------      -----------


CASH EQUIVALENTS: Cash equivalents are short-term investments with a maturity of three months or less from the date of purchase.

CASH MANAGEMENT: Our cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 2002 includes $31,817 of checks not yet presented for payment drawn in excess of cash balances.


26 NORDSTROM INC. AND SUBSIDIARIES
notes to consolidated
financial statements

CUSTOMER ACCOUNTS RECEIVABLE: Based on industry practices, installments maturing in more than one year or deferred payment accounts receivable are included in current assets.

MERCHANDISE INVENTORIES: Merchandise inventories are valued at the lower of cost or market, using the retail method (first-in, first-out basis).

LAND, BUILDINGS AND EQUIPMENT: Depreciation is computed using a combination of accelerated and straight-line methods. Estimated useful lives by major asset category are as follows:

ASSET                                                     LIFE (IN YEARS)
                                                        -----------------
Buildings                                                            5-40
Store fixtures and equipment                                         3-15
Leasehold improvements             SHORTER OF LIFE OF LEASE OR ASSET LIFE
Software                                                              3-7


ASSET IMPAIRMENT: We review our intangibles and other long-lived assets annually for impairment or when circumstances indicate the carrying value of these assets may not be recoverable.

DEFERRED LEASE CREDITS: We receive developer reimbursements as incentives to construct stores in certain developments. We capitalize the property, plant and equipment for these stores during the construction period. At the end of the construction period, developer reimbursements in excess of construction costs are recorded as deferred lease credits and amortized as a reduction to rent expense, on a straight-line basis over the life of the applicable lease or operating covenant. Construction costs in excess of developer reimbursements are recorded as prepaid rent and amortized as rent expense on a straight-line basis over the life of the applicable lease or operating covenant.

FOREIGN CURRENCY TRANSLATION: The assets and liabilities of our foreign subsidiary have been translated to U.S. dollars using the exchange rates effective on the balance sheet date, while income and expense accounts are translated at the average rates in effect during the year. Resulting translation adjustments are recorded as other comprehensive earnings.

INCOME TAXES: We use the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on differences between financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

LOYALTY PROGRAMS: We have customer loyalty programs in which customers receive points for qualifying purchases. Upon the accumulation of a certain number of points, customers receive a merchandise certificate. We accrue the cost of anticipated merchandise certificate redemptions upon issuance of the certificate to the customer. The related expense is recorded in selling, general and administrative expense.

VENDOR ALLOWANCES: We receive allowances from merchandise vendors for purchase price adjustments, cooperative advertising programs and cosmetic selling expenses. Purchase price adjustments are recorded as a reduction of cost of sales at the point they have been earned and the related merchandise has been sold. Allowances for cooperative advertising programs and cosmetic selling expenses are recorded as a reduction of selling, general and administrative expense when the advertising or selling expense is incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS: The carrying amounts of cash equivalents and notes payable approximate fair value. The fair value of long-term debt, including current maturities, using quoted market prices of the same or similar issues, was approximately $1,443,000 and $1,378,000 at January 31, 2003 and 2002.

DERIVATIVES POLICY: We limit our use of derivative financial instruments to the management of foreign currency and interest rate risks. The effect of these activities is not material to our financial condition or results of operations. We have no material off-balance sheet credit risk, and the fair value of derivative financial instruments at January 31, 2003 and 2002 was not material.

RECENT ACCOUNTING PRONOUNCEMENTS:   In February 2002, we adopted
the following three pronouncements:

SFAS No. 141 "Business Combinations" - SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of goodwill separate from other intangible assets. Adoption of SFAS No. 141 did not have a material impact on our financial statements.


                                              NORDSTROM INC. AND SUBSIDIARIES 27
notes to consolidated
financial statements


SFAS No. 142 "Goodwill and Other Intangible Assets" - Under SFAS No. 142, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their estimated useful lives. Adoption of SFAS No. 142 resulted in an impairment charge and a reduction in amortization expense, which is detailed in Note 2.

SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" - SFAS No. 144 retains the fundamental provisions of SFAS No. 121, but establishes new criteria for asset classification and broadens the scope of qualifying discontinued operations. The adoption of this statement did not have a material impact on our financial statements.

We adopted SFAS No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" in the second quarter of 2002. SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements related to extinguishments of debt, provisions of the Motor Carrier Act of 1980 and lease transactions. The adoption of this statement did not have a material impact on our financial statements.

SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" was also adopted by us in the second quarter of 2002. SFAS No. 146 nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" by requiring that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred versus when an entity is committed to an exit plan. The adoption of this statement did not have a material impact on our financial statements.

We adopted SFAS No. 148 "Accounting for Stock-Based Compensation" in the fourth quarter of 2002. SFAS No. 148 amends SFAS No. 123 of the same name and provides alternative transition methods for a voluntary change to fair value based accounting for employee stock compensation. SFAS No. 148 also requires more prominent and frequent disclosures about the effects of stock-based compensation. Adoption of SFAS No. 148 did not have a material impact on our financial statements.

In November 2002, the Emerging Issues Task Force reached a consensus on certain issues discussed in EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor." This pronouncement addresses the timing and classification of cash payments received by a reseller from a vendor. Adoption of EITF 02-16 did not have a material impact on our financial statements.

In November 2002, the FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others." FIN 45 elaborates on the disclosures made by a guarantor and also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Adoption of FIN 45 in the fourth quarter of 2002 did not have a material impact on our financial statements.

NOTE 2:  CUMULATIVE EFFECT OF ACCOUNTING CHANGE

Effective February 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangible assets having indefinite lives will no longer be amortized but will be subject to annual impairment tests.

In connection with the adoption of SFAS No. 142, we reviewed the classification and useful lives of our intangible assets. Our intangible assets were determined to be either goodwill or indefinite lived tradename.

As required by SFAS No. 142, we defined our reporting unit as the Faconnable Business Unit, one level below our reportable Retail Stores segment. We then tested our intangible assets for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using a discounted cash flow methodology. SFAS No. 142 requires us to perform these impairment tests at adoption and at least annually thereafter. We expect to perform our impairment test annually during our first quarter or when circumstances indicate we should do so. Our initial impairment test resulted in an impairment charge to goodwill of $21,900 in the first quarter of 2002, while the tradename was determined not to be impaired. The goodwill impairment resulted from a reduction in management's estimate of future growth for this reporting unit. The impairment charge is reflected as a cumulative effect of accounting change.


28  NORDSTROM INC. AND SUBSIDIARIES
notes to consolidated
financial statements


The changes in the carrying amount of our intangible assets for the year ended January 31, 2003, are as follows:

                                                           Catalog/
                                  Retail Stores            Internet
                                     Segment               Segment
                              Goodwill      Tradename      Goodwill       Total
                             ---------      ---------     ---------     ---------
FEBRUARY 1, 2002             $  38,198      $ 100,133      $     --     $ 138,331
Goodwill impairment            (21,900)            --            --       (21,900)
Goodwill acquired
     through purchase of
     minority interest
     (see Note 21)                  --             --        24,057        24,057
                             ---------      ---------     ---------     ---------
JANUARY 31, 2003             $  16,298      $ 100,133     $  24,057     $ 140,488
                             ---------      ---------     ---------     ---------


The following table shows the actual results of operations as well as pro-forma results adjusted to exclude intangible amortization and the cumulative effect of accounting change.

YEAR ENDED JANUARY 31,         2003         2002         2001
                             --------     --------     --------
Reported net earnings        $ 90,224     $124,688     $101,918
Intangible amortization,
     net of tax                    --        2,824          763
Cumulative effect of
     accounting change,
     net of tax                13,359           --           --
                             --------     --------     --------
ADJUSTED NET EARNINGS        $103,583     $127,512     $102,681
                             --------     --------     --------


Basic and diluted earnings per share:

YEAR ENDED JANUARY 31,             2003          2002      2001
                             ----------------   ------    ------
Earnings per share:          BASIC    DILUTED   BASIC AND DILUTED
                             -----    -------   -----------------
Reported net earnings        $0.67     $0.66     $0.93     $0.78
Intangible amortization,
    net of tax                  --        --      0.02        --
Cumulative effect of
    accounting change,
    net of tax                0.10      0.10        --        --
                             -----     -----     -----     -----
ADJUSTED NET EARNINGS        $0.77     $0.76     $0.95     $0.78
                             -----     -----     -----     -----


Before adoption of SFAS No. 142, we amortized our intangible assets over their estimated useful lives on a straight-line basis ranging from 10 to 35 years. Accumulated amortization of intangible assets was $5,881 as of January 31, 2003 and 2002.

NOTE 3:  ACQUISITION

In 2000, we acquired Faconnable, S.A.S., of Nice, France, a designer, wholesaler and retailer of high quality men's and women's apparel and accessories. We paid $87,685 in cash and issued 5,074,000 shares of our common stock for a total consideration of $168,868. The purchase provides for a contingent payment to a former owner that may be paid after five years from the acquisition date. If the former owner continues to have involvement in the business and performance targets are met, the contingent payment could approximate $12,000. The contingent payment will be expensed when it becomes probable that the targets will be met.

NOTE 4:  EMPLOYEE BENEFITS

We provide a profit sharing plan and 401(k) plan for our employees. The profit sharing plan is non-contributory and is fully funded by us. The Board of Directors establishes our contribution to the profit sharing plan each year. The 401(k) plan is funded by voluntary employee contributions. In addition, we provide matching contributions up to a stipulated percentage of employee contributions. Our contributions to the profit sharing plan and matching contributions to the 401(k) plan totaled $35,162, $28,525 and $29,113 in 2002, 2001 and 2000.


                                             NORDSTROM INC. AND SUBSIDIARIES  29
notes to consolidated
financial statements

NOTE 5: POSTRETIREMENT BENEFITS

We have an unfunded Supplemental Executive Retirement Plan ("SERP"), which provides retirement benefits to certain officers and select employees. Effective February 2003, the SERP was amended to change the target benefit, eliminate the offset of our contributions to the 401k and profit sharing plans and make additional participants eligible. Certain grandfathered participants will remain under the previous plan provisions.

The following provides a reconciliation of benefit obligations and funded status of the SERP:

JANUARY 31,                                                          2003             2002
                                                                   --------         --------
Change in benefit obligation:
Benefit obligation at beginning of year                            $ 34,411         $ 23,543
Service cost                                                          1,447            1,092
Interest cost                                                         3,537            2,668
Amortization of adjustments                                           2,941            1,821
Change in additional minimum liability                                7,760            7,308
Distributions                                                        (2,523)          (2,021)
                                                                   --------         --------
Benefit obligations at end of year                                 $ 47,573         $ 34,411
                                                                   --------         --------
Funded status of plan:
Under funded status                                                $(50,125)        $(39,547)
Unrecognized transitional obligation                                     --              324
Unrecognized prior service cost                                       3,805            6,396
Unrecognized loss                                                    15,074            6,983
                                                                   --------         --------
Accrued pension cost                                               $(31,246)        $(25,844)
                                                                   --------         --------
Balance sheet amounts:
Additional minimum liability                                       $(16,327)        $ (8,567)
Intangible asset                                                      3,805            6,720
                                                                   --------         --------


The components of SERP expense and a summary of significant assumptions are as follows:

YEAR ENDED JANUARY 31,                2003           2002           2001
                                     ------         ------         ------
Service cost                         $1,447         $1,092         $  630
Interest cost                         3,537          2,668          2,044
Amortization of adjustments           2,941          1,821            688
                                     ------         ------         ------
Total SERP expense                   $7,925         $5,581         $3,362
                                     ------         ------         ------
Assumption percentages:
Discount rate                          7.00%          7.25%          7.50%
Rate of compensation increase          4.00%          5.00%          5.00%
                                     ------         ------         ------


NOTE 6: INTEREST EXPENSE, NET

The components of interest expense, net are as follows:

YEAR ENDED JANUARY 31,             2003             2002             2001
                                 --------         --------         --------
Short-term debt                  $    677         $  3,741         $ 12,682
Long-term debt                     89,850           83,225           58,988
                                 --------         --------         --------
Total interest expense             90,527           86,966           71,670
                                 --------         --------         --------
Less:
     Interest income               (4,254)          (1,545)          (1,330)
     Capitalized interest          (4,352)         (10,383)          (7,642)
                                 --------         --------         --------
INTEREST EXPENSE, NET            $ 81,921         $ 75,038         $ 62,698
                                 --------         --------         --------


NOTE 7: INVESTMENT

In September 1998, we made an investment in Streamline.com, Inc., an Internet grocery and consumer goods delivery company. Streamline ceased its operations effective November 2000, after failing to obtain additional capital to fund its operations. During 2000, we wrote-off our entire investment in Streamline, for a total pre-tax loss on the investment of $32,857.

30  NORDSTROM INC. AND SUBSIDIARIES
notes to consolidated
financial statements

NOTE 8: INCOME TAXES

Income tax expense consists of the following:

YEAR ENDED JANUARY 31,                  2003             2002             2001
                                      --------         --------         --------
Current income taxes:
      Federal                         $ 76,901         $ 58,122         $ 79,778
      State and local                   10,633            6,142           11,591
                                      --------         --------         --------
Total current
      income taxes                      87,534           64,264           91,369
Deferred income taxes:
      Current                           (4,225)          (7,217)         (11,215)
      Non-current                        8,732           22,753          (15,054)
                                      --------         --------         --------
Total deferred
      income taxes                       4,507           15,536          (26,269)
                                      --------         --------         --------
Total before cumulative effect
      of accounting change              92,041           79,800           65,100
                                      --------         --------         --------
Deferred income taxes on
      cumulative effect of
      accounting change                 (8,541)            --               --
                                      --------         --------         --------
TOTAL TAX EXPENSE                     $ 83,500         $ 79,800         $ 65,100
                                      --------         --------         --------


A reconciliation of the statutory Federal income tax rate to the effective tax rate on earnings before the cumulative effect of accounting change is as follows:

YEAR ENDED JANUARY 31,                     2003             2002            2001
                                          -----            -----           -----
Statutory rate                            35.00%           35.00%          35.00%
State and local
      income taxes, net of
      Federal income taxes                 3.78             3.93            3.93
Change in valuation allowance              8.45               --              --
Other, net                                (0.18)             .09             .05
                                          -----            -----           -----
EFFECTIVE TAX RATE                        47.05%           39.02%          38.98%
                                          -----            -----           -----

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets and liabilities are as follows:

JANUARY 31,                                  2003              2002
                                          ---------         ---------
Accrued expenses                          $  35,480         $  33,896
Compensation and
      benefits accruals                      52,969            48,584
Merchandise inventories                      25,831            24,643
Capital loss carryforwards                    7,406            13,399
Loss on minority interest purchase           16,532                --
Other                                        28,835            21,123
                                          ---------         ---------
Total deferred tax assets                   167,053           141,645
Land, buildings and
      equipment basis and
      depreciation differences              (50,401)          (49,978)
Employee benefits                            (9,657)           (9,771)
Other                                        (3,891)           (3,195)
                                          ---------         ---------
Total deferred tax liabilities              (63,949)          (62,944)
                                          ---------         ---------
Valuation allowance                         (16,532)               --
                                          ---------         ---------
NET DEFERRED TAX ASSETS                   $  86,572         $  78,701
                                          ---------         ---------


In January 2003 we sold our Denver Credit facility, generating a capital gain for tax purposes of $15,367 which was used to offset a portion of our existing capital loss carryforwards. Capital loss carryforwards of $18,990 remain available to offset capital gain income in the next three years. No valuation allowance has been provided because we believe it is probable that the full benefit of these carryforwards will be realized.

Our purchase of the outstanding shares of Nordstrom.com, Inc. series C preferred stock resulted in an expense of $40,389 which we believe will not be deductible for tax purposes. As a result, we have established a valuation allowance of $16,532 to offset the deferred tax asset related to this purchase.


                                             NORDSTROM INC. AND SUBSIDIARIES  31
notes to consolidated
financial statements

NOTE 9: EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share uses the weighted average number of common shares outstanding during the year plus dilutive common stock equivalents, primarily stock options and performance share units.

Options with an exercise price greater than the average market price were not included in diluted earnings per share. These options totaled 7,259,273, 8,563,996 and 7,409,387 shares in 2002, 2001 and 2000.

YEAR ENDED JANUARY 31,                  2003                2002                2001
                                    ------------        ------------        ------------
Net earnings                        $     90,224        $    124,688        $    101,918
                                    ------------        ------------        ------------
Basic shares                         135,106,772         134,104,582         131,012,412
                                    ------------        ------------        ------------
Basic earnings per share            $       0.67        $       0.93        $       0.78
                                    ------------        ------------        ------------

Dilutive effect of stock
     options and performance
     share units                         617,468             234,587             100,673
                                    ------------        ------------        ------------
Diluted shares                       135,724,240         134,339,169         131,113,085
                                    ------------        ------------        ------------
Diluted earnings per share          $       0.66        $       0.93        $       0.78
                                    ------------        ------------        ------------


NOTE 10: ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

JANUARY 31,                                            2003              2002
                                                     ---------         ---------
Private label trade receivables:
     Unrestricted                                    $  15,599         $  16,242
     Restricted                                        613,647           628,271
Allowance for doubtful accounts                        (22,385)          (23,022)
                                                     ---------         ---------
Private label trade receivables, net                   606,861           621,491
VISA securitization master trust certificates          123,220            55,659
Other                                                   29,181            21,325
                                                     ---------         ---------
ACCOUNTS RECEIVABLE, NET                             $ 759,262         $ 698,475
                                                     ---------         ---------


The restricted private label receivables back the $300 million of Class A notes and the $200 million variable funding note issued by us in November 2001. Other accounts receivable consist primarily of vendor receivables and cosmetic rebates receivable.

Bad debt expense totaled $29,080, $34,750 and $20,368 in 2002, 2001 and 2000.

NOTE 11: OFF-BALANCE SHEET FINANCING

In May 2002, we replaced our $200 million variable funding note backed by VISA credit card receivables ("VISA VFN") with 5-year term notes also backed by the VISA credit card receivables. Class A and B notes with a combined face value of $200 million were issued to third party investors. These proceeds were used to retire the $200 million outstanding on the VISA VFN. We hold securities that represent our retained interests in a master note trust. The carrying amounts of the retained interests approximate fair value and are included in accounts receivable.

In accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," our consolidated balance sheets do not include this debt and the related receivables. These related VISA credit card receivables are sold to the trust on an ongoing basis.

We recognize gains or losses on the sale of VISA receivables to the trust based on the difference between the face value of the receivables sold and the fair value of the assets created in the securitization process. The receivables sold to the trust are then allocated between the various interests in the trust based on those interests' relative fair market values. The fair values of the assets are calculated as the present value of their expected future cash flows. The following table summarizes the estimated fair values of our retained interests as well as the assumptions used:

JANUARY 31,                                                       2003
                                                             -----------
Fair value of retained interests:                            $   124,791
Assumptions:
     Weighted average remaining life (in months)                     2.8
     Average credit losses                                          6.38%
     Average gross yield                                           17.81%
     Average interest expense on issued securities                  1.70%
     Average payment rate                                          20.94%
     Discount rates of retained interests:
       Class C Certificate                                         16.79%
       Seller Retained Interest                                    10.51%
       Interest Only Strip                                         19.92%
                                                             -----------


These discount rates represent the volatility and risk of the assets and are calculated using an established formula that considers both the current interest rate environment and credit spreads.


32  NORDSTROM INC. AND SUBSIDIARIES
notes to consolidated
financial statements

The following table illustrates the sensitivity in the fair market value estimates of the retained interests given independent changes in assumptions as of January 31, 2003:

                                            +10%            +20%            -10%            -20%
                                        -------         -------         -------         -------
Gross Yield                             $ 1,207         $ 2,414         $(1,207)        $(2,414)
Interest Expense
     on Issued Classes                      (76)           (152)             76             152
Card Holders Payment Rate                   (99)           (296)            207             384
Charge Offs                                (531)         (1,059)            533           1,069
Discount Rate                              (337)           (673)            339             680
                                        -------         -------         -------         -------

The following table summarizes certain income, expenses and cash flows received from and paid to the master note trust.

YEAR ENDED JANUARY 31,                    2003            2002            2001
                                        --------        --------        --------
Principal collections reinvested
     in new receivables                 $824,715        $669,582        $485,422
Gains on sales of receivables              8,290           3,147           5,356
Income earned on
     retained interests                   10,786           6,711           9,035
Cash flows from retained assets:
     Retained interests                   28,100          11,916          10,050
     Servicing fees                        5,407           8,440           8,121
                                        --------        --------        --------


Interest income earned on the retained interests is included in service charge income and other on the consolidated statements of earnings.

The total principal balance of the VISA receivables was $323,101 and $258,075 as of January 31, 2003 and 2002. Gross credit losses were $18,580 and $17,050 for the years ended January 31, 2003 and 2002, and receivables past due for more than 30 days were $8,519 and $8,170 at January 31, 2003 and 2002.

The following table illustrates default projections using net credit losses as a percentage of average outstanding receivables in comparison to actual performance:

YEAR ENDED JANUARY 31,        2004              2003            2002
                              ----              ----            ----
Original projection           6.16%             7.66%           5.99%
Actual                        N/A               6.59%           6.62%
                              ----              ----            ----


Under the terms of the trust agreement, we may be required to fund certain amounts upon the occurrence of specific events. The securitization agreements set a maximum percentage of receivables that can be associated with employee accounts. As of January 31, 2003, this maximum was exceeded by $1,500. It is possible that we may be required to repurchase these receivables. Aside from this instance, we do not believe any additional funding will be required.

Our continued involvement in the securitization of VISA receivables will include recording gains/losses on sales in accordance with SFAS No. 140 and recognizing income on retained assets as prescribed by EITF 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," holding subordinated, non-subordinated and residual interests in the trust, and servicing the portfolio.

NOTE 12: RECEIVABLE-BACKED SECURITIES

In 2001, we issued $300 million of receivable-backed securities supported by substantially all of our private label credit card receivables. This transaction is accounted for as a secured financing.

Total principal receivables of the securitized portfolio at January 31, 2003 and 2002 were approximately $609,784 and $625,516, and receivables more than 30 days past due were approximately $16,973 and $19,301. Net charged off receivables for the years ending January 31, 2003 and 2002 were $29,555 and $28,134. The private label receivables also serve as collateral for a variable funding facility with a limit of $200,000. Interest on the facility varies based on the actual cost of commercial paper plus specified fees. Nothing was outstanding on this facility at January 31, 2003 or 2002.


                                             NORDSTROM INC. AND SUBSIDIARIES  33
notes to consolidated
financial statements

Our continuing involvement in the securitization of private label receivables will include pledging new receivables to the master note trust, accounting for the transaction as a secured financing and servicing the portfolio.

NOTE 13: LAND, BUILDINGS AND EQUIPMENT

Land, buildings and equipment consist of the following:

JANUARY 31,                                   2003                2002
                                          -----------         -----------
Land and land improvements                $    60,692         $    59,141
Buildings                                     829,885             683,926
Leasehold improvements                        943,555             910,291
Capitalized software                          150,655              46,603
Store fixtures and equipment                1,222,842           1,142,169
Construction in progress                      436,891             582,361
                                          -----------         -----------
                                            3,644,520           3,424,491
Less accumulated depreciation
      and amortization                     (1,882,976)         (1,663,409)
                                          -----------         -----------
LAND, BUILDINGS AND EQUIPMENT, NET        $ 1,761,544         $ 1,761,082
                                          -----------         -----------


Capitalized software includes external direct costs, internal direct labor and employee benefits, as well as interest associated with the development of the computer software. Depreciation begins in the period in which the software is ready for its intended use. Construction in progress includes $61,384 and $127,847 of software in progress at January 31, 2003 and 2002.

The total cost of capitalized leased buildings was $13,884 at January 31, 2003 and 2002, with related accumulated amortization of $9,261 and $8,854. The amortization of capitalized leased buildings was recorded in depreciation expense.

In January 2003, we sold our Denver Credit facility for $20,000 and subsequently leased it back. A gain of $103 was recorded at the time of the sale, while the remaining gain of $15,919 will be recognized as a reduction to rent expense evenly over the 15 year life of the lease.

At January 31, 2003, we have contractual commitments of approximately $227,340 primarily for the construction of new stores or remodeling of existing stores.

NOTE 14: NOTES PAYABLE

A summary of notes payable is as follows:

YEAR ENDED JANUARY 31,                   2003             2002              2001
                                       --------         --------         ----------
Average daily short-
      term borrowings                  $    370         $ 81,647         $  192,392
Maximum amount
      outstanding                        15,000          177,100            360,480
Weighted average interest rate:
During the year                             2.0%             4.6%               6.6%
At year-end                                  --               --                6.4%
                                       --------         --------         ----------

Short-term borrowings during the year represent amounts drawn on our variable funding note, which is described in Note 12.

We have an unsecured line of credit totaling $300,000, which is available as liquidity support for our commercial paper program, and expires in November 2004. The line of credit agreement contains restrictive covenants, which include maintaining certain financial ratios. We pay a commitment fee for the line based on our debt rating. At January 31, 2003 and 2002, there were no borrowings on the line of credit.

Additionally, in connection with the purchase of foreign merchandise, we have outstanding import letters of credit totaling $58,059 and standby letters of credit totaling $20,649 at January 31, 2003.


34  NORDSTROM INC. AND SUBSIDIARIES
notes to consolidated
financial statements

NOTE 15: LONG-TERM DEBT

A summary of long-term debt is as follows:

JANUARY 31,                                   2003                2002
                                          -----------         -----------
Receivable-backed PL Term, 4.82%,
     due 2006                             $   300,000         $   300,000
Senior debentures, 6.95%,
     due 2028                                 300,000             300,000
Senior notes, 5.625%, due 2009                250,000             250,000
Senior notes, 8.95%, due 2005                 300,000             300,000
Medium-term notes, 7.25%, due 2002                 --              76,750
Notes payable, 6.7%, due 2005                 100,000             100,000
Other                                          97,371             102,521
                                          -----------         -----------
Total long-term debt                        1,347,371           1,429,271
Less current portion                           (5,545)            (78,227)
                                          -----------         -----------
TOTAL DUE BEYOND ONE YEAR                 $ 1,341,826         $ 1,351,044
                                          -----------         -----------


In the third quarter of 2002, we sold the interest rate swap that converted our $300,000, 8.95% fixed-rate debt to variable rate. We received cash of $4,931, which will be recognized as interest income evenly over the remaining life of the related debt.

We entered into a variable interest rate swap agreement effective in the fourth quarter of 2002. The swap had a $250 million notional amount and a six-year term. Under the agreement, we received a fixed rate of 5.63% and paid a variable rate based on LIBOR plus a margin of 1.31% set at six-month intervals (3.25% at January 31, 2003). The swap agreement qualified as a fair value hedge and was recorded at fair value in other assets at January 31, 2003. Subsequent to January 31, 2003, we sold the interest rate swap and received cash of $2,341, which will be recognized as interest income evenly over the remaining life of the related debt.

We own a 49% interest in a limited partnership which constructed a new corporate office building in which we are the primary occupant. During the first quarter of 2002, the limited partnership refinanced its construction loan obligation with an $85,000 mortgage secured by the property, of which $79,319 was included on our balance sheet at January 31, 2003. This financial obligation will be amortized as we make rental payments to the limited partnership over the 18 year life of the permanent financing. The obligation has a fixed interest rate of 7.68% and a term of 18 years.

Required principal payments on long-term debt, excluding capital lease obligations, are as follows:

YEAR ENDED JANUARY 31,
2004                                              $  5,226
2005                                                 4,683
2006                                               403,171
2007                                               303,538
2008                                                 3,584
THEREAFTER                                         618,232
                                                  --------


                                             NORDSTROM INC. AND SUBSIDIARIES  35
notes to consolidated
financial statements

NOTE 16: LEASES

We lease land, buildings and equipment under noncancelable lease agreements with expiration dates ranging from 2003 to 2080. Certain leases include renewal provisions at our option. Most of the leases provide for additional rent payments based upon specific percentages of sales and require us to pay for certain common area maintenance and other costs.

YEAR ENDED JANUARY 31,            2003           2002           2001
                                -------        -------        -------
Minimum rent:
     Store locations            $23,511        $26,951        $16,907
     Offices, warehouses
     and equipment               25,851         20,144         21,070
Percentage rent:
     Store locations              7,776          8,047          9,241
                                -------        -------        -------
TOTAL RENT EXPENSE              $57,138        $55,142        $47,218
                                -------        -------        -------

Future minimum lease payments as of January 31, 2003 are as follows:

                                         CAPITAL   OPERATING
YEAR ENDED JANUARY 31,                   LEASES      LEASES
                                        --------   ---------
2004                                    $  1,120   $  73,158
2005                                       1,120      73,053
2006                                       1,120      68,271
2007                                       1,120      63,796
2008                                       1,120      60,088
Thereafter                                10,350     442,015
                                        --------   ---------
Total minimum lease payments              15,950   $ 780,381
                                        --------   ---------
Less amount representing interest          7,013
                                        --------
Present value of net minimum
     lease payments                     $  8,937
                                        --------


NOTE 17: STOCK-BASED COMPENSATION

STOCK OPTION PLAN: We have a stock option plan (the "Nordstrom, Inc. Plan") under which stock options, performance share units and restricted stock may be granted to key employees. Options vest over periods ranging from four to eight years, and expire ten years after the date of grant.

PERFORMANCE SHARE UNITS: In 2002, 2001 and 2000 we granted 190,396, 273,864 and 355,072 performance share units which will vest over three years if certain financial goals are met. Employees may elect to receive common stock or cash upon vesting of these performance shares. At January 31, 2003 and 2002, $4,441 and $4,713 was recorded in accrued salaries, wages and related benefits for these performance shares. Employees who receive performance share units pay no monetary consideration. No amounts have been paid and no common stock has been issued in connection with this program. As of January 31, 2003 and 2002, 415,640 and 518,189 units were outstanding.

RESTRICTED STOCK: We also granted 30,069 and 180,000 shares of restricted stock in 1999 and 1998, with a weighted average fair value of $32.09 and $27.75. In September 2000, we accelerated the vesting of 144,000 shares of restricted stock resulting in compensation expense of $3,039, and cancelled 14,175 shares of restricted stock. In January 2002, we accelerated 9,536 unvested shares of restricted stock, resulting in compensation expense of $193. The remaining shares vested normally. As of January 31, 2003 and 2002, there were no shares of unvested restricted stock.

At January 31, 2003, approximately 6,391,703 shares are reserved for future stock option grants pursuant to the Plan.

We apply APB No. 25, "Accounting for Stock Issued to Employees," in measuring compensation costs under our stock-based compensation programs. Stock options are issued at the fair market value of the stock at the date of grant. Accordingly, we recognized no compensation cost for stock options issued under the plan. For performance share units, we record compensation expense over the performance period at the fair value of the stock on the date when it is probable that the employees will earn the units. Restricted stock compensation expense is based on the market price on the date of grant and is recorded over the vesting period. Stock-based compensation expense for 2002, 2001 and 2000 was $1,130, $3,414 and $6,480.


36 NORDSTROM INC. AND SUBSIDIARIES
notes to consolidated
financial statements

Stock option activity for the Nordstrom, Inc. Plan was as follows:

YEAR ENDED JANUARY 31,                                2003                         2002                        2001
                                           -------------------------     ----------------------       ----------------------
                                                           Weighted-                  Weighted-                    Weighted-
                                                           Average                     Average                     Average
                                                           Exercise                    Exercise                    Exercise
                                              Shares         Price         Shares       Price           Shares       Price
                                           ----------      ---------     ----------    --------       ----------   ---------
Outstanding, beginning of year             10,763,893            $24      8,873,342         $27        8,135,301         $28
Granted                                     2,423,966             25      3,288,826          19        2,470,169          21
Exercised                                    (350,004)            19       (186,165)         18         (181,910)         20
Cancelled                                    (951,510)            26     (1,212,110)         25       (1,550,218)         28
                                           ----------          -----     ----------       -----       ----------       -----
Outstanding, end of year                   11,886,345            $25     10,763,893         $24        8,873,342         $27
                                           ----------          -----     ----------       -----       ----------       -----
Options exercisable at end of year          5,724,629            $26      4,533,281         $27        3,833,379         $26
                                           ----------          -----     ----------       -----       ----------       -----


The following table summarizes information about stock options outstanding for the Nordstrom, Inc. Plan as of January 31, 2003:

                                OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE

                                       Weighted-
                                        Average       Weighted-                  Weighted-
                                       Remaining       Average                    Average
  Range of                            Contractual     Exercise                  Exercise
Exercise Prices        Shares        Life (Years)      Price          Shares      Price
---------------     ----------       ------------     ---------      ---------  ----------
   $13 - $22         5,499,006                 7        $ 19         2,557,503     $ 20
   $23 - $32         4,503,716                 7        $ 26         1,716,077     $ 27
   $33 - $40         1,883,623                 6        $ 36         1,451,049     $ 35
   ---------        ----------               ---        ----         ---------     ----
                    11,886,345                 7        $ 25         5,724,629     $ 26
                    ----------               ---        ----         ---------     ----

Stock option activity for the Nordstrom.com 1999 and 2000 Plans was as follows:

YEAR ENDED JANUARY 31,                                 2003                         2002                       2001
                                           -------------------------     ----------------------       ----------------------
                                                           Weighted-                  Weighted-                    Weighted-
                                                            Average                     Average                     Average
                                                           Exercise                    Exercise                    Exercise
                                               Shares       Price          Shares       Price           Shares       Price
                                           ----------      ---------     ----------    --------       ----------   ---------
Outstanding, beginning of year              3,524,808          $1.73      4,174,950       $1.72       1,373,950       $1.67
Granted                                       112,500           1.92         41,500        1.92       3,794,931        1.73
Exercised                                         --              --             --          --        (135,000)       1.67
Cancelled                                  (3,637,308)          1.73       (691,642)       1.68        (858,931)       1.68
                                           ----------          -----     ----------       -----       ----------       -----
Outstanding, end of year                          --             $--      3,524,808       $1.73       4,174,950       $1.72
                                           ----------          -----     ----------       -----       ----------       -----
Options exercisable at end of year                --             $--      1,241,104       $1.68         703,750       $1.67
                                           ----------          -----     ----------       -----       ----------       -----


                                             NORDSTROM INC. AND SUBSIDIARIES  37
notes to consolidated
financial statements

NONEMPLOYEE DIRECTOR STOCK INCENTIVE PLAN

In May 2002, our shareholders approved the 2002 Nonemployee Director Stock Incentive Plan under which we reserved 450,000 shares of our common stock for issuance to nonemployee directors. The plan authorizes the grant of awards in the form of restricted shares, stock units, nonqualified stock options or stock appreciation rights, or any combination of these forms. As of January 31, 2003, we issued 18,981 shares of common stock for a total expense of $405 and had 431,019 remaining shares available for issuance.

NORDSTROM.COM

Nordstrom.com had two stock option plans, the "1999 Plan" and the "2000 Plan," as well as warrants issued to vendors in exchange for services. In the third quarter of 2002, we purchased 3,608,322 options and 470,000 warrants in connection with the purchase of the minority interest in Nordstrom.com (see Note
21) for a total cash payment of $11,802. At January 31, 2003, there are no outstanding options or warrants for Nordstrom.com.

EMPLOYEE STOCK PURCHASE PLAN

We offer an Employee Stock Purchase Plan ("ESPP") as a benefit to our employees. Employees participate through payroll deductions in amounts related to their base compensation. At the end of each offering period, the participants purchase shares at 85% of the lower of the fair market value at the beginning or the end of the offering period, usually six months. Under the ESPP, we issued 596,351, 541,677 and 165,842 shares in 2002, 2001 and 2000. As of January 31, 2003 and
2002, we had payroll deductions totaling $3,000 and $2,641 for the purchase of shares. We have 2,196,130 shares available for issuance at January 31, 2003.

PACESETTER STOCK PLAN

We granted 10,653, 6,687 and 100 shares of common stock to key employees under the Pacesetters stock plan in 2002, 2001 and 2000. The Pacesetter stock plan was established in 1997 to provide additional incentive to employees, officers, consultants or advisors to promote the success of the business. The related expense of $240, $130 and $2 was recorded in 2002, 2001 and 2000. As of January 31, 2003, we have 11,055 shares available for issuance.

GRANTS TO EXECUTIVE OFFICERS

Options and performance share units granted to our president and four other most highly compensated individuals were 8.3%, 7.9% and 3.4% as a percent of total options and performance share units granted in 2002, 2001 and 2000.

SFAS NO. 123

If we had elected to recognize compensation cost based on the fair value of the options and shares at grant date as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," net earnings and earnings per share would have been the pro forma amounts shown below:

YEAR ENDED JANUARY 31,                   2003              2002            2001
                                       --------         ---------       ---------
Net earnings, as reported              $ 90,224         $ 124,688       $ 101,918
Incremental stock-based
     compensation expense under
     fair value, net of tax             (19,674)          (17,252)        (13,458)
                                       --------         ---------       ---------
Pro forma net earnings                 $ 70,550         $ 107,436       $  88,460
                                       --------         ---------       ---------
Earnings per share:
     Basic--as reported                $   0.67         $    0.93       $    0.78
     Basic--pro forma                  $   0.52         $    0.80       $    0.68
     Diluted--as reported              $   0.66         $    0.93       $    0.78
     Diluted--pro forma                $   0.52         $    0.80       $    0.67
                                       --------         ---------       ---------


The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

YEAR ENDED JANUARY 31,              2003           2002           2001
                                   ------         ------         ------
Stock Options:
Risk-free interest rate               4.3%           4.8%           6.4%
Volatility                           69.0%          68.0%          65.0%
Dividend yield                        1.5%           1.3%           1.0%

Expected life in years                5.0            5.0            5.0
                                   ------         ------         ------
Weighted-average fair value
     at grant date                 $   14         $   10         $   12
                                   ------         ------         ------
ESPP:
Risk-free interest rate               1.9%           4.3%           6.0%
Volatility                           69.0%          68.0%          65.0%
Dividend yield                        1.5%           1.3%           1.0%
Expected life in years                0.5            0.5            0.5
                                   ------         ------         ------
Weighted-average fair value
     at grant date                 $    7         $    5         $    6
                                   ------         ------         ------


38  NORDSTROM INC. AND SUBSIDIARIES
notes to consolidated
financial statements

For Nordstrom.com, we used the following weighted-average assumptions:

YEAR ENDED JANUARY 31,           2003            2002           2001
                                -----          --------      ---------
Risk-free interest rate            --               4.5%           6.2%
Volatility                         --             127.0%         121.0%
Dividend yield                     --               0.0%           0.0%
Expected life in years             --               4.0            4.0
                                -----          --------      ---------
Weighted-average fair value
     at grant date                 --          $   1.56      $    1.39
                                -----          --------      ---------

NOTE 18: SUPPLEMENTARY CASH FLOW INFORMATION

We capitalize certain property, plant and equipment during the construction period of commercial buildings which is subsequently derecognized and reclassed to prepaid rent or deferred lease credits. We also had noncash activity related to the construction of our corporate office building. The noncash activity is as follows:

YEAR ENDED JANUARY 31,                      2003             2002        2001
                                          --------         --------      ----
Noncash activity:
     Reclassification
       of new stores                      $ 61,792         $ 75,555        --
     Corporate office construction          (3,951)          36,120        --
                                          --------         --------      ----

Supplementary cash flow information includes the following:

YEAR ENDED JANUARY 31,                     2003           2002          2001
                                          -------        -------       -------
Cash paid during the year for:
     Interest (net of
       capitalized interest)              $84,898        $77,025       $58,190
     Income taxes                          48,386         80,689        88,911
                                          -------        -------       -------

NOTE 19: SEGMENT REPORTING

We have four segments: Retail Stores, Credit Operations, Catalog/Internet, and Corporate and Other.

The Retail Stores segment derives its revenues from sales of high-quality apparel, shoes and accessories. It includes our full-line, Nordstrom Rack and Faconnable stores as well as our product development group, which coordinates the design and production of private label merchandise sold in our retail stores.

The Credit Operations segment revenues consist primarily of finance charges earned through issuance of the Nordstrom private label and VISA credit cards.

The Catalog/Internet segment generates revenues from direct mail catalogs and the Nordstrom.com website.

We use the same measurements to compute net earnings for reportable segments as we do for the consolidated company. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1.


                                             NORDSTROM INC. AND SUBSIDIARIES  39
notes to consolidated
financial statements

The following tables set forth the information for our reportable segments and a reconciliation to the consolidated totals:

                                          Retail        Credit       Catalog/      Corporate
YEAR ENDED JANUARY 31, 2003               Stores      Operations     Internet      and Other      Eliminations     TOTAL
                                        ----------    ----------    ----------     ----------     ------------   ----------
Revenues from external
      customers (b)                     $5,704,795          --      $  270,281           --             --       $5,975,076
Service charge income                         --      $  133,587          --             --             --          133,587
Intersegment revenues                       29,737        32,783          --             --       $  (62,520)          --
Interest expense, net                          191        23,582           972     $   57,176           --           81,921
Depreciation and amortization              201,861         3,212         4,977         23,881           --          233,931
Earnings before taxes and cumulative
      effect of accounting change          442,115        21,194       (13,565)      (254,120)          --          195,624
Net earnings (loss)                        256,339        12,929        (8,275)      (170,769)          --           90,224
Assets (a)(b)                            2,677,790       750,510        97,853        570,223           --        4,096,376
Capital expenditures                       230,864         2,058         4,507         90,737           --          328,166
                                        ----------    ----------    ----------     ----------     ----------     ----------

                                          Retail        Credit       Catalog/      Corporate
YEAR ENDED JANUARY 31, 2002               Stores      Operations     Internet      and Other      Eliminations     TOTAL
                                        ----------    ----------    ----------     ----------     ------------   ----------
Revenues from external
      customers (b)                     $5,356,875          --      $  277,255           --             --       $5,634,130
Service charge income                         --      $  131,267          --             --             --          131,267
Intersegment revenues                       20,192        25,514          --             --       $  (45,706)          --
Interest expense, net                          994        25,013            77     $   48,954           --           75,038
Depreciation and amortization              182,960         2,253         5,498         22,378           --          213,089
Amortization of intangible assets            4,630          --            --             --             --            4,630
Earnings before taxes                      402,299        10,652        (8,139)      (200,324)          --          204,488
Net earnings (loss)                        245,305         6,495        (4,963)      (122,149)          --          124,688
Assets (a)(b)                            2,570,375       699,454        69,457        711,893           --        4,051,179
Capital expenditures                       379,819         2,054         2,554         11,621           --          396,048
                                        ----------    ----------    ----------     ----------     ----------     ----------


                                          Retail        Credit       Catalog/      Corporate
YEAR ENDED JANUARY 31, 2001               Stores      Operations     Internet      and Other      Eliminations     TOTAL
                                        ----------    ----------    ----------     ----------     ------------   ----------
Revenues from external
      customers (b)                     $5,217,889          --      $  310,648           --             --       $5,528,537
Service charge income                         --      $  135,337          --             --             --          135,337
Intersegment revenues                       30,294        12,440          --             --       $  (42,734)          --
Interest expense, net                          795        29,267          (604)    $   33,240           --           62,698
Depreciation and amortization              176,758         1,786         7,552         16,952           --          203,048
Amortization of intangible assets            1,251          --            --             --             --            1,251
Earnings before taxes                      440,212        18,851       (29,367)      (262,678)          --          167,018
Net earnings (loss)                        268,627        11,503       (17,920)      (160,292)          --          101,918
Assets (a)(b)                            2,557,616       703,077        68,010        279,800           --        3,608,503
Intangible assets                          143,473          --            --             --             --          143,473
Capital expenditures                       295,834         3,095         5,187         26,231           --          330,347
                                        ----------    ----------    ----------     ----------     ----------     ----------

(a) Segment assets in Corporate and Other include unallocated assets in corporate headquarters, consisting primarily of land, buildings and equipment, and deferred tax assets.

(b) Includes sales of foreign operations of $75,645 and $68,487 for the years ended January 31, 2003 and 2002, and $12,318 for the period from October 24, 2000, the date of acquisition, to January 31, 2001, and assets of $219,861, $198,689 and $206,601 as of January 31, 2003, 2002 and 2001.


40  NORDSTROM INC. AND SUBSIDIARIES
notes to consolidated
financial statements

NOTE 20: RESTRUCTURINGS, IMPAIRMENTS AND OTHER ONE-TIME CHARGES

The following table provides a summary of restructuring, impairments and other charges:

YEAR ENDED JANUARY 31,       2003       2002       2001
                            -------    -------    -------
Restructuring - employee
     severance              $    --    $ 1,791    $    --
Management severance             --         --     13,000
Asset impairment             15,570         --     10,227
                            -------    -------    -------
TOTAL CHARGES               $15,570    $ 1,791    $23,227
                            -------    -------    -------


In July 2002, we recognized a charge of $15,570 to write-down an IT investment in a supply chain tool intended to support our manufacturing division. Due to changes in business strategy, we determined that this asset was impaired. This charge to the Retail Stores segment reduced this asset to its estimated market value. The charge was recorded in selling, general and administrative expense.

During the year ended January 31, 2002, we streamlined our operations through a reduction in workforce of approximately 2,600 employees. As a result, we recorded a restructuring charge of $1,791 in selling, general and administrative expenses relating to severance for approximately 195 employees. Personnel affected were primarily located in the corporate center and in full-line stores.

During the year ended January 31, 2001, we recorded an impairment charge of $10,227, consisting of $9,627 recorded in selling, general and administrative expenses and $600 in interest expense. Due to changes in business strategy, we determined that several software projects under development were either impaired or obsolete. The charges consisted of $6,542 primarily related to the disposition of transportation management software. Additionally, merchandise software was written down $3,685 to its estimated fair value. We also accrued $13,000 for certain severance and other costs related to a change in management.

During the year ended January 31, 2000, we recorded a $10,000 charge in selling, general and administrative expenses primarily associated with the restructuring of our information technology services area. The charge consisted of $4,053 in the disposition of several software projects under development, $2,685 in employee severance and $1,206 in other miscellaneous costs. Additionally, we recorded $2,056 related to settlement costs for two lawsuits. The restructuring included the termination of 50 employees in the information technology department. At January 31, 2000, $1,452 of the charge remained unpaid.

The following table presents the activity and balances of the reserves established in connection with the restructuring charges:

YEAR ENDED JANUARY 31,   2003       2002        2001
                         ----     -------     -------
Beginning balance         $--     $   178     $ 1,452
Additions                  --       1,791          --
Payments                   --      (1,890)     (1,220)
Adjustments                --         (79)        (54)
                         ----     -------     -------
ENDING BALANCE            $--     $    --     $   178
                         ----     -------     -------

NOTE 21: NORDSTROM.COM

In May 2002, we paid $70,000 for the outstanding shares of Nordstrom.com, Inc. series C preferred stock in fulfillment of our put agreement with the minority interest holders of Nordstrom.com LLC. The excess of the purchase price over the fair market value of the preferred stock and professional fees resulted in a one-time charge of $42,736. No tax benefit was recognized, as we do not believe it is probable that this benefit will be realized. Purchase of the minority interest of Nordstrom.com also resulted in additional goodwill of $24,057.

In July 2002, we purchased 3,608,322 Nordstrom.com options and 470,000 warrants for $11,802. We recognized $10,432 of expense related to the purchase of these options and warrants.

The following table presents the charges associated with the minority interest purchase and reintegration costs.

YEAR ENDED JANUARY 31,                                 2003
                                                     -------
Excess of the purchase price over the fair market
     value of the preferred stock                    $40,389
Nordstrom.com option/warrant buyback expense          10,432
Professional fees incurred                             2,347
                                                     -------
TOTAL                                                $53,168
                                                     -------

                                             NORDSTROM INC. AND SUBSIDIARIES  41
notes to consolidated
financial statements

NOTE 22: VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

Approximately 30% of our retail square footage is located in the state of California. At January 31, 2003, the net book value of property located in California was approximately $263,000. We carry earthquake insurance in all states with a $50,000 deductible and a $50,000 payout limit per occurrence.

At January 31, 2003 and 2002, approximately 38% and 40% of our receivables were obligations of customers residing in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

NOTE 23: CONTINGENT LIABILITIES

We have been named in various lawsuits and intend to vigorously defend ourself. While we cannot predict the outcome of these lawsuits, we believe these matters will not have a material adverse effect on our financial position, results of operations or cash flows.

COSMETICS. Nordstrom was originally named as a defendant along with other department store and specialty retailers in nine separate but virtually identical class action lawsuits filed in various Superior Courts of the State of California in May, June and July 1998 that have now been consolidated in Marin County state court. In May 2000, plaintiffs filed an amended complaint naming a number of manufacturers of cosmetics and fragrances and two other retailers as additional defendants. Plaintiffs' amended complaint alleges that the retail price of the "prestige" cosmetics sold in department and specialty stores was collusively controlled by the retailer and manufacturer defendants in violation of the Cartwright Act and the California Unfair Competition Act.

Plaintiffs seek treble damages and restitution in an unspecified amount, attorneys' fees and prejudgment interest, on behalf of a class of all California residents who purchased cosmetics and fragrances for personal use from any of the defendants during the period four years prior to the filing of the amended complaint. Defendants, including us, have answered the amended complaint denying the allegations. The defendants have produced documents and responded to plaintiffs' other discovery requests, including providing witnesses for depositions. Plaintiffs have not yet moved for class certification. Pursuant to an order of the court, plaintiffs and defendants have participated in mediation sessions. The California state court has set a status conference for June 2003.

WASHINGTON PUBLIC TRUST ADVOCATES. In early 2002, we were named as one of 30 defendants in Washington Public Trust Advocates, ex rel., et al. v. City of Spokane, et al., filed in the Spokane County Superior Court, State of Washington. Plaintiff is a not-for-profit corporation bringing claims on behalf of the City of Spokane and the Spokane Parking Public Development Authority. The claims relate to the River Park Square Mall and Garage Project in Spokane, Washington (the "Project"), which includes a Nordstrom store. The portion of the complaint applicable to us seeks to recover from us the amount of a Department of Housing and Urban Development loan made to the developer of the Project. Damages are sought in the amount of $22.75 million, or a lesser amount to the extent that the HUD loan proceeds were used for the construction of the store and not as tenant improvements. Other portions of the complaint seek to invalidate bonds issued to finance the public parking garage serving the Project, terminate the lease of the parking garage by the City of Spokane, and rescind other agreements between the City of Spokane and the developer of the Project, as well as damages from the developer of the Project in unspecified amounts. The Complaint also alleges breach of fiduciary duties by various defendants, including us, to the people of the City of Spokane regarding lack of disclosures concerning the developer and the Project. By order dated August 9, 2002, the court granted our motion to dismiss us from that lawsuit. Plaintiff attempted to obtain direct review by the Washington Supreme Court which declined to hear the case and referred it to the Washington Court of Appeals. The Washington Court of Appeals has scheduled a hearing on the appeal for April 25, 2003.

OTHER. We are subject to routine litigation incidental to our business. No material liability is expected.

42  NORDSTROM INC. AND SUBSIDIARIES
notes to consolidated
financial statements

NOTE 24: SELECTED QUARTERLY DATA (UNAUDITED)

YEAR ENDED JANUARY 31, 2003          1ST QUARTER      2ND QUARTER       3RD QUARTER      4TH QUARTER        TOTAL
                                     -----------     -------------     -------------    -------------    -----------
Net sales                            $ 1,245,761     $   1,655,528     $   1,323,201    $   1,750,586    $ 5,975,076
Gross profit                             421,464           551,263           449,354          581,623      2,003,704
Minority interest purchase
      and reintegration costs            (42,047)          (11,121)             --               --          (53,168)
(Loss)/earnings before cumulative
      effect of accounting change        (11,213)           36,335            18,427           60,034        103,583
Cumulative effect of accounting
      change (net of tax)                (13,359)             --                --               --          (13,359)
Net (loss)/earnings                      (24,572)           36,335            18,427           60,034         90,224
Basic (loss)/earnings per share             (.18)              .27               .14              .44            .67
Diluted (loss)/earnings per share           (.18)              .27               .14              .44            .66
Dividends per share                          .09               .09               .10              .10            .38
Common stock price
   High                                    26.29             26.87             21.93            22.39          26.87
   Low                                     22.15             16.58             15.06            17.87          15.06
                                     -----------     -------------     -------------    -------------    -----------


The per share amounts for the (loss)/earnings before cumulative effect of accounting change were $(0.08) for basic and diluted in the first quarter, and $0.77 and $0.76 for basic and diluted for the total year.

YEAR ENDED JANUARY 31, 2002      1ST QUARTER      2ND QUARTER      3RD QUARTER      4TH QUARTER         TOTAL
                                -------------    -------------    -------------    -------------    -------------
Net sales                       $   1,218,040    $   1,545,759    $   1,239,241    $   1,631,090    $   5,634,130
Gross profit                          419,610          504,851          402,280          541,530        1,868,271
Earnings before income taxes           40,555           63,499           17,095           83,339          204,488
Net earnings                           24,755           38,699           10,495           50,739          124,688
Basic earnings per share                  .18              .29              .08              .38              .93
Diluted earnings per share                .18              .29              .08              .38              .93
Dividends per share                       .09              .09              .09              .09              .36
Common stock price
   High                                 21.17            22.75            22.97            25.50            25.50
   Low                                  15.60            17.00            13.80            14.25            13.80
                                -------------    -------------    -------------    -------------    -------------

Nordstrom, Inc. common stock is traded on the New York Stock Exchange, NYSE Symbol JWN.


                                             NORDSTROM INC. AND SUBSIDIARIES  43
eleven-year statistical summary

Dollars in thousands except square footage and per share amounts

YEAR ENDED JANUARY 31,                                              2003             2002              2001               2000
                                                               -------------   ----------------   -------------      -------------
FINANCIAL POSITION
     Customer accounts receivable, net                         $     730,081   $     677,150      $     699,687      $     596,020
     Merchandise inventories                                         953,112         888,172            945,687            797,845
     Current assets                                                2,072,618       2,057,111          1,812,982          1,564,648
     Current liabilities                                             870,091         950,138            950,568            866,509
     Working capital                                               1,202,527       1,106,973            862,414            698,139
     Working capital ratio                                              2.38            2.17               1.91               1.81
     Land, buildings and equipment, net                            1,761,544       1,761,082          1,599,938          1,429,492
     Long-term debt, including current portion                     1,347,371       1,429,271          1,112,296            804,982
     Debt/capital ratio                                                .4955           .5209              .4929              .4249
     Shareholders' equity                                          1,372,057       1,314,488          1,229,568          1,185,614
     Shares outstanding                                          135,444,041     134,468,608        133,797,757        132,279,988
     Book value per share                                              10.13            9.78               9.19               8.96
     Total assets                                                  4,096,376       4,051,179          3,608,503          3,062,081
OPERATIONS
     Net sales                                                     5,975,076       5,634,130          5,528,537          5,149,266
     Gross profit                                                  2,003,704       1,868,271          1,879,021          1,789,506
     Selling, general and administrative                          (1,813,968)     (1,722,635)        (1,747,048)        (1,523,836)
     Operating income                                                189,736         145,636            131,973            265,670
     Interest expense, net                                           (81,921)        (75,038)           (62,698)           (50,396)
     Write-down of investment                                           --              --              (32,857)              --
     Minority interest purchase and reintegration costs              (53,168)           --                 --                 --
     Service charge income and other, net                            140,977         133,890            130,600            116,783
     Earnings before income taxes and cumulative
       effect of accounting change                                   195,624         204,488            167,018            332,057
     Income taxes                                                    (92,041)        (79,800)           (65,100)          (129,500)
     Earnings before cumulative effect of accounting change          103,583         124,688            101,918            202,557
     Cumulative effect of accounting change (net of tax)             (13,359)           --                 --                 --
     Net earnings                                                     90,224         124,688            101,918            202,557
     Basic earnings per share                                            .67             .93                .78               1.47
     Diluted earnings per share                                          .66             .93                .78               1.46
     Dividends per share                                                 .38             .36                .35                .32
     Comparable store sales percentage increase (decrease)               1.4%           (2.9%)               .3%              (1.1%)
     Net earnings as a percent of net sales                             1.51%           2.21%              1.84%              3.93%
     Return on average shareholders' equity                             6.72%           9.80%              8.44%             16.29%
     Sales per square foot for Company-operated stores                   319             321                342                350
STORES                                                                   166             156                140                104
TOTAL SQUARE FOOTAGE                                              18,428,000      17,048,000         16,056,000         14,487,000


44  NORDSTROM INC. AND SUBSIDIARIES

      1999            1998              1997              1996              1995              1994                   1993
  ------------    ------------      ------------      ------------      ------------      ------------           ------------
  $    567,661    $    641,862      $    693,123      $    874,103      $    655,715      $    565,151           $    584,379
       750,269         826,045           719,919           626,303           627,930           585,602                536,739
     1,668,689       1,613,492         1,549,819         1,612,776         1,397,713         1,314,914              1,219,844
       794,490         979,031           795,321           833,443           693,015           631,064                516,397
       874,199         634,461           754,498           779,333           704,698           683,850                703,447
          2.10            1.65              1.95              1.94              2.02              2.08                   2.36
     1,378,006       1,252,513         1,152,454         1,103,298           984,195           845,596                824,142
       868,234         420,865           380,632           439,943           373,910           438,574                481,945
         .4214           .3194             .2720             .3232             .2575             .2934                  .3337
     1,300,545       1,458,950         1,457,084         1,408,053         1,330,437         1,153,594              1,038,649
   142,114,167     152,518,104       159,269,954       162,226,288       164,488,196       164,118,256            163,949,594
          9.15            9.57              9.15              8.68              8.09              7.03                   6.34
     3,103,689       2,890,664         2,726,495         2,732,619         2,396,783         2,177,481              2,053,170


     5,049,182       4,864,604         4,457,931         4,113,717         3,895,642         3,591,228              3,415,613
     1,704,237       1,568,791         1,378,472         1,310,931         1,297,018         1,121,539              1,079,608
    (1,429,837)     (1,338,235)       (1,232,860)       (1,136,069)       (1,029,856)        (940,708)               (901,446)
       274,400         230,556           145,612           174,862           267,162           180,831                178,162
       (47,091)        (34,250)          (39,400)          (39,295)          (30,664)          (37,646)               (44,810)
            --              --                --                --                --                --                     --
            --              --                --                --                --                --                     --
       110,414         110,907           135,331           134,179            98,311            88,509                 86,140


       337,723         307,213           241,543           269,746           334,809           231,694                219,492
      (131,000)       (121,000)          (95,227)         (106,190)         (132,304)          (90,804)               (84,489)
       206,723         186,213           146,316           163,556           202,505           140,890                135,003
            --              --                --                --                --                --                     --
       206,723         186,213           146,316           163,556           202,505           140,890                135,003
          1.41            1.20               .90              1.00              1.23               .86                    .82
          1.41            1.20               .90              1.00              1.23               .86                    .82
           .30            .265               .25               .25             .1925               .17                    .16
          (2.7%)           4.0%              0.6%             (0.7%)             4.4%              2.7%                   1.4%
          4.09%           3.83%             3.28%             3.98%             5.20%             3.92%                  3.95%
         14.98%          12.77%            10.21%            11.94%            16.30%            12.85%                 13.73%
           362             384               377               382               395               383                    381

            97              92                83                78                76                74                     72
    13,593,000      12,614,000        11,754,000        10,713,000         9,998,000         9,282,000              9,224,000


                                             NORDSTROM INC. AND SUBSIDIARIES  45
retail store facilities open
at January 31, 2003

                                                                      YEAR
                                                            SQUARE    STORE
LOCATION             STORE NAME                            FOOTAGE   OPENED
SOUTHWEST GROUP
ARIZONA
Chandler             Chandler Fashion Center               149,000    2001
Scottsdale           Scottsdale Fashion Square             235,000    1998
CALIFORNIA
Arcadia              Santa Anita                           151,000    1994
Brea                 Brea Mall                             195,000    1989
Canoga Park          Topanga                               154,000    1984
Cerritos             Los Cerritos Center                   122,000    1981
Corte Madera         The Village at Corte Madera           116,000    1985
Costa Mesa           South Coast Plaza                     235,000    1986
Escondido            North County                          156,000    1986
Glendale             Glendale Galleria                     147,000    1983
Los Angeles          The Grove                             120,000    2002
Los Angeles          Westside Pavilion                     150,000    1985
Mission Viejo        The Shops at Mission Viejo            172,000    1999
Montclair            Montclair Plaza                       134,000    1986
Palo Alto            Stanford Shopping Center              187,000    1984
Pleasanton           Stoneridge Mall in Pleasanton         173,000    1990
Redondo Beach        The Galleria at South Bay             161,000    1985
Riverside            The Galleria at Tyler in Riverside    164,000    1991
Roseville            Galleria at Roseville                 149,000    2000
Sacramento           Arden Fair                            190,000    1989
San Diego            Fashion Valley                        220,000    1981
San Diego            Horton Plaza                          151,000    1985
San Diego            University Towne Centre               130,000    1984
San Francisco        San Francisco Shopping Centre         350,000    1988
San Francisco        Stonestown Galleria                   174,000    1988
San Jose             Valley Fair                           232,000    2001
San Mateo            Hillsdale Shopping Center             149,000    1982
Santa Ana            MainPlace/Santa Ana                   169,000    1987
Santa Barbara        Paseo Nuevo in Santa Barbara          186,000    1990
Walnut Creek         Broadway Plaza in Walnut Creek        193,000    1984
NEVADA
Las Vegas            Fashion Show                          207,000    2002

EAST COAST GROUP
CONNECTICUT
Farmington           Westfarms                             189,000    1997
FLORIDA
Boca Raton           Town Center at Boca Raton             193,000    2000
Coral Gables         Village of Merrick Park               212,000    2002
Orlando              The Florida Mall                      174,000    2002
Tampa                International Plaza                   172,000    2001
GEORGIA
Atlanta              Perimeter Mall                        243,000    1998
Buford               Mall of Georgia                       172,000    2000

                                                                      YEAR
                                                            SQUARE    STORE
LOCATION             STORE NAME                            FOOTAGE   OPENED
MARYLAND
Annapolis            Annapolis Mall                        162,000    1994
Bethesda             Montgomery Mall                       225,000    1991
Columbia             The Mall in Columbia                  173,000    1999
Towson               Towson Town Center                    205,000    1992
NEW JERSEY
Edison               Menlo Park                            204,000    1991
Freehold             Freehold Raceway Mall                 174,000    1992
Paramus              Garden State Plaza                    282,000    1990
Short Hills          The Mall at Short Hills               188,000    1995
NEW YORK
Garden City          Roosevelt Field                       241,000    1997
White Plains         The Westchester                       219,000    1995
NORTH CAROLINA
Durham               The Streets at Southpoint             149,000    2002
PENNSYLVANIA
King of Prussia      The Plaza at King of Prussia          238,000    1996
RHODE ISLAND
Providence           Providence Place                      206,000    1999
VIRGINA
Arlington            The Fashion Centre                    241,000    1989
                     at Pentagon City
Dulles               Dulles Town Center                    148,000    2002
McLean               Tysons Corner Center                  253,000    1988
Norfolk              MacArthur Center                      166,000    1999

CENTRAL STATES
ILLINOIS
Chicago              Michigan Avenue                       271,000    2000
Oak Brook            Oakbrook Center                       249,000    1991
Schaumburg           Woodfield Shopping Center             215,000    1995
Skokie               Old Orchard Center                    209,000    1994
INDIANA
Indianapolis         Circle Centre                         216,000    1995
KANSAS
Overland Park        Oak Park Mall                         219,000    1998
MICHIGAN
Troy                 Somerset Collection                   258,000    1996
MINNESOTA
Bloomington          Mall of America                       240,000    1992
MISSOURI
Des Peres            West County                           193,000    2002
OHIO
Beachwood            Beachwood Place                       231,000    1997
Columbus             Easton Town Center                    174,000    2001
TEXAS
Dallas               Dallas Galleria                       249,000    1996
Frisco               Stonebriar Centre                     149,000    2000
Hurst                North East Mall                       149,000    2001


46  NORDSTROM INC. AND SUBSIDIARIES

                                                                                     YEAR
                                                                   SQUARE            STORE
LOCATION                      STORE NAME                          FOOTAGE           OPENED
NORTHWEST GROUP
ALASKA
Anchorage                     Anchorage                            97,000           1975
COLORADO
Broomfield                    FlatIron Crossing                   172,000           2000
Littleton                     Park Meadows                        245,000           1996
OREGON
Portland                      Clackamas Town Center               121,000           1981
Portland                      Downtown Portland                   174,000           1977
Portland                      Lloyd Center                        150,000           1990
Salem                         Salem Center                         71,000           1980
Tigard                        Washington Square                   189,000           1994
UTAH
Murray                        Fashion Place                       110,000           1981
Orem                          University Mall                     122,000           2002
Salt Lake City                Crossroads Plaza                    140,000           1980
WASHINGTON
Bellevue                      Bellevue Square                     285,000           1982
Lynnwood                      Alderwood Mall                      127,000           1979
Seattle                       Downtown Seattle                    383,000           1998
Seattle                       Northgate                           122,000           1965
Spokane                       Spokane                             137,000           1999
Tacoma                        Tacoma Mall                         134,000           1966
Tukwila                       Southcenter                         170,000           1968
Vancouver                     Vancouver                            71,000           1977
OTHER
Honolulu, HI                  Ward Centre Shoes                    16,000           2002
Faconnable                    U.S. (5 boutiques)                   46,000
Faconnable                    International (23 boutiques)         77,000

NORDSTROM RACK GROUP
Chandler, AZ                  Chandler Festival Rack               37,000           2000
Phoenix, AZ                   Last Chance                          48,000           1995
Scottsdale, AZ                Scottsdale Promenade Rack            38,000           2000
Brea, CA                      Brea Union Plaza Rack                45,000           1999
Chino, CA                     Chino Spectrum Towne                 38,000           2002
                              Center Rack
Colma, CA                     Colma Rack                           31,000           1987
Costa Mesa, CA                Metro Pointe at South                50,000           1997
                              Coast Rack
Fresno, CA                    Villaggio Retail Center Rack         32,000           2002
Glendale, CA                  Glendale Fashion Center Rack         36,000           2000
Long Beach, CA                Long Beach CityPlace Rack            33,000           2002
Los Angeles, CA               The Promenade at Howard              41,000           2001
                              Hughes Center Rack
Ontario, CA                   Ontario Mills Mall Rack              40,000           2002


                                                                                     YEAR
                                                                   SQUARE            STORE
LOCATION                      STORE NAME                          FOOTAGE           OPENED
Oxnard, CA                    Esplanade Shopping Center Rack       38,000           2001
Roseville, CA                 Creekside Town Center Rack           36,000           2001
Sacramento, CA                Howe `Bout Arden Center Rack         54,000           1999
San Diego, CA                 Mission Valley Rack                  57,000           1997
San Francisco, CA             555 Ninth Street Retail              43,000           2001
                              Center Rack
San Jose, CA                  Westgate Mall Rack                   48,000           1998
San Leandro, CA               San Leandro Rack                     44,000           1990
Woodland Hills, CA            Topanga Rack                         64,000           1984
Littleton, CO                 Meadows Marketplace Rack             34,000           1998
Broomfield, CO                Flatiron Marketplace Rack            36,000           2001
Buford, GA                    Mall of Georgia Crossing Rack        44,000           2000
Honolulu, HI                  Victoria Ward Center Rack            34,000           2000
Northbrook, IL                Northbrook Rack                      40,000           1996
Oak Brook, IL                 The Shops at Oak Brook               42,000           2000
                              Place Rack
Schaumburg, IL                Woodfield Rack                       45,000           1994
Gaithersburg, MD              Gaithersburg Rack                    49,000           1999
Towson, MD                    Towson Rack                          31,000           1992
Grand Rapids, MI              Centerpointe Mall Rack               40,000           2001
Troy, MI                      Troy Marketplace Rack                40,000           2000
Bloomington, MN               Mall of America Rack                 41,000           1998
Las Vegas, NV                 Silverado Ranch Plaza Rack           33,000           2001
Westbury, NY                  The Mall at the Source Rack          48,000           1997
Beaverton, OR                 Tanasbourne Town Center Rack         53,000           1998
Clackamas, OR                 Clackamas Promenade Rack             28,000           1988
Portland, OR                  Downtown Portland Rack               19,000           1986
King of Prussia, PA           The Overlook at                      45,000           2002
                              King of Prussia Rack
Philadelphia, PA              Franklin Mills Mall Rack (1)         43,000           1993
Hurst, TX                     The Shops at North                   40,000           2000
                              East Mall Rack
Plano, TX                     Preston Shepard Place Rack           39,000           2000
Salt Lake City, UT            Sugarhouse Rack                      31,000           1991
Dulles, VA                    Dulles Town Crossing Rack            41,000           2001
Woodbridge, VA                Potomac Mills Rack                   46,000           1990
Auburn, WA                    SuperMall of the Great               48,000           1995
                              Northwest Rack
Bellevue, WA                  Factoria Mall Rack                   46,000           1997
Lynnwood, WA                  Golde Creek Plaza Rack               38,000           1999
Seattle, WA                   Downtown Seattle Rack                42,000           1987
Spokane, WA                   NorthTown Mall Rack                  28,000           2000

(1) Store closed January 26, 2003, however it has been treated as open for the full year.


                                             NORDSTROM INC. AND SUBSIDIARIES  47

OFFICERS OF THE CORPORATION
AND EXECUTIVE TEAM
Jammie Baugh, 50
Executive Vice President,
Human Resources, Full-line Stores


Laurie M. Black, 44
Executive Vice President
and President, Nordstrom Rack
MEMBER OF EXECUTIVE TEAM


Mark S. Brashear, 41
Executive Vice President
and President, Faconnable
MEMBER OF EXECUTIVE TEAM


James H. Bromley, 39
Executive Vice President and
President, Nordstrom Direct, Inc.
MEMBER OF EXECUTIVE TEAM


Dale Cameron, 54
Executive Vice President,
Corporate Merchandise Manager,
Cosmetics, Full-line Stores


Robert E. Campbell, 47
Vice President, Strategy and Planning,
Treasurer


Linda Toschi Finn, 55
Executive Vice President, Marketing
MEMBER OF EXECUTIVE TEAM


Bonnie M. Junell, 46
Vice President,
Corporate Merchandise Manager,
Point of View and Narrative,
Full-line Stores


Kevin T. Knight, 47
Executive Vice President,
Chairman and Chief Executive
Officer of Nordstrom fsb,
President of Nordstrom Credit, Inc.
MEMBER OF EXECUTIVE TEAM


Michael G. Koppel, 46
Executive Vice President and
Chief Financial Officer
MEMBER OF EXECUTIVE TEAM


Llynn (Len) A. Kuntz, 42
Executive Vice President,
WA/AK Regional Manager,
Full-line Stores


David P. Lindsey, 53
Vice President, Store Planning


David L. Mackie, 54
Vice President, Real Estate,
and Corporate Secretary


Robert J. Middlemas, 46
Executive Vice President,
Central States Regional Manager,
Full-line Stores


Jack H. Minuk, 48
Vice President,
Corporate Merchandise Manager,
Women's Shoes, Full-line Stores


Blake W. Nordstrom, 42
President
MEMBER OF EXECUTIVE TEAM


Bruce A. Nordstrom, 69
Chairman of the Board of Directors


Erik B. Nordstrom, 39
Executive Vice President,
Full-line Stores
MEMBER OF EXECUTIVE TEAM


Peter E. Nordstrom, 41
Executive Vice President and
President, Full-line Stores
MEMBER OF EXECUTIVE TEAM


James R. O'Neal, 44
Executive Vice President
and President,
Nordstrom Product Group
MEMBER OF EXECUTIVE TEAM


Suzanne R. Patneaude, 56
Vice President,
Corporate Merchandise Manager,
Designer/Savvy, Full-line Stores


R. Michael Richardson, 46
Vice President and
Chief Information Officer


Karen Bowman Roesler, 47
Vice President, Marketing
Nordstrom Credit Group


K. C. (Karen) Shaffer, 49
Executive Vice President,
Nordstrom Rack
NW Rack Regional Manager


Joel T. Stinson, 53
Executive Vice President and
Chief Administrative Officer
MEMBER OF EXECUTIVE TEAM


Delena M. Sunday, 42
Executive Vice President,
Human Resources and Diversity Affairs
MEMBER OF EXECUTIVE TEAM


Geevy S. K. Thomas, 38
Executive Vice President,
South Regional Manager,
Full-line Stores


48  NORDSTROM INC. AND SUBSIDIARIES
board of directors

BOARD OF DIRECTORS
D. Wayne Gittinger, 70
Partner,
Lane Powell Spears Lubersky LLP
Seattle, Washington


Enrique Hernandez Jr., 47
President and CEO,
Inter-Con Security Systems, Inc.
Pasadena, California


Jeanne P. Jackson, 51
Founder and General Partner,
MSP Capital
Newport, California


John A. McMillan, 71
Retired Co-Chairman
of the Board of Directors
Seattle, Washington


Bruce A. Nordstrom, 69
Chairman of the Board of Directors
Seattle, Washington


John N. Nordstrom, 66
Retired Co-Chairman
of the Board of Directors
Seattle, Washington


Alfred E. Osborne Jr., 58
Director of the Harold Price Center
for Entrepreneurial Studies and
Associate Professor of
Business Economics,
The Anderson School at UCLA
Los Angeles, California


William D. Ruckelshaus, 70
A Strategic Director,
Madrona Venture Group
Seattle, Washington


Stephanie M. Shern, 55
Former Vice Chairman and Partner,
Ernst & Young LLP
Little Falls, New Jersey


Bruce G. Willison, 54
Dean, The Anderson School at UCLA
Los Angeles, California


Alison A. Winter, 56
President, Northeast Personal
Financial Services,
The Northern Trust Corporation
Chicago, Illinois


AUDIT COMMITTEE
Enrique Hernandez Jr., Chair
Jeanne P. Jackson
Alfred E. Osborne Jr.
William D. Ruckelshaus
Stephanie M. Shern
Alison A. Winter


COMPENSATION AND STOCK
OPTION COMMITTEE
Enrique Hernandez Jr.
Jeanne P. Jackson
Alfred E. Osborne Jr.
William D. Ruckelshaus, Chair
Bruce G. Willison
Alison A. Winter


CORPORATE GOVERNANCE
AND NOMINATING COMMITTEE
D. Wayne Gittinger
Enrique Hernandez Jr.
Alfred E. Osborne Jr., Chair
William D. Ruckelshaus


EXECUTIVE COMMITTEE
John A. McMillan
Bruce A. Nordstrom
John N. Nordstrom


FINANCE COMMITTEE
D. Wayne Gittinger
John A. McMillan
John N. Nordstrom
Alfred E. Osborne Jr.
Bruce G. Willison
Alison A. Winter, Chair


shareholder
information


INDEPENDENT AUDITORS

Deloitte & Touche LLP
Seattle, Washington


COUNSEL

Lane Powell Spears Lubersky LLP
Seattle, Washington

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
P. O. Box 3315
South Hackensack, New Jersey 07606
Telephone (800) 318-7045
TDD for Hearing Impaired (800) 231-5469
Foreign Shareholders (201) 329-8660
TDD Foreign Shareholders (201) 329-8354


GENERAL OFFICES

1617 Sixth Avenue
Seattle, Washington 98101-1742
Telephone (206) 628-2111


ANNUAL MEETING

May 20, 2003 at 11:00 a.m.
Pacific Daylight Time
Nordstrom Downtown Seattle Store
John W. Nordstrom Room, fifth floor
1617 Sixth Avenue
Seattle, Washington  98101-1742

FORM 10-K

The Company's annual report on Form 10-K for the year ended January 31, 2003 will be provided to shareholders upon request to:
Nordstrom, Inc. Investor Relations
P. O. Box 2737
Seattle, Washington 98111
(206) 303-3200
invrelations@nordstrom.com

SHAREHOLDER INFORMATION

Please visit www.nordstrom.com to obtain shareholder information. In addition, the Company is always willing to discuss matters of concern to shareholders.