Form 10-K, Exhibit 13
period 2004-01-31
NORDSTROM INC
filed 2004-03-30
CIK 72333

financial highlights

Dollars in thousands except per share amounts

FISCAL YEAR	2003	2002	% Change
Net sales	$6,491,673	$5,975,076	8.6
Earnings before income taxes and cumulative effect of accounting change	398,141	195,624	103.5
Earnings before cumulative effect of accounting change	242,841	103,583	134.4
Net earnings	242,841	90,224	169.2
Basic earnings per share	1.78	0.67	165.7
Diluted earnings per share	1.76	0.66	166.7
Cash dividends paid per share	0.41	0.38	7.9

PLEASE VISIT WWW.NORDSTROM.COM TO OBTAIN ADDITIONAL SHAREHOLDER INFORMATION
FINANCIAL INFORMATION TABLE OF CONTENTS ON PAGE 13

table of contents

14	Management’s Discussion and Analysis
25	Independent Auditors’ and Management Reports
26	Consolidated Statements of Earnings
27	Consolidated Balance Sheets
28	Consolidated Statements of Shareholders’ Equity
29	Consolidated Statements of Cash Flows
30	Notes to Consolidated Financial Statements
48	Eleven-Year Statistical Summary
50	Retail Store Facilities
52	Officers of the Corporation and Executive Team
53	Board of Directors and Committees
53	Shareholder Information

[ 13 ]

management’s discussion and analysis

Nordstrom is a fashion specialty retailer offering a wide selection of high-quality apparel, shoes and accessories for women, men and children. We offer our products through multiple retail channels including our full-line stores, Nordstrom Rack stores, our catalogs and on the Internet at www.nordstrom.com.

STRATEGIC PRIORITIES

We remain committed to increasing our market share while achieving sustained increases in profitability and return on capital. Our core initiatives to accomplish these goals are as follows:

CORE INITIATIVES

Drive top-line growth - Our single most important goal is to drive and sustain positive comparable store sales into the future. We believe our ultimate success in accomplishing this goal will come from continuing to develop and maintain strong customer relationships by providing superior service and distinctive merchandise with an emphasis on quality and value. We are also working to increase sales volume through a combination of merchandising and productivity initiatives, such as maximizing system tools to better tailor our store inventories by market.

Complete systems upgrades - Over the past three years we have made significant information technology investments. They have included the implementation of our perpetual inventory system which includes a more sophisticated replenishment system, a warehouse management system in our distribution centers and our financial system. We are currently rolling out our “Point of Sale” registers including new Personal Book technology and installing a new human resources management system. These additions have been successfully implemented and have not disrupted our operations. The systems upgrades that we have undertaken are providing the necessary tools to help us operate more efficiently and compete more effectively.

Reduce expenses - We believe we have opportunities to reduce our expenses and achieve greater operating efficiency. Despite incremental costs associated with information technology and new store investments, we have lowered our selling, general and administrative expenses as a percent of sales in each of the last three years. We are pursuing several additional selling, general and administrative expense reduction opportunities, including reduced supply chain costs, information technology and non-selling costs, which we believe will help us achieve our intermediate-term goal of 28.0%-28.5% by 2006. Improved operating efficiencies combined with solid sales performance will generate improved profitability for the company and our investors.

OVERVIEW

We are pleased to report a year of strong financial performance. Our results were driven by strong sales momentum, significant gross profit improvement and modest selling, general and administrative expense improvement resulting in diluted earnings per share of $1.76.

During 2003, we generated 4-5-4 comparable store sales gains of 4.3% and total sales gains of 8.6% (see our GAAP sales reconciliation on page 18). In recent years, our sales per square foot have declined as we have ventured into new markets and opened new stores. This year we saw a turnaround in that trend as our sales per square foot increased to $327 from $319 last year, in spite of a 4% expansion in our retail square footage.

Gross profit showed significant improvement, increasing to 35.1% of sales from 33.6% last year. Strong sales and substantially lower markdowns were the primary drivers of the improvement with lower shrinkage and improved buying and occupancy expense as a percent to sales also contributing.

Our expenses as a percent of sales improved for the third year in a row. In 2003, selling, general and administrative expenses as a percent of sales were down 0.4% to 30.0%. This decrease is in addition to the 0.2% improvement we achieved in 2002. While we continue to make progress in this area, we are still focused on reaching our goal of 28.0% to 28.5% of sales by 2006.

Pretax margin increased to 6.1% of sales, a level we had not expected to achieve until 2005. Return on equity increased to 16.15% from a prior year return of 6.71%. Both pretax margin and return on equity reached their highest levels in three years. Overall, our diluted earnings per share increased to $1.76 from $0.66 last year.

Improved profitability and reduced inventory levels contributed to higher cash levels in 2003. A portion of these funds were used to retire $105.7 million in debt during 2003 and $196.8 million of debt in the first quarter of 2004, reducing our debt to capital ratio to approximately 39% by the end of first quarter 2004.

NORDSTROM, INC. and SUBSIDIARIES

[ 14 ]

management’s discussion and analysis

Percentage of 2003 Sales by Merchandise Category

RESULTS OF OPERATIONS

Segment results are discussed in each of the following sections as applicable.

Net Sales (in millions)

Sales increases and 4-5-4 comparable store sales are shown in the table below. Comparable stores are stores open at least one full fiscal year at the beginning of the fiscal year.

Fiscal Year	2001	2002	2003
Net sales increase	1.9%	6.1%	8.6%
4-5-4 Comparable store sales	(2.9%)	1.4%	4.3%

See our GAAP sales reconciliation on page 18.

We had significant sales growth in 2003 as net sales increased 8.6% over the prior year. This growth resulted from comparable store sales increases and store openings. Comparable store sales on a 4-5-4 basis increased 4.3% due to increases at both full-line stores and Nordstrom Rack stores. Additionally, we opened four full-line stores and two Nordstrom Rack stores during 2003, increasing our retail square footage 4%. Sales at Nordstrom Direct increased approximately 15.4% due to favorable fill rates and strong Internet sales. During 2003, Internet sales increased approximately 46% while catalog sales declined by 9%.

Merchandise division sales were led by Women’s Designer, Accessories and Cosmetics, followed by Men’s Apparel and Women’s and Men’s Shoes. The results in these divisions were driven by fresh inventories, compelling values and new product launches. All divisions realized benefits from our new perpetual inventory system, which is discussed further in the next section. Moderate customer response to our merchandise mix caused sales declines in our Women’s Special Sizes and Children’s divisions.

In 2002, net sales increased 6.1% over the prior year. This growth was primarily due to store openings. During 2002, we opened eight full-line stores, four Nordstrom Rack stores and one Façonnable boutique. We also closed one Nordstrom Rack location. The net impact was an increase in our retail square footage of 8%. Comparable store sales increased 1.4% due to increases at both full-line stores and Nordstrom Rack stores. Sales at Nordstrom Direct declined slightly with a planned reduction in catalog sales partially offset by an increase in Internet sales.

In 2004, we plan to open two full-line stores, increasing retail square footage by approximately 2%. We expect 2004 comparable store sales to increase in the low single digits and total sales to increase in the mid-single digits. Internet sales are expected to continue increasing while catalog sales are expected to decline slightly for an overall moderate increase in Nordstrom Direct sales.

NORDSTROM, INC. and SUBSIDIARIES

[ 15 ]

management’s discussion and analysis

Gross Profit
Fiscal Year	2001	2002	2003
Gross profit as a percent of net sales	33.2%	33.6%	35.1%
Inventory per square foot	$52.10	$51.72	$47.11
Inventory turnover	4.10	4.31	4.54

We saw an improvement in our 2003 gross profit as a percentage of net sales due to strong sales, substantially lower markdowns and improved shrinkage numbers as well as an improvement in expenses related to our private label business. Merchandise division gross profit was led by Accessories, Women’s Specialized Apparel, Women’s Contemporary/Juniors and Men’s Apparel. Our new perpetual inventory system gives us greater visibility into our inventory, allowing us to more effectively manage this capital. Better inventory management has enabled us to reduce the markdowns needed to turn slow-moving merchandise and decrease overall inventory levels in spite of new store additions. Inventory per square foot declined 8.9% due to improved performance at both the full-line stores and our Nordstrom Rack division. Buying and occupancy expenses benefited from leverage on a higher sales base resulting in a small improvement on a percent of sales basis.

Gross profit as a percentage of net sales improved in 2002 due to better inventory management. In our merchandising divisions, improvement in gross profit rate offset lower sales in certain categories. Merchandise division gross profit was led by both Women’s and Men’s Apparel. Additionally, costs related to our private label operations improved. This was partially offset by increased markdowns in certain categories due to excess inventories. Total inventory increased as we added new stores, however, inventory per square foot declined due to improved performance at full-line stores partially offset by inventory increases at our Nordstrom Rack division. Total shrinkage as a percentage of sales was even with the previous year.

In 2004, we expect to see continuing improvement in our gross profit performance through lower markdowns and increased inventory turnover. Additionally we plan a slight improvement in our buying and occupancy expenses on a percent of sales basis.

Selling, General and Administrative

Fiscal Year	2001	2002	2003
Selling, general and administrative expense as a percent of sales	30.6%	30.4%	30.0%

The 2002 selling, general and administrative expense includes an impairment charge of $15.6 million related to the write-down of an information technology investment in a supply chain tool in our private label division. We believe that excluding this charge provides a more comparable basis from which to evaluate performance between years. Without this charge, 2002 selling, general and administrative expenses as a percentage of sales would have been 30.2%.

Excluding the effects of the 2002 impairment charge, selling, general and administrative expenses as a percentage of net sales decreased in 2003 to 30.0% from 30.2% in the prior year. This improvement is primarily the result of leverage on better-than-planned sales and overall expense improvements. The most notable expense improvements were:

     •Information technology expense declined this year after the completion of our perpetual inventory implementation.

     •Distribution costs improved as a result of efficiencies gained from our new warehouse management system.

     •Nordstrom Direct continued to execute planned reductions in catalog size consistent with their catalog sales trends, reducing overall catalog costs.

     •Selling expense as a percent to sales improved due to effective management of our staffing levels.

These improvements were partially offset by the following:

     •Incentive compensation expense increased as our financial performance improved.

     •Our credit and collection expense increased primarily due to additional loyalty program expense resulting from higher credit sales.

NORDSTROM, INC. and SUBSIDIARIES

[ 16 ]

management’s discussion and analysis

Selling, general and administrative expenses as a percentage of net sales decreased in 2002 to 30.2% from 30.6% in the prior year, excluding the effect of the 2002 write-down. This decrease is the result of improvements in bad debt and selling expense and reductions in sales promotion. These costs were partially offset by higher distribution costs and higher information systems expense. Bad debt expense decreased as both delinquency and write-off trends stabilized. Selling expense decreased primarily due to continued efficiencies in shipping costs at Nordstrom Direct. Sales promotion decreased as Nordstrom Direct executed planned reductions in catalog size and number of mailings consistent with sales trends. Distribution costs increased primarily due to higher merchandise volumes and temporary inefficiencies caused by the implementation of our perpetual inventory system. The information systems expense increase resulted from depreciation and rollout costs of our new perpetual inventory system.

In 2004, selling, general and administrative expenses as a percent of sales are expected to continue to improve as we identify and pursue expense reduction opportunities. Some of the key areas we are targeting include Supply Chain and Information Technology. Our distribution centers are beginning to reduce the merchandise ticketing needed and are focusing on freight costs. We plan on streamlining our information technology, eliminating old systems and leveraging off of new systems. In addition, we continue to focus on maximizing productivity improvements resulting from our new technologies.

Interest Expense, Net

Interest expense, net increased 11.0% in 2003 primarily due to the repurchase of $105.7 million in debt and lower capitalized interest. The debt repurchase resulted in additional expense of $14.3 million. These expenses were partially offset by lower interest expense resulting from the reduced debt balance outstanding. Capitalized interest decreased due to lower average construction and software in progress balances resulting primarily from the completion of several software projects.

Interest expense, net increased 9.2% in 2002 primarily due to lower capitalized interest. Capitalized interest decreased due to lower average balances during the year for construction and software in progress.

Interest expense for 2004 is expected to increase in the first quarter of 2004 as we repurchased $196.8 million in debt. The debt repurchase resulted in $20.8 million of additional expense. Interest expense will decline for the rest of the year due to our reduced debt balance outstanding. We expect to see a year-over-year reduction in interest expense of $11.0 - $13.0 million.

Minority Interest Purchase And Reintegration Costs

During 2002, we purchased the outstanding shares of Nordstrom.com, Inc. series C preferred stock for $70.0 million. The excess of the purchase price over the fair market value of the preferred stock and professional fees resulted in a one-time charge of $42.7 million. No tax benefit was recognized on the share purchase, as we do not believe it is probable that this benefit will be realized. The impact of not recognizing this income tax benefit increased our 2002 effective tax rate to 47% before the cumulative effect of accounting change.

Also in 2002, $10.4 million of expense was recognized related to the purchase of the outstanding Nordstrom.com options and warrants.

Service Charge Income and Other, Net (in millions)

We continued to see improvements in our 2003 service charge income and other, net primarily due to higher VISA securitization income. Our securitization income benefited from substantial increases in our VISA credit sales and receivables during the year, as well as a small improvement in the cost of funds and bad debt write-offs. This increase was partially offset by a decline in service charge and late fee income resulting from a decline in our private label accounts receivable.

Service charge income and other, net increased in 2002 primarily due to income recorded from our VISA securitization. Securitization income increased this year as credit spreads improved, the cost of funds decreased and bad debt write-offs stabilized. This increase was partially offset by a decline in service charge and late fee income resulting from a decline in our private label accounts receivable.

In 2004, service charge income and other, net is expected to increase $7.0 - $9.0 million as we continue to see growth in our VISA credit sales and corresponding securitization income, offset by a small decline in service charge and late fee income from our private label credit card.

NORDSTROM, INC. and SUBSIDIARIES

[ 17 ]

management’s discussion and analysis

Diluted Earnings per Share

In 2002, our earnings per share included the write down of a supply chain tool, the Nordstrom.com minority interest purchase and reintegration costs and the cumulative effect of accounting change, for a total impact of $71.0 million or $0.53 per share. We believe that excluding these charges provides a more comparable basis from which to evaluate performance between years. Without the impact of these charges, 2002 earnings per share would have been $1.19.

Our earnings per share in 2003 increased to $1.76 from $0.66 in 2002. Excluding the prior year charges noted above, 2003 earnings per share increased $0.57 or 48%. This increase was primarily driven by a strong increase in comparable store sales, significant improvement in gross profit percent and a moderate decrease in selling, general and administrative expenses as a percent of sales.

Earnings per share decreased in 2002 compared to 2001 due to the charges described above. Excluding the impact of these charges, earnings per share would have been $1.19, an increase from 2001 of 28.0%. This increase was primarily driven by an increase in comparable store sales, an improvement in gross profit percent and a decrease in selling, general and administrative expenses as a percent of sales.

Diluted earnings per share are expected to increase 15% - 18% in 2004.

Fourth Quarter Results

Fourth quarter 2003 earnings were $104.3 million compared with $60.0 million in 2002. Total sales for the quarter increased by 10.4% versus the same quarter in the prior year and comparable store sales increased by 8.5%. The increase in total sales resulted from an increase in comparable store sales for the quarter and the opening of four full-line stores and two Nordstrom Rack stores during the year.

Gross profit as a percentage of sales showed strong improvement, increasing to 36.8% from 33.3% last year. Significant improvements in markdowns and shrinkage combined with a small improvement in buying and occupancy expenses substantially increased gross profit as a percent of sales.

Selling, general and administrative expenses as a percent of sales increased to 29.1% from 28.6% last year primarily due to higher incentive compensation offset by improved selling costs, lower distribution costs, lower marketing costs and lower information systems expense.

GAAP Sales Reconciliation (in millions)

We converted to a 4-5-4 Retail Calendar at the beginning of 2003. Sales performance numbers included in this document have been calculated on a comparative 4-5-4 basis. We believe that adjusting for the difference in days provides a more comparable basis (4-5-4 vs 4-5-4) from which to evaluate sales performance. The following reconciliation bridges the reported GAAP sales to the 4-5-4 comparable sales.

				% Change	% Change
			Dollar	Total	Comp
Sales Reconciliation	QTD 2003	QTD 2002	Increase	Sales	Sales
Number of Days Reported GAAP	91	92
Reported GAAP sales	$1,932.5	$1,750.6	$181.9	10.4%	7.0%
Less Nov. 1-2, 2002 sales	—	($43.7)
Plus Feb. 1, 2003 sales	—	$18.2
Reported 4-5-4 sales	$1,932.5	$1,725.1	$207.4	12.0%	8.5%
4-5-4 Adjusted Days	91	91

				% Change	% Change
			Dollar	Total	Comp
Sales Reconciliation	YTD 2003	YTD 2002	Increase	Sales	Sales
Number of Days Reported GAAP	365	365
Reported GAAP sales	$6,491.7	$5,975.1	$516.6	8.6%	4.1%
Less Feb. 1, 2003 sales	($18.2)	—
Less Feb. 1-2, 2002 sales	—	($30.9)
Plus Feb. 1, 2003 sales	—	$18.2
Reported 4-5-4 sales	$6,473.5	$5,962.4	$511.1	8.6%	4.3%
4-5-4 Adjusted Days	364	364

NORDSTROM, INC. and SUBSIDIARIES

[ 18 ]

management’s discussion and analysis

LIQUIDITY AND CAPITAL RESOURCES

We finance our working capital needs, capital expenditures, acquisitions, debt repurchase and share repurchase activity with a combination of cash flows from operations and borrowings.

We believe that our operating cash flows, existing cash and available credit facilities are sufficient to finance our cash requirements for the next 12 months. Additionally, we believe our operating cash flows, existing cash and credit available to us under existing and potential future facilities are sufficient to meet our cash requirements for the next 10 years.

Operating Activities

Our operations are seasonal in nature. The second quarter, which includes our Anniversary Sale, accounts for approximately 28% of net sales, while the fourth quarter, which includes the holiday season, accounts for about 30% of net sales. Cash requirements are highest in the third quarter as we build our inventory for the holiday season.

The increase in net cash provided by operating activities between 2003 and 2002 was primarily due to an increase in net earnings before noncash items, decreases in inventories and increases in accounts payable partially offset by an increase in our retained interest in accounts receivable. Strong sales and effective inventory management left us with low inventory levels after the holidays. January receipts of new merchandise replenished our inventory levels resulting in an increase in accounts payable. Retained interest in accounts receivable increased as Nordstrom VISA credit sales increased during the year.

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

In 2004, cash flows provided by operating activities are expected to be in the range of approximately $380.0 - $420.0 million. Payables are expected to remain consistent with 2003 and inventory is expected to increase modestly from new store openings. These factors will be partially offset by a slower growth in accounts receivable compared to 2003.

Investing Activities

For the last three years, investing activities have primarily consisted of capital expenditures and the minority interest purchase of Nordstrom.com.

Capital Expenditures

Our capital expenditures over the last three years totaled approximately $712 million, net of developer reimbursements, principally to add stores, improve existing facilities and purchase or develop new information systems. More than 3.0 million square feet of retail store space has been added during this period, representing an increase of 19% since January 31, 2001.

We plan to spend approximately $725-$775 million, net of developer reimbursements, on capital projects during the next three years. Approximately 63% of this investment will be to build new stores and remodel existing stores and 17% will go toward information technology, while the remaining 20% is for maintenance and other miscellaneous spending. Compared to the previous three years, we plan to open fewer stores, slow spending on information systems and increase our spending on the improvement of existing facilities. To maximize the profitability of our new stores, we are opening fewer new stores but are placing them in established large regional shopping centers. In the information systems area, we are in the process of implementing our “Point of Sale” system, which we expect to complete during 2004.

At January 31, 2004, approximately $249 million has been contractually committed primarily for the construction of new stores or remodeling of existing stores. Although we have made commitments for stores opening in 2004 and beyond, it is possible that some stores may not be opened as scheduled because of delays in the development process, or because of the termination of store site negotiations.

Total Square Footage (in thousands)

NORDSTROM, INC. and SUBSIDIARIES

[ 19 ]

management’s discussion and analysis

Financing Activities

Financing activities primarily consist of proceeds from the exercise of stock options, dividend payments and principal payments on debt.

Dividends

In 2003, we paid $0.41 per share in common stock dividends, the seventh consecutive annual dividend increase. We paid $0.38 and $0.36 per share of common stock in fiscal 2002 and 2001.

Debt Buyback

During 2003, we purchased $103.2 million of our 8.95% senior notes and $2.5 million of our 6.7% medium-term notes for a total cash payment of $120.8 million. Approximately $14.3 million of expense was recognized during the year related to these purchases.

During the first quarter of 2004, we retired $196.8 million of our 8.95% senior notes for a total cash payment of $218.6 million. Approximately $20.8 million of expense has been recorded in first quarter of 2004. This expense and the related interest savings is expected to reduce first quarter earnings per share by approximately $0.08 per share.

Debt to Capital Ratio

At the end of 2003, our debt to capital ratio decreased to 43.0% from 49.6% in 2002 and a high of 52.1% in 2001. This was primarily due to the repurchase of $105.7 million in debt during 2003. Our first quarter 2004 repurchase of $196.8 million in debt brings our debt to capital ratio to about 39%, exceeding our near-term debt to capital goal of 40% to 45%.

Off-Balance Sheet Financing

We have $200 million in outstanding term notes collateralized by our Nordstrom VISA credit card receivables. On an ongoing basis, our Nordstrom VISA receivables are transferred to a master note trust, which has issued Class A and B notes to third party investors. We hold securities that represent our retained interests in the trust. Based on SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” this debt and the related receivables are not reflected in our consolidated balance sheets, however the carrying amount of our retained interests is included on our balance sheet.

Our off-balance sheet financing allows us to obtain financing at rates lower than our conventional unsecured debt, adding another option to diversify our financing sources. Additionally, our exposure to credit losses on the underlying VISA receivables is limited to our retained interests. The details of our off-balance sheet financing are disclosed in Note 9: Off-balance Sheet Financing.

Class A and B notes total $200 million and were issued by the trust in May 2002. These are 5-year term notes backed by our VISA credit card receivables. The proceeds from these notes were used to retire $200 million outstanding on a previous off-balance sheet securitization also backed by our VISA credit card receivables.

Debt

In November 2001, we issued $300 million of Class A notes backed by Nordstrom private label receivables. These notes bear a fixed interest rate of 4.82% and have a maturity of five years. Both the debt and related assets are included in our consolidated balance sheets. A portion of the proceeds was used to pay-down approximately $77 million in medium-term notes and the purchase of Nordstrom.com, Inc.’s preferred stock for $70 million. The remaining proceeds will be used for general corporate purposes and capital expansion.

Interest Rate Swaps

To manage our interest rate risk, we had interest rate swaps with a fair value of ($8.1) million and $3.2 million outstanding at January 31, 2004 and 2003. Both interest rate swaps were designated as fully effective fair value hedges. Our current swap has a $250 million notional amount, expiring in 2009. Under the agreement, we received a fixed rate of 5.63% and paid a variable rate based on LIBOR plus a margin of 2.3% set at six-month intervals (3.945% at January 31, 2004).

In 2002 and 2003, we received $4.9 million and $2.3 million for the sale of two interest rate swaps. The first swap converted our $300 million, 8.95% fixed-rate debt to variable rate, while the second swap converted our $250 million, 5.63% fixed-rate debt to variable rate. The cash proceeds from each of the swap terminations will be recognized as interest income evenly over the remaining life of the related debt.

Noncash Financing

We own 49% of a limited partnership which constructed a new corporate office building in which we are the primary occupant. During the first quarter of 2002, the limited partnership refinanced its construction loan obligation with an $85 million mortgage secured by the property, of which $79.2 million was included in our balance sheet at January 31, 2004. The obligation has a fixed interest rate of 7.68% and a term of 18 years.

NORDSTROM, INC. and SUBSIDIARIES

[ 20 ]

management’s discussion and analysis

Available Credit

We have an unsecured revolving credit facility totaling $300 million that expires in November 2004. Under the terms of the agreement, we pay a variable rate of interest based on LIBOR plus a margin of 0.50% (1.6% at January 31, 2004.) The margin increases to 0.63% if more than $150 million is outstanding on the facility. The line of credit agreement contains restrictive covenants, which include maintaining certain financial ratios. We also pay a commitment fee for the line based on our debt rating. As of January 31, 2004, no borrowings have been made against this revolving credit facility. We plan to renew this credit facility or replace it with a similar facility prior to its expiration. Based on the factors above, we do not believe the expiration of this credit facility will have an impact on our liquidity.

Also in November 2001, we issued a variable funding note backed by Nordstrom private label receivables with a $200 million capacity that we renew annually. Interest on this facility varies based on the actual cost of commercial paper plus specified fees. As of January 31, 2004, no borrowings were outstanding against this note.

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

Debt Ratings

The following table shows our credit ratings at the date of this report.

Standard
Credit Ratings	Moody’s	and Poor’s
Senior unsecured debt Commercial paper Outlook	Baa1 P-2 Stable	A- A-2 Stable

These ratings could change depending on our performance and other factors. A significant ratings drop could result in the termination of the $200 million Nordstrom private label receivables variable funding note and an interest rate change on the $300 million revolving credit facility. The remainder of our outstanding debt is not subject to termination or interest rate adjustments based on changes in credit ratings.

Contractual Obligations

The following table summarizes our contractual obligations and the expected effect on our liquidity and cash flows. We expect to fund these commitments primarily with operating cash flows generated in the normal course of business and credit available to us under existing and potential future facilities.

		Less			More
		than	1-3	3-5	than 5
Fiscal Year	Total	1 year	years	years	years
Long-term debt	$1,234.3	$5.4	$405.4	$457.2	$366.3
Capital lease obligations	16.2	2.4	3.5	3.1	7.2
Operating leases	718.2	73.3	134.7	119.5	390.7
Purchase obligations	341.8	231.9	100.3	7.3	2.3
Other long-term liabilities	86.2	4.1	12.9	7.3	61.9

Total	$2,396.7	$317.1	$656.8	$594.4	$828.4

Long-term debt includes $200 million in off-balance sheet financing related to our VISA securitization, which comes due in April 2007 and does not include the $196.8 million of debt repurchased in the first quarter of 2004. In addition to the required debt repayment disclosed above, we estimate total interest payments of approximately $669 million being paid over the remaining life of the debt.

This table excludes the short-term liabilities, other than the current portion of long-term debt, disclosed on our balance sheets as the amounts recorded for these items will be paid in the next year. Purchase orders totaling $681.2 million have also been excluded from this table.

Other long-term liabilities include estimated repayment schedules primarily for postretirement benefits based on their current payout rates. Other long-term liabilities not requiring cash payments, such as deferred revenue, were excluded from the table above.

NORDSTROM, INC. and SUBSIDIARIES

[ 21 ]

management’s discussion and analysis

Share Repurchase

In May 1995, the Board of Directors authorized $1.1 billion of share repurchases. As of January 31, 2004, we have purchased 39 million shares of our common stock for $1 billion, with remaining share repurchase authority of $82 million. The share repurchase represents 24% of the shares outstanding as of May 1995 after adjusting for the 1998 stock split, at an average price per share of $25.93. No shares were repurchased during 2003.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. We regularly evaluate our estimates including those related to doubtful accounts, inventory valuation, intangible assets, income taxes, self-insurance liabilities, post-retirement benefits, sales return accruals, contingent liabilities and litigation. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following discussion highlights the policies we feel are critical.

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

Vendor Allowances

We receive allowances from merchandise vendors for purchase price adjustments, cooperative advertising programs and cosmetic selling expenses. Purchase price adjustments are recorded as a reduction of cost of sales at the point they have been earned and the related merchandise has been sold. Allowances for cooperative advertising programs and cosmetic selling expenses are recorded as a reduction of selling, general and administrative expense when the advertising or selling expense is incurred. Allowances in excess of actual costs incurred are recorded as a reduction to cost of sales.

Self Insurance

We are self insured for certain losses related to health and welfare, workers’ compensation and general liability. We record estimates of the total cost of claims incurred as of the balance sheet date. These estimates are based on analysis of historical data and independent actuarial estimates.

Allowance For Doubtful Accounts

Our allowance for doubtful accounts represents our best estimate of the losses inherent in our customer accounts receivable as of the balance sheet date. We evaluate the collectibility of our accounts receivable based on several factors, including historical trends, aging of accounts, write-off experience and expectations of future performance. We recognize finance charges on delinquent accounts until the account is written off. Delinquent accounts are written off when they are determined to be uncollectible, usually after the passage of 151 days without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of customer bankruptcy or other circumstances that make further collection unlikely.

NORDSTROM, INC. and SUBSIDIARIES

[ 22 ]

management’s discussion and analysis

Off-Balance Sheet Financing

On an ongoing basis, our Nordstrom VISA receivables are sold to a master note trust, which has issued $200 million in term notes backed by those VISA receivables. We recognize gains or losses on the sale of the VISA receivables to the trust based on the difference between the face value of the receivables sold and the fair value of the assets created during the securitization process. The fair value of the assets is calculated as the present value of their expected cash flows. The discount rates used to calculate present value represent the volatility and risk of the assets. Significant assumptions and judgments are made to estimate the present value of expected cash flows and to determine the fair value of our retained interest. We have no other off-balance sheet transactions. For additional information see Note 9: Off-balance sheet financing.

Valuation of Long-Lived Assets

We review our intangibles and other long-lived assets annually for impairment or when events or changes in circumstances indicate the carrying value of these assets may not be recoverable. We estimate the fair value of an asset based on the future cash flows the asset is expected to generate. An impairment loss is recognized when the carrying value of the asset exceeds its fair value. Factors used in the valuation of long-lived assets include, but are not limited to, management’s plans for future operations, recent operating results and projected cash flows.

Realization of Deferred Tax Assets

In January 2002, we sold our Denver Credit facility generating a capital gain for tax purposes of $15.5 million, which was used to offset a portion of our existing capital loss carryforwards. Capital loss carryforwards of $16.1 million remain available to offset capital gain income in the next two years. No valuation allowance reserve has been provided because we believe it is probable that the full benefit of these carryforwards will be realized.

Our 2002 purchase of the outstanding shares of Nordstrom.com, Inc. series C preferred stock resulted in an expense of $40.4 million which we believe will not be deductible for tax purposes. As a result, we have established a valuation allowance reserve of $15.8 million to offset the deferred tax asset related to this purchase.

Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” for certain decisions made by the FASB as part of the Derivatives Implementation Group process. SFAS No. 149 also amends SFAS No. 133 to incorporate clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. The adoption of this statement did not have a material impact on our financial statements.

In January 2003, the FASB issued Interpretation No. 46 (Revised 2003) or FIN 46, “Consolidation of Variable Interest Entities,” which requires the consolidation of variable interest entities (VIEs). An entity is considered to be a VIE when its equity investors lack controlling financial interest or the entity has insufficient capital to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the majority of the entity’s expected losses or residual returns will be absorbed by that investor. FIN 46 is effective for variable interest entities created or acquired after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 must be applied for the first interim or annual period ending after December 15, 2003. The adoption of FIN 46 did not have an impact on our financial statements.

During November 2003, the EITF reached a consensus on Issue 03-10, “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers.” EITF 03-10 addresses the accounting and disclosure treatment for a retailer’s reimbursement receipt from a vendor for coupons offered directly to consumers by the vendor. EITF 03-10 is effective for coupons distributed to consumers for fiscal years beginning after December 15, 2003. We do not believe the adoption of EITF 03-10 will have an impact on our financial statements.

NORDSTROM, INC. and SUBSIDIARIES

[ 23 ]

management’s discussion and analysis

In December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and other Postretirement Benefits,” establishing additional annual disclosure requirements about plan assets, investment strategy, measurement date, plan obligations and cash flows. The revised standard also establishes interim disclosure requirements related to the benefit cost recognized and contributions paid. Our adoption of the revised SFAS No. 132 as of January 2004 did not have any impact on our results of operation or financial condition.

Cautionary Statement

The preceding disclosures include forward-looking statements regarding our performance, liquidity and adequacy of capital resources. These statements are based on our current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements are qualified by the risks and challenges posed by our ability to predict fashion trends, consumer apparel buying patterns, our ability to control costs, weather conditions, hazards of nature such as earthquakes and floods, trends in personal bankruptcies and bad debt write-offs, changes in interest rates, employee relations, our ability to continue our expansion plans, and the impact of economic and competitive market forces, including the impact of terrorist activity or the impact of a war on us, our customers and the retail industry. As a result, while we believe there is a reasonable basis for the forward-looking statements, you should not place undue reliance on those statements. This discussion and analysis should be read in conjunction with the consolidated financial statements and the Eleven-Year Statistical Summary.

NORDSTROM, INC. and SUBSIDIARIES

[ 24 ]

independent auditors’ and management reports

INDEPENDENT AUDITORS’ REPORT

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries (the “Company”) as of January 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The Company changed its method of accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, for the year ended January 31, 2003, as discussed in Note 2 to the consolidated financial statements.

Deloitte & Touche LLP
Seattle, Washington
March 26, 2004

MANAGEMENT REPORT

We are responsible for the preparation, integrity and fair presentation of our financial statements and the other information that appears in the annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include estimates based on our best judgment.

We maintain a comprehensive system of internal controls and procedures designed to provide reasonable assurance, at an appropriate cost-benefit relationship, that our financial information is accurate and reliable, our assets are safeguarded and transactions executed in accordance with established procedures.

Deloitte and Touche LLP audits our financial statements in accordance with auditing standards generally accepted in the United States of America and provides an objective, independent review of our internal controls and the fairness of our reported financial condition and results of operations.

The Audit Committee, which is comprised of five independent directors, meets regularly with our management, internal auditors and the independent auditors to ensure that each is properly fulfilling its responsibilities. The Committee oversees our systems of internal control, accounting practices, financial reporting and audits to ensure their quality, integrity and objectivity are sufficient to protect shareholders’ investments.

Michael G. Koppel
Executive Vice President and Chief Financial Officer

Blake W. Nordstrom
President

NORDSTROM, INC. and SUBSIDIARIES

[ 25 ]

consolidated statements of earnings

Dollars in thousands except per share amounts

		%of		%of		%of
Fiscal Year	2003	sales	2002	sales	2001	sales
Net sales	$6,491,673	100.0	$5,975,076	100.0	$5,634,130	100.0
Cost of sales and related buying and occupancy	(4,213,955)	(64.9)	(3,965,271)	(66.4)	(3,762,754)	(66.8)

Gross profit	2,277,718	35.1	2,009,805	33.6	1,871,376	33.2
Selling, general and administrative	(1,943,715)	(30.0)	(1,818,381)	(30.4)	(1,725,740)	(30.6)

Operating income	334,003	5.1	191,424	3.2	145,636	2.6
Interest expense, net	(90,952)	(1.4)	(81,921)	(1.4)	(75,038)	(1.4)
Minority interest purchase and reintegration costs	—	—	(53,168)	(0.9)	—	—
Service charge income and other, net	155,090	2.4	139,289	2.4	133,890	2.4

Earnings before income taxes and cumulative effect of accounting change	398,141	6.1	195,624	3.3	204,488	3.6
Income taxes	(155,300)	(2.4)	(92,041)	(1.6)	(79,800)	(1.4)

Earnings before cumulative effect of accounting change	242,841	3.7	103,583	1.7	124,688	2.2
Cumulative effect of accounting change (net of tax of $8,541)	—	—	(13,359)	(0.2)	—	—

Net earnings	$242,841	3.7	$90,224	1.5	$124,688	2.2

Basic earnings per share	$1.78		$0.67		$0.93

Diluted earnings per share	$1.76		$0.66		$0.93

Cash dividends paid per share	$0.41		$0.38		$0.36

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NORDSTROM, INC. and SUBSIDIARIES

[ 26 ]

consolidated balance sheets

Dollars in thousands January 31,	2004	2003
Assets
Current assets:
Cash and cash equivalents	$476,224	$219,344
Accounts receivable, net	633,858	639,630
Retained interest in accounts receivable	272,294	124,543
Merchandise inventories	901,623	953,112
Prepaid expenses	49,750	40,261
Other current assets	121,681	111,138

Total current assets	2,455,430	2,088,028
Land, buildings and equipment, net	1,724,273	1,761,544
Goodwill, net	56,609	56,609
Tradename, net	84,000	84,000
Other assets	145,376	121,726

Total assets	$4,465,688	$4,111,907

Liabilities and Shareholders’ Equity
Current liabilities:
Notes payable	$286	$244
Accounts payable	512,035	429,808
Accrued salaries, wages and related benefits	333,428	260,562
Income taxes and other accruals	196,967	188,986
Current portion of long-term debt	6,833	5,545

Total current liabilities	1,049,549	885,145
Long-term debt	1,227,410	1,345,050
Deferred lease credits	377,321	383,100
Other liabilities	177,399	125,748
Shareholders’ equity:
Common stock, no par:
500,000,000 shares authorized; 138,376,669 and 135,444,041 shares issued and outstanding	424,645	358,069
Unearned stock compensation	(597)	(2,010)
Retained earnings	1,201,093	1,014,105
Accumulated other comprehensive earnings	8,868	2,700

Total shareholders’ equity	1,634,009	1,372,864

Total liabilities and shareholders’ equity	$4,465,688	$4,111,907

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NORDSTROM, INC. and SUBSIDIARIES

[ 27 ]

consolidated statements of shareholders’ equity

Dollars in thousands except per share amounts

	Common Stock		Unearned Stock	Retained	Accum. Other Comprehensive
	Shares	Amount	Compensation	Earnings	Earnings	Total
Balance at February 1, 2001	133,797,757	$330,394	$(3,740)	$900,090	$6,701	$1,233,445
Net earnings	—	—	—	124,688	—	124,688
Other comprehensive earnings:
Foreign currency translation adjustment	—	—	—	—	(2,175)	(2,175)
Securitization fair value adjustment, net of tax of $1,355	—	—	—	—	(2,120)	(2,120)

Comprehensive net earnings	—	—	—	—	—	120,393
Cash dividends paid ($0.36 per share)	—	—	—	(48,265)	—	(48,265)
Issuance of common stock for:
Stock option plans	186,165	3,788	—	—	—	3,788
Employee stock purchase plan	541,677	6,754	—	—	—	6,754
Stock compensation	19,009	380	1,060	—	—	1,440
Purchase and retirement of common stock	(76,000)	—	—	(1,310)	—	(1,310)

Balance at January 31, 2002	134,468,608	341,316	(2,680)	975,203	2,406	1,316,245
Net earnings	—	—	—	90,224	—	90,224
Other comprehensive earnings:
Foreign currency translation adjustment	—	—	—	—	7,755	7,755
SERP adjustment, net of tax of $4,163	—	—	—	—	(6,511)	(6,511)
Securitization fair value adjustment, net of tax of $607	—	—	—	—	(950)	(950)

Comprehensive net earnings	—	—	—	—	—	90,518
Cash dividends paid ($0.38 per share)	—	—	—	(51,322)	—	(51,322)
Issuance of common stock for:
Stock option plans	350,004	7,959	—	—	—	7,959
Employee stock purchase plan	596,351	8,062	—	—	—	8,062
Stock compensation	29,078	732	670	—	—	1,402

Balance at January 31, 2003	135,444,041	358,069	(2,010)	1,014,105	2,700	1,372,864
Net earnings	—	—	—	242,841	—	242,841
Other comprehensive earnings:
Foreign currency translation adjustment	—	—	—	—	7,379	7,379
SERP adjustment, net of tax of $3,304	—	—	—	—	(5,168)	(5,168)
Securitization fair value adjustment, net of tax of $(2,530)	—	—	—	—	3,957	3,957

Comprehensive net earnings	—	—	—	—	—	249,009
Cash dividends paid ($0.41 per share)	—	—	—	(55,853)	—	(55,853)
Issuance of common stock for:
Stock option plans	2,259,771	57,981	—	—	—	57,981
Employee stock purchase plan	647,480	9,677	—	—	—	9,677
Stock compensation	25,377	(1,082)	1,413	—	—	331

Balance at January 31 , 2004	138,376,669	$424,645	$(597)	$1,201,093	$8,868	$1,634,009

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NORDSTROM, INC. and SUBSIDIARIES

[ 28 ]

consolidated statements of cash flows

Dollars in thousands Fiscal Year	2003	2002	2001
Operating Activities
Net earnings	$242,841	$90,224	$124,688
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization of buildings and equipment	250,683	233,931	213,089
Amortization of goodwill and tradename	—	—	4,630
Amortization of deferred lease credits and other, net	(27,712)	(22,179)	(8,886)
Stock-based compensation expense	17,894	1,130	3,414
Deferred income taxes, net	32,027	6,190	16,114
Cumulative effect of accounting change, net of tax	—	13,359	—
Impairment of IT investment	—	15,570	—
Minority interest purchase expense	—	40,389	—
Change in operating assets and liabilities:
Accounts receivable, net	15,593	6,362	28,168
Retained interest in accounts receivable	(141,264)	(67,561)	(5,475)
Merchandise inventories	28,213	(117,379)	80,246
Prepaid expenses	86	521	(2,438)
Other assets	(10,109)	3,378	(16,770)
Accounts payable	99,516	(2,537)	(11,850)
Accrued salaries, wages and related benefits	56,115	23,763	(203)
Income taxes and other accruals	3,105	43,771	(10,413)
Other liabilities	6,237	14,227	12,088

Net cash provided by operating activities	573,225	283,159	426,402

Investing Activities
Capital expenditures	(258,314)	(328,166)	(396,048)
Additions to deferred lease credits	46,007	97,673	126,383
Proceeds from sale-leaseback of Denver Credit facility	—	20,000	—
Minority interest purchase	—	(70,000)	—
Other, net	3,451	(3,513)	(3,104)

Net cash used in investing activities	(208,856)	(284,006)	(272,769)

Financing Activities
Proceeds (payments) from notes payable	3	96	(82,912)
Proceeds from issuance of long-term debt	—	1,665	300,000
Principal payments on long-term debt	(111,439)	(87,697)	(18,640)
Proceeds from sale of interest rate swap	2,341	4,931	—
Proceeds from issuance of common stock	57,459	14,663	10,090
Cash dividends paid	(55,853)	(51,322)	(48,265)
Purchase and retirement of common stock	—	—	(1,310)

Net cash (used in) provided by financing activities	(107,489)	(117,664)	158,963

Net increase (decrease) in cash and cash equivalents	256,880	(118,511)	312,596
Cash and cash equivalents at beginning of year	219,344	337,855	25,259

Cash and cash equivalents at end of year	$476,224	$219,344	$337,855

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NORDSTROM, INC. and SUBSIDIARIES

[ 29 ]

notes to consolidated financial statements

Dollars in thousands except per share amounts

Note 1: Summary of Significant Accounting Policies

The Company: We are a fashion specialty retailer offering high-quality apparel, shoes and accessories for women, men and children with 148 U.S. stores located in 27 states.

We also operate 31 Façonnable boutiques located primarily in Europe. Additionally, we generate catalog and internet sales through Nordstrom Direct (formerly known as Nordstrom.com) and service charge income through Nordstrom Credit, Inc.

Change in Fiscal Year: On February 1, 2003, our fiscal year end changed from January 31st to the Saturday closest to January 31st. Our new fiscal year consists of four 13 week quarters, with an extra week added onto the fourth quarter every five to six years. A one-day transition period is included in our first quarter 2003 results. Fiscal years 2003, 2002 and 2001 ended on January 31, 2004, 2003 and 2002, respectively.

Basis of Presentation: The consolidated financial statements include the balances of Nordstrom, Inc. and its subsidiaries for the entire fiscal year. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates: We make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

Shipping and Handling Costs: Our shipping and handling costs include payments to third-party shippers and costs to store, move and prepare merchandise for shipment. Shipping and handling costs of $47,614, $42,506 and $30,868 in 2003, 2002 and 2001 were included in selling, general and administrative expenses.

Advertising: Costs for newspaper, television, radio and other media are generally expensed as they occur. Direct response advertising costs, such as catalog book production and printing costs, are expensed over the life of the catalog, not to exceed six months. Total advertising expenses were $154,466, $151,368 and $145,341 in 2003, 2002 and 2001.

Store Preopening Costs: Store opening and preopening costs are expensed as they occur.

Stock Compensation: We apply APB No. 25, “Accounting for Stock Issued to Employees,” in measuring compensation costs under our stock-based compensation programs, which are described more fully in Note 15.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Fiscal Year	2003	2002	2001
Net earnings, as reported	$242,841	$90,224	$124,688
Add: stock-based compensation expense included in reported net income, net of tax	9,898	2,240	2,598
Deduct: stock-based compensation expense determined under fair value, net of tax	(23,749)	(21,914)	(19,850)

Pro forma net earnings	$228,990	$70,550	$107,436

Earnings per share:
Basic — as reported	$1.78	$0.67	$0.93
Diluted — as reported	$1.76	$0.66	$0.93
Basic — pro forma	$1.68	$0.52	$0.80
Diluted — pro forma	$1.67	$0.52	$0.80

NORDSTROM, INC. and SUBSIDIARIES

[ 30 ]

notes to consolidated financial statements

Cash Equivalents: Cash equivalents are short-term investments with a maturity of three months or less from the date of purchase.

As of January 31, 2004 and 2003, we have restricted cash of $7,140 and $7,523 included in our cash balances. The restricted cash is held in a trust for use by our Supplemental Executive Retirement Plan and Deferred Compensation Plans.

Cash Management: Our cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at January 31, 2004 and 2003 includes $17,853 and $13,882 of checks not yet presented for payment drawn in excess of cash balances.

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

Deferred Lease Credits: We receive developer reimbursements as incentives to construct stores in certain developments. We capitalize the property, plant and equipment for these stores during the construction period in accordance with EITF Issue No. 97-10, “The Effect of Lessee Involvement in Asset Construction.” At the end of the construction period, developer reimbursements in excess of construction costs are recorded as deferred lease credits and amortized as a reduction to rent expense, on a straight-line basis over the life of the applicable lease or operating covenant. Construction costs in excess of developer reimbursements are recorded as prepaid rent and amortized as rent expense on a straight-line basis over the life of the applicable lease or operating covenant.

Foreign Currency Translation: The assets and liabilities of our foreign subsidiary have been translated to U.S. dollars using the exchange rates effective on the balance sheet date, while income and expense accounts are translated at the average rates in effect during the year. Resulting translation adjustments are recorded as other comprehensive earnings.

Income Taxes: We use the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on differences between financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We establish valuation allowances for tax benefits when we believe it is not likely that the related expense will be deductible for tax purposes.

Loyalty Programs: We have customer loyalty programs in which customers receive points for qualifying purchases. Upon the accumulation of a certain number of points, customers receive a merchandise certificate.

Anticipated merchandise certificate redemptions are expensed as points are earned by the customer, adjusted for expected redemption based on historical trends. Credit customers generally earn one to three points for every dollar charged to their Nordstrom Retail or Nordstrom VISA credit card, and each point is worth $0.01. The related expense is recorded in selling, general and administrative expense.

Vendor Allowances: We receive allowances from merchandise vendors for purchase price adjustments, cooperative advertising programs and cosmetic selling expenses. Purchase price adjustments are recorded as a reduction of cost of sales at the point they have been earned and the related merchandise has been sold. Allowances for cooperative advertising programs and cosmetic selling expenses are recorded as a reduction of selling, general and administrative expense when the advertising or selling expense is incurred. Allowances in excess of actual costs incurred are recorded as a reduction to cost of sales.

Fair Value of Financial Instruments: The carrying amounts of cash equivalents and notes payable approximate fair value. See Note 13 for the fair values of our long-term debt, including current maturities and interest rate swap agreements.

NORDSTROM, INC. and SUBSIDIARIES

[ 31 ]

notes to consolidated financial statements

Derivatives Policy: We limit our use of derivative financial instruments to the management of foreign currency and interest rate risks. Our derivative financial instruments for foreign currency are not material to our financial condition or results of operations and we have no material off-balance sheet credit risk. See Note 13 for a further description of our interest rate swaps.

Recent Accounting Pronouncements: In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” for certain decisions made by the FASB as part of the Derivatives Implementation Group process. SFAS No. 149 also amends SFAS No. 133 to incorporate clarifications of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. The adoption of this statement did not have a material impact on our financial statements.

In January 2003, the FASB issued Interpretation No. 46 (Revised 2003) or FIN 46, “Consolidation of Variable Interest Entities,” which requires the consolidation of variable interest entities (VIEs). An entity is considered to be a VIE when its equity investors lack controlling financial interest or the entity has insufficient capital to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the majority of the entity’s expected losses or residual returns will be absorbed by that investor. FIN 46 is effective for variable interest entities created or acquired after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46 must be applied for the first interim or annual period ending after December 15, 2003. The adoption of FIN 46 did not have an impact on our financial statements.

During November 2003, the EITF reached a consensus on Issue 03-10, “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers.” EITF 03-10 addresses the accounting and disclosure treatment for a retailer’s reimbursement receipt from a vendor for coupons offered directly to consumers by the vendor. EITF 03-10 is effective for coupons distributed to consumers for fiscal years beginning after December 15, 2003. We do not believe the adoption of EITF 03-10 will have an impact on our financial statements.

In December 2003, the FASB revised SFAS No. 132, “Employers Disclosures about Pensions and other Postretirement Benefits,” establishing additional annual disclosure requirements about plan assets, investment strategy, measurement date, plan obligations and cash flows. The revised standard also establishes interim disclosure requirements related to the benefit cost recognized and contributions paid. Our adoption of the revised SFAS No. 132 as of January 2004 did not have an impact on our results of operation or financial condition.

Note 2: Cumulative Effect of Accounting Change

In 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangible assets having indefinite lives are no longer amortized but will be subject to annual impairment tests. Our intangible assets were determined to be either goodwill or indefinite lived tradename.

We have three reporting units that we evaluate. At the beginning of 2002, we had $138,331 of intangibles associated with our Faconnable Business Unit, one level below our reportable Retail Stores segment. The purchase of the minority interest of Nordstrom.com in the first quarter of 2002 resulted in additional goodwill of $24,178 of which $8,462 was allocated to the Retail Stores reporting unit and $15,716 to the Catalog/Internet reporting unit.

We test our intangible assets for impairment by comparing the fair value of the reporting unit with its carrying value. Fair value was determined using a discounted cash flow methodology. We perform our impairment test annually during our first quarter or when circumstances indicate we should do so. Our initial impairment test of the Faconnable Business Unit resulted in an impairment charge to tradename of $16,133 and to goodwill of $5,767. These impairments resulted from a reduction in management’s estimate of future growth for this reporting unit. The impairment charge is reflected as a cumulative effect of accounting change. No further impairments have occurred to date.

NORDSTROM, INC. and SUBSIDIARIES

[ 32 ]

notes to consolidated financial statements

The changes in the carrying amount of our intangible assets for the year ended January 31, 2004 and 2003 are as follows:

	Retail Stores Segment		Catalog/ Internet Segment
	Goodwill	Tradename	Goodwill	Total
February 1, 2002	$38,198	$100,133	$—	$138,331
Impairment	(5,767)	(16,133)	—	(21,900)
Goodwill acquired through purchase of minority interest (see Note 20)	8,462	—	15,716	24,178

January 31, 2004 and 2003	$40,893	$84,000	$15,716	$140,609

The following table shows the actual results of operations as well as pro-forma results adjusted to exclude intangible amortization and the cumulative effect of the accounting change.

Fiscal Year	2003	2002	2001
Reported net earnings	$242,841	$90,224	$124,688
Intangible amortization, net of tax	—	—	2,824
Cumulative effect of the accounting change, net of tax	—	13,359	—

Adjusted net earnings	$242,841	$103,583	$127,512

Basic and diluted earnings per share:

Fiscal Year	2003		2002		2001
					Basic &
	Basic	Diluted	Basic	Diluted	Diluted
Earnings per share:
Reported net earnings	$1.78	$1.76	$0.67	$0.66	$0.93
Intangible amortization, net of tax	—	—	—	—	0.02
Cumulative effect of accounting change, net of tax	—	—	0.10	0.10	—

Adjusted net earnings	$1.78	$1.76	$0.77	$0.76	$0.95

Before adoption of SFAS No. 142, we amortized our intangible assets over their estimated useful lives on a straight-line basis ranging from 10 to 35 years. Accumulated amortization of intangible assets was $5,881 as of January 31, 2004 and 2003.

Note 3: Employee Benefits

We provide a profit sharing plan and 401 (k) plan for our employees. The profit sharing plan is non-contributory and is fully funded by us. The Board of Directors establishes our contribution to the profit sharing plan each year. The 401 (k) plan is funded by voluntary employee contributions. In addition, we provide matching contributions up to a stipulated percentage of employee contributions. Our contributions to the profit sharing plan and matching contributions to the 401(k) plan totaled $52,030, $35,162 and $28,525 in 2003, 2002 and 2001.

Note 4: Postretirement Benefits

We have an unfunded Supplemental Executive Retirement Plan (“SERP”), which provides retirement benefits to certain officers and select employees. During 2003, the SERP was amended to change the target benefit, provide transition benefits, eliminate the offset of our contributions to the 401 (k) and profit sharing plans and increase the retirement age. Certain grandfathered participants will remain under the previous plan provisions.

The following provides a reconciliation of benefit obligations and funded status of the SERP:

January 31,	2004	2003
Change in benefit obligation:
Accumulated benefit obligation at beginning of year	$47,573	$34,411
Service cost	819	1,447
Interest cost	3,420	3,537
Amortization of adjustments	1,444	2,941
Change in additional minimum liability	9,046	7,760
Distributions	(2,689)	(2,523)

Accumulated benefit obligation at end of year	$59,613	$47,573

Funded status of plan:
Underfunded status	$(64,870)	$(50,125)
Unrecognized prior service cost	6,228	3,805
Unrecognized loss	24,403	15,074

Accrued pension cost	$(34,239)	$(31,246)

Balance sheet amounts:
Additional minimum liability	$(25,373)	$(16,327)
Intangible asset	6,228	3,805

NORDSTROM, INC. and SUBSIDIARIES

[ 33 ]

notes to consolidated financial statements

The components of SERP expense and a summary of significant assumptions are as follows.

Fiscal Year	2003	2002	2001
Service cost	$819	$1,447	$1,092
Interest cost	3,420	3,537	2,668
Amortization of adjustments	1,444	2,941	1,821

Total SERP expense	$5,683	$7,925	$5,581

Assumption percentages:
Discount rate	6.25%	7.00%	7.25%
Rate of compensation increase	4.00%	4.00%	5.00%

Measurement date	10/31/03	10/31/02	12/1/01

Note 5: Interest Expense, Net

The components of interest expense, net are as follows:

Fiscal Year	2003	2002	2001
Short-term debt	$652	$677	$3,741
Long-term debt	99,866	89,850	83,225

Total interest expense	100,518	90,527	86,966
Less:
Interest income	(5,981)	(4,254)	(1,545)
Capitalized interest	(3,585)	(4,352)	(10,383)

Interest expense, net	$90,952	$81,921	$75,038

Note 6: Income Taxes

Income tax expense consists of the following:

Fiscal Year	2003	2002	2001
Current income taxes:
Federal	$118,559	$76,901	$58,122
State and local	15,516	10,633	6,142

Total current income taxes	134,075	87,534	64,264
Deferred income taxes:
Current	(7,904)	(4,225)	(7,217)
Non-current	29,129	8,732	22,753

Total deferred income taxes	21,225	4,507	15,536

Total before cumulative effect of accounting change	155,300	92,041	79,800

Deferred income taxes on cumulative effect of accounting change	—	(8,541)	—

Total income taxes	$155,300	$83,500	$79,800

NORDSTROM, INC. and SUBSIDIARIES

[ 34 ]

notes to consolidated financial statements

A reconciliation of the statutory Federal income tax rate to the effective tax rate on earnings before the cumulative effect of accounting change is as follows:

Fiscal Year	2003	2002	2001
Statutory rate	35.00%	35.00%	35.00%
State and local income taxes, net of Federal income taxes	3.10	3.78	3.93
Change in valuation allowance	—	8.45	—
Other, net	0.91	(0.18)	0.09

Effective tax rate	39.01%	47.05%	39.02%

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets and liabilities are as follows:

January 31,	2004	2003
Accrued expenses	$41,096	$35,480
Compensation and benefits accruals	61,553	52,969
Merchandise inventories	24,630	25,831
Capital loss carryforwards	6.286	7,406
Loss on minority interest purchase	15,752	15,752
Other	22,414	28,319

Total deferred tax assets	171,731	165,757
Land, buildings and equipment basis and depreciation differences	(78,558)	(50,401)
Employee benefits	(6,540)	(9,657)
Other	(5,532)	(3,891)

Total deferred tax liabilities	(90,630)	(63,949)

Valuation allowance	(15,752)	(15,752)

Net deferred tax assets	$65,349	$86,056

In January 2003 we sold our Denver Credit facility, generating a capital gain for tax purposes of $15,484 which was used to offset a portion of our existing capital loss carryforwards. Capital loss carryforwards of $16,117 remain available to offset capital gain income in the next two years. No valuation allowance has been provided because we believe it is probable that the full benefit of these carryforwards will be realized.

Our purchase of the outstanding shares of Nordstrom.com, Inc. series C preferred stock in 2002 resulted in an expense of $40,389, which we believe will not be deductible for tax purposes. As a result, we have established a valuation allowance of $15,752 to offset the deferred tax asset related to this purchase.

Note 7: Earnings per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share uses the weighted average number of common shares outstanding during the year plus dilutive common stock equivalents, primarily stock options and performance share units.

Options with an exercise price greater than the average market price were not included in diluted earnings per share. These options totaled 5,335,209, 7,259,273 and 8,563,996 shares in 2003, 2002 and 2001.

Fiscal Year	2003	2002	2001
Net earnings	$242,841	$90,224	$124,688

Basic shares	136,329,144	135,106,772	134,104,582

Basic earnings per share	$1.78	$0.67	$0.93

Dilutive effect of stock options and performance share units	1,409,997	617,468	234,587

Diluted shares	137,739,141	135,724,240	134,339,169

Diluted earnings per share	$1.76	$0.66	$0.93

NORDSTROM, INC. and SUBSIDIARIES

[ 35 ]

notes to consolidated financial statements

Note 8: Accounts Receivable

The components of accounts receivable are as follows:

January 31,	2004	2003
Trade receivables:
Unrestricted	$25,228	$15,599
Restricted	589,992	613,647
Allowance for doubtful accounts	(20,320)	(22,385)

Trade receivables, net	594,900	606,861
Other	38,958	32,769

Accounts receivable, net	$633,858	$639,630

The restricted private label receivables back the $300 million of Class A notes and the $200 million variable funding note issued by us in November 2001. Other accounts receivable consist primarily of vendor receivables and cosmetic rebates receivable. As all vendor receivables are fully earned at period end, no allowance for doubtful vendor receivables has been recorded.

Bad debt expense totaled $27,975, $29,080 and $34,750 in 2003, 2002 and 2001.

Note 9: Off-balance Sheet Financing

In May 2002, we replaced our $200 million variable funding note backed by VISA credit card receivables (“VISA VFN”) with 5-year term notes also backed by the VISA credit card receivables. Class A and B notes with a combined face value of $200 million were issued to third party investors. These proceeds were used to retire the $200 million outstanding on the VISA VFN. We hold securities that represent our retained interests in a master note trust. The carrying amounts of the retained interests approximate fair value as defined by SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” and are included in the balance sheets as retained interest in accounts receivable.

In accordance with SFAS No. 140, our consolidated balance sheets do not include this debt and the related receivables. These related VISA credit card receivables are sold to the trust on an ongoing basis.

We recognize gains or losses on the sale of VISA receivables to the trust based on the difference between the face value of the receivables sold and the fair value of the assets created in the securitization process. The receivables sold to the trust are then allocated between the various interests in the trust based on those interests’ relative fair market values. The fair values of the assets are calculated as the present value of their expected future cash flows. The following table summarizes the estimated fair values of our retained interests as well as the assumptions used:

January 31,	2004	2003
Fair value of retained interests:	$270,570	$124,791
Assumptions:
Weighted average remaining life (in months)	2.5	2.8
Average credit losses	5.45%	6.38%
Average gross yield	17.79%	17.81%
Average interest expense on issued securities	1.41%	1.70%
Average payment rate	23.39%	20.94%
Discount rates of retained interests:
Class C Certificate	10.67%	16.79%
Seller Retained Interest	6.80%	10.51%
Interest Only Strip	12.60%	19.92%

These discount rates represent the volatility and risk of the assets and are calculated using an established formula that considers both the current interest rate environment and credit spreads.

NORDSTROM, INC. and SUBSIDIARIES

[ 36 ]

notes to consolidated financial statements

The following table illustrates the sensitivity in the fair market value estimates of the retained interests given independent changes in assumptions as of January 31, 2004:

	+10%	+20%	-10%	-20%
Gross Yield	$1,594	$3,187	($1,594)	($3,187)
Interest Expense on Issued Classes	(60)	(121)	60	121
Card Holders Payment Rate	(532)	(842)	537	1,264
Charge Offs	(539)	(1,077)	541	1,084
Discount Rate	(411)	(821)	412	825

These sensitivities are hypothetical and should be used with caution. The effect of an adverse change in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might alter the reported sensitivities.

The following table summarizes certain income, expenses and cash flows received from and paid to the master note trust.

Fiscal Year	2003	2002	2001
Principal collections reinvested in new receivables	$1,332,790	$824,715	$669,582
Gains on sales of receivables	4,920	8,290	3,147
Income earned on retained interests	31,926	10,786	6,711
Cash flows from retained assets:
Retained interests	58,222	28,100	11,916
Servicing fees	7,631	5,407	8,440

Interest income earned on the retained interests is included in service charge income and other on the consolidated statements of earnings.

The total principal balance of the VISA receivables was $465,198 and $323,101 as of January 31, 2004 and 2003. Gross credit losses were $22,393, $18,580 and $17,050 for the years ended January 31, 2004, 2003 and 2002, and receivables past due for more than 30 days were $8,805 and $8,519 at January 31, 2004 and 2003.

The following table illustrates default projections using net credit losses as a percentage of average outstanding receivables in comparison to actual performance:

Fiscal Year	2004	2003	2002
Original projection	5.59%	6.16%	7.66%
Actual	N/A	5.57%	6.59%

Under the terms of the trust agreement, we may be required to fund certain amounts upon the occurrence of specific events. The securitization agreements set a maximum percentage of receivables that can be associated with employee accounts. As of January 31, 2004, this maximum was exceeded by $1,595. In addition, other excess concentrations total $186. It is possible that we may be required to repurchase these receivables. Aside from these instances, we do not believe any additional funding will be required.

Our continued involvement in the securitization of VISA receivables will include recording gains/losses on sales in accordance with SFAS No. 140 and recognizing income on retained assets as prescribed by EITF 99-20 “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets,” holding subordinated, non-subordinated and residual interests in the trust, and servicing the portfolio.

NORDSTROM, INC. and SUBSIDIARIES

[ 37 ]

notes to consolidated financial statements

Note 10: Receivable-backed Securities

Total principal receivables of the securitized portfolio at January 31, 2004 and 2003 were approximately $584,828 and $609,784, and receivables more than 30 days past due were approximately $14,910 and $16,973. Net charged off receivables for the years ended January 31, 2004, 2003 and 2002 were $28,703, $29,555 and $28,134.

The private label receivables also serve as collateral for a variable funding facility with a limit of $200,000. Interest on the facility varies based on the actual cost of commercial paper plus specified fees. Nothing was outstanding on this facility at January 31, 2004 or 2003.

Our continuing involvement in the securitization of private label receivables will include pledging new receivables to the master note trust, accounting for the transaction as a secured financing and servicing the portfolio.

Note 11: Land, Buildings and Equipment

Land, buildings and equipment consist of the following:

January 31,	2004	2003
Land and land improvements	$63,636	$60,692
Buildings	768,373	829,885
Leasehold improvements	991,366	943,555
Capitalized software	206,751	150,655
Store fixtures and equipment	1,724,067	1,222,842
Construction in progress	79,016	436,891

	3,833,209	3,644,520
Less accumulated depreciation and amortization	(2,108,936)	(1,882,976)

Land, buildings and equipment, net	$1,724,273	$1,761,544

Capitalized software includes external direct costs, internal direct labor and employee benefits, as well as interest associated with the development of the computer software. Depreciation begins in the period in which the software is ready for its intended use. Construction in progress includes $24,657 and $61,384 of software in progress at January 31, 2004 and 2003.

The total cost of capitalized leased buildings was $20,035 and $13,884 at January 31, 2004 and 2003 respectively, with related accumulated amortization of $14,021 and $9,261. The amortization of capitalized leased buildings was recorded in depreciation expense.

In January 2003, we sold our Denver Credit facility for $20,000 and subsequently leased it back. The related gain of $16,022 is being recognized as a reduction to rent expense evenly over the 15 year life of the lease.

At January 31, 2004, we have contractual commitments of approximately $249,000 primarily for the construction of new stores or remodeling of existing stores.

Note 12: Notes Payable

During 2002, we borrowed $15,000 at 2% on our variable funding note (described in Note 10.) Nothing was outstanding at January 31, 2004 and 2003.

We have an unsecured line of credit totaling $300 million, which is available as liquidity support for our commercial paper program, and expires in November 2004. Under the terms of the agreement, we pay a variable rate of interest based on LIBOR plus a margin of 0.50%, or 1.6% at January 31, 2004. The margin increases to 0.63% if more than $150 million is outstanding on the facility. The line of credit agreement contains restrictive covenants, which include maintaining certain financial ratios. We also pay a commitment fee for the line based on our debt rating. As of January 31, 2004, no borrowings have been made against this revolving credit facility. We plan to renew this credit facility or replace it with a similar facility prior to its expiration.

Additionally, in connection with the purchase of foreign merchandise, we have outstanding import letters of credit totaling $54,536 and standby letters of credit totaling $1,370 at January 31, 2004.

NORDSTROM, INC. and SUBSIDIARIES

[ 38 ]

notes to consolidated financial statements

Note 13: Long-Term Debt

A summary of long-term debt is as follows:

January 31,	2004	2003
Receivable-backed PL Term, 4.82%, due 2006	$300,000	$300,000
Senior debentures, 6.95%, due 2028	300,000	300,000
Senior notes, 5.625%, due 2009	250,000	250,000
Senior notes, 8.95%, due 2005	196,770	300,000
Notes payable, 6.7%, due 2005	97,500	100,000
Mortgage payable, 7.68%, due 2020	79,204	79,618
Other	18,860	17,753
Fair market value of interest rate swap	(8,091)	3,224

Total long-term debt	1,234,243	1,350,595
Less current portion	(6,833)	(5,545)

Total due beyond one year	$1,227,410	$1,345,050

Year to date we have purchased $103,230 of our 8.95% senior notes and $2,500 of our 6.7% medium-term notes for a total cash payment of $120,760. Approximately $14,300 of expense has been recorded during the year related to these purchases.

During the first quarter of 2004, we retired $196,770 of our 8.95% senior notes for a total cash payment of $218,554. Approximately $20,781 of expense has been recorded in the first quarter of 2004. This expense and the related interest savings is expected to reduce first quarter earnings per share by approximately $0.08 per share.

To manage our interest rate risk, we had outstanding at January 31, 2004 and 2003, interest rate swaps with a fair value of ($8,091) and $3,224 recorded in other liabilities and other assets, respectively. All interest rate swaps were designated as fully effective fair value hedges. Our current swap has a $250 million notional amount, expiring in 2009. Under the agreement, we received a fixed rate of 5.63% and paid a variable rate based on LIBOR plus a margin of 2.3% set at six-month intervals (3.945% at January 31, 2004).

In 2002 and 2003, we received $4,931 and $2,341 for the sale of two interest rate swaps. The first swap converted our $300 million, 8.95% fixed-rate debt to variable rate, while the second swap converted our $250 million, 5.63% fixed-rate debt to variable rate. The cash proceeds from each of the swaps will be recognized as interest income evenly over the remaining life of the related debt.

The fair value of long-term debt, including current maturities, using quoted market prices of the same or similar issues, was approximately $1,336,000 and $1,443,000 at January 31, 2004 and 2003.

We own a 49% interest in a limited partnership which constructed a new corporate office building in which we are the primary occupant. During 2002, the limited partnership refinanced its construction loan obligation with a mortgage secured by the property. This mortgage will be amortized as we make rental payments to the limited partnership over the life of the mortgage.

Required principal payments on long-term debt, excluding capital lease obligations, the fair market value of the interest rate swap and $196,770 of debt repurchased in the first quarter of 2004, are as follows:

Year ended January 31,
2005	5,420
2006	101,613
2007	303,800
2008	3,677
2009	253,564
Thereafter	366,253

NORDSTROM, INC. and SUBSIDIARIES

[ 39 ]

notes to consolidated financial statements

Note 14: Leases

We lease land, buildings and equipment under noncancelable lease agreements with expiration dates ranging from 2004 to 2080. Certain leases include renewal provisions at our option. Most of the leases provide for additional rent payments based upon specific percentages of sales and require us to pay for certain common area maintenance and other costs.

Fiscal Year	2003	2002	2001
Minimum rent:
Store locations	$24,071	$19,609	$26,951
Offices, warehouses and equipment	23,158	27,610	20,144
Percentage rent:
Store locations	7,920	7,776	8,047

Total rent expense	$55,149	$54,995	$55,142

Future minimum lease payments as of January 31 , 2004 are as follows:

Year ended January 31,	Capital Leases	Operating Leases
2005	$2,398	$73,265
2006	1,932	69,522
2007	1,564	65,216
2008	1,565	61,140
2009	1,565	58,332
Thereafter	7,167	390,731

Total minimum lease payments	16,191	$718,206

Less amount representing interest	4,704

Present value of net minimum lease payments	$11,487

Note 15: Stock-Based Compensation

Stock Option Plan: We have a stock option plan (“the Plan”) under which stock options, performance share units and restricted stock are granted to key employees. Options vest over periods ranging from four to eight years, and expire ten years after the date of grant.

Performance Share Units: In 2003, 2002 and 2001 we granted 113,904, 190,396 and 273,864 performance share units, which will vest over three years if certain financial goals are met. For the first time, 227,881 performance share units vested at 125% of their value as of January 31, 2004. Employees do not pay any monetary consideration upon vesting and may elect to receive common stock or cash. At January 31, 2004 and 2003, $18,657 and $4,441 were recorded in accrued salaries, wages and related benefits for the 2001-2003 grants. As of January 31, 2004 and 2003, 284,805 and 415,640 units were outstanding.

At January 31, 2004, approximately 4,166,239 shares are reserved for future stock option grants pursuant to the Plan.

We apply APB No. 25, “Accounting for Stock Issued to Employees,” in measuring compensation costs under our stock-based compensation programs. Stock options are issued at the fair market value of the stock at the date of grant. Accordingly, we recognized no compensation cost for stock options issued under the Plan. For performance share units, we record compensation expense over the performance period at the fair value of the stock on the date when it is probable that the employees will earn the units. Stock-based compensation expense for 2003, 2002 and 2001 was $17,894, $1,130 and $3,414.

NORDSTROM, INC. and SUBSIDIARIES

[ 40 ]

notes to consolidated financial statements

Stock option activity for the Nordstrom, Inc. Plan was as follows:

	2003		2002		2001
		Weighted-Average		Weighted-Average		Weighted-Average
Fiscal Year	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding, beginning of year	11,886,345	$25	10,763,893	$24	8,873,342	$27
Granted	2,714,503	18	2,423,966	25	3,288,826	19
Exercised	(2,259,771)	22	(350,004)	19	(186,165)	18
Cancelled	(655,737)	23	(948,788)	26	(1,151,884)	26
Expired	(1,488)	14	(2,722)	18	(60,226)	22

Outstanding, end of year	11,683,852	$24	11,886,345	$25	10,763,893	$24

Options exercisable at end of year	5,356,810	$27	5,724,629	$26	4,533,281	$27

The following table summarizes information about stock options outstanding for the Nordstrom, Inc. Plan as of January 31, 2004:

		Options Outstanding		Options Exercisable
		Weighted
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of		Contractual	Exercise		Exercise
Exercise Prices	Shares	Life (Years)	Price	Shares	Price
$15 – $22	6,209,577	7	$19	2,054,663	$20
$23 – $32	3,820,685	6	26	1,842,619	27
$33 – $40	1,653,590	5	36	1,459,528	36

	11,683,852	7	$24	5,356,810	$27

Stock option activity for the Nordstrom.com 1999 and 2000 Plans was as follows:

	2002		2001
		Weighted-		Weighted-
		Average		Average
		Exercise		Exercise
Fiscal Year	Shares	Price	Shares	Price
Outstanding, beginning of year	3,524,808	$1.73	4,174,950	$1.72
Granted	112,500	1.92	41,500	1.92
Exercised	—	—	—	—
Cancelled	(3,637,308)	1.73	(691,642)	1.68

Outstanding, end of year	—	—	3,524,808	$1.73

Options exercisable at end of year	—	—	1,241,104	$1.68

NORDSTROM, INC. and SUBSIDIARIES

[ 41 ]

notes to consolidated financial statements

Nonemployee Director Stock Incentive Plan

The Nonemployee Director Stock Incentive Plan authorizes the grant of stock awards to nonemployee directors. These awards may be deferred or issued in the form of restricted or unrestricted stock, nonqualified stock options or stock appreciation rights. We issued 15,849 and 18,981 shares of common stock for a total expense of $318 and $405 for the years ended January 31, 2004 and 2003. An additional 10,672 shares were deferred for a total expense of $183 in 2003. At January 31, 2004, we had 404,498 remaining shares available for issuance.

Nordstrom.com

Nordstrom.com had two stock option plans, the “1999 Plan” and the “2000 Plan,” as well as warrants issued to vendors in exchange for services. In the third quarter of 2002, we purchased 3,608,322 options and 470,000 warrants in connection with the purchase of the minority interest in Nordstrom.com (see Note 20) for a total cash payment of $11,802. At January 31, 2004 and 2003, there are no outstanding options or warrants for Nordstrom.com.

Employee Stock Purchase Plan

We offer an Employee Stock Purchase Plan as a benefit to our employees. Employees participate through payroll deductions in amounts related to their base compensation. At the end of each offering period, the participants purchase shares at 85% of the lower of the fair market value at the beginning or the end of the offering period, usually six months. We issued 647,480, 596,351 and 541,677 shares under this plan in 2003, 2002 and 2001. As of January 31, 2004 and 2003, we had payroll deductions totaling $3,728 and $3,000 for the purchase of shares. We have 1,548,650 shares available for issuance at January 31, 2004.

Pacesetter Stock Plan

We granted 9,528, 10,653 and 6,687 shares of common stock to key employees under the Pacesetters stock plan in 2003, 2002 and 2001. The Pacesetter stock plan was established in 1997 to provide additional incentive to employees, officers, consultants or advisors to promote the success of the business. The related expense of $164, $240 and $130 was recorded in 2003, 2002 and 2001. An additional 1,527 shares were deferred for a related expense of $26 in 2003. As of January 31, 2004, there are no remaining shares available for issuance.

Grants To Executive Officers

Options and performance share units granted to our president and the other four most highly compensated individuals were 9.3%, 8.3% and 7.9% as a percent of total options and performance share units granted in 2003, 2002 and 2001.

SFAS No. 123

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Fiscal Year	2003	2002	2001
Net earnings, as reported	$242,841	$90,224	$124,688
Add: stock-based compensation expense included in reported net income, net of tax	9,898	2,240	2,598
Deduct: stock-based compensation expense determined under fair value, net of tax	(23,749)	(21,914)	(19,850)

Pro forma net earnings	$228,990	$70,550	$107,436

Earnings per share:
Basic — as reported	$1.78	$0.67	$0.93
Diluted — as reported	$1.76	$0.66	$0.93
Basic — pro forma	$1.68	$0.52	$0.80
Diluted — pro forma	$1.67	$0.52	$0.80

NORDSTROM, INC. and SUBSIDIARIES

[ 42 ]

notes to consolidated financial statements

The Black-Scholes method was used to estimate the fair value of the options at grant date based on the following factors:

Fiscal Year	2003	2002	2001
Stock Options:
Risk-free interest rate	2.9%	4.3%	4.8%
Volatility	71.0%	69.0%	68.0%
Dividend yield	1.5%	1.5%	1 .3%
Expected life in years	5.0	5.0	5.0

Weighted-average fair value at grant date	$10	$14	$10

ESPP:
Risk-free interest rate	1.1%	1.9%	4.3%
Volatility	71.0%	69.0%	68.0%
Dividend yield	1.5%	1.5%	1.3%
Expected life in years	0.5	0.5	0.5

Weighted-average fair value at grant date	$7	$7	$5

For options issued in 2001 under the Nordstrom.com plans, we used a risk-free interest rate of 4.5%, volatility of 127%, dividend yield of 0% and expected life of 4 years to calculate the fair value at grant date of $1.56.

Note 16: Accumulated Other Comprehensive Earnings

The following table shows the components of accumulated other comprehensive earnings:

January 31,	2004	2003	2002
Foreign currency translation	$15,783	$8,404	$649
SERP adjustment	(11,679)	(6,511)	—
Securitization fair value adjustment	4,764	807	1,757

Total accumulated other comprehensive earnings	$8,868	$2,700	$2,406

Note 17: Supplementary Cash Flow Information

We capitalize certain property, plant and equipment during the construction period of commercial buildings which is subsequently derecognized and reclassed to prepaid rent or deferred lease credits. We also had noncash activity related to the construction of our corporate office building. The noncash activity is as follows:

Fiscal Year	2003	2002	2001
Noncash activity:
Reclassification of new stores	$753	$61,792	$75,555
Corporate office construction	1,880	(3,951)	36,120

Supplementary cash flow information includes the following:

Fiscal Year	2003	2002	2001
Cash paid during the year for:
Interest (net of capitalized interest)	$96,824	$84,898	$77,025
Income taxes	121,271	48,386	80,689

Note 18: Segment Reporting

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

During 2003, Nordstrom Direct, which contains our Internet and catalog business, was consolidated into Nordstrom, Inc. as a division. As a result of this change, the Internet and catalog segment will be presented as part of our retail stores segment starting in 2004.

We use the same measurements to compute net earnings for reportable segments as we do for the consolidated company. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1.

NORDSTROM, INC. and SUBSIDIARIES

[ 43 ]

notes to consolidated financial statements

The following tables set forth the information for our reportable segments and a reconciliation to the consolidated totals:

Fiscal Year 2003	Retail Stores	Credit Operations	Catalog/ Internet	Corporate and Other	Eliminations	Total
Revenues from external customers (b)	$6,199,023	—	$292,650	—	—	$6,491,673
Service charge income	—	$142,773	—	—	—	142,773
Intersegment revenues	25,652	34,276	—	—	$(59,928)	—
Interest expense, net	697	22,122	(105)	$68,238	—	90,952
Depreciation and amortization	224,018	2,838	5,052	18,775	—	250,683
Earnings before taxes	582,737	17,473	8,625	(210,694)	—	398,141
Net earnings (loss)	355,432	10,658	5,261	(128,510)	—	242,841
Assets (a)(b)	2,686,927	878,541	93,070	807,150	—	4,465,688
Capital expenditures	242,331	1,104	4,729	10,150	—	258,314

Fiscal Year 2002	Retail Stores	Credit Operations	Catalog/ Internet	Corporate and Other	Eliminations	Total
Revenues from external customers (b)	$5,721,517	—	$253,559	—	—	$5,975,076
Service charge income	—	$133,587	—	—	—	133,587
Intersegment revenues	29,737	32,783	—	—	$(62,520)	—
Interest expense, net	191	23,582	972	$57,176	—	81,921
Depreciation and amortization	201,861	3,212	4,977	23,881	—	233,931
Earnings before taxes and cumulative effect of accounting change	450,476	21,194	(21,926)	(254,120)	—	195,624
Net earnings (loss)	261,439	12,929	(13,375)	(170,769)	—	90,224
Assets (a)(b)	2,686,252	753,377	89,512	582,766	—	4,111,907
Capital expenditures	230,864	2,058	4,507	90,737	—	328,166

Fiscal Year 2001	Retail Stores	Credit Operations	Catalog/ Internet	Corporate and Other	Eliminations	Total
Revenues from external customers (b)	$5,370,761	—	$263,369	—	—	$5,634,130
Service charge income	—	$131,267	—	—	—	131,267
Intersegment revenues	20,192	25,514	—	—	$(45,706)	—
Interest expense, net	994	25,013	77	$48,954	—	75,038
Depreciation and amortization	182,960	2,253	5,498	22,378	—	213,089
Amortization of intangible assets	4,630	—	—	—	—	4,630
Earnings before taxes	402,313	10,652	(8,153)	(200,324)	—	204,488
Net earnings (loss)	245,313	6,495	(4,971)	(122,149)	—	124,688
Assets (a)(b)	2,570,375	699,454	69,457	720,964	—	4,060,250
Capital expenditures	379,819	2,054	2,554	11,621	—	396,048

(a) Segment assets in Corporate and Other include unallocated assets in corporate headquarters, consisting primarily of cash, land, buildings and equipment, and deferred tax assets.

(b) Includes foreign sales of $92,524, $82,126 and $78,210 for the years ended January 31, 2004, 2003 and 2002, and assets of $234,459, $219,861 and $198,689 as of January 31, 2004, 2003 and 2002.

NORDSTROM, INC. and SUBSIDIARIES

[ 44 ]

notes to consolidated financial statements

Note 19: Restructurings and Impairments

In 2002, we recognized a charge of $15,570 to write-down an IT investment in a supply chain tool intended to support our private label division. A strategic decision was made not to expand our private label division to support an external wholesale business, resulting in impairment to an in-process software project designed to support this activity. This charge to the Retail Stores segment reduced this asset to its estimated market value. The charge was recorded in selling, general and administrative expense.

In 2001, we streamlined our operations through a reduction in workforce of approximately 2,600 employees. As a result, we recorded a restructuring charge of $1,791 in selling, general and administrative expenses relating to severance for approximately 195 employees. Personnel affected were primarily located in the corporate center and in full-line stores.

The following table presents the activity and balances of the reserves established in connection with the restructuring charges:

Fiscal Year	2003	2002	2001
Beginning balance	$—	$—	$178
Additions	—	—	1,791
Payments	—	—	(1,890)
Adjustments			(79)

Ending balance	$—	$—	$—

Note 20: Nordstrom.com

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

The following table presents the charges associated with the minority interest purchase and reintegration costs:

Fiscal Year	2002
Excess of the purchase price over the fair market value of the preferred stock	$40,389
Nordstrom.com option/warrant buyback expense	10,432
Professional fees incurred	2,347

Total	$53,168

Note 21: Self Insurance

We are self insured for certain losses related to health and welfare, workers’ compensation and general liability. We record estimates of the total cost of claims incurred as of the balance sheet date. These estimates are based on analysis of historical data and independent actuarial estimates.

Workers Compensation – we have a deductible per claim of $1,000 or less and no policy limits. Our workers compensation reserve is $57,400 at January 31, 2004.

General Liability – we have a deductible per claim of $1,000 or less and a policy limit up to $150,000. Our general liability reserve is $10,300 at January 31, 2004.

Health and Welfare – We are self insured for our health and welfare coverage and do not have stop-loss coverage. Participants contribute to the cost of their coverage and are subject to certain plan limits and deductibles. Our health and welfare reserve is $10,000 at January 31, 2004.

Note 22: Vulnerability Due to Certain Concentrations

Approximately 29% of our retail square footage is located in the state of California. At January 31, 2004, the net book value of property located in California was approximately $284,000. We carry earthquake insurance in all states with a $50,000 deductible and a $50,000 payout limit per occurrence.

At January 31, 2004 and 2003, approximately 37% and 38% of our receivables were obligations of customers residing in California. Concentration of the remaining receivables is considered to be limited due to their geographical dispersion.

NORDSTROM, INC. and SUBSIDIARIES

[ 45 ]

notes to consolidated financial statements

Note 23: Contingent Liabilities

We have been named in various lawsuits and intend to vigorously defend ourselves. While we cannot predict the outcome of these lawsuits, we believe these matters will not have a material adverse effect on our financial position, results of operations or cash flows.

Cosmetics. We were originally named as a defendant along with other department store and specialty retailers in nine separate but virtually identical class action lawsuits filed in various Superior Courts of the State of California in May, June and July 1998 that have now been consolidated in Marin County state court. In May 2000, plaintiffs filed an amended complaint naming a number of manufacturers of cosmetics and fragrances and two other retailers as additional defendants. Plaintiffs’ amended complaint alleges that the retail price of the “prestige” or “Department Store” cosmetics sold in department and specialty stores was collusively controlled by the retailer and manufacturer defendants in violation of the Cartwright Act and the California Unfair Competition Act.

Plaintiffs seek treble damages and restitution in an unspecified amount, attorneys’ fees and prejudgment interest, on behalf of a class of all California residents who purchased cosmetics and fragrances for personal use from any of the defendants during the period four years prior to the filing of the amended complaint. Defendants, including us, have answered the amended complaint denying the allegations. The defendants have produced documents and responded to plaintiffs’ other discovery requests, including providing witnesses for depositions.

We entered into a settlement agreement with the plaintiffs and the other defendants on July 16, 2003. In furtherance of the settlement agreement, the case was refiled in the United States District Court for the Northern District of California on behalf of a class of all persons who currently reside in the United States and who purchased “Department Store” cosmetics from the defendants during the period May 29, 1994 through July 16, 2003. The Court has given preliminary approval to the settlement. A summary notice of class certification and the terms of the settlement has been disseminated to class members. A hearing on whether the Court will grant final approval of the settlement is scheduled for June 8, 2004. If approved by the Court, the settlement will result in the plaintiffs’ claims and the claims of all class members being dismissed, with prejudice, in their entirety. In connection with the settlement agreement, the defendants will provide class members with certain free products and pay the plaintiffs’ attorneys’ fees. Our share of the cost of the settlement will not have a material adverse effect on our financial condition.

Washington Public Trust Advocates. In early 2002, we were named as one of 30 defendants in Washington Public Trust Advocates, ex rel., et al. v. City of Spokane, et al., filed in the Spokane County Superior Court, State of Washington. Plaintiff is a not-for-profit corporation bringing claims on behalf of the City of Spokane and the Spokane Parking Public Development Authority. The claims relate to the River Park Square Mall and Garage Project in Spokane, Washington (the “Project”), which includes a Nordstrom store. The portion of the complaint applicable to us seeks to recover from us the amount of a Department of Housing and Urban Development (“HUD”) loan made to the developer of the Project. Damages are sought in the amount of $22.75 million, or a lesser a mount to the extent that the HUD loan proceeds were used for the construction of the store and not as tenant improvements. Other portions of the complaint seek to invalidate bonds issued to finance the public parking garage serving the Project, terminate the lease of the parking garage by the City of Spokane, and rescind other agreements between the City of Spokane and the developer of the Project, as well as damages from the developer of the Project in unspecified amounts. The Complaint also alleges breach of fiduciary duties by various defendants, including us, to the people of the City of Spokane regarding lack of disclosures concerning the developer and the Project. By order dated August 9, 2002, the court granted our motion to dismiss us from that lawsuit. Plaintiff attempted to obtain direct review by the Washington Supreme Court which declined to hear the case and referred it to the Washington Court of Appeals. On May 20, 2003, the Washington Court of Appeals affirmed our dismissal.

Other. We are subject to routine litigation incidental to our business. No material liability is expected.

NORDSTROM, INC. and SUBSIDIARIES

[ 46 ]

notes to consolidated financial statements

Note 24: Selected Quarterly Data (unaudited)

Fiscal Year 2003	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net sales	$1,343,539	$1,794,975	$1,420,610	$1,932,549	$6,491,673
Gross profit	455,081	602,780	509,296	710,561	2,277,718
Earnings before income taxes	44,455	108,071	74,569	171,046	398,141
Net earnings	27,155	65,871	45,469	104,346	242,841
Basic earnings per share	.20	.48	.33	.76	1.78
Diluted earnings per share	.20	.48	.33	.74	1.76
Dividends per share	.10	.10	.10	.11	.41
Common stock price
High	18.61	21.75	31.23	40.75	40.75
Low	15.00	15.78	20.81	29.76	15.00

Fiscal Year 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
Net sales	$1,245,761	$1,655,528	$1,323,201	$1,750,586	$5,975,076
Gross profit	422,953	551,960	451,988	582,904	2,009,805
Minority interest purchase and reintegration costs	(42,047)	(11,121)	—	—	(53,168)
(Loss)/earnings before cumulative effect of accounting change	(11,213)	36,335	18,427	60,034	103,583
Cumulative effect of accounting change, net of tax	(13,359)	—	—	—	(13,359)
Net (loss)/earnings	(24,572)	36,335	18,427	60,034	90,224
Basic (loss)/earnings per share	(.18)	.27	.14	.44	.67
Diluted (loss)/earnings per share	(.18)	.27	.14	.44	.66
Dividends per share	.09	.09	.10	.10	.38
Common stock price
High	26.29	26.87	21.93	22.39	26.87
Low	22.15	16.58	15.06	17.87	15.06

The per share amounts for the (loss)/earnings before cumulative effect of accounting change were $(0.08) for basic and diluted in the first quarter, and $0.77 and $0.76 for basic and diluted for the total year.

Nordstrom, Inc. common stock is traded on the New York Stock Exchange, NYSE Symbol JWN.

NORDSTROM, INC. and SUBSIDIARIES

[ 47 ]

eleven-year statistical summary

Dollars in thousands except square footage and per share amounts

Fiscal Year	2003	2002	2001	2000
Financial Position
Customer accounts receivable, net	$594,900	$606,861	$621,491	$649,504
Retained interest in accounts receivable	272,294	124,543	55,659	50,183
Merchandise inventories	901,623	953,112	888,172	945,687
Current assets	2,455,430	2,088,028	2,057,111	1,812,982
Current liabilities	1,049,549	885,145	950,138	950,568
Working capital	1,405,881	1,202,883	1,106,973	862,414
Working capital ratio	2.34	2.36	2.17	1.91
Land, buildings and equipment, net	1,724,273	1,761,544	1,761,082	1,599,938
Long-term debt, including current portion	1,234,243	1,350,595	1,429,271	1,112,296
Debt/capital ratio	.4304	.4960	.5206	.4922
Shareholders’ equity	1,634,009	1,372,864	1,316,245	1,233,445
Shares outstanding	138,376,669	135,444,041	134,468,608	133,797,757
Book value per share	11.81	10.14	9.79	9.22
Total assets	4,465,688	4,111,907	4,051,179	3,608,503
Operations
Net sales	6,491,673	5,975,076	5,634,130	5,528,537
Gross profit	2,277,718	2,009,805	1,871,376	1,879,021
Selling, general, and administrative	(1,943,715)	(1,818,381)	(1,725,740)	(1,747,048)
Operating income	334,003	191,424	145,636	131,973
Interest expense, net	(90,952)	(81,921)	(75,038)	(62,698)
Write-down of investment	—	—	—	(32,857)
Minority interest purchase and reintegration costs	—	(53,168)	—	—
Service charge income and other, net	155,090	139,289	133,890	130,600
Earnings before income taxes and cumulative effect of accounting change	398,141	195,624	204,488	167,018
Income taxes	(155,300)	(92,041)	(79,800)	(65,100)
Earnings before cumulative effect of accounting change	242,841	103,583	124,688	101,918
Cumulative effect of accounting change, net of tax	—	(13,359)	—	—
Net earnings	242,841	90,224	124,688	101,918
Basic earnings per share	1.78	.67	.93	.78
Diluted earnings per share	1.76	.66	.93	.78
Dividends per share	.41	.38	.36	.35
Comparable store sales percentage increase (decrease)	4.3%	1.4%	(2.9%)	.3%
Net earnings as a percent of net sales	3.74%	1.51%	2.21%	1.84%
Return on average shareholders’ equity	16.15%	6.71%	9.78%	8.43%
Sales per square foot for Company-operated stores	327	319	321	342
Stores	179	166	156	140
Total square footage	19,138,000	18,428,000	17,048,000	16,056,000

NORDSTROM, INC. and SUBSIDIARIES

[ 48 ]

eleven-year statistical summary

1999	1998	1997	1996	1995	1994	1993

$557,190	$560,564	$621,704	$661,332	$874,103	$655,715	$565,151
38,830	7,097	20,158	31,791	—	—	—
797,845	750,269	826,045	719,919	626,303	627,930	585,602
1,564,648	1,668,689	1,613,492	1,549,819	1,612,776	1,397,713	1,314,914
866,509	794,490	979,031	795,321	833,443	693,015	631,064
698,139	874,199	634,461	754,498	779,333	704,698	683,850
1.81	2.10	1.65	1.95	1.94	2.02	2.08
1,429,492	1,378,006	1,252,513	1,152,454	1,103,298	984,195	845,596
804,982	868,234	420,865	380,632	439,943	373,910	438,574
.4249	.4214	.3194	.2720	.3232	.2575	.2934
1,185,614	1,300,545	1,458,950	1,457,084	1,408,053	1,330,437	1,153,594
132,279,988	142,114,167	152,518,104	159,269,954	162,226,288	164,488,196	164,118,256
8.96	9.15	9.57	9.15	8.68	8.09	7.03
3,062,081	3,103,689	2,890,664	2,726,495	2,732,619	2,396,783	2,177,481

5,149,266	5,049,182	4,864,604	4,457,931	4,113,717	3,895,642	3,591,228
1,789,506	1,704,237	1,568,791	1,378,472	1,310,931	1,297,018	1,121,539
(1,523,836)	(1,429,837)	(1,338,235)	(1,232,860)	(1,136,069)	(1,029,856)	(940,708)
265,670	274,400	230,556	145,612	174,862	267,162	180,831
(50,396)	(47,091)	(34,250)	(39,400)	(39,295)	(30,664)	(37,646)
—	—	—	—	—	—	—
—	—	—	—	—	—	—
116,783	110,414	110,907	135,331	134,179	98,311	88,509

332,057	337,723	307,213	241,543	269,746	334,809	231,694
(129,500)	(131,000)	(121,000)	(95,227)	(106,190)	(132,304)	(90,804)
202,557	206,723	186,213	146,316	163,556	202,505	140,890
—	—	—	—	—	—	—
202,557	206,723	186,213	146,316	163,556	202,505	140,890
1.47	1.41	1.20	.90	1.00	1.23	.86
1.46	1.41	1.20	.90	1.00	1.23	.86
.32	.30	.265	.25	.25	.1925	.17
(1.1%)	(2.7%)	4.0%	0.6%	(0.7%)	4.4%	2.7%
3.93%	4.09%	3.83%	3.28%	3.98%	5.20%	3.92%
16.29%	14.98%	12.77%	10.21%	11.94%	16.30%	12.85%
350	362	384	377	382	395	383
104	97	92	83	78	76	74
14,487,000	13,593,000	12,614,000	11,754,000	10,713,000	9,998,000	9,282,000

NORDSTROM, INC. and SUBSIDIARIES

[ 49 ]

retail store facilities open at January 31, 2004

			Year
		Square	Store
Location	Store Name	Footage	Opened
SOUTHWEST GROUP
Arizona
Chandler	Chandler Fashion Center	149,000	2001
Scottsdale	Scottsdale Fashion Square	235,000	1998
California
Arcadia	Santa Anita	151,000	1994
Brea	Brea Mall	195,000	1979
Canoga Park	Topanga	154,000	1984
Cerritos	Los Cerritos Center	122,000	1981
Corte Madera	The Village at Corte Madera	116,000	1985
Costa Mesa	South Coast Plaza	235,000	1978
Escondido	North County	156,000	1986
Glendale	Glendale Galleria	147,000	1983
Los Angeles	The Grove	120,000	2002
Los Angeles	Westside Pavilion	150,000	1985
Mission Viejo	The Shops at Mission Viejo	172,000	1999
Montclair	Montclair Plaza	134,000	1986
Palo Alto	Stanford Shopping Center	187,000	1984
Pleasanton	Stoneridge Mall	173,000	1990
Redondo Beach	South Bay Galleria	161,000	1985
Riverside	The Galleria at Tyler in Riverside	164,000	1991
Roseville	Galleria at Roseville	149,000	2000
Sacramento	Arden Fair	190,000	1989
San Diego	Fashion Valley	220,000	1981
San Diego	Horton Plaza	151,000	1985
San Diego	University Towne Centre	130,000	1984
San Francisco	San Francisco Shopping Centre	350,000	1988
San Francisco	Stonestown Galleria	174,000	1988
San Jose	Valley Fair	232,000	1987
San Mateo	Hillsdale Shopping Center	149,000	1982
Santa Ana	MainPlace/Santa Ana	169,000	1987
Santa Barbara	Paseo Nuevo in Santa Barbara	186,000	1990
Walnut Creek	Broadway Plaza	193,000	1984
Nevada
Las Vegas	Fashion Show	207,000	2002
EAST COAST GROUP
Connecticut
Farmington	Westfarms	189,000	1997
Florida
Boca Raton	Town Center at Boca Raton	193,000	2000
Coral Gables	Village of Merrick Park	212,000	2002
Orlando	The Florida Mall	174,000	2002
Tampa	International Plaza	172,000	2001
Wellington	The Mall at Wellington Green	127,000	2003

			Year
		Square	Store
Location	Store Name	Footage	Opened
Georgia
Atlanta	Perimeter Mall	243,000	1998
Buford	Mall of Georgia	172,000	2000
Maryland
Annapolis	Annapolis Mall	162,000	1994
Bethesda	Montgomery Mall	225,000	1991
Columbia	The Mall in Columbia	173,000	1999
Towson	Towson Town Center	205,000	1992
New Jersey
Edison	Menlo Park	204,000	1991
Freehold	Freehold Raceway Mall	174,000	1992
Paramus	Garden State Plaza	282,000	1990
Short Hills	The Mall at Short Hills	188,000	1995
New York
Garden City	Roosevelt Field	241,000	1997
White Plains	The Westchester	219,000	1995
North Carolina
Durham	The Streets at Southpoint	149,000	2002
Pennsylvania
King of Prussia	The Plaza at King of Prussia	238,000	1996
Rhode Island
Providence	Providence Place	206,000	1999
Virginia
Arlington	The Fashion Centre at Pentagon City	241,000	1989
Dulles	Dulles Town Center	148,000	2002
McLean	Tysons Corner Center	253,000	1988
Norfolk	MacArthur Center	166,000	1999
Richmond	Short Pump Town Center	128,000	2003
CENTRAL STATES GROUP
Illinois
Chicago	Michigan Avenue	274,000	2000
Oak Brook	Oakbrook Center	249,000	1991
Schaumburg	Woodfield Shopping Center	215,000	1995
Skokie	Old Orchard Center	209,000	1994
Indiana
Indianapolis	Circle Centre	216,000	1995
Kansas
Overland Park	Oak Park Mall	219,000	1998
Michigan
Troy	Somerset Collection	258,000	1996
Minnesota
Bloomington	Mall of America	240,000	1992
Missouri
Des Peres	West County	193,000	2002

NORDSTROM, INC. and SUBSIDIARIES

[ 50 ]

retail store facilities open at January 31, 2004

			Year
		Square	Store
Location	Store Name	Footage	Opened
Ohio
Beachwood	Beachwood Place	231,000	1997
Columbus	Easton Town Center	174,000	2001
Texas
Austin	Barton Creek Square	150,000	2003
Dallas	Dallas Galleria	249,000	1996
Frisco	Stonebriar Centre	149,000	2000
Houston	The Galleria	226,000	2003
Hurst	North East Mall	149,000	2001
NORTHWEST GROUP
Alaska
Anchorage	Anchorage	97,000	1975
Colorado
Broomfield	FlatIron Crossing	172,000	2000
Littleton	Park Meadows	245,000	1996
Oregon
Portland	Clackamas Town Center	121,000	1981
Portland	Downtown Portland	174,000	1966
Portland	Lloyd Center	150,000	1963
Salem	Salem Center	71,000	1980
Tigard	Washington Square	189,000	1974
Utah
Murray	Fashion Place	110,000	1981
Orem	University Mall	122,000	2002
Salt Lake City	Crossroads Plaza	140,000	1980
Washington
Bellevue	Bellevue Square	285,000	1967
Lynnwood	Alderwood	151,000	1979
Seattle	Downtown Seattle	383,000	1963
Seattle	Northgate	122,000	1965
Spokane	Spokane	137,000	1974
Tacoma	Tacoma Mall	134,000	1966
Tukwila	Southcenter	170,000	1968
Vancouver	Vancouver	71,000	1977
OTHER
Honolulu, HI	Ward Centre Shoes	16,000	1997
Façonnable	U.S. (5 boutiques)	58,000
Façonnable	International (31 boutiques)	92,000
NORDSTROM RACK GROUP
Chandler, AZ	Chandler Festival Rack	37,000	2000
Phoenix, AZ	Last Chance	48,000	1992
Scottsdale, AZ	Scottsdale Promenade Rack	38,000	2000
Brea, CA	Brea Union Plaza Rack	45,000	1999
Chino, CA	Chino Spectrum Towne Center Rack	38,000	1987
Colma, CA	Colma Rack	31,000	1987
Costa Mesa, CA	Metro Pointe at South Coast Rack	50,000	1983

			Year
		Square	Store
Location	Store Name	Footage	Opened
Fresno, CA	Villaggio Retail Center Rack	32,000	2002
Glendale, CA	Glendale Fashion Center Rack	36,000	2000
Long Beach, CA	Long Beach CityPlace Rack	33,000	2002
Los Angeles, CA	The Promenade at Howard
	Hughes Center Rack	41,000	2001
Ontario, CA	Ontario Mills Mall Rack	40,000	2002
Oxnard, CA	Esplanade Shopping Center Rack	38,000	2001
Roseville, CA	Creekside Town Center Rack	36,000	2001
Sacramento, CA	Howe `Bout Arden Center Rack	54,000	1999
San Diego, CA	Mission Valley Rack	57,000	1985
San Francisco, CA	555 Ninth Street Retail Center Rack	43,000	2001
San Jose, CA	Westgate Mall Rack	48,000	1998
San Leandro, CA	San Leandro Rack	44,000	1990
Woodland Hills, CA	Topanga Rack	64,000	1984
Broomfield, CO	Flatiron Marketplace Rack	36,000	2001
Littleton, CO	Meadows Marketplace Rack	34,000	1998
Sunrise, FL	The Oasis at Sawgrass Mills Rack	27,000	2003
Buford, GA	Mall of Georgia Crossing Rack	44,000	2000
Honolulu, HI	Victoria Ward Center Rack	34,000	2000
Chicago, IL	The Shops at State and
	Washington Rack	41,000	2003
Northbrook, IL	Northbrook Rack	40,000	1996
Oak Brook, IL	The Shops at Oak Brook Place Rack	42,000	2000
Schaumburg, IL	Woodfield Rack	45,000	1994
Gaithersburg, MD	Gaithersburg Rack	49,000	1999
Towson, MD	Towson Rack	31,000	1992
Grand Rapids, MI	Centerpointe Mall Rack	40,000	2001
Troy, MI	Troy Marketplace Rack	40,000	2000
Bloomington, MN	Mall of America Rack	41,000	1998
Las Vegas, NV	Silverado Ranch Plaza Rack	33,000	2001
Westbury, NY	The Mall at the Source Rack	48,000	1997
Beaverton, OR	Tanasbourne Town Center Rack	53,000	1998
Clackamas, OR	Clackamas Promenade Rack	28,000	1983
Portland, OR	Downtown Portland Rack	19,000	1986
King of Prussia, PA	The Overlook at King of Prussia Rack	45,000	2002
Hurst, TX	The Shops at North East Mall Rack	40,000	2000
Plano, TX	Preston Shepard Place Rack	39,000	2000
Salt Lake City, UT	Sugarhouse Rack	31,000	1991
Dulles, VA	Dulles Town Crossing Rack	41,000	2001
Woodbridge, VA	Potomac Mills Rack	46,000	1990
Auburn, WA	SuperMall of the Great
	Northwest Rack	48,000	1995
Bellevue, WA	Factoria Mall Rack	46,000	1997
Lynnwood, WA	Golde Creek Plaza Rack	38,000	1985
Seattle, WA	Downtown Seattle Rack	42,000	1987
Spokane, WA	NorthTown Mall Rack	28,000	2000

NORDSTROM, INC. and SUBSIDIARIES

[ 51 ]

officers of the corporation and executive team

Jammie Baugh, 51
Executive Vice President,
Human Resources, Full-line Stores

Laurie M. Black, 45
Executive Vice President
and President, Nordstrom Rack
Member of Executive Team

Mark S. Brashear, 42
Executive Vice President and
President, Faconnable
Member of Executive Team

James H. Bromley, 40
Executive Vice President and
President, Nordstrom Direct
Member of Executive Team

Dale Cameron, 55
Executive Vice President,
Corporate Merchandise Manager,
Cosmetics, Full-line Stores

Robert E. Campbell, 48
Vice President,
Finance, Full-line Stores

Linda Toschi Finn, 56
Executive Vice President, Marketing
Member of Executive Team

Bonnie M. Junell, 47
Vice President,
Corporate Merchandise Manager,
Point of View and Narrative,
Full-line Stores

Kevin T. Knight, 48
Executive Vice President,
Chairman and Chief Executive
Officer of Nordstrom fsb,
President of Nordstrom Credit, Inc.
Member of Executive Team

Michael G. Koppel, 47
Executive Vice President and
Chief Financial Officer
Member of Executive Team

Llynn (Len) A. Kuntz, 43
Executive Vice President,
WA/AK Regional Manager,
Full-line Stores

David P. Lindsey, 54
Vice President, Store Planning

Daniel F. Little, 42
Executive Vice President and
Chief Administrative Officer
Member of Executive Team

David L. Mackie, 55
Vice President, Real Estate,
and Corporate Secretary

Robert J. Middlemas, 47
Executive Vice President,
Central States Regional Manager,
Full-line Stores

Jack H. Minuk, 49
Vice President,
Corporate Merchandise Manager,
Women’s Shoes, Full-line Stores

Blake W. Nordstrom, 43
President
Member of Executive Team

Bruce A. Nordstrom, 70
Chairman of the Board of Directors

Erik B. Nordstrom, 40
Executive Vice President,
Full-line Stores
Member of Executive Team

Peter E. Nordstrom, 42
Executive Vice President and
President, Full-line Stores
Member of Executive Team

James R. O’Neal, 45
Executive Vice President
and President,
Nordstrom Product Group
Member of Executive Team

Suzanne R. Patneaude, 57
Vice President,
Corporate Merchandise Manager,
Designer/Savvy, Full-line Stores

R. Michael Richardson, 47
Vice President and
Chief Information Officer

Karen Bowman Roesler, 48
Vice President, Marketing
Nordstrom Credit Group

K. C. (Karen) Shaffer, 50
Executive Vice President,
Nordstrom Rack
NW Rack Regional Manager

Delena M. Sunday, 43
Executive Vice President,
Human Resources and Diversity Affairs
Member of Executive Team

Geevy S. K. Thomas, 39
Executive Vice President,
South Regional Manager,
Full-line Stores

NORDSTROM, INC. and SUBSIDIARIES

[ 52 ]

board of directors and committees

BOARD OF DIRECTORS

D. Wayne Gittinger, 71
Partner,
Lane Powell Spears Lubersky LLP
Seattle, Washington

Enrique Hernandez, Jr., 48
Lead Director
President and CEO,
Inter-Con Security Systems, Inc.
Pasadena, California

Jeanne P. Jackson, 52
Founder and General Partner,
MSP Capital
Newport, California

John A. McMillan, 72
Retired Co-Chairman
of the Board of Directors
Seattle, Washington

Bruce A. Nordstrom, 70
Chairman of the Board of Directors
Seattle, Washington

John N. Nordstrom, 67
Retired Co-Chairman
of the Board of Directors
Seattle, Washington

Alfred E. Osborne, Jr., Ph.D., 59
Senior Associate Dean
UCLA Anderson Graduate School
of Management
Los Angeles, California

William D. Ruckelshaus, 71
A Strategic Director,
Madrona Venture Group
Seattle, Washington

Alison A. Winter, 57
President, Northeast Personal
Financial Services,
The Northern Trust Corporation
Chicago, Illinois

AUDIT COMMITTEE

Enrique Hernandez, Jr., Chair
Jeanne P. Jackson
Alfred E. Osborne, Jr.
William D. Ruckelshaus
Alison A. Winter

COMPENSATION COMMITTEE

Enrique Hernandez, Jr.
Jeanne P. Jackson
Alfred E. Osborne, Jr.
William D. Ruckelshaus, Chair
Alison A. Winter

CORPORATE GOVERNANCE AND NOMINATION COMMITTEE

Enrique Hernandez, Jr.
Alfred E. Osborne, Jr., Chair
William D. Ruckelshaus

EXECUTIVE COMMITTEE

Enrique Hernandez, Jr.
John A. McMillan
Bruce A. Nordstrom
John N. Nordstrom

FINANCE COMMITTEE

D. Wayne Gittinger
Jeanne P. Jackson
John A. McMillan
John N. Nordstrom
Alison A. Winter, Chair

shareholder information

INDEPENDENT AUDITORS

Deloitte & Touche LLP
Seattle, Washington

COUNSEL

Lane Powell Spears Lubersky LLP
Seattle, Washington

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
P. O. Box 3315 South Hackensack, New Jersey 07606
Telephone (800) 318-7045
TDD for Hearing Impaired (800) 231-5469
Foreign Shareholders (201) 329-8660
TDD Foreign Shareholders (201) 329-8354

GENERAL OFFICES

1617 Sixth Avenue
Seattle, Washington 98101-1742
Telephone (206) 628-2111

ANNUAL MEETING

May 25, 2004 at 11:00 a.m.
Pacific Daylight Time
Nordstrom Downtown Seattle Store
John W. Nordstrom Room, fifth floor
1617 Sixth Avenue
Seattle, Washington 98101-1742

FORM 10-K

The Company’s annual report on Form 10-K for the year ended January 31, 2004 will be provided to shareholders upon request to:
Nordstrom, Inc. Investor Relations
P. O. Box 2737
Seattle, Washington 98111
(206) 303-3200
invrelations@nordstrom.com

SHAREHOLDER INFORMATION

Additional shareholder information, including Nordstrom’s Corporate Governance Guidelines and Code of Business Conduct and Ethics, is available online at www.nordstrom.com. In addition, the Company is always willing to discuss matters of concern to shareholders.
(206) 303-3200
invrelations@nordstrom.com

CERTIFICATIONS

We have filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to our annual report on Form 10-K for the year ended January 31, 2004. After our 2004 Annual Meeting of Shareholders, we intend to file with the New York Stock Exchange the CEO certification regarding our compliance with the NYSE’s corporate governance listing standards as required by NYSE Rule 303A.12(a).

NORDSTROM, INC. and SUBSIDIARIES

[ 53 ]