Form 10-K/A, Exhibit 13
period 2004-01-31
NORDSTROM INC
filed 2005-04-08
CIK 72333

EXHIBIT 13.1

FINANCIAL HIGHLIGHTS

Dollars in thousands except per share amounts

FISCAL YEAR	2003	2002	% CHANGE
Net sales	$6,448,678	$5,944,656	8.5
Earnings before income taxes and cumulative effect of accounting change	398,141	195,624	103.5
Earnings before cumulative effect of accounting change	242,841	103,583	134.4
Net earnings	242,841	90,224	169.2
Basic earnings per share	1.78	0.67	165.7
Diluted earnings per share	1.76	0.66	166.7
Cash dividends paid per share	0.41	0.38	7.9

PLEASE VISIT WWW.NORDSTROM.COM TO OBTAIN ADDITIONAL SHAREHOLDER INFORMATION
FINANCIAL INFORMATION TABLE OF CONTENTS ON PAGE 13

TABLE OF CONTENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS
REPORTS OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM AND MANAGEMENT
CONSOLIDATED STATEMENTS OF EARNINGS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELEVEN-YEAR STATISTICAL SUMMARY
RETAIL STORE FACILITIES
OFFICERS OF THE CORPORATION AND EXECUTIVE TEAM
BOARD OF DIRECTORS AND COMMITTEES
SHAREHOLDER INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis gives effect to the restatements and reclassifications as discussed in Note 25 to the consolidated financial statements.

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

CORE INITIATIVES

DRIVE TOP-LINE GROWTH — Our single most important goal is to drive and sustain positive comparable store sales into the future. We believe our ultimate success in accomplishing this goal will come from continuing to develop and maintain strong customer relationships by providing superior service and distinctive merchandise with an emphasis on quality and value. We are also working to increase sales volume through a combination of merchandising and productivity initiatives, such as maximizing system tools to better tailor our store inventories by market.

COMPLETE SYSTEMS UPGRADES — Over the past three years we have made significant information technology investments. They have included the implementation of our perpetual inventory system which includes a more sophisticated replenishment system, a warehouse management system in our distribution centers and our financial system. We are currently rolling out our “Point of Sale” registers including new Personal Book technology and installing a new human resources management system. These additions have been successfully implemented and have not disrupted our operations. The systems upgrades that we have undertaken are providing the necessary tools to help us operate more efficiently and compete more effectively.

REDUCE EXPENSES — We believe we have opportunities to reduce our expenses and achieve greater operating efficiency. Despite incremental costs associated with information technology and new store investments, we have lowered our selling, general and administrative expenses as a percent of sales in each of the last three years. We are pursuing several additional selling, general and administrative expense reduction opportunities, including reduced supply chain costs, information technology and non-selling costs, which we believe will help us achieve our intermediate-term goal of 28.0%-28.5% by 2006. Improved operating efficiencies combined with solid sales performance will generate improved profitability for the company and our investors.

OVERVIEW

We are pleased to report a year of strong financial performance. Our results were driven by strong sales momentum, significant gross profit improvement and modest selling, general and administrative expense improvement resulting in diluted earnings per share of $1.76.

During 2003, we generated 4-5-4 comparable store sales gains of 4.1% and total sales gains of 8.5% (see our GAAP sales reconciliation on page 18). In recent years, our sales per square foot have declined as we have ventured into new markets and opened new stores. This year we saw a turnaround in that trend as our sales per square foot increased to $325 from $317 last year, in spite of a 4% expansion in our retail square footage.

Gross profit showed significant improvement, increasing to 34.6% of sales from 33.2% last year. Strong sales and substantially lower markdowns were the primary drivers of the improvement with lower shrinkage and improved buying and occupancy expense as a percent to sales also contributing.

Our expenses as a percent of sales improved for the third year in a row. In 2003, selling, general and administrative expenses as a percent of sales were down 0.6% to 29.4%. This decrease is in addition to the 0.3% improvement we achieved in 2002. While we continue to make progress in this area, we are still focused on reaching our goal of 28.0% to 28.5% of sales by 2006.

Pretax margin increased to 6.2% of sales, a level we had not expected to achieve until 2005. Return on equity increased to 16.15% from a prior year return of 6.71%. Both pretax margin and return on equity reached their highest levels in three years. Overall, our diluted earnings per share increased to $1.76 from $0.66 last year.

NORDSTROM, INC. and SUBSIDIARIES

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

FISCAL YEAR	2001	2002	2003
Net sales increase	1.7%	6.0%	8.5%
4-5-4 Comparable store sales	(2.9%)	1.4%	4.1%

See our GAAP sales reconciliation on page 18.

We had significant sales growth in 2003 as net sales increased 8.5% over the prior year. This growth resulted from comparable store sales increases and store openings. Comparable store sales on a 4-5-4 basis increased 4.1% due to increases at both full-line stores and Nordstrom Rack stores. Additionally, we opened four full-line stores and two Nordstrom Rack stores during 2003, increasing our retail square footage 4%. Sales at Nordstrom Direct increased approximately 15.4% due to favorable fill rates and strong Internet sales. During 2003, Internet sales increased approximately 46% while catalog sales declined by 9%.

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

In 2002, net sales increased 6.0% over the prior year. This growth was primarily due to store openings. During 2002, we opened eight full-line stores, four Nordstrom Rack stores and one Faconnable boutique. We also closed one Nordstrom Rack location. The net impact was an increase in our retail square footage of 8%. Comparable store sales increased 1.4% due to increases at both full-line stores and Nordstrom Rack stores. Sales at Nordstrom Direct declined slightly with a planned reduction in catalog sales partially offset by an increase in Internet sales.

In 2004, we plan to open two full-line stores, increasing retail square footage by approximately 2%. We expect 2004 comparable store sales to increase in the low single digits and total sales to increase in the mid-single digits. Internet sales are expected to continue increasing while catalog sales are expected to decline slightly for an overall moderate increase in Nordstrom Direct sales.

GROSS PROFIT
FISCAL YEAR	2001	2002	2003
Gross profit as a percent of net sales	32.9%	33.2%	34.6%
Inventory per square foot	$52.10	$51.72	$47.11
Inventory turnover	4.10	4.31	4.54

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

SELLING, GENERAL AND ADMINISTRATIVE

FISCAL YEAR	2001	2002	2003
Selling, general and administrative expense as a percent of sales	30.3%	30.0%	29.4%

The 2002 selling, general and administrative expense includes an impairment charge of $15.6 million related to the write-down of an information technology investment in a supply chain tool in our private label division. We believe that excluding this charge provides a more comparable basis from which to evaluate performance between years. Without this charge, 2002 selling, general and administrative expenses as a percentage of sales would have been 29.7%.

Excluding the effects of the 2002 impairment charge, selling, general and administrative expenses as a percentage of net sales decreased in 2003 to 29.4% from 29.7% in the prior year. This improvement is primarily the result of leverage on better-than-planned sales and overall expense improvements. The most notable expense improvements were:

•	Information technology expense declined this year after the completion of our perpetual inventory implementation.

•	Distribution costs improved as a result of efficiencies gained from our new warehouse management system.

•	Nordstrom Direct continued to execute planned reductions in catalog size consistent with their catalog sales trends, reducing overall catalog costs.

•	Selling expense as a percent to sales improved due to effective management of our staffing levels.

These improvements were partially offset by the following:

•	Incentive compensation expense increased as our financial performance improved.

•	Our credit and collection expense increased primarily due to additional loyalty program expense resulting from higher credit sales.

Selling, general and administrative expenses as a percentage of net sales decreased in 2002 to 29.7% from 30.3% in the prior year, excluding the effect of the 2002 write-down. This decrease is the result of improvements in bad debt and selling expense and reductions in sales promotion. These costs were partially offset by higher distribution costs and higher information systems expense. Bad debt expense decreased as both delinquency and write-off trends stabilized. Selling expense decreased primarily due to continued efficiencies in shipping costs at Nordstrom Direct. Sales promotion decreased as Nordstrom Direct executed planned reductions in catalog size and number of mailings consistent with sales trends. Distribution costs increased primarily due to higher merchandise volumes and temporary inefficiencies caused by the implementation of our perpetual inventory system. The information systems expense increase resulted from depreciation and rollout costs of our new perpetual inventory system.

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

FOURTH QUARTER RESULTS

Fourth quarter 2003 earnings were $104.3 million compared with $60.0 million in 2002. Total sales for the quarter increased by 10.2% versus the same quarter in the prior year and comparable store sales increased by 8.3%. The increase in total sales resulted from an increase in comparable store sales for the quarter and the opening of four full-line stores and two Nordstrom Rack stores during the year.

Gross profit as a percentage of sales showed strong improvement, increasing to 36.2% from 32.9% last year. Significant improvements in markdowns and shrinkage combined with a small improvement in buying and occupancy expenses substantially increased gross profit as a percent of sales.

Selling, general and administrative expenses as a percent of sales increased to 28.5% from 28.0% last year primarily due to higher incentive compensation offset by improved selling costs, lower distribution costs, lower marketing costs and lower information systems expense.

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

				% CHANGE	% CHANGE
			DOLLAR	TOTAL	COMP
SALES RECONCILIATION	QTD 2003	QTD 2002	INCREASE	SALES	SALES
Number of Days Reported GAAP	91	92
Reported GAAP sales	$1,919.2	$1,740.9	$178.3	10.2%	6.8%
Less Nov. 1-2, 2002 sales	—	($43.7)
Plus Feb. 1, 2003 sales	—	$18.2
Reported 4-5-4 sales	$1,919.2	$1,715.4	$203.8	11.9%	8.3%
4-5-4 Adjusted Days	91	91

				% CHANGE	% CHANGE
			DOLLAR	TOTAL	COMP
SALES RECONCILIATION	YTD 2003	YTD 2002	INCREASE	SALES	SALES
Number of Days Reported GAAP	365	365
Reported GAAP sales	$6,448.7	$5,944.7	$504.0	8.5%	3.9%
Less Feb. 1, 2003 sales	($18.2)	—
Less Feb. 1-2, 2002 sales	—	($30.9)
Plus Feb. 1, 2003 sales	—	$18.2
Reported 4-5-4 sales	$6,430.5	$5,932.0	$498.5	8.4%	4.1%
4-5-4 Adjusted Days	364	364

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

CAPITAL EXPENDITURES

Our capital expenditures over the last three years totaled $982.5 million; we received property incentives of $232.2 million (recorded as a component of operating cash flows) over that same period, which offsets a portion of the cash we used for capital expenditures. The capital expenditures added stores, enhanced existing facilities and improved our information systems. More than 3.0 million square feet of retail store space has been added during this period, representing an increase of 19% since January 31, 2001.

We plan to spend approximately $725-$775 million, net of property incentives of approximately $99.7 million, on capital projects during the next three years. Approximately 63% of this investment will be to build new stores and remodel existing stores and 17% will go toward information technology, while the remaining 20% is for maintenance and other miscellaneous spending. Compared to the previous three years, we plan to open fewer stores, slow spending on information systems and increase our spending on the improvement of existing facilities. To maximize the profitability of our new stores, we are opening fewer new stores but are placing them in established large regional shopping centers. In the information systems area, we are in the process of implementing our “Point of Sale” system, which we expect to complete during 2004.

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

DEBT RATINGS

The following table shows our credit ratings at the date of this report.

STANDARD
CREDIT RATINGS	MOODY’S	AND POOR’S
Senior unsecured debt	Baa1	A-
Commercial paper	P-2	A-2
Outlook	Stable	Stable

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

In January 2003, the FASB issued Interpretation No. 46 R (Revised 2003) or FIN 46R, “Consolidation of Variable Interest Entities,” which requires the consolidation of variable interest entities (VIEs). An entity is considered to be a VIE when its equity investors lack controlling financial interest or the entity has insufficient capital to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the majority of the entity’s expected losses or residual returns will be absorbed by that investor. FIN 46R is effective for variable interest entities created or acquired after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46R must be applied for the first interim or annual period ending after December 15, 2003. The adoption of FIN 46R did not have an impact on our financial statements.

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

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nordstrom, Inc.

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As discussed in Note 25, the accompanying consolidated financial statements have been restated.

Deloitte & Touche LLP
Seattle, Washington
March 26, 2004 (April 7, 2005, as to the effects of the restatement and reclassifications discussed in Note 25)

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

Michael G. Koppel
Executive Vice President and Chief Financial Officer

Blake W. Nordstrom
President

14

CONSOLIDATED STATEMENTS OF EARNINGS

Dollars in thousands except per share amounts

		% OF		% OF		% OF
FISCAL YEAR	2003	SALES	2002	SALES	2001	SALES
Net sales	$6,448,678	100.0	$5,944,656	100.0	$5,607,687	100.0
Cost of sales and related buying and occupancy	(4,215,546)	(65.4)	(3,970,022)	(66.8)	(3,763,554)	(67.1)

Gross profit	2,233,132	34.6	1,974,634	33.2	1,844,133	32.9
Selling, general and administrative	(1,899,129)	(29.4)	(1,783,210)	(30.0)	(1,698,497)	(30.3)

Operating income	334,003	5.2	191,424	3.2	145,636	2.6
Interest expense, net	(90,952)	(1.4)	(81,921)	(1.4)	(75,038)	(1.3)
Minority interest purchase and reintegration costs	—	—	(53,168)	(0.9)	—	—
Service charge income and other, net	155,090	2.4	139,289	2.4	133,890	2.3

Earnings before income taxes and cumulative effect of accounting change	398,141	6.2	195,624	3.3	204,488	3.6
Income taxes	(155,300)	(2.4)	(92,041)	(1.6)	(79,800)	(1.4)

Earnings before cumulative effect of accounting change	242,841	3.8	103,583	1.7	124,688	2.2
Cumulative effect of accounting change (net of tax of $8,541)	—	—	(13,359)	(0.2)	—	—

NET EARNINGS	$242,841	3.8	$90,224	1.5	$124,688	2.2

Basic earnings per share	$1.78		$0.67		$0.93

Diluted earnings per share	1.76		$0.66		$0.93

Cash dividends paid per share	$0.41		$0.38		$0.36

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

DOLLARS IN THOUSANDS
JANUARY 31,	2004	2003
	AS RESTATED, SEE NOTE 25
ASSETS
Current assets:
Cash and cash equivalents	$340,281	$124,253
Short-term investments	176,000	121,266
Accounts receivable, net	666,811	654,288
Retained interest in accounts receivable	272,294	124,543
Merchandise inventories	901,623	953,112
Prepaid expenses	46,153	36,756
Other current assets	121,681	111,138

Total current assets	2,524,843	2,125,356
Land, buildings and equipment, net	1,807,778	1,849,961
Goodwill, net	51,714	51,714
Tradename, net	84,000	84,000
Other assets	100,898	74,238

TOTAL ASSETS	$4,569,233	$4,185,269

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$286	$244
Accounts payable	458,523	366,244
Accrued salaries, wages and related benefits	276,007	216,371
Income taxes and other accruals	380,910	337,574
Current portion of long-term debt	6,833	5,545

Total current liabilities	1,122,559	925,978
Long-term debt	1,227,410	1,345,050
Deferred property incentives, net	407,856	415,629
Other liabilities	177,399	125,748
Shareholders’ equity:
Common stock, no par:
500,000,000 shares authorized; 138,376,669 and 135,444,041 shares issued and outstanding	424,645	358,069
Unearned stock compensation	(597)	(2,010)
Retained earnings	1,201,093	1,014,105
Accumulated other comprehensive earnings	8,868	2,700

Total shareholders’ equity	1,634,009	1,372,864

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$4,569,233	$4,185,269

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Dollars in thousands except per share amounts

					ACCUM. OTHER
	COMMON STOCK		UNEARNED STOCK	RETAINED	COMPREHENSIVE
	SHARES	AMOUNT	COMPENSATION	EARNINGS	EARNINGS	TOTAL
BALANCE AT FEBRUARY 1, 2001	133,797,757	$330,394	$(3,740)	$900,090	$6,701	$1,233,445
Net earnings	—	—	—	124,688	—	124,688
Other comprehensive earnings:
Foreign currency translation adjustment	—	—	—	—	(2,175)	(2,175)
Securitization fair value adjustment, net of tax of $1,355	—	—	—	—	(2,120)	(2,120)

Comprehensive net earnings	—	—	—	—	—	120,393
Cash dividends paid ($0.36 per share)	—	—	—	(48,265)	—	(48,265)
Issuance of common stock for:
Stock option plans	186,165	3,788	—	—	—	3,788
Employee stock purchase plan	541,677	6,754	—	—	—	6,754
Stock compensation	19,009	380	1,060	—	—	1,440
Purchase and retirement of common stock	(76,000)	—	—	(1,310)	—	(1,310)

BALANCE AT JANUARY 31, 2002	134,468,608	341,316	(2,680)	975,203	2,406	1,316,245
Net earnings	—	—	—	90,224	—	90,224
Other comprehensive earnings:
Foreign currency translation adjustment	—	—	—	—	7,755	7,755
SERP adjustment, net of tax of $4,163	—	—	—	—	(6,511)	(6,511)
Securitization fair value adjustment, net of tax of $607	—	—	—	—	(950)	(950)

Comprehensive net earnings	—	—	—	—	—	90,518
Cash dividends paid ($0.38 per share)	—	—	—	(51,322)	—	(51,322)
Issuance of common stock for:
Stock option plans	350,004	7,959	—	—	—	7,959
Employee stock purchase plan	596,351	8,062	—	—	—	8,062
Stock compensation	29,078	732	670	—	—	1,402

BALANCE AT JANUARY 31, 2003	135,444,041	358,069	(2,010)	1,014,105	2,700	1,372,864
Net earnings	—	—	—	242,841	—	242,841
Other comprehensive earnings:
Foreign currency translation adjustment	—	—	—	—	7,379	7,379
SERP adjustment, net of tax of $3,304	—	—	—	—	(5,168)	(5,168)
Securitization fair value adjustment, net of tax of $(2,530)	—	—	—	—	3,957	3,957

Comprehensive net earnings	—	—	—	—	—	249,009
Cash dividends paid ($0.41 per share)	—	—	—	(55,853)	—	(55,853)
Issuance of common stock for:
Stock option plans	2,259,771	57,981	—	—	—	57,981
Employee stock purchase plan	647,480	9,677	—	—	—	9,677
Stock compensation	25,377	(1,082)	1,413	—	—	331

BALANCE AT JANUARY 31, 2004	138,376,669	$424,645	$(597)	$1,201,093	$8,868	$1,634,009

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

DOLLARS IN THOUSANDS
FISCAL YEAR	2003	2002	2001
	AS RESTATED, SEE NOTE 25
OPERATING ACTIVITIES
Net earnings	$242,841	$90,224	$124,688
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization of buildings and equipment	250,683	233,931	213,089
Amortization of goodwill and tradename	—	—	4,630
Amortization of deferred property incentives and other, net	(27,712)	(22,179)	(8,886)
Stock-based compensation expense	17,894	1,130	3,414
Deferred income taxes, net	(1)	(11,030)	16,114
Tax benefit on stock option expense	10,199	1,358	453
Provision for bad debt expense	27,975	29,080	34,750
Cumulative effect of accounting change, net of tax	—	13,359	—
Impairment of IT investment	—	15,570	—
Minority interest purchase expense	—	40,389	—
Change in operating assets and liabilities:
Accounts receivable, net	(30,677)	(24,227)	(7,560)
Retained interest in accounts receivable	(141,264)	(67,561)	(5,475)
Merchandise inventories	28,213	(117,379)	80,246
Prepaid expenses	86	521	(2,438)
Other assets	(10,109)	3,378	(16,770)
Accounts payable	75,736	6,103	(53,108)
Accrued salaries, wages and related benefits	42,885	18,629	(2,338)
Income taxes and other accruals	60,289	79,733	(5,365)
Property incentives	46,007	85,258	100,978
Other liabilities	6,237	14,227	12,088

NET CASH PROVIDED BY OPERATING ACTIVITIES	599,282	390,514	488,510

INVESTING ACTIVITIES
Capital expenditures	(258,314)	(328,166)	(396,048)
Proceeds from sale of assets	—	32,415	25,405
Minority interest purchase	—	(70,000)	—
Sales of short-term investments	2,090,175	937,521	—
Purchases of short-term investments	(2,144,909)	(1,058,787)	—
Other, net	3,451	(2,133)	70

NET CASH USED IN INVESTING ACTIVITIES	(309,597)	(489,150)	(370,573)

FINANCING ACTIVITIES
Proceeds (payments) from notes payable	3	96	(82,912)
Proceeds from issuance of long-term debt	—	1,665	300,000
Principal payments on long-term debt	(111,439)	(89,077)	(21,814)
Proceeds from sale of interest rate swap	2,341	4,931	—
Increase (decrease) in cash book overdrafts	33,832	(11,908)	41,178
Proceeds from issuance of common stock	57,459	14,663	9,637
Cash dividends paid	(55,853)	(51,322)	(48,265)
Purchase and retirement of common stock	—	—	(1,310)

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(73,657)	(130,952)	196,514

Net increase (decrease) in cash and cash equivalents	216,028	(229,588)	314,451
Cash and cash equivalents at beginning of year	124,253	353,841	39,390

CASH AND CASH EQUIVALENTS AT END OF YEAR	$340,281	$124,253	$353,841

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

We also operate 31 Faconnable boutiques located primarily in Europe. Additionally, we generate catalog and internet sales through Nordstrom Direct (formerly known as Nordstrom.com) and service charge income through Nordstrom Credit, Inc.

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

RECLASSIFICATIONS: Certain reclassifications of previously reported balances have been made to conform with our current presentation.

See Note 25 for a discussion of the significant reclassifications and a reconciliation of amounts previously reported to those shown herein.

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

LEASES: We lease the land or the land and building at many of our Full-Line stores, and we lease the building at many of our Rack stores. Additionally, we lease office facilities, warehouses and equipment. Most of these leases are classified as operating leases and they expire at various dates through 2080. We recognize lease expense on a straight-line basis over the initial lease term. We have no significant individual or master lease agreements.

Our fixed, noncancelable terms of the lease generally are 20 to 30 years for Full Line stores and 10 to 15 years for Rack stores. Many of our leases include options that allow us to extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inception.

For leases that contain predetermined, fixed escalations of the minimum rentals, we recognize the rent expense on a straight-line basis and record the difference between the rent expense and the rental amount payable under the leases in liabilities.

Most of our leases also provide for payment of operating expenses, such as common area charges, real estate taxes and other executory costs. Some leases require additional payments based on sales and are recorded in rent expense when the contingent rent is probable.

Leasehold improvements made at the inception of the lease are amortized over the shorter of the asset life or the initial lease term as described above. Leasehold improvements made during the lease term are also amortized over the shorter of the asset life or the initial lease term.

We receive incentives to construct stores in certain developments. These incentives are recorded as a deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term as described above. At the end of 2003 and 2002, this deferred credit balance was $407,856 and $415,629. We also receive incentives based on a percentage of a store’s net sales and recognize these amounts in the year that they are earned as a reduction to rent expense.

LOYALTY PROGRAM: Customers who reach a cumulative purchase threshold when using our Nordstrom private label cards or our co-branded Nordstrom VISA credit cards receive merchandise certificates. These merchandise certificates can be redeemed in our stores similar to a gift certificate. We estimate the net cost of the merchandise certificate that will be ultimately earned and redeemed by the customer and record this cost as the customer earns the merchandise certificates. The cost of the loyalty program is not significant in relation to the corresponding sales, so the program expense is recorded in cost of sales rather than as a reduction of net sales.

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

In January 2003, the FASB issued Interpretation No. 46R (Revised 2003) or FIN 46R, “Consolidation of Variable Interest Entities,” which requires the consolidation of variable interest entities (VIEs). An entity is considered to be a VIE when its equity investors lack controlling financial interest or the entity has insufficient capital to finance its activities without additional subordinated financial support. Consolidation of a VIE by an investor is required when it is determined that the majority of the entity’s expected losses or residual returns will be absorbed by that investor. FIN 46R is effective for variable interest entities created or acquired after January 31, 2003. For variable interest entities created before February 1, 2003, FIN 46R must be applied for the first interim or annual period ending after December 15, 2003. The adoption of FIN 46R did not have an impact on our financial statements.

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

The changes in the carrying amount of our intangible assets for the year ended January 31, 2004 and 2003 are as follows:

			CATALOG/INTERNET
	RETAIL STORES SEGMENT		SEGMENT
	GOODWILL	TRADENAME	GOODWILL	TOTAL
FEBRUARY 1, 2002	$38,198	$100,133	$—	$138,331
Impairment	(5,767)	(16,133)	—	(21,900)
Goodwill acquired through purchase of minority interest (see Note 20)	8,462	—	15,716	24,178

JANUARY 31, 2004 AND 2003	$40,893	$84,000	$15,716	$140,609

The following table shows the actual results of operations as well as pro-forma results adjusted to exclude intangible amortization and the cumulative effect of the accounting change.

FISCAL YEAR	2003	2002	2001
Reported net earnings	$242,841	$90,224	$124,688
Intangible amortization, net of tax	—	—	2,824
Cumulative effect of the accounting change, net of tax	—	13,359	—

ADJUSTED NET EARNINGS	$242,841	$103,583	$127,512

Basic and diluted earnings per share:

	2003		2002		2001
					BASIC &
FISCAL YEAR	BASIC	DILUTED	BASIC	DILUTED	DILUTED
Earnings per share:
Reported net earnings	$1.78	$1.76	$0.67	$0.66	$0.93
Intangible amortization, net of tax	—	—	—	—	0.02
Cumulative effect of accounting change, net of tax	—	—	0.10	0.10	—

ADJUSTED NET EARNINGS	$1.78	$1.76	$0.77	$0.76	$0.95

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

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets and liabilities are as follows:

JANUARY 31,	2004	2003
Accrued expenses	$41,096	$35,480
Compensation and benefits accruals	61,553	52,969
Merchandise inventories	24,630	25,831
Capital loss carryforwards	6,286	7,406
Loss on minority interest purchase	15,752	15,752
Other	22,414	28,319

Total deferred tax assets	171,731	165,757
Land, buildings and equipment basis and depreciation differences	(78,558)	(50,401)
Employee benefits	(6,540)	(9,657)
Other	(5,532)	(3,891)

Total deferred tax liabilities	(90,630)	(63,949)

Valuation allowance	(15,752)	(15,752)

NET DEFERRED TAX ASSETS	$65,349	$86,056

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

FISCAL YEAR	2003	2002	2001
Net earnings	$242,841	$90,224	$124,688

Basic shares	136,329,144	135,106,772	134,104,582

Basic earnings per share	$1.78	$0.67	$0.93

Dilutive effect of stock options and performance share units	1,409,997	617,468	234,587

Diluted shares	137,739,141	135,724,240	134,339,169

Diluted earnings per share	$1.76	$0.66	$0.93

NOTE 8: ACCOUNTS RECEIVABLE

The components of accounts receivable are as follows:

JANUARY 31,	2004	2003
Trade receivables:
Unrestricted	$25,228	$15,599
Restricted	589,992	613,647
Allowance for doubtful accounts	(20,320)	(22,385)

Trade receivables, net	594,900	606,861
Other	71,911	47,427

ACCOUNTS RECEIVABLE, NET	$666,811	$654,288

The restricted private label receivables back the $300 million of Class A notes and the $200 million variable funding note issued by us in November 2001. Other accounts receivable consist primarily of credit card receivables due from third-party financial institutions and vendor rebates, which are believed to be fully realizable as they are collected soon after they are earned.

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

NOTE 10: RETAINED INTEREST IN ACCOUNTS RECEIVABLE

Total principal receivables of the securitized portfolio at January 31, 2004 and 2003 were approximately $584,828 and $609,784, and receivables more than 30 days past due were approximately $14,910 and $16,973. Net charged off receivables for the years ended January 31, 2004, 2003 and 2002 were $28,703, $29,555 and $28,134.

The private label receivables also serve as collateral for a variable funding note with a limit of $200,000. Interest on the facility varies based on the actual cost of commercial paper plus specified fees. Nothing was outstanding on this facility at January 31, 2004 or 2003.

Our continuing involvement in the securitization of private label receivables will include pledging new receivables to the master note trust, accounting for the transaction as a secured financing and servicing the portfolio.

NOTE 11: LAND, BUILDINGS AND EQUIPMENT

Land, buildings and equipment consist of the following:

JANUARY 31,	2004	2003
Land and land improvements	$64,238	$61,295
Buildings	838,521	897,346
Leasehold improvements	1,011,989	964,179
Capitalized software	206,751	150,655
Store fixtures and equipment	1,728,421	1,227,196
Construction in progress	79,016	436,890

	3,928,936	3,737,561
Less accumulated depreciation and amortization	(2,121,158)	(1,887,600)

LAND, BUILDINGS AND EQUIPMENT, NET	$1,807,778	$1,849,961

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

NOTE 14: LEASES

Future minimum lease payments as of January 31, 2004 are as follows:

YEAR ENDED JANUARY 31,	CAPITAL LEASES	OPERATING LEASES
2005	$2,398	$73,265
2006	1,932	69,522
2007	1,564	65,216
2008	1,565	61,140
2009	1,565	58,332
Thereafter	7,167	390,731

Total minimum lease payments	16,191	$718,206

Less amount representing interest	4,704

Present value of net minimum lease payments	$11,487

Rental expense for 2003, 2002, and 2001 was as follows:

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

Stock option activity for the Nordstrom, Inc. Plan was as follows:

	2003		2002		2001
		WEIGHTED-AVERAGE		WEIGHTED-AVERAGE		WEIGHTED-AVERAGE
FISCAL YEAR	SHARES	EXERCISE PRICE	SHARES	EXERCISE PRICE	SHARES	EXERCISE PRICE
Outstanding, beginning of year	11,886,345	$25	10,763,893	$24	8,873,342	$27
Granted	2,714,503	18	2,423,966	25	3,288,826	19
Exercised	(2,259,771)	22	(350,004)	19	(186,165)	18
Cancelled	(655,737)	23	(948,788)	26	(1,151,884)	26
Expired	(1,488)	14	(2,722)	18	(60,226)	22

Outstanding, end of year	11,683,852	$24	11,886,345	$25	10,763,893	$24

Options exercisable at end of year	5,356,810	$27	5,724,629	$26	4,533,281	$27

The following table summarizes information about stock options outstanding for the Nordstrom, Inc. Plan as of January 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
		WEIGHTED
		AVERAGE	WEIGHTED-		WEIGHTED-
		REMAINING	AVERAGE		AVERAGE
RANGE OF		CONTRACTUAL	EXERCISE		EXERCISE
EXERCISE PRICES	SHARES	LIFE (YEARS)	PRICE	SHARES	PRICE
$15 - $22	6,209,577	7	$19	2,054,663	$20
$23 - $32	3,820,685	6	26	1,842,619	27
$33 - $40	1,653,590	5	36	1,459,528	36

	11,683,852	7	$24	5,356,810	$27

Stock option activity for the Nordstrom.com 1999 and 2000 Plans was as follows:

	2002		2001
		WEIGHTED-		WEIGHTED-
		AVERAGE		AVERAGE
		EXERCISE		EXERCISE
FISCAL YEAR	SHARES	PRICE	SHARES	PRICE
Outstanding, beginning of year	3,524,808	$1.73	4,174,950	$1.72
Granted	112,500	1.92	41,500	1.92
Exercised	—	—	—	—
Cancelled	(3,637,308)	1.73	(691,642)	1.68

Outstanding, end of year	—	—	3,524,808	$1.73

Options exercisable at end of year	—	—	1,241,104	$1.68

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

SFAS No. 123

The table in Note 1, under Stock Compensation, illustrates the effect on net earnings and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123 “Accounting for Stock-Based Compensation.”

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

NOTE 17: SUPPLEMENTARY CASH FLOW INFORMATION

We capitalize certain property, plant and equipment during the construction period of commercial buildings which is subsequently reclassified to deferred property incentives when the stores are opened. We also had noncash activity related to the construction of our corporate office building, funded by an increase to our mortgage payable. The noncash activity is as follows:

FISCAL YEAR	2003	2002	2001
Noncash activity:
Reclassification of capitalized new store costs	$—	$—	$43,400
Corporate office construction expenditures	1,880	(3,951)	36,120

Supplementary cash flow information includes the following:

FISCAL YEAR	2003	2002	2001
Cash paid during the year for:
Interest (net of capitalized interest)	$96,824	$84,898	$77,025
Income taxes	121,271	48,386	80,689

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

The following tables set forth the information for our reportable segments and a reconciliation to the consolidated totals:

FISCAL YEAR 2003	RETAIL STORES	CREDIT OPERATIONS	CATALOG/ INTERNET	CORPORATE AND OTHER	ELIMINATIONS	TOTAL
Revenues from external customers (b)	$6,156,028	—	$292,650	—	—	$6,448,678
Service charge income	—	$142,773	—	—	—	142,773
Intersegment revenues	25,652	34,276	—	—	$(59,928)	—
Interest expense, net	697	22,122	(105)	$68,238	—	90,952
Depreciation and amortization	224,018	2,838	5,052	18,775	—	250,683
Earnings before taxes	582,737	17,473	8,625	(210,694)	—	398,141
Net earnings (loss)	355,432	10,658	5,261	(128,510)	—	242,841
Assets (a)(b)	2,717,462	878,541	93,070	880,160	—	4,569,233
Capital expenditures	242,331	1,104	4,729	10,150	—	258,314

FISCAL YEAR 2002	RETAIL STORES	CREDIT OPERATIONS	CATALOG/ INTERNET	CORPORATE AND OTHER	ELIMINATIONS	TOTAL
Revenues from external customers (b)	$5,691,097	—	$253,559	—	—	$5,944,656
Service charge income	—	$133,587	—	—	—	133,587
Intersegment revenues	29,737	32,783	—	—	$(62,520)	—
Interest expense, net	191	23,582	972	$57,176	—	81,921
Depreciation and amortization	201,861	3,212	4,977	23,881	—	233,931
Earnings before taxes and cumulative effect of accounting change	450,476	21,194	(21,926)	(254,120)	—	195,624
Net earnings (loss)	261,439	12,929	(13,375)	(170,769)	—	90,224
Assets (a)(b)	2,718,781	753,377	89,512	623,599	—	4,185,269
Capital expenditures	230,864	2,058	4,507	90,737	—	328,166

FISCAL YEAR 2001	RETAIL STORES	CREDIT OPERATIONS	CATALOG/ INTERNET	CORPORATE AND OTHER	ELIMINATIONS	TOTAL
Revenues from external customers (b)	$5,344,318	—	$263,369	—	—	$5,607,687
Service charge income	—	$131,267	—	—	—	131,267
Intersegment revenues	20,192	25,514	—	—	$(45,706)	—
Interest expense, net	994	25,013	77	$48,954	—	75,038
Depreciation and amortization	182,960	2,253	5,498	22,378	—	213,089
Amortization of intangible assets	4,630	—	—	—	—	4,630
Earnings before taxes	402,313	10,652	(8,153)	(200,324)	—	204,488
Net earnings (loss)	245,313	6,495	(4,971)	(122,149)	—	124,688
Assets (a)(b)	2,570,375	699,454	69,457	720,964	—	4,060,250
Capital expenditures	379,819	2,054	2,554	11,621	—	396,048

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

Workers Compensation — we have a deductible per claim of $1,000 or less and no policy limits. Our workers compensation reserve is $57,400 at January 31, 2004.

General Liability — we have a deductible per claim of $1,000 or less and a policy limit up to $150,000. Our general liability reserve is $10,300 at January 31, 2004.

Health and Welfare — We are self insured for our health and welfare coverage and do not have stop-loss coverage. Participants contribute to the cost of their coverage and are subject to certain plan limits and deductibles. Our health and welfare reserve is $10,000 at January 31, 2004.

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

OTHER. We are subject to routine litigation incidental to our business. No material liability is expected.

NOTE 24: SELECTED QUARTERLY DATA (UNAUDITED)

FISCAL YEAR 2003	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER	TOTAL
Net sales	$1,335,472	$1,784,849	$1,409,109	$1,919,248	$6,448,678
Gross profit	449,377	590,420	497,680	695,655	2,233,132
Earnings before income taxes	44,455	108,071	74,569	171,046	398,141
Net earnings	27,155	65,871	45,469	104,346	242,841
Basic earnings per share	.20	.48	.33	.76	1.78
Diluted earnings per share	.20	.48	.33	.74	1.76
Dividends per share	.10	.10	.10	.11	.41
Common stock price
High	18.61	21.75	31.23	40.75	40.75
Low	15.00	15.78	20.81	29.76	15.00

FISCAL YEAR 2002	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER	TOTAL
Net sales	$1,239,953	$1,648,134	$1,315,716	$1,740,853	$5,944,656
Gross profit	417,824	543,320	443,239	570,251	1,974,634
Minority interest purchase and reintegration costs	(42,047)	(11,121)	—	—	(53,168)
(Loss)/earnings before cumulative effect of accounting change	(11,213)	36,335	18,427	60,034	103,583
Cumulative effect of accounting change, net of tax	(13,359)	—	—	—	(13,359)
Net (loss)/earnings	(24,572)	36,335	18,427	60,034	90,224
Basic (loss)/earnings per share	(.18)	.27	.14	.44	.67
Diluted (loss)/earnings per share	(.18)	.27	.14	.44	.66
Dividends per share	.09	.09	.10	.10	.38
Common stock price
High	26.29	26.87	21.93	22.39	26.87
Low	22.15	16.58	15.06	17.87	15.06

The per share amounts for the (loss)/earnings before cumulative effect of accounting change were $(0.08) for basic and diluted in the first quarter, and $0.77 and $0.76 for basic and diluted for the total year.

Nordstrom, Inc. common stock is traded on the New York Stock Exchange, NYSE Symbol JWN.

NOTE 25: RESTATEMENT AND RECLASSIFICATIONS

Subsequent to issuance of our 2003 financial statements, we have corrected two errors in our previously issued financial statements: the statements of cash flows presentation of property incentive cash inflows and the balance sheet classification of leased assets that were previously treated as sale-leaseback transactions. Our previously reported net earnings, earnings per share and shareholders’ equity are not impacted by these corrections.

Statements of cash flows presentation of property incentives cash inflows: On February 7, 2005, the Chief Accountant of the U.S. Securities and Exchange Commission (“SEC”) released a letter expressing the SEC’s views on certain lease accounting matters and their application under generally accepted accounting principles in the United States of America. Following the issuance of this letter, we reviewed our lease accounting policies and determined that our classification of property incentives in our consolidated statements of cash flows was not in accordance with GAAP.

We historically recognized property incentives in our consolidated statements of cash flows as a separate line item in investing activities. After a review of our lease accounting policies, we determined that property incentives should be classified in operating activities and, accordingly, have restated our statements of cash flows.

Leased assets previously treated as sale-leaseback transactions: From 1998 to 2000, we partnered with developers to build five new full-line stores. We controlled the construction phase of the new stores’ development and we received payments from the developers to offset a portion of the related capital expenditures. In our previously issued financial statements, we treated those stores as being sold to and leased back from the developer. As we analyzed our lease accounting in connection with the SEC Staff’s letter discussed above, we determined that sale-leaseback accounting treatment was not correct because we have ongoing involvement at the stores. We have restated our previously issued balance sheets by classifying the stores’ assets in land, buildings and equipment, the developer payment in deferred property incentives, and eliminating the net of those two balances, which was previously recorded in other assets and prepaid expenses. The impact to earnings is not material.

Reclassifications

We have reclassified balances in our previously issued financial statements to conform to our current presentation. The principal reclassification items are as follows:

Auction rate securities: In order to maximize our earnings on available capital, we invest in high-quality bonds known as Auction Rate Securities (“ARS”), which we had classified as cash equivalents in previously issued financial statements. The interest rates for ARS that we invest in are set for short periods, ranging from seven to 35 days, via auction. At the end of each interest period, we choose to rollover our holdings or redeem the investment for cash. A `market maker’ facilitates the redemption of the ARS and the underlying issuers are not required to redeem the investments within 90 days of our purchase of the investments. We have reclassified $176,000 in 2003 and $121,266 in 2002 to short term investments and we have reflected the purchases and sales of these securities in our statements of cash flows for 2001 through 2003.

Disbursement Accounts: Our treasury management process uses a series of depository and disbursement accounts, primarily at three large national banks. When checks we have issued are presented to the disbursement account bank, funds are transferred from the depository bank to offset the disbursements. In our previously issued financial statements, we offset the outstanding checks drawn on the disbursement bank account against the balances in our depository bank accounts. Our new presentation reflects the outstanding checks drawn on the disbursement bank as a component of accounts payable in the current liabilities section of our balance sheet. We reclassified $73,010 and $40,833 from cash to accounts payable in 2003 and 2002, and we updated the statements of cash flows to reflect this reclassification.

Third Party Credit Card Receivables: We receive payment from third party credit card issuers for purchases made by customers using the issuers’ credit cards (for example, VISA and American Express). The issuers typically pay us within three days of the credit card transaction. In our previously issued financial statements, we treated these receivables as in-transit cash deposits and recorded the balances in cash and cash equivalents. We reclassified $32,953 and $14,658 from cash and cash equivalents to accounts receivable, net in 2003 and 2002, and we updated the statements of cash flows to reflect this reclassification.

Loyalty Program: Previously, when customers redeemed reward certificates, we recorded a sale and the gross profit was offset in selling, general and administrative expense. Now, when customers redeem reward certificates, we record the expense in cost of sales and do not record a sale.

In addition to these reclassifications, we have revised the grouping of some liabilities within the current liabilities section of the 2003 and 2002 balance sheets.

The following table summarizes the impacts of the restatements and reclassifications on the previously issued financial statements:

	AS ORIGINALLY	RESTATEMENT	RECLASSIFICATION	AS RESTATED
FISCAL YEAR 2003	REPORTED	ADJUSTMENTS	ADJUSTMENTS	AND RECLASSIFIED
CONSOLIDATED STATEMENT OF CASH FLOWS:
Net cash provided by operating activities	$573,225	$46,007	$(19,950)	$599,282
Net cash used in investing activities	(208,856)	(46,007)	(54,734)	(309,597)
Net cash used in financing activities	(107,489)		33,832	(73,657)

CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	476,224		(135,943)	340,281
Short-term investments	—		176,000	176,000
Accounts receivable, net	633,858		32,953	666,811
Prepaid expenses	49,750	(3,597)		46,153
Total current assets	2,455,430	(3,597)	73,010	2,524,843
Land, buildings and equipment, net	1,724,273	83,505		1,807,778
Goodwill,net	56,609		(4,895)	51,714
Other assets	145,376	(49,373)	4,895	100,898
Total assets	4,465,688	30,535	73,010	4,569,233

Accounts payable	512,035		(53,512)	458,523
Accrued salaries, wages and related benefits	333,428		(57,421)	276,007
Income taxes and other accrueds	196,967		183,943	380,910
Total current liabilities	1,049,549		73,010	1,122,559
Deferred property incentives, net	377,321	30,535		407,856
Total liabilities and shareholders’ equity	4,465,688	30,535	73,010	4,569,233

CONSOLIDATED STATEMENT OF EARNINGS:
Net sales	$6,491,673		$(42,995)	$6,448,678
Cost of sales and related buying and occupancy	(4,213,955)		(1,591)	(4,215,546)

Gross profit	2,277,718		(44,586)	2,233,132
Selling, general and administrative	(1,943,715)		44,586	(1,899,129)

Operating income	334,003		—	334,003

	AS ORIGINALLY	RESTATEMENT	RECLASSIFICATION	AS RESTATED
FISCAL YEAR 2002	REPORTED	ADJUSTMENTS	ADJUSTMENTS	AND RECLASSIFIED
CONSOLIDATED STATEMENT OF CASH FLOWS:
Net cash provided by operating activities	283,159	85,258	22,097	390,514
Net cash used in investing activities	(284,006)	(85,258)	(119,886)	(489,150)
Net cash used in financing activities	(117,664)		(13,288)	(130,952)

	AS ORIGINALLY	RESTATEMENT	RECLASSIFICATION	AS RESTATED
FISCAL YEAR 2002	REPORTED	ADJUSTMENTS	ADJUSTMENTS	AND RECLASSIFIED
CONSOLIDATED BALANCE SHEET:
Cash and cash equivalents	219,344		(95,091)	124,253
Short-term investments	—		121,266	121,266
Accounts receivable, net	639,630		14,658	654,288
Prepaid expenses	40,261	(3,505)		36,756
Total current assets	2,088,028	(3,505)	40,833	2,125,356
Land, buildings and equipment, net	1,761,544	88,417		1,849,961
Goodwill, net	56,609		(4,895)	51,714
Other assets	121,726	(52,383)	4,895	74,238
Total assets	4,111,907	32,529	40,833	4,185,269

Accounts payable	429,808		(63,564)	366,244
Accrued salaries, wages and related benefits	260,562		(44,191)	216,371
Income taxes and other accrueds	188,986		148,588	337,574
Total current liabilities	885,145		40,833	925,978

Deferred property incentives, net	383,100	32,529		415,629
Total liabilities and shareholders’ equity	4,111,907	32,529	40,833	4,185,269
CONSOLIDATED STATEMENT OF EARNINGS:
Net sales	5,975,076		(30,420)	5,944,656
Cost of sales and related buying and occupancy	(3,965,271)		(4,751)	(3,970,022)

Gross profit	2,009,805		(35,171)	1,974,634
Selling, general and administrative	(1,818,381)		35,171	(1,783,210)

Operating income	191,424		—	191,424

	AS ORIGINALLY	RESTATEMENT	RECLASSIFICATION	AS RESTATED
FISCAL YEAR 2001	REPORTED	ADJUSTMENTS	ADJUSTMENTS	AND RECLASSIFIED
CONSOLIDATED STATEMENT OF CASH FLOWS:
Net cash provided by operating activities	426,402	100,978	(38,870)	$488,510
Net cash used in investing activities	(272,769)	(100,978)	3,174	(370,573)
Net cash provided by financing activities	158,963		37,551	196,514

CONSOLIDATED STATEMENT OF EARNINGS:
Net sales	$5,634,130		$(26,443)	$5,607,687
Cost of sales and related buying and occupancy	(3,762,754)		(800)	(3,763,554)

Gross profit	1,871,376		(27,243)	1,844,133
Selling, general and administrative	(1,725,740)		27,243	(1,698,497)

Operating income	145,636		—	145,636

ELEVEN-YEAR STATISTICAL SUMMARY

Dollars in thousands except square footage and per share amounts

FISCAL YEAR	2003	2002	2001	2000
FINANCIAL POSITION
Customer accounts receivable, net	$594,900	$606,861	$621,491	$649,504
Retained interest in accounts receivable	272,294	124,543	55,659	50,183
Merchandise inventories	901,623	953,112	888,172	945,687
Current assets	2,524,843	2,125,356	2,057,111	1,812,982
Current liabilities	1,122,559	925,978	950,138	950,568
Working capital	1,402,284	1,199,378	1,106,973	862,414
Working capital ratio	2.25	2.30	2.17	1.91
Land, buildings and equipment, net	1,807,778	1,849,961	1,761,082	1,599,938
Long-term debt, including current portion	1,234,243	1,350,595	1,429,271	1,112,296
Debt/capital ratio	.4304	.4960	.5206	.4922
Shareholders’ equity	1,634,009	1,372,864	1,316,245	1,233,445
Shares outstanding	138,376,669	135,444,041	134,468,608	133,797,757
Book value per share	11.81	10.14	9.79	9.22
Total assets	4,569,233	4,185,269	4,051,179	3,608,503
OPERATIONS
Net sales	6,448,678	5,944,656	5,607,687	5,511,908
Gross profit	2,233,132	1,974,634	1,844,133	1,854,220
Selling, general, and administrative	(1,899,129)	(1,783,210)	(1,698,497)	(1,722,247)
Operating income	334,003	191,424	145,636	131,973
Interest expense, net	(90,952)	(81,921)	(75,038)	(62,698)
Write-down of investment	—	—	—	(32,857)
Minority interest purchase and reintegration costs	—	(53,168)	—	—
Service charge income and other, net	155,090	139,289	133,890	130,600
Earnings before income taxes and cumulative effect of accounting change	398,141	195,624	204,488	167,018
Income taxes	(155,300)	(92,041)	(79,800)	(65,100)
Earnings before cumulative effect of accounting change	242,841	103,583	124,688	101,918
Cumulative effect of accounting change, net of tax	—	(13,359)	—	—
Net earnings	242,841	90,224	124,688	101,918
Basic earnings per share	1.78	.67	.93	.78
Diluted earnings per share	1.76	.66	.93	.78
Dividends per share	.41	.38	.36	.35
Comparable store sales percentage increase (decrease)	4.3%	1.4%	(2.9%)	.3%
Net earnings as a percent of net sales	3.8%	1.5%	2.2%	1.8%
Return on average shareholders’ equity	16.15%	6.71%	9.78%	8.43%
Sales per square foot for Company-operated stores	327	319	321	342
STORES	179	166	156	140
TOTAL SQUARE FOOTAGE	19,138,000	18,428,000	17,048,000	16,056,000

1999	1998	1997	1996	1995	1994	1993

$557,190	$560,564	$621,704	$661,332	$874,103	$655,715	$565,151
38,830	7,097	20,158	31,791	—	—	—
797,845	750,269	826,045	719,919	626,303	627,930	585,602
1,564,648	1,668,689	1,613,492	1,549,819	1,612,776	1,397,713	1,314,914
866,509	794,490	979,031	795,321	833,443	693,015	631,064
698,139	874,199	634,461	754,498	779,333	704,698	683,850
1.81	2.10	1.65	1.95	1.94	2.02	2.08
1,429,492	1,378,006	1,252,513	1,152,454	1,103,298	984,195	845,596
804,982	868,234	420,865	380,632	439,943	373,910	438,574
.4249	.4214	.3194	.2720	.3232	.2575	.2934
1,185,614	1,300,545	1,458,950	1,457,084	1,408,053	1,330,437	1,153,594
132,279,988	142,114,167	152,518,104	159,269,954	162,226,288	164,488,196	164,118,256
8.96	9.15	9.57	9.15	8.68	8.09	7.03
3,062,081	3,103,689	2,890,664	2,726,495	2,732,619	2,396,783	2,177,481

5,144,754	5,049,182	4,864,604	4,457,931	4,113,717	3,895,642	3,591,228
1,781,929	1,704,237	1,568,791	1,378,472	1,310,931	1,297,018	1,121,539
(1,516,259)	(1,429,837)	(1,338,235)	(1,232,860)	(1,136,069)	(1,029,856)	(940,708)
265,670	274,400	230,556	145,612	174,862	267,162	180,831
(50,396)	(47,091)	(34,250)	(39,400)	(39,295)	(30,664)	(37,646)
—	—	—	—	—	—	—
—	—	—	—	—	—	—
116,783	110,414	110,907	135,331	134,179	98,311	88,509
332,057	337,723	307,213	241,543	269,746	334,809	231,694
(129,500)	(131,000)	(121,000)	(95,227)	(106,190)	(132,304)	(90,804)
202,557	206,723	186,213	146,316	163,556	202,505	140,890
—	—	—	—	—	—	—
202,557	206,723	186,213	146,316	163,556	202,505	140,890
1.47	1.41	1.20	.90	1.00	1.23	.86
1.46	1.41	1.20	.90	1.00	1.23	.86
.32	.30	.265	.25	.25	.1925	.17
(1.1%)	(2.7%)	4.0%	0.6%	(0.7%)	4.4%	2.7%
3.9%	4.1%	3.8%	3.3%	4.0%	5.2%	3.9%
16.29%	14.98%	12.77%	10.21%	11.94%	16.30%	12.85%
350	362	384	377	382	395	383
104	97	92	83	78	76	74
14,487,000	13,593,000	12,614,000	11,754,000	10,713,000	9,998,000	9,282,000

RETAIL STORE FACILITIES OPEN AT JANUARY 31, 2004

			YEAR
		SQUARE	STORE
LOCATION	STORE NAME	FOOTAGE	OPENED
SOUTHWEST GROUP
ARIZONA
Chandler	Chandler Fashion Center	149,000	2001
Scottsdale	Scottsdale Fashion Square	235,000	1998
CALIFORNIA
Arcadia	Santa Anita	151,000	1994
Brea	Brea Mall	195,000	1979
Canoga Park	Topanga	154,000	1984
Cerritos	Los Cerritos Center	122,000	1981
Corte Madera	The Village at Corte Madera	116,000	1985
Costa Mesa	South Coast Plaza	235,000	1978
Escondido	North County	156,000	1986
Glendale	Glendale Galleria	147,000	1983
Los Angeles	The Grove	120,000	2002
Los Angeles	Westside Pavilion	150,000	1985
Mission Viejo	The Shops at Mission Viejo	172,000	1999
Montclair	Montclair Plaza	134,000	1986
Palo Alto	Stanford Shopping Center	187,000	1984
Pleasanton	Stoneridge Mall	173,000	1990
Redondo Beach	South Bay Galleria	161,000	1985
Riverside	The Galleria at Tyler in Riverside	164,000	1991
Roseville	Galleria at Roseville	149,000	2000
Sacramento	Arden Fair	190,000	1989
San Diego	Fashion Valley	220,000	1981
San Diego	Horton Plaza	151,000	1985
San Diego	University Towne Centre	130,000	1984
San Francisco	San Francisco Shopping Centre	350,000	1988
San Francisco	Stonestown Galleria	174,000	1988
San Jose	Valley Fair	232,000	1987
San Mateo	Hillsdale Shopping Center	149,000	1982
Santa Ana	MainPlace/Santa Ana	169,000	1987
Santa Barbara	Paseo Nuevo in Santa Barbara	186,000	1990
Walnut Creek	Broadway Plaza	193,000	1984
NEVADA
Las Vegas	Fashion Show	207,000	2002
EAST COAST GROUP
CONNECTICUT
Farmington	Westfarms	189,000	1997
FLORIDA
Boca Raton	Town Center at Boca Raton	193,000	2000
Coral Gables	Village of Merrick Park	212,000	2002
Orlando	The Florida Mall	174,000	2002
Tampa	International Plaza	172,000	2001
Wellington	The Mall at Wellington Green	127,000	2003

			YEAR
		SQUARE	STORE
LOCATION	STORE NAME	FOOTAGE	OPENED
GEORGIA
Atlanta	Perimeter Mall	243,000	1998
Buford	Mall of Georgia	172,000	2000
MARYLAND
Annapolis	Annapolis Mall	162,000	1994
Bethesda	Montgomery Mall	225,000	1991
Columbia	The Mall in Columbia	173,000	1999
Towson	Towson Town Center	205,000	1992
NEW JERSEY
Edison	Menlo Park	204,000	1991
Freehold	Freehold Raceway Mall	174,000	1992
Paramus	Garden State Plaza	282,000	1990
Short Hills	The Mall at Short Hills	188,000	1995
NEW YORK
Garden City	Roosevelt Field	241,000	1997
White Plains	The Westchester	219,000	1995
NORTH CAROLINA
Durham	The Streets at Southpoint	149,000	2002
PENNSYLVANIA
King of Prussia	The Plaza at King of Prussia	238,000	1996
RHODE ISLAND
Providence	Providence Place	206,000	1999
VIRGINIA
Arlington	The Fashion Centre at Pentagon City	241,000	1989
Dulles	Dulles Town Center	148,000	2002
McLean	Tysons Corner Center	253,000	1988
Norfolk	MacArthur Center	166,000	1999
Richmond	Short Pump Town Center	128,000	2003
CENTRAL STATES GROUP
ILLINOIS
Chicago	Michigan Avenue	274,000	2000
Oak Brook	Oakbrook Center	249,000	1991
Schaumburg	Woodfield Shopping Center	215,000	1995
Skokie	Old Orchard Center	209,000	1994
INDIANA
Indianapolis	Circle Centre	216,000	1995
KANSAS
Overland Park	Oak Park Mall	219,000	1998
MICHIGAN
Troy	Somerset Collection	258,000	1996
MINNESOTA
Bloomington	Mall of America	240,000	1992
MISSOURI
Des Peres	West County	193,000	2002

			YEAR
		SQUARE	STORE
LOCATION	STORE NAME	FOOTAGE	OPENED
OHIO
Beachwood	Beachwood Place	231,000	1997
Columbus	Easton Town Center	174,000	2001
TEXAS
Austin	Barton Creek Square	150,000	2003
Dallas	Dallas Galleria	249,000	1996
Frisco	Stonebriar Centre	149,000	2000
Houston	The Galleria	226,000	2003
Hurst	North East Mall	149,000	2001
NORTHWEST GROUP
ALASKA
Anchorage	Anchorage	97,000	1975
COLORADO
Broomfield	FlatIron Crossing	172,000	2000
Littleton	Park Meadows	245,000	1996
OREGON
Portland	Clackamas Town Center	121,000	1981
Portland	Downtown Portland	174,000	1966
Portland	Lloyd Center	150,000	1963
Salem	Salem Center	71,000	1980
Tigard	Washington Square	189,000	1974
UTAH
Murray	Fashion Place	110,000	1981
Orem	University Mall	122,000	2002
Salt Lake City	Crossroads Plaza	140,000	1980
WASHINGTON
Bellevue	Bellevue Square	285,000	1967
Lynnwood	Alderwood	151,000	1979
Seattle	Downtown Seattle	383,000	1963
Seattle	Northgate	122,000	1965
Spokane	Spokane	137,000	1974
Tacoma	Tacoma Mall	134,000	1966
Tukwila	Southcenter	170,000	1968
Vancouver	Vancouver	71,000	1977
OTHER
Honolulu, HI	Ward Centre Shoes	16,000	1997
Faconnable	U.S. (5 boutiques)	58,000
Faconnable	International (31 boutiques)	92,000
NORDSTROM RACK GROUP
Chandler, AZ	Chandler Festival Rack	37,000	2000
Phoenix, AZ	Last Chance	48,000	1992
Scottsdale, AZ	Scottsdale Promenade Rack	38,000	2000
Brea, CA	Brea Union Plaza Rack	45,000	1999
Chino, CA	Chino Spectrum Towne Center Rack	38,000	1987
Colma, CA	Colma Rack	31,000	1987
Costa Mesa, CA	Metro Pointe at South Coast Rack	50,000	1983

			YEAR
		SQUARE	STORE
LOCATION	STORE NAME	FOOTAGE	OPENED
Fresno, CA	Villaggio Retail Center Rack	32,000	2002
Glendale, CA	Glendale Fashion Center Rack	36,000	2000
Long Beach, CA	Long Beach CityPlace Rack	33,000	2002
Los Angeles, CA	The Promenade at Howard Hughes Center Rack	41,000	2001
Ontario, CA	Ontario Mills Mall Rack	40,000	2002
Oxnard, CA	Esplanade Shopping Center Rack	38,000	2001
Roseville, CA	Creekside Town Center Rack	36,000	2001
Sacramento, CA	Howe 'Bout Arden Center Rack	54,000	1999
San Diego, CA	Mission Valley Rack	57,000	1985
San Francisco, CA	555 Ninth Street Retail Center Rack	43,000	2001
San Jose, CA	Westgate Mall Rack	48,000	1998
San Leandro, CA	San Leandro Rack	44,000	1990
Woodland Hills, CA	Topanga Rack	64,000	1984
Broomfield, CO	Flatiron Marketplace Rack	36,000	2001
Littleton, CO	Meadows Marketplace Rack	34,000	1998
Sunrise, FL	The Oasis at Sawgrass Mills Rack	27,000	2003
Buford, GA	Mall of Georgia Crossing Rack	44,000	2000
Honolulu, HI	Victoria Ward Center Rack	34,000	2000
Chicago, IL	The Shops at State and Washington Rack	41,000	2003
Northbrook, IL	Northbrook Rack	40,000	1996
Oak Brook, IL	The Shops at Oak Brook Place Rack	42,000	2000
Schaumburg, IL	Woodfield Rack	45,000	1994
Gaithersburg, MD	Gaithersburg Rack	49,000	1999
Towson, MD	Towson Rack	31,000	1992
Grand Rapids, MI	Centerpointe Mall Rack	40,000	2001
Troy, MI	Troy Marketplace Rack	40,000	2000
Bloomington, MN	Mall of America Rack	41,000	1998
Las Vegas, NV	Silverado Ranch Plaza Rack	33,000	2001
Westbury, NY	The Mall at the Source Rack	48,000	1997
Beaverton, OR	Tanasbourne Town Center Rack	53,000	1998
Clackamas, OR	Clackamas Promenade Rack	28,000	1983
Portland, OR	Downtown Portland Rack	19,000	1986
King of Prussia, PA	The Overlook at King of Prussia Rack	45,000	2002
Hurst, TX	The Shops at North East Mall Rack	40,000	2000
Plano, TX	Preston Shepard Place Rack	39,000	2000
Salt Lake City, UT	Sugarhouse Rack	31,000	1991
Dulles, VA	Dulles Town Crossing Rack	41,000	2001
Woodbridge, VA	Potomac Mills Rack	46,000	1990
Auburn, WA	SuperMall of the Great Northwest Rack	48,000	1995
Bellevue, WA	Factoria Mall Rack	46,000	1997
Lynnwood, WA	Golde Creek Plaza Rack	38,000	1985
Seattle, WA	Downtown Seattle Rack	42,000	1987
Spokane, WA	NorthTown Mall Rack	28,000	2000

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
Founder and General Partner
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
Alfred E. Osborne, Jr.
William D. Ruckelshaus, Chair
Alison A. Winter

CORPORATE GOVERNANCE AND NOMINATION COMMITTEE

Enrique Hernandez, Jr.
Alfred E. Osborne, Jr., Chair
William D. Ruckelshaus

EXECUTIVE COMMITTEE

Enrique Hernandez, Jr.
John A. McMillan
Bruce A. Nordstrom
John N. Nordstrom

FINANCE COMMITTEE

D. Wayne Gittinger
Jeanne P. Jackson
John A. McMillan
John N. Nordstrom
Alison A. Winter, Chair

SHAREHOLDER INFORMATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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