Form 10-K, Exhibit 13
period 2005-01-29
NORDSTROM INC
filed 2005-04-08
CIK 72333

Exhibit 13.1

Financial Highlights:
Our continuous progress in delivering a quality shopping experience to our customers is resulting in increasing value to our shareholders. We’re proud to share our results with you. Overall, 2004 was the best year in our company’s history.
Dollars in thousands except per share amounts Fiscal Year 2004 2003 % Change
Net sales $7,131,388 $6,448,678 10.6% Earnings before income taxes 647,281 398,141 62.6 Net earnings 393,450 242,841 62.0 Basic earnings per share 2.82 1.78 58.4 Diluted earnings per share 2.77 1.76 57.4 Cash dividends paid per share 0.48 0.41 17.1 table of contents
17 management’s discussion and analysis 26 management reports 27 auditors’ report on internal control over financial reporting 28 auditors’ report on consolidated financial statements 29 consolidated statements of earnings 30 consolidated balance sheets 31 consolidated statements of shareholders’ equity 32 consolidated statements of cash flows 33 notes to consolidated financial statements 50 eleven-year statistical summary 52 retail store facilities 54 officers of the corporation and executive team 55 board of directors and committees management’s discussion and analysis

Management’s Discussion and Analysis

Nordstrom is a fashion specialty retailer offering a wide selection of high-quality apparel, shoes, cosmetics and accessories for women, men and children. Nordstrom offers classic and contemporary brand name and private label merchandise as well as exclusive couture designs. We offer our products through multiple retail channels including our Full-Line Nordstrom stores, our discount Nordstrom Rack stores, our Faconnable boutiques, our catalogs and on the Internet at www.nordstrom.com. Our stores are primarily located throughout the United States. In addition, our credit operations offer customers a variety of payment products and services including our loyalty program.

STRATEGIC INITIATIVES FOR 2005

Our long-term goal is to deliver industry-leading performance. We have two overarching initiatives in 2005 that will take us towards that goal.

Drive top-line growth — One of our top goals is to drive and sustain positive same-store sales into the future. Our ultimate success in accomplishing this goal starts and ends with the experience each customer has in our stores. We believe the foundation of that customer experience is based upon providing superior service and compelling products. These two key elements of our business will be an ongoing focus for our company as we work to sustain our same-store sales momentum.

Customers want fashion, and we strive to be a leader in the marketplace with products and trends. One of the core elements of what we do is give customers a reason to buy something new. We believe this is a core strength of our merchant team, but the dynamic nature of our business means that there will always be opportunities in this area to improve the speed and flexibility by which we respond to fashion trends. In addition, to maximize our inventory investment, we will continue to develop proficiency with our existing perpetual inventory tools.

In 2005, our service-focused initiative is to use our Personal Book system. Personal Book is a dynamic tool that helps our people build and strengthen customer relationships by better anticipating and responding to customer needs. With Personal Book, our salespeople are able to set and manage their customer follow-ups, organize and track customer preferences and easily reference customer purchases and contact information. The result is that our salespeople are able to tailor our service to the needs of each customer. We are able to stay connected with our customers and invite them back in for the new trends, merchandise, sales and events that interest them. Overall, Personal Book provides us with increased opportunities to exceed expectations, build customer loyalty and drive additional sales volume.

Improve operational efficiencies — In addition to delivering solid top-line results, we are continuing to focus on improving operational efficiencies. We focus on managing the costs which do not impact customer service. Our current expense initiatives focus on the areas of logistics, information technology, and merchandising. In addition, we expect planned system enhancements to result in additional opportunities to streamline our processes and reduce costs over the next few years. Our planning processes are also more rigorous, challenging our organization to make better business decisions.

OVERVIEW

For the year we are pleased to report improved profitability for the company and our investors, with diluted earnings per share up 57.4% to $2.77. Our strong business performance in the latter half of 2003 and throughout 2004 generated significant increases in our operating cash flows, which we have used to invest in our business, prepay debt and repurchase common stock. Key highlights include:

• Total net sales were $7.1 billion, which is the first time in our history that sales have exceeded $7.0 billion. Also, in 2004, same-store sales increased 8.5% (see our GAAP sales reconciliation on page 21). This was our third consecutive year with same-store sales increases and indicates that our existing store base continues to gain market share.

• Gross profit increased from 34.6% of sales in 2003 to 36.1% in 2004. Continued improvement in merchandise management and sales growth leverage on our buying and occupancy expenses were the primary drivers. In 2004, inventory turn was 4.51, up from 4.10 in 2003.

• With our strong sales performance in 2004, management was focused on ensuring that fixed costs were controlled and that variable costs fluctuated at a rate consistent with the sales growth. Such disciplined expense management resulted in significant improvement in selling, general and administrative expense as a percentage of sales and maximized the flow through of incremental sales to earnings.

• Pre-tax earnings as a percentage of sales increased from 6.2% in 2003 to 9.1% in 2004, demonstrating that we were able to transform top-line growth into significant incremental earnings.

management’s discussion and analysis

Percentage of 2004 Sales by Merchandise Category

RESULTS OF OPERATIONS

Segment results are discussed in each of the following sections as applicable.

Net sales (in millions)

Fiscal Year	2002	2003	2004

Net sales increase	6.0%	8.5%	10.6%
Same-store sales increase	1.4%	4.1%	8.5%

See our GAAP sales reconciliation on page 21.

2004 VS 2003 NET SALES

In general, retailers’ sales results were mixed in 2004. Our net sales increased as our customers responded to our merchandise offerings. Both our Full-Line and Rack stores had overall and same-store sales increases. All of our geographic regions and major merchandise categories also reported overall and same-store sales increases. The strongest performing categories were Accessories, Women’s Shoes and Women’s Better Apparel, followed by Women’s Designer and Men’s Apparel.

Total net sales also benefited from the six Full-Line stores and two Rack stores opened since February 2003, increasing our retail square footage 5% during the last two years.

Sales at Nordstrom Direct increased 28.3% due to strong Internet sales and improved fulfillment of customer orders. Internet sales increased 53.1% due to an increase in the rate of website visits that result in sales and increased Internet advertising. Catalog net sales decreased in 2004 by 3%, which is consistent with our strategy to shift catalog customers to the Internet.

2003 VS 2002 NET SALES

We had significant sales growth in 2003 as net sales increased 8.5% over the prior year. This overall growth resulted from same-store sales increases and store openings. Same-store sales on a 4-5-4 basis increased 4.1% due to increases at both our Full-Line stores and Rack stores. Additionally, we opened twelve Full-Line and six Rack stores since February 2002. We also closed one Rack store. The net impact was an increase to our retail square footage of 12%.

Sales at Nordstrom Direct increased 15.4% due to improved fulfillment of customers orders and strong Internet sales. During 2003, Internet sales increased approximately 46% while catalog sales declined by 9%.

In 2003, merchandise division sales growth was led by Women’s Designer Apparel, Accessories and Cosmetics, followed by Men’s Apparel and Women’s and Men’s Shoes.

2005 FORECAST OF NET SALES

In 2005, we plan to open four Full-Line stores, increasing retail square footage by approximately 3%. We expect 2005 same-store sales to increase 1 to 3%. In 2005, we will expand the integration of our merchandise offerings across our full-price channels. Our goal for the next several years is to build a multi-channel merchandise offering that creates a superior and seamless experience for our customers.

management’s discussion and analysis

Gross Profit

Fiscal Year	2002	2003	2004

Gross profit as a percentage of net sales	33.2%	34.6%	36.1%
Average inventory per square foot	$58.15	$54.81	$52.46
Inventory turnover	3.85	4.10	4.51

2004 VS 2003 GROSS PROFIT

In 2004, the improvement in gross profit as a percentage of net sales was primarily a result of meeting our customers’ desire for fresh, compelling merchandise, which increased the sales of regular priced merchandise. In addition, gross profit benefited from our ongoing improvement in managing inventory and by holding buying costs and the fixed portion of occupancy expenses flat.

Contributing to our gross profit rate improvement was the continuous improvement we are making utilizing our perpetual inventory system investment, which we made in 2003. We have better visibility into sales trends and on-hand content, allowing us to more effectively manage our merchandise; the result was a significant improvement in our inventory turnover rate. Increased sell-through of regular priced merchandise reduced the markdowns necessary to sell slow moving goods. We maintained our inventory at levels consistent with the prior year, even though our sales and square footage grew in 2004. The overall improvements in merchandise management have generated higher margins on our inventory investments.

2003 VS 2002 GROSS PROFIT

Gross profit as a percentage of net sales improved in 2003 due to strong sales, substantially lower markdowns and improved shrink results, as well as an improvement in expenses related to our private label business.

Merchandise division gross profit was led by Accessories, Women’s Specialized Apparel, Women’s Contemporary/Juniors Apparel and Men’s Apparel.

Average inventory per square foot declined due to improved merchandise management at both our Full-Line and Rack stores. Buying and occupancy expenses benefited from leverage on a higher sales base resulting in a small improvement on a percentage of sales basis.

2005 FORECAST OF GROSS PROFIT

In 2005, we expect to see a 10 to 20 basis point improvement in our gross profit rate performance from ongoing merchandise margin improvement as well as buying and occupancy efficiencies.

Selling, General and Administrative Expenses

Fiscal Year	2002	2003	2004

Selling, general and administrative expenses as a percentage of sales	30.0%	29.4%	28.3%

2004 VS 2003 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

We continued to use our infrastructure to support increased sales. In 2004, our selling, general and administrative expenses as a percentage of net sales improved 110 basis points. We were able to control and leverage our fixed general and administrative expenses, especially non-selling labor. While selling expense increased in 2004, primarily from higher costs linked to increased sales, we experienced a slight rate improvement in selling expense as a percentage of net sales.

2003 VS 2002 SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The 2002 selling, general and administrative expense includes an impairment charge of $15.6 million related to the write-down of an information technology investment in a supply chain software application in our private label division. We believe that excluding this charge provides a more comparable basis from which to evaluate performance between years. Without this charge, 2002 selling, general and administrative expenses as a percentage of net sales would have been 29.7%.

Excluding the effects of the 2002 impairment charge, selling, general and administrative expenses as a percentage of net sales decreased in 2003 to 29.4% from 29.7% in the prior year. This improvement was primarily the result of leverage on better-than-planned sales and overall expense improvements.

2005 FORECAST OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

In 2005, selling, general and administrative expenses as a percentage of net sales are expected to improve 40 to 60 basis points as we continue to take steps to improve the effectiveness and efficiency of our business processes.

Interest Expense, Net

2004 VS 2003 INTEREST EXPENSE, NET

We prepaid debt of $198.2 million in 2004 and $105.7 million in 2003. We incurred debt prepayment costs of $20.9 million in 2004 and $14.3 million in 2003. The decrease in our interest expense, net in 2004 was due to the reduction in our 2004 average outstanding debt, partially offset by the increase in the prepayment costs.

management’s discussion and analysis

2003 VS 2002 INTEREST EXPENSE, NET

Interest expense, net increased in 2003 because of debt prepayment costs of $14.3 million in 2003 and lower capitalized interest. The debt prepayment costs were partially offset by lower interest expense resulting from the reduced debt balance outstanding. Capitalized interest decreased as the completion of several software projects in early 2003 reduced our software development balance.

2005 FORECAST OF INTEREST EXPENSE, NET

Interest expense for 2005 is expected to decrease as we re-pay the remaining $96.0 million of our 6.7% medium-term notes due in July 2005. We expect to see a year-over-year reduction in interest expense of approximately $26 million. A portion of the forecasted interest expense is based on variable interest rates, which could fluctuate.

Minority Interest Purchase and Reintegration Costs

During 2002, we purchased the outstanding shares of Nordstrom.com, Inc. series C preferred stock for $70.0 million. The minority interest purchase and reintegration costs resulted in a one-time charge of $53.2 million. No tax benefit was recognized as there was no possibility of a future tax benefit. The impact of not recognizing this income tax benefit increased our 2002 effective tax rate to 47% before the cumulative effect of accounting change.

Other Income Including Finance Charges, Net (in millions)

Fiscal Year	2002	2003	2004

Other income including finance charges, net as a percentage of sales	2.4%	2.4%	2.4%

2004 VS 2003 OTHER INCOME INCLUDING FINANCE CHARGES, NET

Our overall other income including finance charges, net increased $17.9 million, primarily from our co-branded VISA credit card program growth. Since 2002, we marketed this credit card to our in-store customers and the inactive Nordstrom private label credit card holders. These marketing efforts showed success in 2004, as the co-branded VISA credit card holders used the cards more extensively in 2004, resulting in a 45.7% volume increase.

2003 VS 2002 OTHER INCOME INCLUDING FINANCE CHARGES, NET

We continued to see improvements in our 2003 other income including finance charges, net primarily due to growth in the co-branded VISA program. Our income benefited from substantial increases in our VISA credit card volume and receivables during the year, as well as a small improvement in the cost of funds and bad debt write-offs. This increase was partially offset by a decline in finance charge and late fee income resulting from a decline in our private label accounts receivable.

2005 FORECAST OF OTHER INCOME INCLUDING FINANCE CHARGES, NET

In 2005, other income including finance charges, net is expected to increase approximately $12 million as we continue to see growth in our VISA credit card volume and corresponding income.

Diluted Earnings per Share

2004 VS 2003 DILUTED EARNINGS PER SHARE

In 2004, earnings per share increased to $2.77 from $1.76 in 2003. This increase was driven by a strong increase in overall and same-store sales, improvements in gross profit through better inventory management, and sales leverage on buying and occupancy and selling, general and administrative expenses.

management’s discussion and analysis

2003 VS 2002 DILUTED EARNINGS PER SHARE

Our earnings per share in 2002 included the write down of a supply chain software application, the Nordstrom.com minority interest purchase and reintegration costs and the cumulative effect of an accounting change associated with the adoption of FAS 142, for a total impact of $71.0 million or $0.53 per share. We believe that excluding these charges provides a more comparable basis from which to evaluate performance between 2003 and 2002. Without the impact of these charges, 2002 earnings per share would have been $1.19.

Our earnings per share in 2003 increased to $1.76 from $0.66 in 2002. Excluding the prior year charges noted above, 2003 earnings per share increased $0.57 or 47.9%. This increase was primarily driven by a strong increase in overall and same-store sales, significant improvement in gross profit rate and a moderate decrease in selling, general and administrative expenses as a percentage of sales.

2005 FORECAST OF DILUTED EARNINGS PER SHARE

Based upon the factors discussed above, especially the expected 2005 same-store sales increase and the 2004 debt prepayment cost that will not recur in 2005, our diluted earnings per share is expected to increase 16% - 20% in 2005. As we saw in 2004, earnings trends should be consistent with same-store sales trends.

Fourth Quarter Results

Fourth quarter 2004 net earnings was $140.0 million compared with $104.3 million in 2003. Fourth quarter 2004 net earnings was reduced $4.7 million or $0.03 per share due to a non-cash expense adjustment related to a correction in our lease accounting policy. Our new policy is to record lease expense when we take possession of a location; in the past, lease expense started when our retail operations started.

Total sales for the quarter increased by 9.4% to $2.1 billion and same-store sales increased by 7.2%. This was the first time in our history that sales exceeded $2.0 billion in a quarter.

Gross profit as a percentage of net sales increased to 36.6% from 36.2% last year. The quarterly improvement in gross profit as a percentage of net sales was primarily the result of sales growth leverage on our buying and occupancy expenses. Selling, general and administrative expense as a percentage of sales improved 160 basis points from 28.5% to 26.9%, primarily from lower year-over-year incentive compensation costs in the quarter.

GAAP Sales Reconciliation (in millions)

We converted to a 4-5-4 Retail Calendar at the beginning of 2003 so our financial results are more comparable to other retailers. Sales performance numbers included in this document have been calculated on a comparative 4-5-4 basis. We believe that adjusting for the difference in days provides a more comparable basis from which to evaluate sales performance. The following reconciliation bridges the reported GAAP sales to the 4-5-4 comparable sales.

				%Change	%Change
	YTD	YTD	Dollar	Total	Comp
Sales Reconciliation	2003	2004	Increase	Sales	Sales

Number of Days Reported GAAP	365	364
Reported GAAP Sales	$6,448.7	$7,131.4	$682.7	10.6%	N/A
Less Feb. 1, 2003	(18.2)	—

Reported 4-5-4 Sales	$6,430.5	$7,131.4	$700.9	10.9%	8.5%
4-5-4 Adjusted Days	364	364

LIQUIDITY AND CAPITAL RESOURCES

Overall, cash and short-term investments decreased by $113.8 million to $402.4 million at the end of 2004, as we used our cash from operations for capital expenditures, additional debt prepayments and repurchases of common stock.

Operating Activities

Our operations are seasonal in nature. The second quarter, which includes our Anniversary Sale, accounts for approximately 27% of net sales, while the fourth quarter, which includes the holiday season, accounts for about 29% of net sales. Cash requirements are highest in the third quarter as we build our inventory for the holiday season.

2004 VS 2003 OPERATING ACTIVITIES

In 2004, cash flow from operating activities increased to $606.3 million, a $7.1 million increase. Higher net earnings was offset by our merchandise purchase and payment flow changes in 2004 as compared to 2003 and the timing of income tax payments. Toward the end of 2003 and into 2004, we have achieved a more even flow of merchandise purchases in relation to our sales trends. Our 2004 inventory turns have improved over the prior year; the payables leverage we achieved in 2004 is consistent with our merchandise purchase plan. Income tax payments have increased in 2004 as a result of our earnings growth.

2003 VS 2002 OPERATING ACTIVITIES

The increase in net cash provided by operating activities between 2003 and 2002 was primarily due to an increase in net earnings before noncash items, decreases in inventories and increases in accounts payable, partially offset by an increase in our investment in asset backed securities. Strong sales and effective inventory management left us with lower, appropriate inventory levels after the holidays. January receipts of new merchandise replenished our inventory levels resulting in an increase in accounts payable. Investment in asset backed securities increased as Nordstrom VISA credit sales increased during the year.

management’s discussion and analysis

2005 FORECAST FOR OPERATING ACTIVITIES

In 2005, cash flows provided by operating activities are expected to increase slightly as a result of increased earnings.

Investing Activities

In 2004, investing activities have primarily consisted of capital expenditures and the sales and purchases of high quality short-term investments. Capital expenditures in 2004 decreased slightly in comparison to 2003 as a planned reduction in store openings reduced our capital expenditures.

In 2004, 37% of our capital expenditures was for remodels and 28% was for new stores, half of which related to stores that opened in 2004 and the other half for stores opening in 2005. In addition, 22% of our capital expenditures was for information technology and 13% for other routine projects.

Our capital expenditures over the last three years totaled $833.3 million; we received property incentives of $151.1 million over that same period, which offsets a portion of the cash we used for capital expenditures. The capital expenditures added stores, enhanced existing facilities and improved our information systems. More than 2.3 million square feet of retail store space has been added during this period, representing an increase of 14% since January 31, 2002.

We plan to spend approximately $850-$875 million, net of property incentives of approximately $130 million, on capital projects during the next three years. We plan to use approximately 40% of this capital to build new stores, 30% on remodels, and 15% toward information technology. The remaining 15% is planned for other routine projects. Compared to the previous three years, this represents a 30% increase in capital expenditures, with more spending allocated to improving our existing facilities and less spending on information systems. We watch over our store locations so they meet our customer expectations for a high-quality shopping experience. We also analyze the useful lives assigned to our stores so we can match our depreciation with the actual use of these assets. In the information systems area, we completed the implementation of our “Point of Sale” system in 2004 and plan to continue to make investments to enhance our technology platform.

As of January 29, 2005, approximately $171.0 million has been contractually committed primarily for constructing new stores or remodeling existing stores.

Consistent with our investment policy, we utilize our high quality short-term investments to generate income on our available working capital.

Total Square Footage (in thousands)

Financing Activities

Financing activities primarily consist of principal payments on debt, dividend payments, repurchases of common stock and proceeds from the exercise of stock options.

During 2004, we retired $196.8 million of our 8.95% senior notes and $1.5 million of our 6.7% medium-term notes for a total cash payment of $220.1 million. After considering non-cash items related to these debt retirements, our pre-tax expense for debt buyback was $20.9 million.

During 2003, we purchased $103.2 million of our 8.95% senior notes and $2.5 million of our 6.7% medium-term notes for a total cash payment of $120.8 million. Approximately $14.3 million of expense was recognized during 2003 related to these purchases.

In July 2005, we plan to re-pay the remaining $96.0 million of our 6.7% medium-term notes at maturity. No additional debt repurchases are planned for 2005.

In August 2004, our Board of Directors authorized $300.0 million of share repurchases, replacing a previous share repurchase authorization. We purchased 6.9 million shares in the open market for the entire authorized amount of $300.0 million at an average price of $43.43 per share.

In February 2005, our Board of Directors authorized $500.0 million of additional share repurchases. The actual number and timing of share repurchases will be subject to market conditions and applicable SEC rules.

Debt to Capital Ratio

Our recent strong operating results allowed us to repay debt, which contributed to a decrease in our debt to capital ratio from 43.0% at management’s discussion and analysis

the end of 2003 to 36.5% at the end of 2004. Other factors that impacted this ratio in 2004 were the share repurchase described above and the volume of stock option activity. We believe that a debt to capital ratio in the range of 25% to 40% results in favorable debt ratings and sets us on a capital structure that provides appropriate flexibility while we maintain a reasonable cost of capital.

Off-Balance Sheet Financing

We transfer our Nordstrom co-branded VISA credit card receivables to a third-party trust that issued $200 million of VISA receivable backed securities to third parties in 2002. The outstanding balance of the co-branded VISA credit card receivables exceeds the receivable backed securities balance. As a result, we hold securities that represent our retained interests in the trust, recorded as investment in asset backed securities in our consolidated balance sheets. We do not record the $200.0 million of VISA receivable backed securities or the co-branded Nordstrom VISA credit card receivables transferred to the trust on our consolidated balance sheets.

This off-balance sheet financing allows us greater financial flexibility. Additionally, our exposure to credit losses on the underlying co-branded Nordstrom VISA credit card receivables is limited to our investment in asset backed securities.

Interest Rate Swaps

To manage our interest rate risk, we entered into an interest rate swap agreement in 2003, which had a $250.0 million notional amount expiring in 2009. Under the agreement, we receive a fixed rate of 5.63% and pay a variable rate based on LIBOR plus a margin of 2.3% set at six-month intervals (5.20% at January 29, 2005, based on the January 18, 2005 LIBOR rate); this reduced our net interest expense in 2004. The interest rate swap agreement had a fair value of ($7.8) million and ($8.1) million at January 29, 2005 and January 31, 2004. We have locked in our LIBOR rate until July 15, 2005.

Available Credit

In May 2004, we replaced our existing $300.0 million unsecured line of credit with a $350.0 million unsecured line of credit, which is available as liquidity support for our commercial paper program. Under the terms of the agreement, we pay a variable rate of interest based on LIBOR plus a margin of 0.31% (2.90% at January 29, 2005). The variable rate of interest increases to LIBOR plus a margin of 0.41% if more than $175.0 million is outstanding on the facility. The line of credit agreement expires in May 2007 and contains restrictive covenants, which include maintaining a leverage ratio. We also pay a commitment fee for the line based on our debt rating.

Also in May 2004, we renewed our variable funding note backed by Nordstrom private label card receivables, but we reduced the capacity by $50.0 million to $150.0 million due to better pricing on the unsecured line of credit. This note is renewed annually and interest is paid based on the actual cost of commercial paper plus specified fees. We also pay a commitment fee for the note based on the amount of the commitment.

We did not make any borrowings under our unsecured line of credit or our variable funding note backed by Nordstrom private label card receivables during 2004.

We also have universal shelf registrations on file with the Securities and Exchange Commission that permit us to offer an additional $450 million of securities to the public. These registration statements allow us to issue various types of securities, including debt, common stock, warrants to purchase common stock, warrants to purchase debt securities and warrants to purchase or sell foreign currency.

Debt Ratings

The following table shows our credit ratings at the date of this report.

Standard
Credit Ratings	Moody’s	and Poor’s

Senior unsecured debt	Baa1	A-
Commercial paper	P-2	A-2
Outlook	Stable	Stable

These ratings could change depending on our performance and other factors. Our outstanding debt is not subject to termination or interest rate adjustments based on changes in our credit ratings.

Contractual Obligations (in millions)

The following table summarizes our contractual obligations and the expected effect on our liquidity and cash flows. We expect to fund these commitments primarily with operating cash flows generated in the normal course of business and credit available to us under existing and potential future facilities.

		Less			More
		than	1-3	3-5	than 5
Fiscal Year	Total	1 year	years	years	years

Long-term debt	$1,227.5	$100.1	$507.3	$258.0	$362.1
Capital lease obligations	17.8	2.3	3.9	3.3	8.3
Operating leases	699.8	72.5	138.5	128.5	360.3
Purchase obligations	1,007.5	932.9	65.2	9.4	—
Other long-term liabilities	153.2	—	55.4	20.4	77.4

Total	$3,105.8	$1,107.8	$770.3	$419.6	$808.1

management’s discussion and analysis

Long-term debt includes financing related to the $200.0 million off-balance sheet receivable backed securities due in April 2007. In addition to the required debt repayments disclosed above, we estimate total interest payments of approximately $628.5 million as of January 29, 2005, being paid over the remaining life of the debt. Purchase obligations primarily consist of purchase orders for unreceived goods or services and capital expenditure commitments.

This table excludes the short-term liabilities, other than the current portion of long-term debt, disclosed on our balance sheets as the amounts recorded for these items will be paid in the next year.

Other long-term liabilities consist of workers’ compensation and general liability insurance reserves and postretirement benefits. The repayment amounts presented above were determined based on historical payment trends. Other long-term liabilities not requiring cash payments, such as deferred property and lease credits, were excluded from the table above.

Dividends

In 2004, we paid dividends of $0.48 per share, our eighth consecutive annual dividend increase. We paid dividends of $0.41 and $0.38 per share in fiscal 2003 and 2002.

Liquidity

We maintain a level of liquidity to allow us to cover our seasonal cash needs and to minimize our need for short-term borrowings. We believe that our operating cash flows, existing cash and available credit facilities are sufficient to finance our cash requirements for the next 12 months. We plan to pay the remaining $96.0 million of our 6.7% medium-term notes due in July 2005 with existing cash and cash from operations.

Over the long term, we manage our cash and capital structure to maximize shareholder return, strengthen our financial position and maintain flexibility for future strategic initiatives. We continuously assess our debt and leverage levels, capital expenditure requirements, principal debt payments, dividend payouts, potential share repurchases, and future investments or acquisitions. We believe our operating cash flows, existing cash and available credit facilities, as well as any potential future borrowing facilities will be sufficient to fund these scheduled future payments and potential long term initiatives.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. We regularly evaluate our estimates including those related to off-balance sheet financing, inventory valuation, sales return accruals, self-insurance liabilities, doubtful accounts, intangible assets, income taxes, post-retirement benefits, contingent liabilities and litigation. We base our estimates on historical experience and on other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. The following discussion highlights the policies we feel are critical.

Off-Balance Sheet Financing

Our co-branded Nordstrom VISA credit card receivables are transferred to a third-party trust on a daily basis. The balance of the receivables transferred to the trust fluctuates as new receivables are generated and old receivables are retired (through payments received, charge-offs, or credits from merchandise returns). The trust issues securities that are backed by the receivables. Certain of these securities or “beneficial interests” are sold to third-party investors and those remaining securities are issued to us.

We recognize gains or losses on the sale of the co-branded Nordstrom VISA receivables to the trust based on the difference between the face value of the receivables sold and the estimated fair value of the assets created in the securitization process. The fair value of the assets is calculated as the present value of their expected cash flows. The internal rate of returns used to calculate fair value represent the volatility and risk of the assets. Assumptions and judgments are made to estimate the fair value of our investment in asset backed securities. We have no other off-balance sheet transactions.

Inventory

Our inventory is stated at the lower of cost or market using the retail inventory method (first-in, first-out basis). Under the retail method, inventory is valued by applying a cost-to-retail ratio to the ending inventory’s retail value. As our inventory retail value is adjusted regularly to reflect market conditions, our inventory is valued at the lower of cost or market. Factors considered in determining markdowns include current and anticipated demand, customer preferences, age of the merchandise and fashion trends.

We also reserve for obsolescence based on historical trends and specific identification. Shrinkage is estimated as a percentage of sales for the period from the most recent semi-annual inventory count based on historical shrinkage results.

Revenue Recognition

We recognize revenues net of estimated returns and we exclude sales taxes. Our retail stores record revenue at the point of sale. Our catalog and Internet sales include shipping revenue and are recorded when the merchandise is delivered to the customer. Our sales return liability is estimated based on historical return rates.

management’s discussion and analysis

Vendor Allowances

We receive allowances from merchandise vendors for purchase price adjustments, cooperative advertising programs, cosmetic selling expenses and vendor sponsored contests. Purchase price adjustments are recorded as a reduction of cost of sales after an agreement with the vendor is executed and the related merchandise has been sold. Allowances for cooperative advertising programs and vendor sponsored contests are recorded in cost of sales and selling, general and administrative expenses as a reduction to the related cost when incurred. Allowances for cosmetic selling expenses are recorded in selling, general and administrative expenses as a reduction to the related cost when incurred. Any allowances in excess of actual costs incurred that are recorded in selling, general and administrative expenses are recorded as a reduction to cost of sales.

Self Insurance

We are self insured for certain losses related to health and welfare, workers’ compensation and general liability. We record estimates of the total cost of claims incurred as of the balance sheet date. These estimates are based on internal analysis of historical data and validated by independent actuarial estimates.

Allowance For Doubtful Accounts

Our allowance for doubtful accounts represents our best estimate of the losses inherent in our private label credit card receivable as of the balance sheet date. We evaluate the collectibility of our accounts receivable based on several factors, including historical trends of aging of accounts, write-off experience and expectations of future performance. We recognize finance charges on delinquent accounts until the account is written off. Delinquent accounts are written off when they are determined to be uncollectible, usually after the passage of 151 days without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of customer bankruptcy or other circumstances that make further collection unlikely. Our write-off experience and aging trends have been consistent over the last two years.

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

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS 151 amends ARB No. 43, Chapter 4, “Inventory Pricing” to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material should be recognized as current period charges. In addition, this statement requires that fixed overhead production be allocated to the costs of conversion based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and should be applied prospectively. We do not believe the adoption of SFAS 151 will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” SFAS 123R requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award. We have not yet quantified the effects of the adoption of SFAS 123R, but it is expected that the new standard will result in significant stock-based compensation expense. SFAS 123R will be effective for our third fiscal quarter beginning July 31, 2005.

Cautionary Statement

The preceding disclosures included forward-looking statements regarding our performance, liquidity, capital expenditures and adequacy of capital resources. These statements are based on our current assumptions and expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements are qualified by the risks and challenges posed by our ability to predict fashion trends, consumer apparel buying patterns, our ability to control costs, weather conditions, hazards of nature, trends in personal bankruptcies and bad debt write-offs, changes in interest rates, employee relations, our ability to continue our expansion plans, potential opportunities that may be related to the current changes in our industry, changes in governmental or regulatory requirements, and the impact of economic and competitive market forces, including the impact of terrorist activity or the impact of a war on us, our customers and the retail industry. As a result, while we believe there is a reasonable basis for the forward-looking statements, you should not place undue reliance on those statements. We undertake no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances. This discussion and analysis should be read in conjunction with the consolidated financial statements and the eleven-year statistical summary.

management reports

MANAGEMENT RESPONSIBILITY FOR FINANCIAL INFORMATION

We are responsible for the preparation, integrity and fair presentation of our financial statements and the other information that appears in the annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include estimates based on our best judgment.

We maintain a comprehensive system of internal controls and procedures designed to provide reasonable assurance, at an appropriate cost-benefit relationship, that our financial information is accurate and reliable, our assets are safeguarded and our transactions are executed in accordance with established procedures.

Deloitte and Touche LLP, an independent registered public accounting firm, is retained to audit Nordstrom’s consolidated financial statements and management’s assessment of the effectiveness of the company’s internal control over financial reporting. Its accompanying reports are based on audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

The Audit Committee, which is comprised of six independent directors, meets regularly with our management, our internal auditors and the independent registered public accounting firm to ensure that each is properly fulfilling its responsibilities. The Committee oversees our systems of internal control, accounting practices, financial reporting and audits to ensure their quality, integrity and objectivity are sufficient to protect shareholders’ investments.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities and Exchange Act of 1934 rules. Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control — Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company’s internal control over financial reporting was effective as of January 29, 2005.

Management’s assessment of the effectiveness of our internal control over financial reporting as of January 29, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Michael G. Koppel
Executive Vice President and Chief Financial Officer

Blake W. Nordstrom
President

auditors’ report on internal control over financial reporting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nordstrom, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report, that Nordstrom, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of January 29, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 29, 2005 of the Company and our report dated April 7, 2005, expresses a unqualified opinion on those financial statements.

Deloitte & Touche LLP
Seattle, Washington
April 7, 2005

auditors’ report on consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Nordstrom, Inc.

We have audited the accompanying consolidated balance sheets of Nordstrom, Inc. and subsidiaries (the “Company”) as of January 29, 2005 and January 31, 2004, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended January 29, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Nordstrom, Inc. and subsidiaries as of January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2005, in conformity with accounting principles generally accepted in the United States of America.

The Company changed its method of accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, for the year ended January 31, 2003, as discussed in Note 2 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of January 29, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 7, 2005 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Seattle, Washington
April 7, 2005

consolidated statements of earnings

Consolidated Statements of Earnings
Amounts in thousands except per share amounts

Fiscal year	2004	2003	2002

Net sales	$7,131,388	$6,448,678	$5,944,656
Cost of sales and related buying and occupancy costs	(4,559,388)	(4,215,546)	(3,970,022)

Gross profit	2,572,000	2,233,132	1,974,634
Selling, general and administrative expenses	(2,020,233)	(1,899,129)	(1,783,210)

Operating income	551,767	334,003	191,424
Interest expense, net	(77,428)	(90,952)	(81,921)
Minority interest purchase and reintegration costs	—	—	(53,168)
Other income including finance charges, net	172,942	155,090	139,289

Earnings before income taxes and cumulative effect of accounting change	647,281	398,141	195,624
Income tax expense	(253,831)	(155,300)	(92,041)

Earnings before cumulative effect of accounting change	393,450	242,841	103,583
Cumulative effect of accounting change (net of tax of $8,541)	—	—	(13,359)

Net earnings	$393,450	$242,841	$90,224

Basic earnings per share	$2.82	$1.78	$0.67

Diluted earnings per share	$2.77	$1.76	$0.66

Basic shares	139,497	136,329	135,107

Diluted shares	142,267	137,739	135,724

Cash dividends paid per share of common stock outstanding	$0.48	$0.41	$0.38

Consolidated Statements of Earnings (% of sales)

Fiscal year	2004	2003	2002

Net sales	100.0%	100.0%	100.0%
Cost of sales and related buying and occupancy costs	(63.9)	(65.4)	(66.8)

Gross profit	36.1	34.6	33.2
Selling, general and administrative expenses	(28.3)	(29.4)	(30.0)

Operating income	7.8	5.2	3.2
Interest expense, net	(1.1)	(1.4)	(1.4)
Minority interest purchase and reintegration costs	—	—	(0.9)
Other income including finance charges, net	2.4	2.4	2.4

Earnings before income taxes and cumulative effect of accounting change	9.1	6.2	3.3
Income tax expense	(3.6)	(2.4)	(1.6)

Earnings before cumulative effect of accounting change	5.5	3.8	1.7
Cumulative effect of accounting change	—	—	(0.2)

Net earnings	5.5%	3.8%	1.5%

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

consolidated balance sheets

Amounts in thousands

	January 29, 2005	January 31, 2004

Assets
Current assets:
Cash and cash equivalents	$360,623	$340,281
Short-term investments	41,825	176,000
Accounts receivable, net	645,663	666,811
Investment in asset backed securities	422,416	272,294
Merchandise inventories	917,182	901,623
Current deferred tax assets	131,547	121,681
Prepaid expenses and other	53,188	46,153

Total current assets	2,572,444	2,524,843
Land, buildings and equipment, net	1,780,366	1,807,778
Goodwill, net	51,714	51,714
Tradename, net	84,000	84,000
Other assets	116,866	100,898

Total assets	$4,605,390	$4,569,233

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$482,394	$458,809
Accrued salaries, wages and related benefits	287,904	276,007
Other current liabilities	354,201	314,753
Income taxes payable	115,556	66,157
Current portion of long-term debt	101,097	6,833

Total current liabilities	1,341,152	1,122,559
Long-term debt, net	929,010	1,227,410
Deferred property incentives, net	367,087	407,856
Other liabilities	179,147	177,399
Shareholders’ equity:
Common stock, no par value: 500,000 shares authorized; 135,665 and 138,377 shares issued and outstanding	552,655	424,645
Unearned stock compensation	(299)	(597)
Retained earnings	1,227,303	1,201,093
Accumulated other comprehensive earnings	9,335	8,868

Total shareholders’ equity	1,788,994	1,634,009

Total liabilities and shareholders’ equity	$4,605,390	$4,569,233

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

consolidated statements of shareholders’ equity

					Accumulated
			Unearned		Other
	Common Stock		Stock	Retained	Comprehensive
Amounts in thousands except per share amounts	Shares	Amount	Compensation	Earnings	Earnings	Total

Balance at January 31, 2002	134,469	$341,316	$(2,680)	$975,203	$2,406	$1,316,245
Net earnings	—	—	—	90,224	—	90,224
Other comprehensive earnings:
Foreign currency translation adjustment	—	—	—	—	7,755	7,755
SERP adjustment, net of tax of $4,163	—	—	—	—	(6,511)	(6,511)
Securitization fair value adjustment, net of tax of $607	—	—	—	—	(950)	(950)

Comprehensive net earnings	—	—	—	—	—	90,518
Cash dividends paid ($0.38 per share)	—	—	—	(51,322)	—	(51,322)
Issuance of common stock for:
Stock option plans	350	7,959	—	—	—	7,959
Employee stock purchase plan	596	8,062	—	—	—	8,062
Stock compensation	29	732	670	—	—	1,402

Balance at January 31, 2003	135,444	358,069	(2,010)	1,014,105	2,700	1,372,864
Net earnings	—	—	—	242,841	—	242,841
Other comprehensive earnings:
Foreign currency translation adjustment	—	—	—	—	7,379	7,379
SERP adjustment, net of tax of $3,304	—	—	—	—	(5,168)	(5,168)
Securitization fair value adjustment, net of tax of $(2,530)	—	—	—	—	3,957	3,957

Comprehensive net earnings	—	—	—	—	—	249,009
Cash dividends paid ($0.41 per share)	—	—	—	(55,853)	—	(55,853)
Issuance of common stock for:
Stock option plans	2,260	57,981	—	—	—	57,981
Employee stock purchase plan	648	9,677	—	—	—	9,677
Stock compensation	25	(1,082)	1,413	—	—	331

Balance at January 31, 2004	138,377	424,645	(597)	1,201,093	8,868	1,634,009
Net earnings	—	—	—	393,450	—	393,450
Other comprehensive earnings:
Foreign currency translation adjustment	—	—	—	—	493	493
SERP adjustment, net of tax of $76	—	—	—	—	(119)	(119)
Securitization fair value adjustment, net of tax of $(59)	—	—	—	—	93	93

Comprehensive net earnings	—	—	—	—	—	393,917
Cash dividends paid ($0.48 per share)	—	—	—	(67,240)	—	(67,240)
Issuance of common stock for:
Stock option plans	3,618	111,315	—	—	—	111,315
Employee stock purchase plan	489	14,081	—	—	—	14,081
Stock compensation	89	2,614	298	—	—	2,912
Repurchase of common stock	(6,908)	—	—	(300,000)	—	(300,000)

Balance at January 29, 2005	135,665	$552,655	$(299)	$1,227,303	$9,335	$1,788,994

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

consolidated statements of cash flows

Amounts in thousands
Fiscal year	2004	2003	2002

Operating Activities
Net earnings	$393,450	$242,841	$90,224
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation and amortization of buildings and equipment	264,769	250,683	233,931
Amortization of deferred property incentives and other, net	(31,378)	(27,712)	(22,179)
Stock-based compensation expense	8,051	17,894	1,130
Deferred income taxes, net	(8,040)	(1)	(11,030)
Tax benefit of stock option exercises and employee stock purchases	25,442	10,199	1,358
Cumulative effect of accounting change, net of tax	—	—	13,359
Impairment of IT investment	—	—	15,570
Minority interest purchase expense	—	—	40,389
Provision for bad debt expense	24,639	27,975	29,080
Change in operating assets and liabilities:
Accounts receivable, net	(2,950)	(30,677)	(24,227)
Investment in asset backed securities	(149,970)	(141,264)	(67,561)
Merchandise inventories	(11,771)	28,213	(117,379)
Prepaid expenses	(3,163)	86	521
Other assets	(8,143)	(10,109)	3,378
Accounts payable	23,930	75,736	6,103
Accrued salaries, wages and related benefits	15,055	42,885	18,629
Other current liabilities	58,471	38,970	24,740
Income taxes payable	(18,999)	21,319	54,993
Property incentives	19,837	46,007	85,258
Other liabilities	7,116	6,237	14,227

Net cash from operating activities	606,346	599,282	390,514

Investing Activities
Capital expenditures	(246,851)	(258,314)	(328,166)
Proceeds from sale of assets	5,473	—	32,415
Minority interest purchase	—	—	(70,000)
Sales of short-term investments	3,366,425	2,090,175	937,521
Purchases of short-term investments	(3,232,250)	(2,144,909)	(1,058,787)
Other, net	(2,830)	3,451	(2,133)

Net cash used in investing activities	(110,033)	(309,597)	(489,150)

Financing Activities
Principal payments on long-term debt	(205,252)	(111,436)	(88,981)
(Decrease) increase in cash book overdrafts	(2,680)	33,832	(11,908)
Proceeds from exercise of stock options	87,061	48,598	6,601
Proceeds from employee stock purchase plan	12,892	8,861	8,062
Cash dividends paid	(67,240)	(55,853)	(51,322)
Repurchase of common stock	(300,000)	—	—
Other, net	(752)	2,341	6,596

Net cash used in financing activities	(475,971)	(73,657)	(130,952)

Net increase (decrease) in cash and cash equivalents	20,342	216,028	(229,588)
Cash and cash equivalents at beginning of year	340,281	124,253	353,841

Cash and cash equivalents at end of year	$360,623	$340,281	$124,253

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

notes to consolidated financial statements

Amounts in thousands except per share amounts

Note 1: Nature of Operations and Summary of Significant Accounting Policies

The Company: We are one of the nation’s leading fashion specialty retailers, with 151 US stores located in 27 states. Founded in 1901 as a shoe store in Seattle, today we operate 95 Full-Line Nordstrom stores, 49 discount Nordstrom Racks, five Façonnable boutiques, one free-standing shoe store, and one clearance store. We also operate 31 international Façonnable boutiques in Europe. Additionally, we serve our customers through Nordstrom Direct (on the web at www.nordstrom.com and through our direct mail catalogs).

Our Credit Operations offer a Nordstrom private label card and a co-branded Nordstrom VISA credit card, which generate earnings through finance charges and securitization-related gains.

Our operations also include a product development group, which coordinates the design and production of private label merchandise sold in our retail stores.

Change in Fiscal Year: On February 1, 2003, our fiscal year end changed from January 31st to the Saturday closest to January 31st. Our new fiscal year consists of four, 13 week quarters, with an extra week added onto the fourth quarter every five to six years. A one-day transition period is included in our first quarter 2003 results. All references to 2004 and 2003 relate to the fifty-two weeks ending January 29, 2005 and January 31, 2004, respectively. References to 2002 relate to the year ending January 31, 2003.

Principles of Consolidation: The consolidated financial statements include the balances of Nordstrom, Inc. and its wholly-owned subsidiaries and investees controlled by the company for the entire fiscal year. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates: We make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications: Certain prior year financial statement amounts have been reclassified to conform with our current year presentation.

Revenue Recognition: We record revenues net of estimated returns and excluding sales taxes. Our retail stores record revenue at the point of sale. Our catalog and Internet sales include shipping revenue and are recorded upon delivery to the customer. Our sales returns are based upon historical return rates. Our sales return reserves were $49,745 and $39,841 at the end of 2004 and 2003.

Buying and Occupancy Costs: Buying costs consist primarily of salaries and costs incurred by our merchandise and private label product development groups. Occupancy costs include rent, depreciation, property taxes and operating costs of our retail and distribution facilities.

Shipping and Handling Costs: Our shipping and handling costs include payments to third-party shippers and costs to hold, move and prepare merchandise for shipment. Shipping and handling costs of $75,421 $67,583 and $54,961 in 2004, 2003, and 2002 were included in selling, general and administrative expenses.

Advertising: Production costs for newspaper, radio and other media are expensed the first time the advertisement is run. Our direct response catalog advertising production costs are expensed over the estimated revenue stream, not to exceed six months. Total advertising expenses, net of vendor allowances, were $123,974, $117,411, and $112,618 in 2004, 2003, and 2002.

Store Preopening Costs: Store preopening and opening costs are expensed as they occur.

Other Income Including Finance Charges, Net: This consists primarily of income from finance charges and late fees generated by our Nordstrom private label cards and earnings from our investment in asset backed securities and securitization gains, which are both generated from the co-branded Nordstrom VISA credit card program.

Stock Compensation: We apply APB No. 25, “Accounting for Stock Issued to Employees,” in measuring compensation costs under our stock-based compensation programs. Stock options are issued at the fair market value of the stock at the date of grant. Accordingly, we recognized no compensation expense for the issuance of our stock options.

notes to consolidated financial statements

The following table illustrates the effect on net earnings and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Fiscal year	2004	2003	2002

Net earnings, as reported	$393,450	$242,841	$90,224
Add: stock-based compensation expense included in reported net earnings, net of tax	4,894	9,898	2,240
Deduct: stock-based compensation expense determined under fair value, net of tax	(25,001)	(30,154)	(22,834)

Pro forma net earnings	$373,343	$222,585	$69,630

Earnings per share:
Basic-as reported	$2.82	$1.78	$0.67
Diluted-as reported	$2.77	$1.76	$0.66
Basic-pro forma	$2.68	$1.63	$0.52
Diluted-pro forma	$2.62	$1.62	$0.51

Cash Equivalents: Cash equivalents are short-term investments with a maturity of three months or less from the date of purchase.

As of the end of 2004 and 2003, we have restricted cash of $6,886 and $7,140 included in other long term assets. The restricted cash is held in a trust for use by our Supplemental Executive Retirement Plan and Deferred Compensation Plans.

Cash Management: Our cash management system provides for the reimbursement of all major bank disbursement accounts on a daily basis. Accounts payable at the end of 2004 and 2003 includes $86,725 and $89,404 of checks not yet presented for payment drawn in excess of our bank deposit balances.

Short-term Investments: Short-term investments consist of auction rate securities classified as available-for-sale. Auction rate securities are high-quality variable rate bonds whose interest rate is periodically reset, typically every 7, 28, or 35 days. However, the underlying security can have a duration from 15 to 30 years. Our auction rate securities are stated at cost, which approximates fair value, and therefore there were no unrealized gains or losses related to these securities included in accumulated other comprehensive earnings. The cost of securities sold was based on the specific identification method.

Securitization of Accounts Receivable: We offer Nordstrom private label cards and co-branded Nordstrom VISA credit cards to our customers. Substantially all of the receivables related to both credit cards are securitized. Under our credit card securitizations, the receivables are transferred to third-party trusts on a daily basis. The balance of the receivables transferred to the trusts fluctuates as new receivables are generated and old receivables are retired (through payments received, charge-offs, or credits from merchandise returns). The trusts issue securities that are backed by the receivables. Certain of these securities or “beneficial interests” are sold to third-party investors and the remaining securities are issued to us.

Under the terms of the trust agreements, we may be required to fund certain amounts upon the occurrence of specific events. Both of our credit card securitization agreements set a maximum percentage of receivables that can be associated with various receivable categories, such as employee or foreign receivables. As of January 29, 2005, these maximums were exceeded by $166. It is possible that we may be required to repurchase these receivables. Aside from these instances, we do not believe any additional funding will be required.

The private label securitizations are accounted for as a secured borrowing (on-balance sheet) while the VISA securitization qualifies for sale treatment (off-balance sheet).

NORDSTROM PRIVATE LABEL RECEIVABLES (ON-BALANCE SHEET)

We transfer these receivables to a third-party trust (“Private Label Trust”) that issues two Nordstrom private label receivable backed securitizations:

•In November 2001, the Private Label Trust issued $300,000 of Class A notes to third party investors (“Private Label Securitization”). The Class A notes bear a fixed coupon rate of 4.82% and mature in October 2006. The Class A notes are included in long-term debt and the Nordstrom private label card receivables, which serve as collateral for the debt, are included in accounts receivable, net.

•In December 2001, a variable funding note was established that is also collateralized by the Nordstrom private label receivables (“Private Label VFN”). The Private Label VFN was initially established with a facility limit of $200,000 with an annual renewal subject to agreement by all parties. In May 2004, we renewed the Private Label VFN and reduced the capacity by $50,000 to $150,000. Interest on the Private Label VFN varies based on the actual cost of commercial paper plus specified fees. We also pay a commitment fee for the Private Label VFN based on the amount of the commitment. No borrowings were made under the Private Label VFN in 2004 or 2003.

Total principal receivables of the securitized private label portfolio at the end of 2004 and 2003 were approximately $566,967 and $584,828, and receivables more than 30 days past due were approximately $13,099 and $14,910. Net charged off receivables for 2004, 2003 and 2002 were $25,370, $28,703, and $29,555.

notes to consolidated financial statements

CO-BRANDED NORDSTROM VISA RECEIVABLES (OFF-BALANCE SHEET)

In order to enhance our cost-effective capital sources, we have in place a securitized asset structure. This allows us to reduce our investment in the co-branded Nordstrom VISA credit card receivables, so we can deploy our capital resources to greater-value opportunities.

We transfer our co-branded Nordstrom VISA credit card receivables to a third-party trust (“VISA Trust”) that issues VISA receivable backed securities. In May 2002, the VISA Trust issued $200,000 of certificated Class A and Class B notes to third-party investors (“2002 Class A & B Notes”) and a certificated, subordinate Class C note to us. The receivables transferred to the VISA Trust exceeded the face value of the issued notes. This excess created a certificated, non-subordinated asset called the Transferor’s Interest, which was also conveyed to us. In addition, we hold a non-certificated Interest Only Strip, which results when the estimated value of projected cash inflows related to the notes exceeds the projected cash outflows.

We do not record the $200,000 in debt related to the VISA securitization or the receivables transferred to the VISA Trust on our consolidated financial statements. However, we do hold the 2002 Class C note, the Transferor’s Interest and the Interest Only Strip. These amounts are included in the consolidated balance sheets as investment in asset backed securities and accounted for as investments in “available-for-sale” debt securities. As such, we record the investment in asset backed securities at its estimated fair value in our consolidated balance sheets.

We recognize gains or losses on the sale of the co-branded Nordstrom VISA receivables to the VISA Trust based on the difference between the face value of the receivables sold and the estimated fair value of the assets created in the securitization process. The receivables sold to the VISA Trust are then allocated between the various interests in the VISA Trust based on those interests’ relative fair market values. The fair values of the assets are calculated as the present value of their expected future cash flows. The unrealized gains and losses, as well as any adjustments to fair value of the investment in asset backed securities, are recorded as a component of accumulated other comprehensive earnings.

In addition, we record interest income related to the investment in asset backed securities based upon their carrying value and their internal rate of returns.

The gain on sales of receivables and the interest income earned on the beneficial interests are included in other income including finance charges, net in our consolidated statements of earnings.

Accounts Receivable: Accounts receivable consist primarily of our Nordstrom private label receivables that serve as collateral for our Private Label Securitization. We record the face value of the principal, plus any assessed finance charges, late fees, or cash advance fees. We recognize these charges and fees when earned and accrue for any earned but not yet billed charges and fees.

We report accounts receivable net of an allowance for doubtful accounts. Our allowance for doubtful accounts represents our best estimate of the losses inherent in our customer accounts receivable based on several factors, including historical trends of aging of accounts, write-off experience and expectations of future performance.

We recognize finance charges on delinquent accounts until the account is written off or when an account is placed into a debt management program. Payments received for these accounts are recorded in the same manner as other accounts. Our approach for resuming accrual of interest on these accounts is made on an account by account basis.

Delinquent accounts are written off when they are determined to be uncollectible, usually after the passage of 151 days without receiving a full scheduled monthly payment. Accounts are written off sooner in the event of customer bankruptcy or other circumstances making further collection unlikely.

Merchandise Inventories: Merchandise inventories are valued at the lower of cost or market, using the retail method (first-in, first-out basis).

Land, Buildings and Equipment: Depreciation is computed using a combination of accelerated and straight-line methods.

Estimated useful lives by major asset category are as follows:

Asset	Life (in years)

Buildings and improvements	5-40
Store fixtures and equipment	3-15
Leasehold improvements	Shorter of life of lease or asset life
Software	3-7

Asset Impairment: We review our intangibles and other long-lived assets annually for impairment or when circumstances indicate the carrying value of these assets may not be recoverable. The goodwill and tradename associated with our Façonnable business are our largest impairment risk. See Note 2 for our impairment evaluation of goodwill and intangible assets.

notes to consolidated financial statements

Leases: We recognize lease expense on a straight-line basis over the initial lease term. In 2004, we corrected our lease accounting policy to recognize lease expense, net of landlord reimbursements, from the time that we control the leased property. In the past, we recorded net rent expense once lease payments or retail operations started. We recorded a charge of $7,753 ($4,729 net of tax) in the fourth quarter of 2004 to correct this accounting policy. The impact of this change was immaterial to prior periods.

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

We receive incentives to construct stores in certain developments. These incentives are recorded as a deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term as described above. At the end of 2004 and 2003, this deferred credit balance was $392,807 and $407,856. We also receive incentives based on a percentage of a store’s net sales and recognize these amounts in the year that they are earned as a reduction to rent expense.

Foreign Currency Translation: The assets and liabilities of our foreign subsidiaries have been translated to U.S. dollars using the exchange rates effective on the balance sheet date, while income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustments are recorded in accumulated other comprehensive earnings.

Income Taxes: We use the asset and liability method of accounting for income taxes. Using this method, deferred tax assets and liabilities are recorded based on differences between financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are calculated using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. We establish valuation allowances for tax benefits when we believe it is not likely that the related expense will be deductible for tax purposes.

Other current liabilities: The following table shows the components of other current liabilities:

Fiscal Year	2004	2003

Gift cards	$133,532	$109,324
Other	220,669	205,429

Total other current liabilities	$354,201	$314,753

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

Vendor Allowances: We receive allowances from merchandise vendors for purchase price adjustments, cooperative advertising programs, cosmetic selling expenses, and vendor sponsored contests. Purchase price adjustments are recorded as a reduction of cost of sales at the point they have been earned and the related merchandise has been sold. Allowances for cooperative advertising programs and vendor sponsored contests are recorded in cost of sales and selling, general and administrative expenses as a reduction to the related cost when incurred. Allowances for cosmetic selling expenses are recorded in selling, general and administrative expenses as a reduction to the related cost when incurred. Any allowances in excess of actual costs incurred that are recorded in selling, general and administrative expense are recorded as a reduction to cost of sales. The following table shows vendor allowances earned during the year:

Fiscal Year	2004	2003	2002

Purchase price adjustments	$47,707	$49,312	$42,777
Cosmetic selling expenses	96,936	88,518	79,794
Cooperative advertising	57,786	44,939	41,309
Vendor sponsored contests	3,975	4,180	3,734

Total vendor allowances	$206,404	$186,949	$167,614

notes to consolidated financial statements

Allowances were recorded in our consolidated statement of earnings as follows:

Fiscal Year	2004	2003	2002

Cost of sales	$106,902	$55,161	$44,379
Selling, general and administrative expense	99,502	131,788	123,235

Total vendor allowances	$206,404	$186,949	$167,614

Fair Value of Financial Instruments: The carrying amounts of cash equivalents and short term-investments approximate fair value. See Note 11 for the fair values of our long-term debt, including current maturities and interest rate swap agreements.

Derivatives Policy: We use derivative financial instruments to manage our interest rate and foreign currency exchange risks. Our derivative financial instruments for our interest rate lock and our foreign currencies are not material to our financial condition or results of operations and we have no material off-balance sheet credit risk. See Note 11 for a further description of our interest rate swaps.

Recent Accounting Pronouncements: In November 2004, the FASB issued SFAS No. 151, “Inventory Costs an amendment of ARB No. 43, Chapter 4.” SFAS No. 151 amends ARB No. 43, Chapter 4, “Inventory Pricing” to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material should be recognized as current period charges. In addition, this statement requires that fixed overhead production costs be allocated to conversion costs based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and should be applied prospectively. We do not believe the adoption of SFAS No. 151 will have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment.” SFAS No. 123R requires us to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award. We have not yet quantified the effects of the adoption of SFAS No. 123R, but it is expected that the new standard will result in significant stock-based compensation expense. SFAS No. 123R will be effective for our third fiscal quarter beginning July 31, 2005.

Note 2: Cumulative Effect of Accounting Change

In 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which revised the accounting and reporting requirements for goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangible assets having indefinite lives are no longer amortized but are subject to annual impairment tests. Our intangible assets were determined to be either goodwill or indefinite lived tradename.

We have three reporting units that we evaluate. At the beginning of 2002, we had $133,436 of intangibles associated with our Faconnable Business Unit, which is one level below our reportable Retail Stores segment. The purchase of the minority interest of Nordstrom.com LLC in the first quarter of 2002 resulted in additional goodwill of $24,178, of which $8,462 was allocated to the Retail Stores reporting unit and $15,716 to the Catalog/Internet reporting unit.

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

The following table shows the actual results of operations as well as pro-forma results adjusted to exclude the cumulative effect of the accounting change in 2002. There was no impact to 2004 or 2003.

Fiscal year 2002	Net earnings	Earnings per share
		Basic	Diluted
Reported net earnings	$90,224	$0.67	$0.66
Cumulative effect of accounting change, net of tax	13,359	0.10	0.10

Adjusted net earnings	$103,583	$0.77	$0.76

notes to consolidated financial statements

Note 3: Employee Benefits

We provide a 401(k) and profit sharing plan for our employees. The Board of Directors establishes our profit sharing contribution each year. The 401(k) component is funded by voluntary employee contributions. In addition, we provide matching contributions up to a fixed percentage of employee contributions. Our expense related to the profit sharing component and matching contributions to the 401(k) component totaled $54,186, $51,720, and $33,668 in 2004, 2003,and 2002.

Note 4: Postretirement Benefits

We have an unfunded Supplemental Executive Retirement Plan (“SERP”), which provides retirement benefits to certain officers and select employees.

The following table provides a reconciliation of benefit obligations and funded status of the SERP:

	Jan. 29,	Jan. 31,
	2005	2004

Change in benefit obligation:
Accumulated benefit obligation at beginning of year	$59,613	$47,573
Service cost	1,489	819
Interest cost	3,965	3,420
Amortization of net loss	1,543	751
Amortization of prior service cost	962	693
Change in additional minimum liability	(766)	9,046
Distributions	(2,856)	(2,689)

Accumulated benefit obligation at end of year	$63,950	$59,613

Funded status of plan:
Underfunded status	$(69,598)	$(64,870)
Unrecognized prior service cost	5,266	6,228
Unrecognized loss	24,989	24,403

Accrued pension cost	(39,343)	(34,239)
Additional minimum liability	(24,607)	(25,374)

Total SERP liability	$(63,950)	$(59,613)

Other balance sheet amounts:
Intangible asset included in other assets	$5,266	$6,228
Accumulated other comprehensive loss, net of tax	11,798	11,679

The components of SERP expense and a summary of significant assumptions are as follows:

Fiscal year	2004	2003	2002

Service cost	$1,489	$819	$1,447
Interest cost	3,965	3,420	3,537
Amortization of net loss	1,543	751	1,613
Amortization of prior service cost	962	693	1,004
Amortization of transition obligation	—	—	324

Total expense	$7,959	$5,683	$7,925

Assumption percentages:
Discount rate	6.25%	6.25%	7.00%
Rate of compensation increase	4.00%	4.00%	4.00%
Measurement date	10/31/04	10/31/03	10/31/02

The expected future benefit payments based upon the same assumptions as of January 29, 2005 and including benefits attributable for future employee service for the following periods are as follows:

Fiscal year

2005	$3,471
2006	3,497
2007	3,591
2008	3,589
2009	3,641
2010-2014	22,733

Note 5: Interest Expense, Net

The components of interest expense, net are as follows:

Fiscal Year	2004	2003	2002

Short-term debt	$725	$652	$677
Long-term debt	87,793	99,866	89,850

Total interest expense	88,518	100,518	90,527
Less:
Interest income	(7,929)	(5,981)	(4,254)
Capitalized interest	(3,161)	(3,585)	(4,352)

Interest expense, net	$77,428	$90,952	$81,921

Interest income is recorded in our Corporate and Other segment as an offset to interest expense, net.

notes to consolidated financial statements

Note 6: Income Taxes

Income tax expense consists of the following:

Fiscal Year	2004	2003	2002

Current income taxes:
Federal	$282,430	$118,559	$76,901
State and local	45,091	15,516	10,633

Total current income tax expense	327,521	134,075	87,534
Deferred income taxes:
Current	(15,259)	(7,904)	(4,225)
Non-current	(58,431)	29,129	8,732

Total deferred income tax (benefit) expense	(73,690)	21,225	4,507

Total income tax expense before cumulative effect of accounting change	253,831	155,300	92,041

Deferred income taxes on cumulative effect of accounting change	—	—	(8,541)

Total income tax expense	$253,831	$155,300	$83,500

A reconciliation of the statutory Federal income tax rate to the effective tax rate on earnings before the cumulative effect of accounting change is as follows:

Fiscal Year	2004	2003	2002

Statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of Federal income taxes	3.5	3.1	3.8
Change in valuation allowance	0.3	—	8.5
Other, net	0.4	0.9	(0.2)

Effective tax rate	39.2%	39.0%	47.1%

Our effective tax rate in 2002 was unusually high, due to non-deductible losses we incurred in connection with our purchase of the Nordstrom.com minority interest.

Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and amounts used for tax purposes. The major components of deferred tax assets and liabilities are as follows:

	January 29,	January 31,
	2005	2004

Accrued expenses	$56,135	$41,096
Compensation and benefits accruals	57,947	55,013
Bad debts	6,309	6,799
Gift cards and gift certificates	12,743	2,172
Merchandise certificates	3,461	3,721
Merchandise inventories	20,933	24,630
Capital loss carryforwards	6,286	6,286
Other	1,654	9,722

Total deferred tax assets	165,468	149,439
Land, buildings and equipment basis and depreciation differences	(13,294)	(78,558)
Employee benefits	—	—
Other	(11,317)	(5,532)

Total deferred tax liabilities	(24,611)	(84,090)

Valuation allowance	(1,800)	—

Net deferred tax assets	$139,057	$65,349

As of January 29, 2005, capital loss carryforwards of $16,117 remain available to offset capital gain income through the end of 2005. We expect to utilize most, but not all, of this capital loss carryforward in 2005. As a result, we established a valuation allowance in 2004 of $1,800 to offset the related deferred tax asset.

Note 7: Earnings Per Share

Basic earnings per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share uses the weighted average number of common shares outstanding during the year plus dilutive common stock equivalents, primarily stock options and performance share units.

Options with an exercise price greater than the average market price were not included in diluted earnings per share. These anti-dilutive options totaled 5,335 and 7,259 shares in 2003 and 2002. There were no anti-dilutive options in 2004.

Since the beginning of 2003, 5,878 shares have been issued upon the exercise of stock options; we repurchased 6,908 shares in 2004 to offset the impact of these share issuances and to return capital to our shareholders in an efficient manner.

notes to consolidated financial statements

Fiscal Year	2004	2003	2002

Net earnings	$393,450	$242,841	$90,224

Basic shares	136,497	136,329	135,107
Dilutive effect of stock options and performance share units	2,770	1,410	617

Diluted shares	142,267	137,739	135,724

Basic earnings per share	$2.82	$1.78	$0.67

Diluted earnings per share	$2.77	$1.76	$0.66

Note 8: Accounts Receivable

The components of accounts receivable are as follows:

	January 29,	January 31,
	2005	2004

Trade receivables:
Unrestricted	$31,400	$25,228
Restricted	568,062	589,992
Allowance for doubtful accounts	(19,065)	(20,320)

Trade receivables, net	580,397	594,900
Other	65,266	71,911

Accounts receivable, net	$645,663	$666,811

Our restricted trade receivables relate to our Nordstrom private label card and back the previously discussed $300,000 Class A notes and the $150,000 variable funding note renewed in May 2004. The unrestricted trade receivables consist primarily of our Faconnable trade receivables and Nordstrom private label receivables that are not eligible for securitization, such as foreign and employee receivables exceeding a contractual threshold.

Other accounts receivable consist primarily of credit card receivables due from third-party financial institutions and vendor rebates, which are believed to be fully realizable as they are collected soon after they are earned.

Note 9: Investment in Asset Backed Securities – Co-branded Nordstrom VISA Credit Card Receivables

The table below summarizes our co-branded Nordstrom VISA credit card activities and the estimated fair values of our investment in asset backed securities as well as the assumptions used.

In 2004, we revised the repayment period assumption in our valuation model that we use to determine the fair value of the VISA Trust. The 2004 repayment period assumption is based on historical payment, default and finance charge yield experience on a specific account basis. The prior repayment period assumption was based on our ongoing payment experience, which included payments by card holders who pay their account balance in full each month. While the assumptions used below are different in 2004, the impact of the assumption change was not significant and does not reflect a change in the underlying quality of the portfolio.

	January 29,	January 31,
	2005	2004

Total face value of co-branded Nordstrom VISA credit card principal receivables	$612,549	$465,198

Securities issued by the VISA Trust:
Off-balance sheet (sold to third parties):
2002 Class A & B Notes at par value	$200,000	$200,000
Amounts recorded on balance sheet:
Investment in asset backed securities at fair value	422,416	272,294

Expected assumptions used to estimate the fair value of the investment in asset backed securities:
Weighted average remaining life (in months)	8.1	2.5
Average credit losses	6.9%	5.5%
Average gross yield	15.8%	17.8%
Weighted average coupon on issued securities	3.8%	1.4%
Average payment rates	7.5%	23.4%
Internal rate of returns on investment in asset backed securities	9.4-16.5%	6.8-12.6%

The internal rate of returns represents the volatility and risk of the assets and is calculated using an established formula that considers both the current interest rate environment and credit spreads.

The following table illustrates the changes in the fair market value estimates of the investment in asset backed securities given independent changes in assumptions as of January 29, 2005:

	+10%	+20%	-10%	-20%

Gross yield	$5,394	$10,787	$(5,394)	$(10,787)
Interest expense on issued classes	(1,038)	(2,076)	1,038	2,076
Card holders payment rate	91	98	(214)	(606)
Charge offs	(2,463)	(4,898)	2,492	5,014
Internal rate of return	(1,003)	(1,990)	1,019	2,054

notes to consolidated financial statements

These sensitivities are hypothetical and should be used with caution. The effect of an adverse change in a particular assumption on the fair value of the investment in asset backed securities is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might alter the reported sensitivities.

The following table summarizes certain income, expenses and cash flows received from and paid to the VISA Trust:

Fiscal Year	2004	2003	2002

Principal collections reinvested in new receivables	$2,019,162	$1,332,790	$824,715
Gains on sales of receivables	8,876	4,920	8,290
Income earned on retained interests	46,645	31,926	10,786
Cash flows from retained assets:
Investment in asset backed securities	76,381	58,222	28,100
Servicing fees	10,698	7,631	5,407

Gross credit losses were $25,182, $22,393, and $18,580 for 2004, 2003 and 2002, and receivables past due for more than 30 days were $9,736 and $8,805 at the end of 2004 and 2003.

The following table illustrates default projections using net credit losses as a percentage of average outstanding receivables in comparison to actual performance:

Fiscal Year	2005	2004	2003

Original projection	4.43%	5.59%	6.16%
Actual	N/A	4.62%	5.57%

Our continued involvement in the securitization of co-branded Nordstrom VISA credit card receivables will include recording gains/losses on sales, recognizing income on investment in asset backed securities, holding subordinated, non-subordinated and residual interests in the trust, and servicing the portfolio.

Note 10: Land, Buildings and Equipment

Land, buildings and equipment consist of the following:

	January 29,	January 31,
	2005	2004

Land and land improvements	$64,037	$64,238
Buildings and improvements	818,733	838,521
Leasehold improvements	1,066,383	1,011,989
Store fixtures and equipment	1,817,294	1,728,421
Software	233,223	206,751
Construction in progress	91,303	79,016

	4,090,973	3,928,936
Less accumulated depreciation and amortization	(2,310,607)	(2,121,158)

Land, buildings and equipment, net	$1,780,366	$1,807,778

The total cost of buildings and equipment held under capital lease obligations was $20,035 at the end of 2004 and 2003, with related accumulated amortization of $15,259 and $14,021. The amortization of capitalized leased buildings and equipment was recorded in depreciation expense.

In 2002, we sold the Credit Operation’s office complex and subsequently leased it back. We received net proceeds of $20,000, and the related gain of $16,022 is being recognized as a reduction to rent expense evenly over the 15 year life of the lease.

At January 29, 2005, we have contractual commitments of approximately $171,000 primarily for the construction of new stores and the remodeling of existing stores.

Note 11: Long-Term Debt

A summary of long-term debt is as follows:

	January 29,	January 31,
	2005	2004

Private Label Securitization,4.82%,due 2006	$300,000	$300,000
Senior debentures, 6.95%, due 2028	300,000	300,000
Senior notes, 5.625%, due 2009	250,000	250,000
Senior notes, 8.95%, due 2005	—	196,770
Notes payable, 6.7%, due 2005	96,027	97,500
Mortgage payable, 7.68%, due 2020	75,406	79,204
Other	16,495	18,860
Fair market value of interest rate swap	(7,821)	(8,091)

Total long-term debt	1,030,107	1,234,243
Less current portion	(101,097)	(6,833)

Total due beyond one year	$929,010	$1,227,410

notes to consolidated financial statements

In 2004, we prepaid $196,770 of our 8.95% senior notes and $1,473 of our 6.7% medium-term notes for a total cash payment of $220,106. After considering deferred issuance costs related to these debt retirements, we recorded a pre-tax charge for debt retirements in interest expense, net of $20,862.

To manage our interest rate risk, we have an interest rate swap outstanding recorded in other liabilities. Our swap has a $250,000 notional amount, expires in 2009 and is designated as a fully effective fair value hedge. Under the agreement, we receive a fixed rate of 5.63% and pay a variable rate based on LIBOR plus a margin of 2.3% set at six-month intervals (5.20% at January 29, 2005).

The fair value of long-term debt, including current maturities, using quoted market prices of the same or similar issues, was approximately $1,105,000 and $1,336,000 at the end of 2004 and 2003.

We own a 49% interest in a limited partnership which constructed a corporate office building in which we are the primary occupant. During 2002, the limited partnership refinanced its construction loan obligation with a mortgage secured by the property. This mortgage, which is included in our long-term debt, will be amortized as we make rental payments to the limited partnership over the life of the mortgage.

Required principal payments on long-term debt, excluding capital lease obligations and the fair market value of the interest rate swap, are as follows:

Fiscal Year

2005	100,033
2006	303,669
2007	3,675
2008	253,650
2009	4,340
Thereafter	362,119

In May 2004, we replaced our existing $300,000 unsecured line of credit with a $350,000 unsecured line of credit, which is available as liquidity support for our commercial paper program. Under the terms of the agreement, we pay a variable rate of interest based on LIBOR plus a margin of 0.31%, or 2.90% at January 29, 2005. The variable rate of interest increases to LIBOR plus a margin of 0.41% if more than $175,000 is outstanding on the facility. The line of credit agreement expires in May 2007 and contains restrictive covenants, which include maintaining a leverage ratio. We also pay a commitment fee for the line based on our debt rating. As of January 29, 2005, no borrowings have been made against this revolving credit facility.

Also in May 2004, we renewed our variable funding note backed by Nordstrom private label card receivables and reduced the capacity by $50,000 to $150,000. This note is renewed annually and interest is paid based on the actual cost of commercial paper plus specified fees. We also pay a commitment fee for the note based on the amount of the commitment. As of January 29, 2005, no borrowings have been made against the variable funding note.

Note 12: Leases

Future minimum lease payments as of January 29, 2005 are as follows:

	Capital	Operating
Fiscal Year	Leases	Leases

2005	$2,314	$72,541
2006	1,946	70,756
2007	1,946	67,700
2008	1,946	65,247
2009	1,376	63,252
Thereafter	8,259	360,332

Total minimum lease payments	$17,787	$699,828

Less amount representing interest	(7,345)

Present value of net minimum lease payments	$10,442

Rental expense for 2004, 2003 and 2002 was as follows:

Fiscal Year	2004	2003	2002

Minimum rent:
Store locations	$79,285	$61,451	$54,061
Offices, warehouses and equipment	21,104	23,158	23,026
Percentage rent:
Store locations	9,214	7,920	7,776
Property incentives:	(46,737)	(37,380)	(29,868)

Total rent expense	$62,866	$55,149	$54,995

Note 13: Stock-Based Compensation

Stock Option Plans

In 2004, our shareholders approved the 2004 Equity Incentive Plan. We currently grant stock options, performance share units and common shares under this new plan.

Stock Options: As of January 29, 2005, we have options outstanding under three stock option plans, (collectively, the “Nordstrom, Inc. Plans”) with total shares authorized of 24,185. At January 29, 2005, approximately 9,100 shares are reserved for future stock grants pursuant to the Nordstrom, Inc. Plans. Options vest over periods ranging from four to eight years, and expire ten years after the date of grant. Stock option activity for the Nordstrom, Inc. Plans were as follows:

notes to consolidated financial statements

Fiscal Year	2004		2003		2002
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding, beginning of year	11,684	$24	11,886	$25	10,764	$24
Granted	1,415	39	2,715	18	2,424	25
Exercised	(3,620)	24	(2,260)	22	(350)	19
Cancelled	(319)	25	(656)	23	(949)	26
Expired	—	—	(1)	14	(3)	18

Outstanding, end of year	9,160	$26	11,684	$24	11,886	$25

Options exercisable at end of year	3,938	$26	5,357	$27	5,725	$26

The following table summarizes information about stock options outstanding for the Nordstrom, Inc. Plans as of January 29, 2005:

		Options Outstanding		Options Exercisable
		Weighted
		Average	Weighted-		Weighted-
		Remaining	Average		Average
Range of		Contractual	Exercise		Exercise
Exercise Prices	Shares	Life (Years)	Price	Shares	Price
$15 - $22	4,177	7	$18	1,739	$19
$23 - $32	2,572	6	$26	1,307	$27
$33 - $40	2,411	7	$38	892	$36

	9,160	7	$26	3,938	$26

notes to consolidated financial statements

Performance Share Units: Performance share units are earned over a three-year period. The number of performance share units earned is determined by the performance of our stock price and dividend payments relative to a pre-defined group of retail peers over the three-year period. Employees do not pay any monetary consideration upon vesting and may elect to receive common stock or cash. The following table outlines the performance share unit activity:

Fiscal Year	2004	2003	2002

Granted	62	114	191
Vested	—	—	—
Cancelled	—	—	(23)

Outstanding, end of year	62	114	168

At the end of 2004 and 2003, our liabilities included $15,278 and $18,657 for the unvested grants.

Nonemployee Director Stock Incentive Plan

The Nonemployee Director Stock Incentive Plan authorizes the grant of stock awards to nonemployee directors. These awards may be deferred or issued in the form of restricted or unrestricted stock, nonqualified stock options or stock appreciation rights, although we have only issued stock under the plan. We issued 5, 16 and 19 shares of common stock for a total expense of $202, $318 and $405 for 2004, 2003 and 2002. An additional 3 and 11 shares were deferred for a total expense of $140 and $183 in 2004 and 2003. At January 29, 2005, we had 399 remaining shares available for issuance.

Employee Stock Purchase Plan

We offer an Employee Stock Purchase Plan as a benefit to our employees. Employees may make payroll deductions of up to ten percent of their base compensation. At the end of each six-month offering period, the participants purchase shares of our common stock at 85% of the lower of the stock’s fair market value at the beginning or the end of the offering period. We issued 489, 647, and 596 shares under this plan in 2004, 2003, and 2002. As of January 29, 2005 and January 31, 2004, we had payroll deductions totaling $5,097 and $3,728 for the purchase of shares in the future. We have 1,060 shares available for issuance at January 29, 2005.

Nordstrom.com

In connection with the purchase of the minority interest in Nordstrom.com (see Note 18), we purchased 3,608 options and 470 warrants for a total cash payment of $11,802 in the third quarter of 2002. At the end of 2004 and 2003, there are no outstanding options or warrants for Nordstrom.com.

Stock Based Compensation Expense

We apply APB No. 25, “Accounting for Stock Issued to Employees,” in measuring compensation costs under our stock-based compensation programs. Stock options are issued at the fair market value of the stock at the date of grant. Accordingly, we recognized no compensation cost for stock options issued under the Nordstrom, Inc. Plans.

For performance share units, we record compensation expense over the performance period at the fair value of the stock at the end of each reporting period based on the vesting percentages on those dates. Stock-based compensation expense for 2004, 2003, and 2002 was $8,051, $17,894, and $1,130.

SFAS No. 123

The table in Note 1, under Stock Compensation, illustrates the effect on net earnings and earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

notes to consolidated financial statements

The Black-Scholes method was used to estimate the fair value of the options at grant date under SFAS 123 based on the following factors:

Fiscal Year	2004	2003	2002

Stock Options:
Risk-free interest rate	3.0%	2.9%	4.3%
Volatility	65.4%	70.6%	69.5%
Dividend yield	1.5%	1.5%	1.5%
Expected life in years	6.0	5.0	5.0

Weighted-average fair value at grant date	$21	$10	$14

Note 14: Accumulated Other Comprehensive Earnings

The following table shows the components of accumulated other comprehensive earnings:

	Jan. 29,	Jan. 31,	Jan. 31,
	2005	2004	2003

Foreign currency translation	$16,276	$15,783	$8,404
SERP adjustment	(11,798)	(11,679)	(6,511)
Securitization fair value adjustment	4,857	4,764	807

Total accumulated other comprehensive earnings	$9,335	$8,868	$2,700

Note 15: Supplementary Cash Flow Information

In 2002, the VISA Trust issued $200,000 of certificated Class A and Class B notes. The proceeds from this securitization were used to retire the $200,000 outstanding on a previous off-balance sheet VISA securitization.

Supplementary cash flow information includes the following:

Fiscal Year	2004	2003	2002

Cash paid during the year for:
Interest (net of capitalized interest)	$88,876	$96,824	$84,898
Income taxes	253,576	121,271	48,386

Note 16: Segment Reporting

We have four segments: Retail Stores, Credit Operations, Catalog/Internet, and Corporate and Other.

The Retail Stores segment derives its revenues from sales of high-quality apparel, shoes, cosmetics and accessories. It includes our Full-Line, Rack and Façonnable stores as well as our product development group, which coordinates the design and production of private label merchandise sold in our retail stores.

The Credit Operations segment revenues consist primarily of finance charges earned through operation of the Nordstrom private label and co-branded VISA credit cards.

The Catalog/Internet segment generates revenues from high-quality apparel, shoes, cosmetics and accessories via direct mail catalogs and the Nordstrom.com website.

We use the same measurements to compute net earnings for reportable segments as we do for the consolidated company. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in Note 1.

notes to consolidated financial statements

The following tables set forth the information for our reportable segments and a reconciliation to the consolidated totals:

	Retail	Credit	Catalog/	Corporate
Fiscal Year 2004	Stores	Operations	Internet	and Other	Eliminations	Total

Net sales (a)	$6,756,054	—	$375,334	—	—	$7,131,388
Other income including finance charge, net	(8,656)	$202,359	(208)	$(20,553)	—	172,942
Intersegment revenues	26,546	36,645	—	—	$(63,191)	—
Interest expense, net	(413)	(23,522)	148	(53,641)	—	(77,428)
Depreciation and amortization	233,081	1,107	4,395	26,186	—	264,769
Earnings before taxes	789,204	39,503	34,324	(215,750)	—	647,281
Goodwill	35,998	—	15,716	—	—	51,714
Tradename	84,000	—	—	—	—	84,000
Assets (b)(c)	2,665,425	1,030,941	103,960	805,064	—	4,605,390
Capital expenditures	212,729	605	6,196	27,321	—	246,851

	Retail	Credit	Catalog/	Corporate
Fiscal Year 2003	Stores	Operations	Internet	and Other	Eliminations	Total

Net sales (a)	$6,156,028	—	$292,650	—	—	$6,448,678
Other income including finance charge, net	(7,563)	$176,551	(602)	$(13,296)	—	155,090
Intersegment revenues	25,652	34,276	—	—	$(59,928)	—
Interest expense, net	(697)	(22,122)	105	(68,238)	—	(90,952)
Depreciation and amortization	224,018	2,838	5,052	18,775	—	250,683
Earnings before taxes	582,737	17,473	8,625	(210,694)	—	398,141
Goodwill	35,998	—	15,716	—	—	51,714
Tradename	84,000	—	—	—	—	84,000
Assets (b)(c)	2,717,462	878,541	93,070	880,160	—	4,569,233
Capital expenditures	242,331	1,104	4,729	10,150	—	258,314

	Retail	Credit	Catalog/	Corporate
Fiscal Year 2002	Stores	Operations	Internet	and Other	Eliminations	Total

Net sales (a)	$5,691,097	—	$253,559	—	—	$5,944,656
Other income including finance charge, net	(1,999)	$165,564	(11,721)	$(12,555)	—	139,289
Intersegment revenues	29,737	32,783	—	—	$(62,520)	—
Interest expense, net	(191)	(23,582)	(972)	(57,176)	—	(81,921)
Depreciation and amortization	201,861	3,212	4,977	23,881	—	233,931
Earnings before taxes and cumulative effect of accounting change	450,476	21,194	(21,926)	(254,120)	—	195,624
Goodwill	35,998	—	15,716	—	—	51,714
Tradename	84,000	—	—	—	—	84,000
Assets (b)(c)	2,718,781	753,377	89,512	623,599	—	4,185,269
Capital expenditures	230,864	2,058	4,507	90,737	—	328,166

(a)	Retail stores net sales includes foreign sales of $94,994, $92,524, and $82,126 for 2004, 2003 and 2002.

(b)	Retail stores assets include foreign assets of $207,095, $234,459, and $219,861 at the end of 2004, 2003, and 2002.

(c)	Segment assets in Corporate and Other include unallocated assets in corporate headquarters, consisting primarily of cash, land, buildings and equipment, and deferred tax assets.

notes to consolidated financial statements

Note 17: Impairment

In 2002, we recognized a charge of $15,570 to write-down an IT investment in a supply chain software application intended to support our private label division. A strategic decision was made not to expand our private label division to support an external wholesale business, resulting in impairment to an in-process software project designed to support this activity. This charge to the Retail Stores segment reduced this asset to its estimated market value. The charge was recorded in selling, general and administrative expense.

Note 18: Nordstrom.com

In May 2002, we paid $70,000 for the outstanding shares of Nordstrom.com, Inc. series C preferred stock in fulfillment of our put agreement with the minority interest holders of Nordstrom.com LLC. The excess of the purchase price over the fair market value of the preferred stock and professional fees resulted in a one-time charge of $42,736. No tax benefit was recognized, as we do not believe it is probable that this benefit will be realized. Purchase of the minority interest of Nordstrom.com also resulted in goodwill of $15,716.

In July 2002, we purchased 3,608 Nordstrom.com options and 470 warrants for $11,802. We recognized $10,432 of expense related to the purchase of these options and warrants.

The following table presents the charges associated with the minority interest purchase and reintegration costs:

Fiscal Year	2002

Excess of the purchase price over the fair market value of the preferred stock	$40,389
Nordstrom.com option/warrant buyback expense	10,432
Professional fees incurred	2,347

Total	$53,168

Note 19: Self Insurance

We are self insured for certain losses related to health and welfare, workers’ compensation and general liability. We record estimates of the total cost of claims incurred as of the balance sheet date. These estimates are based on analysis of historical data and independent actuarial estimates.

Workers’ Compensation – we have a deductible per claim of $1,000 or less and no policy limits. Our workers’ compensation reserve was $64,446 and $57,421 at the end of 2004 and 2003 and our expense was $29,263, $33,782 and $21,368 in 2004, 2003 and 2002.

General Liability – we have a deductible per claim of $1,000 or less and a policy limit up to $150,000. Our general liability insurance reserve was $9,872 and $10,266 at the end of 2004 and 2003.

Health and Welfare – We are self insured for our health and welfare coverage and do not have stop-loss coverage. Participants contribute to the cost of their coverage and are subject to certain plan limits and deductibles. Our health and welfare reserve was $10,545 and $9,998 at the end of 2004 and 2003.

Note 20: Commitments and Contingent Liabilities

We are involved in routine claims, proceedings, and litigation arising from the normal course of our business. We do not believe any such claim, proceeding or litigation, either alone or in aggregate, will have a material impact on our results of operations, financial position, or liquidity.

We are routinely audited for tax compliance by the federal, state, local and foreign jurisdictions in which we operate. The audits generally cover several years and issues raised in an audit can impact other years that are available to be audited. We have accrued $25,000 for anticipated exposures for audit issues in all years that are open to adjustment by a tax jurisdiction.

Additionally, in connection with the purchase of foreign merchandise, we have outstanding import letters of credit totaling $28,961 and standby letters of credit totaling $1,370 as of January 29, 2005.

notes to consolidated financial statements

Note 21: Selected Quarterly Data (unaudited)

Fiscal Year 2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total

Net sales	$1,535,490	$1,953,480	$1,542,075	$2,100,343	$7,131,388
Same-store sales percentage change	13.2%	6.8%	8.1%	7.2%	8.5%
Gross profit	562,558	682,588	557,167	769,687	2,572,000
Earnings before income taxes	112,627	175,266	122,913	236,475	647,281
Net earnings	68,727	106,915	77,828	139,980	393,450
Net earnings as a percentage of net sales	4.5%	5.5%	5.0%	6.7%	5.5%
Basic earnings per share	.49	.76	.55	1.02	2.82
Diluted earnings per share	.48	.75	.54	1.00	2.77
Dividends per share	.11	.11	.13	.13	.48
Common stock price
High	41.25	46.30	44.24	48.98	48.98
Low	35.14	34.85	36.06	42.68	34.85

Fiscal Year 2003	1st Quarter		2nd Quarter	3rd Quarter	4th Quarter	Total

Net sales	$1,335,472		$1,784,849	$1,409,109	$1,919,248	$6,448,678
Same-store sales percentage change	(1.5%	)	3.8%	4.7%	8.3%	4.1%
Gross profit	449,377		590,420	497,680	695,655	2,233,132
Earnings before income taxes	44,455		108,071	74,569	171,046	398,141
Net earnings	27,155		65,871	45,469	104,346	242,841
Net earnings as a percentage of net sales	2.0%		3.7%	3.2%	5.4%	3.8%
Basic earnings per share	.20		.48	.33	.76	1.78
Diluted earnings per share	.20		.48	.33	.74	1.76
Dividends per share	.10		.10	.10	.11	.41
Common stock price
High	18.61		21.75	31.23	40.75	40.75
Low	15.00		15.78	20.81	29.76	15.00

Nordstrom, Inc. common stock is traded on the New York Stock Exchange, NYSE Symbol JWN.

eleven-year statistical summary

Dollars in thousands except square footage and per share amounts

Fiscal Year	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994

Financial Position
Customer accounts receivable, net	$580,397	$594,900	$606,861	$621,491	$649,504	$557,190	$560,564	$621,704	$661,332	$874,103	$655,715
Investment in asset backed securities	422,416	272,294	124,543	58,539	50,183	38,830	7,097	20,158	31,791	—	—
Merchandise inventories	917,182	901,623	953,112	888,172	945,687	797,845	750,269	826,045	719,919	626,303	627,930
Current assets	2,572,444	2,524,843	2,125,356	2,095,317	1,812,982	1,564,648	1,668,689	1,613,492	1,549,819	1,612,776	1,397,713
Current liabilities	1,341,152	1,122,559	925,978	986,587	950,568	866,509	794,490	979,031	795,321	833,443	693,015
Working capital	1,231,292	1,402,284	1,199,378	1,108,730	862,414	698,139	874,199	634,461	754,498	779,333	704,698
Working capital ratio	1.92	2.25	2.30	2.12	1.91	1.81	2.10	1.65	1.95	1.94	2.02
Land, buildings and equipment, net	1,780,366	1,807,778	1,849,961	1,761,082	1,599,938	1,429,492	1,378,006	1,252,513	1,152,454	1,103,298	984,195
Long-term debt, including current portion	1,030,107	1,234,243	1,350,595	1,424,242	1,112,296	804,982	868,234	420,865	380,632	439,943	373,910
Debt/capital ratio	.3654	.4304	.4960	.5197	.4922	.4249	.4214	.3194	.2720	.3232	.2575
Shareholders’ equity	1,788,994	1,634,009	1,372,864	1,316,245	1,233,445	1,185,614	1,300,545	1,458,950	1,457,084	1,408,053	1,330,437
Shares outstanding (in thousands)	135,665	138,377	135,444	134,469	133,798	132,280	142,114	152,518	159,270	162,226	164,488
Book value per share	13.19	11.81	10.14	9.79	9.22	8.96	9.15	9.57	9.15	8.68	8.09
Total assets	4,605,390	4,569,233	4,185,269	4,084,356	3,608,503	3,062,081	3,103,689	2,890,664	2,726,495	2,732,619	2,396,783

Operations
Net sales	7,131,388	6,448,678	5,944,656	5,607,687	5,511,908	5,144,754	5,049,182	4,864,604	4,457,931	4,113,717	3,895,642
Gross profit	2,572,000	2,233,132	1,974,634	1,844,133	1,854,220	1,781,929	1,704,237	1,568,791	1,378,472	1,310,931	1,297,018
Selling, general, and administrative	(2,020,233)	(1,899,129)	(1,783,210)	(1,698,497)	(1,722,247)	(1,516,259)	(1,429,837)	(1,338,235)	(1,232,860)	(1,136,069)	(1,029,856)
Operating income	551,767	334,003	191,424	145,636	131,973	265,670	274,400	230,556	145,612	174,862	267,162
Interest expense, net	(77,428)	(90,952)	(81,921)	(75,038)	(62,698)	(50,396)	(47,091)	(34,250)	(39,400)	(39,295)	(30,664)
Write-down of investment	—	—	—	—	(32,857)	—	—	—	—	—	—
Minority interest purchase and reintegration costs	—	—	(53,168)	—	—	—	—	—	—	—	—
Other income including finance charges, net	172,942	155,090	139,289	133,890	130,600	116,783	110,414	110,907	135,331	134,179	98,311
Earnings before income taxes and cumulative effect of accounting change	647,281	398,141	195,624	204,488	167,018	332,057	337,723	307,213	241,543	269,746	334,809
Income taxes	(253,831)	(155,300)	(92,041)	(79,800)	(65,100)	(129,500)	(131,000)	(121,000)	(95,227)	(106,190)	(132,304)
Earnings before cumulative effect of accounting change	393,450	242,841	103,583	124,688	101,918	202,557	206,723	186,213	146,316	163,556	202,505
Cumulative effect of accounting change, net of tax	—	—	(13,359)	—	—	—	—	—	—	—	—
Net earnings	393,450	242,841	90,224	124,688	101,918	202,557	206,723	186,213	146,316	163,556	202,505
Basic earnings per share	2.82	1.78	.67	.93	.78	1.47	1.41	1.20	.90	1.00	1.23
Diluted earnings per share	2.77	1.76	.66	.93	.78	1.46	1.41	1.20	.90	1.00	1.23
Dividends per share	.48	.41	.38	.36	.35	.32	.30	.265	.25	.25	.1925
Same-store sales percentage increase (decrease)	8.5%	4.1%	1.4%	(2.9%)	0.3%	(1.1%)	(2.7%)	4.0%	0.6%	(0.7%)	4.4%
Earnings before income taxes and cumulative effect of
accounting change as a percentage of net sales	9.1%	6.2%	3.3%	3.6%	3.0%	6.5%	6.7%	6.3%	5.4%	6.6%	8.6%
Net earnings as a percentage of net sales	5.5%	3.8%	1.5%	2.2%	1.8%	3.9%	4.1%	3.8%	3.3%	4.0%	5.2%
Return on average shareholders’ equity	23.0%	16.2%	6.7%	9.8%	8.4%	16.3%	15.0%	12.8%	10.2%	11.9%	16.3%
Sales per square foot for Company-operated stores	347	325	317	319	341	349	362	384	377	382	395
Full-Line stores	94	92	88	80	77	71	67	65	62	58	55
Rack and other stores	56	56	55	52	43	33	30	27	21	20	21
International Façonnable boutiques	31	31	23	24	20	0	0	0	0	0	0
Total square footage	19,397,000	19,138,000	18,428,000	17,048,000	16,056,000	14,487,000	13,593,000	12,614,000	11,754,000	10,713,000	9,998,000

retail store facilities open at january 29, 2005

			Year
		Square	Store
Location	Store Name	Footage	Opened

SOUTHWEST GROUP

Arizona

Chandler	Chandler Fashion Center	149,000	2001
Scottsdale	Scottsdale Fashion Square	235,000	1998

California

Arcadia	Santa Anita	151,000	1994
Brea	Brea Mall	195,000	1979
Canoga Park	Topanga	154,000	1984
Cerritos	Los Cerritos Center	122,000	1981
Corte Madera	The Village at Corte Madera	116,000	1985
Costa Mesa	South Coast Plaza	235,000	1978
Escondido	North County	156,000	1986
Glendale	Glendale Galleria	147,000	1983
Los Angeles	The Grove	120,000	2002
Los Angeles	Westside Pavilion	150,000	1985
Mission Viejo	The Shops at Mission Viejo	172,000	1999
Montclair	Montclair Plaza	134,000	1986
Palo Alto	Stanford Shopping Center	187,000	1984
Pleasanton	Stoneridge Mall in Pleasanton	173,000	1990
Redondo Beach	South Bay Galleria	161,000	1985
Riverside	The Galleria at Tyler in Riverside	164,000	1991
Roseville	Galleria at Roseville	149,000	2000
Sacramento	Arden Fair	190,000	1989
San Diego	Fashion Valley	220,000	1981
San Diego	Horton Plaza	151,000	1985
San Diego	University Towne Centre	130,000	1984
San Francisco	San Francisco Shopping Centre	350,000	1988
San Francisco	Stonestown Galleria	174,000	1988
San Jose	Valley Fair	232,000	1987
San Mateo	Hillsdale Shopping Center	149,000	1982
Santa Ana	MainPlace/Santa Ana	169,000	1987
Santa Barbara	Paseo Nuevo in Santa Barbara	186,000	1990
Walnut Creek	Broadway Plaza in Walnut Creek	193,000	1984

Nevada

Las Vegas	Fashion Show	207,000	2002

EAST COAST GROUP

Connecticut

Farmington	Westfarms	189,000	1997

Maryland

Annapolis	Annapolis Mall	162,000	1994
Bethesda	Montgomery Mall	225,000	1991
Columbia	The Mall in Columbia	173,000	1999
Towson	Towson Town Center	205,000	1992

New Jersey

Edison	Menlo Park	204,000	1991
Freehold	Freehold Raceway Mall	174,000	1992
Paramus	Garden State Plaza	282,000	1990
Short Hills	The Mall at Short Hills	188,000	1995

New York

Garden City	Roosevelt Field	241,000	1997
White Plains	The Westchester	219,000	1995

Pennsylvania

King of Prussia	The Plaza at King of Prussia	238,000	1996

Rhode Island

Providence	Providence Place	206,000	1999

Virginia

Arlington	The Fashion Centre at Pentagon City	241,000	1989
Dulles	Dulles Town Center	148,000	2002
McLean	Tysons Corner Center	211,000	1988
Norfolk	MacArthur Center	166,000	1999
Richmond	Short Pump Town Center	128,000	2003

SOUTH GROUP

Georgia

Atlanta	Perimeter Mall	243,000	1998
Buford	Mall of Georgia	172,000	2000

Florida

Boca Raton	Town Center at Boca Raton	193,000	2000
Coral Gables	Village of Merrick Park	212,000	2002
Miami	Dadeland Mall	150,000	2004
Orlando	The Florida Mall	174,000	2002
Tampa	International Plaza	172,000	2001
Wellington	The Mall at Wellington Green	127,000	2003

North Carolina

Charlotte	SouthPark	151,000	2004
Durham	The Streets at Southpoint	149,000	2002

Texas

Austin	Barton Creek Square	150,000	2003
Dallas	Galleria Dallas	249,000	1996
Frisco	Stonebriar Centre	149,000	2000
Houston	The Galleria	226,000	2003
Hurst	North East Mall	149,000	2001

CENTRAL STATES GROUP

Illinois

Chicago	Michigan Avenue	274,000	2000
Oak Brook	Oakbrook Center	249,000	1991
Schaumburg	Woodfield Shopping Center	215,000	1995
Skokie	Old Orchard Center	209,000	1994

Indiana

Indianapolis	Circle Centre	216,000	1995

Kansas

Overland Park	Oak Park Mall	219,000	1998

retail store facilities open at january 29, 2005

			Year
		Square	Store
Location	Store Name	Footage	Opened

Michigan

Troy	Somerset Collection	258,000	1996

Minnesota

Bloomington	Mall of America	240,000	1992

Missouri

Des Peres	West County	193,000	2002

Ohio

Beachwood	Beachwood Place	231,000	1997
Columbus	Easton Town Center	174,000	2001

NORTHWEST GROUP

Alaska

Anchorage	Anchorage	97,000	1975

Colorado

Broomfield	FlatIron Crossing	172,000	2000
Littleton	Park Meadows	245,000	1996

Oregon

Portland	Clackamas Town Center	121,000	1981
Portland	Downtown Portland	174,000	1966
Portland	Lloyd Center	150,000	1963
Salem	Salem Center	71,000	1980
Tigard	Washington Square	189,000	1974

Utah

Murray	Fashion Place	110,000	1981
Orem	University Mall	122,000	2002
Salt Lake City	Crossroads Plaza	140,000	1980

Washington

Bellevue	Bellevue Square	285,000	1967
Lynnwood	Alderwood	151,000	1979
Seattle	Downtown Seattle	383,000	1963
Seattle	Northgate	122,000	1965
Spokane	Spokane	137,000	1974
Tacoma	Tacoma Mall	134,000	1966
Tukwila	Southcenter	170,000	1968
Vancouver	Vancouver	71,000	1977

OTHER

Honolulu, HI	Ward Centre Shoes	16,000	1997
Façonnable	U.S. (5 boutiques)	58,000
Façonnable	International (31 boutiques)	92,000

NORDSTROM RACK GROUP

Chandler, AZ	Chandler Festival Rack	37,000	2000
Phoenix, AZ	Last Chance	48,000	1992
Scottsdale, AZ	Scottsdale Promenade Rack	38,000	2000
Brea, CA	Brea Union Plaza Rack	45,000	1999
Chino, CA	Chino Spectrum Towne Center Rack	38,000	1987
Colma, CA	Colma Rack	31,000	1987
Costa Mesa, CA	Metro Pointe at South Coast Rack	50,000	1983
Fresno, CA	Villaggio Retail Center Rack	32,000	2002
Glendale, CA	Glendale Fashion Center Rack	36,000	2000
Long Beach, CA	Long Beach CityPlace Rack	33,000	2002
Los Angeles, CA	The Promenade at Howard
	Hughes Center Rack	41,000	2001
Ontario, CA	Ontario Mills Mall Rack	40,000	2002
Oxnard, CA	Esplanade Shopping Center Rack	38,000	2001
Roseville, CA	Creekside Town Center Rack	36,000	2001
Sacramento, CA	Howe `Bout Arden Center Rack	54,000	1999
San Diego, CA	Mission Valley Rack	57,000	1985
San Francisco, CA	555 Ninth Street Retail
	Center Rack	43,000	2001
San Jose, CA	Westgate Mall Rack	48,000	1998
San Leandro, CA	San Leandro Rack	44,000	1990
Woodland Hills, CA	Topanga Rack	64,000	1984
Broomfield, CO	Flatiron Marketplace Rack	36,000	2001
Littleton, CO	Meadows Marketplace Rack	34,000	1998
Sunrise, FL	The Oasis at Sawgrass Mills Rack	27,000	2003
Buford, GA	Mall of Georgia Crossing Rack	44,000	2000
Honolulu, HI	Victoria Ward Centers Rack	34,000	2000
Chicago, IL	The Shops at State and
	Washington Rack	41,000	2003
Northbrook, IL	Northbrook Rack	40,000	1996
Oak Brook, IL	The Shops at Oak Brook
	Place Rack	42,000	2000
Schaumburg, IL	Woodfield Rack	45,000	1994
Gaithersburg, MD	Gaithersburg Rack	49,000	1999
Towson, MD	Towson Rack	31,000	1992
Grand Rapids, MI	Centerpointe Mall Rack	40,000	2001
Troy, MI	Troy Marketplace Rack	40,000	2000
Bloomington, MN	Mall of America Rack	41,000	1998
Las Vegas, NV	Silverado Ranch Plaza Rack	33,000	2001
Westbury, NY	The Mall at the Source Rack	48,000	1997
Beaverton, OR	Tanasbourne Town Center Rack	53,000	1998
Clackamas, OR	Clackamas Promenade Rack	28,000	1983
Portland, OR	Downtown Portland Rack	19,000	1986
King of Prussia, PA	The Overlook at King of
	Prussia Rack	45,000	2002
Hurst, TX	The Shops at North East
	Mall Rack	40,000	2000
Plano, TX	Preston Shepard Place Rack	39,000	2000
Salt Lake City, UT	Sugarhouse Rack	31,000	1991
Dulles, VA	Dulles Town Crossing Rack	41,000	2001
Woodbridge, VA	Potomac Mills Rack	46,000	1990
Auburn, WA	SuperMall of the Great
	Northwest Rack	48,000	1995
Bellevue, WA	Factoria Mall Rack	46,000	1997
Lynnwood, WA	Golde Creek Plaza Rack	38,000	1985
Seattle, WA	Downtown Seattle Rack	42,000	1987
Spokane, WA	NorthTown Mall Rack	28,000	2000

officers of the corporation and executive team

Jammie Baugh, 52
Executive Vice President,
Human Resources, Full-Line Stores

Laurie M. Black, 46
Executive Vice President
and President, Nordstrom Rack
Member of Executive Team

Mark S. Brashear, 43
Executive Vice President
and President, Fagonnable
Member of Executive Team

Dale Cameron, 56
Executive Vice President,
Corporate Merchandise Manager,
Cosmetics, Full-Line Stores

Robert E. Campbell, 49
Vice President,
Finance, Full-Line Stores

Paul Favaro, 47
Executive Vice President,
Strategy and Development
Member of Executive Team

Linda Toschi Finn, 57
Executive Vice President, Marketing
Member of Executive Team

Bonnie M. Junell, 48
Vice President,
Corporate Merchandise Manager,
Point of View and Narrative,
Full-Line Stores

Kevin T. Knight, 49
Executive Vice President,
Chairman and Chief Executive
Officer of Nordstrom fsb,
President of Nordstrom Credit, Inc.
Member of Executive Team

Michael G.Koppel, 48
Executive Vice President and
Chief Financial Officer
Member of Executive Team

Llynn (Len) A. Kuntz, 44
Executive Vice President,
WA/AK Regional Manager,
Full-Line Stores

David P. Lindsey, 55
Vice President, Store Planning

Daniel F. Little, 43
Executive Vice President and
Chief Administrative Officer
Member of Executive Team

David L. Mackie, 56
Vice President, Real Estate,
and Corporate Secretary

Robert J. Middlemas, 48
Executive Vice President,
Central States Regional Manager,
Full-Line Stores

Jack H. Minuk, 50
Vice President,
Corporate Merchandise Manager,
Women’s Shoes, Full-Line Stores

Blake W. Nordstrom, 44
President
Member of Executive Team

Bruce A. Nordstrom, 71
Chairman of the Board of Directors

Erik B. Nordstrom, 41
Executive Vice President,
Full-Line Stores
Member of Executive Team

James (Jamie) F. Nordstrom, 32
Executive Vice President and
President, Nordstrom Direct
Member of Executive Team

Peter E. Nordstrom, 43
Executive Vice President and
President, Full-Line Stores
Member of Executive Team

James R. O’Neal, 46
Executive Vice President
and President,
Nordstrom Product Group
Member of Executive Team

Suzanne R. Patneaude, 58
Vice President,
Corporate Merchandise Manager,
Designer/Savvy, Full-Line Stores

R.Michael Richardson, 48
Vice President and
Chief Information Officer

Karen Bowman Roesler, 49
Vice President, Marketing
Nordstrom Credit Group

K. C. (Karen) Shaffer, 51
Executive Vice President,
Nordstrom Rack
NW Rack Regional Manager

Delena M. Sunday, 44
Executive Vice President,
Human Resources and Diversity Affairs
Member of Executive Team

Geevy S. K. Thomas, 40
Executive Vice President,
South Regional Manager,
Full-Line Stores

board of directors and committees

BOARD OF DIRECTORS
Phyllis J. Campbell, 53
President and CEO,
The Seattle Foundation
Seattle, Washington

D. Wayne Gittinger, 72
Partner,
Lane Powell PC
Seattle, Washington

Enrique Hernandez, Jr., 49
Lead Director
President and CEO,
Inter-Con Security Systems, Inc.
Pasadena, California

Jeanne P. Jackson, 53
Founder and General Partner,
MSP Capital
Newport Beach, California

Bruce A. Nordstrom, 71
Chairman of the Board of Directors
Seattle, Washington

John N. Nordstrom, 68
Retired Co-Chairman
of the Board of Directors
Seattle, Washington

Alfred E. Osborne, Jr., Ph.D., 60
Senior Associate Dean
UCLA Anderson Graduate School
of Management
Los Angeles, California

William D. Ruckelshaus, 72
A Strategic Director,
Madrona Venture Group
Seattle, Washington

Alison A. Winter, 58
President, Northeast Personal
Financial Services,
The Northern Trust Corporation
Chicago, Illinois

AUDIT COMMITTEE
Phyllis J. Campbell
Enrique Hernandez, Jr., Chair
Jeanne P. Jackson
Alfred E. Osborne, Jr.
William D. Ruckelshaus
Alison A. Winter

COMPENSATION COMMITTEE
Phyllis J. Cambell
Enrique Hernandez, Jr.
Jeanne P. Jackson
Alfred E. Osborne, Jr.
William D. Ruckelshaus, Chair
Alison A. Winter

CORPORATE GOVERNANCE
AND NOMINATION COMMITTEE
Enrique Hernandez, Jr.
Alfred E. Osborne, Jr., Chair
William D. Ruckelshaus

EXECUTIVE COMMITTEE
D. Wayne Gittinger
Enrique Hernandez, Jr.
Bruce A. Nordstrom

FINANCE COMMITTEE
D. Wayne Gittinger
Jeanne P. Jackson
John N. Nordstrom
Alison A. Winter, Chair

shareholder information

INDEPENDENT AUDITORS
Deloitte & louche LLP
Seattle, Washington

COUNSEL
Lane Powell PC
Seattle, Washington

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
P. O. Box 3315 South Hackensack, New Jersey 07606
Telephone (800) 318-7045
TDD for Hearing Impaired (800) 231-5469
Foreign Shareholders (201) 329-8660
TDD Foreign Shareholders (201) 329-8354

GENERAL OFFICES
1617 Sixth Avenue
Seattle, Washington 98101-1742
Telephone (206) 628-2111

ANNUAL MEETING
May 24, 2005 at 11:00 a.m.
Pacific Daylight Time
Nordstrom Downtown Seattle Store
John W. Nordstrom Room, fifth floor
1617 Sixth Avenue
Seattle, Washington 98101-1742

FORM 10-K
The Company’s annual report on Form 10-K for the year ended January 29, 2005 will be provided to shareholders upon request to:

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
(206) 303-3200
invrelations@nordstrom.com

CERTIFICATIONS
We have filed the required certifications under Section 302 of the Sarbanes-Oxley Act of 2002 regarding the quality of our public disclosures as Exhibits 31.1 and 31.2 to our annual report on Form 10-K for the year ended January 29, 2005. After our 2005 Annual Meeting of Shareholders, we intend to file with the New York Stock Exchange the CEO certification regarding our compliance with the NYSE’s corporate governance listing standards as required by NYSE Rule 303A.12(a).